Form 20-F
period 2001-12-31
LOCALIZA MASTER FRANCHISEE ARGENTINA SA; PRIME SERVICE PROVIDER LTD; TOTAL FLEET SA; LOCALIZA RENT A CAR SA /ADR/; LOCALIZA SYSTEM LTD
filed 2002-07-01
CIK 1144237, 1089929, 1057441, 1084057, 1051966

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     --------------------------------------

                                   FORM 20-F

(Mark One)
|_|             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|X|              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2001

         333-8128                 333-8128-01                333-8128-02                333-8128-03                333-8128-04
     LOCALIZA RENT A               LOCALIZA               TOTAL FLEET S.A.          PRIME PRESTADORA DE              LOCALIZA
         CAR S.A.                SYSTEM LTDA.              (Exact name of           SERVICOS S/C LTDA.                MASTER
      (Exact name of            (Exact name of         Registrant as specified        (Exact name of                FRANCHISEE
 Registrant as specified    Registrant as specified        in its charter)        Registrant as specified         ARGENTINA S.A.
     in its charter)            in its charter)                                       in its charter)             (Exact name of
                                                                                                             Registrant as specified
                                                                                                                 in its charter)
   Localiza Rent a Car          Localiza System        Total Fleet Corporation    Prime Service Provider         Localiza Master
       Corporation                   Ltd.                  (Translation of                 Ltd.                     Franchisee
     (Translation of            (Translation of        Registrant's name into         (Translation of               Argentina
  Registrant's name into    Registrant's name into            English)            Registrant's name into           Corporation
         English)                  English)                                              English)                (Translation of
                                                                                                              Registrant's name into
                                                                                                                     English)
      The Federative            The Federative         The Federative Republic    The Federative Republic          Republic of
    Republic of Brazil        Republic of Brazil              of Brazil                  of Brazil                  Argentina
     (Jurisdiction of           (Jurisdiction of          (Jurisdiction of           (Jurisdiction of           (Jurisdiction of
     incorporation or          incorporation or           incorporation or           incorporation or           incorporation or
      organization)              organization)              organization)              organization)              organization)

                           Av. Bernardo Monteiro 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)
             Securities registered or to be registered pursuant to
                        Section 12(b) of the Act: None
             Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None
        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                     Title
                                     -----
                     10 1/4% Series B Senior Notes due 2005
              Guarantees of 10 1/4% Series B Senior Notes due 2005

     The number of outstanding shares/quotas of each of the issuers' classes of stock as of December 31, 2001 was:

       LOCALIZA             LOCALIZA SYSTEM LTDA.       TOTAL FLEET S.A.           PRIME PRESTADORA DE           LOCALIZA MASTER
    RENT A CAR S.A.                                                                SERVICOS S/C LTDA.              FRANCHISEE
                                                                                                                  ARGENTINA S.A.
At December 31, 2001,       At December 31, 2001,     At December 31, 2001,       At December 31, 2001,       At December 31, 2001,
there were outstanding      there were outstanding    there were outstanding      there were outstanding      there were outstanding
15,360,000 common           1,115,540 quotas, par     109,630,000 common          15,000 quotas, par value    197,000 common shares
shares, no par value per    value R$1.00 per quota    shares, no par value per    R$10.00 per quota           par value P$1.00 per
share                                                 share                                                   share

     Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

                             Yes [X]      No [_]

     Indicate by check mark which financial statement item the registrants have elected to follow.

                         Item 17 [_]      Item 18 [X]

===============================================================================

                            -----------------------

                               TABLE OF CONTENTS

                            -----------------------


PRESENTATION OF INFORMATION....................................................1

FORWARD-LOOKING STATEMENTS.....................................................2

                                    PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............3

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.............................3

ITEM 3.    KEY INFORMATION.....................................................3
           A.   Selected Consolidated Financial Data...........................3
           B.   Capitalization and Indebtedness...............................10
           C.   Reasons for the Offer and Use of Proceeds.....................10
           D.   Risk Factors..................................................10

ITEM 4.    INFORMATION ON THE COMPANY.........................................18
           A.   History and Development of the Company........................18
           B.   Business Overview.............................................18
           C.   Organizational Structure......................................27
           D.   Description of Property.......................................28
           A.   Operating Results.............................................28
           B.   Liquidity and Capital Resources...............................38
           C.   Research and Development, Patents and Licenses................39
           D.   Trend Information.............................................39

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................28
           A.   Operating Results.............................................28
           B.   Liquidity and Capital Resources...............................38
           C.   Research and Development, Patents and Licenses................39
           D.   Trend Information.............................................39

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................40
           A.   Directors and Senior Management...............................40
           B.   Compensation..................................................44
           C.   Board Practices...............................................45
           D.   Employees.....................................................46
           E.   Share Ownership...............................................46

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................46
           A.   Major Shareholders............................................46
           B.   Related Party Transactions....................................47
           C.   Interests of Expert and Counsel...............................47

ITEM 8.    FINANCIAL INFORMATION..............................................48
           A.   Consolidated Statements and Other Financial Information.......48
           B.   Significant Changes...........................................48

ITEM 9.    THE OFFER AND LISTING..............................................48
           A.   Offer and Listing Details.....................................48
           B.   Plan of Distribution..........................................48
           C.   Markets.......................................................48
           D.   Selling Shareholders..........................................48
           E.   Dilution......................................................48
           F.   Expenses of the Issue.........................................49

ITEM 10.   ADDITIONAL INFORMATION.............................................49
           A.   Share Capital.................................................49
           B.   Memorandum and Articles of Association........................49
           C.   Material Contracts............................................55
           D.   Exchange Controls.............................................56
           E.   Taxation......................................................56
           F.   Dividends and Paying Agents...................................56
           G.   Statement by Experts..........................................56
           H.   Documents on Display..........................................56
           I.   Subsidiary Information........................................57

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........57

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............58

                                    PART II


ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................58

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS................................................58

ITEM 15.   [RESERVED].........................................................59

ITEM 16.   [RESERVED].........................................................59

                                   PART III

ITEM 17.   FINANCIAL STATEMENTS...............................................59

ITEM 18.   FINANCIAL STATEMENTS...............................................59

ITEM 19.   EXHIBITS...........................................................60

                          PRESENTATION OF INFORMATION

General

     Credit Suisse First Boston Corporation, or CSFB, is an affiliate of the Donaldson, Lufkin & Jenrette Merchant Banking Funds, or DLJMB Funds, which beneficially owns approximately 33.33% of Localiza's outstanding common stock. CSFB is also an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, which acted as initial purchaser in connection with the original private offering of Localiza's 10 1/4% Series A Senior Notes in the aggregate principal amount of US$100 million, referred to in this annual report as the "Notes", and as a market maker for the Notes. CSFB, New York branch, now acts as market maker for the Notes in lieu of Donaldson, Lufkin & Jenrette Securities Corporation. All references to "Notes" refer to the US$100 million aggregate principal amount of 10 1/4% Series A Senior Notes due 2005 issued in October 1997 that we exchanged, on April 10, 1998, for US$100 million aggregate principal amount of 10 1/4% Series B Senior Notes due 2005.

     In this annual report "we," "us" and "our" refer to Localiza Rent a Car S.A., known as Localiza, a company incorporated and existing under the laws of Brazil, and its consolidated subsidiaries. Localiza's consolidated subsidiaries are: Total Fleet S.A., known as Total Fleet, a company incorporated and existing under the laws of Brazil; Localiza System Ltda., known as System, a company incorporated and existing under the laws of Brazil; Prime Prestadora de Servicos S/C Ltda., known as Prime, a company incorporated and existing under the laws of Brazil; and Localiza Master Franchisee Argentina, S.A., known as MFA, a company incorporated and existing under the laws of Argentina.

     All references to the "real," "reais," or "R$" are to the Brazilian real, the official currency of Brazil. All references to "U.S. dollars," "dollars" or "US$" are to United States dollars. All references to "P$" and "pesos" are to Argentine pesos, the official currency of Argentina.

     For your convenience, this annual report contains translations of certain real amounts into U.S. dollars at the exchange rate quoted by Banco Central do Brasil, known as Central Bank of Brazil, as of each relevant date or end of period. You should not construe these translations as representations that the real amounts actually represent these U.S. dollar amounts or that any person could convert the real amounts into U.S. dollars at the rate indicated or at any other rate. The commercial selling exchange rate was R$2.3204 per US$1.00 at December 31, 2001, as reported by the Central Bank of Brazil. See Item 3. Key Information--Exchange Rates.

     With regard to the Argentine peso, until December 23, 2001, the exchange rate had been fixed at P$1.00 per US$1.00 in accordance with Law No. 23,928 and Decree No. 529/9, known as the Convertibility Law. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. As of January 11, 2002, the exchange rate was P$1.40 per US$1.00 in the official market and P$ 1.70 per US$1.00 in the free market. Since February 8, 2002 the only exchange market available has been the free market. Certain financial information relating to MFA presented in this annual report has been translated into U.S. dollars at the exchange rate of P$1.70 per US$1.00 and then converted into reais at the exchange rate of R$2.3204 per US$1.00, for purposes of consolidation with System and Localiza. You should not construe these translations as representations that the peso amounts actually represent these U.S. dollar and reais amounts or that any person could convert the peso amounts into U.S. dollars or reais at the rate indicated or at any other rate. See Item
3. Key Information--Exchange Rates.

Financial Statements

     The audited financial statements of Localiza, Total Fleet, System and Prime as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001, and the notes thereto, contained herein have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The financial statements of Localiza as of December 31, 2000 and for the two years then ended have been restated to reflect the change in accounting described in note 30 to the Localiza financial statements.

     The audited financial statements of MFA as of November 30, 1998 and 1999 and December 31, 1999, 2000 and 2001, and for the years ended November 30, 1998 and 1999, December 31, 2000 and 2001, and for the one-month period ended December 31, 1999, and the notes thereto, contained herein have been prepared in accordance with U.S. GAAP.

     Localiza, Total Fleet, System and Prime also prepare financial statements in accordance with Law No. 6,404 dated December 15, 1976, as amended, known as the Brazilian Corporation Law. These financial statements are not presented in constant currency. Brazilian income taxes and dividends are determined on the basis of results of operations as presented in the Brazilian Corporation Law financial statements. In addition, MFA also prepares financial statements in accordance with Argentine GAAP. See Item 8. Financial Information.

                           FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this annual report contains information that is forward-looking, including but not limited to:

     o    our goals and future operations;

     o    the implementation of our principal operating strategies;

     o    the implementation of our financing strategy;

     o    trends affecting our financial condition or results of operations;

     o    the used car resale market; and

     o    supply and demand for our products and services.

     Forward-looking statements may also be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

     o uncertainties relating to political and economic conditions in Brazil;

     o    inflation and exchange rate risks; and

     o    increased competition.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.   KEY INFORMATION

     The partners and employees of Arthur Andersen S/C in Brazil, the former auditors of Localiza, Total Fleet, System and Prime, were transferred to Deloitte Touche Tohmatsu Brazil pursuant to an agreement dated June 1, 2002. The audit reports for the financial statements of each of Localiza, Total Fleet, System and Prime as of December 31, 2001 and 2000 and for the three years ended December 31, 2001 included in this annual report were issued by Deloitte Touche Tohmatsu Brazil located at Rua Paraiba 1122, 20th Floor, 30130-918, Belo Horizonte, Minas Gerais, Brazil.

     The audited financial statements of MFA as of November 30, 1998 and 1999 and December 31, 1999, 2000 and 2001 and for the years ended November 30, 1998 and 1999, December 31, 2000 and 2001, and for the one-month period ended December 31, 1999, included in this annual report were issued by Pistrelli, Dyas y Associados in Argentina, a member firm of Andersen, located at Av. 25 de Mayo 487, 1002, Buenos Aires, Argentina.

A.   Selected Consolidated Financial Data

     The following tables present selected historical financial data for Localiza, Total Fleet, System, Prime and MFA and should be read in conjunction with the financial statements included in this annual report. All financial information for Localiza, Total Fleet, System and Prime is presented in nominal reais. All financial information relating to MFA is presented in Argentine pesos. All financial statements for Localiza, Total Fleet, System, Prime and MFA are prepared in accordance with U.S. GAAP. Effective June 30, 1997, Localiza and System ceased restating their financial statements to recognize some of the effects of changes in the purchasing power of Brazilian currency due to inflation, as Brazil ceased to be considered a highly inflationary economy as of such date.

     Total Fleet was formed on December 1, 1997, and Prime was formed on November 16, 1998. Neither of these two companies had operations, assets or liabilities until 1999. System acquired MFA on August 17, 1999, and the Localiza and System financial statements reflect the financial condition and results of operations of MFA from the date of its acquisition. See note 1(b) to the Localiza financial statements.

     For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income from continuing operations before provision for income tax and minority interest plus fixed charges. Fixed charges consist of interest expense. Fixed charges do not take into account any gains on monetary position associated with indebtedness or any exchange gains or losses attributable to indebtedness.

     The table below presents selected historical financial data for Localiza.

                                                                                 Year Ended December 31,
                                                          -----------------------------------------------------------------------
                                                           1997(1)       1998(1)(2)      1999(1)(2)      2000(1)(2)        2001
                    Localiza                              ---------      ---------       ---------       ---------      ---------
                 (consolidated)                                                          U.S. GAAP
                                                          -----------------------------------------------------------------------
                                                                                      (in thousands)
Income Statement Data
Net revenues.........................................     R$221,065      R$234,327       R$244,677       R$310,074      R$420,445
Operating income.....................................        11,673         28,278          51,922          81,662        106,370
Net income before extraordinary gain and
     cumulative effect of a change in
     accounting principle............................         1,463         13,689          18,537          44,655         43,888
Net income ..........................................         1,390         22,046          19,931          44,655         42,981
Balance Sheet Data
Current assets.......................................       216,156        186,815         187,439         279,701        346,582
Non-current assets...................................        24,988         55,811         112,761         112,042        132,071
Property, Plant and Equipment, net...................         9,483          7,867           7,318           7,922         12,534
Goodwill.............................................             -              -             436           4,874          4,704
     Total assets....................................       250,627        250,493         307,954         404,539        495,891
Current liabilities (less short-term debt)...........        14,183         21,343          17,821          32,851         41,249
Short-term debt......................................        25,049          5,462           6,315          36,375         31,540
Non-current liabilities (less long-term debt)........         9,958         16,755          22,318          26,660         60,446
Long-term debt.......................................       114,510         92,344         132,207         144,504        171,478
     Total liabilities...............................       163,700        135,904         178,661         240,390        304,713
Minority interest....................................            23             50             125              95             85
Capital stock........................................       100,179        101,382         106,303         117,523        122,923
Accumulated earnings (deficit) ......................       (13,275)        13,157          22,212          46,156         67,784
Other comprehensive income...........................             -              -             653             375            386
     Shareholders' equity............................        86,904        114,539         129,168         164,054        191,093
Other Selected Data
Cash dividends (in reais)............................         8,321              -           5,167           7,526         15,000
Cash dividends (in U.S. dollars).....................         7,957              -           3,023           4,318          6,853
Interest on capital (in reais).......................             -         10,422           5,256          13,100          6,353
Interest on capital (in U.S. dollars)................             -          8,672           2,938           6,691          2,756
Ratio of earnings to fixed charges...................          1.11           1.93            2.05            3.40           2.85

---------
(1) In order to conform with the presentation in the 2001 financial statements, certain amounts in Localiza's net revenues for the four years ended December 31, 2000 have been reclassified. See note 3(n) to Localiza financial statements.

(2) The financial statements as of December 31, 2000 and for the two years then ended have been restated to reflect the change in accounting described in note 30 to the Localiza financial statements. The financial statements as of December 31, 1998 and for the two years then ended have also been adjusted to reflect the same change in accounting.

     The table below presents selected historical data for Total Fleet.

                                                                       Year Ended December 31,
                                                              ------------------------------------------
                                                               1999(1)         2000(1)            2001
                                                              --------        ---------        ---------
                   Total Fleet                                               U.S. GAAP
                                                              ------------------------------------------
                                                                           (in thousands)
Income Statement Data
Net revenues.............................................     R$88,999        R$131,088        R$173,957
Operating income.........................................       22,556           45,182           58,701
Net income...............................................        7,180           29,955           43,513
Balance Sheet Data
Current assets...........................................       37,260           76,194           89,384
Non-current assets.......................................       80,986           86,118          104,655
Property and Equipment, net..............................          190              257              387
    Total assets.........................................      118,436          162,569          194,426
Current liabilities (less short-term debt)...............        7,777           12,924           11,159
Short-term debt..........................................        2,965            4,240            4,745
Non-current liabilities..................................          540            1,136            2,660
    Total liabilities....................................       11,282           18,300           18,564
Capital stock............................................      102,974          110,134          121,014
Accumulated earnings.....................................        4,180           34,135           54,848
    Shareholder's equity.................................      107,154          144,269          175,862
Other Selected Data
Cash dividends (in reais)................................           --               --           10,000
Cash dividends (in U.S. dollars).........................           --               --            4,569
Interest on capital (in reais)...........................        3,000               --           12,800
Interest on capital (in U.S. dollars)....................        1,591               --            5,516
Ratio of earnings to fixed charges.......................        10.51            45.79            43.78

---------
(1) In order to conform with the presentation in the 2001 financial statements, certain amounts in Total Fleet's net revenues for the two years ended December 31, 2000 have been reclassified. See note 3(l) to Total Fleet financial statements.

     The table below presents selected historical financial data for System.

                                                                       Year Ended December 31,
                                                  --------------------------------------------------------------------
                                                  1997(1)        1998(1)        1999(1)        2000(1)           2001
                 System                           -------        -------        -------        -------         -------
             (consolidated)                                                    U.S. GAAP
                                                  --------------------------------------------------------------------
                                                                            (in thousands)
Income Statement Data
Net revenues...............................       R$3,736        R$4,729        R$5,001        R$6,444         R$5,056
Operating  income .........................         1,352          2,088          1,921          1,490             463
Net income ................................           976          1,552          1,442            932               1
Balance Sheet Data
Current assets.............................         1,559          1,689          2,232          2,369           2,799
Non-current assets.........................            50             95            499            564             585
Office Equipment, net......................           231            237            255            228             140
Goodwill...................................            --             --            623            489              --
     Total assets..........................         1,840          2,021          3,609          3,650           3,524
Current liabilities........................         1,527            894          1,303          1,359           1,125
Noncurrent liabilities.....................             4            486            777          1,020           1,263
     Total liabilities.....................         1,531          1,380          2,080          2,379           2,388
Capital stock..............................           459            459          1,200          1,200           1,200
Accumulated earnings (deficit) ............          (150)           182            329             71             (64)
     Quotaholders' equity..................           309            641          1,529          1,271           1,136
Other Selected Data
Cash dividends (in reais)..................           932          1,186          1,233          1,135              30
Cash dividends (in U.S. dollars)...........           856          1,018            677            628              12
Interest on capital (in reais).............            42             34             62             55             106
Interest on capital (in U.S. dollars)......            39             29             34             31              46
Ratio of earnings to fixed charges.........         21.39          61.23          47.38          16.84            6.38

---------
(1) In order to conform with the presentation in the 2001 financial statements, certain amounts in System's net revenues for the four years ended December 31, 2000 have been reclassified. See note 3(m) to System financial statements.

     The table below presents selected historical financial data for Prime.

                                                                  Year Ended December 31,
                                                           ---------------------------------------
                                                           1999(1)         2000(1)           2001
                                                           -------         -------         -------
                     Prime                                                U.S. GAAP
                                                           ---------------------------------------
                                                                       (in thousands)
Income Statement Data
Net revenues..........................................     R$1,801         R$2,319         R$3,753
Operating income (loss)...............................         (91)             42            (121)
Net income (loss).....................................         (50)             42            (126)
Balance Sheet Data
Current assets........................................         341             519             796
Non-current assets....................................          63             131             195
     Total assets.....................................         404             650             991
Current liabilities...................................         354             433             600
Non-current liabilities...............................          50             175             375
     Total liabilities................................         404             608             975
Capital stock.........................................          50              50             150
Accumulated deficit...................................         (50)             (8)           (134)
     Quotaholders' equity.............................          --              42              16
Other Selected Data
Cash dividends (in reais).............................          --              --              --
Cash dividends (in U.S. dollars)......................          --              --              --
Interest on capital (in reais)........................          --              --              --
Interest on capital (in U.S. dollars).................          --              --              --
Ratio of earnings to fixed charges(2).................          --            4.00              --

---------
(1) In order to conform with the presentation in the 2001 financial statements, certain amounts in Prime's net revenues for the two years ended December 31, 2000 have been reclassified. See note 3(g) to Prime financial statements.

(2) Under U.S. GAAP, Prime's earnings were insufficient to cover fixed charges in the amount of R$69 thousand for the year ended December 31, 1999 and R$83 thousand for the year ended December 31, 2001.

     The table below presents selected historical financial data for MFA.

                                                                                Year Ended December 31,
                                                              ---------------------------------------------------------
                                                              November 30,   November 30,   December 31,   December 31,
                                                                 1998            1999           2000           2001
                   MFA                                        ------------   ------------   ------------   ------------
                                                                                      U.S. GAAP
                                                              ---------------------------------------------------------
                                                                                    (in thousands)
Income Statement Data
Net revenues........................................            P$1,339          P$872          P$842          P$740
Operating loss......................................                (10)          (224)           (37)          (124)
Net loss............................................                (39)          (248)           (45)          (134)
Balance Sheet Data
Current assets......................................                382            274            224            186
Non-current assets..................................                 79             38             30             48
Office Equipment, net...............................                 25             45             36             27
     Total assets...................................                486            357            290            261
Current liabilities.................................                432            252            260            207
Non-current liabilities.............................                 88            114              5             22
     Total liabilities..............................                520            366            265            229
Capital stock.......................................                 13            286            332            473
Accumulated deficit.................................                (47)          (295)          (307)          (441)
     Shareholders' equity...........................                (34)            (9)            25             32
Other Selected Data
Cash dividends (in pesos)                                            --             --             --             --
Cash dividends (in U.S. dollars)....................                 --             --             --             --
Interest on capital (in pesos)......................                 --             --             --             --
Interest on capital (in U.S. dollars)...............                 --             --             --             --
Ratio of earnings to fixed charges(1)...............                 --             --             --             --

---------
(1) Under U.S. GAAP, MFA's earnings were insufficient to cover fixed charges in the amount of P$23 thousand for the year ended November 30, 1998, P$243 thousand for the year ended November 30, 1999, P$45 thousand for the year ended December 31, 2000 and P$134 thousand for the year ended December 31, 2001.

   Exchange Rates

     Brazil

     There are two principal foreign exchange markets in Brazil:

     o    the commercial rate exchange market, and

     o    the floating rate exchange market.

     The commercial rate exchange market may be used primarily for foreign trade and financial transactions that generally require prior approval from or registration with the Central Bank of Brazil. These transactions include the purchase or sale of shares or the payment of dividends or interest with respect to shares. The floating rate exchange market applies to transactions to which the commercial rate exchange market does not apply. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated, but may be strongly influenced by Central Bank of Brazil intervention. In January 1999, the Brazilian Government announced the unification of the exchange positions of the Brazilian banks in the floating rate exchange market and commercial rate exchange market, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999 the floating market rate and the commercial market rate have not differed significantly. However, there is no guarantee that the rates will continue to be the same in the future.

     The Central Bank of Brazil has in the past managed U.S. dollar exchange rates within defined bands. In January 1999, the Central Bank of Brazil suspended the band and the real was permitted to float at market rates. While there is currently no set band within which the exchange rate must fluctuate, there is no guarantee that such a band will not be implemented in the future.

     The following table sets forth the period-end, average, low and high commercial selling exchange rate, expressed in reais per U.S. dollar for the periods indicated.

                                            Average for
Period                         Period-end      Period         Low        High
------                         ----------   -----------   ----------   ---------
1997........................      1.116        1.088(1)      1.033       1.116
1998........................      1.209        1.168(1)      1.111       1.209
1999........................      1.789        1.851(1)      1.208       2.165
2000........................      1.955        1.835(1)      1.723       1.985
2001........................      2.320        2.353(1)      1.936       2.801
December, 2001..............      2.320        2.380(2)      2.293       2.467
January, 2002...............      2.418        2.366(2)      2.293       2.438
February, 2002..............      2.348        2.409(2)      2.348       2.469
March, 2002.................      2.324        2.345(2)      2.324       2.366
April, 2002.................      2.363        2.320(2)      2.271       2.369
May, 2002...................      2.522        2.454(2)      2.377       2.530

---------
(1)  Average of the rates on the last day of each month in the period.

(2)  Average of the high and low exchange rates for each month.

Source: Central Bank of Brazil.

     On June 26, 2002, the commercial selling exchange rate was R$2.858 per US$1.00.

     Argentina

     Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 to April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions. From April 1, 1991, when Law No. 23,928 and Decree No. 529/9, known as the Convertibility Law, became effective, until January 2002, the peso was freely convertible into U.S. dollars at the rate of P$1.00 per US$1.00.

     On January 6, 2002, the Argentine Congress approved Law No. 25,563, as modified by Law No. 25,589, known as the Emergency Law, which introduced dramatic changes to the country's economic model and amended the currency board that had pegged, by law, the Argentine peso at parity with the U.S. dollar since April, 1991.

     On devaluing the peso, the Argentine Government initially established a dual exchange rate whereby export and certain import transactions would be governed by a fixed, "official" exchange rate of P$1.40 per US$1.00, while all other transactions would be governed by a floating rate to be set freely by the exchange market, with occasional intervention by the Central Bank of Argentina. Following an extended bank holiday, the exchange market reopened on January 11, 2002, with transactions settling at the selling exchange rate of P$1.70 per US$1.00 by market close on that date. On February 8, 2002, the exchange rate markets were unified under a single, free floating rate, eliminating the "official" exchange rate of P$1.40 per US$1.00.

     The following table sets forth, the period-end, average for period, low and high exchange rate, expressed in nominal pesos per U.S. dollar for the periods indicated.

                                            Average for
Period                         Period-end      Period         Low        High
------                         ----------   -----------   ----------   ---------
1997.......................       1.000       1.000(1)       1.000       1.000
1998.......................       1.000       1.000(1)       1.000       1.000
1999.......................       1.000       1.000(1)       1.000       1.000
2000.......................       1.000       1.000(1)       1.000       1.000
2001.......................       1.000       1.000(1)       1.000       1.000
December, 2001.............       1.000       1.000(2)       1.000       1.000
January, 2002..............       2.050       1.725(2)       1.400       2.050
February, 2002.............       2.150       1.925(2)       1.700       2.150
March, 2002................       3.000       2.600(2)       2.050       3.150
April, 2002................       2.980       2.915(2)       2.680       3.150
May, 2002..................       3.600       3.350(2)       3.100       3.600

---------
(1)  Average of the rates on the last day of each month in the period.

(2)  Average of the high and low exchange rates for each month.

Source: Banco Central de la Republica Argentina

     On June 26, 2002, the free floating selling rate was P$3.898 per US$1.00.

B.   Capitalization and Indebtedness

     Not applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

D.   Risk Factors

   Risks Relating to Brazil

     The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.

     The Brazilian Government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy. The Brazilian Government's actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by changes in policy involving tariffs, exchange controls and other matters, as well as other factors outside of our control such as:

     o    currency fluctuations,

     o    inflation,

     o    monetary policy and interest rates,

     o    fiscal policy,

     o    energy shortages, and

     o    other political, social and economic developments in or affecting
          Brazil.

     Inflation and certain government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm us.

     Brazil has historically experienced extremely high rates of inflation. Since the introduction of the real in July 1994 under the Real Plan, Brazil's inflation rate has been substantially lower than in previous periods. Inflation, as measured by the Indice Geral de Precos - Mercado, the general market price index in Brazil, or IGP-M, fell to 1.8% in 1998 before increasing to 20.1% in 1999 as a result of the devaluation of the real beginning in January 1999, and decreasing again to 10.0% in 2000, and 10.4% in 2001. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation.

     If we cannot increase our prices to match the rate of inflation, our ability to generate cash may be impaired. In addition, there can be no assurance that inflation will not increase as a result of future Brazilian governmental actions or any other reasons.

     Fluctuations in the value of the real against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and could harm our ability to make payments under the Notes.

     The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian Government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations over shorter periods have resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

     In 1999, the real depreciated 48% against the U.S. dollar, and in 2000 it depreciated 9%. During 2001, the real experienced a period of significant devaluation, in part due to the economic uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. The real depreciated 19% against the U.S. dollar during 2001. There are no guarantees that the exchange rate between the real and the U.S. dollar will stabilize at current levels or that the real will appreciate against the U.S. dollar.

     Substantially all of our revenues are denominated in Brazilian reais. As of December 31, 2001, all of our long- term debt and short-term debt was denominated in U.S. dollars. For a detailed description of our hedging policy, see Item 11. Quantitative and Qualitative Disclosures about Market Risk and note 19 to the Localiza financial statements. Any depreciation of the Brazilian currency relative to the U.S. dollar would require us to generate more reais to repay our debt, and could therefore harm our ability to make payments under the Notes. In addition, any devaluation of the real would result in a foreign exchange loss which could adversely affect the value and liquidity of the Notes. Finally, a devaluation could also result in significant economic instability in Brazil, which could in turn dampen the demand for our products and services and therefore harm us.

     Controls and restrictions on U.S. dollar remittances could harm our ability to make payments under the Notes.

     Brazilian law provides that whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance, the Brazilian Government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil.

     The Brazilian Government currently restricts the ability of Brazilian and foreign persons to convert Brazilian currency into U.S. dollars or other currencies other than in connection with certain authorized transactions. The issuance of the Notes has been authorized by the Central Bank of Brazil. The Central Bank of Brazil also issued a certificate of registration, which was later replaced by the electronic registration, authorizing each of the scheduled payments of principal at maturity and interest on the Notes. However, consent from the Central Bank of Brazil will be needed for:

     o payments upon acceleration of the Notes following an event of default under the indenture we entered into in connection with the issuance of the Notes and

     o    payments upon certain redemptions or repurchases of the Notes.

     We may not be able to obtain the approval of the Central Bank of Brazil to make these payments. In addition, the Brazilian Government may in the future restrict companies such as Localiza from repaying debt denominated in foreign currencies (such as the Notes), or require that any payments on debt be made in Brazilian reais. The likelihood that the Brazilian Government would impose restrictions may be affected by the extent of Brazil's foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the IMF, and other factors.

     Developments in other emerging markets, including Argentina, may adversely affect our financial condition and results of operations.

     Economic and market conditions of other emerging-market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies and investors' perception of economic conditions in Brazil. In 2001, after prolonged periods of recession, followed by political instability, Argentina announced it would not service its public debt. In order to address the worsening economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the currency to float. The Argentine peso experienced a 260% depreciation against the U.S. dollar from January 1 to May 31, 2002.

     The continuation of the Argentine recession and the recent devaluation of the Argentine peso could adversely affect the Brazilian economy, as Argentina is one of Brazil's principal trading partners, accounting for 8.6% of Brazil's exports in 2001. The Argentine crisis may also affect the perception of risk in Brazil by foreign investors. Although the expectation of many that a similar problem would follow in Brazil has not materialized, the volatility in market prices for Brazilian securities increased in early 2001. Nonetheless, if events in Argentina continue to deteriorate, they may adversely affect our ability to borrow funds at an acceptable interest rate, to raise equity capital when and if there should be a need, or to finance capital expenditures. Accordingly, adverse developments in Argentina or in other emerging market countries could harm our results of operations.

     Our business could be affected by political instability in Brazil.

     The next presidential elections in Brazil are to occur in October 2002 and Brazilian law does not allow President Fernando Henrique Cardoso, now serving a second term, to serve a third term. Changes in the composition of the governing coalition, in the identity of ruling local parties, in the cabinet or in the presidency, may potentially undermine investor confidence or produce policy changes that may adversely affect our results of operations.

     Risks related to Argentina

     The recent devaluation of the Argentine peso and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on MFA's results of operations and financial condition.

     By the end of 2001, Argentina suffered a deep social and economic deterioration accompanied by high political and economic instability. The restrictions on bank deposits withdrawals, the imposition of exchange controls, the suspension of payment of Argentina's external debt and the abrogation of the peso convertibility (and the consequent depreciation of the peso against the dollar) have resulted in a deep negative shock to the Argentine economic system, resulting in contraction of the economic activity, increasing inflation and high volatility of the exchange rate.

     Argentina's current financial crisis resulted in a decline in both business and leisure travel. The slowdown in economic activity in Argentina and the consequent lower demand for car rental services resulted in a decrease of MFA's total net revenues by approximately 12%, to P$740 thousand in 2001 from P$842 thousand in 2000. In 2001, MFA's net revenues represented approximately 0.2% of Localiza's net revenues.

     The Central Bank of Argentina has imposed restrictions on the transfer of funds outside of Argentina which could prevent MFA from making payments as a guarantor of the Notes.

     Since December 3, 2001, the Argentine government has imposed a number of monetary and currency exchange control measures that include restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions.

     From February 11, 2002 to August 12, 2002, the prior approval of the Central Bank is required for transfers of funds outside Argentina by, among others, private companies such as MFA, when such transfers relate to debt principal repayments, cancellation of forward contract and other financial derivatives or distributions of income or dividends, except for certain payments, including payments of principal on loans from multilateral lending entities and credit agencies. Additionally, as of March 25, 2002, prior Central Bank approval is required for any payment of principal or interest on foreign financial debt.

     There can be no assurance that the Central Bank will authorize principal or interest payments by MFA as guarantor of the Notes pursuant to the indenture while these restrictions remain in force or during any additional period during which the restrictions may be extended.

   Risks Relating to the Car Industry

     Economic downturns could reduce demand for our services.

     The results of our operations are generally affected by the level of economic activity in Brazil and the other markets in which we (through our franchisees) operate. A decline in economic activity typically results in a decline in both business and leisure travel and, accordingly, a decline in the volume of car rental transactions. In the event of a decline in car rental activity, we may reduce rental rates to meet competitive pressures, which could adversely affect our results of operations. A decline in economic activity also may have an adverse effect on our used car sales business.

     Competition is intense in the car rental industry.

     The car rental industry is characterized by price and service competition. There are currently more than 2,400 car rental companies operating in Brazil. In any given location, we may encounter competition from international car companies and from Brazilian car companies. International competitors may have greater financial resources than us. Hertz Corporation purchased its former master franchisee in Brazil and is currently operating in Brazil. Avis is operating in the Brazilian market through franchisees. The Brazilian company Unidas was recently acquired by the Portuguese group Solucoes Automovel Globais
- SAG and is attempting to increase its car rental volumes by lowering its prices.

     We are also subject to competition in the other Latin American countries in which we conduct franchising operations, both from international and local car rental companies. Competition from other companies in Brazil and, to a lesser extent, in other markets could harm our business, financial condition and the results of operations.

     Our business is highly seasonal.

     The tourism segment of car rental market peaks in the months of January, February, March and July, in part, due to the popularity of these months as vacation periods in South America. Any occurrence that disrupts travel patterns during these months could have a material adverse effect on our annual operating results.

     Our business practice is to increase the size of our vehicle fleet during the first quarter and the month of July to accommodate increased activity during these months. However, many of our operating expenses (such as rent and personnel) are fixed and cannot be decreased during the months when there is decreased rental demand. If we are unable to manage successfully the size of our fleet during periods of decreased business activity, our annual operating performance may be adversely affected.

     We could be harmed by decreases in the fuel supply.

     Our operations could be harmed by any limitations in fuel supplies, by mandatory allocation or rationing regulations or by significant increases in fuel prices. Brazil has not experienced a material disruption in fuel supplies in the recent past, although prices have risen substantially. In the period from January 1, 2001 to May 31, 2002, there was an increase of approximately 11% in fuel prices. The international market is still unstable, and a further increase in gasoline prices may occur in the future, which may result in lower demand for car rental services from our customers, who bear the risk of higher fuel prices.

     We bear the risk of fluctuations in the value of our car fleet.

     We bear the risk of fluctuations in the residual market value on 100% of our car rental fleet. The residual market value of our fleet can be affected by a variety of different factors, including general economic conditions and the pricing policies of car manufacturers (which, in turn, can be affected by the Brazilian Government's fiscal policies). The proceeds we receive from vehicle sales depend upon the prices we obtain in the used car market at the time of disposition and, accordingly, are subject to market conditions at the time of disposition. Adverse changes in the prices obtained in the used car market could harm our business, financial condition and the results of operations.

     The resale price of our vehicles cannot be determined until disposition and, consequently, the actual depreciation costs associated with our vehicles cannot be determined in advance. An overestimation in our depreciation expenses could lead us to increase our rental prices beyond what is necessary in order to recover depreciation, which in turn could have the effect of making our prices uncompetitive. By contrast, an underestimation in our depreciation expenses could lead us to reduce our rental rates more than necessary in order to recoup vehicle depreciation expense, which could cause our operating margin to decline. In either event, if our estimates of our future depreciation costs are inaccurate, our business, financial condition and the results of operations could be adversely affected.

     We are dependent on the air travel industry.

     The car rental business conducted at airport locations accounts for a substantial portion of our revenues and is essential to our ability to compete. During 2001, approximately 45% of our car rental revenues were derived from our airport rental locations (excluding franchising revenues attributable to airport locations). A decrease in air travel or any event that disrupts the air travel patterns at airport facilities for a continued period of time could harm the business, financial condition and results of operations of our car rental business. Disruptive events could include substantially higher air fares, labor unrest, airline bankruptcies or consolidations, a downturn in the economy, the outbreak of war, high-profile crimes against tourists, terrorist incidents and natural occurrences.

     We are subject to the risk of non-renewal of airport concessions.

     As noted above, the car rental business conducted at airport locations accounts for a substantial portion of our revenues and is essential to our ability to compete. In Brazil, we conduct rental operations at 36 airports and our franchisees conduct rental operations at 36 airports. We conduct the operations at each airport pursuant to one or more concession agreements granted by the federal airport authority (48 concessions), state airport authorities (8 concessions), or by local authorities (16 concessions) in the case of airports located in smaller cities. In general, these concession agreements are subject to competitive bidding at the time of renewal. The terms of the airport concession agreements with federal and state authorities vary from one to fifteen years, while most of the agreements with local authorities in smaller cities have an indeterminate term, and in some cases are not documented. Of our 36 concessions, 34 were granted by the federal airport authority and 2 were granted by local authorities. Of these concessions, 19 are scheduled to expire in 2002. System has been granted 22 concessions, in locations that are operated by franchisees under franchising agreements, 5 of which are scheduled to expire in 2002.The franchisees who operate the remaining 14 airport locations are directly granted the respective concession, and directly control and negotiate the renewal thereof with the appropriate authority. Based on prior experience, we expect to be successful in renewing all or substantially all of these concessions on acceptable terms. However, the loss of a significant number of airport concessions could harm our business, financial condition and results of operations.

     We do not maintain insurance against certain risks.

     Our business exposes us to claims for personal injury, death and property damage resulting from the use of the cars we rent. In addition, our rental vehicles may be damaged or stolen while they are being rented to customers. In most instances, we do not carry insurance to cover the costs of these types of claims or of repairing or replacing damaged or stolen vehicles, but instead impose a surcharge in our rental prices in order to self-insure against these risks. Although historically we have been able to recover the cost of these risks, we could be exposed to uninsured liability that exceeds historical levels. Our business also exposes us to workers' compensation claims and other employment-related claims.

   Risks Relating to Localiza

     We have a high level of debt and are subject to restrictive covenants.

     As of December 31, 2001, we had total debt of R$203 million, of which R$171 million was long-term debt. As of December 31, 2001, we had net debt (total debt less cash, cash equivalents and marketable securities) of R$151 million, and our consolidated ratio of total debt (less cash, cash equivalents and marketable securities) to equity was 0.79 to 1.00. We expect to incur additional indebtedness in the future.

     Our degree of leverage will have important consequences to holders of the Notes, including the following:

     o our ability to obtain additional financing for working capital, capital expenditures, acquisitions, fleet expansion, locations expansion or other purposes, may be impaired;

     o a substantial portion of our cash flow will be required to meet debt service obligations, which will reduce the funds available for other purposes. Approximately 11% of our budgeted cash requirements for 2002 consist of amounts required to service debt; and

     o we may be more vulnerable to a downturn in our business, and may be restricted in our ability to respond to price competition or changes in the economy generally.

     We expect to need to refinance the Notes at maturity.

     Our ability to meet our debt service obligations will depend on our future operating performance and financial results, which will be subject, in part, to economic, financial, competitive and other factors beyond our control. Based upon our current level of operations and anticipated growth, we believe that our cash flow from operations may be insufficient to meet the scheduled principal payment of the Notes at maturity. As a result, we expect to be required to refinance all or a portion of our debt under the Notes. There can be no assurance that any refinancing would be possible or that any additional financing could be obtained on satisfactory terms, in which case we may not be able to meet our obligations under the Notes.

     We are dependent on our ability to finance our fleet.

     Our ability to finance our fleet will depend on our future operating performance and financial results, which will be subject, in part, to economic, financial, competitive and other factors beyond our control. Based upon our current level of operations, we believe that funds provided from the issuance of the Notes, cash flow from operations and access to debt financing when needed in the future will enable us to continue to renew our fleet for the foreseeable future. However, adverse economic conditions in Brazil, among other factors, could impair our ability to generate cash flow from operations. For example, continued economic uncertainty in Brazil could adversely affect the used car market, which during 2001 accounted for 35.9% of our net revenues. Because a portion of cash flow from operations is required for debt service, we could be required to delay fleet renewal in the event that adverse economic conditions in Brazil persist. Significant delays in fleet renewal could make our car rental services less competitive, and could result in increased repair and maintenance expense.

     We are dependent on our principal executive officers.

     Our existing operations and continued future development are dependent in part on the active participation of our principal executive officers, each of whom has substantial experience in the Brazilian car rental industry. The loss of the services of one or more of these individuals could harm our business, financial condition and results of operations.

   Risks Relating to the Notes

     We may not be able to obtain approval from the Central Bank of Brazil or from the Central Bank of Argentina for payments by future guarantors or by MFA.

     The Notes are guaranteed by our four subsidiaries, which are:

     o    Total Fleet, a Brazilian corporation;

     o    System, a Brazilian limited liability company;

     o    Prime, a Brazilian limited liability company; and

     o    MFA, an Argentine corporation.

     The Central Bank of Brazil has authorized Total Fleet, System, and Prime to remit funds overseas in connection with any payments these companies are required to make as guarantors of the Notes. The Notes will be effectively subordinated to the claims of creditors of any of Localiza's subsidiary that is not also a guarantor. Therefore, under the indenture we entered into in connection with the issuance of the Notes, any future subsidiary we form or acquire is required to guarantee the Notes. If we form or acquire a Brazilian subsidiary in the future, that subsidiary will generally be required to guarantee the Notes and will have to obtain the approval of the Central Bank of Brazil in order to remit funds overseas under the guarantee. If the subsidiary guarantor does not obtain the necessary approval from the Central Bank of Brazil, it may not be able to meet its obligations under the guarantee.

     Similarly, MFA will have to obtain prior approval from the Central Bank of Argentina to remit funds overseas in connection with any payments MFA is required to make as guarantor of the Notes. See --Risks related to Argentina --The Central Bank of Argentina has imposed restrictions on the transfer of funds outside of Argentina which could prevent MFA from making payments as a guarantor of the Notes.

     It may be difficult to enforce judgments against us.

     We have been advised by our Brazilian counsel, Pinheiro Neto Advogados, that a judgment for a monetary claim obtained in a U.S. court arising out of our obligations under the Notes will be enforceable in Brazil only if the judgment has been previously confirmed by the Brazilian Federal Supreme Court. Any judgment obtained against us in any foreign courts in respect of any sum payable by us under the Notes would be recognized and enforced by the court in Brazil without re-examination of the merits, provided that it is confirmed by the Federal Supreme Court in Brazil. The confirmation by the Brazilian Supreme Court will only occur if the foreign judgment:

     o fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

     o is issued by a competent court after due service of process upon the parties against whom the judgment is entered in accordance with applicable provisions of Brazilian law;

     o    is not subject to appeal;

     o    is for the payment of a sum certain;

     o is authenticated by a Brazilian consulate in the country where the foreign judgment is issued and is accompanied by a translation into Portuguese by a certified translator; and

     o is not contrary to Brazilian national sovereignty, public policy or public morality.

     It may be difficult for you to obtain the Brazilian Federal Supreme Court's confirmation of a judgment in a timely manner, or at all.

     Our subsidiary, MFA, an Argentine corporation, is a guarantor of the Notes. We have been informed by our Argentine counsel, Estudio Beccar Varela, that the enforceability in Argentina of a judgment for a monetary claim obtained in a U.S. court arising out of our obligations under the Notes is dependent on such judgment not violating the principles of public policy in Argentina and meeting the requirements described in the Argentine Civil and Commercial Procedure Code, which are as follows:

     o the judgment, which must be final in the jurisdiction where it was rendered, must be issued by a competent court according to the laws on conflicts of law and jurisdiction and must have resulted from either a personal action, or an in rem action with respect to personal property which was transferred to Argentine territory during or after the commencement of the foreign action;

     o the defendant against whom enforcement of the judgment is sought must have been personally served with the summons and, in accordance with due process of law, must have been given an opportunity to defend against the foreign action;

     o the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law;

     o the judgment does not violate the principles of public policy of Argentine law; and

     o the judgment is not contrary to a prior or simultaneous judgment of an Argentine court.

     However, our counsel in Argentina, Estudio Beccar Varela, informed us that the Emergency Law suspended the enforcement of preliminary measures (e.g. attachments) which disposess the debtor of assets that are needed for commercial activities for a period of 180 consecutive days, until August 14, 2002.

     The guarantees may be challenged as fraudulent conveyances.

     We have been advised by our Brazilian counsel, Pinheiro Neto Advogados, that Brazilian law will not limit the enforceability of the guarantees of Total Fleet, System or Prime, as long as they are enforceable under the laws of the United States and New York.

     Similarly, we have been advised by our Argentine counsel, Estudio Beccar Varela, that Argentine law will not limit the enforceability of the guarantee of MFA, as long as it is enforceable under the laws of the United States and New York. However, pursuant to the Emergency Law, foreclosure proceedings (e.g. mortgages and pledges) over assets affected to the debtor's business are suspended until August 14, 2002.

     However, U.S. federal and state fraudulent conveyance or similar laws could limit the enforceability of the guarantees. If any subsidiary guarantor received less than reasonably equivalent value or fair consideration for its guarantee, and, at the time it gave the guarantee, the subsidiary guarantor:

     o    was insolvent or rendered insolvent by giving its guarantee;

     o was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

     o intended to incur debts beyond its ability to pay the debts as they mature,

then the obligations of the subsidiary guarantor under its guarantee could be avoided or subordinated to its other debts.

     There is no liquid market for the Notes.

     Although CSFB has indicated to us that it currently intends to make a market in the Notes, it is under no obligation to do so and it may not be legally able to do so. CSFB may discontinue any market-making it conducts at any time without notice, at its sole discretion. Accordingly, there can be no assurance as to the liquidity of any market for the Notes. Even if a trading market is maintained, it may have little liquidity. If the Notes do trade, the trading prices will vary depending upon prevailing interest rates, the market for similar securities, our performance and other factors.

ITEM 4.  INFORMATION ON THE COMPANY

A.   History and Development of the Company

     Localiza Rent a Car S.A. was incorporated on September 14, 1973 in Belo Horizonte, Brazil. Localiza has 15,360,000 outstanding common shares, no par value per share, and has a capital stock in the amount of R$116,200,000 and is subject to Brazilian legislation.

     Our principal executive office is located at Avenida Bernardo Monteiro, 1563, Funcionarios 30150-902, Belo Horizonte, Minas Gerais, Brazil. Our telephone number is 55-31-3247-7040. Our internet website address is http://www.localiza.com.br.

     Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 285, Newark, Delaware 19715. Their telephone number is 302-738-6680.

   Recent Developments

     On June 12, 2001, we acquired Londrina Locadora Ltda., known as Londrina, a company located in Londrina, with operations in the cities of Londrina and Maringa, in the state of Parana, which was engaged in the car rental business, for approximately R$1.9 million. Londrina was spun off from Locadora Marajo Ltda. and merged into Localiza on June 30, 2001. See Item 10. Additional Information--Material Contracts.

   Capital Expenditures

     In 2001, we invested R$126.1 million (net of proceeds from car resales) to renew and expand our fleet compared to R$119.8 million in 2000 and R$85.4 million in 1999. We also invested R$7.2 million in property and equipment during 2001 compared to R$3.5 in 2000 and R$1.9 million in 1999.

     Our capital expenditures consist principally of:

     o    the renewal and expansion of our fleet;

     o    the opening of new rental locations;

     o    the improvement of our information systems; and

     o    the purchase and repair of our property and equipment.

     Except for the renewal and expansion of our fleet, which is part of our ordinary course of business, we do not have any significant capital expenditures scheduled or in progress. We expect any capital expenditures in the future to be financed either by working capital or by short-term borrowings. See Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources.

B.   Business Overview

     We comprise the largest rental car network in Latin America based on the number of rental locations and we believe we are the largest rental car network in Latin America based on revenues and fleet size. As of December 31, 2001, our network included 346 car rental locations (69 owned and 277 franchised) in 8 countries and 246 cities. In Brazil, we are the market leader in each of the car rental lines of business, including replacement, and fleet management markets and also have the largest number of car rental locations at the principal Brazilian airports. In addition to our car rental activities, we are a leading Brazilian used car seller. We believe that the integration of our car rental, fleet management and used car sales activities is a key competitive advantage.

     We operate four complementary businesses:

     o Car rental. We provide daily and monthly car rentals to business and leisure travelers through direct individual sales, corporate preferred supplier agreements and travel agency bookings. As part of our car rental business, we provide replacement vehicles for cars that are out of service, generally due to accidents, theft or mechanical failure, through contracts with insurance companies and automobile manufacturers.

     o Fleet management. Through Total Fleet, we provide corporate customers with fleet and fleet management services.

     o Used car sales. We sell used cars, typically after one year of service, from our car rental, replacement vehicle and fleet management businesses, through our own 14 resale locations in Brazil.

     o Franchising. We franchise the Localiza brand name in 197 car rental locations serving smaller markets in Brazil and in 80 car rental locations in seven other Latin American countries.

     During 2001, used car sales accounted for 35.9% of our net revenues, car rentals accounted for 34.3%, fleet management accounted for 28.6% and franchising accounted for 1.2%.

     The table below sets forth the net revenues we earned in each of these businesses for the periods indicated.

                                                Year Ended December 31,
                                         --------------------------------------
                                            1999          2000          2001
                                         ----------    ----------    ----------
                                                     (in thousands)
Car rental.............................. R$  94,014    R$ 112,254    R$ 144,253
Fleet management........................     60,923       102,131       120,229
Franchising.............................      5,038         6,402         5,056
Used car sales..........................     84,702        89,287       150,907
                                         ----------    ----------    ----------
     Total net revenues................. R$ 244,677    R$ 310,074    R$ 420,445
                                         ==========    ==========    ==========

     The table below sets forth the net revenues for our car rental business divided by the five main geographic regions in Brazil.

                                                Year Ended December 31,
                                         --------------------------------------
                                            1999          2000          2001
                                         ----------    ----------    ----------
                                                     (in thousands)
South................................... R$  12,786    R$  12,399    R$  21,617
Southeast...............................     49,120        59,968        71,265
Central-West............................      5,751         7,400         8,696
North...................................      2,572         2,977         4,551
Northeast...............................     23,785        29,510        38,124
                                         ----------    ----------    ----------
     Total ............................. R$  94,014    R$ 112,254    R$ 144,253
                                         ==========    ==========    ==========

     The table below sets forth the net revenues for our fleet management business divided by the five main geographic regions in Brazil.

                                                Year Ended December 31,
                                         --------------------------------------
                                            1999          2000          2001
                                         ----------    ----------    ----------
                                                     (in thousands)
South................................... R$   7,544    R$   9,665    R$  10,298
Southeast...............................     46,884        84,131       100,863
Central-West............................      1,051         1,363         1,740
North...................................          -             -             -
Northeast...............................      5,444         6,972         7,328
                                         ----------    ----------    ----------
     Total ............................. R$  60,923    R$ 102,131    R$ 120,229
                                         ==========    ==========    ==========

     The table below sets forth the net revenues for our used car sales business divided by the five main geographic regions in Brazil.

                                                Year Ended December 31,
                                         --------------------------------------
                                            1999          2000          2001
                                         ----------    ----------    ----------
                                                     (in thousands)
South................................... R$  17,091    R$  24,739    R$  36,364
Southeast...............................     45,088        45,822        74,373
Central-West............................      8,013         7,092        19,696
North...................................      1,927         1,892         4,708
Northeast...............................     12,583         9,742        15,766
                                         ----------    ----------    ----------
     Total ............................. R$  84,702    R$  89,287    R$ 150,907
                                         ==========    ==========    ==========

   Seasonality

     The tourism segment of car rental market peaks in the months of January, February, March and July. This is, in part, due to the popularity of these months as vacation periods in South America. Other areas of our business do not experience large fluctuations in their operations due to seasonality.

   Rental Customers

     Car Rental. With a Brazilian network of 266 locations, including 69 owned by us and 197 owned by franchisees, we serve:

     o    the business market, primarily corporations and individuals, and

     o    the leisure market, primarily individuals and families on vacation.

     With approximately 317 thousand rental transactions completed in 2001, we believe we are the market share leader in each of these car rental segments.

     Car rental customers in the business market include individuals on business trips and corporations that rent cars for their traveling executives. The car rental needs of business customers are influenced strongly by the overall level of economic activity in Brazil. We have a diversified group of business customers in the car rental market, and in 2001, our ten largest corporate customers (not including employees of corporations renting cars under their own names for business travel) accounted for 13.6% of our car rental bookings. Business customers are served primarily from our airport locations.

     Car rental customers in the leisure market include individuals and their families on vacation. A significant number of leisure customers are the same customers who rent from us on business. The tourism industry exerts strong influence on the car rental needs of customers in this market, particularly in the state of Rio de Janeiro and in those states located in the northeast of Brazil. Bookings through travel agencies constitute an important source of leisure market customers. In 2001, approximately 17.8% of our car rental revenues derived from bookings made through travel agencies. Like business customers, leisure customers are served primarily from our airport locations.

     Customers in the replacement business, which is part of the car rental market, primarily consist of insurance companies acting on behalf of customers, and individuals who have temporarily lost the use of their cars through accident, theft or mechanical failure. These customers are served primarily from locations in urban and suburban areas. We work with all the largest insurance companies in Brazil.

     Automobile manufacturers are also a valuable source of customers for the replacement market as competition in Brazil is leading manufacturers to offer replacement vehicles as part of a new car warranty. We aggressively pursue replacement business and have contracted with car makers in Brazil to provide replacement vehicles.

     Corporations with occasional or additional automobile fleet needs usually rent our cars on a monthly basis.

     Fleet Management. Customers in the long-term fleet management market include large and medium-sized corporations that have determined that it is more cost effective to outsource their automobile fleet requirements. Total Fleet's customers include many major Brazilian and multinational corporations.

     Total Fleet has approximately 172 corporate customers. In 2001, the 15 largest customers accounted for approximately 70% of Total Fleet's volume. In 2001, approximately 23% of Total Fleet's volume was attributable to customers with fleets of less than 100 vehicles, 33% of volume was attributable to eighteen customers with fleets of between 100 and 600 vehicles and 44% of volume was attributable to three customers with fleets of more than 600 vehicles. Revenues from one customer of Total Fleet represents approximately 13% of revenues.

   Rental Operations and Services

     We have built brand recognition and customer loyalty in Brazil through:

     o our nationwide car rental operations offering high-quality, low-age cars, and

     o    the overall quality and efficiency of our customer service.

     Rental Network. Currently, our network in Brazil consists of 266 locations, 69 of which we own and 197 of which are owned by franchisees.

     The number of locations in Brazil which we own increased by 5, to 69 in 2001 from 64 in 2000, due primarily to the acquisition of operations from our franchisees in the cities Londrina and Maringa, in the State of Parana.

     The number of locations in Brazil which our franchisees own decreased by 56, to 197 in 2001 from 253 in 2000, primarily due to the termination of franchise operations at regional airports with low passenger traffic and irregular flights due to the lack of profitability of these operations and to the acquisition by Localiza of other franchisees. Prior to 1999, the decrease in the number of locations resulting from the expiration of franchising agreements was offset by the active pursuit of new franchise locations in Brazil. Since 1999, the expansion of new franchise locations in Brazil slowed down because we achieved our goal of having well-established locations in the major Brazilian cities and are currently focusing on strengthening our relationships with our franchisees. See -Franchising Operations.

     Our presence throughout Brazil increases our brand recognition. Through our network, we are the only car rental company present in almost every Brazilian city with a population greater than 200 thousand. In addition, we have well-established locations in cities which do not have sufficient volume to support more than one car rental company. Our network has car rental locations in all major and many regional Brazilian airports and in other selected areas such as business centers, shopping malls and other heavily trafficked locations.

     The 69 locations we own are in the capitals of 17 Brazilian states and other large cities in Brazil. Of these locations, 36 are in airport areas, and the remaining 33 are strategically located to serve important Brazilian car rental markets, as well as to serve the needs of our fleet management business. In 2001, our airport locations accounted for approximately 45% of the total rental volume from locations owned by us.

     In addition, we believe that our national network of rental locations gives us a considerable advantage over our competitors in the developing market for replacement vehicles. We believe that insurance companies generally prefer to deal with rental agencies that are able to provide service throughout Brazil because this presence facilitates rapid and convenient service.

     In September 1998, Total Fleet entered into an agreement with Fleet Synergy, an international network formed by companies in the outsourcing, renting and fleet management businesses, with operations in Europe, Asia, United States, Australia and Canada, comprising an aggregate fleet of approximately 600 thousand vehicles. Fleet Synergy's partners take advantage of an electronic communication network and a database of country-specific fleet market information, thus receiving support and advice to help them increase fleet effectiveness and control costs throughout the world.

     Fleet. Our network has the largest car rental fleet in Brazil. In line with consumer demand, Localiza's fleet consists primarily of small, domestically manufactured vehicles such as the FIAT Palio and the FIAT Siena. We also offer a variety of full-size vehicles, such as the FIAT Marea. Total Fleet has a greater variety of car models, depending on its customers' requests.

     The table below sets forth the number of cars in our fleet and the number of cars in the fleets of our domestic and international franchisees for the periods indicated.

                                                      Year Ended December 31,
                                                   ----------------------------
                                                     1999      2000      2001
                                                   --------   -------   -------
Cars in our fleet................................    14,339    19,821    24,579
Cars in our domestic franchisees' fleets ........     5,622     6,005     5,713
Cars in our international franchisees' fleets ...     1,131     1,266       494
                                                   --------   -------   -------
     Total cars in our network fleet ............    21,092    27,092    30,786
                                                     ======    ======    ======

     As one of the largest purchasers of cars in Brazil, we believe that we achieve the lowest fleet acquisition costs in the Brazilian market. We primarily purchase FIAT cars, which we believe are particularly well suited for the Brazilian market due to their small size, low operating cost and reputation for durability. FIAT manufactures some of the most popular cars in Brazil, and we believe that resale values achieved on these cars demonstrate their ability to retain value over the utilization period.

     The profile, age and overall upkeep of the fleet is a key competitive factor in the car rental business. In 2001, the average age of a car in our fleet was approximately 6 months for car rentals and 15 months for fleet management. Each car is thoroughly cleaned before we provide it to a customer, and substantially damaged cars are removed from the fleet and either repaired or sold.

     The car rental, fleet management and used car sales businesses cover each other's occasional fleet needs resulting from business events or holidays, unavailability of models required for a fleet management contract and shortage of supply from car manufacturers.

     On-Line Information System. We made significant investments in the past in the development of an on-line information system that currently links all of our locations on a real-time basis. As a result of this investment and other improvements to our network, we believe that our present infrastructure can support a substantial increase in rental volume without significant additional investment in information systems.

     In order to better serve the replacement vehicle customers, we have provided on-line terminals to some insurance companies to facilitate order processing and invoicing. Using our terminal, an insurance agent is able to log onto our network and book a replacement vehicle in real time.

     Our investment in technology has generated an increase in the volume and operational synergies throughout each of our core business areas and has helped us manage our fleet more efficiently. For example, using real-time data provided by the information system, we are able to provide 24-hour assistance to our fleet management customers throughout Brazil and are increasingly able to manage the balance between the portion of our fleet dedicated to our rental business and the portion committed to our used car sales business. Data from our information system provides insight into customer characteristics and preferences. We use this data to focus our promotional and advertising efforts.

     All our rental locations are linked to our headquarters by a voice and data fiber-optic network provided by Embratel.

     Customer Service. We believe that quality of service is of critical importance to customer satisfaction and brand loyalty. We focus on customer service at every level of our organization and believe that this emphasis has been an important factor in building customer loyalty and repeat business.

     Each customer service representative is trained and motivated to respond to the customer's needs in an efficient and courteous manner. Each customer service representative receives thorough on-the-job training which emphasizes the importance of attending to bookings, pick-ups and returns as quickly as possible, and we regularly monitor our employees to ensure that performance standards are maintained.

     Insurance. We offer our car rental customers the opportunity to purchase collision damage and theft waivers, pursuant to which we waive certain potential claims against the customer. If the waiver is purchased, in the event that the rented vehicle is damaged or stolen, the customer's maximum liability to us is capped. Revenues from these damage waivers are included in our vehicle rental revenue. Currently, most of our individual car rental customers purchase the damage waiver.

     Fleet Management Services. As a result of its reputation for service and quality and its well-trained sales force, Total Fleet is the Brazilian market leader in the fleet management business. Total Fleet currently serves approximately 172 fleet management corporate customers with approximately 12,300 vehicles under management. Through a network of subcontractors, Total Fleet offers maintenance assistance throughout Brazil to its fleet management customers. Total Fleet satisfies the permanent and temporary fleet requirements of small, medium and large-sized corporations. The fleet management business is attractive because it provides relatively consistent demand and increases fleet utilization with lower marketing and administrative costs.

     Total Fleet tailors its fleet management services to address each customer's specific needs. These services generally include:

     o nationwide customer service support, which provides 24-hour customer assistance throughout Brazil;

     o    assistance to customers in the event of accidents or vehicle theft;

     o immediate flexibility to customers who need to increase or decrease fleet size;

     o    advice and assistance in the choice of fleet mix;

     o    negotiation and purchase of cars;

     o    vehicle registration;

     o    vehicle maintenance, towing and replacement; and

     o    assistance in the case of car impoundment and traffic fines.

     Nationwide assistance to fleet management customers is coordinated through Total Fleet's call center, a telephone hotline service that links Total Fleet with a network of independent service stations, towing services and automobile parts vendors throughout Brazil. With the call center, which was established in June 1996, a fleet management customer can contact the call center phone number from anywhere in Brazil and a Total Fleet operator will direct the customer to the nearest vehicle repair location for assistance. Total Fleet subcontracts with these service providers for maintenance and repair tasks and certain customer-assistance services. This program enables the fleet management business to grow with minimal investment in infrastructure.

     Total Fleet leases cars to corporations under contracts which can be canceled with 30 days advance notice and payment of a charge ranging from 30% to 50% of the contract's remaining payments. The lease period for new cars varies from 12 to 48 months. Maintenance and insurance costs are shared between Total Fleet and the customer as agreed between them.

   Rental Pricing

     Car Rental. Our standard car rental rates offer both limited and unlimited mileage. We occasionally run promotional campaigns featuring price discounts and special occasion rates.

     We regularly survey local market conditions, and regional managers are authorized to adjust pricing within predetermined limits to improve competitiveness in their local markets. We price our products competitively, and attempt to differentiate ourselves through our ability to offer nationwide coverage and a higher overall level of service than our competitors.

     In general, our contracts with our replacement customers are for higher car volumes and therefore prescribe a lower average rate per vehicle than the contracts we enter into with individual car rental customers. However, we also incur lower maintenance, marketing and administrative costs in connection with replacement operations. As a result, we believe that the replacement market has:

     o lower operating costs per rental due to lower mileage of the cars by our customers in the replacement market compared to our regular customers in the car rental market;

     o higher utilization ratios due to the longer average car rental period in the replacement market compared to common car rentals; and

     o higher operating efficiencies due to the increase in overall rental volume of our network.

     Fleet Management. Total Fleet's pricing for fleet management is negotiated with each fleet management customer, and generally takes into consideration the size and vehicle profile of the fleet and the type of services provided. Because of the high volume of automobiles it purchases, Total Fleet can generally obtain better terms and conditions from automobile manufacturers than even the largest of corporations for whom fleet management is a non-core business. Economies of scale also enable Total Fleet to negotiate lower maintenance and repair rates and lower administrative expenses per car. Customers typically pay Total Fleet on a monthly basis for fleet management services.

   Rental Sales, Advertising and Promotion

     Car Rental. Our sales, advertising and promotion strategy is designed to build recognition of the Localiza brand throughout Brazil and the rest of Latin America. Our network's presence in all major Brazilian and certain other Latin American airports and our advertising in selected media have helped to develop strong brand awareness. Our locations themselves, situated in highly visible areas such as airports and downtown business centers, are an important part of our overall marketing strategy. We have standardized our procedures, employee uniforms, banners, brochures and location layouts in order to present customers with a consistent image and a high level of service quality. Uniforms, banners and brochures all incorporate our trademark shade of green, making our locations instantly recognizable to frequent Brazilian travelers.

     We employ a team of approximately 80 salespeople to market our car rental business to corporate clients, travel agencies and individuals. The growing importance of travel agencies as a sales channel has led us to focus our marketing and promotional activities on these firms at an increasing rate.

     Because businesspeople and relatively affluent vacationers are our principal car rental customers, business newspapers and selected magazines are the most used media for our advertising campaigns. In order to earn repeated business from this important group of customers, we offer special services such as expedited rental service for frequent renters.

     We target frequent renters by using direct marketing strategies based upon affinity and loyalty programs. For example, we have implemented a fidelity program that gives rewards in free rentals to frequent customers.

     We market our replacement services to insurance companies and automobile manufacturers in Brazil. Because the insurance and automobile manufacturing industries are concentrated in Brazil, we are able to promote our replacement services using a limited staff and without significant capital investment. We currently provide replacement vehicles to all the largest insurance companies in Brazil and, as part of a new car warranty, to car makers.

     Fleet Management. In our fleet management business, Total Fleet approaches prospective customers and develops fleet management accounts. These activities, which are carried out by a team of 20 experienced salespeople, involve an in-depth analysis of the prospective customer's fleet requirements and historical expenditures, and multiple presentations to the prospective customer's management in order to demonstrate the cost savings that can be achieved through entering into a fleet management contract with Total Fleet.

   Used Car Sales Operations

     Our used car sales division handles vehicle procurement and sales of cars previously used in our other businesses. The used car sales business is closely coordinated with the car rental and fleet management businesses, and input from these three businesses is used to determine the most appropriate fleet composition and timing for vehicle acquisition and disposition.

     Procurement. FIAT is our principal supplier of vehicles. In 2001, we purchased approximately 70.8% of our vehicles from FIAT. We have not entered into a supply contract with FIAT, but maintain ongoing negotiations with FIAT regarding the number of automobiles required for fleet renewal and the timing of fleet acquisitions. We are one of the largest purchasers of FIAT cars worldwide. We believe that the volume of transactions we complete with

FIAT allows us to purchase cars on the best terms available in Brazil. In addition, we are among the largest purchasers of Volkswagen cars in Brazil, and also purchase vehicles manufactured by Ford and General Motors.

     Vehicle manufacturers in Brazil do not provide repurchase or guaranteed depreciation arrangements protecting car rental companies against unfavorable market conditions upon disposition of vehicles. Consequently, we bear the risk of profit or loss on resale of our fleet.

     Resale. We believe that our used car sales operations distinguish us from our competitors in the Brazilian market. While most competitors dispose of their fleets through wholesalers or auctions, we sell a significant proportion of our used cars directly to the public through our network of 14 used car sales locations in 14 Brazilian cities. In 2001, approximately 74% of our used cars were sold directly to individual consumers through our used car sales locations. The remainder of our used cars are sold on a wholesale basis to used car dealers. We refer potential customers who desire longer payment terms to local banks with whom we have established working relationships.

     We pioneered the Seminovo (almost-new) retailing concept for used cars in the Brazilian market and believe that we have developed a reputation in the market for reliability. Our used cars are sold with a limited three month/3,000 kilometer warranty and a manufacturer's warranty, if available. Our used car sales force consists of 58 people who work on a commission basis, and our policy is to avoid high pressure sales tactics. As a result, we believe that first-time car buyers view us as an attractive and reliable place to purchase a used car.

   Franchising Operations

     In the past, we developed a franchise system that enabled us to expand our network coverage in Brazil and beyond national borders at a lower incremental cost than expanding with our own operations. This expansion was a key factor in enabling us to strengthen our brand name, protect our market leadership position and bolster our relationship with our customers. Through our franchising efforts, we are the leading car rental company in Latin America as measured by the number of rental locations.

     The table below sets forth the locations, by country, of our network franchise locations.

                                              Franchise Locations
Country                                 ------------------------------
-------                                  1999        2000        2001
                                        ------      ------      ------
Brazil..........................          269         253         197
Argentina.......................           71          73          48
Ecuador.........................           10           9          10
Mexico..........................            8           7          10
Colombia........................            4           5           -
Bolivia.........................            5           4           5
Paraguay........................            3           4           4
Peru............................            5           4           -
Uruguay.........................            2           2           3
Aruba...........................            1           2           -
Venezuela.......................            -           1           -
                                          ---         ---         ---
      Total.....................          378         364         277
                                          ===         ===         ===

     The number of our international franchisee locations decreased primarily due to the termination of operations of our franchisees in Colombia, Peru and Venezuela, resulting from economic and political instability in those countries, and to a reduction in the number of franchise locations in Argentina, as some of these operations became uneconomical after a large increase in rental fees charged by airport authorities. The termination of operations in Aruba was due to the fact that tourism activities have decreased in that country. The number of our franchise locations in Brazil decreased primarily due to the termination of franchise operations at regional airports with low passenger traffic and irregular flights due to the lack of profitability of these operations and to the acquisition by Localiza of other franchisees

     Our involvement in franchising has benefitted our other core businesses. The wide coverage of the franchise network has been a key factor in allowing us to secure nationwide customer contracts in the car rental, replacement vehicle and fleet management businesses. We assist our franchisees with car procurement, and accordingly the franchise system strengthens our bargaining position in dealings with automobile manufacturers. We have no role in the sale of used cars by franchisees.

     Brazilian Operations. Our Brazilian franchise network enables us to provide nationwide coverage. The Brazilian locations are found in 196 cities. We select franchise locations in order to serve smaller markets, while major urban areas in Brazil are served by one of the 69 Localiza-owned locations. The 197 Brazilian franchise locations are operated by a total of 103 franchisees.

     Non-Brazilian Operations. Our network has 80 franchise locations outside of Brazil. We believe that the presence of franchises in non-Brazilian markets has important value not only because they generate additional revenues, but also because these franchises provide a benefit to customers in the core Brazilian market when traveling abroad, and therefore enhance the overall level of service we can provide to our customers. Today, our brand is strong in certain markets outside Brazil, particularly in Argentina, Ecuador and Mexico.

     The 80 international franchise locations are operated by 7 master franchisees and 31 sub-franchisees, the largest of whom owns 10 locations.

     Franchise Structure. We grant exclusivity to our franchisees for defined geographic areas pursuant to renewable contracts ranging from five to ten years. Brazilian franchisees generally pay us an initial fee plus a royalty and an advertising fee based on gross revenues. Non-Brazilian franchisees pay royalties at varying rates, depending upon local market conditions. In 2001, aggregate net royalties from Brazilian franchisees amounted to R$3.7 million, 84% of total franchise royalties, and aggregate net royalties from non-Brazilian franchisees amounted to R$0.7 million, or 16% of total franchise royalties.

     We oversee the quality of our franchise operations through:

     o    rigorous qualifying procedures for new franchisees,

     o    training, comprehensive education and procedural manuals, and

     o    periodic onsite inspections.

   Competition

     The Brazilian car rental industry includes four major competitors and more than 2,400 smaller competitors that operate primarily in non-airport locations.

     The extent to which car rental companies can capture market share depends upon a number of factors, including pricing, customer service, fleet quality, convenience, distribution of rental locations, travel agent referrals and on the number of commercial accounts.

     Although we do not focus on being the discount price leader in our markets, we believe that based on the service we provide, our rentals are competitively priced. We believe that our customer service, fleet quality, convenience and location distribution are all benchmarks in the Brazilian car rental industry. We aggressively market our services to travel agents and corporations.

     Our used car sales business faces competition from a variety of small, independent used car dealers and, to a certain degree, from new car dealers.

     Fleet Management. Total Fleet focuses on the long-term fleet management market, in which the principal competitors are operating leasing companies. See -Rental Sales, Advertising and Promotion. Total Fleet's principal competitors are the same companies that compete with Localiza in car rental, mainly Hertz, Avis, Unidas. In addition, Leasing Plan, an affiliate of ABN AMRO Bank and Ticket Car, an affiliate of the ACCOR Group, are competitors that are dedicated solely to fleet management.

   Regulation

     We are subject to a wide range of federal, state and municipal regulation generally applicable to companies operating in Brazil, including laws relating to labor, social security, consumer protection and antitrust. Except for customary business licenses required by local government authorities, no special licenses or permits are required for us to carry on our business in Brazil.

     Any business operating in Brazil must comply with certain environmental regulations, including standards relating to water pollution and contamination, among others. There are no material legal or administrative proceedings pending against us with respect to any environmental matters.

C.   Organizational Structure

     Localiza has the following four subsidiaries:

     o Total Fleet. Total Fleet is a Brazilian corporation through which we conduct our fleet management business. Total Fleet started to operate on January 1, 1999. Under the Brazilian Corporation Law, Total Fleet has 109,630,000 shares, no par value per share, and a capital stock in the amount of R$123,060,000.

     o System. System is a Brazilian limited liability company through which we conduct our domestic and international franchising operations. We acquired System on May 31, 1995, and the Localiza financial statements reflect the financial condition and results of operations of System from the date of its acquisition. Under the Brazilian Corporation Law, System has 1,115,540 quotas, par value R$1.00 per quota, and a capital stock in the amount of R$1,115,540.

     o Prime. Prime is a Brazilian limited liability company that deals with the intermediation of used car sales and related services. It started to operate on January 1, 1999, providing services to Total Fleet. Under the Brazilian Corporation Law, Prime has 15,000 quotas, par value R$10.00 per quota, and a capital stock in the amount of R$150,000.

     o MFA. MFA is an Argentine corporation that conducts our master franchise operations in Argentina. On August 17, 1999, System acquired a 60% interest in MFA from EDS Inversora S.A., for approximately R$337 thousand, thereby increasing its total ownership interest in MFA to 100%. Localiza's and System's consolidated financial statements reflect the financial condition and results of operations of MFA as of September 1, 1999. MFA has 197,000 common shares, par value P$1.00 per share, and a capital stock in the amount of R$645,613.

                                   -------------------

                           --------     LOCALIZA      ---------------
                           | 92.50%                         100%    |
                           |       -------------------              |
                           |                |                       |
--------------------       |                | 99.99%                |
                    7.50%  |                |                       |
Aristides Luciano   -----  |                |                       |
de Azevedo Newton       |  |                |                       |
                        |  |                |                       |
--------------------    |  |                |                       |
                        |  |                |                       |
                        |  |                |                       |
              ---------------        ---------------        ---------------

                   SYSTEM                 PRIME               TOTAL FLEET

              ---------------        ---------------        ---------------
                        |
                        | 100%
                        |
              ---------------

                    MFA

              ---------------


     Each of Total Fleet, System, Prime and MFA is a guarantor of the Notes.

D.   Description of Property

     Our headquarters fully occupy a seven-story leased office building in Belo Horizonte, in the state of Minas Gerais, Brazil. The following table sets forth information regarding our car rental and used car sales locations:

                                                      As of April 30,
                                                  ------------------------
                                                  2000      2001      2002
                                                  ----      ----      ----
Car rental locations:
     On owned property.........................      3         3         3
     On leased property(1).....................     48        61        66
                                                  ----      ----      ----
         Total.................................     51        64        69
                                                  ====      ====      ====

Used car sales locations:
     On owned property.........................      3         3         4
     On leased property........................      7        11        11
                                                  ----      ----      ----
         Total.................................     10        14        15
                                                  ====      ====      ====

---------
(1)  Includes all airport locations.

     We operate our airport locations under leases with terms varying from one to fifteen years pursuant to concession agreements with the national airport authority.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

   Discussion of Critical Accounting Policies

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to areas that require a significant level of judgement or are otherwise subject to an inherent degree of uncertainty. These areas include allowances for doubtful accounts, depreciation of revenue earning vehicles, long-live assets, deferred income taxes, reserve for contingencies, financial instruments and stock option plan accounting. We base our estimates on historical experience, our observance of trends in particular areas, information and/or valuations available from outside sources and various other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgements about the carrying value of assets and liabilities that may not be readily apparent from other sources. Actual amounts could differ significantly from amounts previously estimated. We believe that of our significant accounting policies (see note 3 to the Localiza financial statements), the following may involve a higher degree of judgement and complexity.

     Allowance for doubtful accounts

     We maintain allowances for doubtful accounts for estimated losses from the inability or failure of our customers to make payments for daily and fleet rental activities, sales of vehicles and franchise fees. The allowances are based on current trends and historical collection experience and a percentage of our accounts receivables by aging category. In determining these percentages, we look to historical write-offs, as well as current trends in the credit quality of our customer base.

     Revenue-earning vehicles

     We must estimate what the residual values of these vehicles will be at the expected time of disposal to determine monthly depreciation rates. In determining these depreciation rates, we look at historical disposal experience and holding periods, trends in the wholesale and retail market for vehicles and model specific factors. Due to longer holding periods on fleet management vehicles and the resulting increased possibility of changes in the economic environment and market conditions, particularly as compared to car rental vehicles, these estimates are subject to a greater degree of risk. We continually evaluate estimated residual values. In order to reflect the higher depreciation of the vehicles during their earlier useful lives, we adopt the sum-of-the-years-digits method for the depreciation of vehicles, computed in a quarterly basis. Differences between actual residual values and those estimated result in a gain or less on disposal. We have experienced gains on disposal. Vehicles held for disposal are evaluated as a group and recorded at the lower of cost or market (less estimated selling costs). During 2001, we changed the estimates of the residual values of our fleet to adjust estimated future sales prices to the current car market trend, resulting in lower depreciation of R$12 million during the year ended December 31, 2001. Future changes in our depreciation policy or estimates of useful lives and residual values will impact our results of operations on a prospective basis.

     Long-lived assets

     The carrying value of long-lived assets is reviewed whenever events or changes in circumstances indicate that the carrying values may not be recoverable through projected undiscounted future cash flows. Fair value is calculated as the present value of estimated future cash flows excluding interest. Factors we consider important which could trigger an impairment review include the following:

     o significant under-performance relative to expected, historical or projected future operating results;

     o significant changes in the manner of using the assets or the strategy of our overall business; and

     o    significant negative industry or economic trends.

     If the projected undiscounted future cash flows exceed the carrying value of long-lived assets, an impairment loss is recognized to adjust the cost of the long lived asset to its fair value. Depending on future circumstances surrounding our long-lived assets, impairment losses recognized may impact our future results of operations.

     Income taxes

     We account for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires the application of the comprehensive liability method of accounting for income taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards.

     Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income for the period that includes the enactment date.

     We record a valuation allowance to reduce our deferred tax assets to the amount which, we estimate, is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, the resulting adjustment to deferred tax assets would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to deferred tax assets would decrease income in the period such determination was made.

     Reserve for contingencies

     We are a claimant in several lawsuits and a defendant in several others, arising in the normal course of business, regarding tax, labor, civil and other issues. We account for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies" and the evaluations with respect to the potential outcome of the claims are made with the assistance of our legal and tax counselors. Such accrued liabilities are estimated based upon historical experience and the nature of the group of claims, relating to labor claims, and based on information provided by internal and external legal and tax counselors.

     Financial instruments

     We use derivative instruments as part of our overall strategy to protect our U.S. dollar-denominated debt against the depreciation of the real relative to foreign currency, through swap transactions between exchange rate variation and fixed interest rate. Effective as of January 1, 2001, we account for our derivatives at fair value on the balance sheet in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The application of SFAS No. 133 is complex, as evidenced by amendments and significant interpretations to the original standard, which continue to evolve. Our derivatives and other financial instruments are not exchange traded. Values are determined by the present value of future cash flows, which may involve significant judgments and estimates in the absence of quoted market prices. These estimates are based on valuation methodologies deemed appropriate in the circumstances; however, the use of different assumptions may have a material effect on the estimated fair value amounts recorded in the financial statements.

     Stock option plan accounting

     As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation", we elected to continue to account for its stock option plan using the intrinsic value based method for variable stock plans as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Entities choosing to continue applying APB Opinion No. 25 on employee stock options granted on or after January 1996 must provide pro forma disclosures of net income, as if the fair value method of accounting has been applied. Under this method cost is measured at the grant date based on the fair value of the employee stock option and is recognized ratably over the service period of the option, which is usually the vesting period. To determine the fair value of the Localiza shares and consequently compensation expense, if any, we are required to make significant judgments and estimates in the absence of quoted market prices. These estimates are based on valuation methodologies deemed appropriate under the circumstances; however, the use of different assumptions may have a material effect on the estimated fair value amounts and in the compensation expense. For all periods presented, fair value of the Localiza shares did not exceed the exercise prices of the options and consequently, no compensation expense was recorded. Additionally, the pro forma disclosures required by SFAS No. 123 have not been presented as the effect of measuring compensation expense under SFAS No. 123 was immaterial for all periods presented.

   New Accounting Pronouncements

     Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. Previously, under U.S. GAAP, SFAS No. 80 - "Accounting for Futures Contracts" and now under SFAS No.133, our contracts do not meet the criteria to qualify as the hedge of an exposure to foreign currency or interest rate risk. Therefore, we have accounted for the derivative transactions by calculating the unrealized gain or loss at each balance sheet date and changes in the fair value of all derivatives are now being recorded in current operations.

     In June 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. We do not anticipate that this new standard will have any impact on our financial position or results of operations.

     In June 2001 the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early application of SFAS No. 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair- value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. We anticipate that the adoption of this new standard will result in the discontinuation of annual goodwill amortization of R$1.1 million in 2002. We do not anticipate that the adoption of this standard will have a significant effect on our financial position or results of operations.

     In June 2001 the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. We plan to adopt this new standard in January 1, 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

     In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. We adopted this new standard in January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", although it retains the fundamental provisions of SFAS No. 121. SFAS No. 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion 30 will now be used to classify those gains and losses. Statement 64 amended Statement 4, and is no longer necessary because Statement 4 has been rescinded. Statement 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement 44 is no longer necessary. SFAS 145 amends Statement 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS 145 also makes technical corrections to existing pronouncements. We do not believe the adoption of SFAS 145 will have a material impact on our financial position, results of operations or cash flows.

   Restatement of December 31, 1999 and 2000 amounts

     As described in note 30 to the Localiza financial statements, subsequent to the filing of Localiza's December 31, 2000 financial statements, it was determined that the repurchases of our Senior Notes made in 1998 and 1999, pursuant to a "permitted investment" clause in the related indenture, should have been considered a debt extinguishment for accounting purposes. This determination was made based on guidance set forth in SFAS No. 125, "Accounting for transfers and servicing of financial assets and extinguishment of liabilities", replaced by SFAS No. 140. As a result, Localiza's financial statements as of December 31, 2000 and for the two years then ended have been restated from previously reported amounts to reflect this change in accounting. All amounts presented in the operating and financial review and prospects have also been adjusted to reflect this change in accounting.

   Overview

     We are engaged in the business of car rental, fleet management, used car sales and franchising.

     Our revenues primarily consist of:

     o Car rental: revenue generated from renting cars to customers including revenue from loss or collision damage waivers.

     o Fleet management: revenue generated from renting vehicles to customers including revenue from fleet management services.

     o Used car sales: revenue generated from the sale of used cars including commission on intermediation of service sales.

     o    Franchising: royalties and other fees generated from our franchisees.

     Our costs and expenses consist primarily of:

     o Direct operating: includes wages and related benefits, rent and concessions paid to airport authorities, costs relating to the operation net of third parties reimbursements and cost of used car sales.

     o Selling, general and administrative: includes reservation, advertising, marketing, commissions to sellers, travel agents and other third parties and other related expenses.

     o Depreciation of vehicles: depreciation expenses relating to revenue earning vehicles.

     o Financial expense, net: includes interest income and expense, taxes on financial revenues, net monetary variation and exchange loss and other gains/losses.

     o Non-vehicle depreciation, goodwill amortization and non-operating result: includes depreciation of capitalized assets and amortization of goodwill, as well as non-operating results.

     o Other expenses, net: taxes, extraordinary gain - net and cumulative effect of a change in accounting principle - net.

     Our profitability is primarily a function of the volume and pricing of rental transactions and the utilization of cars and equipment. Significant changes in the purchase price of cars and equipment or interest rates can also have a significant effect on our profitability depending on our ability to adjust pricing for these changes. Our business requires significant capital expenditures for cars and equipment and consequently substantial liquidity to finance such expenditures.

     In the discussion that follows, total net revenues less direct operating costs, costs of used car sales and taxes on revenues is referred to as "adjusted gross profit". Adjusted gross profit should not be considered as an alternative to operating income or net income or as an indicator of our performance, and may not be comparable to other similarly titled measures of other companies. However, we believe that adjusted gross profit is an useful indicator of our performance for purposes of management analysis. The table below includes a reconciliation of adjusted gross profit to operating income for the three years ended December 31, 2001. You should read this information together with Localiza's audited financial statements that are included elsewhere in this annual report.

                                                           Year Ended December 31,
                                                 --------------------------------------------
                                                   1999(1)          2000(1)           2001
                                                 ----------       ----------       ----------
                                                                (in thousands)
Net revenues:
     Car rental..............................    R$  94,014      R$ 112,254        R$ 144,253
     Fleet management........................        60,923          102,131          120,229
     Franchising.............................         5,038            6,402            5,056
     Used car sales..........................        84,702           89,287          150,907
                                                 ----------       ----------       ----------
         Total net revenues..................       244,677          310,074          420,445
                                                 ----------       ----------       ----------

Direct operating costs:
     Direct operating........................        45,413           60,318           76,652
     Cost of used car sales..................        71,566           63,152          118,655
     Taxes on revenues.......................        10,563           13,990           17,795
                                                 ----------       ----------       ----------
         Total direct operating costs........       127,542          137,460          213,102
                                                 ----------       ----------       ----------

Adjusted gross profit........................       117,135          172,614          207,343

                                                    Year Ended December 31,
                                               ---------------------------------
                                               1999(1)      2000(1)        2001
                                               -------      -------       ------
                                                        (in thousands)
Expenses:
     Selling, general, administrative
         and other expenses..................   31,674       38,087       52,845
     Depreciation of vehicles................   31,099       49,803       43,995
     Goodwill amortization...................       31          147        1,499
     Other depreciation and amortization.....    2,409        2,915        2,634
                                               -------      -------       ------
         Total expenses......................   65,213       90,952      100,973
                                               -------      -------       ------
Operating income.............................   51,922       81,662      106,370
                                               =======      =======      =======
Net income...................................   19,931       44,655       42,981
                                               =======      =======      =======

---------
(1) The financial statements for the two years ended December 31, 2000 have been restated to reflect the change in accounting described in note 30 to the Localiza financial statements.

     The table below sets forth certain data as a percentage of net revenues for the periods indicated.

                                                                                  Year Ended December 31,
                                                                             ---------------------------------
                                                                             1999(1)      2000(1)        2001
                                                                             -------      -------      -------
                                                                                         (percent)
Car rental................................................................     38.4%        36.2%        34.3%
Fleet management..........................................................     24.9         32.9         28.6
     Total vehicle rental.................................................     63.3         69.1         62.9
Franchising...............................................................      2.1          2.1          1.2
Used car sales............................................................     34.6         28.8         35.9
     Total net revenues...................................................    100.0        100.0        100.0
Direct operating costs....................................................    (52.1)       (44.3)       (50.7)
Adjusted gross margin.....................................................     47.9         55.7         49.3
Advertising, promotion and selling expenses...............................     (9.6)        (9.1)        (9.6)
General, administrative and other expenses................................     (3.3)        (3.2)        (3.0)
Depreciation of vehicles..................................................    (12.7)       (16.1)       (10.5)
Operating income..........................................................     22.3         27.3         26.2
Financial expense, net....................................................    (10.3)        (6.4)       (12.0)
Non-vehicle depreciation, goodwill amortization and non-
     operating result.....................................................     (1.1)        (1.0)         0.1
Income before taxes, minority interest, extraordinary gain and
     cumulative effect of a change in accounting principle................     10.9         19.9         14.3
Taxes, minority interest, extraordinary gain and cumulative
     effect of a change in accounting principle...........................     (2.7)        (5.5)        (4.1)
Net income................................................................      8.2         14.4         10.2

---------
(1) The financial statements for the two years ended December 31, 2000 have been restated to reflect the change in accounting described in note 30 to the Localiza financial statements.

  Year ended December 31, 2001 Compared to Year ended December 31, 2000

     Net Revenues

     Our net revenues increased by 35.6% to R$420.4 million in 2001 from R$310.1 million in 2000. This increase was primarily attributable to an increase in the volume of car rental transactions, partially offset by a decrease in average prices, as well as an increase in fleet management transactions and in the number of used cars sold.

     Car rental revenues, which include replacement, leisure, corporate short-term rentals and monthly rentals, increased 28.5% to R$144.3 million in 2001 from R$112.3 million in 2000. This increase was attributable to a 45.1% increase in volume partially offset by a 11.4% decrease in average prices.

     The increase in the volume of rentals was mainly due to: (i) a 41.5% increase in individual rentals; and (ii) a 52.3% increase in monthly rentals (short-term transactions with corporations, normally from one to twelve months). A contract with a telecommunication company, which demanded approximately 770 vehicles for 8 months, was responsible for 23.8% increase in rentals.

     The 11.4% decrease in average prices resulted from the increase in the number of transactions in the monthly rental segment. This segment is characterized by (i) lower rates, as it has a higher utilization rate due to the longer average car rental period; (ii) lower selling expenses compared to other segments; and (iii) higher operating efficiencies due to the higher overall rental volume.

     Fleet management revenues, which correspond to the corporate long-term rental market, increased by 17.7% to R$120.2 million in 2001 from R$102.1 million in 2000. This increase was attributable to a 18.6% increase in volume partially offset by a 1.4% decrease in average prices.

     The increase in the volume of fleet management transactions was due to new contracts entered into in 2001, pursuant to Total Fleet's 1998 plan, which seeks to approach prospective customers and to develop new fleet management accounts.

     Used car sales revenues increased by 69.0% to R$150.9 million in 2001 from R$89.3 million in 2000 primarily due to a 69.0% increase in the volume of used cars sold (10,430 in 2001; 6,173 in 2000). This increase was principally due to: (i) higher disposal of cars in the car rental business during its regular and periodic renewal of fleet, since our fleet has been increasing continually in the last 2 years; (ii) higher disposal of cars in the fleet management business since several cars were acquired in 1999 and 2000 to serve new customers, under contracts which provided for the return of our cars in 2001.

     Franchising revenues decreased by 21.0% to R$5.1 million in 2001 from R$6.4 million in 2000. This decrease was mainly attributable to a decrease in Brazilian and international royalties fees which in turn resulted from: (i) the acquisitions by Localiza of Brazilian franchisees in the end of 2000 and beginning of 2001 (See note 1 (c) to the Localiza financial statements); (ii) the termination of the international operations of our franchisees in Colombia, Venezuela, Peru and Aruba; and (iii) a reduction in the franchise fees in Argentine due to the local economic crisis in 2001.

     Direct Operating Costs

     Direct operating costs increased 55.0% to R$213.1 million in 2001 from R$137.5 million in 2000. This increase was mainly due to an increase in cost of used car sales as a result of the increase in the number of used cars sold. As a percentage of net revenues, direct operating costs increased to 50.7% in 2001 from 44.3% in 2000.

     Car rental direct operating costs include maintenance, casualty (accidents and theft), car preparation expenses (title, licensing and others), car transportation, operation personnel and location related costs. These costs increased by 19.0% to R$45.2 million in 2001 from R$38.0 million in 2000. As a percentage of car rental net revenues, these costs decreased to 31.3% in 2001 from 33.8% in 2000.

     Fleet management direct operating costs (which are comparable to car rental costs but do not include costs associated with locations) increased by 55.3% to R$28.1 million in 2001 from R$18.1 million in 2000, due to increases in variable and fixed costs. As a percentage of fleet management net revenues, these costs increased to 23.4% in 2001 from 17.7% in 2000. Variable costs increased to 21.8% from 16.2% over revenues mainly due to a R$5.4 million increase on maintenance costs due to the increase in the average age of the fleet to 15.4 months in

2001 from 11.0 months in 2000. Variable costs per car increased by 33.2%. This increase was balanced by a decrease of 24.2% in depreciation per car, or 12.1% excluding the reduction in depreciation expenses resulting from the decrease in average rates occurred in 2001. See -- Depreciation of Vehicles. Our depreciation method allows us to match increasing maintenance with decreasing depreciation along car lives. Fixed costs increased by 23.5%. This increase was attributable to an expansion of our customer service structure, which allows the access by the customer to a network of maintenance service providers through our call center. This expansion was needed due to the growth and aging of the fleet.

     Franchising direct operating costs include operation personnel and location-related costs. These costs decreased by 20.6% to R$3.4 million in 2001 from R$4.3 million in 2000. As a percentage of franchising revenues, these costs remained stable at around 66.5%

     Costs of used car sales consist of the depreciated book value of cars sold at the time of resale, net of the technical discount cost. The technical discount cost is an amount recorded into either the car rental or fleet management direct operating costs, as applicable, equivalent to the discount given to the buyer when the car being sold is damaged or in need of repair. The total residual value of cars sold by the used car sales division increased by 87.9% to R$118.7 million in 2001 from R$63.2 million in 2000. As a percentage of used car sales revenues, the book value of cars sold was 78.6% in 2001 and 70.7% in 2000. This increase was a result of a 11.2% increase in the cost of used car sales per car, resulting from a reduction in the average depreciation rates in 2001.

     Adjusted Gross Profit

     Adjusted gross profit increased by 20.1% to R$207.3 million in 2001 (equivalent to 49.3% of net revenues) from R$172.6 million in 2000 (equivalent to 55.7% of net revenues). As a percentage of net revenues, adjusted gross profit decreased due to a decrease in fleet management and used car sales margins.

     Advertising, Promotion and Selling Expenses

     Advertising, promotion and selling expenses, which include sales force related expenses, reservation center costs, advertising and provision for doubtful accounts, increased by 42.4% to R$40.3 million in 2001 from R$28.3 million in 2000 in line with the increase in net revenues. As a percentage of net revenues, advertising, promotion and selling expenses remained stable at around 9.5%.

     General, Administrative and Other Expenses

     General, administrative and other expenses increased by 28.2% to R$12.5 million in 2001 from R$9.8 million in 2000. This increase was mainly attributable to an increase in legal, tax and finance consulting fees. As a percentage of net revenues, general, administrative and other expenses remained stable at around 3.0%.

     Depreciation of Vehicles

     Vehicle depreciation is calculated based on rates intended to measure the reduction necessary to approximate a vehicle's market value (determined by manufacturer, model and acquisition date) at the end of the estimated average holding period of a vehicle and includes the expenses associated with selling vehicles. In order to match the increase in maintenance costs with car utilization and to reflect the initially higher depreciation of vehicles just after their purchase, we depreciate our fleet using the sum-of-the-years'- digits method calculated on a quarterly basis. Depreciation expense decreased 11.7% to R$44.0 million in 2001 from R$49.8 million in 2000. On a per car basis, annual depreciation expense decreased 31.2% to R$2,307 in 2001 from R$3,354 in 2000. This decrease is attributable to revisions made during 2001 that reduced the average depreciation rates. These reductions were made to adjust estimated future sales prices to the current car market trend. As a consequence, the cost of used car sales increased.

     Financial Expense, Net

     Net financial expense increased by 153.6% to R$50.5 million in 2001 from R$19.9 million in 2000 principally due to: (i) an increase in financial expense of R$5.3 million, or 27.0%, resulting from a higher volatility of the exchange rate of the Brazilian real against the U.S. dollar, which was 28.3% higher than the exchange rate in 2000 (the average exchange rate used to pay interest in 2001 was R$2.3828 per US$1.00 and R$1.8570 per US$1.00 in 2000); (ii) an
increase in net monetary variation and exchange loss of 186.5%, due to the 18.7% depreciation of the real against U.S. dollar in 2001 (resulting in an exchange loss of R$29.3 million) compared to a 9.3% depreciation in 2001 (resulting in an exchange loss of R$10.2 million); (iii) a loss of R$26.2 million in swap transactions. See note 19 (b) to the Localiza financial statements. These factors were partially offset by an increase in realized gain on sale of marketable securities of 418.3% to R$15.7 million in 2001 from R$3.0 million in 2000, as well as an increase in realized gain on derivatives of 279.3% to R$6.7 million in 2001 from R$1.8 million in 2000, related to a call option operation aiming at hedging our debt against foreign exchange variation, which matured in 2001.

     Taxes, Minority Interest, Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle

     Our income tax decreased to R$16.5 million in 2001, representing an effective tax rate of 27.3%, from R$16.9 million in 2000, which represented an effective tax rate of 27.5%. See note 20 (b) to the Localiza financial statements. In addition to the tax expenses, an expense of R$0.9 million related to a cumulative effect of a change in accounting principle was recorded. See note 19 (a) to the Localiza financial statements.

     Net Income

     As a result of the factors discussed above, net income decreased by 3.7% to R$43.0 million in 2001 from R$44.7 million in 2000.

  Year ended December 31, 2000 Compared to Year ended December 31, 1999

     Net Revenues

     Our net revenues increased by 26.7% to R$310.1 million in 2000 from R$244.7 million in 1999. This increase was primarily attributable to higher car rental and fleet management volume as well as an increase in average prices.

     Car rental revenues, which include replacement, leisure and corporate short-term rental and monthly rental markets, increased by 19.5% to R$112.3 million in 2000 from R$94.0 million in 1999. This increase was attributable to a 9.5% increase in volume and a 9.1% increase in average prices.

     Fleet management revenues, which correspond to the corporate long-term rental market, increased by 67.6% to R$102.1 million in 2000 from R$60.9 million in 1999. This increase was attributable to a 74.1% increase in volume partially offset by a 4.1% decrease in average prices. The increase in fleet management volume of cars was due to contracts entered into in 2000, as a result of a plan that Total Fleet started implementing in 1998 in order to approach prospective customers and develop new fleet management accounts.

     Used car sales revenues increased by 5.4% to R$89.3 million in 2000 from R$84.7 million in 1999 primarily due to an increase of 22.0% in average resale prices that was partially offset by a decrease in the volume of used cars sold (6,173 in 2000; 7,233 in 1999). The decrease in our resale volume is principally a result of longer contract terms negotiated by Total Fleet, which reduced the number of cars available for sale. Other revenues from activities related to used car sales (such as commissions from selling insurance and financing) represented 3.6% of used car sales net revenues in 2000, compared to 2.5% in 1999.

     Franchising revenues increased by 27.1% to R$6.4 million in 2000 from R$5.0 million in 1999. This increase was mainly attributable to an increase in Brazilian royalties fees, which resulted from an increase of franchisees rental revenues of approximately 17% in 2000.

     Direct Operating Costs

     Direct operating costs increased by 7.8% to R$137.5 million in 2000 from R$127.5 million in 1999. As a percentage of net revenues, direct operating costs decreased to 44.3% in 2000 from 52.1% in 1999. This decrease was mainly due to a decrease in cost of used cars sales to 70.7% of the net used car sales revenues in 2000 from 84.5% in 1999.

     Car rental direct operating costs include maintenance, casualty (accidents and theft), car preparation expenses (title, licensing and others), car transportation, operation personnel and location related costs. These costs increased by 25.4% to R$38.0 million in 2000 from R$30.3 million in 1999. As a percentage of car rental net revenues, increased to 33.8% in 2000 from 32.2% in 1999.

     Fleet management direct operating costs (which are comparable to car rental costs but do not include costs associated with locations) increased by 45.4% to R$18.1 million in 2000 from R$12.4 million in 1999. As a percentage of fleet management net revenues, these costs decreased to 17.7% in 2000 from 20.4% in 1999. This is principally due to an increase in certain costs (in particular, expenses incurred in connection with the management of our suppliers) which was proportionately lower than the increase in the fleet management revenues.

     Franchising direct operating costs include operation personnel and location-related costs. These costs increased by 58.1% to R$4.3 million in 2000 from R$2.7 million in 1999. As a percentage of franchising revenues, these costs increased to 66.4% in 2000 from 53.4% in 1999 primarily due to: (i) an increase in the costs of MFA in the amount of R$200 thousand attributable to the fact that MFA had its results fully consolidated with System's results in 2000 compared to the partial consolidation in 1999, when MFA was consolidated 40% for the 8 months ended August 31, 1999 and 100% for the 4 months ended December 31, 1999; (ii) the offset of R$500 thousand related to repurchasing costs of franchisees licenses; (iii) a provision in the amount of R$200 thousand recorded in 2000 for some of our civil litigation.

     Costs of used car sales consist of the depreciated book value of cars sold at the time of resale, net of the technical discount cost. The technical discount cost is an amount recorded into either the car rental or fleet management direct operating costs, as applicable, equivalent to the discount given to the buyer when the car being sold is damaged or in need of repair. The total residual value of cars sold by the used car sales division decreased by 11.8% to R$63.2 million in 2000 from R$71.6 million in 1999. As a percentage of used car sales revenues, the book value of cars sold by the used car sales division was 70.7% in 2000 and 84.5% in 1999. This decrease was a result of the increase in the used car sales margin; although the cost of used car sales per car remained stable, the average resale prices increased around 22%.

     Adjusted Gross Profit

     Adjusted gross profit increased by 47.4% to R$172.6 million in 2000 (equivalent to 55.7% of net revenues) from R$117.1 million in 1999 (equivalent to 47.9% of net revenues), primarily due to an increase in car sale margin.

     Advertising, Promotion and Selling Expenses

     Advertising, promotion and selling expenses, which include sales force related expenses, reservation center costs, advertising and provision for doubtful accounts, increased by 20.0% to R$28.3 million in 2000 from R$23.6 million in 1999 in line with the increase in net revenues. As a percentage of net revenues, advertising, promotion and selling expenses remained stable at around 9.5%.

     General, Administrative and Other Expenses

     General, administrative and other expenses increased by 20.8% to R$9.8 million in 2000 from R$8.1 million in 1999. This increase was principally due to: (i) an increase in employees' participation in profit and payroll charges; and (ii) an increase in outside services expenses. As a percentage of net revenues, general, administrative and other expenses remained stable at around 3.2%.

     Depreciation of Vehicles

     Vehicle depreciation is calculated based on rates intended to measure the reduction necessary to approximate a vehicle's market value (determined by manufacturer, model and acquisition date) at the end of the estimated average holding period of a vehicle and includes the expenses associated with selling vehicles. In order to match the increase in maintenance costs with car utilization and to reflect the initially higher depreciation of vehicles just after their purchase, we depreciate our fleet using the sum-of-the-years'- digits method calculated on a quarterly basis. Depreciation expense increased by 60.1% to R$49.8 million in 2000 from R$31.1 million in 1999. On a per car basis, annual depreciation expense increased by 14.4% to R$3,354 in 2000 from R$2,932 in 1999. This increase is attributable to a 38.2% increase in the car fleet, which increased our depreciation costs as a consequence of our depreciation method, which, as discussed above, entails higher depreciation for newly acquired vehicles.

     Financial Expense, Net

     Net financial expense decreased by 20.7% to R$19.9 million in 2000 from R$25.1 million in 1999 principally due to a decrease in net monetary variation and exchange loss. This decrease was attributable to the 9.3% depreciation of the real against the U.S. dollar in 2000 (resulting in an exchange loss of R$10.2 million) compared to a 48.0% depreciation in 1999 (resulting in an exchange loss of R$18.2 million). The exchange loss in 2000 was reduced by R$1.8 million income from hedging instruments. In 1999, the hedging operations resulted in an expense of R$1.3 million. This decrease in the net financial expense was partially offset by:

     o a reduction in financial income of 28.0% to R$15.1 million in 2000 from R$21.0 million in 1999 due to the use of our cash and cash equivalents for fleet expansion;

     o the partial write off of the credit related to compulsory loans to the National Development Fund, or FND, in the amount of R$3.5 million.

     Taxes, Minority Interest, Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle

     Our income tax increased to R$16.9 million in 2000, representing an effective tax rate of 27.5% from R$8.0 million in 1999, which represented an effective tax rate of 30.0%. See note 20(b) to the Localiza financial statements. In addition to these tax effects, an income of R$1.4 million related to an extraordinary gain resulting from the repurchase of US$ 2.5 million Senior Notes was recorded in 1999.

     Net Income

     As a result of the factors discussed above, net income increased by 124.0% to R$44.7 million in 2000 from R$19.9 million in 1999.

B.   Liquidity and Capital Resources

     Liquidity and Capital Resources

     We use funds primarily for (i) the acquisition of new vehicles for our rental fleet, (ii) payment of debt service and (iii) working capital.

     Our primary sources of funds are cash generated from operations and from the proceeds from the issuance of the Notes. We invested part of the proceeds from the Notes in cash equivalents and marketable securities. For our short-term cash flow needs, we use the Compror facility, which is described below. The material terms of the Notes are also described below.

     Net cash from operating activities increased by 130.2% in 2001, to R$26.5 million from R$11.5 million in 2000, due to an increase in our operating performance. This amount is adjusted by investments in revenue-earning vehicles which increased by 5.3% in 2001, to R$126.1 million from R$119.8 million in 2000.

     Net cash from investing activities increased by to R$36.0 million from R$2.6 million in 2000, as a result of withdrawals of investments in marketable securities. This cash plus cash from operating activities were used to pay dividends and debt service and the remaining balance was invested in cash equivalents, which increased by 60.3% in 2001, to R$36.0 million from R$ 22.5 million in 2000.

     Debt Facility - "Compror"

     To avoid the CPMF tax, which is levied at the flat rate of 0.38% on any type of bank account debit, we use a special type of short-term financing, known as Compror. Under the Compror facility, the banks transfer the proceeds from the financing directly to our suppliers. We repay the banks with funds provided by our operating cash flows. The Compror is used as an instrument of cash flow management.

     To avoid another type of tax, the IOF, levied at the rate of 0.0041% per day at loans in reais, the Compror is borrowed in U.S. dollars and has an average negative spread of 0.50% per year. To avoid foreign exchange risk, this operation is automatically changed to a local interest basis, the interbank rate, known as CDI, plus a spread of 2.06% per year, through a swap transaction as described in note 19(b) of the Localiza financial statements.

     In 2001, amounts borrowed under the Compror facility decreased by 16.9%, to R$27.2 million on December 31, 2001 from R$32.7 million on December 31, 2000.

     The Notes

     On October 1, 1997, Localiza obtained resources of US$100 million from the 10.25% Senior Notes program, which were sold at 100% of face value. The Notes are unsecured obligations of Localiza and will mature on October 1, 2005. Interest on the Notes is payable semi-annually on April 1 and October 1. The Notes are redeemable at the option of Localiza, in whole or in part on or after October 1, 2001.

     From November 1998 to December 1999, based on Circular No. 2,677 of the Central Bank of Brazil, which governs the international transfers of Brazilian reais, Localiza remitted funds abroad. Pursuant to the "Permitted Investment" clause of the indenture of the Notes, these funds were used to acquire Notes with aggregate face values of US$23.6 million and US$2.5 million during 1998 and 1999, respectively. Pursuant to SFAS No. 125 "Accounting for transfers and servicing of financial assets and extinguishment of liabilities", replaced by SFAS No. 140, this acquisition was considered a debt extinguishment for accounting purposes. As a result, Localiza wrote-off debt issuance costs amounting to R$1.1 million and R$0.1 million in 1998 and 1999, respectively. See Note 30 to the Localiza financial statements.

     As of December 31, 2001, the remaining debt issuance costs to be amortized amounted to R$1.9 million, compared to R$2.4 million in 2000, with R$0.7 million classified as current assets in 2000 and 2001.

     We are subject to certain restrictions contained in the indenture entered into in connection with the issuance of the Notes. These restrictive covenants limit, except in restricted circumstances, our ability to, among other things, declare any dividend or other similar distribution, make certain stock repurchases, make certain payments on subordinated indebtedness or make certain investments if, after giving effect to such actions, (i) a default or event of default under the indenture would have occurred and be continuing, (ii) Localiza would be unable to incur additional indebtedness under the debt incurrence ratio test set forth in the indenture or (iii) the amount of all such payments exceeds an aggregate threshold amount. A default or event of default includes our failure to observe or perform any covenant, whose covenants include limitations on our ability to (i) incur certain additional indebtedness, (ii) create certain liens, (iii) enter into certain transactions with affiliates, (iv) engage in certain sale and leaseback transactions and (v) enter into certain merger, acquisition or sale transactions.

     Our management believes we are in compliance with all the covenants described above.

     The table below sets forth the principal cash flows of the Notes and other obligations by expected maturity date:

                                                                                               Repurchased
                                              Rate   Currency   2002    2003    2004    2005     portion     Total
                                             ------  --------  ------  ------  ------  ------  -----------  -------
                                                (amounts in million of reais, unless otherwise indicated)
Notes (principal)........................    10.25%     US$        -       -       -    232.0     60.5       171.5
Short term loans.........................     -0.5%     US$     27.2       -       -        -        -        27.2
Swap transactions........................        -      US$      0.1       -       -     26.1        -        26.2
Lease commitments........................        -       R$      5.2     3.1     2.0      1.0        -        11.3
                                                                ----     ---     ---    -----     ----       -----
Total....................................                       32.5     3.1     2.0    259.1     60.5       236.2
                                                                ====     ===     ===    =====     ====       =====

C.   Research and Development, Patents and Licenses

     Not applicable.

D.   Trend Information

     We have four principal lines of business:

     o    car rental,

     o    fleet management,

     o    used car sales, and

     o    franchising.

     Fleet management is the line of business that is least affected by the short-term fluctuations in the Brazilian economy due to the fact that contracts in the fleet management business have terms of 2 to 3 years. There is, however, a direct correlation between the fluctuations in the Brazilian market and the economic activity of our car rental, used car sales and franchising lines of business. Events such as an increase in interest rates, and currency devaluation can greatly impact the results of operations of these lines of business.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

  Localiza

     Localiza is a sociedade anonima. The sociedade anonima is the corporate form which most closely resembles a corporation and is subject to the Brazilian Corporation Law. Localiza is managed by its board of directors, or conselho de administracao, which currently consists of nine members, and its executive committee, or diretoria executiva, which currently consists of five members.

     Board of Directors

     As of May 31, 2002, the board of directors was composed of the individuals named below.

                                                                                  Expiration of
                  Name                       Age      Position      Member Since  Current Term
-------------------------------------------  ---  ----------------  ------------  -------------
                                                  Chairman of the
Jose Salim Mattar Junior...................   53       Board            1995          2003
Antonio Claudio Brandao Resende............   55       Member           1995          2003
Eugenio Pacelli Mattar.....................   49       Member           1995          2003
Antonio Fernando de Campos.................   49       Member           2002          2003
Aristides Luciano de Azevedo Newton........   57       Member           1995          2003
Tarcisio Pinto Ferreira....................   67       Member           1996          2003
Messias da Silva Junior....................   62       Member           1996          2003
Stefano Bonfiglio..........................   37       Member           2000          2003
Carlos Jose Garcia.........................   44       Member           2000          2003


     Jose Salim Mattar Junior. Mr. Jose Salim Mattar Junior is Chairman of Localiza's board of directors, a member of Localiza's executive committee and President of Localiza. Mr. Mattar has also served as president of System, Total Fleet and Prime. He received a degree in Business Administration from Fundacao Mineira de Educacao e Cultura in 1976. He acted as manager of a Brazilian supermarket chain and a mining company, both located in Belo Horizonte, Brazil. In 1973, at the age of 25, he was one of Localiza's founding partners. He is also a partner of Radio Beep Telecomunicacoes Ltda., Datapage Telecomunicacao e Informatica Ltda. and Semax Equipamentos de Protecao Ltda.

     Antonio Claudio Brandao Resende. Mr. Antonio Claudio Brandao Resende is Vice-President of Localiza's board of directors, a member of Localiza's executive committee, an Executive Vice-President of Localiza and Management Officer. Mr. Resende is also a vice-president of System, Total Fleet and Prime. He graduated from Uniao de Negocios e Administracao in 1977 with a degree in Business Administration. At the age of 18, he formed Leva e Traz, a delivery company in Belo Horizonte, Brazil. In 1973, at the age of 27, he, was one of Localiza's founding partners. He is also a partner of Radio Beep Telecomunicacoes Ltda., Datapage Telecomunicacao e Informatica Ltda. and Semax Equipamentos de Protecao Ltda.

     Eugenio Pacelli Mattar. Mr. Eugenio Pacelli Mattar is a member of Localiza's board of directors and executive committee, an Executive Vice President of Localiza and the Fleet Management Officer. Mr. Mattar is also a vice- president of a number of Localiza's subsidiaries. He received a degree in Civil Engineering from Universidade Federal de Minas Gerais in 1975, where he also completed extensive coursework in Economic Engineering. Mr. Mattar has also studied General and Financial Administration at Fundacao Dom Cabral. He is one of Localiza's founding partners. He is also a partner of Radio Beep Telecomunicacoes Ltda., Datapage Telecomunicacao e Informatica Ltda. and Semax Equipamentos de Protecao Ltda.

     Antonio Fernando de Campos. Mr. Campos is a member of Localiza's board of directors. He joined Localiza in 1982 in order to implement the marketing and sales department of Localiza. Mr. Campos left Localiza in 1996 to incorporate the company Solution Comunicacao. Mr. Campos received post-graduate degree from Fundacao Getulio Vargas, New York Pace University and INSEAD.

     Aristides Luciano de Azevedo Newton. Mr. Aristides Luciano de Azevedo Newton is a member of our board of directors and is a Vice-President of System. He received a degree in Business Administration from Uniao de Negocios e Administracao in 1973. He acted as manager of materials and supplies for large construction projects in Brazil for Construtora Mendes Junior. In 1983, at the age of 39, he founded System in conjunction with Localiza.

     Tarcisio Pinto Ferreira. Mr. Tarcisio Pinto Ferreira joined Localiza as a member of its board of directors in 1996. He received his degree in Law from Universidade Federal de Minas Gerais in 1971. He has served as General Counsel to Localiza since its creation, and is also affiliated with the law firm of Ferreira and Chagas.

     Messias da Silva Junior. Mr. Messias da Silva Junior joined Localiza as a member of its board of directors in 1996. Before his retirement, he held various positions at Localiza and its subsidiaries. He received a degree in Law from Centro Universitario de Barra Mansa/RJ. He began his professional career in 1963 as Supervisor of Human Resources, Accounting and Supply Administration for White Martins Gases Industriais S.A. In 1973, he began managing the areas of human resources, finance, logistics, control and administration for Cia. Brasileira de Projectos Industriais. He worked for Localiza from 1982 to 1996 in a variety of roles, including Administrative Officer, Officer of Operations and Officer of Human Resources and Administration. From 1996 to 1998, he has worked for Radio Beep Telecomunicacoes Ltda. as an Executive Officer.

     Stefano Bonfiglio. Mr. Stefano Bonfiglio joined Localiza as a member of its board of directors in 2000. Mr. Bonfiglio received his baccalaureate degree from Georgetown University and his MBA from the University of Pennsylvania. For nine years, he worked for Bankers Trust Company as a Vice-President in their Latin America division specializing in acquisitions and private equity transactions. He then worked for DLJ Merchant Banking as a vice- president in both their New York and London offices. Currently, he resides in London and is a managing director and partner of Tetragono Partners, an investment consulting company he founded.

     Carlos Jose Garcia. Mr. Carlos Jose Garcia joined Localiza as a member of its board of directors in 2000. Mr. Garcia received a degree in Accounting from the Catholic University of Argentina. For six years, Mr. Garcia worked for Bankers Trust Company in their mergers and acquisitions division and then later for their Latin America private equity practice. Currently, he lives in Buenos Aires, Argentina where he is a vice-president in the Latin America division of CSFB.

     Executive Committee

     As of May 31, 2002, the executive committee was composed of the individuals named below.

                                                                                       Expiration of
             Name                    Age             Position           Officer Since  Current Term
-----------------------------------  ---  ----------------------------  -------------  -------------
Jose Salim Mattar Junior...........   53  Executive President               1973            2003
Antonio Claudio Brandao Resende....   55  Executive Vice President          1973            2003
                                          and Management Officer
Eugenio Pacelli Mattar.............   49  Executive Vice President          1973            2003
                                          and Fleet Management
                                          Officer
Flavio Brandao Resende.............   48  Executive Vice President          1973            2003
                                          and Car Rental Officer
Roberto Antonio Mendes.............   50  Chief Financial Officer and       1998            2003
                                          Executive Officer of
                                          Investor Relations

     Flavio Brandao Resende. Mr. Flavio Brandao Resende is a member of Localiza's executive committee, an Executive Vice President of Localiza, Car Rental Officer, and vice-president to System, Total Fleet and Prime. He graduated from Escola de Engenharia Kennedy in 1980 with a degree in Civil Engineering. He is one of Localiza's founding partners and is also a partner of Radio Beep Telecomunicacoes Ltda., Datapage Telecomunicacoes e Informatica Ltda and Semax Equipamentos de Protecao Ltda.

     Roberto Antonio Mendes. Mr. Roberto Antonio Mendes is a member of our executive committee. He graduated from Universidade Federal de Minas Gerais with a degree in Business Administration and Accounting. He began his professional career in 1971 as an auditor for PricewaterhouseCoopers S/C, and acted as Controller to both Grupo Vale do Rio Doce and Grupo Mendes Junior. He has worked at Localiza for 17 years and is currently our Chief Financial and Investors Relations Officer.

     For a biography of Jose Salim Mattar Junior, Antonio Claudio Brandao Resende and Eugenio Pacelli Mattar. See --Board of Directors.

  Total Fleet

     Total Fleet is a sociedade anonima. Under Brazilian law, as a sociedade anonima that is privately owned and does not have publicly issued shares, Total Fleet is not required to have, and currently does not maintain, a board of directors. The company is managed by its executive committee, which consists of four members.

     The executive committee meets at such times as it may determine from time to time, and is responsible for determining general guidelines and policies for Total Fleet's business.

     Under Total Fleet's by-laws, the executive committee must have from four to eight members, as determined by a vote of the equity holders. Members are elected for one-year terms at the annual general meeting of equity holders and can be successively re-elected. They are subject to removal by the equity holders at any time.

     As of May 31, 2002, the executive committee of Total Fleet was composed of the individuals named below.

                                                                                  Expiration of
                  Name                       Age      Position      Member Since  Current Term
-------------------------------------------  ---  ----------------  ------------  -------------
Jose Salim Mattar Junior...................   53    President           1997          2003
Antonio Claudio Brandao Resende............   55  Vice-President        1997          2003
Eugenio Pacelli Mattar.....................   49  Vice-President        1997          2003
Flavio Brandao Resende.....................   48  Vice-President        1997          2003

     For a biography of Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar and Flavio Brandao Resende.
See--Localiza--Board of Directors and--Executive Committee.

  System

     System is a sociedade por quotas de responsabilidade limitada, or limitada. Limitadas are governed by Decree No. 3708 of January 10, 1919, and are similar to limited liability companies, limited partnerships, and closely-held companies under English and United States laws. After January 10, 2003, limitadas shall be governed by the new provisions of the Brazilian Civil Code (Law No. 10,406 dated January 10, 2002). Under Brazilian law, as a limitada, System is not required to have, and currently does not maintain, a board of directors. Pursuant to its articles of association, System is managed by five officers.

     The officers meet at such times as they may determine, and are responsible for determining general guidelines and policies for the business and for the day-to-day management of System. The officers' duties include overseeing compliance with applicable law and the decisions adopted at meetings of equity holders, directing System's business and activities, and preparing the annual budget and monitoring its implementation.

     Under its articles of association, System must be run by five officers, elected by a vote of the equity holders. Officers are elected for indefinite terms and are subject to removal by the equity holders at any time.

     As of May 31, 2002, the following individuals were officers of System.

                                                                                   Expiration of
                  Name                       Age      Position      Officer Since  Current Term
-------------------------------------------  ---  ----------------  -------------  -------------
Jose Salim Mattar Junior...................   53     President         1983          indefinite
Antonio Claudio Brandao Resende............   55   Vice-President      1983          indefinite
Eugenio Pacelli Mattar.....................   49   Vice-President      1983          indefinite
Flavio Brandao Resende.....................   48   Vice-President      1983          indefinite
Aristides Luciano de Azevedo Newton........   57   Vice-President      1983          indefinite

     For a biography of Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Flavio Brandao Resende and Aristides Luciano de Azevedo Newton. See --Localiza --Board of Directors and --Executive Committee.

  Prime

     Prime is a limitada and as such is not required to have, and currently does not maintain, a board of directors. Pursuant to its articles of association, Prime is managed by four officers.

     The officers meet at such times as they may determine, and are responsible for determining general guidelines and policies for the business and for the day-to-day management of Prime. The officers' duties include overseeing compliance with applicable law and the decisions adopted at meetings of equity holders, directing Prime's business and activities, and preparing the annual budget and monitoring its implementation.

     Under its articles of association, the company must be run by four officers, as determined by a vote of the equity holders. Officers are elected for indefinite terms and are subject to removal by the equity holders at any time.

     As of May 31, 2002, the following individuals were officers of Prime.

                                                                                   Expiration of
                  Name                       Age      Position      Officer Since  Current Term
-------------------------------------------  ---  ----------------  -------------  -------------
Jose Salim Mattar Junior...................   53     President         1998          indefinite
Antonio Claudio Brandao Resende............   55   Vice-President      1998          indefinite
Eugenio Pacelli Mattar.....................   49   Vice-President      1998          indefinite
Flavio Brandao Resende.....................   48   Vice-President      1998          indefinite

     For a biography of Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar and Flavio Brandao Resende.
See--Localiza--Board of Directors and--Executive Committee.

  MFA

     MFA is managed by Localiza, System and an executive committee, or Directorio. MFA does not maintain a board of directors, or consejo de administracion. The executive committee is responsible for both the day-to-day management of MFA and the implementation of the general guidelines and policies established by Localiza and System. The executive committee consists of one to three officers, or directores titulares, and one substitute officer, or director suplente, that are elected by the shareholders and can be reelected at the will of the shareholders. The mandated term for each officer is three years, and may be extended up until the day of an officer's reelection or when the term of a replacement officer begins.

     As of May 31, 2002, the executive committee was composed of the individuals named below.

                                                                                     Expiration of
                  Name                       Age        Position      Officer Since  Current Term
-------------------------------------------  ---  ------------------  -------------  -------------

Leonardo Federici Guedes...................   40       President         2002            2005
Aristides Luciano de Azevedo Newton........   57  Substitute Officer     1999            2002

     Leonardo Federici Guedes. Mr. Guedes joined the board of MFA in 2002. From 1992 to 2002, Mr. Guedes served System in various position, including general manager for Argentina. Previously, he worked from Harnischfeger do Brasil Ltda. as supervisor of international operations. Mr. Guedes received a degree in Aeronautical Engineering from the Federal University of Minas Gerais.

     For a biography of Aristides Luciano de Azevedo Newton. See-- Localiza-- Board of Directors.

  Family Relationships

     Jose Salim Mattar Junior and Eugenio Pacelli Mattar are brothers. Antonio Claudio Brandao Resende and Flavio Brandao Resende are brothers.

B.   Compensation

     General

     For the year ended December 31, 2001, the aggregate compensation we paid to members of our boards of directors and executive committees, as well as the officers named above, for services in all capacities, was approximately R$4.2 million (equivalent to approximately US$1.8 million using the exchange rate of R$2.3204 per US$1.00, the commercial selling rate reported by the Central Bank on December 31, 2001).

     We have not set aside or accrued any amounts for pension, retirement or similar benefits for our boards of directors or executive officers.

     We have entered into management contracts with our senior managers. These contracts contain specific objectives and goals which are agreed upon between us and the relevant employee each year, and determine the employee's eligibility for incentive compensation. Management incentives are based primarily upon the financial results of the specific operation managed. As of May 31, 2002, we had 172 management contracts with our employees distributed among us as follows:

     o    128 with Localiza employees;

     o    30 with Total Fleet employees;

     o    3 with System employees; and

     o    11 with Prime employees.

     In 2001, bonuses paid to our employees totaled R$4 million (equivalent to approximately US$1.7 million using the exchange rate of R$2.3204 per US$1.00, the commercial selling rate reported by the Central Bank on December 31, 2001).

     All of our employees participate in a performance-based compensation plan pursuant to which a portion of each employee's compensation is a function of our overall profitability. In addition, we provide a range of benefits to our employees, including health insurance and food vouchers.

     We pay bonuses based on profits to employees according to their position and performance evaluations.

     According to Brazilian labor legislation, employees dismissed without cause are entitled to an additional payment equivalent to 40% of the outstanding balance in their severance indemnity fund, known as FGTS, at dismissal date.

     Stock Option Plan

     We sponsor a stock option plan, or plano de opcao de compra de acoes, which grants our employees the option to purchase our stock at prices which are determined each year. The options were granted in four installments in the four years ended December 2001, and each installment is exercisable within four years from the grant date, 25% of the installment per year.

     In 2001, 36 employees participated in this plan, compared to 40 in 2000.

     The following table summarizes the status of our stock option plan:

                                                   Year Ended December 31,
                               ----------------------------------------------------------------------
                                        1999                    2000                   2001
                               -----------------------  ----------------------  ---------------------
                                           Weighted                Weighted               Weighted
                               Shares   Average Price   Shares   Average Price  Shares  Average Price
                               -------  --------------  -------  -------------  ------- -------------
Beginning of year............  133,000      R$10.00     272,250     R$13.78     407,705    R$15.31
Granted......................  156,000        17.00     156,000       18.00     154,500      21.50
Exercised....................        -            -           -           -           -          -
Forfeited....................  (16,750)       13.78     (20,500)      15.31     (34,250)     17.01
                               -------      -------     -------     -------     -------    -------
End of year..................  272,250      R$13.78     407,750     R$15.31     528,000    R$17.01
                               =======      =======     =======     =======     =======    =======

     As of December 31, 2001, no options had been exercised.

     As allowed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", we elected to continue to measure cost for our stock option plan using the intrinsic value based method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Entities which continue to apply APB Opinion No. 25 on employee stock options granted on or after January 1996 must provide pro forma disclosures of net income, as if the fair value method of accounting had been applied. Under this method, cost is measured at the grant date based on the fair value of the employee stock option and is recognized ratably over the service period of the option, which is usually the vesting period. For all periods presented, fair value of the stock did not exceed the exercise prices of the options and consequently, no compensation expense was recorded. Additionally, the pro forma disclosures required by SFAS No. 123 have not been presented as the effect of measuring compensation expense under SFAS No. 123 was immaterial for all periods presented.

C.   Board Practices

     Localiza is managed by its board of directors, or conselho de administracao, and its executive committee, or diretoria executiva.

     Board of Directors

     Localiza's board of directors meets at such times as may be determined from time to time by the board of directors (or the chairman of the board of directors in absence of a determination by the board of directors), but at least every three months, and is responsible for determining general guidelines and policies for Localiza's business, appointing, supervising and monitoring the activities of the executive officers, appointing independent auditors and implementing and supervising internal audits.

     Under Localiza's by-laws, the board of directors must have nine members. Board members are elected for one-year terms at the annual general meeting of shareholders and can be successively re-elected. They are subject to removal by the shareholders at any time. Members of the board of directors must own at least one of Localiza's shares. Neither Localiza nor any of its subsidiaries maintains any services contracts with any members of the board of directors providing for benefits upon termination of their functions as board members.

     Executive Committee

     Localiza's executive committee is responsible for the company's day-to-day management and implementation of the general guidelines and policies established by the board of directors. The executive committee's duties include overseeing compliance with applicable law and with the decisions adopted at meetings of shareholders, directors and executive officers, managing Localiza's business and activities, preparing the annual budget and monitoring its implementation after approval by the board of directors.

     Under Localiza's by-laws, the board of directors appoints five executive officers to form the executive committee. Members of the executive committee must be residents of Brazil, are appointed to one-year terms and can be successively reappointed. They are subject to removal at any time by the board of directors.

     Audit Committee

     Under the Brazilian Corporation Law and its by-laws, Localiza is not required to, and currently does not, maintain a permanent audit committee.

D.   Employees

     The table below shows the number of employees at December 31, 1999, 2000 and 2001, distributed among our divisions as follows:

                                         At December 31,
                                 -----------------------------
                                  1999      2000        2001
                                 ------    ------      ------
Car rental................         591       704         790
Fleet management..........          72        79          83
Used car sales............          62        59          92
Franchising...............          35        35          26
Administrative............          77        74          77
                                   ---       ---       -----
     Total................         837       951       1,068
                                   ===       ===       =====

     We hire independent contractors to perform certain non-core activities, such as fleet maintenance, fueling, car washing, cleaning, security and chauffeuring.

     All of our employees are represented by unions, including the Federacoes do Comercio, the Sindicatos dos Agentes Autonomos no Comercio, and the Confederacao dos Trabalhadores no Comercio. We have never experienced a labor strike and we believe that our relationships with our employees and with the unions are good.

E.   Share Ownership

     Each member of Localiza's board of directors owns one of its shares, as required by the Brazilian Corporation Law. Some members of Localiza's board of directors own more shares in Localiza through their participation in holding companies. See Item 7. Major Shareholders and Related Party Transactions.

     Aristides Luciano de Azevedo Newton, who is a vice-president of System and a substitute officer of MFA, holds a 7.5% interest in System, and, indirectly, a 7.5% interest in MFA.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     Localiza

     The table below sets forth information regarding Localiza's ownership by each person who we know to be the beneficial owner of more than 5% of Localiza's common shares and by directors and officers as a group as of May 31, 2002.

                                                         Number of     Percentage of
                                                       Common Shares   Common Shares
                                                       -------------   -------------
Jose Salim Mattar Junior...........................      3,071,997        20.00%
Antonio Claudio Brandao Resende....................      3,071,997        20.00
Flavio Brandao Resende.............................      2,047,998        13.33
Eugenio Pacelli Mattar.............................      2,047,999        13.33
CSFB...............................................      5,120,000        33.34
Directors and executive officers as a group........              9         0.00
                                                        ----------       ------
         Total.....................................     15,360,000       100.00%
                                                        ==========       ======

     Shareholders' Agreement

     Localiza's shareholders are parties to an agreement entered into on March 10, 1997 which includes, among other provisions:

     o an agreement entitling affiliates of Localiza's founders (Jose Salim Mattar Junior, Eugenio Pacelli Mattar, Antonio Claudio Brandao Resende and Flavio Brandao Resende) to appoint seven members of the board of directors and affiliates of CSFB to appoint two members of the board of directors, subject to adjustment based on changes in the respective ownership percentages of these shareholders;

     o an agreement granting CSFB the right to veto certain significant actions provided that CSFB continues to hold at least a minimum percentage of our equity;

     o an agreement restricting the ability of Localiza's founders and CSFB to transfer their respective common shares;

     o reciprocal rights to participate in certain transfers of common shares by Localiza's founders and CSFB;

     o an agreement requiring Localiza, after the fourth anniversary of the agreement and subject to certain other conditions, at the option of CSFB, to take all action necessary to facilitate a public offering of the shares held by CSFB;

     o an agreement requiring Localiza to establish an American Depositary Receipt program;

     o an agreement requiring Localiza's founders to participate, subject to certain conditions, at the option of CSFB, in a sale of all of Localiza's outstanding common shares; and

     o an agreement granting Localiza's founders and CSFB the right to convert their respective common shares into preferred shares.

     Subsidiary Guarantors

     The table below sets forth information regarding beneficial ownership of each subsidiary guarantor.
                                            Percentage Owned By
                                      ----------------------------------
                                                            Directors of
                                      Localiza    System      Localiza
                                      --------    ------    ------------
Total Fleet.................           100.00%      --           --
System......................            92.50%      --          7.5%
Prime.......................            99.99%     0.01%         --
MFA.........................               --    100.00%         --

B.   Related Party Transactions

     Aristides Luciano de Azevedo Newton entered into a loan agreement with System on September 28, 1999. The interest rate on the loan is on par with the Brazilian market interest rate and is determined using the monthly market interest rate of the Indice do Certificado de Deposito Interbancario, or CDI. In December 2001, CDI's monthly money market interest rate was 1.39% and in May 2002, CDI's interest rate was 1.41%. Based on these interest rates, the total amount of Mr. Newton's loan was R$93 thousand at December 31, 2001 and R$86 thousand at May 31, 2002.

C.   Interests of Expert and Counsel

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

     For our financial statements, and notes thereto, see Item 18. Financial Statements.

     Dividends and Distributions

     In accordance with the Brazilian Corporation Law, Localiza's by-laws require that its shareholders be paid a minimum annual dividend of 25% of adjusted net profits. However, upon the vote of 100% of the shareholders present at a general meeting, such shareholders can declare a lower dividend or decide not to declare dividends. In addition, upon the recommendation of the board of directors that the payment of a dividend in respect of any period would be inadvisable due to our financial situation, the payment of the minimum dividend in respect of such period is not mandatory. In such case, the adjusted net profits which were not distributed for this reason are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as soon as our financial situation permits it.

     Legal Proceedings

     We are party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We believe that these actions, if decided adversely to us, would not have a material adverse effect on our business, financial condition or results of operations. Reserves have been established in connection with certain of these matters. There are no material legal or administrative proceedings pending against us with respect to any environmental matters.

     We are party to several labor claims related principally to the payment of overtime and related social security charges. Our management, based on the opinion of legal counsel, believes that the recorded accrual for these claims is sufficient to cover possible losses. See note 18 to the Localiza financial statements.

B.   Significant Changes

     None.

ITEM 9. THE OFFER AND LISTING

A.   Offer and Listing Details

     Not applicable.

B.   Plan of Distribution

     Not applicable.

C.   Markets

     The Notes currently are traded in the over-the-counter market. The Notes are not listed on any securities exchange, nor are they quoted through any automated quotation system. There can be no assurance that an active market for the Notes will develop or as to the liquidity of any such market. There are currently US$73.9 million of Notes held by non- affiliates of Localiza.

D.   Selling Shareholders

     Not applicable.

E.   Dilution

     Not applicable.

F.   Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   Share Capital

     Not applicable.

B.   Memorandum and Articles of Association

     Localiza

     Localiza is registered with the Board of Trade of the State of Minas Gerais under the number 3130001144-5. Pursuant to article 3 of Localiza's by-laws, Localiza's corporate purpose is the rental of cars, fleets of cars and their disposal at the end of their useful economic life and the exploitation and licensing of trademarks and franchises in Brazil and overseas.

     There are no provisions in Localiza's by-laws with respect to:

     o a director's power to vote on proposals in which the director is materially interested,

     o a director's power, in the absence of an independent quorum, to vote compensation to themselves or any members of the board of directors,

     o    borrowing powers exercisable by the directors,

     o    age limits for retirement of directors,

     o anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control, except for the preemptive rights mentioned below,

     o    redemption of shares,

     o    sinking funds, or

     o    liability to further capital calls by the company.

     Each of the nine members of the board of directors is required to own at least one of Localiza's shares.

     All documents relating to Localiza's formation must be filed at the commercial registry, and subsequently published in the Official Gazette and in another widely circulated newspaper published where Localiza has its principal place of business. Under Brazilian Corporation Law, Localiza is not required to disclose information on share ownership, and Localiza's by-laws do not have a provision on the disclosure of share ownership.

     Voting Rights

     Each common share entitles its holder to one vote at shareholders' meetings.

     Shareholders' Meetings

     Under the Brazilian Corporation Law, at a general meeting of shareholders, convened and held in accordance with such law and Localiza's by-laws, the shareholders are entitled to decide all matters relating to Localiza's purposes and to pass such resolutions as they deem necessary for Localiza's protection and development. Localiza's meetings of its shareholders must be held by April 30 of each year. In addition, special shareholders' meetings may be held as often as deemed necessary. General meetings are called by the chairman of Localiza's board of directors, as prescribed by the Brazilian Corporation Law, and are presided over by a shareholder elected by a majority of votes of those present. The chairperson presiding over the meeting appoints the secretary of the meeting. Localiza's shareholders may be represented at the general meeting by an attorney-in-fact, who must be a shareholder, one of Localiza's general officers or directors, or a lawyer. Compensation to directors is determined by shareholders at a shareholder meeting.

     Common Shares and Preferred Shares

     Localiza has 15,360,000 common registered shares, no par value per share.

     The issuance of preferred shares is subject to limits defined by the Brazilian Corporation Law. Currently, Localiza does not have preferred shares. Pursuant to Localiza's by-laws, any future preferred shares would not be convertible into common shares and would not have voting rights. Pursuant to Localiza's by-laws, holders of future preferred shares would be entitled to (a) a minimum annual non-cumulative preferential dividend equal to R$0.01 per share, (b) priority in the reimbursement of the corporate capital, in case of liquidation, and (c) right to participate in capital increases derived from capitalization of profits or reserves in the same conditions as holders of common shares. Preferred shares would acquire voting rights, however, if Localiza does not pay the minimum preferential dividend for three consecutive years. In this case, voting rights for preferred shares would continue until the payment of non-cumulative dividends is made.

     There are no restrictions under Brazilian law or Localiza's by-laws limiting the rights of non-residents or non-Brazilian shareholders to hold or exercise voting rights on Localiza's shares.

     Preemptive Rights

     Localiza's by-laws do not have provisions regarding shareholders' preemptive rights. Under Brazilian Corporation Law, however, each of Localiza's shareholders has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in Localiza's total capital. Localiza shall observe a minimum period of 30 days following the publication of the capital increase notice, for the exercise of the preemptive right by its shareholders.

     Total Fleet

     Total Fleet is a sociedade anonima registered with the Board of Trade of the State of Minas Gerais under the number 3130001301-4. Pursuant to article 3 of Total Fleet's by-laws, Total Fleet's corporate purpose is the rental and/or management of fleets of cars. Total Fleet is managed by an executive committee composed of a minimum of four members and a maximum of eight members.

     There are no provisions in Total Fleet's by-laws with respect to:

     o an executive officer's power to vote on a proposal, arrangement or contract in which the executive officer is materially interested,

     o an executive officer's power, in the absence of an independent quorum, to vote compensation to themselves or any members of the executive committee,

     o    borrowing powers exercisable by the executive officers,

     o the number of shares required for an executive officer's qualification,

     o    age limits for retirement of executive officers,

     o anti-takeover mechanism or other procedures designed to delay, defer or prevent changes in Prime's control, except for the preemptive rights mentioned below,

     o    redemption of shares,

     o    sinking funds, or

     o    liability to further capital calls by the company.

     All documents relating to Total Fleet's formation must be filed at the commercial registry, and subsequently published in the Official Gazette and in another widely circulated newspaper published where Total Fleet has its principal place of business. Under Brazilian law, Total Fleet is not required to disclose information on share ownership, and Total Fleet's by-laws do not have a provision on the disclosure of share ownership.

     Voting Rights

     Each common share entitles its holder to one vote at a shareholders' meeting.

     There are no restrictions under Brazilian law or Total Fleet's by-laws limiting the rights of non-residents or non- Brazilian shareholders to hold or exercise voting rights on Total Fleet's shares.

     Shareholders' Meetings

     Under the Brazilian Corporation Law, at a general meeting of shareholders, convened and held in accordance with such law and Total Fleet's by-laws, the shareholders are entitled to decide all matters relating to Total Fleet's purposes and to pass such resolutions as they deem necessary for Total Fleet's protection and development. Total Fleet's meetings of shareholders must be held by April 30 of each year. In addition, special shareholders' meeting may be held as often as deemed necessary. General meetings are called by Total Fleet's executive committee, as prescribed by the Brazilian Corporation Law, and are presided over by a shareholder elected by a majority of votes of those present. The chairperson presiding over the meeting appoints the secretary of the meeting. Total Fleet's shareholders may be represented at the general meeting by an attorney-in-fact, who must be a shareholder, one of the general officers, or a lawyer. Compensation to executive officers is determined by the shareholders at a shareholders' meeting.

     Common Shares and Preferred Shares

     Total Fleet has 109,630,000 common shares, no par value per share, and is a wholly-owned subsidiary of Localiza.

     Total Fleet does not have any preferred shares.

     Preemptive Rights

     Under Total Fleet's by-laws, current shareholders of Localiza have preemptive rights, in proportion to their current corporate participation, to:

     o acquire shares, if Localiza decides to sell all or some of Total Fleet's shares, and

     o subscribe for capital increases in Total Fleet, if Localiza decides to issue additional shares of Total Fleet to new shareholders.

     Total Fleet's by-laws do not have provisions regarding shareholders' preemptive rights. Under Brazilian Corporation Law, however, each of Total Fleet's shareholders has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in Total Fleet's total capital. Total Fleet shall observe a minimum period of 30 days following the publication of the capital increase notice, for the exercise of the preemptive right by its shareholders.

     System

     System is a limitada registered with the Civil Registry of Legal Entities, or Cartorio de Registro Civil das Pessoas Juridicas of the city of Belo Horizonte, in the State of Minas Gerais, under the number 58.475. Pursuant to article 3 of System's articles of association, System's corporate purpose is to manage the franchising business of Localiza.

     There are no provisions in System's articles of association with respect to:

     o an executive officer's power to vote on a proposal, arrangement or contract in which the executive officer is materially interested,

     o    borrowing powers exercisable by the executive officers,

     o the number of quotas required for an executive officer's qualification,

     o    age limits for retirement of executive officers,

     o anti-takeover mechanism or other procedures designed to delay, defer or prevent changes in System's control, except for the preemptive rights of quotaholders mentioned below,

     o    redemption of quotas,

     o    sinking funds, or

     o    liability to further capital calls by the company.

     All documents relating to the formation of System must be filed with the Civil Registry of Legal Entities. Under Brazilian law, System does not need to publish its accounts, amendments to its articles of association, or other corporate documents. Notwithstanding, System's articles of association are public, since third parties may obtain copies from the Civil Registry of Legal Entities.

     Voting Rights

     Each quota entitles the holder thereof to one vote at a meeting of quotaholders. Holders of quotas in the company are considered partners.

     Compensation

     System's executive officers are the company's founding partners. As such, the executive officers determine their monthly compensation in accordance with the company's economic situation.

     Quotaholders' Meetings

     System is managed by an executive committee. The members of this committee are responsible for the administrative duties of operating System, and are required to be residents of Brazil. System's officers, in groups of two and by written proxy, can transfer their administrative duties to representatives.

     Under System's articles of association, there are no required annual meetings of System's partners.

     Quotas

     As a limitada, System's corporate capital is divided into quotas. System has 1,115,540 quotas, par value R$1.00 per quota. The quotas may not be assigned, sold, nor transferred to anyone outside of System, for any reason, without a written notice of agreement among all remaining partners.

     If a partner wants to withdraw from System, the partner must provide written notice of intent to the remaining partners 60 days prior to the intended date of withdrawal.

     In the event of the death of a partner, the spouse or heir of the deceased's estate will take over all of the quotas of the deceased partner.

     There are no restrictions under Brazilian law or System's articles of association limiting the rights of non-residents or non-Brazilian partners to hold or exercise voting rights on System's quotas.

     Preemptive Rights

     Before quotas are transferred outside of the company, System's articles of association give existing partners a preference with respect to such quotas. These quotas will be negotiated among the remaining partners of the company in a way that allows for the existing current ratios of ownership to be maintained.

     Profits

     Each year System's profits, if any, will be calculated in accordance with the year-ended financial statements, and distributed to the partners and/or capitalized in accordance to the same percentage ratio of each partner in the capital stock. The partners may determine whether there will be any interim financial statements, and distribute profits in accordance with those interim statements.

     System's profits may be partially or totally distributed, and not pro-rated by the participation in the capital stock, by unanimous deliberation of the partners.

     Prime

     Prime is a limitada registered with the Civil Registry of Legal Entities, or Cartorio de Registro Civil das Pessoas Juridicas of the city of Belo Horizonte, in the State of Minas Gerais, under the number 99.783. Pursuant to article 3 of Prime's articles of association, Prime's corporate purpose is to deal with the intermediation of used car sales and related services.

     There are no provisions in Prime's articles of association with respect to:

     o an executive officer's power to vote on a proposal, arrangement or contract in which the executive officer is materially interested,

     o    borrowing powers exercisable by the executive officers,

     o the number of quotas required for an executive officer's qualification,

     o    age limits for retirement of executive officers,

     o anti-takeover mechanism or other procedures designed to delay, defer or prevent changes in Prime's control, except for the preemptive rights of the quotaholders mentioned below,

     o    redemption of quotas,

     o    sinking funds, or

     o    liability to further capital calls by the company.

     All documents relating to the formation of Prime must be filed with the Civil Registry of Legal Entities. Under Brazilian law, Prime does not need to publish its accounts, amendments to its articles of association, or other corporate documents. Notwithstanding, Prime's articles of association are public, since third parties may obtain copies from the Civil Registry of Legal Entities.

     Voting Rights

     Each quota entitles the holder thereof to one vote at a quotaholders' meeting. Holders of quotas in the company are considered partners. Partners of at least 75% of capital stock will constitute the required minimum quorum needed to make any alterations to Prime's capital stock.

     Compensation

     Prime's executive officers are the company's founding partners. As such, the executive officers determine their monthly compensation in accordance with the company's economic situation.

     Quotaholders' Meetings

     Prime is managed by an executive committee. The members of this committee are responsible for the administrative duties of operating Prime, and are required to be residents of Brazil. Executive officers, in groups of two and by written proxy, can transfer their administrative duties to representatives.

     Under Prime's articles of association, there are no required annual meetings of Prime's partners. However, in the event of any contingent cases not covered in the articles of association, Prime's partners holding a majority of the capital will deliberate such cases at meetings called specifically for such purpose with no less than 24 hours' notice.

     Quotas

     As a limitada, Prime's corporate capital is divided into quotas. Prime has 15,000 quotas, par value R$10.00 per quota. Prime's quotas may not be assigned, sold, nor transferred to anyone outside of Prime, for any reason, without the express agreement of the majority of the quotaholders.

     If a partner wants to withdraw from Prime, the partner must provide written notice of intent to the remaining partners 60 days prior to the intended date of withdrawal.

     There are no restrictions under Brazilian law or Prime's articles of association limiting the rights of non-residents or non-Brazilian partners to hold or exercise voting rights on Prime's quotas.

     Preemptive Rights

     Before quotas are transferred outside of the company, Prime's articles of association give existing partners a preference with respect to such quotas. These quotas will be negotiated among the remaining partners of the company in a way that allows for the existing current ratios of ownership to be maintained.

     Under Prime's articles of association, System, which is one of Prime's quotaholders, has waived its subscription rights to new quotas in Prime.

     Profits

     Each year Prime's profits, if any, will be calculated in accordance with the year-ended financial statements, and distributed to the partners and/or capitalized in accordance to the same percentage ratio of each partner in the capital stock. The partners may determine whether there will be any interim financial statements, and distribute profits in accordance with those interim statements.

     MFA

     MFA is registered with the Argentine public register of commerce under the number 943 Book III File A. Pursuant to article 3 of MFA's by-laws, its corporate purpose is:

     o to sublicense to third parties the right to use Localiza's brand name, or any other brand name that may replace or supplement it in the future, for the purpose of operating the business of leasing automobiles, along with related services,

     o to manage Localiza's brand name through the collection of bonuses, commissions, fees, customs tariffs, funds or any other type of compensation, including the sale of printed materials,

     o to transfer technology and know-how through training programs and to supply manuals and other materials in connection with its sub-licensing activities, and

     o    to carry out activities related to the above.

     There are no provisions in MFA's by-laws with respect to:

     o an officer's power to vote on a proposal, arrangement or contract in which the officer is materially interested,

     o an officer's power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body,

     o    borrowing powers exercisable by the officers,

     o    the number of shares required for an officer's qualification,

     o    age limits for retirements of officers,

     o anti-takeover mechanism or other procedures designed to delay, defer or prevent changes in MFA's control,

     o    redemption of shares,

     o    sinking funds, or

     o    liability to further capital calls by the company.

     Voting Rights

     Each common share entitles the holder thereof to one vote at the shareholders' meetings.

     Shareholders' Meetings

     MFA is required to hold a general meeting of shareholder in each fiscal year to consider the matters outlined in Article 234 of Argentina's Business Companies Law, including:

     o approval of MFA's financial statements and general performance of the officers for the preceding fiscal year,

     o    election, removal and remuneration of officers, and

     o    allocation of profits.

     Matters which may be considered at shareholders' ordinary meetings include consideration of the responsibilities of the officers, as well as capital increases and the issuance of negotiable debentures. In addition, extraordinary shareholders' meetings may be called at any time to consider matters beyond the scope of the general meeting, including amendments to the by-laws, issuances of certain securities that permit profit sharing, anticipated dissolution, merger and transformation from one type of company to another. Shareholders' meetings may be convened by the executive committee.

     Shareholders' meeting are called by publication at least ten days before the date of the meeting, in the Official Gazette of the Republic of Argentina and in a widely circulated newspaper in Argentina at least ten days prior to the meeting. In order to attend a meeting, shareholders must submit proper evidence of their book-entry shares held at an authorized institution.

     Common Shares and Preferred Shares

     MFA has 197,000 common shares, par value P$1.00 per share. Currently, MFA does not have any preferred shares.

     There are no restrictions under Argentine law or MFA's by-laws limiting the rights of non-residents or non-Brazilian shareholders to hold or exercise voting rights on MFA's shares.

     Preemptive Rights

     MFA's common shares may be transferred to third parties only if MFA shareholders receive previous notification, including information regarding the conditions of sale, the price per share, the number of shares offered for sale, and the terms and methods of payment. Within 30 days from the receipt of notice of a shareholder's intent to sell, other MFA shareholders may exercise their preferential right to purchase the shares offered to third parties under the same conditions and price indicated by the selling shareholder. If the interested MFA shareholder deems the price set for the sale to be excessive, the interested shareholder may contest it within five days from receipt of the selling shareholder's notification.

C.   Material Contracts

     Acquisitions

     On June 12, 2001, we acquired Londrina Locadora Ltda., known as Londrina, a company located in Londrina, with operations in the cities of Londrina and Maringa, in the state of Parana, which was engaged in the car rental business, for approximately R$1.9 million. Londrina was spun off from Locadora Marajo Ltda. and merged into Localiza on June 30, 2001. See note 1(c) to the Localiza financial statements.

D.   Exchange Controls

     There are no restrictions on ownership of the Notes by individuals or legal entities domiciled outside Brazil.

     Brazilian law provides that whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance, the Brazilian Government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. The last occurrence of restrictions on the remittance of foreign capital was in 1989 when, for approximately six months until early 1990, the Brazilian Government froze all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank of Brazil in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Brazilian Government directives. There can be no assurance that similar measures will not be taken by the Brazilian Government in the future.

     The Brazilian Government currently restricts the ability of Brazilian and foreign persons or entities to convert Brazilian currency into U.S. dollars or other currencies other than in connection with certain authorized transactions. The issuance of the Notes has been authorized by, and is currently electronically registered with, the Central Bank of Brazil. The Central Bank of Brazil had issued a certificate of registration, which was later replaced by the electronic registration currently in place, authorizing each of the scheduled payments of principal at maturity and interest on the Notes. However, consent from the Central Bank of Brazil will be needed for (i) the payment of principal of, and premium, if any, and interest on the Notes upon acceleration of the Notes following an event of default, and (ii) payments in respect of the Notes upon certain optional redemption events or upon a repurchase of the Notes by us or our affiliates under certain circumstances or in the event of certain changes in Brazilian law relating to tax withholding. There can be no assurance that we will obtain the necessary consents from the Central Bank of Brazil for the remittance abroad of the foregoing payments.

     There can be no assurance that the Brazilian Government will not in the future (i) restrict, by limiting access to foreign currency or otherwise, the ability of Brazilian entities, such as Localiza, to repay foreign currency denominated indebtedness, such as the Notes, or (ii) require that any payments on indebtedness be made in Brazilian reais. The likelihood of the imposition of restrictions by the Brazilian Government may be affected by, among other factors, the extent of Brazil's foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the International Monetary Fund and political constraints to which Brazil may be subject. See Item 3. Key Information--Exchange Rates.

E.   Taxation

     Not applicable.

F.   Dividends and Paying Agents

     Not applicable.

G.   Statement by Experts

     Not applicable.

H.   Documents on Display

     Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279, and copies of all or any part of the annual report may be obtained from such offices upon payment of the fees prescribed by the SEC.

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and in accordance therewith, will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the public reference facilities of the SEC regional offices referred to above. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act prescribing the furnishing and content of proxy statements and periodic reports and from Section 16 of the Exchange Act relating to the short-swing profits reporting and liability.

     We will provide without charge to each person to whom this report is delivered, upon written or oral request, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements which will be prepared in accordance with U.S. GAAP, and a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written request for such copies should be directed to Localiza Rent a Car S.A., Av. Bernardo Monteiro, 1563 Funcionarios 30150-902- Belo Horizonte, Minas Gerais, Brazil,
Attention: Investor Relations Department. Telephone requests may be directed to 55-31-247-7040.

I.   Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The principal market risk to which we are exposed is the foreign currency exchange risk, which is a function of our long-term debt, which consists principally of the Notes, and is incurred primarily in connection with capital expenditures and repayment of short-term loans. Such foreign exchange risk derives principally from the incidence of U.S. dollar denominated obligations in our debt portfolio, compared to our revenues and operating expenses, which are principally real-denominated.

     We seek to reduce our currency exposure according to our perception of the economic situation. From time to time, when we have a net cash position, we may enter into financial derivatives and invest cash in U.S. dollar-linked instruments in order to reduce our exposure to currency fluctuations. As of December 31, 2001, our U.S. dollar- denominated debt, in the amount of R$203.0 million (including interest payable of R$4.3 million), was protected against currency devaluation by the following financial instruments:

     o    notes issued by the Federative Republic of Brazil; and

     o    swap transactions.

     Notes Issued by the Federative Republic of Brazil

     We have invested in U.S. dollar-denominated notes with a maturity of less than two years issued by the Federative Republic of Brazil in the amount of R$16.1 million (with interest at a per annum weighted average rate of 12.46%).

     Swap Transactions

     As of December 31, 2001, R$203.0 (including interest payable of R$4.3 million) million of our debt was denominated in U.S. dollars, while all our revenues were denominated in reais. Localiza and Total Fleet contracted swap transactions with major financial institutions in Brazil aiming at protecting its U.S. dollar denominated liabilities outstanding during the year ended December 31, 2001 against the devaluation of the real. The swaps' terms are as follows:

                                             Notional     Exchange                                   Unrealized
                                           Amount as of   rate at                                    loss as of
                   Date of     Maturity      December     contract      Bank's      Localiza's      December 31,
    Type          Contract       Date        31, 2001       date        Assets        Assets            2001
---------------- ----------   ----------   ------------  ---------   -----------  -------------    --------------
                                        (in thousands of (in reais                                (in thousands of
                                          U.S. dollars)   per U.S.                                      reais)
                                                          dollars)
                                                                                  Exchange rate
                                                                                   Variation +
                                                                      100% CDI        coupon
                 12/10/01 -   01/04/02 -                  2.2932 -        +        (- 15.00% -
Short term...... 12/21/01     05/15/02     US$11,715      2.5411      2.06% p.a.   26.00% p.a.)      R$     (89)

                                                                                  Exchange rate
                                                                                   Variation +
                                                                                      coupon
                 09/05/01 -                               2.5642 -                (9.30%- 9.80%
Long term....... 10/16/01     09/29/05        66,300      2.7400      100% CDI         p.a.)            (26,146)
                                           ---------                                                 ----------
Total...........                           US$78,015                                                 R$ (26,235)
                                           =========                                                 ==========

     The unrealized loss of R$89 thousand resulting from the short-term swaps was classified as other current liabilities in Localiza's financial statements. The unrealized loss has been determined based on the fair value of these swap transactions which was estimated based on discounting future contracted cash flow considering market rates, terms and conditions at each balance sheet date.

     Permitted Investment in Notes

     In October 1997, we issued the Notes, which have a fixed interest rate of 10.25% and which will mature on October 1, 2005. In 1998 and 1999, we repurchased part of the Notes corresponding to the principal amount of US$26.1 million corresponding to R$50.0 million in December 31, 2001.

     Tabular Presentation of Information Related to Market Risk Sensitive Instruments

     The table below presents information related to market risk sensitive instruments:

                                                                                                      Fair Value At
                                                                              Repurchased             December 31,
                            Rate    Currency   2002    2003    2004    2005     Portion      Total        2001
                           -------  --------  ------  ------  ------  ------  -----------    -----    -------------
                                           (amounts in millions of reais, unless otherwise mentioned)
Notes (principal)......    10.25%      US$       --     --       --    232.0      60.5       171.5        137.2
Short term loans.......     (0.5)%     US$     27.2     --       --       --        --        27.2         27.2
Swap transactions......       --       US$      0.1     --       --     26.1        --        26.2         26.2
                                               ----    ---     ----    -----      ----       -----        -----
                                               27.3     --       --    258.1      60.5       224.9        190.6
                                               ====    ===     ====    =====      ====       =====        =====


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

     The Registrants have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

     Reference is made to pages F-1 through F-101. The following financial statements are filed as part of this Form 20-F:

     Consolidated Financial Statements of Localiza Rent a Car S.A.:
           Report of Independent Public Accountants.........................F-2
           Consolidated Balance Sheets at December 31, 2000 and 2001........F-3
           Consolidated Statements of Comprehensive Income for the
                    Years Ended December 31, 1999, 2000 and 2001............F-5
           Consolidated Statements of Changes in Shareholders' Equity
                    and Comprehensive Income for the Years Ended
                    December 31, 1999, 2000 and 2001........................F-6
           Consolidated Statements of Cash Flows for the Years Ended
                    December 31, 1999, 2000 and 2001........................F-7
           Notes to the Consolidated Financial Statements...................F-9

     Consolidated Financial Statements of Total Fleet S.A.:
           Report of Independent Public Accountants.........................F-37
           Consolidated Balance Sheets at December 31, 2000 and 2001........F-38
           Consolidated Statements of Income for the Years Ended
                    December 31, 1999, 2000 and 2001........................F-40
           Consolidated Statements of Changes in Shareholders'
                    Equity for the Years Ended December 31, 1999,
                    2000 and 2001...........................................F-41
           Consolidated Statements of Cash Flows for the Years Ended
                    December 31, 1999, 2000 and 2001........................F-42
           Notes to the Consolidated Financial Statements...................F-44

     Financial Statements of Localiza System Ltda.:
           Report of Independent Public Accountants.........................F-60
           Balance Sheets at December 31, 2000 and 2001.....................F-61
           Statements of Income for the Years Ended December 31,
                    1999, 2000 and 2001.....................................F-63
           Statements of Changes in Quotaholders' Equity for the Years
                    Ended December 31, 1999, 2000 and 2001..................F-64
           Statements of Cash Flows for the Years Ended December 31,
                    1999, 2000 and 2001.....................................F-65
           Notes to the Financial Statements................................F-67

     Financial Statements of Prime Prestadora de Servicos S/C Ltda.:
           Report of Independent Public Accountants.........................F-83
           Balance Sheets at December 31, 2000 and 2001.....................F-84
           Statements of Operations for the Years Ended December 31,
                    1999, 2000 and 2001.....................................F-86
           Statements of Changes in Quotaholders' Equity for the
                    Years Ended December 31, 1999, 2000 and 2001............F-87
           Statements of Cash Flows for the Years Ended December 31,
                    1999, 2000 and 2001.....................................F-88
           Notes to the  Financial Statements...............................F-89

     Financial Statements of Localiza Master Franchisee Argentina S.A.:

           Report of Independent Public Accountants........................ F-99
           Balance Sheets at December 31, 2000 and 2001....................F-101
           Statements of Income for the Years Ended December 31, 2000
                    and 2001 and for the one-month period ended
                    December 31, 1999......................................F-103
           Statements of Changes in Shareholders' Equity for the
                    Years Ended December 31, 2000 and 2001 and for
                    the one-month period ended December 31, 1999...........F-104
           Statements of Cash Flows for the Years Ended December 31,
                    2000 and 2001 and for the one-month period ended
                    December 31, 1999......................................F-105
           Notes to the Financial Statements...............................F-107
           Report of Independent Public Accountants........................F-117
           Balance Sheets at December 31, 1999 and 2000 and
                     November 30, 1998 and 1999............................F-118
           Statements of Income for the Years Ended December 31,
                    2000, November 30, 1998 and 1999 and for the
                    one-month period ended December 31, 1999...............F-119
           Statements of Changes in Shareholders' Equity for the
                    Years Ended November 30, 1998 and 1999 and
                    December 31, 2000 and for the one-month period
                    ended December 31, 1999................................F-120
           Statements of Cash Flows for the Years Ended November 30,
                    1998 and 1999 and December 31, 2000 and for the
                    one-month period ended December 31, 1999...............F-121
           Notes to the Financial Statements...............................F-122


ITEM 19. EXHIBITS

1(a) Charter and bylaws of Localiza Rent A Car S.A., as amended (English translation)

1(b) Charter and bylaws of Total Fleet S.A., as amended (English translation)

1(c)       Charter and bylaws of Localiza System Ltda. (English translation)*

1(d) Charter and bylaws of Prime Prestadora de Servicos S/C Ltda., as amended (English translation)

1(e) Charter and bylaws of Localiza Master Franchisee Argentina S.A., as amended (English translation)*

4 Quota Purchase Agreement for Londrina Locadora Ltda. (English translation)*

8          List of significant subsidiaries

10 (a) Letter from MFA regarding certain representations given by Arthur Andersen

10 (b) Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001 (Localiza)

10 (c) Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001 (Total Fleet)

10 (d) Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001 (System)

10 (e) Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001 (Prime)

10 (f)     Consent of Arthur Andersen for the three years ended
           December 31, 2001 (MFA)

---------
* Incorporated by reference to Annual Report in Form 20-F for fiscal year ended December 31, 2000 (File No. 333-8128) filed with the SEC on June 30, 2001.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrants certify that they meet all of the requirements for filing on Form 20-F and have duly caused this annual report or amendment thereto to be signed on their behalf by the undersigned, thereunto duly authorized.

                                   LOZALIZA RENT A CAR S.A.


                                   By: /s/ Jose Salim Mattar Junior
                                       -----------------------------------------
                                       Name:  Jose Salim Mattar Junior
                                       Title: President

                                   By: /s/ Antonio Claudio Brandao Resende
                                       -----------------------------------------
                                       Name:  Antonio Claudio Brandao Resende
                                       Title: Vice President


                                   LOCALIZA SYSTEM LTDA.


                                   By: /s/ Jose Salim Mattar Junior
                                       -----------------------------------------
                                       Name:  Jose Salim Mattar Junior
                                       Title: President

                                   By: /s/ Antonio Claudio Brandao Resende
                                       -----------------------------------------
                                       Name:  Antonio Claudio Brandao Resende
                                       Title: Vice President


                                   TOTAL FLEET S.A.


                                   By: /s/ Jose Salim Mattar Junior
                                       -----------------------------------------
                                       Name:  Jose Salim Mattar Junior
                                       Title: President

                                   By: /s/ Antonio Claudio Brandao Resende
                                       -----------------------------------------
                                       Name:  Antonio Claudio Brandao Resende
                                       Title: Vice President


                                   PRIME PRESTADORA DE SERVICOS S/C LTDA.


                                   By: /s/ Jose Salim Mattar Junior
                                       -----------------------------------------
                                       Name:  Jose Salim Mattar Junior
                                       Title: President

                                   By: /s/ Antonio Claudio Brandao Resende
                                       -----------------------------------------
                                       Name:  Antonio Claudio Brandao Resende
                                       Title: Vice President

                                   LOCALIZA MASTER FRANCHISEE ARGENTINA
                                   S.A.


                                   By: /s/ Leonardo Federici Guedes
                                       ----------------------------------------
                                       Name: Leonardo Federici Guedes
                                       Title: President


                                   By: /s/ Aristides Luciano de Azevedo Newton
                                       ----------------------------------------
                                       Name: Aristides Luciano de Azevedo Newton
                                       Title: Substitute Officer


Dated: June 28, 2002

Localiza Rent a Car S.A.
and Subsidiaries


Consolidated Financial Statements Together with Report of Independent Public Accountants

Expressed in Brazilian reais

As of December 31, 2000 and 2001 and for the three years in the period ended December 31, 2001

Report of Independent Public Accountants

To the Shareholders and Board of Directors of

Localiza Rent a Car S.A.:


(1) We have audited the accompanying consolidated balance sheets of LOCALIZA RENT A CAR S.A. (a Brazilian corporation) and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of income and other comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, expressed in Brazilian reais. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

(2) We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3) As described in Note 30, the consolidated balance sheet as of December 31, 2000 and the related consolidated statements of income and other comprehensive income, changes in shareholders' equity and cash flows for the two years ended December 31, 2000 have been restated.

(4) In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Localiza Rent a Car S.A. and subsidiaries as of December 31, 2000 and 2001, the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

(5) Also, in our opinion, the amounts in the accompanying consolidated financial statements as of and for the year ended December 31, 2001, translated into U.S. dollars, have been computed on the basis set forth in Note 2(e).


/s/ DELOITTE TOUCHE TOHMATSU


Belo Horizonte, Brazil,
    June 3, 2002

                                            LOCALIZA RENT A CAR S.A.

                                                AND SUBSIDIARIES


                                          CONSOLIDATED BALANCE SHEETS

                                           DECEMBER 31, 2000 AND 2001

                           (Stated in thousands of Brazilian reais and U.S. dollars)


                                                  A S S E T S
                                                                                   December 31,
                                                                     -----------------------------------------
                                                                    (As restated)
                                                                     -----------
                                                                         2000           2001           2001
                                                                     -----------    -----------    -----------
                                                                          R$             R$             US$
                                                                     -----------    -----------    -----------
CURRENT ASSETS:
    Cash and cash equivalents                                             22,470         36,018         15,522
    Available for sale marketable securities, at fair value               43,496         16,082          6,931
    Accounts receivable, net                                              32,578         50,480         21,755
    Revenue-earning vehicles, net                                        167,805        229,848         99,055
    Deferred income and social contribution taxes                          3,380          3,093          1,333
    Other                                                                  9,972         11,061          4,767
                                                                     -----------    -----------    -----------
                                                                         279,701        346,582        149,363
                                                                     -----------    -----------    -----------
NONCURRENT ASSETS:
    Revenue-earning vehicles, net                                         85,320        102,935         44,361
    Escrow deposits                                                       15,626         17,620          7,593
    Deferred income and social contribution taxes                          7,053          9,263          3,992
    Compulsory loans                                                       2,063             83             36
    Other                                                                  1,980          2,170            935
                                                                     -----------    -----------    -----------
                                                                         112,042        132,071         56,917
                                                                     -----------    -----------    -----------

PROPERTY AND EQUIPMENT, NET                                                7,922         12,534          5,402
                                                                     -----------    -----------    -----------

GOODWILL                                                                   4,874          4,704          2,027
                                                                     -----------    -----------    -----------

                          Total assets                                   404,539        495,891        213,709
                                                                     ===========    ===========    ===========

     The accompanying notes are an integral part of these consolidated balance sheets.


                                            LOCALIZA RENT A CAR S.A.

                                                AND SUBSIDIARIES

                                          CONSOLIDATED BALANCE SHEETS

                                           DECEMBER 31, 2000 AND 2001

                           (Stated in thousands of Brazilian reais and U.S. dollars)


                      L I A B I L I T I E S   A N D   S H A R E H O L D E R S'   E Q U I T Y

                                                                           December 31,
                                                              --------------------------------------
                                                             (As restated)
                                                              ----------
                                                                 2000          2001           2001
                                                              ----------    ----------    ----------
                                                                  R$            R$            US$
                                                              ----------    ----------    ----------
CURRENT LIABILITIES:
    Loans and financing                                           32,713        27,195        11,720
    Interest payable on long-term debt                             3,662         4,345         1,873
    Accounts payable                                              18,484        24,318        10,480
    Payroll and related charges                                    7,447         8,685         3,743
    Income and social contribution taxes                           1,576           214            92
    Deferred income and social contribution taxes                    649         2,701         1,164
    Taxes, other than on income                                    3,462         1,396           602
    Advances from customers                                          472         3,089         1,331
    Other                                                            761           846           364
                                                              ----------    ----------    ----------
                                                                  69,226        72,789        31,369
                                                              ----------    ----------    ----------
NONCURRENT LIABILITIES:
    Long-term debt                                               144,504       171,478        73,900
    Reserve for contingencies                                     21,162        27,037        11,652
    Deferred income and social contribution taxes                  3,657         5,919         2,551
    Unrealized loss on derivatives                                     -        26,146        11,268
    Other                                                          1,841         1,344           579
                                                              ----------    ----------    ----------
                                                                 171,164       231,924        99,950
                                                              ----------    ----------    ----------

MINORITY INTEREST                                                     95            85            37
                                                              ----------    ----------    ----------

SHAREHOLDERS' EQUITY:
    Capital stock                                                117,523       122,923        52,975
    Accumulated earnings                                          46,156        67,784        29,212
    Cumulative other comprehensive income                            375           386           166
                                                              ----------    ----------    ----------
                                                                 164,054       191,093        82,353
                                                              ----------    ----------    ----------

          Total liabilities and shareholders' equity             404,539       495,891       213,709
                                                              ==========    ==========    ==========

               The accompanying notes are an integral part of these consolidated balance sheets.


                                                     LOCALIZA RENT A CAR S.A.

                                                         AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

                                       FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                    (Stated in thousands of Brazilian reais and U.S. dollars)


                                                                                       Year ended December 31,
                                                                     -----------------------------------------------------------
                                                                    (As restated)   (As restated)
                                                                     -----------     -----------
                                                                         1999            2000            2001            2001
                                                                     -----------     -----------     -----------     -----------
                                                                          R$              R$              R$              US$
                                                                     -----------     -----------     -----------     -----------
NET REVENUES:
    Car rental                                                            94,014         112,254         144,253          62,167
    Fleet management                                                      60,923         102,131         120,229          51,814
    Franchising                                                            5,038           6,402           5,056           2,179
    Used car sales                                                        84,702          89,287         150,907          65,035
                                                                     -----------     -----------     -----------     -----------
       Total net revenues                                                244,677         310,074         420,445         181,195
                                                                     -----------     -----------     -----------     -----------

EXPENSES AND COSTS:
    Direct operating                                                     (45,413)        (60,318)        (76,652)        (33,034)
    Cost of used car sales                                               (71,566)        (63,152)       (118,655)        (51,136)
    Taxes on revenues                                                    (10,563)        (13,990)        (17,795)         (7,669)
    Selling, general, administrative and other                           (31,674)        (38,087)        (52,845)        (22,774)
    Depreciation of vehicles                                             (31,099)        (49,803)        (43,995)        (18,960)
    Goodwill amortization                                                    (31)           (147)         (1,499)           (646)
    Other depreciation and amortization                                   (2,409)         (2,915)         (2,634)         (1,135)
                                                                     -----------     -----------     -----------     -----------
       Total operating expenses and costs                               (192,755)       (228,412)       (314,075)       (135,354)
                                                                     -----------     -----------     -----------     -----------
       Operating income                                                   51,922          81,662         106,370          45,841
                                                                     -----------     -----------     -----------     -----------

FINANCIAL EXPENSE, NET                                                   (25,091)        (19,900)        (50,464)        (21,748)
OTHER NONOPERATING INCOME (EXPENSE), NET                                    (192)           (118)          4,475           1,929
                                                                     -----------     -----------     -----------     -----------
       Income before taxes and minority interest                          26,639          61,644          60,381          26,022
                                                                     -----------     -----------     -----------     -----------

INCOME AND SOCIAL CONTRIBUTION TAXES:
    Current                                                               (2,096)        (16,439)        (14,107)         (6,080)
    Deferred                                                              (5,890)           (489)         (2,386)         (1,028)
                                                                     -----------     -----------     -----------     -----------
                                                                          (7,986)        (16,928)        (16,493)         (7,108)
                                                                     -----------     -----------     -----------     -----------
       Net income before minority interest                                18,653          44,716          43,888          18,914

MINORITY INTEREST                                                           (116)            (61)              -               -
                                                                     -----------     -----------     -----------     -----------
       Net income before extraordinary gain and cumulative
         effect of change in accounting principle                         18,537          44,655          43,888          18,914
Extraordinary gain, net                                                    1,394               -               -               -
Cumulative effect of a change in accounting principle, net                     -               -            (907)           (391)
                                                                     -----------     -----------     -----------     -----------
       Net income                                                         19,931          44,655          42,981          18,523
                                                                     ===========     ===========     ===========     ===========

OTHER COMPREHENSIVE INCOME:
    Total change in market value of marketable securities                    871           2,666          15,753           6,789
    Reclassification adjustment of realized gains                              -          (3,036)        (15,737)         (6,782)
                                                                     -----------     -----------     -----------     -----------
    Unrealized gains on marketable securities                                871            (370)             16               7
    Deferred income and social contribution taxes
       on unrealized gains                                                  (218)             92              (5)             (2)
                                                                     -----------     -----------     -----------     -----------
    Other comprehensive income                                               653            (278)             11               5
                                                                     -----------     -----------     -----------     -----------
       Comprehensive income                                               20,584          44,377          42,992          18,528
                                                                     ===========     ===========     ===========     ===========


                          The accompanying notes are an integral part of these consolidated statements.


                                            LOCALIZA RENT A CAR S.A.

                                                AND SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                    (Stated in thousands of Brazilian reais)

                                                                                  Cumulative
                                                                                     other
                                                    Capital       Accumulated    comprehensive
                                                     stock         earnings         income             Total
                                                 ------------    ------------     ------------     ------------
BALANCE DECEMBER 31, 1998 (As restated)               101,382          13,157                -          114,539
   Reclassification of retained earnings                  453            (453)               -                -
   Dividends paid (Note 21 b)                               -          (5,167)               -           (5,167)
   Interest on capital (Note 21 b)                          -          (5,256)               -           (5,256)
   Capital increase (Note 21 b)                         4,468               -                -            4,468
   Net income                                               -          19,931                -           19,931
   Other comprehensive income                               -               -              653              653
                                                 ------------    ------------     ------------     ------------
BALANCE DECEMBER 31, 1999 (As restated)               106,303          22,212              653          129,168
   Reclassification of retained earnings                   85             (85)               -                -
   Dividends paid (Note 21 b)                               -          (7,526)               -           (7,526)
   Interest on capital (Note 21 b)                          -         (13,100)               -          (13,100)
   Capital increase (Note 21 b)                        11,135               -                -           11,135
   Net income                                               -          44,655                -           44,655
   Other comprehensive income                               -               -             (278)            (278)
                                                 ------------    ------------     ------------     ------------
BALANCE DECEMBER 31, 2000 (As restated)               117,523          46,156              375          164,054
   Dividends paid (Note 21 b)                               -         (15,000)               -          (15,000)
   Interest on capital (Note 21 b)                          -          (6,353)               -           (6,353)
   Capital increase (Note 21 b)                         5,400               -                -            5,400
   Net income                                               -          42,981                -           42,981
   Other comprehensive income                               -               -               11               11
                                                 ------------    ------------     ------------     ------------
BALANCE DECEMBER 31, 2001                             122,923          67,784              386          191,093
                                                 ============    ============     ============     ============


                 The accompanying notes are an integral part of these consolidated statements.


                                                                                                                            Page 1/2

                                                      LOCALIZA RENT A CAR S.A.

                                                          AND SUBSIDIARIES


                                                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                      (Stated in thousands of Brazilian reais and U.S. dollars)


                                                                                        Year ended December 31,
                                                                    ---------------------------------------------------------------
                                                                   (As restated)    (As restated)
                                                                    ------------     ------------
                                                                         1999             2000             2001             2001
                                                                    ------------     ------------     ------------     ------------
                                                                          R$               R$               R$              US$
                                                                    ------------     ------------     ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                             19,931           44,655           42,981           18,523
   Non-cash adjustments-
       Depreciation and amortization (including goodwill)                 33,539           52,865           48,128           20,741
       Vehicles written off as a result of theft                             950            2,008            2,493            1,074
       Deferred taxes on income                                            6,572              397            2,391            1,030
       Reserve for contingencies                                           5,618            4,311            7,576            3,265
       Accrued interest expense                                           18,958           20,308           26,969           11,623
       Accrued interest income                                            (6,797)          (4,781)          (3,821)          (1,647)
       Foreign exchange loss, net                                         22,990            9,860           30,594           13,185
       Unrealized (gain) loss on derivatives (Note 19)                     1,309                -           26,235           11,306
       Realized gains on derivatives                                           -           (1,772)          (6,722)          (2,897)
       Realized gains on sale of marketable securities                         -           (3,036)         (15,737)          (6,782)
       Allowance for doubtful accounts                                      (354)             620            1,102              475
       Reversal of compulsory loans, net (Note 11)                           (54)           3,472              383              165
       Gain on sale of land                                                    -                -           (4,639)          (1,999)
       Other                                                                   -              730              282              122
                                                                    ------------     ------------     ------------     ------------
                                                                         102,662          129,637          158,215           68,184
                                                                    ------------     ------------     ------------     ------------
(Increase) decrease in assets:
       Accounts receivable                                                (1,418)         (14,434)         (19,741)          (8,507)
       Revenue-earning vehicles-
           New acquisitions                                             (160,268)        (186,129)        (247,527)        (106,674)
           Cost of used car sales                                         74,878           66,334          121,381           52,310
       Escrow deposits                                                    (4,898)          (1,633)          (1,858)            (801)
       Compulsory loans                                                        -                -            1,597              688
       Other                                                              (5,142)           2,751           10,817            4,662
                                                                    ------------     ------------     ------------     ------------
                                                                         (96,848)        (133,111)        (135,331)         (58,322)
                                                                    ------------     ------------     ------------     ------------
Increase (decrease) in liabilities:
       Accounts payable                                                   (5,543)          14,461            5,834            2,514
       Payroll and related charges                                         2,058            1,690            1,238              533
       Income and social contribution taxes                                  905              680           (1,362)            (587)
       Taxes, other than on income                                         1,027            1,218           (2,066)            (890)
       Advances from customers                                            (2,339)          (2,018)           2,617            1,128
       Reserve for contingencies                                          (4,826)          (1,390)          (2,224)            (958)
       Other                                                                 468              344             (425)            (183)
                                                                    ------------     ------------     ------------     ------------
                                                                          (8,250)          14,985            3,612            1,557
                                                                    ------------     ------------     ------------     ------------
Net cash provided by (used in) operating activities                       (2,436)          11,511           26,496           11,419
                                                                    ------------     ------------     ------------     ------------


                                                                                                                            Page 2/2


                                                                                 Year ended December 31,
                                                             ---------------------------------------------------------------
                                                             (As restated)    (As restated)
                                                             ------------     ------------     ------------     ------------
                                                                  1999             2000            2001             2001
                                                             ------------     ------------     ------------     ------------
                                                                   R$               R$              R$               US$
                                                             ------------     ------------     ------------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of marketable securities                            (93,617)         (40,246)         (16,738)          (7,213)
    Proceeds from sales of marketable securities                   73,771           50,920           61,365           26,446
    Additions to property and equipment                            (1,859)          (3,520)          (7,246)          (3,123)
    Acquisitions of former franchisees                                  -           (4,584)          (1,329)            (573)
                                                             ------------     ------------     ------------     ------------
Net cash provided by (used in) investing activities               (21,705)           2,570           36,052           15,537
                                                             ------------     ------------     ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Long-term debt-
       Repayments                                                 (23,246)         (18,455)         (24,967)         (10,760)
    Short-term loans-
       Proceeds                                                    16,425           81,583          113,837           49,059
       Repayments                                                 (13,630)         (52,254)        (121,917)         (52,541)
    Capital increase                                                4,468           11,135            5,400            2,327
    Dividends paid                                                 (5,167)          (7,526)         (15,000)          (6,464)
    Interest on capital                                            (5,256)         (13,100)          (6,353)          (2,738)
                                                             ------------     ------------     ------------     ------------
Net cash provided by (used in) financing activities               (26,406)           1,383          (49,000)         (21,117)
                                                             ------------     ------------     ------------     ------------

NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                              (50,547)          15,464           13,548            5,839

CASH AND CASH EQUIVALENTS AT BEGINNING
    OF YEAR                                                        57,553            7,006           22,470            9,683
                                                             ============     ============     ============     ============

CASH AND CASH EQUIVALENTS AT END OF
    YEAR                                                            7,006           22,470           36,018           15,522
                                                             ============     ============     ============     ============

Supplemental disclosures of cash flow information-

Cash paid during the year for:
    Interest                                                       19,054           18,871           27,542           11,870
    Income and social contribution taxes                            1,113           14,735           16,816            7,247
                                                             ------------     ------------     ------------     ------------
                                                                   20,167           33,606           44,358           19,117
                                                             ============     ============     ============     ============


                            The accompanying notes are an integral part of these consolidated statements.

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 2000 AND 2001

             (Amounts expressed in thousands of Brazilian reais and

                   U.S. dollars, unless otherwise indicated)


(1) THE COMPANY AND ITS OPERATIONS

     Localiza Rent a Car S.A. ("the Company" or "Localiza") is a Brazilian closely held corporation organized under the laws of Federative Republic of Brazil and is based in Belo Horizonte, State of Minas Gerais. The Company is controlled by four of its senior executives ("the Founders") and eleven Donaldson, Lufkin & Jenrette ("DLJ") funds, which have been managed by Credit Suisse First Boston ("CSFB") since August 2000.

     On March 26, 1997, DLJ entities acquired 33.33% of the common stock of the Company. On June 30, 1998, Localiza merged its holdings PAR-LIZA Ltda. and LIZA-PAR S.A. (the DLJ affiliates). See Note 1(a).

     As part of the Senior Notes program (Note 15), the Company was registered with the Securities and Exchange Commission in the United States of America, on March 10, 1998.

     The Company operates in four complementary businesses: car rental, fleet management, used car sales and franchising.

     The Company's international network, including the franchisees, as of December 31, 2001 comprised 346 (428 in 2000) locations in 246 (269 in 2000) cities (196 cities in Brazil and 50 elsewhere in 7 countries in Latin America). Out of the 266 (317 in 2000) Brazilian car rental locations, 69 (64 in 2000) were operated by the Company. The remaining locations in Brazil and all locations in other Latin America countries were operated by franchisees under contract with Localiza System Ltda. ("Localiza System"), a subsidiary of the Company. Localiza System charges royalty fees to franchisees in addition to reimbursement of advertising expenses incurred to promote Localiza's brand name and services.

     On December 31, 2001, the fleet was composed of 30,786 (27,092 in 2000) vehicles, of which approximately 24,579 (19,821 in 2000) were owned by the Company, including 12,300 (10,850 in 2000) vehicles from the fleet management segment, 5,713 (6,005 in 2000) were owned by Brazilian franchisees and the remaining owned by international franchisees. Localiza usually renews its car rental fleet after 12 months. A significant portion of the company-owned fleet is sold to final consumers through 14 (10 in 2000) used car sales locations in 14 (10 in 2000) major Brazilian cities.

     The fleet management business is operated by Total Fleet S.A. ("Total Fleet"), a wholly owned subsidiary of the Company. Total Fleet leases cars to corporations under contracts which can be canceled within 30 days advance notice and payment of charges equivalent to 30% to 50% of the remaining payments, depending on terms and renewal covenants. The lease period for new cars varies from 12 to 48 months with an average of 36 months.

     Fleet management maintenance and insurance costs are shared between the Company and the lessee in a proportion agreed by the parties (individually contracted).

     Total Fleet provides maintenance and technical assistance to its clients through a contracted service providers.

     (a) Merger of holding companies-

     In the Extraordinary General Shareholders' Meeting held on June 30, 1998, approval was given for the merger of PAR-LIZA Ltda. and LIZA-PAR S.A., which held 33.33% of the Company's capital stock.

     PAR-LIZA Ltda. and LIZA-PAR S.A. were holding companies with no operations and their assets were represented mainly by the investment in Localiza. DLJ funds received shares to substitute the ones that were previously held by the merged holding companies.

     The goodwill originally paid by the merged companies to acquire the investment in Localiza, in the amount of R$21,632 plus a R$40 premium generated in the merger was classified in deferred assets, under Brazilian GAAP, to be amortized during a 5-year period beginning in June, 1998 (the goodwill could not be recorded under U.S. GAAP, as the acquisition corresponded to 33.33% of the Capital). The Company can deduct the goodwill paid by DLJ for tax purposes in Brazil. This resulted in a tax benefit of R$7,152 that was recorded as an increase in shareholders' equity under U.S. GAAP. The Instruction CVM 349/00 has changed the amount accounted for statutory purposes, reducing the deferred value to the equivalent tax benefit.


     (b) New subsidiaries' operations-

     On January 1, 1999, Prime - Prestadora de Servicos S/C Ltda. ("Prime"), a subsidiary formed on November 16, 1998, initiated its operations rendering services to Total Fleet in the purchasing and selling intermediation of vehicles and accessories.

     On January 1, 1999, Total Fleet, a subsidiary formed on December 1, 1997, initiated its fleet management operations.

     On August 17, 1999, Localiza System acquired the remaining 60% interest in MFA - Localiza Master Franchisee Argentina S.A. ("MFA"). The amount paid for the remaining share was R$337, generating goodwill of R$667. The goodwill was being amortized over 5-year period, using the straight-line method from the acquisition date to 2001, when its balance, net of accumulated amortization, was totally written off due to the current economic situation in Argentina.


     (c) Acquisition and merger of franchisees-

     In the second semester of 2000, Localiza started to operate directly in areas formerly operated by franchisees of Santa Catarina State and in the cities of Uberlandia-Uberaba, Minas Gerais State. In June 2001, Localiza started to operate in the area formerly operated by its franchisee in the cities of Londrina-Maringa, Parana State.

     These processes involved the acquisition and subsequent merger of spun-off companies of former franchisees Auto Locadora Coelho Ltda. (Auto Locadora Locar
- "Locar"), which operates in the cities of Florianopolis, Blumenau, Itajai, Criciuma, Navegantes, Joinville and Forquilhinha within the State of Santa Catarina; Monza Autolocadora Ltda. (Auto Locadora Locare - "Locare"), which operates in the cities of Uberlandia and Uberaba within the State of Minas Gerais and Locadora Marajo Ltda. (Londrina Locadora Ltda. - "Londrina"), which operates in the cities of Londrina and Maringa within the State of Parana.

     The acquisition of Locar for R$4,000 resulted in the recognition of goodwill in the amount of R$2,800. The remaining purchase price was allocated to cash equivalents and other current assets.

     Goodwill generated in the acquisition of Locare for R$5,476 amounted to R$1,585. In addition, the market value of vehicle fleet exceeded the book value by R$1,813, which was allocated to the cost of the fleet purchased and has been depreciated according to the remaining useful life of such fleet. The remaining purchase price was allocated to cash equivalents and other current assets.

     The acquisition of Londrina for R$1,875 resulted in the recognition of goodwill in the amount of R$1,329. The remaining purchase price was allocated to accounts receivable.

     Goodwill recorded on all of the above acquisitions is being amortized using the straight-line method over a period of five years.


(2) BASIS FOR PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

     (a) Accounting records-

     The Company's accounting records are maintained in Brazilian reais (R$), based on the criteria prescribed by Brazilian Corporate Law. The financial statements prepared based on such accounting records and the Corporate Law criteria (Corporate Law Method financial statements) are the basis for determining income taxes and shareholders' rights, such as the computation of dividends. For the subsidiary located in Argentina the accounting records are maintained in Argentine Pesos ($) and translated to Brazilian reais at the exchange rate at the end of each balance sheet date, except for December 31, 2001, when the exchange rate used represents the first free-floating rate for which transactions could be settled after December 31, 2001. Such exchange rate was calculated by converting Pesos to U.S. dollars at a rate of $1.70 to US$1.00 and then to reais at a rate of R$2.3204 to US$1.00.


     (b) Price-level adjusted financial statements-

     Because of the highly inflationary conditions, which prevailed in Brazil until mid-1994, two methods of inflation accounting have been in use for many years for the purpose of minimizing the impact of the distortions in financial statements caused by inflation.

     The first method, known as the "Corporate Law Method", provided a simplified mechanism of accounting for the effects of inflation. However, it did not fully recognize the effects of inflation in certain balance sheet accounts and in substantially all components of the statements of income, changes in shareholders' equity and cash flows, and did not require monetary restatement of prior year comparative amounts. Under the highly inflationary conditions, which had prevailed in Brazil, particularly until mid-1994, the Corporate Law Method financial statements were essentially not meaningful for analyzing companies' performance by users of financial statements. The Corporate Law Method is used by the Company for purposes of determining the current income and social contribution tax liabilities and the payment of dividends and interest on capital. On December 26, 1995, the Brazilian Government eliminated, starting January 1, 1996, the accounting for the effects of inflation for tax and financial reporting purposes.

     The second method, known as "Constant Currency Method", was required for publicly traded companies, and consisted of presenting supplementary fully price-level adjusted financial statements following the guidelines of the Comissao de Valores Mobiliarios - CVM (Brazilian Securities Commission).

     Under this method, all Brazilian reais historical amounts in the financial statements and notes are expressed in the constant purchasing power of that currency at the price-level adjustment as of the date of the financial statements. Effective July 1, 1997, the Company ceased restating its financial statements to recognize certain effects of changes in the purchasing power of Brazilian currency due to inflation, as Brazil ceased to be considered a highly inflationary economy as of such date under U.S. GAAP. All financial information for periods ended after June 30, 1997 are presented at amounts restated as of June 30, 1997, with any subsequent transactions included in nominal reais.


     (c) Price-level indices-

     With the change in legislation, the CVM did not define a specific index to be used for the preparation of optional price-level adjusted financial statements. The Brazilian Institute of Independent Accountants ("IBRACON") has recommended the IGP-M as the index to be used for this purpose, prospectively, as from January 1, 1996.

     Management believes that the IGP-M computed by Fundacao Getulio Vargas is the most appropriate and consistent measure of the general price inflation in Brazil and elected the IGP-M (which differs from IGP-DI only with regard to the cut-off date for price data collection) for purposes of restatement of its financial statements under the constant currency method, prospectively, from January 1, 1996.


     (d) Presentation of financial statements-

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain aspects from the accounting principles applied by the Company and its subsidiaries in their financial statements prepared in accordance with accounting principles generally accepted in Brazil or for other statutory purposes in Brazil and Argentina. Therefore, shareholders' equity and net income included in these financial statements differ from those included in the statutory accounting records as a result of: (i) accounting for the effects of inflation from January 1, 1996 to June 30, 1997; and (ii) adjustments made to reflect the requirements of accounting principles generally accepted in the United States of America.


     (e) Translation of balances from Brazilian reais to U.S. dollars-

     The accompanying consolidated financial statements in Brazilian reais were translated into U.S. dollars at the rate of R$2.3204 to US$1.00, the selling Commercial Market exchange rate reported by the Central Bank of Brazil, for December 31, 2001. Such translation was made solely for the convenience of the readers and should not be construed as a representation that the Brazilian reais amounts could have been converted into U.S. dollars at this or any other rate.


(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, based on the following accounting policies:

     (a) Consolidation-- The consolidated financial statements include the accounts of Localiza and its subsidiaries Total Fleet, Prime, Localiza System and MFA. MFA has been consolidated since September 1, 1999, when the remaining 60% of the shares were acquired. All significant intercompany balances and transactions have been eliminated.

     (b) Cash and cash equivalents-- Stated at cost plus interest earned to the balance sheet dates.

     (c) Allowance for doubtful accounts-- Provided in an amount considered sufficient to cover probable losses on accounts receivable, considering past experience, the current financial situation of the Company's customers and the status of past-due receivables.

     (d) Revenue-earning vehicles-- Comprised of car rental and fleet management vehicles, stated at acquisition cost, less accumulated depreciation. Depreciation is computed based on annual rates that are intended to measure the reduction necessary to approximate a vehicle's market value (determined by manufacturer, model and acquisition date) at the end of the estimated average holding period of the vehicle and also includes the selling costs of the vehicle. The average annual rates of depreciation applied for 2000 and 2001 were 18,5% and 12,3%, respectively. The Company and its subsidiary Total Fleet, in order to reflect the higher depreciation of the vehicles during their earlier useful lives, adopted the sum-of-the-years-digits method, computed on a quarterly basis for all periods presented.

          The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the anticipated undiscounted cash flow from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using discounted anticipated cash flows. No impairment losses have been recorded for any of the periods presented.

     (e) Property and equipment-- Stated at price level adjusted acquisition cost for periods prior to June 30, 1997. Depreciation is calculated using the straight-line method at the annual rate of 20% for computers, 4% for buildings and 10% for other items. Leasehold improvements are amortized over the lower of the estimated useful life of the related asset or the term of the rental contracts.

     (f) Auto liability claims, property damage and theft-- The Company accrues for possible bodily injury and death claims based on legal counsel's opinion of the eventual outcome of claims existing at period end. The Company does not contract insurance for the risks involving vehicle collision damage and theft; losses are recorded as incurred. Historically, losses have not been significant to the operations. Management does not expect material losses in the future, based on industry experience in Brazil.

     (g) Income and social contribution taxes-- The Company accounts for income taxes under the provisions of SFAS n(0).109, "Accounting for Income Taxes", which requires the application of the comprehensive liability method of accounting for income taxes. SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

          Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS n(0).109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income for the period that includes the enactment date.

          Deferred tax assets are reduced through the recognition of a valuation allowance, as appropriate, if, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized.

     (h) Assets and liabilities denominated in foreign currencies or subject to monetary restatement-- Assets and liabilities denominated in foreign currencies are adjusted based on the exchange rate reported by the Central Bank of Brazil at each balance sheet date. Those denominated in reais, and contractually or legally subject to indexation, are restated to the balance sheet date by using the related index. Exchange gains and losses and monetary variation gains and losses are recorded in the profit and loss account.

     (i) Revenues and expenses recognition-- Revenues from vehicle rentals are recognized as earned on a daily basis under the related rental contracts with customers. Revenues from fleet rental principally result from operating leases with fixed monthly payments and are recognized as earned over the term of the lease. Revenues from used car sales are recorded upon delivery of the used car. Revenues from franchise fees and services include the provision of sales and marketing, reservations, information systems and other services to franchisees. Revenues from these services are generally based on a percentage of franchisee rental revenue and are recognized as earned on a monthly basis. Initial franchise fees are recognized upon substantial completion of all material services and conditions of the franchise sale, which coincides with the date of sale and commencement of operations by the franchisee. Expenses are recorded as incurred.

     (j) Advertising costs-- Advertising costs are expensed when incurred (Note 23). No advertising costs have been deferred at the balance sheet dates herein.

     (k) Use of estimates-- The preparation of financial statements in accordance with generally accepted accounting principles requires that the Company makes estimates and use assumptions, in its best judgement, that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues, costs and expenses during the reporting periods. Significant estimates are used when accounting for allowance for doubtful accounts, fair value of marketable securities, depreciation of revenue-earning vehicles, goodwill, income taxes, including recognition of valuation allowances, contingencies and stock option plan, among others. Actual results in the future may differ from the estimates included in these financial statements.

     (l) Interest on capital-- Interest paid to shareholders', calculated in accordance with Law n(0) 9,249/95, was recorded in the Company's books in the income statement under financial expenses, as determined by tax legislation. For presentation in the consolidated financial statements, interest paid on capital was presented as a charge to retained earnings.

     (m)  Constant currency presentation--

          In addition to the accounting practices described above the following practices were adopted in the preparation of constant currency financial statements:

          i. Index- Through December 31, 1995, the financial statements were price-level adjusted based on the variation of UFIR. From January 1, 1996, through June 30, 1997, the financial statements were price-level adjusted based on the variation of the IGP-M.

          ii. Nonmonetary assets and liabilities- Property and equipment, shareholders' equity and other nonmonetary assets and liabilities accounts were restated from the date the original transactions occurred to June 30, 1997. Income and social contribution taxes effects were accrued in respect of the increase in shareholders' equity due to the recognition of the effects of inflation.

     (n) Reclassifications in 1999 and 2000-- Certain amounts have been reclassified to conform with the 2001 presentation, mainly related to the taxes on revenues reclassified from net revenues, in accordance with interpretations of EITF (FASB Emerging Issue Task Force) 01-14 and 99-19.


(4) CASH AND CASH EQUIVALENTS


                                                         December 31,
                                              --------------------------------
                                                2000        2001        2001
                                              --------    --------    --------
                                                  R$         R$          US$
                                              --------    --------    --------
       Cash                                      5,227       2,463       1,062
       Cash equivalents-
           Federal treasury bonds                5,398       1,323         570
           Bank certificates of deposit         10,959      28,625      12,336
           Other                                   886       3,607       1,554
                                              --------    --------    --------
                                                22,470      36,018      15,522
                                              ========    ========    ========


     All cash and cash equivalents are denominated in reais. Cash and cash equivalents represent highly liquid investments that are readily convertible to known amounts of cash without any penalty or loss of market rate interest.

(5) MARKETABLE SECURITIES

                                                             December 31,
                                                  ---------------------------------
                                                (As restated)
                                                  ---------   ---------   ---------
                                                     2000        2001        2001
                                                  ---------   ---------   ---------
                                                      R$          R$          US$
                                                  ---------   ---------   ---------
       NBC - E - Central Bank of Brazil - Notes      43,496      16,082       6,931
                                                  ---------   ---------   ---------
                                                     43,496      16,082       6,931
                                                  =========   =========   =========

     Based on management's investment strategy, marketable securities are classified as "available-for-sale" securities, as defined by Statement of Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

     As of December 31, 2001, the securities were marked to market, with unrealized gains of R$578 (R$501 in 2000), classified as Other Comprehensive Income.

     The NBC-E has contractual maturity of approximately 2 years. The Company determines the cost of the NBC-E sold based on specific identification.

     In December 31, 2000 and 2001, marketable securities are U.S. dollar denominated and accrue interest of 12.46% per year.


(6) ACCOUNTS RECEIVABLE, NET

                                                       December 31,
                                           -----------------------------------
                                              2000         2001         2001
                                           ---------    ---------    ---------
                                               R$           R$          US$
                                           ---------    ---------    ---------
       Car rental and fleet management         27,839       43,791       18,872
       Used car sales                           6,090       10,252        4,418
       Franchising                              1,702        1,329          573
                                            ---------    ---------    ---------
                                               35,631       55,372       23,863
       Allowance for doubtful accounts         (3,053)      (4,155)      (1,790)
                                            ---------    ---------    ---------
                                               32,578       51,217       22,073
       Non-current assets                           -          737          318
                                            ---------    ---------    ---------
       Current assets                          32,578       50,480       21,755
                                            =========    =========    =========


     The long-term receivable amount is recorded as other noncurrent assets.

(7) REVENUE-EARNING VEHICLES, NET

     Represented by vehicles used in car rental and fleet management operations and vehicles to be sold as follows:

                                                          December 31,
                                             --------------------------------------
                                                2000          2001          2001
                                             ----------    ----------    ----------
                                                 R$            R$             US$
                                             ----------    ----------    ----------
       Vehicles available for sale-
           Cost                                  17,081        21,932         9,452
           Accumulated depreciation              (4,395)       (5,267)       (2,270)
                                             ----------    ----------    ----------
                                                 12,686        16,665         7,182
       Revenue-earning vehicles-
           Cost                                 301,484       375,239       161,713
           Accumulated depreciation             (61,045)      (59,121)      (25,479)
                                             ----------    ----------    ----------
                                                240,439       316,118       136,234
                                             ----------    ----------    ----------
                                                253,125       332,783       143,416
       Current assets                           167,805       229,848        99,055
                                             ----------    ----------    ----------
       Noncurrent assets                         85,320       102,935        44,361
                                             ==========    ==========    ==========

     Operating vehicles are classified as current assets when the respective replacement and sale are expected to occur within 12 months, and as noncurrent assets, when the vehicles are expected to be replaced and sold after this 12-month period.

     Management periodically reviews depreciable lives and rates for adequacy based on a variety of factors including general economic conditions, projected sales price and estimated holding period of the vehicles. During 2001, certain projected sales price being used to compute the provision for depreciation of revenue earning vehicles were reviewed resulting in changes in the estimated residual values to be realized when the vehicle is sold. Consequently, depreciation expense related to revenue earning vehicles for the year ended December 31, 2001 decreased by approximately R$12,000 due to this change in accounting estimate. The effects of the periodic review in 2000 and 1999 are not significant. Maintenance and repair are charged to operations currently.


(8) OTHER

                                                                               December 31,
                                                                  ---------------------------------------
                                                                 (As restated)
                                                                  -----------   -----------   -----------
                                                                      2000          2001          2001
                                                                  -----------   -----------   -----------
                                                                       R$            R$           US$
                                                                  -----------   -----------   -----------
       Prepaid expenses-
          Senior Notes                                                    662           661           285
          Commission paid                                               1,374             -             -
          Other                                                            47           471           203
       Recoverable taxes
          Income tax withheld on cash investments                       2,499         5,886         2,537
          Income and social contribution taxes anticipated              3,329         3,702         1,595
          Other                                                           156           229            99
       Properties available for sale                                    1,566             -             -
       Other                                                              339           112            48
                                                                  -----------   -----------   -----------
                                                                        9,972        11,061         4,767
                                                                  ===========   ===========   ===========

     Commission paid refers to premium paid on a call option purchased from BankBoston in 2000 in the amount of R$1,694 (Note 19a).

(9) ESCROW DEPOSITS

                                                         December 31,
                                              ---------------------------------
                                                 2000        2001        2001
                                              ---------   ---------   ---------
                                                  R$          R$          US$
                                              ---------   ---------   ---------
       PIS (tax on revenues)                      2,700       2,649       1,141
       PIS (tax on other revenues)                  402         760         327
       COFINS (tax on other revenues)             1,894       3,512       1,514
       Finsocial (tax on revenues)                  867       2,515       1,084
       Income and social contribution taxes       4,193       2,322       1,001
       SEST/SENAT and SESC/SENAC                  2,980       3,046       1,313
       SAT                                          542         888         383
       SEBRAE                                        63          73          31
       Labor litigation                           1,265       1,297         559
       Other                                        720         558         240
                                              ---------   ---------   ---------
                                                 15,626      17,620       7,593
                                              =========   =========   =========

     These deposits were primarily made in connection with pending litigation. Related reserves for contingencies have been recognized (Note 18), where applicable.

(10) TRANSACTIONS WITH RELATED PARTIES

     In 1999, Localiza sold its subsidiary, Alterosa Estacionamentos Ltda. ("Alterosa"), to Locapar Participacoes e Administracao Ltda. ("Locapar"), an affiliate company of Localiza, and recorded an accounts receivable from Locapar. Alterosa's assets were principally comprised of land in the city of Sao Paulo. Given that Localiza and Locapar are under common control, no gain was recorded on the sale.

     During 2000, this land was returned to Localiza as consideration for the receivable originating from the sale of Alterosa. The land was recorded as other current asset - properties available for sale until January 2001, when it was sold to third parties for R$6,095, resulting in a gain of R$4,639.

(11) COMPULSORY LOANS

                                                     December 31,
                                          ---------------------------------
                                             2000        2001        2001
                                          ---------   ---------   ---------
                                              R$          R$          US$
                                          ---------   ---------   ---------
       Nominal amount receivable-
           Vehicles                           1,980           -           -
           Other                                 83          83          36
                                          ---------   ---------   ---------
                                              2,063          83          36
                                          =========   =========   =========


     These loans represent payments in the form of compulsory loans to the National Development Fund (FND) as required under Decree-law 2,288 of July 23, 1986. The payments were based on a percentage of the acquisition price of vehicles while the law was in effect. The Company took legal action to recover these loans and received a final favorable decision from the Court on July 1, 1996, setting the nominal amount to be refunded to the Company at R$6,708, which was received in September and October 1997. Considering the delay in receiving the amount loaned and the economic plans that omitted the inflationary index of the original amount, the Company took additional legal action to recover monetary restatement of these loans and received a final favorable decision from the Court on March 16, 1998, setting the monetary restatement to be refunded to the Company at R$7,823.

     On March 8, 2000, the Federal Government succeeded in excluding the amount related to monetary restatement from the total amount due, through a bill of review filed against the previous unfavorable decision. In 2001, the final calculations were proceeded and it was excluded the amount of R$6,226. Thus, the Company was entitled to receive the portion corresponding to interest incurred in the referred period only, in the amount of R$1,597.

     This credit was used to offset taxes payable in November 30, 2001 of R$1,370, and December 15, 2001, of R$227.


(12) PROPERTY AND EQUIPMENT, NET

                                                        December 31,
                                              -------------------------------
                                                2000        2001        2001
                                              -------     -------      ------
                                                 R$          R$          US$
                                              -------     -------      ------

Buildings                                         897         957         412
Computer equipment and software                 6,062       7,642       3,294
Leasehold improvements                          4,438       5,179       2,232
Other                                           5,010       6,198       2,671
                                              -------     -------      ------
                                               16,407      19,976       8,609
Accumulated depreciation and amortization      (9,004)     (7,894)     (3,402)
                                              -------     -------      ------
                                                7,403      12,082       5,207
Land                                              519         452         195
                                              -------     -------      ------
                                                7,922      12,534       5,402
                                              =======     =======      ======


(13) GOODWILL

                                                        December 31,
                                              -------------------------------
                                                2000        2001        2001
                                              -------     -------      ------
                                                 R$          R$          US$
                                              -------     -------      ------

Goodwill on acquisition and merger of
 franchisees-
   Auto Locadora Locar S.A.                     2,800       2,800       1,206
   Auto Locadora Locare S.A.                    1,585       1,585         683
   Londrina Locadora Ltda.                          -       1,329         573
Goodwill on Localiza Master Franchisee
Argentina S.A.                                    667           -           -
                                              -------     -------      ------
                                                5,052       5,714       2,462
Accumulated amortization                         (178)     (1,010)       (435)
                                              -------     -------      ------
                                                4,874       4,704       2,027
                                              =======     =======      ======

     Due to the current economic situation in Argentina, the goodwill on the acquisition of MFA was totally written off in 2001. Management of Localiza does not expect other significant future effects in the financial statements as a consequence of the Argentina's economic situation.

     The following summary presents the Company's unaudited pro-forma consolidated results of operations as if the acquisitions had been completed at the beginning of each period. The pro-forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

                                                  Year ended December 31,
                                              -------------------------------
                                                        (unaudited)
                                              -------------------------------
                                                2000                    2001
                                              -------                  ------

Net revenue                                   325,029                 422,752
Income before extraordinary gain and
  cumulative effect of a change in
  accounting principle                         47,717                  43,919
Net income                                     47,717                  43,012

(14) LOANS AND FINANCING

     As of December 31, 2001, aiming at improving cash management, the Company had "Compror" loans indexed to the U.S. dollar, plus average negative spread of 0.50% p.a., in the principal amounts of US$11,715, obtained from Brazilian financial institutions, without collateral and due up to May 2002. The facilities were obtained in foreign currency aiming at reducing the costs of the financing. As of December 31, 2001, the aforementioned financing balance, including interest incurred in the period, amounted to R$27,195.

     As of December 31, 2000, the total balance of R$32,713 consisted of principal of short-term financing - COMPROR plus interests accrued in accordance with the local market interest rate (CDI-Interbank Certificate of Deposit) plus spread from 1.81%p.a. to 2.06% p.a.. Such unsecured financing was obtained from Brazilian financial institutions and normally contracted at a short-term period. The facilities were used to improve cash flow management.

(15) LONG-TERM DEBT

                                                                       December 31,
                                             ------------------------------------------------------------
                                                                      (As restated)
                                               2000           2001          2000        2001        2001
                                             --------     -----------     -------     -------     -------
                                             Annual interest rate (%)         R$         R$          US$
                                             ------------------------     -------     -------     -------
Foreign currency - US$-
Senior Notes                                    10.25       10.25         148,166     175,823      75,773
(-) Interest payable on long-term debt                                      3,662       4,345       1,873
                                                                          -------     -------     -------
Long-term portion                                                         144,504     171,478      73,900
                                                                          =======     =======     =======

     On October 1, 1997, Localiza obtained resources of US$100 million from the 10.25% Senior Notes program, which were sold at 100% of face value. The Notes are unsecured obligations of the Company and will mature on October 1, 2005. Interest on the Notes is payable semi-annually on April 1 and October 1. The Notes will be redeemable at the option of the Company, in whole or in part on or after October 1, 2001. Debt issuance costs incurred with the Senior Notes program, including fees and commissions, amounting to R$5,004, are capitalized as debt issuance costs and are being amortized over the term of the debt as an adjustment to financial expense.

     From November 1998 to December 1999, based on Circular No. 2,677 of the Central Bank of Brazil - International Transfers of Brazilian real, the Company invested funds abroad. Pursuant to the "Permitted Investment" clause of the indenture, these funds were used to acquire Localiza's Senior Notes with face values of US$23,600 and US$2,500 during 1998 and 1999, respectively. Despite the acquired Notes could be returned to the market, for accounting purposes, this acquisition was considered to be a debt extinguishment. As a result of the extinguishment, the Company wrote-off debt issuance costs amounting to R$1,093 and R$102 in 1998 and 1999, respectively.

     As of December 31, 2001, the remaining debt issuance costs to be amortized amounted to R$1,860 (R$2,394 in 2000), with R$661 (R$662 in 2000) classified as a current assets.

     The Company and its subsidiaries are subject to certain restrictions contained in the Senior Notes program. These restrictive covenants will limit, except in certain circumstances, the ability of the Company and its subsidiaries to, among other things, declare any dividend or other similar distribution, make certain stock repurchases, make certain payments on subordinated indebtedness or make certain investments if, after giving effect to such actions, (i) a default or event of default under the Senior Notes indenture would have occurred and be continuing, (ii) the Company would be unable to incur additional indebtedness under the debt incurrence ratio test set forth in the indenture or (iii) the amount of all such payments exceeds an aggregate threshold amount. A default or event of default includes the failure of the Company or its subsidiaries to observe or perform any covenant, whose covenants include limitations on the ability of the Company and its subsidiaries to (i) incur certain additional indebtedness, (ii) create certain liens, (iii) enter into certain transactions with affiliates, (iv) engage in certain sale and leaseback transactions and (v) enter into certain merger, acquisition or sale transactions.

     Management believes to be in compliance with all covenants stated above.

(16) ACCOUNTS PAYABLE

     As of December 31, 2001, the balance of R$24,318 (R$18,484 in 2000) was comprised of R$15,243 (R$12,982 in 2000) related to amounts payable to car suppliers, without interest. The remaining balance principally refers to other suppliers for maintenance services, spare parts, and car rentals.

(17) PAYROLL AND RELATED CHARGES

                                                        December 31
                                              -------------------------------
                                                2000        2001        2001
                                              -------     -------      ------
                                                 R$          R$          US$
                                              -------     -------      ------

Management compensation                         1,955       2,133         920
Accrued vacation                                1,850       2,218         956
Provision for employees' participation in
  profit                                        2,872       3,483       1,501
INSS                                              459         518         223
FGTS                                              110         130          56
Other                                             201         203          87
                                              -------     -------      ------
                                                7,447       8,685       3,743
                                              =======     =======      ======

     The Company pays bonuses based on profits to employees on a six-months basis, according to their positions and performance evaluations.

(18) RESERVE FOR CONTINGENCIES

     (a) Reserves-

                                                        December 31,
                                              -------------------------------
                                                2000        2001        2001
                                              -------     -------      ------
                                                 R$          R$          US$
                                              -------     -------      ------

PIS (tax on revenues)                           3,609       3,499       1,508
PIS (tax on other revenues)                       378         818         353
COFINS (tax on other revenues)                  1,745       3,819       1,646
Finsocial (tax on revenues)                     2,588       2,674       1,152
ISS                                                 -       2,760       1,190
Income and social contribution taxes            1,059       1,444         622
SEST/SENAT and SESC/SENAC                       3,697       4,122       1,776
SEBRAE                                            114          19           8
SAT                                               570         920         396
Labor litigation                                2,520       3,408       1,469
Bodily injury and death claims                  1,785       1,866         804
Civil litigation                                  150         150          65
Other                                           2,947       1,538         663
                                              -------     -------      --------
                                               21,162      27,037      11,652
                                              =======     =======      =======

     The Company is a claimant in several lawsuits and a defendant in several others. It has recognized the above reserves based on the opinion of its legal and tax counsel.

     o PIS and COFINS- The Company and its subsidiaries have pending litigation contesting these taxes in the amount of R$8,136 (R$5,732 in 2000), of which R$6,921 (R$4,996 in 2000) are deposited in an escrow account.

     o Finsocial (tax on revenues)- In prior years, the Company and its subsidiary Localiza System paid this tax at a rate of 0.5% in accordance with the original law. Subsequently, the rate was gradually increased to 2%. The Company and its subsidiary Localiza System are contesting this rate increase. The reserve amounts to R$2,674 (R$2,588 in 2000) as of December 31, 2001, of which R$2,515
          (R$867 in 2000) are deposited in an escrow account.

     o ISS on rentals- Since June 2001, the Company and its subsidiary Total Fleet have been contesting the charge of this tax on its rental revenues. As of December 31, 2001, the contingency reserve amounts to R$2,760, of which R$47 are deposited in an escrow account.

     o Income and social contribution taxes- As a result of tax inspections in prior years, the Company and its subsidiary Localiza System were assessed by the tax authorities, mainly for the following:

          (i) The authorities alleged that certain accounting records for the years inspected were inadequate and, as a result, such authorities made certain arbitrary assessments;

          (ii) The authorities alleged that certain expenses were inappropriately considered deductible and were not considered necessary to the Company's operation for tax purposes.

          The Company and its subsidiary Localiza System based their defenses on prior decisions by the Supreme Court and legislation in force. As of December 31, 2001, total claim amounts to R$5,300 (R$4,900 in 2000), for which the Company and its subsidiary recognized reserves of R$1,444 (R$1,059 in 2000), of which R$2,322 (R$4,193 in
          2000) are deposited in an escrow account.

     o SEST/SENAT, SESC/SENAC, SEBRAE and SAT- The Company and its subsidiaries have pending litigation contesting these payroll-related taxes. These contingencies reserves amount to R$5,061 (R$4,381 in 2000) as of December 31, 2001, of which R$4,007 (R$3,585 in 2000) are deposited in an escrow account.

     o Labor litigation- The Company is party to several labor claims related principally to the payment of overtime and related social security charges. Management, after considering the opinion of its legal counsel, believes that the recorded accrual for these claims is sufficient to cover probable losses. The maximum liability for these claims as of December 31, 2001 is R$7,800, of which R$3,408 (R$2,520 in 2000) is recognized as a reserve and R$1,297 (R$1,265 in 2000) is deposited in an escrow account.

     o Bodily injury and death claims- The Company is party to several claims related to bodily injury and death, caused by rented vehicles. Management, after considering the opinion of its legal counsel, believes that the recorded accrual for these claims - R$1,866 in 2001 (R$1,785 in 2000) is sufficient to cover probable losses. Of this amount, R$50 are deposited in an escrow account.

     o Civil litigation- A former franchisee proposed a lawsuit against the Localiza System claiming the right to be reimbursed for losses incurred in the ordinary course of business. Management, after considering the opinion of its legal counsel, believes that the recorded accrual for this claim - R$150 in 2001 and 2000 - is sufficient to cover probable losses.

         (b) Other-

     o VAT (ICMS) on transfers of vehicles- The Company was assessed mainly by the State of Minas Gerais for value-added tax ("VAT") on the transfers of vehicles between the Company's headquarters in Belo Horizonte and its car rental locations. In 1998, Localiza received a favorable response from the Minas Gerais State Treasury, declaring it a nontaxpayer of ICMS upon transfers of vehicles between the Company's headquarters in Belo Horizonte, State of Minas Gerais, to its car rental locations in other States. As a result, the State of Minas Gerais canceled most of its previous ICMS assessments. As of December 31, 2001, the amount of the assessments in all Brazilian States is approximately R$2,284 (R$2,100 in 2000) and no reserve is considered necessary. The Company's legal counsel has advised the Company that, based on Brazilian legal precedent, the likelihood of loss on these cases is remote.

     o VAT (ICMS) on sales of vehicles- The Company was also assessed by several Brazilian States for VAT on sales of vehicles used in its operations. As of December 31, 2001 these assessments amount to approximately R$26,540 (R$18,900 in 2000) and the Company has not recorded any reserve. The Company has contested such assessments on the grounds that the sale of vehicles, classified as fixed assets in the statutory accounts, should not be considered a sale of goods and, accordingly, the VAT would not be due. The Company's legal and tax counsel has advised the Company that the likelihood of loss on these cases is remote. In 1998, Localiza also received favorable response from the Minas Gerais State Treasury declaring it a non-taxpayer of ICMS upon sales of used cars.

     o Salary premium for education- The Company and its subsidiaries have a pending litigation contesting the right to offset amounts payable related to salary premium for education with amounts collected previously. The Company is contesting the constitutionality of the collection in the period from March 1989 to December 1996 (approximately R$3,000 - nominal amount). This amount is not recorded as a receivable in the financial statements.

     o ISS- Assessments for this tax have been made at several rental locations in the amount of R$5,300 in 2001 (R$7,300 in 2000). The assessments are basically due to the authorities claim that the amount paid by the customers related to fuel reimbursement are taxable as revenue. The Company has not recognized a reserve for these assessments, since legal counsel believes that the likelihood of loss on these cases is remote, based on precedent decisions of the Brazilian courts.

     Accruals for the aforementioned contingencies are determined based on an analysis of the pending claims, as well as on the potential risks involved.

     The Company's management, after considering the opinion of its legal and tax counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations and believes that no additional accrual for the mentioned reserves is required.

(19) FINANCIAL INSTRUMENTS

     (a) Call option-

     As of December 31, 2000, R$148,166 of the Company's debt was denominated in U.S. dollars, while all of the Company's revenues were denominated in Brazilian reais. As of December 31, 2000, in order to hedge such debt against the risk of devaluation of the Brazilian real against the U.S. dollar, the Company purchased a call option at BankBoston. The option's terms were as follows:

     o    notional amount: US$22,000;

     o    strike price: R$2.02 / US$1.00;

     o    commission paid: R$1,694;

     o    spot price (as of December 31, 2000): R$1.9554 / US$1.00;

     o    expiration date: June 08, 2001.

     Until December 31, 2000, the Company accounted for hedge transactions by calculating the unrealized gain at each balance sheet date according to the foreign exchange rate prevailing at those dates and comparing to the transaction's strike price.

     As of December 31, 2000, the spot price was below strike price and, thus, no gain has been recorded. Additionally, commission paid in the amount of R$1,694, which was recorded as prepaid expenses, has been amortized throughout the transaction term. The amount of R$320 has been amortized at December 31, 2000.

     Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. Previously, under U.S. GAAP, SFAS No. 80 - "Accounting for Futures Contracts" and now under SFAS No.133, the Company's contracts do not meet the criteria to qualify as the hedge of an exposure to foreign currency or interest rate risk. Therefore, the Company has accounted for the derivative transactions by calculating the unrealized gain or loss at each balance sheet date and changes in the fair value of all derivatives are now being recorded in current operations.

     The effect of adopting SFAS No. 133 as of January 1, 2001, was a loss of R$907 (net of income tax effects of R$467), and is presented as "Cumulative effect of a change in accounting principle" in the statement of income for the year ended December 31, 2001.

     From January 1, 2001 through June 08, 2001, the Company recorded the realized gain in this transaction, as a consequence of changes in fair value of these derivatives, as a component of net interest expense in the amount of R$ 8,096. The gain net of income tax effects was R$ 6,816.

     (b) Swap operations-

     As of December 31, 2001, R$ 203,018 of the Company's debt was denominated in U.S. dollars, while all of the Company's revenues were denominated in Brazilian reais. The Company and Total Fleet contracted "Swap" operations, aiming to protect its dollar denominated liabilities which were outstanding during year ended December 31, 2001, as follows:



                                    Amount                                                                  Unrealized
                                 Contracted -                                                                loss as of
    Date of                       thousands       US$ rate at        Bank's           Company's             December 31,
   contract        Due date         of US$       contract date       assets             assets                  2001
-------------     ---------      ------------    -------------     ----------      -------------------      ------------
Short term:

 From 12/10/01       From        11,715        From 2.2932      100% CDI +        Exchange rate                     (89)
      to         01/04/02 to                    to 2.5411       2.06% p.a.     Variation + coupon
   12/21/01        05/15/02                                                     (from -15.00% to
                                                                                   26.00% p.a.)
Long term:

 From 09/05/01     09/29/05      66,300        From 2.5642      100% CDI          Exchange rate                 (26,146)
  to 10/16/01                                   to 2.7400                      Variation + coupon
                                                                                (from 9.30% to 9.80%
                                                                                      p.a.)                     -------
                                                                                                                (26,235)
                                                                                                                =======

     The unrealized loss of R$89 in swaps for short-term debt was classified as Other current liabilities.

       The unrealized gain (loss) has been determined based on the fair value of these swap contracts which was estimated based on discounting future contracted cash flow considering market rates, terms and conditions at each balance sheet date. The Company's objectives were to protect its loans and financing in foreign currency against foreign currency devaluation during the year through "Swap" between foreign currency and fixed interest rate. These agreements were contracted with major financial institutions in Brazil.

     (c) Other financial instruments-

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107 "Disclosure about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information and valuation methodologies described below. However, considerable judgement is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that the Company could settle in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     The carrying values of cash and cash equivalents, receivables and accounts payable approximate fair values due to the short-term maturities of these instruments. The carrying amounts, face value and estimated fair values of the Company's other financial instruments are as follows:

                                                         R$                                         R$
                                           ------------------------------------        ----------------------------------
                                              December 31, 2000 (As restated)                   December 31, 2001
                                           ------------------------------------        ----------------------------------
                                           Book            Face           Fair          Book          Face         Fair
                                           value           value         value          value         value        value
                                           -------        -------       -------        -------       -------      -------
Marketable securities-
   Cost plus foreign exchange
      variation                            43,496          38,452        43,496         16,082        14,868       16,082
Debt-
   Senior Notes- principal                144,504         144,504       102,598        171,478       171,478      137,182

 Derivative contracts                       1,374               -             -         26,235             -       26,235

     The methods and assumptions used to estimate the fair values of the marketable securities and debt were based on market quotations from financial institutions and securities dealers as of the balance sheet dates.

     (d) Net foreign currency position-

     The Company's net foreign currency position in U.S. dollars was as follows:


                                                          Thousands of US$
                                                       ----------------------
                                                       (As restated)
                                                       ------------
                                                             2000        2001
                                                          -------      ------
Short-term assets                                          22,244       6,931
Notional amounts of derivatives                            22,000      78,015
Short-term liabilities                                     (1,873)    (13,593)
Long-term liabilities                                     (73,900)    (73,900)
Net foreign currency liabilities                          -------      ------
                                                          (31,529)     (2,547)
                                                          =======      =======

     The exchange rates as of December 31, 2001 and 2000 were R$2.3204 and R$1.9554 per U.S. dollar, respectively.

(20) INCOME AND SOCIAL CONTRIBUTION TAXES

     (a) Deferred income and social contribution taxes-

     Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                       December 31,
                                              -------------------------------
                                           (As restated)
                                              -------
                                                2000        2001        2001
                                              -------     -------      ------
                                                 R$          R$          US$
                                              -------     -------      ------
Deferred tax assets:
    Depreciation                                1,459           -           -
    Allowance for doubtful accounts               280         395         170
    Reserve for contingencies                   5,613       6,794       2,928
    Gain on sale of investment                  1,185           -           -
    Income and social contribution taxes on
       goodwill recorded under
       Brazilian GAAP (Note 1a)                 3,562       2,070         892

    Tax loss carryforwards                        777       2,380       1,026
    Other                                         755         785         338
                                              -------     -------      ------
                                               13,631      12,424       5,354
    Valuation allowance                        (3,198)        (68)        (29)
                                              -------     -------      ------
                                               10,433      12,356       5,325
    Current portion                             3,380       3,093       1,333
                                              -------     -------      ----
    Long-term portion                           7,053       9,263       3,992
                                              =======     =======      ======

Deferred tax liabilities:
    Unrealized gains on "available for sale"
     securities                                   125         191          82
    Extraordinary gain                          4,181       5,416       2,334
    Depreciation                                    -       2,965       1,278
    Other                                           -          48          21
                                              -------     -------      ------
                                                4,306       8,620       3,715
    Current Portion                               649       2,701       1,164
                                              -------     -------      ------
    Long-term portion                           3,657       5,919       2,551
                                              =======     =======      ======

     The Company's management believes, based on projections of future taxable income and the fact that tax loss carryforwards in Brazil may be used indefinitely, it is more likely than not that the deferred income and social contribution taxes assets will be realized.

     During 1999, the Brazilian Government changed the tax law to allow companies to offset COFINS (tax on revenues) paid against the social contribution. Based on management's expectations of the likelihood of realizing the negative basis and temporary differences on social contribution, a valuation allowance of R$3,198 was established.

     In 2001, management's expectations of future taxable income indicated that it was more likely than not that deferred income and social contribution taxes assets would be realized, except for the subsidiary Prime, for which a valuation allowance of R$68 was established.

     (b) Income and social contribution taxes-

     Income and social contribution taxes at nominal rates are reconciled to the amount reported as income tax expense in these financial statements, as follows:

                                                         Year ended December 31,
                                           -------------------------------------------------
                                           (As restated) (As restated)
                                           ------------- -------------
                                               1999           2000        2001         2001
                                              -------       -------      ------      -------
                                                R$             R$           R$          US$
                                              -------       -------      ------      -------
Income before taxes                            26,639        61,644      60,381       26,022
Nominal rate                                       37%           34%         34%          34%
                                              -------       -------      ------      -------
Income taxes at nominal rate                   (9,856)      (20,959)    (20,530)      (8,848)
Deferred income taxes adjustments between
  BRGAAP and USGAAP                               696             -           -            -
Dividends (Interest on capital)                 1,876          4,454      2,160          931
Social contribution offset against COFINS         619              -          -            -
Reversal (increase) of valuation allowance     (1,897)          (537)     2,392        1,031
Effect of deferred social contribution
   liability                                        -              -       (995)        (429)
Other                                             576            114        480          207
                                              -------       --------     -------      ------
                                               (7,986)       (16,928)   (16,493)      (7,108)
                                              =======       ========     =======      ======

     The tax rates for the periods are:

  Income tax                                                             15%
  Additional income tax (for the taxable income exceeding R$240)         10%

  Social contribution tax-
     - from January 1 through April 30, 1999                              8%
     - from May 1 through January 31, 2000                               12%
     - from February 1 through December 31, 2002                          9%
     - after January 1, 2003                                              8%

     Under the Brazilian income tax law, the Company and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns.

(21) SHAREHOLDERS' EQUITY

     (a) Capital stock-

     As of December 31, 2001, capital stock as per the statutory records was represented by R$116,200 (R$110,800 in 2000) corresponding to 15,360,000 issued and outstanding nominative common shares, without par value. Capital can be increased by 810,000 nominative preferred shares through deliberation of the Board of Directors. The composition of outstanding capital stock and shareholders are as follows:

                                                        Common
Shareholders                                            Shares              %
----------------------------------------------        ---------           -----

S.M. Participacoes e Administracao Ltda.              3,071,997           20.00
A.C.B.R. Participacoes e Administracao Ltda.          3,071,997           20.00
F.B.R. Participacoes e Administracao Ltda.            2,047,998           13.33
E.M. Participacoes e Administracao Ltda.              2,047,999           13.33
DLJMB Overseas Partners II, C.V.                      3,225,217           21.00
DLJ First ESC L.P.                                      614,400            4.00
DLJMB Funding II, Inc.                                  572,622            3.73
DLJ Diversified Partners, L.P.                          188,561            1.23
DLJ Offshore Partners II, L.P.                          158,599            1.03
DLJMB Overseas Partners II-A, C.V.                      128,443            0.84
UK Investment Plan 1997 Partners                         85,333            0.56
DLJ Diversified Partners-A, L.P.                         70,025            0.46
DLJ Millenium Partners, L.P.                             52,148            0.33
DLJ EAB Partners, L.P.                                   14,481            0.09
DLJ Millenium Partners-A, L.P.                           10,171            0.07
Group of directors                                            9            0.00
                                                     ----------          ------
                                                     15,360,000          100.00
                                                     ==========          ======

     (b) Dividends-

     In accordance with Brazilian Corporate Law, the Company's bylaw requires that the Company's shareholders be paid a minimum annual dividend of 25% of adjusted net profit. However, upon the vote of 100% of the shareholders present at the general shareholders' meeting, such shareholders may declare a lower dividend or decide not to declare dividends. In addition, upon the recommendation of the Board of Directors that the payment of a dividend in respect of any period would be incompatible with the financial circumstances of the Company, the payment of the minimum dividend in respect of such period is not mandatory. In such case, the adjusted net profit, which was not distributed for such reason, is recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, is paid as soon as the financial situation of the Company permits.

     Brazilian legislation permits dividend payments limited to the accumulated earnings in the statutory financial statements prepared in accordance with Brazilian Corporate Law.

     For the years ended in 1999, 2000 and 2001, the Company's net income in accordance with Brazilian Law was R$11,651, R$47,218 and R$30,697 respectively and the accumulated earnings available for payment of dividends were R$7,526, R$31,759 and R$39,568. The appropriation of the Company's net income was determined in the annual shareholders' meetings, resulting in a decision to pay dividends of R$5,167 in 1999, R$7,526 in 2000 and R$15,000 in 2001. The
appropriation of the Company's net income for 2001 will be determined at the annual shareholders' meeting in 2002.

     The interest on capital was paid pursuant to Article n(0) 9 of Law n(0) 9,249, of December 26, 1995, and amendments introduced by Article n(0) 78 of Law n(0) 9,430, of December 27, 1996. Interest was calculated based on shareholders' equity, is limited to the variation in the Long-Term Interest Rate, and is deductible for income tax purposes.

     Interest on capital paid in 1999, 2000 and 2001, amounting to R$5,256, R$13,100 and R$6,353, respectively, were approved by the Extraordinary General Shareholders' meetings held on December 31, 1999, December 26, 2000 and June 30, 2001. As also approved by the meetings mentioned above, the shareholders decided to contribute to capital the amount related to interest on capital, net of the corresponding income tax withheld.

     According to Brazilian law, the foreign capital must be registered at the Brazilian Central Bank to allow the dividends remittance and repatriation of capital for foreign shareholders.

(22) STOCK OPTION PLAN

     The Company sponsors a stock option plan, which grants employees and directors (40 in 2000 and 36 in 2001) the option to purchase stocks at prices annually determined. Options were granted in four installments in the last four years, and each installment is exercisable within four years from the grant date, 25% of the installment per year based on the terms of the grant.

The following table summarizes the status of the Company's stock option plan:

                                     1999                        2000                          2001
                            ----------------------       ---------------------        ---------------------
                                         Weighted                     Weighted                     Weighted
                                         average                      average                     average
                             Shares     price (R$)       Shares      price (R$)        Shares     price (R$)
                             ------     ----------       ------      ----------        ------     ----------

Beginning of year            133,000         10.00        272,250        13.78        407,750        15.31
Granted                      156,000         17.00        156,000        18.00        154,500        21.50
Exercised                          -             -              -            -              -
Forfeited                    (16,750)        13.78        (20,500)       15.31        (34,250)       17.01
                             -------         -----        -------        -----        -------        -----
End of year                  272,250         13.78        407,750        15.31        528,000        17.01
                             =======         =====        =======        =====        =======        =====


     As of December 31, 2001, no options had been exercised.

     As allowed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", the Company elected to continue to measure cost for its stock option plan using the intrinsic value based method for variable stock plan as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Entities choosing to continue applying APB Opinion No. 25 on employee stock options granted on or after January 1996 must provide pro forma disclosures of net income, as if the fair value method of accounting had been applied. Under this method cost is measured at the grant date based on the fair value of the employee stock option and is recognized ratably over the service period of the option, which is usually the vesting period. For all periods presented, fair value of the Company's shares did not exceed the exercise prices of the options and consequently, no compensation expense was recorded. Additionally, the pro forma disclosures required by SFAS No. 123 have not been presented as the effect of measuring compensation expense under SFAS No. 123 was immaterial for all periods presented.

(23) SELLING, GENERAL, ADMINISTRATIVE AND OTHER EXPENSES

                                                       Year ended December 31,
                                              --------------------------------------------
                                                1999        2000         2001        2001
                                              -------     -------      -------     -------
                                                 R$          R$           R$         US$
                                              -------     -------      -------     -------
Payroll and related charges                   (14,359)    (16,818)     (20,695)     (8,919)
Employees' profit sharing                      (1,825)     (2,633)      (3,107)     (1,339)
Outside services                               (3,126)     (2,715)      (4,422)     (1,906)
Rentals                                        (2,640)     (1,716)      (2,182)       (940)
Travel                                           (723)       (811)      (1,246)       (537)
Advertising                                    (3,543)     (4,588)      (7,737)     (3,334)
Sales commission                               (1,023)     (1,051)      (1,244)       (536)
Maintenance and office supplies                (3,255)     (3,458)      (5,530)     (2,383)
Provision for doubtful accounts                  (208)     (1,483)      (2,594)     (1,118)
Taxes                                            (151)       (150)        (772)       (333)
Other                                            (821)     (2,664)      (3,316)     (1,429)
                                              -------     -------      -------     -------
                                              (31,674)    (38,087)     (52,845)    (22,774)
                                              =======     =======      =======     =======

(24) FINANCIAL EXPENSE, NET

                                                         Year ended December 31,
                                           --------------------------------------------------
                                           (As restated) (As restated)
                                           ------------   ------------
                                                1999           2000         2001         2001
                                              --------    ---------      -------     --------
                                                 R$             R$           R$          US$
                                              --------    ---------      -------     --------
Interest income                                 21,001       15,113       17,637        7,600
Interest expense                               (26,226)     (25,668)     (32,604)     (14,051)
Taxes on financial revenue                      (1,141)        (445)      (2,010)        (866)
Monetary restatement of compulsory loans, net      802            -            -            -
Reversal of compulsory loan, net                     -       (3,472)        (383)        (165)
Net monetary variation and exchange loss       (18,218)     (10,236)     (29,328)     (12,639)
Realized gain on sale of marketable securities       -        3,036       15,737        6,782
Unrealized gain (loss) on derivatives           (1,309)           -      (26,235)     (11,306)
Realized gain (loss) on derivatives                  -        1,772        6,722        2,897
                                              --------    ---------      -------     --------
                                               (25,091)     (19,900)     (50,464)     (21,748)
                                              ========    =========      =======     ========

          The unrealized gain (loss) on derivative for the years ended December 31, 1999 and 2000 were determined based on the settlement value of the corresponding underlying, on an accrual basis.

 (25) OTHER NONOPERATING INCOME (EXPENSE), NET

                                            Year ended December 31,
                                    ------------------------------------------
                                      1999       2000         2001       2001
                                    -------     -------      ------     ------
                                       R$         R$           R$         US$
                                    -------     -------      ------     ------

Gain on property sale                     -           -       4,639       2,000
Other                                  (192)       (118)       (164)        (71)
                                    -------     -------      ------     -------
                                       (192)       (118)      4,475       1,929
                                    =======     =======      ======     =======

(26) LEASE-COMMITMENTS

     As of December 31, 2001, of the 69 car rental locations, 3 are located on real estate owned by the Company, 36 refer to airport concessions (under one to fifteen year renewable operating leases), 30 are located on real estate rented (under one to ten year renewable), including the Company's head office building. The amounts due under the remaining lease terms are distributed as follows:


                            Airport
       Years              Concessions         Real state
       -----              -----------         ----------
       2002                    2,422             2,728
       2003                      711             2,408
       2004                      405             1,575
       2005                      247               748
    After 2005                    15               458
                               -----             -----
                               3,800             7,917
                               =====             =====

     The airport concessions and the leased rental locations expensed during the years ended December 31, 1999, 2000 and 2001 amounted to R$5,036, R$5,589 and R$ 7,526, respectively.

     The guaranteed minimum lease payments to be received by the subsidiary Total Fleet from the operating leases of cars by the fleet management business are distributed as follow:


                         Years             Revenues
                         -----             --------
                         2002               96,631
                         2003               52,597
                         2004               13,525
                         2005                    7
                                            -------
                                            162,760
                                            =======

(27) SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

     The Company follows SFAS n(0) 131, "Disclosures about Segments of an Enterprise and Related Information". The statement requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance.

     The Company has identified four reportable operating segments: car rental, fleet management, franchising and used car sales. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Segment amounts disclosed are after intercompany elimination entries made in consolidation. The contribution of these segments, as well as "corporate and other" for each of the three years ended December 31, 2001 are summarized below:

                                                                          Year ended December 31,
                                                         ------------------------------------------------------
                                                         (As restated)   (As restated)
                                                         -------------   ------------
                                                             1999            2000            2001        2001
                                                         ----------       ---------       --------      -------
                                                              R$              R$              R$          US$
                                                         ----------       ---------       --------      -------
Net revenues-
   Car rental                                                94,014         112,254        144,253       62,167
   Fleet management                                          60,923         102,131        120,229       51,814
   Franchising                                                5,038           6,402          5,056        2,179
   Used car sales                                            84,702          89,287        150,907       65,035
                                                         ----------       ---------       --------      -------
                                                            244,677         310,074        420,445      181,195
                                                         ============     =========       ========      =======

Depreciation and amortization-
   Car rental                                                13,513          19,966         17,114        7,375
   Fleet management                                          17,586          29,837         26,881       11,585
   Other                                                      2,409           2,915          2,634        1,135
                                                         ----------       ---------       --------      -------
                                                             33,508          52,718         46,629       20,095
                                                         ==========       =========       ========      =======

Operating income-
   Car rental                                                30,109          30,180         49,113       21,166
   Fleet management                                          24,231          43,611         54,040       23,289
   Franchising                                                2,154           1,754          1,323          570
   Used car sales                                             5,963          18,959         18,565        8,000
   Corporate expenses                                        (8,126)         (9,927)       (14,037)      (6,049)
   Other depreciation                                        (2,409)         (2,915)        (2,634)      (1,135)
                                                         ----------       ---------       --------      -------
                                                             51,922          81,662        106,370       45,841
                                                         ==========       =========       ========      =======

Capital expenditures-
   Car rental                                                69,009         109,451        157,386       67,827
   Fleet management                                          92,792          79,219         96,599       41,630
   Corporate                                                    326             979            788          339
                                                         ----------       ---------       --------      -------
                                                            162,127         189,649        254,773      109,796
                                                         ==========       =========       ========      =======

Identifiable assets-
   Car rental                                               126,369         168,743        235,692      101,574
   Fleet management                                         116,621         153,074        185,875       80,105
   Used car sales                                             3,087           6,343         10,667        4,597
   Franchising                                                3,761           3,579          3,110        1,340
   Corporate                                                 58,116          72,800         60,547       26,093
                                                         ----------       ---------       --------      -------
                                                            307,954         404,539        495,891      213,709
                                                         ==========       =========       ========      =======

Identifiable revenue-earning vehicles-
   Car rental                                                76,425         117,718        169,368       72,991
   Fleet management                                         108,716         135,407        163,415       70,425
                                                         ----------       ---------       --------      -------
                                                            185,141         253,125        332,783      143,416
                                                         ==========       =========       ========      =======

     Enterprise wide geographic disclosures have not been presented as all significant operations and customers of Localiza an its subsidiaries are located in Brazil.

(28) FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING
        STANDARDS NOT YET IN EFFECT

     In June 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations". SFAS N(0) 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS N(0) 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company does not anticipate that this new standard will have any impact on its financial position or results of operations.

     In June 2001 the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS N(0) 142 is effective for fiscal years beginning after December 15, 2001. Early application of SFAS No. 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. With the adoption of SFAS N(0) 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. The Company anticipates that the adoption of this new standard will result in the discontinuation of annual goodwill amortization of R$1,143 in 2002. The Company does not anticipate that the adoption of this standard will have a significant effect on its financial position or results of operations.

     In June 2001 the FASB issued SFAS N(0) 143, "Accounting for Asset Retirement Obligations". The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. The Company plans to adopt this new standard in January 1, 2003. SFAS N(0) 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     In August 2001 the FASB issued SFAS N(0) 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. The Company plans to adopt this new standard in January 1, 2002. SFAS N(0) 144 supersedes SFAS N(0) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", although it retains the fundamental provisions of SFAS N(0) 121. SFAS N(0) 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     In April 2002, the FASB issued SFAS N(0) 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion 30 will now be used to classify those gains and losses. Statement 64 amended Statement 4, and is no longer necessary because Statement 4 has been rescinded. Statement 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement 44 is no longer necessary. SFAS 145 amends Statement 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS 145 also makes technical corrections to existing pronouncements. The Company does not believe the adoption of SFAS 145 will have a material impact on the Company's financial position, results of operations or cash flows.

(29) VALUATION AND QUALIFYING ACCOUNTS

Following are disclosures regarding the Company's valuation and qualifying accounts:

                                                   Year ended           Year ended          Year ended
                                                  December 31,         December 31,        December 31,
               Description                            1999                 2000                2001
----------------------------------------          ------------         ------------        ------------
Reserve for contingencies-
-------------------------
Balances as of beginning of the year                  14,030               17,044              21,162
     Charges to costs and expenses                     8,981                5,589               8,099
     Deductions                                       (5,967)              (1,471)             (2,224)
                                                  ----------           ----------          ----------
Balances as of end of the year                        17,044               21,162              27,037
                                                  ==========           ==========          ==========


                                                   Year ended           Year ended           Year ended
                                                  December 31,         December 31,         December 31,
               Description                            1999                 2000                 2001
----------------------------------------          ------------         ------------        ------------
Allowance for doubtful accounts-
-------------------------------
Balances as of beginning of the year                   2,787                2,433                3,053
     Charges to costs and expenses                     1,131                1,475                3,236
     Deductions                                       (1,485)                (855)              (2,134)
                                                  ----------           ----------           ----------
Balances as of end of the year                         2,433                3,053                4,155
                                                  ==========           ==========           ==========


(30) RESTATEMENT OF DECEMBER 31, 2000 AND 1999 AMOUNTS

     Subsequent to the filing of its December 31, 2000 financial statements, it was determined that the acquisition of their Senior Notes made in 1998 and 1999, pursuant to a "permitted investment" clause in the related indenture, should have been considered a debt extinguishment for accounting purposes. This determination was made based on guidance set forth in SFAS No. 125, "Accounting for transfers and servicing of financial assets and extinguishment of liabilities", replaced by SFAS No. 140. As a result, the Company's financial statements as of December 31, 2000 and for the two years then ended have been restated from previously reported amounts to reflect this change in accounting. A summary of the significant effects of this restatement is as follows:

Consolidated balance sheet-
---------------------------

                                                                           2000
                                                              ----------------------------
                                                                   As
                                                               previously            As
                                                                reported          restated
                                                              --------------    ----------
Available for sale market securities, at fair value              81,010            43,496
Other current assets                                             10,188             9,972
Other noncurrent assets                                           2,530             1,980
Total assets                                                    442,887           404,539

Interest payable on long-term debt                                4,956             3,662
Deferred income and social contribution taxes - current               -               649
Long-term debt                                                  195,540           144,504
Deferred income and social contribution taxes - noncurrent          810             3,657
Accumulated earnings                                             33,615            46,156
Cumulative other comprehensive income                             2,430               375
Shareholders' equity                                            153,568           164,054
Total liabilities and shareholders' equity                      442,887           404,539


Consolidated statements of income and other comprehensive income-
-----------------------------------------------------------------

                                                                                  December 31,
                                                            ------------------------------------------------------
                                                                      1999                         2000
                                                            --------------------------   -----------------------
                                                                As                            As
                                                            previously    As restated     previously      As
                                                             reported                      reported    restated
                                                            ----------    -----------     ----------   --------
Financial expense, net                                       (29,360)      (25,091)        (19,841)      (19,900)
Deferred income and social contribution taxes                 (4,822)       (5,890)           (504)         (489)
Extraordinary gain, net                                            -         1,394               -             -
Net income                                                    15,336        19,931          44,699        44,655
Total change in market value of marketable securities          2,341           871           3,935         2,666
Unrealized gains on marketable securities                      2,341           871             899         (370)
Deferred income and social contribution taxes on
    unrealized gains                                            (585)         (218)           (225)          92
Other comprehensive income                                     1,756           653             674         (278
Comprehensive income                                          17,092        20,584          45,373       44,377


Consolidated statements of cash flows-
--------------------------------------

                                                                             December 31,
                                                            ----------------------------------------------------
                                                                      1999                         2000
                                                            -------------------------     ----------------------
                                                                As                            As
                                                            previously    As restated     previously       As
                                                             reported                      reported     restated
                                                            ----------    -----------     ----------   ---------

Cash flows from operating activities                          (6,993)       (2,436)          6,727        11,511
Cash flows from investing activities                         (19,483)      (21,705)          7,279         2,570
Cash flows from financing activities                         (24,071)      (26,406)          1,458        1,383



                                                * * * * * * * * * * *

                                                                                                              27

Total Fleet S.A.

Financial Statements Together with Report of Independent Public Accountants

Expressed in Brazilian reais


As of December 31, 2000 and 2001 and for the three years in the period ended December 31, 2001.

Report of Independent Public Accountants

To the Shareholders of

Total Fleet S.A.:


      (1) We have audited the accompanying balance sheets of TOTAL FLEET S.A. (a Brazilian corporation and a wholly owned subsidiary of Localiza Rent a Car S.A.) as of December 31, 2000 and 2001 and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, expressed in Brazilian reais. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     (2) We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     (3) In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Total Fleet S.A. as of December 31, 2000 and 2001, the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

     (4) Also, in our opinion, the amounts in the accompanying financial statements as of and for the year ended December 31, 2001, translated into U.S. dollars, have been computed on the basis set forth in Note 2 (c).


/s/ DELOITTE TOUCHE TOHMATSU

Belo Horizonte, Brazil,
    June 3, 2002

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - DECEMBER 31, 2000 AND 2001

           (Stated in thousands of Brazilian reais and U.S. dollars)


                                 A S S E T S

                                                          December 31,
                                             ---------------------------------
                                               2000         2001         2001
                                             -------      -------      -------
                                                R$           R$          US$
                                             -------      -------      -------
CURRENT ASSETS:
    Cash and cash equivalents                 12,094        8,143        3,509
    Accounts receivable, net                  13,547       16,759        7,222
    Revenue-earning vehicles, net             50,087       60,480       26,065
    Deferred income and social
     contribution taxes                          287          140           60
    Recoverable taxes                              -        3,670        1,581
    Other                                        179          192           83
                                             -------      -------      -------
                                              76,194       89,384       38,520
                                             -------      -------      -------
NONCURRENT ASSETS:
    Accounts receivable, net                       -          737          318
    Revenue-earning vehicles, net             85,320      102,935       44,360
    Escrow deposits                              395          629          271
    Deferred income and social
     contribution taxes                          403          354          153
                                             -------      -------      -------
                                              86,118      104,655       45,102
                                             -------      -------      -------

OFFICE EQUIPMENT, NET                            257          387          167
                                             -------      -------      -------
                             Total assets    162,569      194,426       83,789
                                             =======      =======      =======

     The accompanying notes are an integral part of these balance sheets.

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - DECEMBER 31, 2000 AND 2001

           (Stated in thousands of Brazilian reais and U.S. dollars)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                          December 31,
                                             ---------------------------------
                                               2000         2001         2001
                                             -------      -------      -------
                                                R$           R$          US$
                                             -------      -------      -------

CURRENT LIABILITIES:
    Loans and financing                        4,240        4,745        2,045
    Accounts payable                           8,518        5,882        2,535
    Payroll and related charges                1,176        1,302          561
    Income and social contribution taxes       1,385            -            -
    Deferred income and social contribution
     taxes                                         -          742          320
    Taxes, other than on income                  412          381          164
    Advances from customers                      470          139           60
    Accounts payable to related parties and
     others                                      963        2,713        1,169
                                             -------      -------      -------
                                              17,164       15,904        6,854
                                             -------      -------      -------

NONCURRENT LIABILITIES:
    Reserve for contingencies                    492        1,262          544
    Deferred income and social contribution
     taxes                                         -        1,264          545
    Advances from customers                      409            -            -
    Other                                        235          134           57
                                             -------      -------      -------
                                               1,136        2,660        1,146
                                             -------      -------      -------

SHAREHOLDERS' EQUITY:
    Capital stock                            110,134      121,014       52,152
    Accumulated earnings                      34,135       54,848       23,637
                                             -------      -------      -------
                                             144,269      175,862       75,789
                                             -------      -------      -------
       Total liabilities and shareholders'
          equity                             162,569      194,426       83,789
                                             =======      =======      =======

     The accompanying notes are an integral part of these balance sheets.

                                      TOTAL FLEET S.A.

                                    STATEMENTS OF INCOME

                    FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                  (Stated in thousands of Brazilian reais and U.S. dollars)


                                                               December 31,
                                             ----------------------------------------------
                                              1999          2000         2001        2001
                                             -------      -------      -------      -------
                                               R$            R$           R$          US$
                                             -------      -------      -------      -------
NET REVENUES:
    Fleet management                          60,894      102,174      120,463       51,915
    Used car sales                            28,105       28,914       53,494       23,054
                                             -------      -------      -------      -------
       Total net revenues                     88,999      131,088      173,957       74,969
                                             -------      -------      -------      -------

EXPENSES AND COSTS:
    Direct operating                         (12,538)     (18,156)     (28,331)     (12,209)
    Cost of used car sales                   (22,838)     (20,722)     (39,165)     (16,879)
    Taxes on revenues                         (2,581)      (4,444)      (5,387)      (2,322)
    Selling, general and administrative      (10,822)     (12,649)     (15,364)      (6,621)
    Depreciation of vehicles                 (17,586)     (29,837)     (26,881)     (11,585)
    Other depreciation and amortization          (78)         (98)        (128)         (55)
                                             -------      -------      -------      -------
       Total operating expenses and costs    (66,443)     (85,906)    (115,256)     (49,671)
                                             -------      -------      -------      -------
       Operating income                       22,556       45,182       58,701       25,298
                                             -------      -------      -------      -------

FINANCIAL INCOME (EXPENSE), NET              (14,760)          (5)         160           69
OTHER NONOPERATING INCOME (EXPENSE), NET           -          (69)           1            -
                                             -------      -------      -------      -------
       Income before taxes                     7,796       45,108       58,862       25,367
                                             -------      -------      -------      -------

INCOME AND SOCIAL CONTRIBUTION TAXES:
    Current                                   (1,167)     (15,292)     (13,147)      (5,666)
    Deferred                                     551          139       (2,202)        (949)
                                             -------      -------      -------      -------
                                                (616)     (15,153)     (15,349)      (6,615)
                                             -------      -------      -------      -------
       Net income                              7,180       29,955       43,513       18,752
                                             =======      =======      =======      =======

                The accompanying notes are an integral part of these statements.

                                TOTAL FLEET S.A.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                    (Stated in thousands of Brazilian reais)


                                             Capital    Accumulated
                                              stock       earnings      Total
                                             -------    -----------    -------

BALANCE DECEMBER 31, 1998                         10            -           10
Capital increase (Note 1)                    102,964            -      102,964
Interest on capital (Note 14b)                     -       (3,000)      (3,000)
Net income                                         -        7,180        7,180
                                             -------      -------      -------
BALANCE DECEMBER 31, 1999                    102,974        4,180      107,154
Capital increase (Note 1)                      7,160            -        7,160
Net income                                         -       29,955       29,955
                                             -------      -------      -------
BALANCE DECEMBER 31, 2000                    110,134       34,135      144,269
Capital increase (Note 1)                     10,880            -       10,880
Dividends paid (Note 14b)                          -      (10,000)     (10,000)
Interest on capital (Note 14b)                     -      (12,800)     (12,800)
Net income                                         -       43,513       43,513
                                             -------      -------      -------
BALANCE DECEMBER 31, 2001                    121,014       54,848      175,862
                                             =======      =======      =======


       The accompanying notes are an integral part of these statements.

                                                                                   Page 1/2

                                      TOTAL FLEET S.A.

                                  STATEMENTS OF CASH FLOWS

                    FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                  (Stated in thousands of Brazilian reais and U.S. dollars)

                                                        Year ended December 31,
                                             ----------------------------------------------
                                              1999          2000         2001         2001
                                             -------      -------      -------      -------
                                               R$            R$           R$          US$
                                             -------      -------      -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                 7,180       29,955       43,513       18,752
    Non-cash adjustments-
       Depreciation and amortization          17,664       29,935       27,009       11,640
       Vehicles written off as a result
         of theft                                387          970        1,364          588
       Deferred taxes on income                 (551)        (139)       2,202          949
       Provision for contingencies               338          293          782          337
       Unrealized loss on derivative               -            -           67           29
       Accrued interest expense                  169           47          677          292
       Accrued interest income                     -          (38)          (4)          (2)
       Allowance for doubtful accounts           143          530          385          166
       Other                                       -           18         (101)         (44)
                                             -------      -------      -------      -------
                                              25,330       61,571       75,894       32,707
                                             -------      -------      -------      -------
(Increase) decrease in assets:
    Accounts receivable                       (4,655)      (9,565)      (4,334)      (1,868)
    Revenue-earning vehicles-
       New acquisitions                      (92,560)     (79,053)     (96,341)     (41,519)
       Cost of used cars sales                23,499       21,555       40,088       17,276
   Escrow deposits                              (187)        (170)        (234)        (101)
   Recoverable taxes                               -            -       (3,670)      (1,581)
   Other                                        (212)         228           (9)          (4)
                                             -------      -------      -------      -------
                                             (74,115)     (67,005)     (64,500)     (27,797)
                                             -------      -------      -------      -------

Increase (decrease) in liabilities:
    Accounts payable                           2,598        6,277       (2,636)      (1,136)
    Payroll and related charges                1,396         (740)         126           54
    Income and social contribution taxes           -        1,190       (1,385)        (597)
    Taxes, other than on income                  438           16          (31)         (13)
    Advances from customers                   (2,189)      (1,985)        (740)        (319)
    Reserve for contingencies                      -         (186)         (12)          (5)
    Other                                          -          813         (237)        (102)
                                             -------      -------      -------      ------
                                               2,243        5,385       (4,915)      (2,118)
                                             -------      -------      -------      -------
Net cash provided by (used in) operating
     activities                              (46,542)         (49)       6,479        2,792
                                             =======      =======      =======      =======


                                                                                   Page 2/2

                                      TOTAL FLEET S.A.

                                  STATEMENTS OF CASH FLOWS

                    FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                  (Stated in thousands of Brazilian reais and U.S. dollars)


                                                        Year ended December 31,
                                             ----------------------------------------------
                                              1999          2000         2001         2001
                                             -------      -------      -------      -------
                                               R$            R$           R$          US$
                                             -------      -------      -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to office equipment                (271)        (165)          (258)      (111)
                                             -------      -------      ---------    ---------
Net cash used in investing activities           (271)        (165)          (258)      (111)
                                             -------      -------      ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Short-term loans-
       New proceeds                           16,595       38,708         41,403     17,843
       Repayments                            (13,630)     (37,433)       (41,575)   (17,917)
   Transactions with related parties-
       Proceeds                                    -            -          1,920        827
       Capital increase                       50,711        7,160         10,880      4,689
       Dividends paid                              -            -        (10,000)    (4,310)
       Interest on capital                    (3,000)           -        (12,800)    (5,516)
                                             -------      -------      ---------    -------
Net cash provided by (used in) financing
     activities                               50,676        8,435        (10,172)    (4,384)
                                             -------      -------      ---------    -------

NET INCREASE IN CASH AND CASH EQUIVALENTS      3,863        8,221         (3,951)    (1,703)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR
                                                  10        3,873         12,094      5,212
                                             -------      -------      ---------    -------
CASH AND CASH EQUIVALENTS AT END OF YEAR       3,873       12,094          8,143      3,509
                                             =======      =======      =========    =======

Supplemental disclosures of cash flow information-

Cash paid during the year for:
   Interest                                      145          416          715          308
   Income and social contribution taxes          954       14,053       16,410        7,072
                                             -------      -------      -------      -------
                                               1,099       14,469       17,125        7,380
                                             =======      =======      =======      =======

Supplemental information of non-cash
    financing activities-

Capitalization of indebtedness                (5,382)           -            -            -
Capitalization of vehicles                    55,866            -            -            -
Capitalization of assets other than vehicles   1,769            -            -            -
                                             -------      -------      -------      -------
                                              52,253            -            -            -
                                             =======      =======      =======      =======


               The accompanying notes are an integral part of these statements.

                                TOTAL FLEET S.A.

                       NOTES TO THE FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 2000 AND 2001

             (Amounts expressed in thousands of Brazilian reais and

                   U.S. dollars, unless otherwise indicated)



(1) THE COMPANY AND ITS OPERATIONS

     Total Fleet S.A. ("the Company" or "Total Fleet") is a Brazilian closely held corporation and a wholly owned subsidiary of Localiza Rent a Car S.A. ("Localiza"), formed on December 1, 1997, and formerly named Smart Fleet Management S.A.. The Company initiated its operations on January 1, 1999. Before that date, fleet management operations were carried on by Localiza.

     The Company leases cars to corporations under contracts which can be canceled within 30 days advance notice and payment of charges equivalent to 30% to 50% of the contracts' remaining payments, depending on terms and renewal covenants. The lease period for new cars varies from 12 to 48 months with an average of 36 months. On December 31, 2001, the fleet was composed of 12,300 vehicles (10,850 in 2000).

     Fleet management maintenance and insurance costs are shared between the Company and the lessee in a proportion agreed by the parties (individually contracted).

     Total Fleet provides maintenance and technical assistance to the customers through contracted service providers.


     The Company uses the administrative and advertisement structure of Localiza, as well as the intermediation services of purchase and sale of vehicles and accessories is rendered by Prime - Prestadora de Servicos S/C Ltda. ("Prime"), a subsidiary of Localiza.

     (a) Capital increases-

     On January 1, 1999, Localiza increased the Company's capital with assets (R$34,976, including R$33,206 in vehicles) and R$5,382 in liabilities (including R$4,648 in advances from customers). The amounts corresponded to book value in Localiza as of December 31, 1998.

     During the first quarter of 1999, Localiza increased the Company's capital with cash in the amount R$5,093.

     On January 1, 1999, Localiza sold part of its fleet to the Company at net book value, in the amount of R$22,660. To fund such acquisition, the Company assumed indebtedness of Localiza, subject to exchange rate variation.

     As of January 31, 1999, Localiza capitalized the indebtedness arising from the aforementioned car sale, in the amount of R$37,657, in addition to R$600 in cash. During 1999, Localiza made several advances for future capital increases, all of them capitalized on December 31, 1999, amounting to R$27,470, in addition to R$2,550 of capitalized interest on capital, net of the income tax withheld.

     On September 30, 2000, advances for future capital increase, in the amount of R$7,160, were fully capitalized by Localiza.

     On December 31, 2001, the shareholders increased the capital, in the amount of R$10,880, correspondent to interest on capital, net of the income tax withheld.


(2) BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

     (a) Accounting records-

     The Company's accounting records are maintained in Brazilian reais (R$), based on the criteria prescribed by the Brazilian Corporate Law. The financial statements prepared based on such accounting records and the Corporate Law criteria (Corporate Law Method financial statements) are the basis for determining income taxes and shareholders' rights, such as the computation of dividends.

     (b) Presentation of the financial statements-

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain aspects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting principles generally accepted in Brazil or for other statutory purposes in Brazil. Therefore, shareholders' equity and net income included in these financial statements differ from those included in the statutory accounting records as a result of adjustments made to reflect the requirements of accounting principles generally accepted in the United States of America.

     (c) Translation of balances from Brazilian reais to U.S. dollars-

     The accompanying financial statements in Brazilian reais were translated into U.S. dollars at the rate of R$2.3204 to US$1.00, the selling Commercial Market exchange rate reported by the Central Bank of Brazil, for December 31, 2001. Such translation was made solely for the convenience of the readers and should not be construed as a representation that the Brazilian reais amounts could have been converted into U.S. dollars at this or any other rate.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, based on the following accounting policies:

(a) Cash and cash equivalents-- Stated at cost plus interest earned to the balance sheet dates.

(b) Allowance for doubtful accounts-- Provided in an amount considered sufficient to cover probable losses on accounts receivable, considering past experience, the current financial situation of the Company's customers and the status of past-due receivables.

(c) Revenue-earning vehicles-- Comprised of fleet management vehicles, stated at acquisition cost, less accumulated depreciation. Depreciation is computed based on annual rates that are intended to measure the reduction necessary to approximate a vehicle's market value (determined by manufacturer, model and acquisition date) at the end of the estimated average holding period of the vehicle and also includes the selling costs of the vehicle. The average annual rates of depreciation applied for 2000 and 2001 were 19.3% and 13.8%, respectively. The Company, in order to reflect the higher depreciation of the vehicles during their earlier useful lives, adopted the sum-of-the-years-digits method, computed on a quarterly basis for all periods presented.

     The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the anticipated undiscounted cash flow from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using discounted anticipated cash flows. No impairment losses have been recorded for any of the periods presented.

(d) Office equipment-- Stated at acquisition cost. Depreciation is calculated using the straight-line method at the annual rate of 20% for computers and 10% for other items. Leasehold improvements are amortized over the lower of the estimated useful life of the related asset or the term of the rental contracts.

(e) Auto liability claims, property damage and theft-- The Company accrues for possible bodily injury and death claims based on legal counsel's opinion of the eventual outcome of claims existing at period end. The Company does not contract insurance for the risks involving vehicle collision damage and theft; losses are recorded as incurred. Historically, losses have not been significant to the operations. Management does not expect material losses in the future, based on industry experience in Brazil.

(f) Income and social contribution taxes-- The Company accounts for income taxes under the provisions of SFAS n(0).109, "Accounting for Income Taxes", which requires the application of the comprehensive liability method of accounting for income taxes. SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

     Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS n(0).109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income for the period that includes the enactment date.

     Deferred tax assets are reduced through the recognition of a valuation allowance, as appropriate, if, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized.

(g) Assets and liabilities denominated in foreign currencies or subject to monetary restatement-- Assets and liabilities denominated in foreign currencies are adjusted based on the exchange rate reported by the Central Bank of Brazil at each balance sheet date. Those denominated in reais, and contractually or legally subject to indexation, are restated at the balance sheet date by using the related index. Exchange gains and losses and monetary variation gains and losses are recorded in the profit and loss account.

(h) Revenues and expenses recognition-- Revenues from renting vehicles to customers principally result from operating leases with fixed monthly payments and are recognized as earned over the term of the lease. Revenues from used car sales are recorded upon delivery of the car. Expenses are recorded as incurred.

(i)  Advertising costs-- Advertising costs are expensed when incurred (Note
     15). No advertising costs have been deferred at the balance sheet dates herein.

(j) Use of estimates-- The preparation of financial statements in accordance with generally accepted accounting principles requires that the Company makes estimates and use assumptions, in its best judgement, that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues, costs and expenses during the reporting periods. Significant estimates are used when accounting for allowance for doubtful accounts, depreciation of revenue-earning vehicles, income taxes, including recognition of valuation allowances, and contingencies, among others. Actual results in the future may differ from the estimates included in these financial statements.

(k) Interest on capital-- Interest paid to shareholders', calculated in accordance with Law n(0) 9,249/95, was recorded in the Company's books in the income statement under financial expenses, as determined by tax legislation. For presentation in the financial statements, interest paid on capital was presented as a charge to retained earnings.

(l) Reclassifications in 1999 and 2000-- Certain amounts have been reclassified to conform with the 2001 presentation, mainly related to the taxes on revenues reclassified from net revenues, in accordance with interpretations of EITF (FASB Emerging Task Force) 01-14 and 99-19.

(4) CASH AND CASH EQUIVALENTS

                                                       December 31,
                                             ---------------------------------
                                               2000         2001         2001
                                             -------      -------      -------
                                                R$           R$           US$
                                             -------      -------      -------

Cash                                             125          577          249
Cash equivalents-
    Federal treasury bonds                     4,717        1,324          570
    Bank certificates of deposit               6,786        5,054        2,178
    Other                                        466        1,188          512
                                             -------      -------      -------
                                              12,094        8,143        3,509
                                             =======      =======      =======

     All cash and cash equivalents are denominated in reais. Cash and cash equivalents represent highly liquid investments that are readily convertible to known amounts of cash without any penalty or loss of market rate interest.

(5) ACCOUNTS RECEIVABLE, NET

                                                       December 31,
                                             ---------------------------------
                                               2000         2001         2001
                                             -------      -------      -------
                                                R$           R$           US$
                                             -------      -------      -------
Fleet management                              12,131       14,573        6,280
Used car sales                                 2,089        3,981        1,716
                                             -------      -------      -------
                                              14,220       18,554        7,996
Allowance for doubtful accounts                 (673)      (1,058)        (456)
                                             -------      -------      -------
                                              13,547       17,496        7,540
Non-current assets                                 -          737          318
                                             -------      -------      -------
Current assets                                13,547       16,759        7,222
                                             =======      =======      =======

     Revenues from one customer of the Company represents approximately 13% of the company's revenue.

(6) REVENUE-EARNING VEHICLE, NET

     Represented by vehicles used in fleet management operations and vehicles to be sold as follows:

                                                         December 31,
                                             ---------------------------------
                                              2000          2001         2001
                                             -------      -------      -------
                                               R$            R$           US$
                                             -------      -------      -------
Vehicles available for sale-
    Cost                                       5,432       13,934        6,005
    Accumulated depreciation                  (1,755)      (4,079)      (1,758)
                                             -------      -------      -------
                                               3,677        9,855        4,247
Revenue-earning vehicles-
    Cost                                     172,828      196,478       84,674
    Accumulated depreciation                 (41,098)     (42,918)     (18,496)
                                             -------      -------      -------
                                             131,730      153,560       66,178
                                             -------      -------      -------
                                             135,407      163,415       70,425
    Current assets                            50,087       60,480       26,065
                                             -------      -------      -------
    Noncurrent assets                         85,320      102,935       44,360
                                             =======      =======      =======

     Operating vehicles are classified as current assets when the respective replacement and sale are expected to occur within 12 months, and as noncurrent assets, when the vehicles are expected to be replaced and sold after this 12-month period.

     Management periodically reviews depreciable lives and rates for adequacy based on a variety of factors including general economic conditions, projected sales price and estimated holding period of the vehicles. During 2001, certain projected sales price being used to compute the provision for depreciation of revenue earning vehicles were reviewed resulting in changes in the estimated residual values to be realized when the vehicle is sold. Consequently, depreciation of revenue earning vehicles for the year ended December 31, 2001 decreased approximately R$4,300. The effects of the periodic review in 2000 and 1999 are not significant. Maintenance and repair are charged to operations currently.

(7) ESCROW DEPOSITS

                                                       December 31,
                                             ---------------------------------
                                              2000          2001         2001
                                             -------      -------      -------
                                               R$             R$         US$
                                             -------      -------      -------
PIS (tax on revenues)                             39           39           17
PIS (tax on other revenues)                       22           54           23
COFINS (tax on other revenues)                   102          248          107
SEST/SENAT                                       118          118           51
SAT                                              102          158           68
Other                                             12           12            5
                                             -------      -------      -------
                                                 395          629          271
                                             =======      =======      =======

     These deposits were primarily made in connection with pending litigation. Related reserves for contingencies have been recognized (Note 12), where applicable.

(8) OFFICE EQUIPMENT, NET

                                                            December 31,
                                             ---------------------------------
                                              2000          2001         2001
                                             -------      -------      -------
                                               R$            R$          US$
                                             -------      -------      -------
Computer equipment and software                  315          455          196
Furniture and fixtures                            67          130           56
Other                                             54          110           48
                                             -------      -------      -------
                                                 436          695          300
Accumulated depreciation and amortization       (179)        (308)        (133)
                                             -------      -------      -------
                                                 257          387          167
                                             =======      =======      =======

(9) LOANS AND FINANCING

     As of December 31, 2001, aiming at improving cash management, the Company had "Compror" loans indexed to the U.S. dollar, plus average spread of 8.65% p.a., in the principal amounts of US$2,033, obtained from Brazilian financial institutions, without collateral and due up to April 2002. The facilities were obtained in foreign currency aiming at reducing the costs of the financing.

     As of December 31, 2001, the aforementioned financing balance, including interest incurred in the period, amounted to R$4,745.

     As of December 31, 2000, the total balance of R$4,240 consisted of principal of short-term financing - COMPROR plus interests accrued in accordance with the local market interest rate (CDI-Interbank Certificate of Deposit) plus spread of 2.06% p.a. in average. Such unsecured financing was obtained from Brazilian financial institutions and normally contracted at a maximum 15-day period. The facilities were used to improve cash flow management.

     The Company is a subsidiary guarantor of Localiza's Senior Notes program, which are unsecured obligations of Localiza, at the amount of US$100 million, maturing on October 1, 2005. As a consequence, the Company is subject to certain restrictions contained in the Senior Notes program. These restrictive covenants will limit, except in certain circumstances, the ability of Localiza and subsidiaries to, among other things, declare any dividend or other similar distribution, make certain stock repurchases, make certain payments on subordinated indebtedness or make certain investments if, after giving effect to such actions, (i) a default or event of default under the Senior Notes indenture would have occurred and be continuing, (ii) Localiza and subsidiaries would be unable to incur additional indebtedness under the debt incurrence ratio test set forth in the indenture or (iii) the amount of all such payments exceeds an aggregate threshold amount. A default or event of default includes the failure of Localiza or its subsidiaries to observe or perform any covenant, whose covenants include limitations on the ability of the Localiza and subsidiaries to (i) incur certain additional indebtedness, (ii) create certain liens, (iii) enter into certain transactions with affiliates, (iv) engage in certain sale and leaseback transactions and (v) enter into certain merger, acquisition or sale transactions.

     Management believes to be in compliance with all covenants stated above.

(10) ACCOUNTS PAYABLE

     As of December 31, 2001, the balance of R$5,882 (R$8,518 in 2000) was comprised of R$2,015 (R$6,062 in 2000) related to amounts payable to car suppliers, without interest. The remaining balance principally relates to other suppliers for maintenance services, spare parts and rentals.

(11) PAYROLL AND RELATED CHARGES

                                                       December 31,
                                             ---------------------------------
                                               2000         2001         2001
                                             -------      -------      -------
                                                R$           R$          US$
                                             -------      -------      -------
Accrued vacation                                 252          295          127
Provision for employees' participation
     in profit                                   748          875          377
INSS (Social security contribution)               90           65           28
FGTS (Severance indemnity fund)                   20           20            9
Other                                             66           47           20
                                             -------      -------      -------
                                               1,176        1,302          561
                                             =======      =======      =======

     The Company pays bonuses based on profits to employees on a six-months basis, according to their position and performance evaluations.

(12) RESERVE FOR CONTINGENCIES

                                                           December 31,
                                             ---------------------------------
                                               2000         2001        2001
                                             -------      -------      -------
                                                R$           R$          US$
                                             -------      -------      -------
PIS (tax on revenues)                             39           39           17
PIS (tax on other revenues)                       26           57           24
COFINS (tax on other revenues)                   121          264          114
ISS                                                -          440          190
SEST/SENAT                                       146          216           93
SAT                                              107          163           70
Other                                             53           83           36
                                             -------      -------      -------
                                                 492        1,262          544
                                             =======      =======      =======

     The Company is a claimant in some lawsuits and has recognized the above reserves based on the opinion of its legal and tax counsel.

o PIS and COFINS- The Company has pending litigation contesting these taxes in the amount of R$360 (R$186 in 2000), of which R$341 (R$163 in 2000) are deposited in an escrow account.

o ISS on rentals- Since July 2001, the Company has been contesting the charge of this tax on its rental revenues. As of December 31, 2001, the contingency reserve amounts to R$440.

o SEST/SENAT and SAT- The Company has pending litigation contesting these payroll-related taxes. These contingencies reserves amount to R$379 (R$253 in 2000) as of December 31, 2001, of which R$276 (R$220 in 2000) are deposited in an escrow account.

     Accruals for the aforementioned tax contingencies are determined based on an analysis of the pending claims, as well as on the potential risks involved.

     The Company's management, based on the opinion of legal and tax counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations and believes that no additional accrual for the mentioned reserves is required.

(13) INCOME AND SOCIAL CONTRIBUTION TAXES

(a)      Deferred income and social contribution taxes-

     Temporary differences which give rise to deferred tax assets and liabilities are as follows:

                                                       December 31,
                                             ---------------------------------
                                               2000         2001        2001
                                             -------      -------      -------
                                                R$            R$          US$
                                             -------      -------      -------
Deferred tax assets:
    Depreciation                                 335            -            -
    Allowance for doubtful accounts              163          140           60
    Reserve for contingencies                    112          299          129
    Other temporary difference                    80           55           24
                                             -------      -------      -------
                                                 690          494          213
    Current portion                              287          140           60
                                             -------      -------      -------
    Long-Term portion                            403          354          153
                                             =======      =======      =======

                                                       December 31,
                                             ---------------------------------
                                               2000         2001         2001
                                             -------      -------      -------
                                                R$           R$          US$
                                             -------      -------      -------
Deferred tax liabilities:
    Depreciation                                   -        2,006          865
                                             -------      -------      -------
                                                   -        2,006          865
    Current portion                                -          742          320
                                             -------      --------     -------
    Long-Term portion                              -        1,264          545
                                             =======      ========     =======

     The Company's management believes, based on projections of future taxable income, that it is more likely than not that the deferred income and social contribution taxes assets will be realized.

     (b) Income and social contribution taxes-

     Income and social contribution taxes at nominal rates are reconciled to the amount reported as income tax expense in the financial statements, as follows:

                                                        Year ended December, 31
                                             ----------------------------------------------
                                              1999         2000         2001         2001
                                             ----------------------------------------------
                                               R$            R$           R$          US$
                                             -------      -------      -------      -------
Income before taxes                            7,796       45,108       58,862       25,367
Nominal rate                                      37%          34%          34%          34%
                                             -------      -------      -------      -------
Income taxes at nominal rate                  (2,885)     (15,337)     (20,013)      (8,625)
Deferred income taxes on adjustment
     between BRGAAP and USGAAP                   696            -            -            -
Social contribution offset against COFINS        316            -            -            -
Interest on capital                            1,110            -        4,352        1,876
Fiscal incentives                                  -          218          225           97
Other                                            147          (34)          87           37
                                             -------      -------      -------      -------
                                                (616)     (15,153)     (15,349)      (6,615)
                                             =======      =======      =======      =======


                                                                                          9

     The tax rates for the periods are:

  Income tax                                                         15%
  Additional income tax (for the taxable income exceeding R$240)
                                                                     10%

  Social contribution tax-
     - from January 1 through April 30, 1999                          8%
     - from May 1 through January 31, 2000                           12%
     - from February 1 through December 31, 2002                      9%
     - after January 1, 2003                                          8%

(14) SHAREHOLDERS' EQUITY

     (a) Capital stock-

     As of December 31, 2001, capital stock as per the statutory records was represented by R$123,060 (R$112,180 in 2000) corresponding to 109,630,000 issued outstanding nominative common shares, without par value, owned by Localiza Rent a Car S.A..

     (b) Dividends-

     In accordance with Brazilian Corporate Law, the Company's bylaws requires the Company's shareholders be paid a minimum annual dividend of 25% of adjusted net profit. However, upon the vote of 100% of the shareholders present at the general shareholders meeting, such shareholders may declare a lower dividend or decide not to declare dividends.

     Brazilian legislation permits dividend payments limited to the accumulated earnings in the statutory financial statements prepared in accordance with Brazilian Corporate Law. For the years ended in 1999, 2000 and 2001, the Company's net income in accordance with Brazilian Corporate Law was R$5,810, R$29,928 and R$38,791, respectively, and the accumulated earnings available for payment of dividends were R$5,519, R$30,951 and R$45,002, respectively. In April 16, 2001, the shareholders' meeting approved the payment of dividends in the amount of R$10,000. The appropriation of the Company's net income for 2001 will be determined in the annual shareholders' meeting in 2002.

     The interest on capital paid in 1999 and 2001, amounting to R$3,000 and R$12,800, respectively, were approved by the Extraordinary General Shareholders' meetings held on November 30, 1999, December 31, 1999 and December 28, 2001. As also approved by the meetings mentioned above, the shareholders decided to contribute to capital the amount related to interest on capital, net of the corresponding income tax withheld. The Company has not paid interest on capital in 2000.

     The interest on capital was paid pursuant to Article n(0) 9 of Law n(0) 9,249, of December 26, 1995, and amendments introduced by Article n(0) 78 of Law n(0) 9,430, of December 27, 1996. Interest was calculated based on shareholders' equity, is limited to the variation of the Long-term Interest Rate (TJLP), and is deductible for income tax purposes.

(15) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                            Year ended December, 31
                                             ----------------------------------------------
                                              1999          2000         2001        2001
                                             -------      -------      -------      -------
                                               R$            R$           R$          US$
                                             -------      -------      -------      -------
 Payroll and related charges                  (5,151)      (6,053)      (3,280)      (1,414)
 Employees' profit sharing                      (611)        (925)        (918)        (396)
 Outside services                             (2,148)      (2,946)      (4,383)      (1,889)
 Rentals                                        (106)        (257)        (319)        (137)
 Travel                                         (120)        (178)        (146)         (63)
 Advertising                                    (353)        (442)        (109)         (47)
 Maintenance and office supplies                (634)      (1,000)      (1,196)        (515)
 Provision for doubtful accounts                (165)        (581)        (430)        (185)
 Fiscal incentives                               (29)        (262)        (388)        (167)
 Intercompany allocation of administrative,
    selling and other expenses                (1,167)         363       (3,990)      (1,720)
 Other                                          (338)        (368)        (205)         (88)
                                             -------      -------      ---------    -------
                                             (10,822)     (12,649)     (15,364)      (6,621)
                                             =======      =======      =========    =======

     As of December 31, 1999 and 2000 the expenses related to management compensation and administrative employees payroll were directly paid by Total Fleet and recorded in its results.

     In December 31, 2000, the Company transferred administrative employees and executive committee members to the Localiza payroll. As from that date, payroll and management compensation expenses began to be reimbursed to Localiza by the Company, according to a previously-defined allocation criteria.

(16) FINANCIAL INCOME (EXPENSE), NET

                                                        Year ended December, 31
                                             -----------------------------------------------
                                               1999        2000         2001         2001
                                             -------      -------      -------      -------
                                                R$           R$           R$          US$
                                             -------      -------      -------      -------
Interest income                                  832        1,036        1,726          744
Interest expense                                (820)      (1,007)      (1,376)        (593)
Tax on financial revenues                        (29)         (38)         (64)         (28)
Net monetary variation and exchange
     gain (loss)                             (14,743)           4          (59)         (25)
Unrealized loss on derivative                      -            -          (67)         (29)
                                             -------      -------      -------      -------
                                             (14,760)          (5)         160           69
                                             =======      =======      =======      =======


                                                                                         11

(17) TRANSACTIONS WITH RELATED PARTIES

         The main balances and transactions with related parties are as follows:

                                                        Year ended December, 31
                                             -----------------------------------------------
                                               1999        2000         2001         2001
                                             -------      -------      -------      -------
                                                R$           R$           R$          US$
                                             -------      -------      -------      -------
  Accounts receivable-
     Localiza Rent a Car S.A.                                  54          188           81
     Localiza System Ltda.                                      4            3            1
     Prime - Prestadora de Servicos S/C Ltda.                   -            2            1
                                                          -------      -------      -------
                                                               58          193           83
                                                          =======      =======      =======
  Accounts payable-
     Localiza Rent a Car S.A.                               1,631        2,725        1,174
     Prime - Prestadora de Servicos S/C Ltda.                 229          269          116
                                                          -------      -------      -------
                                                            1,860        2,994        1,290
                                                          =======      =======      =======
  Fleet management revenues-
     Localiza Rent a Car S.A.                      -            -          169           73
     Localiza System Ltda.                         -           43           49           21
     Prime - Prestadora de Servicos S/C Ltda.      -            -           16            7
                                             -------      -------      -------      -------
                                                   -           43          234          101
                                             =======      =======      =======      =======
  Direct operating costs-
     Localiza Rent a Car S.A.                  1,360        1,565        1,606          692
                                             =======      =======      =======      =======
  Advertising, promotion and selling
    expenses-
     Localiza Rent a Car S.A.                  1,076         (404)         652          281
     Localiza System Ltda.                         -            4            -            -
     Prime - Prestadora de Servicos S/C Ltda.  1,802        2,319        3,755        1,618
                                             -------      -------      -------      -------
                                               2,878        1,919        4,407        1,899
                                             =======      =======      =======      =======
  Administrative expenses-
     Localiza Rent a Car S.A.                     91          147        3,462        1,492
                                             =========    ========     ========     =======

     Management believes that such transactions were carried under market conditions.


(18) FINANCIAL INSTRUMENTS

     The Company's financial instruments are recorded in balance sheet accounts, as of December 31, 2000 and 2001, at amounts that approximate with the fair value on those dates. The management of these instruments is made through operational strategies, seeking liquidity, returns and safety. The control policy consists of continually checking contracted rates versus the market. The Company did not have derivatives as of December 31, 2000 or for any period prior to December 31, 2000. Accordingly, the implementation of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, had no effect on the Company's financial statements upon adoption.

     Aiming at protecting against possible losses on the dollar denominated loans, arising from fluctuations of the local currency in relation to the U.S. dollar, the Company performed swap operations by replacing the exchange variation plus average spread of 8.65% (corresponding to the COMPROR financial charges - Note 9) by the CDI - Interbank Certificate of Deposits rate variation, plus annual interest rate of approximately 2.06%.

     As of December 31, 2001, unrealized net result from these swap operations, corresponding to its fair value, accumulated a loss amounting to R$67, classified as Other current liabilities.

     The unrealized loss has been determined based on the fair value of these swap contracts which was estimated based on discounting future contracted cash flow considering market rates, terms and conditions at each balance sheet date. These agreements were contracted with major financial institutions in Brazil.

(19) LEASE-COMMITMENTS

     The guaranteed minimum lease payments to be received by the Company from the operating leases of cars by the fleet management business are distributed as follows:

                    Years               Revenues
                    -----              ----------
                    2002                 97,290
                    2003                 52,239
                    2004                 12,897
                                       ---------
                                        162,426
                                       =========

(20) FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING
        STANDARDS NOT YET IN EFFECT

     In June 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations". SFAS N(0) 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS N(0) 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company does not anticipate that this new standard will have any impact on its financial position or results of operations.

     In June 2001 the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS N(0) 142 is effective for fiscal years beginning after December 15, 2001. Early application of SFAS No. 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. With the adoption of SFAS N(0) 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. Given that the Company has not recorded any goodwill, the adoption of this standard will have no effect on its financial position or results of operations.

     In June 2001 the FASB issued SFAS N(0) 143, "Accounting for Asset Retirement Obligations". The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. The Company plans to adopt this new standard in January 1, 2003. SFAS N(0) 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     In August 2001 the FASB issued SFAS N(0) 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. The Company plans to adopt this new standard in January 1, 2002. SFAS N(0) 144 supersedes SFAS N(0) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", although it retains the fundamental provisions of SFAS N(0) 121. SFAS N(0) 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     In April 2002, the FASB issued SFAS N(0) 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion 30 will now be used to classify those gains and losses. Statement 64 amended Statement 4, and is no longer necessary because Statement 4 has been rescinded. Statement 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement 44 is no longer necessary. SFAS 145 amends Statement 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS 145 also makes technical corrections to existing pronouncements. The Company does not believe the adoption of SFAS 145 will have a material impact on the Company's financial position, results of operations or cash flows.

(21) VALUATION AND QUALIFYING ACCOUNTS

     Following are disclosures regarding the Company's valuation and qualifying accounts:

                                              Year ended      Year ended      Year ended
                                             December 31,    December 31,    December 31,
          Description                            1999            2000            2001
          -----------                        ------------    ------------    ------------

Reserve for contingencies-
-------------------------

Balances as of beginning of the year                 -             338             492
     Charges to costs and expenses                 338             340             782
     Deductions                                      -            (186)            (12)
Balances as of end of the year                     338             492           1,262


                                              Year ended      Year ended      Year ended
                                             December 31,    December 31,    December 31,
          Description                            1999            2000            2001
          -----------                        ------------    ------------    ------------

Allowance for doubtful accounts-
-------------------------------

Balances as of beginning of the year                 -             143             673
     Charges to costs and expenses                 143             618           1,109
     Deductions                                      -             (88)           (724)
Balances as of end of the year                     143             673           1,058



                                                * * * * * * * * * *













Localiza System Ltda. and Subsidiary

Consolidated Financial Statements Together with Report of Independent Public Accountants


Expressed in Brazilian reais


As of December 31, 2000 and 2001 and for the three years in the period ended December 31, 2001.

Report of Independent Public Accountants

To the Quotaholders of

Localiza System Ltda.:


(1) We have audited the accompanying consolidated balances sheets of LOCALIZA SYSTEM LTDA. (a Brazilian limited liability Company and a subsidiary of Localiza Rent a Car S.A.) and subsidiary as of December 31, 2000 and 2001 and the related consolidated statements of income, changes in quotaholders' equity and cash flows for each of the three years in the period ended December 31, 2001, expressed in Brazilian reais. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

(2) We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3) In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Localiza System Ltda. and subsidiary as of December 31, 2000 and 2001, the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

(4) Also, in our opinion, the amounts in the accompanying consolidated financial statements as of and for the year ended December 31, 2001, translated into U.S. dollars, have been computed on the basis set forth in Note 2 (e).

/s/ DELOITTE TOUCHE TOHMATSU

Belo Horizonte, Brazil,
    June 3, 2002

                             LOCALIZA SYSTEM LTDA.

                                 AND SUBSIDIARY


             CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2000 AND 2001

           (Stated in thousands of Brazilian reais and U.S. dollars)


                                   A S S E T S

                                                          December 31,
                                             ---------------------------------
                                               2000         2001         2001
                                             -------      -------      -------
                                                R$           R$          US$
                                             -------      -------      -------
CURRENT ASSETS:
    Cash and cash equivalents                    623        1,342          578
    Accounts receivable, net                   1,662        1,252          540
    Receivable from related party                  -          167           72
    Other                                         84           38           16
                                             -------      -------      -------
                                               2,369        2,799        1,206
                                             -------      -------      -------

NONCURRENT ASSETS:
    Escrow deposits                              105          134           58
    Receivable from related party                 68           93           40
    Deferred income and social contribution
     taxes                                       333          300          129
    Other                                         58           58           25
                                             -------      -------      -------

                                                 564          585          252
                                             -------      -------      -------

OFFICE EQUIPMENT, NET                            228          140           61
                                             -------      -------      -------

GOODWILL                                         489            -            -
                                             -------      -------      -------

                           Total assets        3,650        3,524        1,519
                                             =======      =======      =======


The accompanying notes are an integral part of these consolidated balance sheets

                             LOCALIZA SYSTEM LTDA.

                                 AND SUBSIDIARY

             CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2000 AND 2001

           (Stated in thousands of Brazilian reais and U.S. dollars)

                      LIABILITIES AND QUOTAEHOLDERS' EQUITY


                                                          December 31,
                                             ---------------------------------
                                               2000         2001         2001
                                             -------      -------      -------
                                                R$           R$          US$
                                             -------      -------      -------
CURRENT LIABILITIES:
    Accounts payable                             164          266          115
    Payroll and related charges                  423          371          160
    Income and social contribution taxes         186           11            5
    Taxes, other than on income                  103           39           17
    CEPIN                                        271          112           48
    Payable to related parties                    67          255          110
    Other                                        145           71           30
                                               -------    -------      -------
                                               1,359        1,125          485
                                               -------    -------      -------

NONCURRENT LIABILITIES:
    Reserve for contingencies                    938        1,251          539
    Other                                         82           12            5
                                               -------    -------      -------
                                               1,020        1,263          544
                                               -------    -------      -------

QUOTAHOLDERS' EQUITY:
    Capital stock                              1,200        1,200          517
    Accumulated earnings (deficit)                71          (64)         (27)
                                               -------    -------      -------
                                               1,271        1,136          490
                                             ---------    -------      -------
 Total liabilities and quotaholders' equity    3,650        3,524        1,519
                                             =======      =======      =======


              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                                    LOCALIZA SYSTEM LTDA.

                                       AND SUBSIDIARY

                              CONSOLIDATED STATEMENTS OF INCOME

                    FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                  (Stated in thousands of Brazilian reais and U.S. dollars)

                                                               December 31,
                                            -----------------------------------------------
                                              1999          2000         2001        2001
                                             -------      -------      -------      -------
                                               R$            R$           R$          US$
                                             -------      -------      -------      -------
NET REVENUES:
    Royalties and advertising fees             4,426        5,363        4,430        1,909
    Initial franchise fees                       575          872          522          225
    Other services                                 -          209          104           45
                                             -------      -------      -------      -------
       Total revenues                          5,001        6,444        5,056        2,179
                                             -------      -------      -------      -------
EXPENSES AND COSTS:
    Direct operating                          (2,655)      (4,013)      (3,424)      (1,476)
    Taxes on revenues                           (194)        (229)        (172)         (74)
    Selling, general and administrative         (107)        (499)        (418)        (180)
    Depreciation and amortization                (80)         (79)         (90)         (39)
    Goodwill amortization                        (44)        (134)        (489)        (211)
                                             -------      -------      -------      -------
       Total operating expenses and costs     (3,080)      (4,954)      (4,593)      (1,980)
                                             -------      -------      -------      -------
       Operating income                        1,921        1,490          463          199
                                             -------      -------      -------      -------
FINANCIAL INCOME (EXPENSE), NET                  213           (8)         (72)         (31)
EQUITY IN SUBSIDIARY                            (187)           -            -            -
OTHER NONOPERATING INCOME (EXPENSE), NET           1           (9)         (20)          (9)
                                             -------      -------      -------      -------
       Income before taxes                     1,948        1,473          371          159
                                             -------      -------      -------      -------
INCOME AND SOCIAL CONTRIBUTION TAXES:
    Current                                     (732)        (623)        (337)        (145)
    Deferred                                     226           82          (33)         (14)
                                             -------      -------      -------      -------
                                                (506)        (541)        (370)        (159)
                                             -------      -------      -------      -------
    Net income                                 1,442          932            1            -
                                             =======      =======      =======      =======


     The accompanying notes are an integral  part of these consolidated statements.

                             LOCALIZA SYSTEM LTDA.

                                 AND SUBSIDIARY


           CONSOLIDATED STATEMENTS OF CHANGES IN QUOTAHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                    (Stated in thousands of Brazilian reais)

                                                        Accumulated
                                             Capital      earnings
                                              stock       (deficit)     Total
                                             -------    -----------    -------
BALANCE DECEMBER 31, 1998                        459          182          641
     Capital increase (Note 1)                   741            -          741
     Dividends paid (Note 13)                      -       (1,233)      (1,233)
     Interest on capital (Note 13)                 -          (62)         (62)
     Net income                                    -        1,442        1,442
                                             -------      -------      -------
BALANCE DECEMBER 31, 1999                      1,200          329        1,529
     Dividends paid (Note 13)                      -       (1,135)      (1,135)
     Interest on capital (Note 13)                 -          (55)         (55)
     Net income                                    -          932          932
                                             -------      -------      -------
BALANCE DECEMBER 31, 2000                      1,200           71        1,271
     Dividends paid (Note 13)                      -          (30)         (30)
     Interest on capital (Note 13)                 -         (106)        (106)
     Net income                                    -            1            1
                                             -------      --------     -------
BALANCE DECEMBER 31, 2001                      1,200          (64)       1,136
                                             =======      =======      =======


 The accompanying notes are an integral part of these consolidated statements.

                                                                                   Page 1/2

                                    LOCALIZA SYSTEM LTDA.

                                       AND SUBSIDIARY


                            CONSOLIDATED STATEMENTS OF CASH FLOWS

                    FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                  (Stated in thousands of Brazilian reais and U.S. dollars)

                                                         Year Ended December 31,
                                            -----------------------------------------------
                                              1999          2000         2001        2001
                                             -------      -------      -------      -------
                                               R$            R$           R$          US$
                                             -------      -------      -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                 1,442          932            1            -
    Non-cash adjustments-
       Depreciation and amortization
          (including goodwill)                   124          213          579          250
       Deferred taxes on income                 (226)        (82)           33           14
       Provision for contingencies               238          222          706          304
       Equity in subsidiary                      187            -            -            -
       Allowance for doubtful accounts             -            -           37           16
       Other                                      46          105          (68)         (29)
                                             -------      -------      -------      -------
                                               1,811        1,390        1,288          555
                                             -------      -------     --------      -------
 (Increase) decrease in assets:
    Accounts receivable                         (500)         334          373          161
    Escrow deposits                               (8)         (10)         (29)         (13)
    Other                                        (13)           1           46           20
                                             -------      -------      -------      -------
                                                (521)         325          390          168
                                             -------      -------      -------      -------
Increase (decrease) in liabilities:
    Accounts payable                            (252)         (92)         102           44
    Payroll and related charges                   32           77          (52)         (22)
    Income and social contribution taxes          96          (60)        (175)         (75)
    Taxes, other than on income                  (85)         (42)         (64)         (28)
    CEPIN                                        (27)         130         (159)         (69)
    Reserve for contingencies                      -          (34)        (393)        (169)
    Other                                         12          117          (76)         (33)
                                             -------      -------      -------      -------
                                                (224)          96         (817)        (352)
                                             -------      -------      -------      -------
Net cash provided by operating activities      1,066        1,811          861          371
                                             =======      =======      =======      =======


                                                                                   Page 2/2

                                    LOCALIZA SYSTEM LTDA.

                                       AND SUBSIDIARY

                            CONSOLIDATED STATEMENTS OF CASH FLOWS

                    FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                  (Stated in thousands of Brazilian reais and U.S. dollars)


                                                               December 31,
                                            -----------------------------------------------
                                              1999          2000         2001        2001
                                             -------      -------      -------      -------
                                               R$            R$           R$          US$
                                             -------      -------      -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Initial consolidation of Localiza Master
      Franchisee Argentina S.A. ("MFA")        (237)            -            -            -
    Acquisition of MFA                         (337)            -            -            -
    Additions to office equipment               (46)          (85)          (2)          (1)
                                             -------      -------      -------      -------
 Net cash used in investing activities         (620)          (85)          (2)          (1)
                                             -------      -------      -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Transactions with related parties-
       Proceeds                                    -           29           98           43
       Repayments                                  -          (58)        (192)         (83)
   Capital increase                              741            -            -            -
   Dividends and interest on capital paid     (1,295)      (1,190)         (46)         (20)
                                             -------      -------      -------      -------
 Net cash used in by financing activities       (554)      (1,219)        (140)         (60)
                                             -------      -------      -------      -------

NET INCREASE (DECREASE) IN CASH AND CASH
       EQUIVALENTS                              (108)         507          719          310

CASH AND CASH EQUIVALENTS AT BEGINNING OF
  YEAR                                           224          116          623          268
                                             -------      -------      -------      -------

CASH AND CASH EQUIVALENTS AT END OF YEAR         116          623        1,342          578
                                             =======      =======      =======      =======


Supplemental disclosures of cash flow information-

Cash paid during the year for:
    Income and social contribution taxes         709          682          406          175
                                             =======      =======      =======      =======

Supplemental information of non-cash
    financing activities-

    Interest on capital payable                    -            -           90           39
                                             =======      =======      =======      =======


        The accompanying notes are an integral part of these consolidated statements.


                             LOCALIZA SYSTEM LTDA.

                                 AND SUBSIDIARY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 2000 AND 2001

             (Amounts expressed in thousands of Brazilian reais and

                   U.S. dollars, unless otherwise indicated)



(1) THE COMPANY AND ITS OPERATIONS

     Localiza System Ltda. (the "Company" or "System") is a Brazilian limited liability Company and a subsidiary of Localiza Rent a Car S.A. ("Localiza"), formed in 1983 and acquired in May 1995 by Localiza from its founders. Its main activity is to manage the Localiza franchising business, related to car rental and correlated services.

     The Company is a subsidiary guarantor of Localiza's Senior Notes program, which are unsecured obligations of Localiza, at the amount of US$100 million, maturing on October 1, 2005. As a consequence, the Company is subject to certain restrictions contained in the Senior Notes program. These restrictive covenants will limit, except in certain circumstances, the ability of Localiza and subsidiaries to, among other things, declare any dividend or other similar distribution, make certain stock repurchases, make certain payments on subordinated indebtedness or make certain investments if, after giving effect to such actions, (i) a default or event of default under the Senior Notes indenture would have occurred and be continuing, (ii) Localiza and subsidiaries would be unable to incur additional indebtedness under the debt incurrence ratio test set forth in the indenture or (iii) the amount of all such payments exceeds an aggregate threshold amount. A default or event of default includes the failure of Localiza or its subsidiaries to observe or perform any covenant, whose covenants include limitations on the ability of the Localiza and subsidiaries to (i) incur certain additional indebtedness, (ii) create certain liens, (iii) enter into certain transactions with affiliates, (iv) engage in certain sale and leaseback transactions and (v) enter into certain merger, acquisition or sale transactions.

     Management believes to be in compliance with all covenants stated above.

     As of December 31, 2001, franchisees comprised 277 locations. The Company selects franchisees in order to serve smaller markets, while major urban areas in Brazil are served by the 69 Localiza owned locations. The Brazilian franchise locations are operated by a total of 103 franchisees.

     The Localiza network has 80 franchise locations outside Brazil, in 7 countries as follows: Argentina (where the Company's franchisees have 48 locations), Bolivia, Ecuador, Mexico, Paraguay, Venezuela and Uruguay.

     The international franchise locations are operated by 7 master franchisees and 31 sub-franchisees, the largest of which owns 10 locations.

     The Company grants exclusive rights to its franchisees for defined geographic areas pursuant to renewable contracts, which terms range from five to ten years. These contracts may be cancelled by either party upon 90 days written notice. Brazilian franchisees generally pay the Company an initial fee plus royalties and an advertising fee based on gross revenues. Non-Brazilian franchisees pay royalties at varying rates, depending upon local market conditions. For the year ended December 31, 2001, aggregate net royalties from Brazilian franchisees amounted to R$3,737 (R$ 4,173 in 2000) or 84% (78% in
2000) of total franchise royalties. Aggregate net royalties from non-Brazilian franchisees amounted to R$693 (R$1,190 in 2000) or 16% (22% in 2000) of total franchise royalties.

     The Company oversees the quality of its franchise operations (i) through rigorous qualifying procedures for accepting new franchisees, (ii) by providing training, comprehensive education and procedural manuals and (iii) through periodic onsite inspections.

     The franchisee is responsible for the purchase, maintenance and sale of its fleet.

     On September 23, 1999, the Company had its capital increased from R$459 to R$1,200 through a cash contribution of R$741, equivalent to 740,540 quotas, proportional to quotaholders' participation.

     On August 17, 1999, the Company acquired the remaining 60% of MFA - Localiza Master Franchisee Argentina S.A. ("MFA"), located in Argentina. Since September 1999 this subsidiary has been consolidated.


(2) BASIS FOR PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS


     (a) Accounting records-

     The Company's accounting records are maintained in Brazilian reais (R$), based on the criteria prescribed by the Brazilian Corporate Law. The financial statements prepared based on such accounting records and the Corporate Law criteria (Corporate Law Method financial statements) are the basis for determining income taxes and quotaholders' rights, such as the distribution of profits.

     For the subsidiary located in Argentina the accounting records are maintained in Argentine Pesos ($) and translated to Brazilian reais at the exchange rate at the end of each balance sheet date, except for December 31, 2001, when the exchange rate used represents the first free-floating rate for which transactions could be settled after December 31, 2001. Such exchange rate was calculated by converting Pesos to U.S. dollars at a rate of $1.70 to US$1.00 and then to reais at a rate of R$2.3204 to US$1.00.

     (b) Price-level adjusted financial statements-

     Because of the highly inflationary conditions, which prevailed in Brazil until mid-1994, two methods of inflation accounting have been in use for many years for the purpose of minimizing the impact of the distortions in financial statements caused by inflation.

     The first method, known as the "Corporate Law Method", provided a simplified mechanism of accounting for the effects of inflation. However, it did not fully recognize the effects of inflation in certain balance sheet accounts and in substantially all components of the statements of income, changes in quotaholders' equity and cash flows, and did not require monetary restatement of prior year comparative amounts. Under the highly inflationary conditions that had prevailed in Brazil, particularly until mid-1994, the Corporate Law Method financial statements were essentially not meaningful for analyzing companies' performance by users of financial statements. The Corporate Law Method is used by the Company for purposes of determining the current income and social contribution tax liabilities and the payment of dividends and interest on capital. On December 26, 1995, the Brazilian Government eliminated, starting January 1, 1996, the acquisition for the effects of inflation for tax and financial reporting purposes.

     The second method, known as the "Constant Currency Method", was required for publicly traded companies, and consisted of presenting supplementary fully price-level adjusted financial statements following the guidelines of the Comissao de Valores Mobiliarios - CVM (Brazilian Securities Commission).

     Under this method, all Brazilian reais historical amounts in the financial statements and notes are expressed in the constant purchasing power of that currency at the price-level adjustment as of the date of the financial statements. Effective July 1, 1997, the Company ceased restating its financial statements to recognize certain effects of changes in the purchasing power of Brazilian currency due to inflation, as Brazil ceased to be considered a highly inflationary economy as of such date under US GAAP. All financial information for periods ended after June 30, 1997 are presented at amounts restated as of June 30, 1997, with any subsequent transactions included in nominal reais.

     (c) Price-level indices-

     With the change in legislation, the CVM did not define a specific index to be used for the preparation of optional price-level adjusted financial statements. The Brazilian Institute of Independent Accountants ("IBRACON") has recommended the General Market Price Index ("IGP-M") as the index to be used for this purpose, from January 1, 1996.

     Management believes that the General Market Price Index computed by Fundacao Getulio Vargas is the most appropriate and consistent measure of the general price inflation in Brazil and elected the IGP-M (which differs from IGP-DI only with regard to the cut-off date for price data collection) for purposes of remeasurement of its financial statements under the constant currency method, from January 1, 1996.

     (d) Presentation of the financial statements-

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain aspects from the accounting principles applied by the Company and its subsidiary in their financial statements prepared in accordance with accounting principles generally accepted in Brazil or for other statutory purposes in Brazil and Argentina. Therefore, quotaholders' equity and net income included in these financial statements differ from those included in the statutory accounting records as a result of: (i) accounting for the effects of inflation from January 1, 1996 to June 30, 1997; and (ii) adjustments made to reflect the requirements of accounting principles generally accepted in the United States of America.

(e) Translation of balances from Brazilian reais to U.S. dollars-

     The accompanying consolidated financial statements in Brazilian reais were translated into U.S. dollars at the rate of R$2.3204 to US$1.00, the selling Commercial Market exchange rate reported by the Central Bank of Brazil, for December 31, 2001. Such translation was made solely for the convenience of the readers and should not be construed as a representation that the Brazilian reais amounts could have been converted into U.S. dollars at this or any other rate.


(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, based on the following accounting policies:

(a) Consolidation-- The consolidated financial statements include the accounts of System and its subsidiary MFA, since September 1, 1999, when the remaining 60% of the shares were acquired. All significant intercompany balances and transactions have been eliminated.

(b) Cash and cash equivalents-- Stated at cost plus interest earned to the balance sheet dates.

(c) Allowance for doubtful accounts-- Provided in an amount considered sufficient to cover eventual losses on accounts receivable, considering past experience, the current financial situation of the Company's customers and the status of past-due receivables.

(d) Office equipment-- Stated at price-level adjusted acquisition cost for periods prior to June 30, 1997. Depreciation is calculated using the straight-line method at the annual rate of 20% for computers, 10% for other items. Leasehold improvements are amortized over the lower of the estimated useful life of the related asset or the term of the rental contracts.

(e) Goodwill-- Correspond to the excess of the purchase price over the book value of the remaining equity share in MFA on the acquisition date. It was amortized over a 5-year period, until 2001, when its balance, net of accumulated amortization, was totally written off due to current economic situation in Argentina.

(f) Income and social contribution taxes-- The Company accounts for income taxes under the provisions of SFAS n(0).109, "Accounting for Income Taxes", which requires the application of the comprehensive liability method of accounting for income taxes. SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

     Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS n(0).109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income for the period that includes the enactment date.

     Deferred tax assets are reduced through the recognition of a valuation allowance, as appropriate, if, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized.

(g) Assets and liabilities denominated in foreign currencies or subject to monetary restatement-- Assets and liabilities denominated in foreign currencies are adjusted based on the exchange rate reported by the Central Bank of Brazil at each balance sheet date. Those denominated in reais, and contractually or legally subject to indexation, are restated at the balance sheet date by using the related index. Exchange gains and losses and monetary variation gains and losses are recorded in the profit and loss account.

(h) Revenues and expenses recognition-- Revenues from fees and services include the provision of sales and marketing, reservations, information systems and other services to franchisees. Revenues from these services are generally based on a percentage of franchisee rental revenue and are recognized as earned on a monthly basis. Initial franchise fees are recognized upon substantial completion of all material services and conditions of the franchise sale, which coincides with the date of sale and commencement of operations by the franchisee. Expenses are recorded as incurred.

(i) Advertising costs-- Advertising costs are expensed when incurred. No advertising costs have been deferred at the balance sheet dates herein.

(j) Use of estimates-- The preparation of financial statements in accordance with generally accepted accounting principles requires that the Company makes estimates and use assumptions, in its best judgement, that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues, costs and expenses during the reporting periods. Significant estimates are used when accounting for allowance for doubtful accounts, goodwill, income taxes, including recognition of valuation allowances, and contingencies, among others. Actual results in the future may differ from the estimates included in these financial statements.

(k) Interest on capital-- Interest paid to quotaholders, calculated in accordance with Law n(0) 9,249/95, was recorded in the Company's books in the income statement under financial expenses, as determined by tax legislation. For presentation in the consolidated financial statements, interest paid on capital was presented as a charge to retained earnings.

(l)  Constant currency presentation--

     In addition to the accounting practices described above, the following practices were adopted in the preparation of constant currency financial statements:

     i. Index-- Through December 31, 1995, the financial statements were price-level adjusted based on the variation of UFIR. From January 1, 1996, through June 30, 1997, the financial statements were price-level adjusted based on the variation of the IGP-M.

     ii. Non-monetary assets and liabilities-- Office equipment, quotaholders' equity and other non-monetary assets and liabilities accounts were restated from the date the original transactions occurred to June 30, 1997. Income and social contribution taxes effects were accrued in respect of the increase in quotaholders' equity due to the recognition of the effects of inflation.

(m) Reclassifications in 1999 and 2000-- Certain amounts have been reclassified to conform with the 2001 presentation, mainly related to the taxes on revenues reclassified from net revenues, in accordance with interpretations of EITF (FASB Emerging Issue Task Force) 01-14 and 99-19.

(4) CASH AND CASH EQUIVALENTS

                                                       December 31,
                                             ---------------------------------
                                                2000         2001         2001
                                             -------      -------      -------
                                                  R$           R$          US$
                                             -------      -------      -------
Cash                                             623          219           94
Cash equivalents                                   -        1,123          484
                                             -------      -------      -------
                                                 623        1,342          578
                                             =======      =======      =======

     All cash and cash equivalents are denominated in reais. Cash and cash equivalents represent highly liquid investments that are readily convertible to known amounts of cash without any penalty or loss of market rate interest.

(5) ACCOUNTS RECEIVABLE

                                                       December 31,
                                             ---------------------------------
                                                2000         2001         2001
                                             -------      -------      -------
                                                  R$           R$          US$
                                             -------      -------      -------
Royalties and advertising fees                 1,175          945          407
Initial franchise fees                           527          384          166
                                             ---------    ---------    --------
                                               1,702        1,329          573
Allowance for doubtful accounts                  (40)         (77)         (33)
                                             --------     -------      -------

                                               1,662        1,252          540
                                             =======      =======      =======


(6) ESCROW DEPOSITS

                                                       December 31,
                                             ---------------------------------
                                                2000         2001         2001
                                             -------      -------      -------
                                                  R$           R$          US$
                                             -------      -------      -------
PIS (tax on revenues)                             51           51           22
PIS/COFINS (tax on other revenues)                16           28           12
INSS                                              15           15            7
SAT                                               23           33           14
Other                                              -            7            3
                                             -------      -------      -------
                                                 105          134           58
                                             =======      =======      =======

     These deposits were primarily made in connection with pending litigation. Related reserves for contingencies have been recognized (Note 11), where applicable.

(7) OFFICE EQUIPMENT, NET

                                                       December 31,
                                             ---------------------------------
                                                2000         2001         2001
                                             -------      -------      -------
                                                  R$           R$          US$
                                             -------      -------      -------
Computer equipment and software                  306          302          130
Furniture and fixtures                            97           87           38
Other                                             41           19            8
                                             -------      -------      -------
                                                 444          408          176
Accumulated depreciation and amortization       (216)        (268)        (115)
                                             -------      -------      -------
                                                 228          140           61
                                             =======      =======      =======

(8) GOODWILL

     The Company has an investment in MFA, which is responsible for the commercialization of the "Localiza" brand in Argentina through the sales of franchises and the collection of royalties.

     The Company's participation in MFA was 40% through August 16, 1999, and was accounted for under the equity method.

     On August 17, 1999, the Company acquired the remaining 60% participation in that subsidiary, at an acquisition cost of R$337. The subsidiary had negative net worth of R$330 at the purchase date. Its fair value approximated its book value on the acquisitions date. Goodwill arising from that acquisition, amounting to R$667, was being amortized over a 5-year period, from the acquisition date to 2001, when it was totally written off due to the current economic situation in Argentina.

     As described in MFA's auditors' report, in the last few months, a significant change has been implemented in the economic model of Argentina as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (c) the restriction on transfers abroad on account of financial loan service and dividend distributions without prior authorization from the Central Bank; and (d) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government. Management of Localiza System does not expect significant future effects in the financial statements as a consequence of such measures, considering that the goodwill on the acquisition of MFA was written off in 2001.

(9) PAYROLL AND RELATED CHARGES

                                                       December 31,
                                             ---------------------------------
                                               2000         2001         2001
                                             -------      -------      -------
                                                R$           R$           US$
                                             -------      -------      -------
Management compensation                          177          250          108
Accrued vacation                                  60           30           13
Provision for employees' participation in
     profit                                       71           30           13
INSS (social security contributions)              20           16            7
FGTS (severance indemnity fund)                    4            2            1
Other                                             91           43           18
                                             -------      -------      -------
                                                 423          371          160
                                             =======      =======      =======

     The Company pays bonuses based on profits to employees on a six-months basis, according to their position and performance evaluations.

(10) CEPIN

     CEPIN is represented by a fund collected from the franchisees at a rate of up to 2.5% on monthly gross revenues, in conformity with the terms of the business franchise contract. This amount is to be shared in publicity, advertising, and promotions that benefit the whole Localiza car rental system. As of December 31, 2000 and 2001 the CEPIN balance amounted to R$271 and R$112, respectively. The CEPIN transactions do not effect the Company's statement of operations.

(11) RESERVE FOR CONTINGENCIES

                                                       December 31,
                                             ---------------------------------
                                               2000         2001         2001
                                             -------      -------      -------
                                                R$           R$           US$
                                             -------      -------      -------

PIS (tax on revenues)                             51           51           22
PIS/COFINS (tax on other revenues)                17           28           12
Income and social contribution taxes             496          872          376
Bodily injury and death claims                   200            -            -
Civil litigation                                 150          150           64
SAT                                               24           34           15
Other                                              -          116           50
                                             -------      -------      -------
                                                 938        1,251          539
                                             =======      =======      =======

     The Company is a claimant in some lawsuits and a defendant in others. It has recognized the above reserves considering the opinion of its legal and tax counsel.

     o PIS and COFINS- The Company has pending litigation contesting these taxes in the amount of R$79 (R$68 in 2000), of which R$79 (R$67 in 2000) are deposited in an escrow account.

     o Income and social contribution taxes- As a result of tax inspections in prior years, the Company was assessed by the tax authorities, mainly for the following:

          (i) The authorities alleged that certain accounting records for the years inspected were inadequate and, as a result, such authorities made certain arbitrary assessments; and

          (ii) The authorities alleged that certain expenses were inappropriately considered deductible and were not considered necessary to Company's operation for tax purposes.

          The Company based its defense on prior decisions of the Supreme Court and legislation in force. As of December 31, 2001, total contingency amounted to R$3,186 (R$3,180 in 2000), for which the Company recognized a reserve of R$872 (R$496 in 2000).

     o Bodily injury and death claim- The Company was party to a claim related to bodily injury and death, caused by franchisees' vehicle. In 2001, the Company has settled an agreement with the claimants, at the amount of R$400, fully paid. As part of the agreement, the Company expects to be reimbursed by the franchisee, at the total amount. No contingent asset was recorded on the financial statements.

     o Civil litigation- A former franchisee proposed a lawsuit against the Company claiming the right to be reimbursed for losses incurred in the ordinary course of business. Management, based on the opinion of its legal counsel, believes that the recorded accrual for this claim
          - R$150 in 2001 and 2000 - is sufficient to cover probable losses.

     o SAT- The Company has pending litigation contesting this payroll-related tax. This contingency reserve amounts to R$34 (R$24 in 2000) as of December 31, 2001, of which R$33 (R$23 in 2000) are deposited in an escrow account.

     Accruals for the aforementioned tax contingencies are determined based on an analysis of the pending claims, as well as on the potential risks involved.

     The Company's management, based on the opinion of its legal and tax counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations and believes that no additional accrual for the mentioned reserves is required.

(12) INCOME AND SOCIAL CONTRIBUTION TAXES

         (a) Deferred income and social contribution taxes-

         Temporary differences which give rise to deferred tax assets are as follows:

                                                       December 31,
                                             ---------------------------------
                                               2000         2001         2001
                                             -------      -------      -------
                                                R$           R$           US$
                                             -------      -------      -------
   Deferred tax assets:
      Reserve for contingencies                  308          298          128
      Other                                       25            2            1
                                             -------      -------      -------
                                                 333          300          129
                                             =======      =======      =======

     The Company's management believes, based on projections of future taxable income, that it is more likely than not that the deferred income and social contribution taxes assets will be realized.

     (b) Income and social contribution taxes-

     Income and social contribution taxes at nominal rates are reconciled to the amount reported as income tax expense in the financial statements, as follows:

                                                        Year ended December, 31
                                             ----------------------------------------------
                                                1999         2000         2001         2001
                                             ----------------------------------------------
                                                  R$           R$           R$          US$
                                             -------      -------      -------      -------
         Income before taxes                   1,948        1,473          371          159
         Nominal rate                             37%          34%          34%          34%
                                             -------      -------      -------      -------
         Income taxes at nominal rate           (721)        (501)        (126)         (54)
            Equity in subsidiary                  13          (94)         (67)         (29)
            Goodwill amortization                (12)         (32)        (136)         (59)
            Interest on capital                   24           19           36           16
            International royalties               54            -            -            -
            Non deductible reserve for
                contingencies                      -            -          (97)         (42)
                                                 173
            Other                                (37)          67           20            9
                                             -------      -------      -------      -------
                                                (506)        (541)        (370)        (159)
                                             =======      =======      =======      =======


                                                                                         10

 The tax rates for the periods are:

    Income tax                                                          15%
    Additional income tax (for the taxable income
      exceeding R$240)                                                  10%

    Social contribution tax-
      - from January 1 through April 30, 1999                            8%
      - from May 1 through January 31, 2000                             12%
      - from February 1 through December 31, 2002                        9%
      - after January 1, 2003                                            8%

(13) QUOTAHOLDERS' EQUITY

     (a) Capital stock-

     As of December 31, 2000 and 2001, capital stock as per the statutory records was represented by R$1,116 corresponding to 1,115,540 issued outstanding quotas, with par value of R$1.00 each. The quotas cannot be sold, pledged or transferred to third parties without the approval of all quotaholders. Capital is held as follows:

                                                       Quotas in December 31,
                                                    ----------------------------
                                                      2000               2001
                                                    ---------          ---------
Localiza Rent a Car S.A.                            1,031,875          1,031,875
Aristides Luciano Azevedo Newton                       83,665             83,665
                                                    ---------          ---------
                                                    1,115,540          1,115,540
                                                    =========          =========

     (b) Distribution of profits-

     In accordance with the Company's bylaw, the net profit may be distributed to the quotaholders' or capitalized. However, upon the vote of majority of the quotaholders, they may declare a lower distribution or decide not to declare distribution. Additionally, upon a 100% approval of such quotaholders, profits can be partially or totally distributed without keeping the proportion to each quotaholders' share in the capital stock.

     Brazilian legislation permits payments of distribution of profits limited to the accumulated earnings balances in the statutory financial statements prepared in accordance with Brazilian Corporate Law.

     For the years ended December 31, 1999, 2000 and 2001, the Company net income in accordance with Brazilian Corporate Law was R$1,551, R$657 and R$148, respectively, and the accumulated earnings available for payment of distribution of profits were R$1,630, R$944 and R$50, respectively. The appropriation of the Company's net income was determined in quotaholders' meetings, resulting in a decision to pay distribution of profits of R$1,233 in 1999, R$1,135 in 2000 and R$30 in 2001. Such distributions were declared during the corresponding years.

     The interest on capital was paid pursuant to Article n(0) 9 of Law n(0) 9,249, of December 26, 1995, and amendments introduced by Article n(0) 78 of Law n(0) 9,430, of December 27, 1996. Interest was calculated based on quotaholders' equity, is limited to the variation of the Long-Term Interest Rate (TJLP), and is deductible for income tax purposes.

     The interest on capital paid in 1999, 2000 and 2001, amounting to R$62, R$55 and R$106, respectively, were approved by the quotaholders' meetings. The interest on capital of 2001, net of withheld income tax, amounting to R$90, is recorded as payable to related parties.

(14) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


                                                        Year ended December, 31
                                             ----------------------------------------------
                                              1999         2000         2001         2001
                                             ----------------------------------------------
                                               R$            R$           R$          US$
                                             -------      -------      -------      -------
Payroll and related charges                        -          (26)         (16)          (7)
Outside services                                 (94)        (243)        (120)         (52)
Unrecoverable receivables                          -         (136)        (129)         (55)
Tax contingencies                                  -            -          (92)         (40)
Bank fees                                          -          (18)         (21)          (9)
Credit card fees                                   -          (59)         (32)         (14)
Other                                            (13)         (17)          (8)          (3)
                                             -------      -------      -------      -------
                                                (107)        (499)        (418)        (180)
                                             =======      =======      =======      =======


(15) FINANCIAL INCOME (EXPENSE), NET

                                                        Year ended December, 31
                                             ----------------------------------------------
                                              1999         2000         2001         2001
                                             ----------------------------------------------
                                               R$            R$           R$          US$
                                             -------      -------      -------      -------
     Interest income                              87           78          185           80
     Interest expense                            (42)         (93)         (69)         (30)
     Tax on financial revenues                    (3)          (3)         (11)          (5)
     Net monetary variation and exchange
        gain (loss)                              171           10         (177)         (76)


                                             -------      -------      -------      -------
                                                 213           (8)         (72)         (31)
                                             =======      =======      =======      =======


                                                                                         12

(16) TRANSACTIONS WITH RELATED PARTIES:

The main balances and transactions with related parties are as follows:

                                                        Year ended December, 31
                                             -----------------------------------------------
                                               1999        2000         2001         2001
                                             -------      -------      -------      -------
                                                R$           R$           R$          US$
                                             -------      -------      -------      -------
  Accounts receivable - Current assets-
     Localiza Rent a Car S.A.                                   -          167           72
                                                          =======      =======      =======
 Accounts receivable - Noncurrent assets-
     Minority quotaholder                                      68           93           40
                                                          =======      =======      =======
  Accounts payable-
     Minority quotaholder                                       -            6            3
     Localiza Rent a Car S.A.                                  67          246          106
     Total Fleet S.A.                                           -            3            1
                                                          -------      -------      -------
                                                               67          255          110
                                                          =======      =======      =======
  Dividends paid and interest on capital -
     Localiza Rent a Car S.A.                  1,198        1,102          126           54
     Minority quotaholder                         97           88           10            5
                                             -------      -------      -------      -------
                                               1,295        1,190          136           59
                                             =======      =======      =======      =======
  Other revenues-
     Total Fleet S.A.                              -           43           49           21
                                             =======      =======      =======      =======
  Advertising, promotion and selling expenses
     Localiza Rent a Car S.A.                      -          425         (494)        (213)
     Total Fleet S.A.                              -           (4)           -            -
                                             -------      -------      -------      -------
                                                   -          421         (494)        (213)
                                             =======      =======      =======      =======
  Financial interest expense-
     Localiza Rent a Car S.A.                      -           20            3            1
                                             =======      =======      =======      =======

     Total Fleet S.A. is a wholly owned subsidiary of Localiza and is engaged in the fleet management business.

     Management believes that such transactions were carried under market conditions.


                                                                                         13

(17) FINANCIAL INSTRUMENTS

     The Company's financial instruments are recorded in balance sheet accounts, as of December 31, 2000 and 2001, at amounts that approximate with the fair value on those dates. The management of these instruments is made through operational strategies, seeking liquidity, returns and safety. The control policy consists of continually checking contracted rates versus the market. The Company did not have derivatives during all periods presented. Accordingly, the implementation of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, had no effect on the Company's financial statements upon adoption.


(18) FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IN EFFECT

     In June 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations". SFAS N(0) 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS N(0) 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company does not anticipate that this new standard will have any impact on its financial position or results of operations.

     In June 2001 the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS N(0) 142 is effective for fiscal years beginning after December 15, 2001. Early application of SFAS No. 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. With the adoption of SFAS N(0) 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. As of December 31, 2001, the Company did not have any recorded godwill and consequently, the adoption of this standard will have no effect on the Company's financial position or results of operations.

     In June 2001 the FASB issued SFAS N(0) 143, "Accounting for Asset Retirement Obligations". The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. The Company plans to adopt this new standard in January 1, 2003. SFAS N(0) 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     In August 2001 the FASB issued SFAS N(0) 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. The Company plans to adopt this new standard in January 1, 2002. SFAS N(0) 144 supersedes SFAS N(0) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", although it retains the fundamental provisions of SFAS N(0) 121. SFAS N(0) 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     In April 2002, the FASB issued SFAS N(0) 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion 30 will now be used to classify those gains and losses. Statement 64 amended Statement 4, and is no longer necessary because Statement 4 has been rescinded. Statement 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement 44 is no longer necessary. SFAS 145 amends Statement 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS 145 also makes technical corrections to existing pronouncements. The Company does not believe the adoption of SFAS 145 will have a material impact on the Company's financial position, results of operations or cash flows.

(19)  VALUATION AND QUALIFYING ACCOUNTS

Following are disclosures regarding the Company's valuation and qualifiying accounts:

                                              Year ended      Year ended      Year ended
                                             December 31,    December 31,    December 31,
          Description                            1999            2000            2001
          -----------                        ------------    ------------    ------------

Reserve for contingencies-
-------------------------

Balances as of beginning of the year              483             721              938
     Charges to costs and expenses                238             235              706
     Deductions                                     -             (18)            (393)
                                             --------        --------        ---------
Balances as of end of the year                    721             938            1,251
                                             ========        ========        =========


                                              Year ended      Year ended      Year ended
                                             December 31,    December 31,    December 31,
          Description                            1999            2000            2001
          -----------                        ------------    ------------    ------------
Allowance for doubtful accounts-
-------------------------------
Balances as of beginning of the year                -             140               40
     Charges to costs and expenses                140               -               37
     Deductions                                     -            (100)               -
                                             --------        --------        ---------
Balances as of end of the year                    140              40               77
                                             ========        ========        =========


                                                * * * * * * * * * *




Prime - Prestadora de Servicos S/C Ltda.

Financial Statements Together with Report of Independent Public Accountants

Expressed in Brazilian reais


As of December 31, 2000 and 2001 and for the three years in the period ended December 31, 2001.

Report of Independent Public Accountants

To the Quotaholders of

Prime - Prestadora de Servicos S/C Ltda.:


(1) We have audited the accompanying balance sheets of PRIME - PRESTADORA DE SERVICOS S/C LTDA. (a Brazilian limited liability Company and a subsidiary of Localiza Rent a Car S.A.) as of December 31, 2000 and 2001 and the related statements of operations, changes in quotaholders' equity and cash flows for each of the three years in the period ended December 31, 2001, expressed in Brazilian reais. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

(2) We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3) In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime - Prestadora de Servicos S/C Ltda. as of December 31, 2000 and 2001, the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

(4) Also, in our opinion, the amounts in the accompanying financial statements as of and for the year ended December 31, 2001, translated into U.S. dollars, have been computed on the basis set forth in Note 2 (c).

/s/ DELOITTE TOUCHE TOHMATSU

Belo Horizonte, Brazil,
    June 3, 2002

                    PRIME - PRESTADORA DE SERVICOS S/C LTDA.

                  BALANCE SHEETS - DECEMBER 31, 2000 AND 2001

           (Stated in thousands of Brazilian reais and U.S. dollars)


                                  A S S E T S


                                                                    December 31,
                                                          --------------------------------
                                                            2000        2001        2001
                                                          --------    --------    --------
                                                             R$          R$         US$
                                                          --------    --------    --------
CURRENT ASSETS:
    Cash and cash equivalents                                  240         478         206
    Accounts receivable                                        229         270         116
    Other                                                       50          48          21
                                                          --------    --------    --------
                                                               519         796         343
                                                          --------    --------    --------
NONCURRENT ASSETS:
    Escrow deposits                                            107         195          84
    Deferred income and social contribution taxes               24           -           -
                                                          --------    --------    --------
                                                               131         195          84
                                                          --------    --------    --------
                     Total assets                              650         991         427
                                                          ========    ========    ========

                     The accompanying notes are an integral
                         part of these balance sheets.

                    PRIME - PRESTADORA DE SERVICOS S/C LTDA.

                  BALANCE SHEETS - DECEMBER 31, 2000 AND 2001

           (Stated in thousands of Brazilian reais and U.S. dollars)


     L I A B I L I T I E S  A N D  Q U O T A H O L D E R S'  E Q U I T Y

                                                                        December 31,
                                                             ----------------------------------
                                                               2000         2001         2001
                                                             --------     --------     --------
                                                                R$           R$           US$
                                                             --------     --------     --------
CURRENT LIABILITIES:
    Accounts payable                                                4           22            9
    Payroll and related charges                                   396          538          232
    Taxes payable                                                  33           40           17
                                                             --------     --------     --------
                                                                  433          600          258
                                                             --------     --------     --------

NONCURRENT LIABILITIES:
    Reserve for contingencies                                     116          303          131
    Other                                                          59           72           31
                                                             --------     --------     --------
                                                                  175          375          162
                                                             --------     --------     --------
QUOTAHOLDERS' EQUITY:
    Capital stock                                                  50          150           65
    Accumulated deficit                                            (8)        (134)         (58)
                                                             --------     --------     --------
                                                                   42           16            7
                                                             --------     --------     --------
          Total liabilities and quotaholders' equity              650          991          427
                                                             ========     ========     ========


                     The accompanying notes are an integral
                         part of these balance sheets.

                    PRIME - PRESTADORA DE SERVICOS S/C LTDA.

                            STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

           (Stated in thousands of Brazilian reais and U.S. dollars)

                                                              Year ended December 31,
                                                ---------------------------------------------------
                                                   1999          2000          2001          2001
                                                ---------     ---------     ---------     ---------
                                                    R$            R$            R$            US$
                                                ---------     ---------     ---------     ---------
NET REVENUES                                        1,801         2,319         3,753         1,617

EXPENSES:
    Selling                                        (1,785)       (2,091)       (3,497)       (1,507)
    Taxes on revenues                                (107)         (185)         (356)         (153)
    Other                                               -            (1)          (21)           (9)
                                                ---------     ---------     ---------     ---------
       Operating income (loss)                        (91)           42          (121)          (52)

FINANCIAL INCOME, NET                                  22            15            38            16
                                                ---------     ---------     ---------     ---------
       Income (loss) before taxes                     (69)           57           (83)          (36)

INCOME AND SOCIAL CONTRIBUTION TAXES:
     Current                                            -           (20)          (19)           (8)
     Deferred                                          19             5           (24)          (10)
                                                ---------     ---------     ---------     ---------
                                                       19           (15)          (43)          (18)
                                                ---------     ---------     ---------     ---------
       Net income (loss)                              (50)           42          (126)          (54)
                                                =========     =========     =========     =========


                     The accompanying notes are an integral
                           part of these statements.

                    PRIME - PRESTADORA DE SERVICOS S/C LTDA.

                 STATEMENTS OF CHANGES IN QUOTAHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                    (Stated in thousands of Brazilian reais)


                                          Capital     Accumulated
                                           stock        deficit        Total
                                         ---------     ---------     ---------

BALANCE DECEMBER 31, 1998                       10             -            10
    Capital increase (Note 1)                  190             -           190
    Capital reduction (Note 1)                (150)            -          (150)
    Net loss                                     -           (50)          (50)
                                         ---------     ---------     ---------
BALANCE DECEMBER 31, 1999                       50           (50)            -
    Net income                                   -            42            42
                                         ---------     ---------     ---------
BALANCE DECEMBER 31, 2000                       50            (8)           42
    Capital increase (Note 1)                  100             -           100
    Net loss                                     -          (126)         (126)
                                         ---------     ---------     ---------
BALANCE DECEMBER 31, 2001                      150          (134)           16
                                         =========     =========     =========


                     The accompanying notes are an integral
                           part of these statements.

                    PRIME - PRESTADORA DE SERVICOS S/C LTDA.

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

           (Stated in thousands of Brazilian reais and U.S. dollars)

                                                                       Year ended December 31,
                                                          ---------------------------------------------------
                                                             1999          2000          2001          2001
                                                          ---------     ---------     ---------     ---------
                                                              R$            R$            R$           US$
                                                          ---------     ---------     ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                           (50)           42          (126)          (54)
    Non-cash adjustments-
       Deferred taxes on income                                 (19)           (5)           24            10
       Provision for contingencies                               50            73           200            86
       Other                                                      -             8            13             6
                                                          ---------     ---------     ---------     ---------
                                                                (19)          118           111            48
                                                          ---------     ---------     ---------     ---------
(Increase) decrease in assets:
    Accounts receivable                                        (198)          (31)          (41)          (18)
    Escrow deposits                                             (44)          (54)          (88)          (38)
    Other                                                       (32)          (15)            2             1
                                                          ---------     ---------     ---------     ---------
                                                               (274)         (100)         (127)          (55)
                                                          ---------     ---------     ---------     ---------
Increase (decrease) in liabilities:
    Accounts payable                                             25           (21)           18             8
    Payroll and related charges                                 313           132           142            62
    Taxes payable                                                16            17             7             3
    Reserve for contingencies                                     -           (17)          (13)           (6)
                                                          ---------     ---------     ---------     ---------
                                                                354           111           154            67
                                                          ---------     ---------     ---------     ---------
Net cash provided by operating activities                        61           129           138            60
                                                          ---------     ---------     ---------     ---------
 CASH FLOWS FROM FINANCING ACTIVITIES:
       Capital increase                                         190             -           100            43
       Capital decrease                                        (150)            -             -             -
                                                          ---------     ---------     ---------     ---------
Net cash provided by financing activities                        40             -           100            43
                                                          ---------     ---------     ---------     ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS                       101           129           238           103

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR
                                                                 10           111           240           103
                                                          ---------     ---------     ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                        111           240           478           206
                                                          =========     =========     =========     =========


                     The accompanying notes are an integral
                           part of these statements.

                    PRIME - PRESTADORA DE SERVICOS S/C LTDA.

                       NOTES TO THE FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 2000 AND 2001

             (Amounts expressed in thousands of Brazilian reais and
                   U.S. dollars, unless otherwise indicated)



(1) THE COMPANY AND ITS OPERATIONS

     Prime - Prestadora de Servicos S/C Ltda. ("the Company" or "Prime") is a Brazilian limited liability Company and a subsidiary of Localiza Rent a Car S.A. ("Localiza"), formed on November 16, 1998, and formerly named Autovenda S/C Ltda.. The Company initiated its operations on January 1, 1999 rendering services to Total Fleet S.A. (a Localiza subsidiary) - in the intermediation of purchase and sale of vehicles and accessories.

     The Company is a subsidiary guarantor of Localiza's Senior Notes program, which are unsecured obligations of Localiza, at the amount of US$100 million, maturing on October 1, 2005. As a consequence, the Company is subject to certain restrictions contained in the Senior Notes program. These restrictive covenants will limit, except in certain circumstances, the ability of Localiza and subsidiaries to, among other things, declare any dividend or other similar distribution, make certain stock repurchases, make certain payments on subordinated indebtedness or make certain investments if, after giving effect to such actions, (i) a default or event of default under the Senior Notes indenture would have occurred and be continuing, (ii) Localiza and subsidiaries would be unable to incur additional indebtedness under the debt incurrence ratio test set forth in the indenture or (iii) the amount of all such payments exceeds an aggregate threshold amount. A default or event of default includes the failure of Localiza or its subsidiaries to observe or perform any covenant, whose covenants include limitations on the ability of the Localiza and subsidiaries to (i) incur certain additional indebtedness, (ii) create certain liens, (iii) enter into certain transactions with affiliates, (iv) engage in certain sale and leaseback transactions and (v) enter into certain merger, acquisition or sale transactions. Management believes to be in compliance with all covenants stated above.

     On January 11, 1999, Localiza increased capital in Prime in the amount of R$190 and on July 15, 1999, Localiza reduced capital in the amount of R$150.

     On July 6, 2001, Localiza increased capital in Prime in the amount of R$100.


(2)  BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

     (a) Accounting records-

     The Company's accounting records are maintained in Brazilian reais (R$), based on the criteria prescribed by the Brazilian Corporate Law. The financial statements prepared based on such accounting records and the Corporate Law criteria (Corporate Law Method financial statements) are the basis for determining income taxes and quotaholders' rights, such as the distribution of profits.

     (b) Presentation of the financial statements-

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which do not differ from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting principles generally accepted in Brazil or for other statutory purposes in Brazil. Therefore, quotaholders' equity and net income included in these financial statements do not differ from the statutory accounting records.


     (c) Translation of balances from Brazilian reais to U.S. dollars-

     The accompanying financial statements in Brazilian reais were translated into U.S. dollars at the rate of R$2.3204 to US$1.00, the selling Commercial Market exchange rate reported by the Central Bank of Brazil, for December 31, 2001. Such translation was made solely for the convenience of the readers and should not be construed as a representation that the Brazilian reais amounts could have been converted into U.S. dollars at this or any other rate.


(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, based on the following accounting policies:

     (a) Cash and cash equivalents-- Stated at cost plus interest earned to the balance sheet dates.

     (b) Income and social contribution taxes--The Company accounts for income taxes under the provisions of SFAS n(0).109, "Accounting for Income Taxes", which requires the application of the comprehensive liability method of accounting for income taxes. Under this method, a company is required to recognize a deferred tax asset or liability for all temporary differences.

          Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS n(0).109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income for the period that includes the enactment date.

          Deferred tax assets are reduced through the recognition of a valuation allowance, as appropriate, if, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized.

     (c) Assets and liabilities subject to monetary restatement-- Assets and liabilities denominated in Brazilian reais, and contractually or legally subject to indexation, are restated at the balance sheet dates by using the related index. Monetary variation gains or losses are recorded in the profit and loss account.

     (d) Revenue and expenses-- The revenues and expenses are recorded on the accrual basis. Revenues are recorded based on a commission per car sold.

     (e) Advertising costs-- Advertising costs are expensed when incurred (Note 11). No advertising costs have been deferred at the balance sheet dates herein.

     (f) Use of estimates-- The preparation of financial statements in accordance with generally accepted accounting principles requires that the Company makes estimates and use assumptions, in its best judgement, that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues, costs and expenses during the reporting periods. Significant estimates are used when accounting for income taxes, including recognition of valuation allowances, and contingencies, among others. Actual results in the future may differ from the estimates included in these financial statements.

     (g) Reclassifications in 1999 and 2000-- Certain amounts have been reclassified to conform with the 2001 presentation, mainly related to the taxes on revenues reclassified from net revenues, in accordance with interpretations of EITF (FASB Emerging Issue Task Force) 01-14 and 99-19.


(4)  CASH AND CASH EQUIVALENTS

                                                          December 31,
                                                --------------------------------
                                                  2000        2001        2001
                                                --------    --------    --------
                                                   R$          R$          US$
                                                --------    --------    --------
          Cash                                         2           9           4
          Cash equivalents                           238         469         202
                                                --------    --------    --------
                                                     240         478         206
                                                ========    ========    ========


     All cash and cash equivalents are denominated in reais. Cash and cash equivalents represent highly liquid investments that are readily convertible to known amounts of cash without any penalty or loss of market rate interest.


(5)  ESCROW DEPOSITS:

                                                          December 31,
                                                --------------------------------
                                                  2000        2001        2001
                                                --------    --------    --------
                                                    R$          R$          US$
                                                --------    --------    --------

          PIS/COFINS (taxes on other revenues)         3           5           2
          SESC/SENAC                                  56          98          42
          SAT                                         40          74          32
          SEBRAE                                       8          18           8
                                                --------    --------    --------
                                                     107         195          84
                                                ========    ========    ========

     These deposits were primarily made in connection with pending litigation. Related reserves for contingencies have been recognized (Note 7), where applicable.

(6)  PAYROLL AND RELATED CHARGES

                                                                            December 31,
                                                                   --------------------------------
                                                                     2000        2001        2001
                                                                   --------    --------    --------
                                                                      R$          R$          US$
                                                                   --------    --------    --------
          Accrued vacation                                              169         219          94
          Provision for employees' participation in profit              149         229          99
          INSS (Social security contributions)                           40          51          22
          FGTS (Severance indemnity fund)                                13          15           7
          Other                                                          25          24          10
                                                                   --------    --------    --------
                                                                        396         538         232
                                                                   ========    ========    ========

     The Company pays bonuses based on profits to employees on a six-months basis, according to their position and performance evaluations, which are not necessarily based on results from operations.


(7)  RESERVE FOR CONTINGENCIES

                                                                            December 31,
                                                                   --------------------------------
                                                                     2000        2001        2001
                                                                   --------    --------    --------
                                                                      R$          R$          US$
                                                                   --------    --------    --------
          SESC/SENAC                                                     59         101          44
          SEBRAE                                                          9          20           9
          SAT                                                            45          78          34
          Tax contingencies                                               3          80          34
          Other                                                           -          24          10
                                                                   --------    --------    --------
                                                                        116         303         131
                                                                   ========    ========    ========

     The Company is a claimant in some lawsuits and has recognized the above reserves based on the opinion of its legal and tax counsel.

     The Company's contingencies consist of pending litigation contesting the SESC/SENAC, SEBRAE and SAT payroll-related taxes. These contingencies reserves amount to R$199 as of December 31, 2001 (R$113 in 2000), of which R$190 (R$104 in 2000) are deposited in an escrow account.

     The tax contigencies consist of pending litigation contesting taxes on other revenues, especifically PIS and COFINS, and taxes on revenues - ISS. These contingencies reserves amount to R$80 as of December 31, 2001 (R$3 in 2000), of which R$5 (R$3 in 2000) are deposited in an escrow account.

     Accruals for the aforementioned contingencies are determined based on an analysis of the pending claims, as well as on the risks involved.

     The Company's management, based on the opinion of its legal and tax counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations and believes that no additional accrual for the mentioned reserves is required.

(8)  OTHER NONCURRENT LIABILITIES

     According to Brazilian labor legislation, employees dismissed are entitled to a 40% additional payment over the outstanding FGTS balance at dismissal date. As of December 31, 2000 and 2001, the Company has accrued for the potential expenses to be incurred related to the 40% extra payment mentioned above. The accrual was made based on actual dismissal records from prior years.


(9)  INCOME AND SOCIAL CONTRIBUTION TAXES

     (a) Deferred income and social contribution taxes-

     Temporary differences which give rise to deferred tax assets are as follows:

                                                        December 31,
                                             ----------------------------------
                                               2000         2001         2001
                                             --------     --------     --------
                                                R$           R$          US$
                                             --------     --------     --------
     Deferred tax assets:
     Reserve for contingencies                     15           47           20
     Provision for mandatory fund for
        unemployment benefits                      14           21            9
                                             --------     --------     --------
                                                   29           68           29
     Valuation allowance                           (5)         (68)         (29)
                                             --------     --------     --------
                                                   24            -            -
                                             ========     ========     ========

     During 1999, the Brazilian Government changed the tax law to allow companies to offset COFINS (tax on revenues) paid against the social contribution. Based on management's expectations, the likelihood of realizing the temporary differences on social contribution was not more likely than not for R$5 of the deferred tax assets. Therefore, a valuation reserve was established in 2000.

     In 2001, management's expectations of future taxable income indicated that it was not more likely than not that deferred income and social contribution taxes assets would be realized. Therefore, a valuation allowance for the complete balance was recognized.


     (b) Income and social contribution taxes-

     Income and social contribution taxes at nominal rates are reconciled to the amount reported as income tax expense, in the financial statements, as follows:

                                                           Year ended December, 31
                                              --------------------------------------------------
                                                1999          2000          2001          2001
                                              --------      --------      --------      --------
                                                 R$            R$            R$            US$
                                              --------      --------      --------      --------
     Income (loss) before taxes                    (69)           57           (83)          (36)
     Nominal rate                                   27%           24%           24%           24%
                                              --------      --------      --------      --------
     Income taxes at nominal rate                   19           (14)           20             9
     Increase in the valuation reserve               -            (1)          (63)          (27)
                                              --------      --------      --------      --------
                                                    19           (15)          (43)          (18)
                                              ========      ========      ========      ========

     The tax rates for the periods are:

           Income tax                                                   15%
           Additional income tax (for the taxable income
              exceeding R$240)                                          10%

           Social contribution tax-
              - from January 1 through April 30, 1999                    8%
              - from May 1 through January 31, 2000                     12%
              - from February 1 through December 31, 2002                9%
              - after January 1, 2003                                    8%

     Considering that the Company's taxable income was below the abovementioned threshold, the Company was not subject to the payment of the additional income tax.


(10) QUOTAHOLDERS' EQUITY

     (a) Capital Stock-

     As of December 31, 2001, capital stock was represented by R$150 (R$50 in 2000) corresponding to 14,999 outstanding quotas (4,999 in 2000), owned by Localiza Rent a Car S.A. and 1 outstanding quota owned by Localiza System Ltda., with par value of R$10 each. The quotas cannot be sold, pledged or transferred to third parties without the approval of all quotaholders.


     (b) Distribution of profits-

     In accordance with the Company's bylaw, the net profit may be distributed to the quotaholders or capitalized. However, upon the vote of majority of the quotaholders, they may declare a lower distribution or decide not to declare distribution. Additionally, upon a 100% approval of such quotaholders, profits can be partially or totally distributed without keeping the proportion to each quotaholders' share in the capital stock.

     Brazilian legislation permits payments of distribution of profits limited to the accumulated earnings balances in the statutory financial statements prepared in accordance with Brazilian Corporate Law.

     For the years ended 1999, 2000 and 2001, the Company's acumulated deficits in accordance with Brazilian Corporate Law were R$50, R$8 and R$134. Therefore, no distributions were declared.

(11) SELLING EXPENSES

                                             Year ended December 31,
                                   --------------------------------------------
                                     1999        2000        2001        2001
                                   --------    --------    --------    --------
                                      R$          R$          R$          US$
                                   --------    --------    --------    --------
     Payroll and related charges     (1,517)     (1,748)     (2,906)     (1,252)
     Employees' profit sharing         (161)       (200)       (300)       (129)
     Travel                             (91)       (105)       (222)        (96)
     Other                              (16)        (38)        (69)        (30)
                                   --------    --------    --------    --------
                                     (1,785)     (2,091)     (3,497)     (1,507)
                                   ========    ========    ========    ========

(12) FINANCIAL INCOME, NET

                                             Year ended December 31,
                                   --------------------------------------------
                                     1999        2000        2001        2001
                                   --------    --------    --------    --------
                                      R$          R$          R$          US$
                                   --------    --------    --------    --------
     Interest income                     34          35          56          24
     Interest expense                   (11)        (19)        (17)         (7)
     Tax on financial revenues           (1)         (1)         (1)         (1)
                                   --------    --------    --------    --------
                                         22          15          38          16
                                   ========    ========    ========    ========


(13) TRANSACTIONS WITH RELATED PARTIES

     The main balances and transactions with related parties are as follows:

                                             Year ended December 31,
                                   --------------------------------------------
                                     1999        2000        2001        2001
                                   --------    --------    --------    --------
                                      R$          R$          R$          US$
                                   --------    --------    --------    --------
     Accounts receivable-
         Total Fleet S.A                            229         270         116
                                               ========    ========    ========

     Accounts payable-
         Total Fleet S.A                              -           2           1
                                               ========    ========    ========

     Net revenues-
         Total Fleet S.A              1,694       2,134       3,397       1,464
                                   ========    ========    ========    ========

     Other expenses-
         Total Fleet S.A                  -           -          16           7
                                   ========    ========    ========    ========

     Management believes that such transactions were carried under market conditions.

(14) FINANCIAL INSTRUMENTS

     The Company's financial instruments are recorded in balance sheet accounts, as of December 31, 2000 and 2001, at amounts that approximate the fair value on those dates. The management of these instruments is made through operational strategies, seeking liquidity, returns and safety. The control policy consists of continually checking contracted rates versus the market. The Company did not have derivatives during the years ended nor at each balance sheet dates. Accordingly, the implementation of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, had no effect on the Company's financial statements upon adoption.


(15) FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING
     STANDARDS NOT YET IN EFFECT

     In June 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations". SFAS N(0) 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS N(0) 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company does not anticipate that the adoption of this standard will have a effect on its financial position or results of operations.

     In June 2001 the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS N(0) 142 is effective for fiscal years beginning after December 15, 2001. Early application of SFAS No. 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. With the adoption of SFAS N(0) 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. As of December 31, 2001, the Company has no goodwill recorded in its financial statements and consequently, the adoption of this standard will have no effect on the Company's financial position or results of operations.

     In June 2001 the FASB issued SFAS N(0) 143, "Accounting for Asset Retirement Obligations". The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. The Company plans to adopt this new standard in January 1, 2003. SFAS N(0) 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     In August 2001 the FASB issued SFAS N(0) 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. The Company plans to adopt this new standard in January 1, 2002. SFAS N(0) 144 supersedes SFAS N(0) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", although it retains the fundamental provisions of SFAS N(0) 121. SFAS N(0) 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     In April 2002, the FASB issued SFAS N(0) 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion 30 will now be used to classify those gains and losses. Statement 64 amended Statement 4, and is no longer necessary because Statement 4 has been rescinded. Statement 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement 44 is no longer necessary. SFAS 145 amends Statement 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS 145 also makes technical corrections to existing pronouncements. The Company does not believe the adoption of SFAS 145 will have a material impact on the Company's financial position, results of operations or cash flows.


(16) VALUATION AND QUALIFYING ACCOUNTS

     Following are disclosures regarding the Company's valuation and qualifying accounts:

                                           Year ended     Year ended     Year ended
                                          December 31,   December 31,   December 31,
            Description                       1999          2000            2001
     ----------------------------------   ------------   ------------   ------------
     Reserve for contingencies-
     -------------------------

     Balances as of beginning of the year            -             50            116
        Charges to costs and expenses               50             83            200
        Deductions                                   -            (17)           (13)
                                          ------------   ------------   ------------
     Balances as of end of the year                 50            116            303
                                          ============   ============   ============

                           * * * * * * * * * * * * *

LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
Financial Statements Together with Report of Independent Public Accountants


Stated in thousands of Argentine pesos
December 31, 2000 and 2001

REPORT OF INDEPENDENT                                           [Andersen Logo]
PUBLIC ACCOUNTANTS


To the Shareholders of
LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.:


     We have audited the balance sheets of LOCALIZA MASTER FRANCHISEE ARGENTINA S.A. (an Argentine Corporation and a subsidiary of Localiza System Ltda.) as of December 31, 2001, and 2000, and the related statements of income, changes in shareholders' equity and cash flows for the years ended in December 31, 2001 and 2000 and for the one-month period ended December 31, 1999, stated in thousands of Argentine pesos. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in note 12 to the accompanying financial statements, in the last few months, a deep change has been implemented in the economic model of the country as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (c) the restriction on transfers abroad on account of financial loan service and dividend distributions without prior authorization from the Central Bank; and (d) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

                                      -2-
                                                                [Andersen Logo]

     In our opinion the financial statements referred to in paragraph 1. present fairly, in all material respects, the financial position of LOCALIZA MASTER FRANCHISEE ARGENTINA S.A. as of December 31, 2001, and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 and for the one-month period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States of America.

     Additionally, in our opinion, the figures of the balance sheet as of December 31, 2001 and the statements of income and cash flows for the year then ended, converted to US dollars and included in the column "2001 US$", have been computed in accordance with the methodology described in Note 2. (d).


Buenos Aires, Argentina,                          PISTRELLI, DIAZ Y ASOCIADOS

  March 11, 2002
                                                    /s/ Karen Grigorian
                                                        KAREN GRIGORIAN
                                                            Partner

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                                 BALANCE SHEETS

                           DECEMBER 31, 2000 AND 2001

           (Stated in thousands of Argentine pesos and U.S. dollars)


                                                           December 31,
                                                   ----------------------------
                                                    2000       2001       2001
                                                   ------     ------     ------
                                                     ARP        ARP        US$
                                                   ------     ------     ------
Current Assets:

Cash and banks                                         15          1          1
Accounts receivable                                   179        180        106
Other                                                  30          5          3
                                                   ------     ------     ------
                                                      224        186        110
                                                   ======     ======     ======

Noncurrent Assets:

Other                                                  30         48         28
Office equipment, net                                  36         27         16
                                                   ------     ------     ------
                                                       66         75         44
                                                   ------     ------     ------
Total assets                                          290        261        154
                                                   ======     ======     ======

      The accompanying notes are an integral part of these balance sheets.



                                                             ENRIQUE MONPELAT
                                                                 Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                 BALANCE SHEETS

                           DECEMBER 31, 2000 AND 2001

           (Stated in thousands of Argentine pesos and U.S. dollars)

                      Liabilities and shareholders' equity


                                                           December 31,
                                                   ----------------------------
                                                    2000       2001        2001
                                                   ------     ------     ------
                                                     ARP        ARP        US$
                                                   ------     ------     ------
Current Liabilities:

Accounts payable                                       75        105         62
Payroll and related charges                            33         26         15
Income and social contribution taxes                   26         12          7
Taxes, other than on income                            30          8          5
Payable to related party                               70         32         19
Other                                                  26         24         14
                                                   ------     ------     ------
                                                      260        207        122
                                                   ------     ------     ------
Noncurrent Liabilities:

Reserve for contingencies                               -         17         10
Other                                                   5          5          3
                                                   ------     ------     ------
                                                        5         22         13
                                                   ------     ------     ------
Shareholders' Equity:

Capital stock                                         197        197        116
Capital contributions                                 135        276        163
Accumulated deficit                                  (307)      (441)      (260)
                                                   ------     ------     ------
                                                       25         32         19
                                                   ------     ------     ------
Total liabilities and shareholders' equity            290        261        154
                                                   ======     ======     ======


      The accompanying notes are an integral part of these balance sheets.


                                                           ENRIQUE MONPELAT
                                                               Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                              STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

           (Stated in thousands of Argentine pesos and U.S. dollars,
                           except per share amounts)


                                                                       Year ended December, 31
                                                         -------------------------------------------------
                                                            1999         2000         2001         2001
                                                         (one month)  (12 months) (12 months)  (12 months)
                                                         -----------  ----------- -----------  -----------
                                                             ARP          ARP         ARP          US$
                                                         -----------  ----------- -----------  -----------
NET REVENUES:

Royalties and advertising fees                                 66          768          668          393
Initial franchise fees                                         30           74           72           42
                                                           ------       ------       ------       ------
Total revenues                                                 96          842          740          435
                                                           ------       ------       ------       ------
EXPENSES AND COSTS:
Direct operating                                              (54)        (767)        (706)        (415)
Selling, general and administrative                            (7)         (99)        (143)         (86)
Depreciation                                                   (1)         (13)         (15)          (8)
                                                           ------       ------       ------       ------
Total operating expenses                                      (62)        (879)        (864)        (509)
                                                           ------       ------       ------       ------
Operating income (loss)                                        34          (37)        (124)         (74)
                                                           ------       ------       ------       ------

FINANCIAL EXPENSES, NET                                        (1)          (8)         (10)          (5)
                                                           ------       ------       ------       ------
Net income (loss) for the year                                 33          (45)        (134)         (79)
                                                           ======       ======       ======       ======
Average shares outstanding during the years
(in thousands)                                                197          197          197          197
                                                           ======       ======       ======       ======
Net income (loss) per average share outstanding              0.17        (0.23)       (0.68)       (0.40)
                                                           ======       ======       ======       ======

        The accompanying notes are an integral part of these statements.


                                                            ENRIQUE MONPELAT
                                                                Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.



                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                    (Stated in thousands of Argentine pesos)

                                                Capital      Capital     Accumulated
                                                 stock    contributions    deficit        Total
                                                -------   -------------  -----------      -----
BALANCE NOVEMBER 30, 1999                           197           89         (295)           (9)

Net income for the year (one month)                   -            -           33            33
                                                 ------       ------       ------        ------
BALANCE DECEMBER 31, 1999                           197           89         (262)           24

Irrevocable capital contribution                      -           46            -            46

Net loss for the year                                 -            -          (45)          (45)
                                                 ------       ------       ------        ------
BALANCE DECEMBER 31, 2000                           197          135         (307)           25

Irrevocable capital contribution                      -          141            -           141

Net loss for the year                                 -            -         (134)         (134)
                                                 ------       ------       ------        ------
BALANCE DECEMBER 31, 2001                           197          276         (441)           32
                                                 ======       ======       ======        ======

        The accompanying notes are an integral part of these statements.


                                                          ENRIQUE MONPELAT
                                                              Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

           (Stated in thousands of Argentine pesos and U.S. dollars)

                                                               Year ended December, 31
                                                -----------------------------------------------------
                                                   1999          2000          2001           2001
                                                (one month)  (12 months)    (12 months)   (12 months)
                                                -----------  -----------    -----------   -----------
                                                    ARP           ARP           ARP           US$
                                                -----------  -----------    -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss) for the year                        33           (45)         (134)          (79)

Non-cash adjustments:

Depreciation                                           1            13            15             8
Reserves for contingencies                             -            (9)           17            10
                                                  ------        ------        ------        ------
                                                       1             4            32            18
                                                  ------        ------        ------        ------

(Increase) decrease in assets:

Accounts receivable                                   (2)           74            (1)            -
Recoverable taxes and other                          (19)          (10)            7             4
                                                  ------        ------        ------        ------
                                                     (21)           64             6             4
                                                  ------        ------        ------        ------
Increase (decrease) in liabilities:
Accounts payable                                     (24)          (53)           30            19
Payroll and related charges                            7           (11)           (7)           (4)
Taxes                                                  4           (39)          (36)          (21)
Other                                                  -            (9)           (2)           (2)
                                                  ------        ------        ------        ------
                                                     (13)         (112)            -            (8)
                                                  ------        ------        ------        ------
Net cash used in operating activities                  -           (89)         (111)          (65)
                                                  ------        ------        ------        ------


                                                           ENRIQUE MONPELAT
                                                               Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

           (Stated in thousands of Argentine pesos and U.S. dollars)


                                                                           Year ended December, 31
                                                            -----------------------------------------------------
                                                                1999         2000          2001          2001
                                                            (one month)   (12 months)   (12 months)   (12 months)
                                                            -----------   -----------   -----------   -----------
                                                                 ARP          ARP           ARP           US$
                                                            -----------   -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to office equipment                                       -           (6)           (6)           (3)
                                                               ------       ------        ------        ------
Net cash used in investing activities                               -           (6)           (6)           (3)
                                                               ------       ------        ------        ------

CASH FLOWS FROM FINANCING ACTIVITIES:

Transactions with related parties-
Proceeds                                                            -            -           103            60
Capital increase                                                    -           46             -             -
Bank overdraft                                                      8           20             -             -
                                                               ------       ------        ------        ------
Net cash provided by financing activities                           8           66           103            60
                                                               ------       ------        ------        ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                8          (29)          (14)           (8)
                                                               ------       ------        ------        ------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                     36           44            15             9
                                                               ------       ------        ------        ------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           44           15             1             1
                                                               ======       ======        ======        ======
Supplemental disclosures of cash flow information-

Cash paid during the year for Income taxes                          -           23             1             1


        The accompanying notes are an integral part of these statements.


                                                         ENRIQUE MONPELAT
                                                             Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                       NOTES TO THE FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 2000 AND 2001

      (Amounts expressed in thousands of Argentine pesos and U.S. dollars, unless otherwise indicated)


1.   THE COMPANY AND ITS OPERATIONS:

     LOCALIZA MASTER FRANCHISEE ARGENTINA S.A. ("the Company") is a corporation ("sociedad anonima") organized under the laws of the Republic of Argentina and domiciled in the city of Buenos Aires; its principal shareholder is Localiza System Ltd., a company domiciled in Belo Horizonte, Brazil. The Company, engaged in the commercial use of licenses and trademarks, started its operations during the year 1992.

     The Company grants exclusive rights to its franchisees for defined geographic areas pursuant to renewable contracts. Franchisees generally pay the Company an initial fixed fee when the contract is signed, plus a monthly flat fee consisting of royalties and an advertising fee, based on gross revenues generated by the franchisees.

     On August 30, 1999 Localiza System Ltd., acquired a 60% interest in the Company from EDS Inversora S.A. As a consequence of this transaction Localiza System Ltd. increased its ownership in the Company to 99.99%.

     By virtue of the Master Franchise Agreement signed between the Company (as "franchisee") and Localiza System Brazil (as "franchisor"), the Company must pay Localiza System Brazil 1.5% of the car rental earned by the Company's franchisees. However, this payment was waived effective September 1999 due to the current Company's financial situation. This Master Franchisee Agreement has a 10-year term, starting March 1994.

     The Company has incurred significant losses during the last years. This has weakened its financial position. Local management expects that this situation will be turned around in the next years and the Parent has expressed its commitment to continue operations in Argentina and financially support the Company.


2.   BASIS FOR PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS:

     a)   Accounting records

          The Company's accounting records are maintained in Argentine pesos ($1=US$ 2.3 as of these financial statements date) based on the criteria prescribed by the Argentine Corporate Law. These records serve as a basis for the distribution of results/dividends.

     b)   Price-level adjusted financial statements-

          The financial statements fully reflect the effect of changes in the purchasing power of currency through August 31, 1995. As from September 1, 1995, as required by General Resolution No. 8/95 of the Inspeccion General de Justicia, the Company has discontinued the application of the above mentioned method while maintaining the restatements recorded through that date, as inflation rates since then and until December 31, 2001 have been immaterial.

     c)   Presentation of the financial statements-

          These financial statements have been prepared to be filed with the Securities and Exchange Commission of the United States of America (the "SEC"). They have been prepared in accordance with generally accepted accounting principles in the United States of America, which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with generally accepted accounting principles in Argentina or for other statutory purposes in Argentina.

          Shareholders' investment and net income included in these financial statements differ from those included in the statutory accounting records as a result of adjustments made to reflect the requirements of generally accepted accounting principles in the United States of America.

     d)   Translation of balances from Argentine pesos to U.S. dollars-

          The financial statements, unless otherwise indicated, were translated into U.S. dollars at the rate of ARP 1.70 to US$1.00, the selling exchange rate as of the close of business of the first day after the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002). Such translation was made solely for the convenience of the readers and should not be construed as a representation that the Argentine pesos amounts could have been converted into U.S. dollars at this or any other rate.


3.   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES:

     The consolidated financial statements were prepared in conformity with generally accepted accounting principles in the United States of America, based on the following accounting policies:

     a) Allowance for doubtful accounts-- Provided in an amount considered sufficient to cover eventual losses on accounts receivable, considering past experience, the current financial situation of the Company's customers and the status of past-due receivables.

     b) Office equipment-- Restated as explained in Note 2, are net of related accumulated depreciation, using the straight-line method over the estimated useful lives of the related assets.

          Estimated useful lives are as follows:

           Furniture and fixtures                     5 years
           Software and equipment                     3 to 5 years
           Facilities                                 5 years

          The carrying amount of fixed assets does not exceed the recoverable value through future operations.

     c) Income and social contribution taxes-- The Company calculates income taxes at the current rate of 35% based on the taxable income for the year. Deferred taxes arising from temporary differences are recognized using the criteria set forth in Statement of Financial Accounting Standard No. 109, "Accounting for income taxes".

          The tax on minimum presumed income (TOMPI) is complementary to income tax because while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum levy on the potential income from certain productive assets at a 1% tax rate, so that the tax obligation of each Company will be equal to the higher of the two taxes. However, if the tax on minimum presumed income exceeds income tax in one tax year, such excess may be computed as a tax credit against any excess of income tax over the tax on minimum presumed income that might arise in any of the ten subsequent years.

          In the year ended December 31, 2000, and as a result of the enactment of Law No. 25,360 that extended the term over which the Company may compute minimum presumed income tax as payment on account of income tax to ten years, the Company has reversed the valuation reserve against the deferred minimum presumed tax asset which had been charged to income during the prior year. In addition, the Company has recorded minimum presumed income tax, which has been included in the Other noncurrent receivables account as minimum presumed income tax. A full valuation allowance was recorded for the tax deferred asset (including the tax loss carryforward) as the Company believes it is not more likely than not that this asset will be recovered.

          As of December 31, 1999, the Company has calculated income tax in the amount of 5, which has been charged to the income statement under "Income taxes".

          The calculated tax loss carryforward will be available to offset future taxable income until 2005. In each fiscal year in which the tax loss carryforward, the income tax benefit (effect of the tax rate over the tax loss carryforward utilized) will be realized provided income tax (after offsetting) equals or exceeds TOMPI, but will be reduced for any amount in which TOMPI may exceed income tax.

     d) Assets and liabilities denominated in foreign currencies -- valued at the exchange rates effective as of January 11, 2002, when the exchange market reopened, as stated in paragraph 26 of the Statement of Financial Accounting Standards No. 52 and Topic D-12 of the Emerging Issues Task Force, both from the Financial Accounting Standards Board.

          Exchange differences have been credited/charged to current income in each year.

     e) Use of estimates -- In preparing its financial statements, management is required to make certain assumptions and estimates with respect to the recording of assets, liabilities and transactions. Actual results in the future may differ from the estimates included in these financial statements.

     f) Franchise revenues -- Initial franchise fees are recognized immediately, as the Company does not have any continuing obligation related to these amounts after the initial set up of the franchisee is complete. Royalties and advertising fees based on percentages of franchisees rental revenues are recognized as earned.

     g) Earnings per share-- Calculated based on the weighted average number of shares outstanding during the periods.

                                                            December 31,
                                                 ------------------------------
                                                  2000        2001        2001
                                                 ------      ------      ------
                                                   ARP         ARP         US$
                                                 ------      ------      ------

4.   CASH AND BANKS:

     Cash                                             1           1           -
     Bank deposits                                   14           -           -
                                                 ------      ------      ------
                                                     15           1           1
                                                 ======      ======      ======


5.   ACCOUNTS RECEIVABLE:

     Royalties and advertising fees                 167         213         124
     Other                                           32          23          15
                                                 ------      ------      ------
                                                    199         236         139
     Less-Allowance for doubtful accounts           (20)        (56)        (33)
                                                 ------      ------      ------
                                                    179         180         106
                                                 ======      ======      ======


6.   OFFICE EQUIPMENT, NET:

     Furniture and fixtures                          25          29          17
     Software and equipment                          35          35          21
     Facilities                                       3           3           2
     Accumulated depreciation                       (27)        (40)        (24)
                                                 ------      ------      ------
                                                     36          27          16
                                                 ======      ======      ======

7.   DEFERRED INCOME TAXES:

     Temporary differences, which give rise to deferred tax assets are as follows:

                                                                         December 31,
                                                                ------------------------------
                                                                 2000        2001        2001
                                                                ------      ------      ------
                                                                  ARP        ARP          US$
                                                                ------      ------      ------
     Allowance for doubtful accounts                                 9          20          11
     Reserve for contingencies                                       -           6           4
     Difference between tax and book value of fixed assets          (2)         (2)         (1)
     Fees                                                           16           -           -
     Tax loss carryforward                                          63          94          55
                                                                ------      ------      ------
     Subtotal                                                       86         118          69

     Valuation allowance                                           (86)       (118)        (69)
                                                                ------      ------      ------
     Net deferred tax asset                                          -           -           -
                                                                ======      ======      ======

     The Company's management believes that it is not more likely than not that the deferred income tax assets will be realized based on projections of future taxable income, and has recorded full valuation allowances accordingly.


8.   SHAREHOLDERS' EQUITY:

     As of December 31, 2000 and 2001, capital stock as per the statutory records was represented by 197 corresponding to 197,000 shares, at a par value of ARP 1.00. Capital is held as follows:

                                                     Shares on December 31,
                                              ----------------------------------
                                                1999         2000         2001
                                              --------     --------     --------

      Localiza System                          196,999      196,999      196,999
      Aristides Luciano Azevedo Newton               1            1            1
                                              --------     --------     --------
                                               197,000      197,000      197,000
                                              ========     ========     ========


9.   SELLING, GENERAL AND ADMINISTRATIVE (EXPENSES):


                                            Year ended December 31,
                                        -------------------------------
                                        1999     2000     2001     2001
                                        ----     ----     ----     ----
                                         ARP      ARP      ARP      US$
                                        ----     ----     ----     ----

     Collection commissions                -       30       21       12
     Unrecoverable receivables             -       20       36       21
     Outside services                      4       38       34       20
     Other                                 3       11       52       33
                                        ----     ----     ----     ----
                                           7       99      143       86
                                        ====     ====     ====     ====

10.  FINANCIAL EXPENSE, NET:


                                                Year ended December 31,
                                           ----------------------------------
                                           1999      2000      2001      2001
                                           ----      ----      ----      ----
                                            ARP       ARP       ARP       US$
                                           ----      ----      ----      ----

     Interest income                          -         -         1         -
     Interest expense                        (1)       (8)      (13)       (7)
     Tax on financial revenues                -         -        (3)       (1)
     Exchange gain                            -         -         5         3
                                           ----      ----      ----      ----
                                             (1)       (8)      (10)       (5)
                                           ====      ====      ====      ====


11.  FINANCIAL INSTRUMENTS:


     The Company did not have transactions with derivatives at the balance sheet dates.


12. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER MODIFICATIONS OF THE ECONOMIC NORMATIVE:

     Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

     Decree 71/2002 of the Federal Executive and Communique "A" 3425, as amended, of the Central Bank of Argentina (the BCRA) devalued the Argentine peso with respect to the US dollar and established a dual exchange system: the "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions. Such Communique established a ARS 1.4 to USD 1 exchange rate for transactions conducted through the "official" market and the exchange rate of the "free" market that, as of the close of business of the first day after the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), was about ARS 1.60/ARS 1.70 to USD 1 (bid price).

     Other regulations were issued subsequently, including Decree No. 214/2002 (Financial Reorganization Decree) of February 3, 2002, further amending the new rules and regulations in effect. The main aspects as of today are summarized below:

     a) consolidation of the exchange markets into a "free" market for settling foreign trade transactions and financial transactions with prior authorization of the BCRA;

     b)   restrictions on the free disposition of funds deposited with banks;

     c) de-dollarization of deposits in US dollars with Argentine banks at the ARS 1.40 = USD 1 rate and of all US dollar-denominated obligations assumed as of January 6, 2001, in Argentina at a ARS 1 = USD 1 rate. Deposits and debts switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" to be published by the BCRA and which will be applied as from the publication date of Decree No. 214/2002, plus a minimum and maximum interest rate for deposits with and loans from the banking system, respectively, fixed by the BCRA;

     d) de-dollarization of all private agreements at a ARS 1 = USD 1 rate and subsequent adjustment by the benchmark stabilization coefficient;

     e) de-dollarization of utility rates which were originally agreed upon in US dollars and subsequent renegotiation on a case-by-case basis;

     f) 180-day suspension of unjustified dismissals; should any such dismissals occur, they will carry the penalty of having to pay double the termination pay provided by current labor legislation;

     g)   two-year suspension of the bank-deposits unseizability law; and

     h) 180-day suspension as from February 3, 2002, of all lawsuits, precautionary measures, and foreclosure proceedings on loans, debts, deposits, and financial rescheduling affected by the new economic measures.

     To date, the Federal Government is analyzing supplementary policies that will define, among other things, the way in which secured loans in US dollars related to the domestic public debt swap will be switched into pesos and the way in which private external debt payments will be made.

     On the other hand, and as a consequence of the changes implemented, in January and February, there was an increase in the Argentine consumer price index of 2.3% and 3.3% and in the Argentine wholesale price index of 6.6% and 11%, respectively, according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

     As indicated in Note (3) (d), assets and liabilities in foreign currency as of December 31, 2001, were valued at the exchange rates effective as of January 11, 2002, when the exchange market reopened, as stated in paragraph 26 of the Statement of Financial Accounting Standards No. 52 and Topic D-12 of the Emerging Issues Task Force, both from the Financial Accounting Standards Board.

     The effect of the devaluation mentioned above has been a gain of 5, which has been recognized as of December 31, 2001, in the "Financing expenses - net" account in the statement of income.

     The additional estimated impact of the modifications of the exchange rate, subsequent to January 11, 2002 and as of the approval date of these financial statements, has not changed materially.

     As provided in the Public Emergency and Exchange System Reform Law mentioned above, any loss resulting from applying the new exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law's effective date. Any gain resulting for such effect, will be taxed in the fiscal year ending December 31, 2002.

     These financial statements take into account the effects derived from the new economic and exchange policies known as of the issue date. All estimations made by the Company's management have been done taking into account such policies. The effect of additional measures to be implemented by the Government and the instrumentation of those adopted before, will be accounted at the time the Company's management becomes aware of them.


13.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     Balances and revenues (expenses) on transactions made during the years ended as of December 31, 2001, 2000 and December 31, 1999 with Localiza System Ltd. are as follows:

                                                December 31,    December 31,
                                                    2001            2000
                                              --------------- ---------------
                                              Localiza System Localiza System
                                                    Ltd.            Ltd.
                                              --------------- ---------------

     Receivables                                        -              -

     Payables                                          32             70

     Income (expense)

     Other charges                                    (10)             -
     Interest paid                                      1              -
     Expense reimbursement                             27              -

     During the year, the Company's shareholder has transferred to Localiza MFA, effective January 1st 2001, the rights and obligations derived from franchise agreements signed with franchisees from Paraguay, Uruguay, Bolivia, Mexico, Peru and Aruba. Accordingly, Royalties and advertising fees include around 100 for franchise fees related to the above-mentioned operation.


14.  COMMITMENTS AND CONTINGENCIES

     Contracts

     On June 15, 2000, the Company subscribed an agreement with the concessionaire of the main airports in Argentina, "Aeropuertos 2000", effective March 31, 2000, under which the Company was granted a provisional permit to exploit and use for commercial purposes the brand Localiza Rent a Car in the airports where it has a subfranchise. As from the execution of such agreement, the Company was obliged to pay the concessionaire a monthly fee based on the billing of each subfranchisee.

     The above agreement was effective for one year, except for the agreements related to the airports in Tucuman, which were effective for 7 months, and in Posadas and Puerto Iguazu which were effective for 8 months. This agreement was not renewed, and the relationship with certain franchisees that operated in these locations was discontinued.

     Adoption of SFAS 133

     This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forescated transaction, or (c) a hedge of the foreing currency exposure of a net investment in a foreing operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

     The company has no derivatives and did not perform any hedging activities.


15.  FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IN EFFECT

     In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS No 141, "Business Combinations". SFAS No 141 is effective for all business combinations initiated after June 30, 2001 and to all business combination accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method.

     In June 2001 the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early application of SFAS No. 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

     In August 2001 the FASB issued SFAS No. 144, "Accounting for the impairment or Disposal of Long-Lived Assets". The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001 with early application encouraged. The Company plans to adopt this new standard in fiscal year 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of an supersedes SFAS No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". However, this Statement retains the fundamental provision of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board
     (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions" for segments of a business to be disposed of to expand discontinued operations presentation to a component of an entity. Finally, SFAS No. 144 amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a temporarily controlled subsidiary.

     The Company does not anticipate that these new standards will have any impact on its financial position or results of operations.

                                                         ENRIQUE MONPELAT
                                                             Chairman

LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

Financial Statements as of December 31, 2000 and 1999 and
November 30, 1999 and 1998, together with the Report of Independent Public Accountants

(This is a copy of a previously issued report. This report has not been reissued)


REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS


To the Shareholders of
LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.:


     We have audited the balance sheets of LOCALIZA MASTER FRANCHISEE ARGENTINA S.A. (an Argentine Corporation and a subsidiary of Localiza System Ltda.) as of December 31, 2000, and 1999, and November 30, 1999 and 1998, and the related statements of income, changes in shareholders' equity and cash flows for the years ended in December 31, 2000 and November 30, 1999 and 1998 and for the one-month period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such financial statements, based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion the financial statements referred to in paragraph 1. present fairly, in all material respects, the financial position of LOCALIZA MASTER FRANCHISEE ARGENTINA S.A. as of December 31, 2000, and 1999, and November 30, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 2000 and November 30, 1999 and 1998 and for the one-month period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States of America.


Buenos Aires, Argentina,                          PISTRELLI, DIAZ Y ASOCIADOS
     February 12, 2001

                                                 /s/ BENJAMIN G. HARRIAGUE
                                                            Partner

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


           BALANCE SHEETS AS OF DECEMBER 31, 2000, DECEMBER 31, 1999,

                           NOVEMBER 30, 1999 AND 1998

                          (stated in Argentine pesos)

                                                             December 31, December 31, November 30,  November 30,
                                                                2000         1999         1999          1998
                                                             ------------ ------------ ------------  ------------
CURRENT ASSETS
    Cash and cash equivalents (Note 3.a)                         14,939       43,986       35,954        38,546
    Accounts receivable (Note 3.b)                              178,913      237,037      223,791       325,441
    Receivables from related parties (Note 5)                       -          4,647        4,647           -
    Other receivables (Note 3.c)                                 29,737       28,411        9,504        18,162
                                                             ----------   ----------   ----------    ----------
    Total current assets                                        223,589      314,081      273,896       382,149
                                                             ----------   ----------   ----------    ----------
NONCURRENT ASSETS
    Accounts receivable (Note 3.b)                               12,550       22,199       34,858        69,242
    Other receivables (Note 3.c)                                 17,158        3,700        3,700         9,200
    Fixed assets (Exhibit A)                                     36,279       43,668       44,542        25,422
                                                             ----------   ----------   ----------    ----------
    Total noncurrent assets                                      65,987       69,567       83,100       103,864
                                                             ----------   ----------   ----------    ----------
    Total assets                                                289,576      383,648      356,996       486,013
                                                             ==========   ==========   ==========    ==========
CURRENT LIABILITIES
    Suppliers (Note 3.e)                                         75,445       97,822      122,250       124,274
    Bank loans                                                   27,065        7,685          -             -
    Payables to related parties (Note 5)                         69,856          -            -         193,642
    Payroll and social security taxes                            41,738       46,975       40,085        40,583
    Taxes payable (Note 3.d)                                     45,570       97,857       89,718        73,005
                                                             ----------   ----------   ----------    ----------
    Total current liabilities                                   259,674      250,339      252,053       431,504
                                                             ----------   ----------   ----------    ----------
NONCURRENT LIABILITIES
    Taxes payable (Note 3.d)                                      4,874       21,977       26,370        79,112
    Payables to related parties (Note 5)                            -         78,379       78,379           -
    Reserve for contingencies (Exhibit B)                           -          9,200        9,200         9,200
                                                             ----------   ----------   ----------    ----------
    Total noncurrent liabilities                                  4,874      109,556      113,949        88,312
                                                             ----------   ----------   ----------    ----------
    Total liabilities                                           264,548      359,895      366,002       519,816

SHAREHOLDERS' EQUITY / DEFICIT (per related statement)           25,028       23,753       (9,006)      (33,803)
                                                             ----------   ----------   ----------    ----------
    Total liabilities and shareholders' equity/deficit          289,576      383,648      356,996       486,013
                                                             ==========   ==========   ==========    ==========

          The accompanying notes 1 through 11 and Exhibits A, B and C are an integral part of these statements.



                                                      ENRIQUE MONPELAT
                                                          President

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                    STATEMENTS OF INCOME FOR THE YEARS ENDED

               DECEMBER 31, 2000, AND NOVEMBER 30, 1999 AND 1998

              AND FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 1999

                          (stated in Argentine pesos)

                                                       December 31,    December 31,    November 30,    November 30,
                                                           2000            1999            1999            1998
                                                         (twelve           (one          (twelve         (twelve
                                                          months)          month)         months)         months)
                                                       ------------    ------------    ------------    ------------
NET SALES - FRANCHISING REVENUES (Note 3.f)                 841,560          96,339         872,345       1,338,881

COST OF SALES (Exhibit C)                                  (766,740)        (48,654)     (1,013,552)     (1,255,444)
                                                       ------------    ------------    ------------    ------------
    Gross profit                                             74,820          47,685        (141,207)         83,437

ADMINISTRATIVE AND SELLING EXPENSES (Exhibit C)             (98,031)         (7,586)        (69,443)        (96,053)

FIXED ASSETS DEPRECIATION                                   (13,316)           (874)         (9,172)         (2,746)

OTHER OPERATING (EXPENSES) INCOME                               -               -            (4,077)          5,534
                                                       ------------    ------------    ------------    ------------
    Operating (loss) income                                 (36,527)         39,225        (223,899)         (9,828)

FINANCIAL EXPENSE - net (Note 3.g)                           (8,328)           (989)        (18,607)        (13,178)
                                                       ------------    ------------    ------------    ------------
    (Loss) income before taxes                              (44,855)         38,236        (242,506)        (23,006)

INCOME TAXES (Note 2.3.f)                                       -            (5,477)            -           (15,731)

TAX ON MINIMUM PRESUMED INCOME (Note 2.3.f)                     -               -            (5,616)            -
                                                       ------------    ------------    ------------    ------------
    Net (loss) income for the year                          (44,855)         32,759        (248,122)        (38,737)
                                                       ============    ============    ============    ============
    Basic and diluted (loss) income per share                 (0.23)           0.17           (5.28)          (3.23)
                                                       ============    ============    ============    ============
    Weighted average shares outstanding                     197,000         197,000          46,973          12,000
                                                       ============    ============    ============    ============

          The accompanying notes 1 through 11 and Exhibits A, B and C are an integral part of these statements.


                                                        ENRIQUE MONPELAT
                                                            President

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


            STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

                   FOR THE YEARS ENDED DECEMBER 31, 2000, AND

                           NOVEMBER 30, 1999 AND 1998

              AND FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 1999

                          (stated in Argentine pesos)

                                                           December 31, 2000
                                                             (twelve months)
                                         -------------------------------------------------------
                                               Shareholders' contributions
                                         ----------------------------------------
                                            Subscribed capital
                                         -------------------------
                                                                      Irrevocable
                                             Par        Adjustment       capital
                                            value       to capital    contribution     Subtotal
                                         ----------     ----------     ----------     ----------
Balance at beginning of year                197,000          1,020         87,919        285,939

Irrevocable capital contribution (1)            -              -           46,130         46,130
                                         ----------     ----------     ----------     ----------
Balance at end of year                      197,000          1,020        134,049        332,069
                                         ==========     ==========     ==========     ==========

                                                                                                          November 30,  November 30,
                                                                                            December 31,     1999          1998
                                                            December 31, 2000                  1999        (twelve       (twelve
                                                             (twelve months)                (one month)     months)       months)
                                                  ---------------------------------------  -------------  ------------  ------------
                                                       Retained earnings
                                                  --------------------------
                                                              Unappropriated
                                                                 earnings
                                                     Legal     (accumulated
                                                    reserve        loss)          Total        Total         Total         Total
                                                  ----------  --------------   ----------   ----------    ----------    ----------
Balance at beginning of year                             703      (262,889)        23,753       (9,006)      (33,803)        4,934

Increase in capital stock approved by the Special
  Shareholders' Meeting of September 22, 1999 (1)        -             -              -            -         185,000           -

Irrevocable capital contribution (1)                     -             -           46,130          -          87,919           -

Net (loss) income for the year                           -         (44,855)       (44,855)      32,759      (248,122)      (38,737)
                                                  ----------    ----------     ----------   ----------    ----------    ----------
Balance at end of year                                   703      (307,744)        25,028       23,753        (9,006)      (33,803)
                                                  ==========    ==========     ==========   ==========    ==========    ==========

     (1)  See Note 4.

          The accompanying notes 1 through 11 and Exhibits A, B and C are an integral part of these statements.


                                                     ENRIQUE MONPELAT
                                                         President

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                            STATEMENTS OF CASH FLOWS

     FOR THE YEARS ENDED DECEMBER 31, 2000, AND NOVEMBER 30, 1999 AND 1998

              AND FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 1999

                          (stated in Argentine pesos)

                                                                           December 31,   December 31,  November 30,   November 30,
                                                                              2000           1999           1999           1998
                                                                            (twelve          (one         (twelve        (twelve
                                                                             months)         month)        months)        months)
                                                                           ----------     ----------     ----------     ----------
Cash and cash equivalents at end of year                                       14,939         43,986         35,954         38,546
Cash and cash equivalents at beginning of year                                (43,986)       (35,954)       (38,546)      (125,121)
                                                                           ----------     ----------     ----------     ----------
(Decrease) increase in cash and cash equivalents                              (29,047)         8,032         (2,592)       (86,575)
                                                                           ==========     ==========     ==========     ==========
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities:

Net (loss) income for the year                                                (44,855)        32,759       (248,122)       (38,737)

Adjustments to reconcile the net loss for the year to the net cash applied to operations:

      Depreciation of fixed assets                                             13,316            874          9,172          2,746
      Net book value of fixed assets retired                                      -              -            5,242            -
      Decrease (Increase)in accounts receivable (net of allowance)             73,449           (587)       136,034         14,712
      Decrease (Increase) in receivables from related parties                   4,647            -           (4,647)         3,084
      (Increase) decrease in other receivables                                (14,784)       (18,907)        14,158           (289)
      Decrease in suppliers                                                   (53,040)       (24,428)        (2,024)       (37,907)
      Decrease in payables to related parties                                  (8,523)           -         (115,263)      (141,723)
      (Decrease) increase in payroll and social security taxes                (10,913)         6,890           (498)           (83)
      (Decrease) increase in taxes payable (1)                                (38,727)         3,746        (36,029)       126,090
      (Decrease) increase in reserve for contingencies                         (9,200)           -              -            9,200
                                                                           ----------     ----------     ----------     ----------
              Cash flows (applied to) provided by operating activities        (88,630)           347       (241,977)       (62,907)
                                                                           ----------     ----------     ----------     ----------
Financing activities:

      Increase in bank loans                                                   19,380          7,685            -              -
      Increase in capital stock                                                   -              -          185,000            -
      Irrevocable capital contribution                                         46,130            -           87,919            -
                                                                           ----------     ----------     ----------     ----------
              Cash flows provided by financing activities                      65,510          7,685        272,919            -
                                                                           ----------     ----------     ----------     ----------
Investing activities

      Acquisition of fixed assets                                              (5,927)           -          (33,534)       (23,668)
                                                                           ----------     ----------     ----------     ----------
              Cash flows applied to investing activities                       (5,927)           -          (33,534)       (23,668)
                                                                           ----------     ----------     ----------     ----------
(Decrease) increase in cash and cash equivalents                              (29,047)         8,032         (2,592)       (86,575)
                                                                           ==========     ==========     ==========     ==========

     (1) Income taxes paid were 22,518, 19,923 and 16,605 for the years ended December 31, 2000, November 30, 1999, November 30, 1998, respectively. No income tax was paid for the one month ended December 31, 1999. Interest paid in cash was 8,423, 989, 21,540 and 37,634 in the years ended December 31, 2000, December 31, 1999, November 30, 1999 and November 30, 1998, respectively.

          The accompanying notes 1 through 11 and Exhibits A, B and C are an integral part of these statements.


                                                         ENRIQUE MONPELAT
                                                             President

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                       NOTES TO THE FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED DECEMBER 31, 2000, AND,

                           NOVEMBER 30, 1999 AND 1998

                          (stated in Argentine pesos)



1.   CONTROLLING INTEREST, ACTIVITIES OF THE COMPANY AND MAIN EVENTS

     LOCALIZA MASTER FRANCHISEE ARGENTINA S.A. ("the Company") is a corporation ("sociedad anonima") organized under the laws of the Republic of Argentina and domiciled in the city of Buenos Aires; its principal shareholder is Localiza System Ltd., a company domiciled in Belo Horizonte, Brazil. The Company, engaged in the commercial use of licenses and trademarks, started its operations during the year 1992. The Company's franchisees have 71 car rental locations.

     The Company grants exclusive rights to its franchisees for defined geographic areas pursuant to five-year renewable contracts. Franchisees generally pay the Company an initial fixed fee when the contract is signed, plus a monthly flat fee consisting of royalties and an advertising fee, based on gross revenues generated by the franchisees.

     On August 30, 1999 Localiza System Ltd., acquired a 60% interest in the Company from EDS Inversora S.A. As a consequence of this transaction Localiza System Ltd. increased its ownership in the Company to 99.99%.

     By virtue of the Master Franchise Agreement signed between the Company (as "franchisee") and Localiza System Brazil (as "franchisor"), the Company must pay Localiza System Brazil 1.5% of the car rental earned by the Company's franchisees. However, this payment was waived effective September 1999 due to the current Company's financial situation. This Master Franchisee Agreement has a 10-year term, starting March 1994.

     The Company has incurred significant losses during the last years. This has weakened its financial position. Local management expects that this situation will be turned around in the next years and the Parent has expressed its commitment to continue operations in Argentina and financially support the Company.


2.   BASIS OF PRESENTATION

     1.   Purpose of the financial statements

          These financial statements have been prepared to be filed with the Securities and Exchange Commission of the United States of America (the "SEC"). They have been prepared in accordance with generally accepted accounting principles in the United States of America, which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with generally accepted accounting principles in Argentina or for other statutory purposes in Argentina.

          Shareholders' investment and net income included in these financial statements differ from those included in the statutory accounting records as a result of adjustments made to reflect the requirements of generally accepted accounting principles in the United States of America.

     2.   Restatement to constant pesos

          The financial statements fully reflect the effect of changes in the purchasing power of currency through August 31, 1995. As from September 1, 1995, as required by General Resolution No. 8/95 of the Inspeccion General de Justicia, the Company has discontinued the application of the above mentioned method while maintaining the restatements recorded through that date, as inflation rates since then have been immaterial.

     3.   Valuation methods

          The main valuation methods used in the preparation of these financial statements are as follows:

          a)   Cash, receivables and payables:

               -    At nominal value.

               - In foreign currency: converted at the exchange rates in effect at each year-end applicable to the settlement of these transactions.

               Exchange differences have been credited/charged to current income in each year.

               Receivables and payables include accrued interest as of each year-end.

          b)   Fixed assets:

               All fixed assets were restated as explained in Note 2 and are net of related accumulated depreciation, using the straight-line method over the estimated useful lives of the related assets.

               Estimated useful lives are as follows:

               Furniture and fixtures                       5 years
               Software and equipment                       3 to 5 years
               Facilities                                   5 years

               The carrying amount of fixed assets does not exceed the recoverable value through future operations.

          c)   Allowance and reserve:

               - For doubtful accounts: the allowance was recorded based on the individual analysis of the recoverability of all receivables.

               - For contingencies: certain contingent situations that could give rise to liabilities for the Company have been accrued. The opinion of the Company's counsel has been taken into consideration to calculate the amount to accrue.

          d)   Shareholders' equity accounts:

               These accounts have been restated in constant Argentine pesos as explained in Note 2. "Restatement to constant pesos", except for the "Subscribed capital - Par value" account which has been left at its original value. The adjustment required to restate in constant Argentine pesos has been disclosed in the "Adjustment to capital" account.

          e)   Income statement accounts:

               - Franchising revenues - Under franchise contracts, a non-refundable initial fixed-fee credited to income upon signing of the contract. All contracts have a duration ranging from 5 to 10 years and may be cancelled by either party upon 90 days written notice. The franchise contracts require a monthly payment to the Company of up to 6% of the total revenues each month, with 3.5% and 2.5% representing payment for royalties and advertising and communication charges, respectively.

                    Initial fixed-fee revenue from franchisees, which will decline in the future because sales predictably reach a saturation point, is recognized as income immediately, as the Company does not have any continuing obligation related to these amounts after the initial set up of the franchisee is complete. Fees based on percentages of rental revenues earned by franchisees are recognized as income as earned. Each franchisee is responsible for purchasing, maintaining, and selling its car fleet.

               -    Expenses are charged to income as they accrue.

               - Accounts accumulating monetary transactions and net financial (expense) income have not been restated.

               - Charges for consumption of nonmonetary assets acquired before August 31, 1995 have been computed based on the restated amounts as of that date of such assets.

          f)   Income taxes and tax on minimum presumed income:

               The Company calculates income taxes at the current rate of 35% (33% for the year ended November 30, 1998) based on the taxable income for the year. Deferred taxes arising from temporary differences are recognized using the criteria set forth in Statement of Financial Accounting Standard No. 109, "Accounting for income taxes".

               The tax on minimum presumed income (TOMPI) is complementary to income tax because while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum levy on the potential income from certain productive assets at a 1% tax rate, so that the tax obligation of each Company will be equal to the higher of the two taxes. However, if the tax on minimum presumed income exceeds income tax in one tax year, such excess may be computed as a tax credit against any excess of income tax over the tax on minimum presumed income that might arise in any of the ten subsequent years.

               In the year ended December 31, 2000, and as a result of the enactment of Law No. 25,360 that extended the term over which the Company may compute minimum presumed income tax as payment on account of income tax to ten years, the Company has reversed the valuation reserve against the deferred minimum presumed tax asset which had been charged to income during the prior year. In addition, the Company has recorded the effect of tax loss carryforwards of 181,140 and minimum presumed income tax of 3,605, which has been included in the Other noncurrent receivables account as minimum presumed income tax. A full valuation allowance was recorded for the tax deferred asset (including the tax carryforward above) as the Company believes it is not more likely than not that this asset will be recovered.

               As of December 31, 1999, the Company has calculated income tax in the amount of 5,477, which has been charged to the income statement under "Income taxes".

               The calculated tax loss carryforward will be available to offset future taxable income until 2005. In each fiscal year in which the tax loss carryforward, the income tax benefit (effect of the tax rate over the tax loss carryforward utilized) will be realized provided income tax (after offsetting) equals or exceeds TOMPI, but will be reduced for any amount in which TOMPI may exceed income tax.

     4.   Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Subsequent resolution of some matters could differ from those estimates.

     5.   Accounting records

          The Company's accounting records are maintained in Argentine pesos ($1=US$1 since 1991) based on the criteria prescribed by the Argentine Corporate Law. These records serve as a basis for the distribution of results/dividends.


3.   DETAIL OF MAJOR ACCOUNTS

     The following is a detail of the most significant balance sheet and income statement accounts:

                                         Dec. 31, 2000     Dec. 31, 1999    Nov. 30, 1999    Nov. 30, 1998
                                         -------------     -------------    -------------    -------------
     a)   Cash and cash equivalents:

          Cash                                 1,000            1,000            1,000            1,000
          Cash in banks                       13,939           41,536           34,954           37,546
          Checks to be deposited                 -              1,450              -                -
                                             -------          -------          -------          -------
                                              14,939           43,986           35,954           38,546
                                             =======          =======          =======          =======

                                                                        Current
                                           ----------------------------------------------------------------
                                           Dec. 31, 2000     Dec. 31, 1999   Nov. 30, 1999    Nov. 30, 1998
                                           -------------     -------------   -------------    -------------
     b)   Accounts receivable:

          Fees receivable                      166,694          179,075          166,521          273,420
          Receivables in arrears                31,609           35,657           20,566           25,785
          Trade receivables in
          litigation                             1,012           55,046           55,046           12,510
          Deferred checks                          -             45,348           59,747           92,764
                                              --------         --------         --------         --------
                                               199,315          315,126          301,880          404,479

          Allowance for doubtful
          accounts (Exhibit B)                 (20,402)         (78,089)         (78,089)         (79,038)
                                              --------         --------         --------         --------
                                               178,913          237,037          223,791          325,441
                                              ========         ========         ========         ========

     c)   Other receivables:

          Prepaid expenses                       2,338           16,584            1,243            9,450
          Prepaid taxes                         17,180           11,607            7,573            6,123
          Safety deposits                        3,700              -                -                -
          Minimum presumed
          income tax                               -                -                -                -
          Personnel loans (1)                    4,759              -                -                -
          Other                                  1,760              220              688            2,589
                                              --------         --------         --------         --------
                                                29,737           28,411            9,504           18,162
                                              ========         ========         ========         ========

                                                                    Noncurrent
                                           -------------------------------------------------------------
                                           Dec. 31, 2000   Dec. 31, 1999   Nov. 30, 1999   Nov. 30, 1998
                                           -------------   -------------   -------------   -------------
     b)   Accounts receivable:

          Fees receivable                          -               -               -               -
          Receivables in arrears                12,550          22,199          34,858          69,242
          Trade receivables in
          litigation                               -               -               -               -
          Deferred checks                          -               -               -               -
                                              --------        --------        --------        --------
                                                12,550          22,199          34,858          69,242

          Allowance for doubtful
          accounts (Exhibit B)                     -               -               -               -
                                              --------        --------        --------        --------
                                                12,550          22,199          34,858          69,242
                                              ========        ========        ========        ========

     c)   Other receivables:

          Prepaid expenses                         -               -               -               -
          Prepaid taxes                         13,553             -               -               -
          Safety deposits                          -             3,700           3,700           9,200
          Minimum presumed
          income tax                             3,605             -               -               -
          Personnel loans (1)                      -               -               -               -
          Other                                    -               -               -               -
                                              --------        --------        --------        --------
                                                17,158           3,700           3,700           9,200
                                              ========        ========        ========        ========

          (1) Corresponds to a loan granted to the chief executive officer of Localiza Master Franchisee S.A. which does not accrue interest and is to be settled in 11 monthly installments.

                                                                       Current
                                           ---------------------------------------------------------------
                                           Dec. 31, 2000    Dec. 31, 1999   Nov. 30, 1999    Nov. 30, 1998
                                           -------------    -------------   -------------    -------------
     d)   Taxes payable:

          VAT in arrears                        21,811          52,576          47,064          50,099
          VAT                                    3,523           7,048           5,512           1,321
          Stamp tax amnesty                      1,828             -               -               -
          Income tax (1)                        12,848          31,235          30,663          19,603
          Sales tax                              1,955           1,382           6,479           1,982
          Minumum presumed
          income tax                             3,605           5,616             -               -
                                              --------        --------        --------        --------
                                                45,570          97,857          89,718          73,005
                                              ========        ========        ========        ========

                                                                    Noncurrent
                                           -------------------------------------------------------------
                                           Dec. 31, 2000   Dec. 31, 1999   Nov. 30, 1999   Nov. 30, 1998
                                           -------------   -------------   -------------   -------------
     d)   Taxes payable:

          VAT in arrears                           -            21,977          26,370          79,112
          VAT                                      -               -               -               -
          Stamp tax amnesty                      4,874             -               -
          Income tax (1)                           -               -               -               -
          Sales tax                                -               -               -               -
          Minumum presumed
          income tax                               -               -               -
                                              --------        --------        --------        --------
                                                 4,874          21,977          26,370          79,112
                                              ========        ========        ========        ========

          (1)  Includes accrual for withholdings.

                                                        Dec. 31, 2000      Dec. 31, 1999        Nov. 30, 1999        Nov. 30, 1998
                                                       (twelve months)      (one month)        (twelve months)      (twelve months)
                                                       ---------------      -----------        ---------------      ---------------

          e)   Suppliers:
          Common suppliers                                   42,180              58,226               64,359               60,991
          Provisiones                                        29,563              39,596               57,891               63,283
          Others                                              3,702                 -                    -                    -
                                                         ----------          ----------           ----------           ----------
                                                             75,445              97,822              122,250              124,274
                                                         ==========          ==========           ==========           ==========

                                                                                      Income (Loss)
                                                       ----------------------------------------------------------------------------

     f)   Net sales:
          Percentage fees on car rental revenues            789,326              68,899              771,355            1,135,339
          Flat fee                                           74,145              30,000              122,500              235,900
          Sales tax                                         (21,911)             (2,560)             (21,510)             (32,358)
                                                         ----------          ----------           ----------           ----------
                                                            841,560              96,339              872,345            1,338,881
                                                         ==========          ==========           ==========           ==========

     g)   Financial expense - net:
          Generated by assets:
          - Interest                                            247                 -                  2,933               24,456

          Generated by liabilities:
          - Interest                                         (8,575)               (989)             (21,540)             (37,634)
                                                         ----------          ----------           ----------           ----------
                                                             (8,328)               (989)             (18,607)             (13,178)
                                                         ==========          ==========           ==========           ==========


4.   CAPITAL

     The Company's capital which is subscribed, paid-in and registered with the Public Registry of Commerce totals 197,000, comprised of 197,000 common shares with par value of $1 each.

     The Special Shareholders' Meeting held on September 22, 1999, approved the 185,000 capital increase in cash, proposed by the major shareholder, Localiza System Ltd.

     The capital increase referred to above was registered with the Public Registry of Commerce on March 14, 2000.

     Additionally, during fiscal year 1999 and 2000 the Parent has made additional irrevocable capital contributions to continue supporting the local operations.


5.   BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     Balances and revenues (expenses) on transactions made during the years ended as of December 31, 2000, December 31, 1999, November 30, 1999 and 1998 with related parties are as follows:

                                        December 31, 2000    December 31, 1999  November 30, 1999    November 30, 1998
                                         (twelve months)        (one month)      (twelve months)      (twelve months)
                                       --------------------  -----------------  -----------------   -------------------
                                       Localiza System Ltd.        Total               Total               Total
                                       --------------------  -----------------  -----------------   -------------------
     Receivables (1)                             -                 4,647               4,647                  -

     Payables (1)                             69,856              78,379              78,379              193,642

     Income (expense)

     - Fees                                      -                   -              (170,104) (2)        (454,097)
     - Expense reimbursement                     -                   -                   294                  -

(1) Balances in foreign currency (US). Exchange rate as of each year end was 1US=1.

(2) Fees charged up to August 31, 1999. Effective September 1999, these fees have been waived (See Note 1).


6.   RESTRICTIONS ON UNAPPROPRIATED EARNINGS

     Under law No. 25,063, the dividends to be distributed, in cash or in kind, in excess of taxable income accumulated through the end of the year immediately preceding the payment or distribution date, will be subject to a 35% income tax withholding as one-time and final payment. As of December 31, 2000, there are accumulated losses and therefore, there are no distributable earnings.


7.   COMMITMENTS AND CONTINGENCIES

     Lawsuit against Annie Millet

     In October 1998, the company Annie Millet cancelled unilaterally the sub-franchising agreement with the Company, which had been in force since 1996, based on alleged operating changes to contractual conditions imposed by the Company which, in the opinion of Annie Millet, represented an economic damage to such company. Simultaneously, Annie Millet sued the Company for the payment of damages thereon for approximately 5,000,000.

     Because of lack of agreement, Annie Millet raised an additional legal lawsuit against the Company, for an unquantified amount.

     During fiscal year 2000, this lawsuit was decided in the Courts with a judgment in favor of the Company.


     Contracts

     On June 15, 2000, the Company subscribed an agreement with the concessionaire of the main airports in Argentina, "Aeropuertos 2000", effective March 31, 2000, under which the Company is granted a provisional permit to exploit and use for commercial purposes the brand Localiza Rent a Car in the airports where it has a subfranchise.

     As from the execution of such agreement, the Company is obliged to pay the concessionaire a monthly fee based on the billing of each subfranchisee. The Company is also obliged to deliver a bond in security for the space it uses in the airport, which varies according to the space involved. Such bond is delivered by each subfranchisee as they hold the subfranchise to sell the brand in each airport.

     Since the obligation to pay the fee under the agreement is borne by the Company, the Company does so on behalf of the subfranchisees since the subfranchisees are the ones who actually use the space at each location.

     The above agreement will be effective for one year, except for the agreements related to the airports in Tucuman, which will be effective for 7 months, and in Posadas and Puerto Iguazu which will be effective for 8 months.


     Financial instruments with off-balance sheet risk

     The Company has not used financial instruments to manage its exposure to fluctuations in foreign currencies or interest rates, and accordingly has not entered into transactions that would create off-balance sheet risk associated with such instruments.


8.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Under U.S. GAAP, in accordance with SFAS No. 107 "Disclosures about fair value of financial instruments", the Company is required to disclose the estimated fair value of the Company's financial instruments.

     The carrying amount of financial assets and liabilities approximates fair value because of the short maturity of those instruments.


9.   DEFERRED INCOME TAXES

     The net deferred tax asset as of December 31, 2000 and 1999, and November 30, 1999 and 1998 consists of the following:

                                                                                    Assets (Liabilities)
                                                    --------------------------------------------------------------------------------
                                                    December 31, 2000    December 31, 1999    November 30, 1999    November 30, 1998
                                                     (twelve months)        (one month)        (twelve months)      (twelve months)
                                                    -----------------    -----------------    -----------------    -----------------
     Allowance for doubtful accounts                        9,127               27,331               27,331               26,083
     Reserve for contingencies                                -                  3,220                3,220                3,036
     Difference between tax and book value
     of fixed assets                                       (1,757)              (1,656)              (1,655)              (1,125)
     Expenses paid in advance                                 -                 51,849               52,770               10,328
     Fees                                                  15,740               15,740               21,192                  -
     Expense accrual                                          -                    -                  1,044                  -
     Vacation pay provision                                   -                  3,986                3,986                3,750
     Tax loss carryforward                                 63,399                  -                    488                  -
                                                        ---------            ---------            ---------            ---------
             Subtotal                                      86,509              100,470              108,376               42,072

     Valuation allowance                                  (86,509)            (100,470)            (108,376)             (42,072)
                                                        ---------            ---------            ---------            ---------
     Net deferred tax asset                                   -                    -                    -                    -
                                                        =========            =========            =========            =========

     Due to the Company's current financial position, local management believes that is not more likely than not that the deferred tax asset will be realizable. Therefore, a valuation revenue of 100% of the asset was established.

     Following is a reconciliation between income tax at statutory rate and the movement in deferred tax assets:

                                                                                     (Gain) Loss
                                                    --------------------------------------------------------------------------------
                                                    December 31, 2000    December 31, 1999    November 30, 1999    November 30, 1998
                                                     (twelve months)        (one month)        (twelve months)      (twelve months)
                                                    -----------------    -----------------    -----------------    -----------------
     Income tax at statutory tax rate on pre-tax
     income in accordance with U.S. GAAP                  (16,551)              13,383              (84,877)              (7,592)
     Effect of the change in the tax rate on net
     deferred tax assets
     Permanent differences:
          Income tax accrual increase for 1997                -                    -                 (2,552)                (873)
          Non taxable donations                               -                    -                    -                 (2,196)
          Doubtful accounts charged-off non
          deductible                                       26,171                  -                 21,125                  -
          Others                                            4,341                  -                    -                    -
          Increase (decrease) in valuation
          allowance                                       (13,961)              (7,906)              66,304               10,661
                                                        ---------            ---------            ---------            ---------
                                                              -                  5,477                  -                    -
                                                        =========            =========            =========            =========

10.  MANDATORY CAPITAL REDUCTION

     As disclosed in the statement of changes in shareholders' equity, accumulated losses exceed the reserves and 50% of the capital stock. According to section 206 of the Business Associations Law, a Shareholders' meeting will have to resolve on the absorption of freely disposable reserves and shareholders' contributions to reestablish the equilibrium required by the Law.

11.  CHANGE OF FISCAL YEAR-END (UNAUDITED)

     On September 22, 1999, the Special Shareholders' Meeting unanimously approved the amendment of the Company's by - laws as regards the closing date of the fiscal year from November 30 to December 31. This amendment was to become effective as from December 31, 1999, and was registered with the Argentine Public Registry of Commerce on March 14, 2000.

     The condensed balance sheet as of December 31, 1999 and December 31, 1998 and income statements for the twelve months ended as of such dates are disclosed below.

                                                                    December 31, 1999    December 31, 1998
                                                                    -----------------    -----------------
     Total current assets                                                 314,081               426,280

     Total noncurrent assets                                               69,567                42,770
                                                                       ----------            ----------
     Total assets                                                         383,648               469,050
                                                                       ==========            ==========
     Total current liabilities                                            250,339               433,908

     Total noncurrent liabilities                                         109,556                79,112
                                                                       ----------            ----------
     Total liabilities                                                    359,895               513,020

     Shareholders' equity/deficit                                          23,753               (43,970)
                                                                       ----------            ----------
     Total liabilities and shareholders' deficit/equity                   383,648               469,050
                                                                       ==========            ==========

     Net sales - Franchising revenues                                     910,792             1,263,830

     Cost of sales - License royalties and other fees                    (956,708)           (1,235,976)
                                                                       ----------            ----------
             Gross profit                                                 (45,916)               27,854

     Administrative and selling expenses                                  (77,029)             (131,546)

     Fixed assets depreciation                                            (10,045)               (2,746)

     Other operating income                                                   -                   1,456
                                                                       ----------            ----------
             Operating loss                                              (132,990)             (104,982)

     Financial expense                                                    (13,747)              (21,139)
                                                                       ----------            ----------
             Loss before taxes                                           (146,737)             (126,121)

     Income taxes                                                          (5,477)              (15,731)

     Tax on minimum presumed income                                        (5,616)                  -
                                                                       ----------            ----------
             Net loss for the year                                       (157,830)             (141,852)
                                                                       ==========            ==========


                                                             ENRIQUE MONPELAT
                                                                 President

                                                                      EXHIBIT A


                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                             DETAIL OF FIXED ASSETS

                   FOR THE YEARS ENDED DECEMBER 31, 2000, AND

            NOVEMBER 30, 1999 AND 1998 AND FOR THE ONE-MONTH PERIOD

                            ENDED DECEMBER 31, 1999

                          (stated in Argentine pesos)

                                                                               Original values
                                                ---------------------------------------------------------------------------------
                                                At beginning                                                            At end
               Main account                        of year        Increases        Decreases        Transfers           of year
     -----------------------------------        ------------     ------------     ------------    -------------      ------------
     Furniture and fixtures                         24,782              -                -                -              24,782
     Software and equipment                         24,371            5,927              -              4,600            34,898
     Facilities                                      3,000              -                -                -               3,000
     Prepayment to vendors                           4,600              -                -             (4,600)              -
                                                  --------         --------         --------         --------          --------
      Total December 31, 2000                       56,753            5,927              -                -              62,680
                                                  ========         ========         ========         ========          ========
      Total December 31, 1999 (one month)           56,753              -                -                -              56,753
                                                  ========         ========         ========         ========          ========
      Total November 30, 1999                       29,129           33,534           (5,910)             -              56,753
                                                  ========         ========         ========         ========          ========
      Total November 30, 1998                        5,462           23,668              -                -              29,130
                                                  ========         ========         ========         ========          ========

                                                                           Accumulated depreciation
                                                ---------------------------------------------------------------------------------
                                                At beginning                                        At end                Net
               Main account                        of year        Increases        Decreases        of year             amount
     ------------------------------------       ------------     ------------     ------------    -------------      ------------
     Furniture and fixtures                          8,915            5,010              -             13,925            10,857
     Software and equipment                          3,070            7,706              -             10,776            24,122
     Facilities                                      1,100              600              -              1,700             1,300
     Prepayment to vendors                             -                -                -                -                 -
                                                  --------         --------         --------         --------          --------
      Total December 31, 2000                       13,085           13,316              -             26,401            36,279
                                                  ========         ========         ========         ========          ========
      Total December 31, 1999 (one month)           12,211              874              -             13,085            43,668
                                                  ========         ========         ========         ========          ========
      Total November 30, 1999                        3,707            9,172              668           12,211            44,542
                                                  ========         ========         ========         ========          ========
      Total November 30, 1998                          961            2,746              -              3,707            25,422
                                                  ========         ========         ========         ========          ========


                                                           ENRIQUE MONPELAT
                                                               President

                                                                      EXHIBIT B

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


        ALLOWANCE AND RESERVE FOR THE YEARS ENDED DECEMBER 31, 2000, AND

                NOVEMBER 30, 1999 AND 1998 AND FOR THE ONE-MONTH

                         PERIOD ENDED DECEMBER 31, 1999

                          (stated in Argentine pesos)


                                              Balance at the
                                                 beginning                                                      Balance at the
                                                  of year            Additions (1)          Charge offs           end of year
                                              --------------        --------------        --------------        --------------
Deducted from current assets:

     Allowance for doubtful accounts

     Total December 31, 2000                       78,089                22,907               (80,594)                20,402
                                                  =======               =======               =======                =======
     Total December 31, 1999                       78,089                   -                     -                   78,089
                                                  =======               =======               =======                =======
     Total November 30, 1999                       79,038                59,407               (60,356)                78,089
                                                  =======               =======               =======                =======
     Total November 30, 1998                       37,347                41,691                   -                   79,038
                                                  =======               =======               =======                =======

(1)  Included in selling expenses (Exhibit C)

Included in non-current liabilities:

     Reserve for contingencies

     Total December 31, 2000                        9,200                   -                   9,200                    -
                                                  =======               =======               =======                =======
     Total December 31, 1999                        9,200                   -                     -                    9,200
                                                  =======               =======               =======                =======
     Total November 30, 1999                        9,200                   -                     -                    9,200
                                                  =======               =======               =======                =======
     Total November 30, 1998                          -                   9,200                   -                    9,200
                                                  =======               =======               =======                =======


                                                       ENRIQUE MONPELAT
                                                           President

                                                                      EXHIBIT C

                    LOCALIZA MASTER FRANCHISE ARGENTINA S.A.


                      DETAIL OF EXPENSES AND DEPRECIATION

                   FOR THE YEARS ENDED DECEMBER 31, 2000, AND

                NOVEMBER 30, 1999 AND 1998 AND FOR THE ONE-MONTH

                         PERIOD ENDED DECEMBER 31, 1999

                          (stated in Argentine pesos)

                                                                                        December 31,    November 30,    November 30,
                                                                                         1999 (one      1999 (twelve    1998 (twelve
                                                December 31, 2000 (twelve months)          month)          months)         months)
                                        ---------------------------------------------   ------------    ------------    ------------
                                                        Administrative
                                                          and selling
              Account                   Cost of sales      expenses           Total         Total           Total           Total
------------------------------------    -------------   --------------      ---------     ---------       ---------       ---------
Payroll                                     280,757              -            280,757        19,189         212,586         210,405
Fees paid to related parties
  (Note 5)                                      -                -                -             -           170,104         454,097
Social security taxes and employees
  benefits                                   65,382              -             65,382         2,815          58,879          44,757
Third-party fees and services                   -             38,261           38,261         3,483          74,842          42,982
Advertising                                 181,662              -            181,662        13,883         298,308         332,444
Maintenance and telephone                    78,862              -             78,862         3,567          41,311          93,492
Structure expenses                           46,838              -             46,838         1,850          34,735           6,213
Doubtful accounts                               -             20,258           20,258           -            59,407          41,691
Travel expenses                              52,092              -             52,092         3,944          50,177          36,718
Collection commissions                          -             30,168           30,168           -            13,010          34,882
Bank commissions                                -              9,344            9,344           847           9,622          11,380
Other                                        61,147              -             61,147         6,662          60,014          42,436
                                          ---------        ---------        ---------     ---------       ---------       ---------
Total December 31, 2000                     766,740           98,031          864,771
                                          =========        =========        =========
Total December 31, 1999                       7,586           48,654                         56,240
                                          =========        =========                      =========
Total November 30, 1999                      69,443        1,013,552                                      1,082,995
                                          =========        =========                                      =========
Total November 30, 1998                      96,053        1,255,444                                                      1,351,497
                                          =========        =========                                                      =========


                                                             ENRIQUE MONPELAT
                                                                 President