Form 20-F
period 2002-12-31
LOCALIZA MASTER FRANCHISEE ARGENTINA SA; TOTAL FLEET SA; LOCALIZA RENT A CAR SA /ADR/; PRIME SERVICE PROVIDER LTD; LOCALIZA FRANCHISING LTDA
filed 2003-06-30
CIK 1144237, 1057441, 1084057, 1089929, 1051966

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        -------------------------------
                                    FORM 20-F
(Mark One)

           |_|  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

           |X|  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
                For the fiscal year ended: December 31, 2002

          333-8128                  333-8128-01               333-8128-02               333-8128-03              333-8128-04
 --------------------------   -----------------------   -----------------------   -----------------------   -----------------------
                                                                                    PRIME PRESTADORA
                             LOCALIZA FRANCHISING S.A.                              DE SERVICOS S.A.
                             (formerly Localiza System                         (formerly Prime Prestadora      LOCALIZA MASTER
  LOCALIZA RENT A CAR S.A.             Ltda.)              TOTAL FLEET S.A.       de Servicos S/C Ltda.)   FRANCHISEE ARGENTINA S.A.
 --------------------------   -----------------------   -----------------------   -----------------------   -----------------------
 (Exact name of Registrant   (Exact name of Registrant      (Exact name of       (Exact name of Registrant     (Exact name of
as specified in its charter)    as specified in its     Registrant as specified     as specified in its    Registrant as specified
                                      charter)              in its charter)               charter)             in its charter)

                                                                                                               Localiza Master
    Localiza Rent a Car         Localiza Franchising                               Prime Service Provider   Franchisee Argentina
        Corporation                 Corporation         Total Fleet Corporation         Corporation              Corporation
 --------------------------   -----------------------   -----------------------   -----------------------   -----------------------
      (Translation of             (Translation of           (Translation of           (Translation of          (Translation of
   Registrant's name into      Registrant's name into   Registrant's name into     Registrant's name into  Registrant's name into
          English)                    English)                English)                     English)                English)

 The Federative Republic of   The Federative Republic   The Federative Republic   The Federative Republic
           Brazil                    of Brazil                 of Brazil                 of Brazil          Republic of Argentina
 --------------------------   -----------------------   -----------------------   -----------------------   -----------------------
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

                           Av. Bernardo Monteiro 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      Title
                     10 1/4% Series B Senior Notes due 2005
              Guarantees of 10 1/4% Series B Senior Notes due 2005

The number of outstanding shares/quotas of each of the issuers' classes of stock as of December 31, 2002 was:

                                                                                PRIME PRESTADORA DE
                            LOCALIZA FRANCHISING S.A.                         SERVICOS S.A. (formerly
                            (formerly Localiza System                           Prime Prestadora de           LOCALIZA MASTER
  LOCALIZA RENT A CAR S.A.            Ltda.)              TOTAL FLEET S.A.      Servicos S/C Ltda.)      FRANCHISEE ARGENTINA S.A.
 --------------------------   -----------------------   -----------------------   -----------------------   -----------------------
On December 31, 2002, there   On December 31, 2002,     On December 31, 2002,  On December 31, 2002,       On December 31, 2002,
   were 15,360,000 common      there were 1,115,540    there were 109,630,000 there were 15,000 quotas   there were 25,000 common
 shares outstanding, no par  quotas outstanding, par        common shares      outstanding, par value     shares outstanding, par
      value per share         value R$1.00 per quota     outstanding, no par     R$10.00 per quota        value ARP1.00 per share
                                                           value per share

     Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

     Indicate by check mark which financial statement item the registrants have elected to follow.

                             Item 17 |_| Item 18 |X|

================================================================================

                                Table of Contents
                              --------------------
                                                                            Page
                                                                            ----
Presentation of Information....................................................1

FORWARD-LOOKING STATEMENTS.....................................................1

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

ITEM 4.    INFORMATION ON THE COMPANY.........................................18
           A.   History and Development of the Company........................18
           B.   Business Overview.............................................18
           C.   Organizational Structure......................................28
           D.   Description of Property.......................................29

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................30
           A.   Operating Results.............................................30
           B.   Liquidity and Capital Resources...............................43
           C.   Research and Development, Patents and Licenses................44
           D.   Trend Information.............................................44

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................45
           A.   Directors and Senior Management...............................45
           B.   Compensation..................................................49
           C.   Board Practices...............................................50
           D.   Employees.....................................................51
           E.   Share Ownership...............................................51

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................52
           A.   Major Shareholders............................................52
           B.   Related Party Transactions....................................53
           C.   Interests of Experts and Counsel..............................53

ITEM 8.    FINANCIAL INFORMATION..............................................53
           A.   Consolidated Statements and Other Financial Information.......53
           B.   Significant Changes...........................................54

ITEM 9.    THE OFFER AND LISTING..............................................54
           A.   Offer and Listing Details.....................................54
           B.   Plan of Distribution..........................................54
           C.   Markets.......................................................54
           D.   Selling Shareholders..........................................54
           E.   Dilution......................................................54
           F.   Expenses of the Issue.........................................54

ITEM 10.   ADDITIONAL INFORMATION.............................................54
           A.   Share Capital.................................................54
           B.   Memorandum and Articles of Association........................54
           C.   Material Contracts............................................61
           D.   Exchange Controls.............................................61
           E.   Taxation......................................................61
           F.   Dividends and Paying Agents...................................62
           G.   Statement by Experts..........................................62
           H.   Documents on Display..........................................62
           I.   Subsidiary Information........................................62

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........62

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............63

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................64

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
           OF PROCEEDS........................................................64

ITEM 15.   CONTROLS AND PROCEDURES............................................64

ITEM 16.   [Reserved].........................................................64

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS...............................................64

ITEM 18.   FINANCIAL STATEMENTS...............................................64

ITEM 19.   EXHIBITS...........................................................66

SIGNATURES....................................................................67

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
(Localiza)....................................................................69

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
(Total Fleet).................................................................71

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
(Franchising).................................................................73

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
(Prime).......................................................................75

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
(MFA).........................................................................77

                           Presentation of Information

General

     Credit Suisse First Boston Corporation, or CSFB, is an affiliate of the Donaldson, Lufkin & Jenrette Merchant Banking Funds, or DLJMB Funds, which beneficially owns approximately 33.33% of Localiza's outstanding common stock. CSFB is also an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, or DLJ, which acted as initial purchaser in connection with the original private offering of Localiza's 10 1/4% Series A Senior Notes in the aggregate principal amount of US$100 million, referred to in this annual report as the "Notes", and as a market maker for the Notes. CSFB, New York branch, now acts as market maker for the Notes in lieu of DLJ. All references to "Notes" refer to the US$100 million aggregate principal amount of 10 1/4% Series A Senior Notes due 2005 issued in October 1997 that we exchanged, on April 10, 1998, for US$100 million aggregate principal amount of 10 1/4% Series B Senior Notes due 2005.

     In this annual report "we," "us" and "our" refer to Localiza Rent a Car S.A., known as Localiza, a company incorporated and existing under the laws of Brazil, and its consolidated subsidiaries. Localiza's consolidated subsidiaries are: Total Fleet S.A., known as Total Fleet, a company incorporated and existing under the laws of Brazil; Localiza Franchising S.A., known as Franchising, a company incorporated and existing under the laws of Brazil (formerly, Localiza Localiza System Ltda. or System); Prime Prestadora de Servicos S.A., known as Prime, a company incorporated and existing under the laws of Brazil (formerly, Prime Prestadora de Servicos S/C Ltda.); and Localiza Master Franchisee Argentina, S.A., known as MFA, a company incorporated and existing under the laws of Argentina.

     All references to the "real," "reais," or "R$" are to the Brazilian reais, the official currency of Brazil. All references to "U.S. dollars," "dollars" or "US$" are to United States dollars. All references to "peso", "pesos" and "ARP" are to Argentine pesos, the official currency of Argentina.

     Localiza Franchising S.A. was originally organized as a limited liability company under the corporate name Localiza System Ltda. In 2002, its corporate name was amended to Localiza Franchising Ltda. Then, at a quotaholders' meeting held on May 1, 2003, the quotaholders of Franchising approved its transformation from a limited liability company into a corporation (sociedade anonima). At the same date, the quotaholders of Prime approved its transformation from a limited liability company into a corporation (sociedade anonima).

Financial Statements

     The audited financial statements of Localiza, Total Fleet, Franchising, Prime and MFA as of December 31, 2002 and 2001 and for the three years ended December 31, 2002, and the notes thereto, contained herein have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

     Localiza, Total Fleet, Franchising and Prime also prepare financial statements in accordance with Law No. 6,404 dated December 15, 1976, as amended, known as the Brazilian Corporation Law. These financial statements are not presented in constant currency. Brazilian income taxes and dividends are determined on the basis of results of operations as presented in the Brazilian Corporation Law financial statements. In addition, MFA also prepares financial statements in accordance with Argentine GAAP. See Item 8. Financial Information.


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

     Forward-looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

     o    uncertainties relating to political and economic conditions in Brazil;

     o    inflation and exchange rate risks; and

     o    increased competition.

     Neither our independent auditors, nor any other independent accountants have compiled, examined or performed any procedures with respect to the forward-looking statements contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the forward-looking statements.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     The audit reports for the audited financial statements of each of Localiza, Total Fleet, Franchising and Prime as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 included in this annual report were issued by Deloitte Touche Tohmatsu Brazil located at Rua Paraiba, 1122, 20th Floor, 30130-141, Belo Horizonte, Minas Gerais, Brazil.

     The audit report for the audited financial statements of MFA as of December 31, 2002 and for the year then ended included in this annual report was issued by Deloitte & Co. S.R.L., located at Florida, 234, 5th Floor, C1005AAF, Buenos Aires, Argentina. The audit report for the audited financial statements of MFA for the two years ended December 31, 2001, included in this annual report, was issued by Pistrelli, Dyas y Associados in Argentina, a former member firm of Andersen S/C, located at Av. 25 de Mayo 487, 1002, Buenos Aires, Argentina.

A.   Selected Consolidated Financial Data

     The following tables present selected historical financial data for Localiza, Total Fleet, Franchising, Prime and MFA and should be read in conjunction with the audited financial statements included in this annual report. All financial information relating to Localiza, Total Fleet, Franchising and Prime is presented in nominal reais. All financial information relating to MFA is presented in Argentine pesos.

     Neither Total Fleet nor Prime had operations, assets or liabilities until 1999. Franchising acquired MFA on August 17, 1999, and the audited financial statements of Localiza and Franchising reflect the financial condition and results of operations of MFA from the date of its acquisition.

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

     For purposes of computing dividends per common share, we use shares outstanding on the date of payment of the dividends. When dollar figures are given, we calculated the amount of the dividend payment in U.S. dollars using the exchange rate from the date of the dividend payment.

     The table below presents selected historical financial data for Localiza.

                                                                      Year Ended December 31,
                                                ------------------------------------------------------------------------

                 Localiza                          1998(1)        1999(1)         2000(1)        2001(1)         2002
              (consolidated)                       -------        -------         -------        -------         ----
                                                                             U.S. GAAP
                                                ------------------------------------------------------------------------
                                                                           (in thousands)
Income Statement Data
Net revenues............................     R$    234,327  R$    244,677   R$    310,074  R$    420,445  R$    476,964
Operating income........................            28,278         51,922          81,662        106,370        115,288
Net income before extraordinary gain
   and cumulative effect of a change in
   accounting principle.................            13,689         18,537          44,655         43,888         26,649
Net income..............................            22,046         19,931          44,655         42,981         26,649
Balance Sheet Data
Current assets..........................           186,815        187,439         279,701        346,582        404,454
Non-current assets......................            55,811        112,761         112,042        132,071        142,291
Property, Plant and Equipment, net......             7,867          7,318           7,922         12,534         15,126
Goodwill................................                 -            436           4,874          4,704          4,704
   Total assets.........................           250,493        307,954         404,539        495,891        566,575
Current liabilities (less short-term
   debt)                                            21,343         17,821          32,851         41,249         44,690
Short-term debt.........................             5,462          6,315          36,375         31,540          6,616
Non-current liabilities (less long-term
   debt)................................            16,755         22,318          26,660         60,446         59,444
Long-term debt..........................            92,344        132,207         144,504        171,478        261,111
   Total liabilities....................           135,904        178,661         240,390        304,713        371,861
Minority interest.......................                50            125              95             85             92
Capital stock...........................           101,382        106,303         117,523        122,923        135,723
Accumulated earnings....................            13,157         22,212          46,156         67,784         59,374
Other comprehensive income (expense)....                 -            653             375            386           (475)
   Shareholders' equity.................           114,539        129,168         164,054        191,093        194,622
Other Selected Data
Cash dividends (in reais)...............                 -          5,167           7,526         15,000         20,000
Cash dividends (in U.S. dollars)........                 -          3,023           4,318          6,853          8,236
Interest on capital (in reais)..........            10,422          5,256          13,100          6,353         15,059
Interest on capital (in U.S. dollars)...             8,672          2,938           6,691          2,756          4,262
Ratio of earnings to fixed charges......              1.93           2.05            3.40           2.85           2.04
----------
(1)  In order to conform with the presentation in the 2002 audited financial statements, certain amounts in Localiza's costs and expenses for the four years ended December 31, 2001 have been reclassified. See note 3(p) to
     Localiza audited financial statements.

     The table  below  presents  selected  historical  financial  data for Total
Fleet.

                                                                              Year Ended December 31,
                                                           -------------------------------------------------------------
                       Total Fleet                                1999(1)        2000(1)         2001(1)          2002
                                                                  -------        -------         -------          ----
                                                                                     U.S. GAAP
                                                           -------------------------------------------------------------
                                                                                   (in thousands)
Income Statement Data
Net revenues...........................................     R$     88,999  R$    131,088   R$    173,957  R$    182,807
Operating income.......................................            22,556         45,182          58,701         61,382
Net income.............................................             7,180         29,955          43,513         44,684
Balance Sheet Data
Current assets.........................................            37,260         76,194          89,384        105,691
Non-current assets.....................................            80,986         86,118         104,655         90,623
Property and Equipment, net............................               190            257             387            452
   Total assets............................                       118,436        162,569         194,426        196,766
Current liabilities (less short-term debt).............             7,777         12,924          11,159         19,891
Short-term debt........................................             2,965          4,240           4,745              -
Non-current liabilities................................               540          1,136           2,660          6,829
   Total liabilities...................................            11,282         18,300          18,564         26,720
Capital stock..........................................           102,974        110,134         121,014        121,014
Accumulated earnings...................................             4,180         34,135          54,848         49,032
   Shareholder's equity................................           107,154        144,269         175,862        170,046
Other Selected Data
Cash dividends (in reais)..............................                 -              -          10,000         50,000
Cash dividends (in U.S. dollars).......................                 -              -           4,569         14,291
Interest on capital (in reais).........................             3,000              -          12,800              -
Interest on capital (in U.S. dollars)..................             1,591              -           5,516              -
Ratio of earnings to fixed charges.....................             10.51          45.79           43.78          58.90

----------
(1)  In order to conform with the presentation in the 2002 audited financial statements, certain amounts in Total Fleet's costs and expenses for the three years ended December 31, 2001 have been reclassified. See note 3(m)
     to Total Fleet audited financial statements.

     The table below presents selected historical financial data for Franchising.

                                                                       Year Ended December 31,
                                            -----------------------------------------------------------------------------

               Franchising                           1998            1999           2000            2001           2002
              (consolidated)                         ----            ----           ----            ----           ----
                                                                              U.S. GAAP
                                            -----------------------------------------------------------------------------
                                                                           (in thousands)
Income Statement Data
Net revenues............................     R$      4,729   R$      5,001  R$      6,444  R$      5,056   R$      5,111
Operating income .......................             2,088           1,921          1,490            463           1,986
Net income .............................             1,552           1,442            932              1           1,516
Balance Sheet Data
Current assets..........................             1,689           2,232          2,369          2,799           3,473
Non-current assets......................                95             499            564            585             597
Office Equipment, net...................               237             255            228            140              93
Goodwill................................                 -             623            489              -               -
   Total assets.........................             2,021           3,609          3,650          3,524           4,163
Current liabilities.....................               894           1,303          1,359          1,125           2,200
Noncurrent liabilities..................               486             777          1,020          1,263             746
   Total liabilities....................             1,380           2,080          2,379          2,388           2,946
Capital stock...........................               459           1,200          1,200          1,200           1,200
Accumulated earnings (deficit) .........               182             329             71            (64)             17
   Quotaholders' equity.................               641           1,529          1,271          1,136           1,217
Other Selected Data
Cash dividends (in reais)...............             1,186           1,233          1,135             30           1,435
Cash dividends (in U.S. dollars)........             1,018             677            628             12             454
Interest on capital (in reais)..........                34              62             55            106               -
Interest on capital (in U.S. dollars)...                29              34             31             46               -
Ratio of earnings to fixed charges......             61.23           47.38          16.84           6.38           22.58

     The table below presents selected historical financial data for Prime.

                                                                              Year Ended December 31,
                                                               -------------------------------------------------------
                              Prime                                    1999         2000          2001          2002
                                                                       ----         ----          ----          ----
                                                                                     U.S. GAAP
                                                               -------------------------------------------------------
                                                                                   (in thousands)
Income Statement Data
Net revenues...............................................     R$    1,801   R$    2,319  R$    3,753   R$    4,830
Operating income (loss)....................................             (91)           42         (121)         (141)
Net income (loss)..........................................             (50)           42         (126)          (60)
Balance Sheet Data
Current assets.............................................             341           519          796         1,018
Non-current assets.........................................              63           131          195           478
     Total assets..........................................             404           650          991         1,496
Current liabilities........................................             354           433          600           711
Non-current liabilities....................................              50           175          375           829
     Total liabilities.....................................             404           608          975         1,540
Capital stock..............................................              50            50          150           150
Accumulated deficit........................................             (50)           (8)        (134)         (194)
     Quotaholders' equity..................................               -            42           16           (44)
Other Selected Data
Cash dividends (in reais)..................................               -             -            -             -
Cash dividends (in U.S. dollars)...........................               -             -            -             -
Interest on capital (in reais).............................               -             -            -             -
Interest on capital (in U.S. dollars)......................               -             -            -             -
Ratio of earnings to fixed charges(1)......................               -             4            -             -
----------
(1)  Under U.S. GAAP, Prime's earnings were insufficient to cover fixed charges in the amount of R$69 thousand for the year ended December 31, 1999, R$83 thousand for the year ended December 31, 2001 and R$168 thousand for the year ended December 31, 2002.

     The table below presents selected historical financial data for MFA.

                                                                              Year Ended
                                                       ------------------------------------------------------------
                                                       November     November     December    December     December
                            MFA                        30, 1998     30, 1999     31, 2000    31, 2001     31, 2002
                                                       --------     --------     --------    --------     --------
                                                                              U.S. GAAP
                                                       ------------------------------------------------------------
                                                                            (in thousands)
Income Statement Data
Net revenues..................................     ARP  1,339    ARP    872   ARP    842   ARP    740   ARP    866
Operating income (loss).......................            (10)         (224)         (37)        (124)          42
Net income (loss).............................            (39)         (248)         (45)        (134)          51
Balance Sheet Data
Current assets................................            382           274          224          186          319
Non-current assets............................             79            38           30           48           75
Office Equipment, net.........................             25            45           36           27           13
     Total assets.............................            486           357          290          261          407
Current liabilities...........................            432           252          260          207          295
Non-current liabilities.......................             88           114            5           22           29
     Total liabilities........................            520           366          265          229          324
Capital stock.................................             13           286          332          473           25
Accumulated earnings (deficit)................            (47)         (295)        (307)        (441)          58
     Shareholders' equity.....................            (34)           (9)          25           32           83
Other Selected Data
Cash dividends (in pesos).....................              -             -            -            -            -
Cash dividends (in U.S. dollars)..............              -             -            -            -            -
Interest on capital (in pesos)................              -             -            -            -            -
Interest on capital (in U.S. dollars).........              -             -            -            -            -
Ratio of earnings to fixed charges(1).........              -             -            -            -         13.75
----------
(1)  Under U.S. GAAP, MFA's earnings were insufficient to cover fixed charges in the amount of ARP23 thousand for the year ended November 30, 1998,
     ARP243 thousand for the year ended November 30, 1999, ARP45 thousand for the year ended December 31, 2000 and ARP134 thousand for the year ended
     December 31, 2001.

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

     The following table sets forth the period-end, average, low and high commercial selling exchange rates, expressed in reais per U.S. dollars for the periods indicated.

                                                                      Exchange rates of nominal reais per US$ 1.00
                                                                      --------------------------------------------
                                                                       High         Low       Average    Period-End
                                                                       ----         ---       -------    ----------
Year Ended:
     December 31, 1998..........................................        1.209       1.111       1.168(1)     1.209
     December 31, 1999..........................................        2.165       1.208       1.851(1)     1.789
     December 31, 2000..........................................        1.985       1.723       1.835(1)     1.955
     December 31, 2001..........................................        2.801       1.936       2.353(1)     2.320
     December 31, 2002..........................................        3.955       2.271       2.998(1)     3.533

Month Ended:
     December 31, 2002..........................................        3.798       3.428       3.613(2)     3.533
     January 31, 2003...........................................        3.662       3.276       3.469(2)     3.526
     February 28, 2003..........................................        3.658       3.483       3.571(2)     3.563
     March 31, 2003.............................................        3.564       3.353       3.458(2)     3.353
     April 30, 2003.............................................        3.336       2.890       3.113(2)     2.890
     May 31, 2003...............................................        3.028       2.865       2.947(2)     2.966
----------
Source: Central Bank of Brazil

(1) Average of the foreign exchange rates on the last day of each month in the period.
(2)  Average of the high and low foreign exchange rates for each month.

     On June 26, 2003, the commercial selling exchange rate was R$2.8940 per US$1.00.

     Argentina

     Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 to April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions. From April 1, 1991, when Law No. 23,928 and Decree No. 529/9, known as the Convertibility Law, became effective, until January 2002, the peso was freely convertible into U.S. dollars at the rate of ARP1.00 per US$1.00.

     On January 6, 2002, the Argentine congress approved Law No. 25,563, as modified by Law No. 25,589, known as the Emergency Law, which introduced dramatic changes to the country's economic model and amended the currency board that had pegged, by law, the Argentine peso at parity with the U.S. dollar since April, 1991. On February 8, 2002, the exchange rate markets were unified under a single, free floating rate, eliminating the "official" exchange rate of ARP1.40 per US$1.00.

     The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar. See Item 10. Additional Information - Exchange Controls.


                                                                     Exchange rates of nominal pesos per US$ 1.00
                                                                     --------------------------------------------
                                                                       High         Low       Average    Period-End
                                                                       ----         ---       -------    ----------
Year Ended:
     December 31, 1998.........................................        1.000        1.000       1.000(1)     1.000
     December 31, 1999.........................................        1.000        1.000       1.000(1)     1.000
     December 31, 2000.........................................        1.000        1.000       1.000(1)     1.000
     December 31, 2001.........................................        1.000        1.000       1.000(1)     1.000
     December 31, 2002.........................................        3.918        1.403       3.232(1)     3.377

Month Ended:
     December 31, 2002.........................................        3.617        3.377       3.497(2)     3.377
     January 31, 2003..........................................        3.377        3.106       3.242(2)     3.227
     February 28, 2003.........................................        3.227        3.116       3.172(2)     3.196
     March 31, 2003............................................        3.196        2.886       3.041(2)     2.986
     April 30, 2003............................................        2.986        2.826       2.906(2)     2.826
     May 31, 2003..............................................        2.936        2.766       2.851(2)     2.866
----------
Sources: Central Bank of Argentina; National Bank of Argentina
(1)  Average of the foreign  exchange rates on the last day of each month in the period.
(2)  Average of the high and low foreign exchange rates for each month.

     On June 26, 2003, the free floating selling rate was ARP2.8057 per US$1.00.

B.   Capitalization and Indebtedness

     Not applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

D.   Risk Factors

   Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy. The government's actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by changes in policy involving tariffs, taxes, exchange controls and other matters, as well as factors such as:

     o    currency fluctuations;

     o    inflation;

     o    social instability;

     o    price instability;

     o    monetary policy and interest rates;

     o    liquidity of domestic capital and lending markets;

     o    fiscal policy; and

     o other political, diplomatic, social and economic developments in or affecting Brazil.

     We cannot predict the effects that the policies of the administration of the new president Luiz Inacio Lula da Silva, who was elected in October 2002 and took office on January 2003, may have on Brazilian economic conditions or on the results of our operations.

     The Brazilian government's actions to avoid economic instability as well as public speculation about possible future actions may contribute significantly to economic uncertainty in Brazil.

     Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm us.

     Brazil has historically experienced extremely high rates of inflation. Since the introduction of the real in July 1994 under the Real Plan, Brazil's inflation rate has been substantially lower than in previous periods. The inflation rate, as measured by the Indice Geral de Precos -- Mercado, the general market price index in Brazil, or IGP-M, which was 1.8% in 1998, recorded an increase to 20.1% in 1999 as a result of the devaluation of the real beginning in January 1999, decreasing to 10.0% in 2000 and 10.4% in 2001. In 2002, the inflation rate as measured by the IGP-M increased to 25.3%, reflecting a depreciation of the real against the U.S. dollar of 52.3%, largely the result of uncertainties and risks inherent in the Brazilian presidential succession campaign. During the period from January 1, 2003 to May 31, 2003, the real appreciated 16.1% against the U.S. dollar and inflationary pressures declined. Future governmental actions, including actions to adjust the value of the real in relation to the U.S. dollar, may trigger increases in inflation. If we cannot increase our prices or reduce our costs to match the rate of inflation, our ability to generate cash may be impaired. In addition, there can be no assurance that inflation will not increase as a result of future actions by the Brazilian government.

     Fluctuations in the value of the Brazilian currency against the value of the U.S. dollar and fluctuations in Brazilian interest rates could harm our ability to make payments under the Notes.

     The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and used a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Devaluations over shorter periods have resulted in significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies.

     In 1999, the real depreciated 48.0% against the U.S. dollar as a result of the exchange rate crisis of that year. In 2000, the real depreciated 9.3% against the U.S. dollar, and in 2001 the real depreciated 18.7% against the U.S. dollar. During 2002, due to uncertainties as to the outcome of the presidential elections in October 2002 and the economic policy to be adopted by the new government, the real depreciated by 52.3% against the U.S. dollar. From January 1, 2003 to May 31, 2003, the real appreciated 16.1% against the U.S. dollar. There are no guarantees that the exchange rate between the real and the U.S. dollar will stabilize at current levels or that the real will appreciate against the U.S. dollar. We contracted swap transactions exchanging our U.S. dollar-denominated debt obligations for the domestic interest rate aiming to protect us from the devaluation of real. Therefore, in the future we could experience monetary losses relating to these fluctuations. See Item 11. Quantitative and Qualitative Disclosures about Market Risk for information about our foreign exchange risk hedging policy.

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

     The Brazilian government currently restricts the ability of Brazilians and foreigners to convert Brazilian currency into U.S. dollars or other currencies other than in connection with certain authorized transactions. The issuance of the Notes has been authorized by the Central Bank of Brazil. The Central Bank of Brazil also issued a certificate of registration, which was later replaced by the electronic registration, authorizing each of the scheduled payments of principal at maturity and interest on the Notes. However, consent from the Central Bank of Brazil will be needed for:

     o payments upon acceleration of the Notes following an event of default under the indenture we entered into in connection with the issuance of the Notes,

     o    payments upon certain redemptions or repurchases of the Notes, and

     o overdue payments, in the event that any payment in connection with the Notes is not paid in full within 120 days after the date that such payment becomes due and payable.

     We cannot guarantee that we will obtain the approval of the Central Bank of Brazil to make these payments. In addition, the Brazilian Government may in the future restrict companies such as Localiza from repaying debt denominated in foreign currencies (such as the Notes), or require that any payments on debt be made in Brazilian reais. The likelihood that the Brazilian Government would impose restrictions may be affected by the extent of Brazil's foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the IMF, and other factors.

     Developments in other emerging markets may adversely affect our financial condition and results of operations.

     As a general rule, international investors consider Brazil to be an emerging market economy. Consequently, economic conditions and the market for emerging market countries, especially those located in Latin America, influence investor's perceptions of Brazil and the evaluation of Brazilian companies' securities. Since the end of 1997, investors have shown a high degree of concern in relation to the risk of investing in emerging market economies due to the economic problems faced by some of these countries, including Asian countries, Russia and Argentina. Consequently, on occasions, Brazil has faced a significant outflow of U.S. dollars and at the same time Brazilian companies have shouldered the burden of higher financial costs. It is not possible to predict whether Brazilian economy will continue to be negatively affected by events (including economic crises or currency fluctuations) that may occur in other places or that such events may not adversely affect our business, financial situation, results of operations and prospects.

   Risks related to Argentina

     The recent devaluation of the Argentine peso and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on MFA's results of operations and financial condition.

     At the end of 2001, Argentina suffered a deep social and economic deterioration accompanied by high political and economic instability. The restrictions on bank deposits withdrawals, the suspension of payment of Argentina's external debt and the abrogation of the convertibility of the peso (and the consequent depreciation of the peso against the dollar) have resulted in a deep negative shock to the Argentine economic system, resulting in contraction of the economic activity, increasing inflation and high volatility of the exchange rate. In 2002, widespread political protests and social disturbances occurred on a near-daily basis. The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment, including tax regulations, and the absence of a clear political consensus in favor of the government and any particular set of economic policies, have created great uncertainty. As a result, virtually all commercial and financial activities in Argentina were reduced significantly in 2002, further aggravating the economic recession that precipitated the current crisis. Since the second half of 2002, the exchange rate has stabilized and economic activity has shown signs of recovery, fuelled by industrial sectors.

     A new president, Nestor Kirchner, was elected in April 2003 and took office in May 2003. It is impossible to predict the effects that the policies of the new administration may have on the Argentine economic conditions or on MFA's results of operations.

     The Central Bank of Argentina has imposed restrictions on the transfer of funds outside of Argentina which could prevent MFA from making payments as a guarantor of the Notes.

     From December 3, 2001 until January 2, 2003, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. Effective January 2, 2003, the Argentine Central Bank's prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest is no longer required provided that certain conditions are met.

     There can be no assurance that the Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal or interest payments by MFA as guarantor of the Notes.

   Risks Relating to the Car Industry

     Economic downturns could reduce demand for our services.

     The results of our operations are generally affected by the level of economic activity in Brazil and the other markets in which we operate through our franchisees. A decline in economic activity typically results in a decline in both business and leisure travel and, therefore, the volume of car rental transactions decreases. In the event of a decline in car rental activity, we may temporarily reduce our rental rates or our fleet size to meet competitive pressures, which could adversely affect our results of operations. In addition, a decline in economic activity may adversely affect our used car sales business and a prolonged decline in economic activity may adversely affect our fleet management business upon a reduction in the number of cars contracted by our customers.

     Competition is intense in the car rental industry.

     The principal characteristic of the car rental industry is competition in both prices and services. There are currently more than 2,500 car rental companies operating in Brazil. In any given location, we may encounter competition from international and Brazilian car rental companies. Hertz Corporation purchased its former master franchisee in Brazil and it is currently operating in Brazil. Avis operates in the Brazilian market through franchisees. International competitors such as these may have greater financial resources than us. In 2001, the Brazilian company Unidas was acquired by a Portuguese group called Solucoes Automovel Globais - SAG and is attempting to increase its car rental volumes by lowering its prices. In the fleet management business, our principal competitors are on one hand the same as our car rental business competitors, on the other hand, companies engaged solely in the fleet management business, such as Leasing Plan, an operational leasing company affiliated with ABN AMRO Bank and Unidas Corporate Fleet.

     We are also subject to competition in other Latin American countries in which we conduct franchising operations. Competition from other companies in Brazil and, to a lesser extent, in other markets from both international and local car rental companies could harm our business, financial condition and results of operations.

     Our business is highly seasonal.

     The tourism segment of the car rental market peaks in the months of January, February, March and July, due to the popularity of these months as vacation periods in South America. Any occurrence that disrupts travel patterns during these months could have a material adverse effect on our results of operations.

     We usually increase the size of our vehicle fleet during the months of January, February, March and July to accommodate any increased activity during these months. However, a major portion of our expenses are fixed, such as rental and personnel expenses, and cannot be decreased in months where there is a decrease in demand. If we do not successfully manage the size of our fleet during periods of decreased business activity, our annual operating performance may be adversely affected.

     We could be harmed by decreases in the fuel supply.

     Our operations could be harmed by any limitations in fuel supplies, by mandatory allocation or rationing regulations on fuel or by significant increases in fuel prices. Although fuel prices have risen substantially, Brazil has not experienced a material disruption in fuel supplies in the recent past. From January 1, 2002 to May 31, 2003, there was an increase of approximately 33.1% in fuel prices. The international market is currently very unstable, and a further increase in fuel prices is likely to occur in the future. This may result in lower demand for car rental services from our customers, who bear the risk of higher fuel prices.

     We bear the risk of fluctuations in the value of our car fleet.

     We bear the risk of fluctuations in the residual market value of our entire car rental fleet. The residual market value of our fleet is influenced by different factors, including general economic conditions and the pricing policies of car manufacturers (which, in turn, are influenced by the Brazilian government's fiscal policies). Our proceeds from car sales depend on the prices we negotiate in the used car market at the time of sale and, accordingly, are subject to market conditions at the time of sale. If negotiations in the used car market result in lower prices, our business, financial condition and results of operations could be harmed.

     Our cars' resale prices cannot be determined before the sale and, consequently, the actual depreciation costs associated with our cars cannot be determined in advance. An overestimation of our depreciation expenses could lead us to increase our rental prices beyond what is necessary in order to recover depreciation, which in turn could have the effect of decreasing our competitiveness. On the other hand, an underestimation of our depreciation expenses could lead us to reduce our rental rates more than necessary in order to recoup vehicle depreciation expense, which could cause our operating margin to decline. In either event, if our estimates of future depreciation costs are inaccurate, our business, financial condition and results of operations could be adversely affected.

     We are dependent on the air travel industry.

     The car rental business conducted at airport locations accounts for a substantial portion of our revenues and is essential to our ability to compete. During 2002, approximately 47.1% of our car rental revenues were derived from our airport rental locations (excluding revenues from our franchisees). A decrease in air travel or any event that disrupts the air travel patterns at airport facilities for a continued period of time could harm the business, financial condition and results of operations of our car rental business. Disruptive events include substantially higher air fares, labor unrest, airline bankruptcies or consolidations, a downturn in the economy, the outbreak of war, high-profile crimes against tourists, terrorist incidents and natural occurrences.

     We are subject to the risk of non-renewal of airport concessions.

     In Brazil, we conduct, directly, rental operations at 30 airports and our franchisees conduct rental operations at 38 other airports. In other Latin American countries, our franchisees conduct rental operations at 12 airports.
We conduct operations at each airport in Brazil pursuant to one or more concession agreements granted by the federal airport authority (55 concessions), state airport authorities (10 concessions), and local authorities (9 concessions) in the case of airports located in smaller cities. We also conduct operations in 6 small private airports. In general, these concession agreements are subject to competitive bidding at the time of renewal. The terms of the airport concession agreements with federal and state authorities vary from one to fifteen years, while most of the agreements with local authorities and private entities in smaller cities have an indefinite term. Of our 42 concessions, 39 were granted by the federal airport authority, one by a state authority and two were granted by local authorities. Of these concessions, 16 are scheduled to expire in 2003. Franchising (formerly known as System) has been granted 20 concessions, in locations that are operated by franchisees under franchising agreements, 6 of which are scheduled to expire in 2003. The franchisees who operate the remaining 18 airport locations are granted the respective concession directly, and control and negotiate the renewal of the concession directly with the appropriate authority. In 2002, we renewed 22 of the 24 concessions that were scheduled to expire and we are currently negotiating the renewal of the other two concessions. We cannot predict whether we will continue to be successful in renewing all or substantially all of these concessions on acceptable terms. The loss of a significant number of small airport concessions or the loss of any major airport concession could harm our business, financial condition and results of operations.

     We do not maintain insurance against certain risks.

     Our business exposes us to claims for personal injury, death and property damage resulting from the use of the cars we rent. In addition, our rental cars may be damaged or stolen while they are being used by customers. Generally, we do not carry insurance to cover the costs of these claims or of repairing or replacing damaged or stolen cars. Instead, we impose a surcharge on our rental prices in order to cover these risks. Although historically we have been able to recover the cost of these risks, we could be exposed to uninsured liability that exceeds historical levels. Our business also exposes us to workers' compensation claims and to other employment-related claims, for which we do not maintain insurance.

   Risks Relating to Localiza

     We have a high level of debt and are subject to restrictive covenants.

     As of December 31, 2002, we had total debt of R$267.7 million, of which R$261.1 million was long-term debt. As of December 31, 2002, we had net debt (total debt less cash, cash equivalents and marketable securities) of R$185.3 million, and our consolidated ratio of net debt to equity was 0.95 to 1.00. We expect to incur additional indebtedness in the future. Our long-term debt is subject to restrictive covenants. See Item 5B. - Liquidity and Capital Resources.

     Our level of leverage will have important consequences to holders of the Notes, including the following:

     o our ability to obtain additional financing for working capital, capital expenditures, acquisitions, expansion of our fleet, increasing the number of locations or other purposes, may be impaired;

     o a substantial portion of our cash flow will be required to meet debt service obligations, which will reduce the amount of funds available for other purposes. Approximately 5.3% of our budgeted cash requirements for 2003 consist of amounts required to service debt; and

     o we may be more vulnerable to a downturn in our business, and may be restricted in our ability to respond to price competition or changes in the economy generally.

     We expect to need to refinance the Notes at maturity in 2005.

     Our ability to meet our debt service obligations depends on our future operating performance and financial results, which will be subject to economic, financial, competitive and other factors which are beyond our control. Based upon our current level of operations and our anticipated growth, we believe that our cash flow from operations may be insufficient to meet the scheduled principal payment of the Notes at maturity in 2005. As a result, we expect to be required to refinance all or a portion of our debt under the Notes. There can be no assurance that any refinancing would be possible or that any additional financing could be obtained on satisfactory terms, in which case we may not be able to meet our obligations under the Notes.

     We are dependent on our ability to finance our fleet.

     Our ability to finance our fleet will depend on our future operating performance and financial results, which will be subject to economic, financial, competitive and other factors which are beyond our control. Based upon our current level of operations, we believe that funds provided from the issuance of the Notes, cash flow from operations and access to debt financing, if necessary, should enable us to renew our fleet for the foreseeable future. However, adverse economic conditions in Brazil, among other factors, could impair our ability to generate cash flow from operations. For example, continued economic uncertainty in Brazil could adversely affect the used car market, which during 2002 accounted for 39.9% of our net revenues. Because a portion of cash flow from operations is required for debt service, we could be required to delay fleet renewal in the event that adverse economic conditions in Brazil persist. Significant delays in fleet renewal could make our car rental services less competitive, and could result in increased repair and maintenance expenses. For the fleet management business, there is the risk that we will not be able to renew the contracts and therefore we will lose customers.

     We are dependent on our principal executive officers.

     Our existing operations and continued future growth depend in part on the active participation of our principal executive officers, each of who has substantial experience in the Brazilian car rental industry. The loss of the services of these individuals could harm our business, financial condition and results of operations.

   Risks Relating to the Notes

     We may not be able to obtain approval from the Central Bank of Brazil or from the Central Bank of Argentina for payments by future guarantors or by MFA.

     The Notes are guaranteed by our four subsidiaries, which are:

     o    Total Fleet, a Brazilian corporation;

     o    Franchising (formerly known as System), a Brazilian corporation;

     o    Prime, a Brazilian corporation; and

     o    MFA, an Argentine corporation.

     The Central Bank of Brazil has authorized Total Fleet, Franchising, and Prime to remit funds overseas in connection with any payments these companies are required to make as guarantors of the Notes. The Notes will be effectively subordinated to the claims of creditors of a Localiza subsidiary that does not guarantee the Notes. Therefore, the indenture we entered into in connection with the issuance of the Notes requires that any future Localiza subsidiary guarantee the Notes. Accordingly, if we form or acquire a Brazilian subsidiary in the future, that subsidiary will be required to guarantee the Notes and will have to obtain Central Bank of Brazil's approval in order to remit funds overseas under the guarantee. If such a subsidiary guarantor does not obtain the necessary approval from the Central Bank of Brazil, it may not be able to meet its obligations under the guarantee.

     It may be difficult to enforce judgments against us.

     We have been advised by our Brazilian counsel, Pinheiro Neto Advogados, that a judgment for a monetary claim obtained in a U.S. court arising out of our obligations under the Notes will be enforceable in Brazil only if the judgment has been previously confirmed by the Brazilian Federal Supreme Court. A judgment obtained against us in foreign courts in respect of any sum payable by us under the Notes would be recognized and confirmed by the Brazilian Federal Supreme Court only if this foreign judgment:

     o fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

     o is issued by a competent court after due service of process upon the parties against whom the judgment is entered in accordance with applicable provisions of Brazilian law;

     o    is final and not subject to appeal;

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

     Our subsidiary MFA, an Argentine corporation, is a guarantor of the Notes. We have been informed by our Argentine counsel, Estudio Beccar Varela, that the enforceability in Argentina of a judgment for a monetary claim obtained in a U.S. court arising out of MFA's obligations under its guarantee is dependent on such judgment not violating the principles of public policy in Argentina and meeting the requirements described in the Argentine Civil and Commercial Procedural Code, which are as follows:

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

     o the judgment must not violate the principles of public policy of Argentine law; and

     o the judgment must not be contrary to a prior or simultaneous judgment of an Argentine court.

     The guarantees may be challenged as fraudulent conveyances.

     We have been advised by our Brazilian counsel, Pinheiro Neto Advogados, that Brazilian law will not limit the enforceability of the guarantees of Total Fleet, Franchising and Prime, as long as each guarantee complies with all the legal requirements for its creation and is enforceable under the laws of the United States and New York.

     Similarly, we have been advised by our Argentine counsel, Estudio Beccar Varela, that Argentine law will not limit the enforceability of the guarantee of MFA, as long as it is enforceable under the laws of the United States and New York, except for the foreclosure proceedings (e.g., mortgages and pledges) over debtor's sole residency (where the debtor and his/her family live), which are suspended until September 2, 2003.

     However, U.S. federal and state fraudulent conveyance or similar laws could limit the enforceability of the guarantees. If a subsidiary guarantor received less than reasonably equivalent value or fair consideration for its guarantee, the obligations of such subsidiary guarantor under its guarantee could be avoided or subordinated to its other debts if, at the time it gave the guarantee, the subsidiary guarantor:

     o    was insolvent or rendered insolvent by giving its guarantee;

     o was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

     o intended to incur debts beyond its ability to pay the debts as they mature.

     There is no liquid market for the Notes.

     Although CSFB has indicated that it intends to make a market in the Notes, it is under no obligation to do so and it may not be legally able to do so. CSFB may discontinue any market-making it conducts at any time without notice, at its sole discretion. Accordingly, there can be no assurance as to the liquidity of any market for the Notes. Even if a trading market is maintained, it may have little liquidity. If the Notes do trade, the trading prices will vary depending upon prevailing interest rates, the market for similar securities, our performance and other factors.

ITEM 4.  INFORMATION ON THE COMPANY

A.   History and Development of the Company

     Localiza Rent a Car S.A. was incorporated on September 14, 1973 in Belo Horizonte, Brazil, and is subject to Brazilian legislation. Localiza has 15,360,000 outstanding common shares, no par value per share, and its capital amounts to R$129.0 million.

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

   Capital Expenditures

     In 2002, we invested R$50.8 million (net of proceeds from car resales) to renew and expand our fleet compared to R$126.1 million in 2001 and R$119.8 million in 2000. We also invested R$6.0 million in property and equipment during 2002 compared to R$7.2 million in 2001 and R$3.5 million in 2000. The reduction in our capital expenditures was due to a decrease in car acquisitions, mainly in our fleet management business, as a result of: (i) a decrease in the level of economic activity in Brazil in 2002, (ii) the entry of new fleet management competitors with low-price strategies, which led some of our customers to leave us, and (iii) a decrease in demand for our fleet management services for 2002 by one of our large customers, which had temporarily increased its usage of our fleet management services during 2001.

     Our capital expenditures consist principally of:

     o    the renewal and expansion of our fleet;

     o    the opening of new car rental and sale locations;

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

B.   Business Overview

     We believe that we comprise the largest rental car network in Latin America based on the number of rental locations and we believe we are the largest rental car network in Latin America based on revenues and fleet size. As of December 31, 2002, our network included 320 car rental locations (70 owned and 250 franchised) in 7 countries and 227 cities. In Brazil, we are the market leader in each of the car rental lines of business, including replacement, and fleet management markets and also have the largest number of car rental locations at the principal Brazilian airports. In addition to our car rental activities, we believe that we are a leading Brazilian used car seller. We believe that the integration of our car rental, fleet management and used car sales activities is a key competitive advantage.

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

     o Fleet management. Our subsidiary, Total Fleet, provides long-term fleet rental and fleet management services to corporate customers.

     o Used car sales. Our subsidiary, Prime, intermediates sales of used cars through 15 resale locations in Brazil. Cars from our rental business are generally sold after one year of service, while cars from our fleet management business are sold after termination of the contract with the customer (which lasts an average of three years).

     o Franchising. We franchise the Localiza brand name in 186 car rental locations serving smaller markets in Brazil and in 64 car rental locations in six other Latin American countries.

     During 2002, used car sales accounted for 39.9% of our net revenues, car rentals accounted for 34.1%, fleet management accounted for 24.9% and franchising accounted for 1.1%.

     The table below sets forth the net revenues we earned in each of these businesses for the periods indicated.

                                          Year Ended December 31,
                                    --------------------------------------
                                       2000          2001         2002
                                    ----------   -----------   -----------
                                               (in thousands)
Car rental.........................R$  112,254  R$   144,253  R$   162,595
Fleet management...................    102,131       120,229       118,782
Franchising........................      6,402         5,056         5,111
Used car sales.....................     89,287       150,907       190,476
                                    ----------   -----------   -----------
   Total net revenues..............R$  310,074  R$   420,445  R$   476,964
                                    ==========   ===========   ===========

     The table below sets forth our net revenues from our car rental business in each of the five main geographic regions in Brazil.

                                          Year Ended December 31,
                                    --------------------------------------
                                       2000          2001         2002
                                    ----------   -----------   -----------
                                               (in thousands)
Region:
South..............................R$   12,399  R$    21,617  R$    25,108
Southeast..........................     59,968        71,265        79,614
Central-West.......................      7,400         8,696        11,284
North..............................      2,977         4,551         5,296
Northeast..........................     29,510        38,124        41,294
                                    ----------   -----------   -----------
   Total...........................R$  112,254  R$   144,253  R$   162,595
                                    ==========   ===========   ===========

     The table below sets forth our net revenues from our fleet management business in each of the five main geographic regions in Brazil.

                                          Year Ended December 31,
                                    --------------------------------------
                                       2000          2001         2002
                                    ----------   -----------   -----------
                                               (in thousands)
Region:
South..............................R$    9,665  R$    10,298  R$     9,012
Southeast..........................     84,131       100,863       102,842
Central-West.......................      1,363         1,740         1,274
North..............................          -             -             6
Northeast..........................      6,972         7,328         5,648
                                    ----------   -----------   -----------
   Total...........................R$  102,131  R$   120,229  R$   118,782
                                    ==========   ===========   ===========

     The table below sets forth our net revenues from our used car sales business in each of the five main geographic regions in Brazil.

                                          Year Ended December 31,
                                    --------------------------------------
                                       2000          2001         2002
                                    ----------   -----------   -----------
                                               (in thousands)
Region:
South..............................R$   24,739  R$    36,364  R$    35,394
Southeast..........................     45,822        74,373       103,154
Central-West.......................      7,092        19,696        19,588
North..............................      1,892         4,708         7,460
Northeast..........................      9,742        15,766        24,880
                                    ----------   -----------   -----------
   Total...........................R$   89,287  R$   150,907  R$   190,476
                                    ==========   ===========   ===========

   Seasonality

     The tourism segment of the car rental market peaks in the months of January, February, March and July due to the popularity of these months as vacation periods in South America. Other areas of our business do not experience large fluctuations in their operations depending on the season.

   Rental Customers

     Car Rental. With a Brazilian network of 256 locations, including 70 owned by us and 186 owned by franchisees, we serve:

     o    the business market, primarily corporations and individuals, and

     o    the leisure market, primarily individuals and families on vacation.

     With approximately 354.6 thousand rental transactions completed in 2002, we believe we are the market share leader in each of these car rental segments.

     Car rental customers in the business market include individuals who rent cars for their business trips and corporations that rent cars for their traveling executives. The overall level of economic activity in Brazil strongly influences the car rental business market. We have a diversified group of customers in the car rental business market, and in 2002, our ten largest corporate customers accounted for 8.7% of our car rental bookings. Business customers are served primarily from our airport locations.

     Car rental customers in the leisure market include principally individuals and their families on vacation. A significant number of leisure customers are the same customers who rent from us when they are on business trips. The tourism industry exerts a strong influence on the car rental needs of customers in this market, particularly in the state of Rio de Janeiro and in those states located in the northeast of Brazil. Bookings through travel agencies are an important source of business in respect of leisure market customers. In 2002, approximately 17.5% of our car rental revenues derived from bookings made through travel agencies. Customers in the leisure market are also served primarily from our airport locations.

     Customers in the replacement business, which is part of the car rental market, primarily consist of insurance companies acting on behalf of customers, and individuals who are temporarily unable to use their cars because of accident, theft or mechanical failure. These customers are served primarily from locations in urban and suburban areas. We work with all the largest insurance companies in Brazil.

     Car manufacturers are also a valuable source of customers for the replacement market. This is due to the fact that strong competition is leading Brazilian manufacturers to offer replacement vehicles as part of a new car warranty. We aggressively pursue the replacement business and we have agreements with car makers in Brazil regarding replacement vehicles.

     Corporations with occasional or additional automobile fleet needs usually rent our cars on a monthly basis.

     Fleet Management. Customers in the long-term fleet management market include large and medium-sized corporations that have determined that it is more cost effective to outsource their automobile fleet requirements. Total Fleet's customers include many major Brazilian and international corporations.

     Total Fleet has approximately 180 corporate customers. In 2002, the 17 largest customers accounted for approximately 70.2% of Total Fleet's volume of rented vehicles. In 2002, approximately 23.7% of Total Fleet's volume was attributable to customers with fleets of less than 100 vehicles, 33.6% of volume was attributable to 20 customers with fleets of between 100 and 600 vehicles and 42.7% of volume was attributable to three customers with fleets of more than 600 vehicles. In 2002, revenues from one customer of Total Fleet represented approximately 14.0% of total revenues.

   Rental Operations and Services

     We have built brand recognition and customer loyalty in Brazil through:

     o our nationwide car rental operations offering high-quality, relatively new cars, and

     o    the overall quality and efficiency of our customer service.

     Rental Network. Currently, our network in Brazil consists of 256 locations, 70 of which we own and 186 of which are owned by franchisees. The number of locations in Brazil which we own increased by one, to 70 in 2002 from 69 in 2001.

     The number of locations in Brazil which our franchisees own decreased by 11, to 186 in 2002 from 197 in 2001, as a result of termination or expiration of concession agreements which were not renewed due to the low level of profitability of these franchise operations. We intend to resell these franchise concessions in the near future. In addition, we acquired three franchise concessions, one of which we have started to operate directly.

     Our presence throughout Brazil increases our brand recognition. Through our network, we are the only car rental company present in almost every Brazilian city with a population greater than 200,000 inhabitants. In addition, we have well-established locations in cities which do not have sufficient volume to support more than one car rental company. Our network has car rental locations in all major and many regional Brazilian airports and in other selected areas such as business centers, shopping malls and other locations with heavy traffic.

     The 70 locations we own are in the capitals of 17 Brazilian states and other large cities in Brazil. Of these locations, 31 are in airport areas, and the remaining 39 are strategically located to serve important Brazilian car rental markets, as well as to serve the needs of our fleet management business. In 2002, our airport locations accounted for approximately 47.1% of our car rental revenues.

     In addition, we believe that our national network of rental locations gives us a considerable advantage over our competitors in the developing market for replacement vehicles. We believe that insurance companies generally prefer to deal with rental agencies that are able to provide services throughout Brazil because this presence facilitates rapid and convenient service.

     In September 1998, Total Fleet entered into an agreement with Fleet Synergy, an international network formed by companies in the outsourcing, renting and fleet management businesses, with operations in Europe, Asia, United States, Australia and Canada, comprising an aggregate fleet of approximately 600,000 cars. Fleet Synergy's partners take advantage of an electronic communication network and a database of country-specific fleet market information, thus receiving support and advice to help them increase fleet effectiveness and control costs throughout the world.

     Fleet. The overall size of our fleet decreased slightly due to the decrease in the fleet size of some of our fleet management customers as a consequence of the slow down in Brazilian economic activity in 2002. We believe that our network has the largest car rental fleet in Brazil. In line with consumer demand, Localiza's fleet consists primarily of small, domestically manufactured vehicles such as the FIAT Palio and the FIAT Siena. We also offer a variety of full-size vehicles, such as the General Motors Astra. Total Fleet has a greater variety of car models, depending on its customers' requests. In 2002, the average age of a car in our fleet was approximately 7 months for car rental and 19 months for fleet management.

     The table below sets forth the number of cars in our fleet and the number of cars in the fleets of our domestic and international franchisees for the periods indicated.

                                                         As of December 31,
                                                    ----------------------------
                                                     2000       2001       2002
                                                    ------     ------     ------
Cars in our fleet.................................  19,821     24,579     22,845
Cars in our domestic franchisees' fleets..........   6,005      5,713      5,405
Cars in our international franchisees' fleets.....   1,266        494      1,116
                                                    ------     ------     ------
     Total cars in our network fleet..............  27,092     30,786     29,366
                                                    ======     ======     ======

     As one of the largest purchasers of cars in B razil, we believe that we achieve the lowest fleet acquisition costs in the Brazilian market. We primarily purchase FIAT cars, which we believe are particularly well suited for the Brazilian market due to their small size and low operating costs. FIAT is the leading domestic car manufacturer and produces some of the most popular cars in Brazil. We believe that the resale values achieved on these cars demonstrate their ability to retain value over the utilization period.

     The car rental, fleet management and used car sales businesses cover one another's occasional fleet needs which may result from business events or holidays, unavailability of models required for a fleet management contract and shortage of supply from car manufacturers.

     Online Information System. We have developed an online information system, which includes the latest operational systems and links all of our locations on a real-time basis. We believe that our current information technology infrastructure can support substantial growth in business volume without need for significant additional investment in information systems. Through the franchising system, all franchisee rental car processes and franchisor management processes are managed online. In addition, we offer our fleet management customers the possibility to perform and execute a number of fleet managerial routines online. Our car rental customers can rent cars online, and the system manages the reservation process. Our customers can also buy used cars through the internet. All of our operational systems are linked to the financial and accounting systems.

     Our investment in technology has generated an increase in the volume and operational synergies throughout each of our core business areas and has helped us manage our fleet more efficiently. For example, using real-time data provided by the information system, we are able to provide 24-hour assistance to our fleet management customers throughout Brazil and are increasingly able to manage the balance between the fleet dedicated to our rental business and the fleet committed to our used car sales business. Data from our information systems provides insight into customer characteristics and preferences. We use this data in our promotional and advertising efforts.

     Customer Service. We believe that operational efficiency and service quality are critical to customer satisfaction and brand loyalty. We focus on customer service at every level of our organization and we believe that this emphasis has been an important factor in building customer loyalty and repeat business.

     Each customer service representative is trained and motivated to respond to the customer's needs in an efficient and courteous manner, and receives thorough on-the-job training which emphasizes the importance of attending to bookings, pick-ups and returns as quickly as possible. We regularly monitor our employees to ensure that performance standards are maintained.

     The profile, age, and overall maintenance of the fleet are other key competitive factors in this process. Each car is thoroughly inspected before being provided to a customer. Damaged cars are removed from the fleet.

     Insurance. We offer our car rental customers the opportunity to purchase collision damage and theft waivers, pursuant to which we waive certain potential claims against the customer. If the waiver is purchased and the rented vehicle is damaged or stolen, there is a cap on the customer's liability to us. Revenues from these damage and theft waivers are included in our vehicle rental revenue. Currently, most of our individual car rental customers purchase the damage waiver.

     Fleet Management Services. As a result of its reputation for service and quality and its well-trained sales force, we believe that Total Fleet is the Brazilian market leader in the fleet management business. Total Fleet currently serves approximately 174 fleet management corporate customers with a fleet of 9,787 vehicles as of May 31, 2003. We are also able to provide fleet management services to our customers' fleets. As of May 31, 2003, we have 11 corporate customers and manage approximately 561 vehicles. Through a network of subcontractors, Total Fleet offers maintenance assistance throughout Brazil to its fleet management customers. Total Fleet satisfies the long-term fleet requirements of small, medium and large-sized corporations. The fleet management business is attractive because it provides relatively consistent demand and increases fleet utilization with lower marketing and administrative costs.

     Total Fleet tailors its fleet management services to address each customer's specific needs. These services generally include:

     o nationwide customer service support, which provides 24-hour customer assistance throughout Brazil;

     o    assistance to customers in the event of accidents or car theft;

     o    flexibility to customers who need to increase or decrease fleet size;

     o    advice and assistance in the choice of fleet mix;

     o    negotiation and purchase of cars;

     o    vehicle registration;

     o    vehicle maintenance, towing and replacement;

     o    maintenance and insurance services for managed fleets; and

     o    assistance in the case of car impoundment and traffic fines.

     Nationwide assistance to fleet management customers is coordinated through Total Fleet's call center, a telephone hotline service that links Total Fleet with a network of independent service stations, towing services and automobile parts vendors throughout Brazil. A fleet management customer can contact the call center phone number from anywhere in Brazil and a Total Fleet operator will direct the customer to the nearest car repair location for assistance. Total Fleet subcontracts with these service providers for maintenance and repair tasks and certain customer-assistance services. This program enables the fleet management business to grow with minimal investment in infrastructure.

     Total Fleet leases cars to, and manages fleets for, corporations under contracts which can be canceled with 30 days advance notice and payment of a charge ranging from 15% to 35% of each contract's remaining payments. The average lease period is approximately 36 months for new cars. The lease period varies from 12 to 48 months. Total Fleet renders management fleet services that include maintenance, insurance, car replacement and certain other matters depending on our customers' requests.

   Rental Pricing

     Car Rental. Our standard car rental rates offer both limited and unlimited mileage. We occasionally run promotional campaigns featuring price discounts and special occasion rates.

     We regularly survey local market conditions, and regional managers are authorized to adjust pricing within pre-determined limits to improve competitiveness in their local markets. We price our products competitively, and attempt to differentiate ourselves through our ability to offer nationwide coverage and a higher overall level of service than our competitors.

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

   Rental Sales, Advertising and Promotion

     Car Rental. Our sales, advertising and promotion strategy is designed to build recognition of the Localiza brand throughout Brazil and the rest of Latin America. Our network's presence in all major Brazilian and certain other Latin American airports and our advertising in selected media have contributed to developing strong brand awareness. Our locations in highly visible areas such as airports and business centers are an important part of our overall marketing strategy. We have standardized our procedures, employee uniforms, banners, brochures and location layouts in order to present customers with a consistent image and a high level of service quality. Uniforms, banners and brochures all incorporate our trademark shade of green, making our locations instantly recognizable to frequent Brazilian travelers.

     We employ a team of approximately 87 salespeople to market our car rental business to corporate customers, travel agencies and individuals. The growing importance of travel agencies as a sales channel has led us to focus increasingly our marketing and promotional activities on these firms.

     Because business people and relatively affluent vacationers are our principal car rental customers, business newspapers and selected magazines are the most used media for our advertising campaigns. In order to earn repeat business from this important group of customers, we offer special services such as expedited rental service for frequent renters.

     We target frequent renters by using direct marketing strategies based upon affinity and loyalty programs. For example, we have implemented a fidelity program that gives free rentals as rewards to frequent customers.

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

     Procurement. FIAT is our principal supplier of vehicles. In 2002, we purchased approximately 84.6% of our vehicles from FIAT. We have not entered into a supply contract with FIAT, but maintain ongoing negotiations with FIAT regarding the number of automobiles required for fleet renewal and the timing of fleet acquisitions. We are one of the largest purchasers of FIAT cars worldwide. We believe that the volume of transactions we complete with FIAT allows us to purchase cars on the best terms available in Brazil. In addition, we are among the largest purchasers of Volkswagen and General Motors cars in Brazil, and also purchase vehicles manufactured by Ford.

     Car manufacturers in Brazil do not provide repurchase or guaranteed depreciation arrangements protecting car rental companies against unfavorable market conditions upon disposition of vehicles. Consequently, we bear the risk of profit or loss on resale of our fleet.

     Resale. We believe that our used car sales operations distinguish us from our competitors in the Brazilian market. While most competitors dispose of their fleets through wholesalers or auctions, we sell a significant proportion of our used cars directly to the public through our network of 15 used car sales locations in 15 Brazilian cities. In 2002, approximately 77.4% of our used cars were sold directly to individual consumers through our used car sales locations. The remainder of our used cars is sold on a wholesale basis to used car dealers. We refer potential customers who desire longer payment terms to local banks with whom we have established working relationships.

     We pioneered the seminovo (almost-new) retailing concept for used cars in the Brazilian market and believe that we have developed a reputation in the market for reliability. Our used cars are sold with a limited three month kilometer warranty and a manufacturer's warranty, if available. Our used car sales force consists of 72 people who work on a commission basis. As a result, we believe that the market views us as an attractive and reliable place to purchase a used car.

     We reduced our fleet in 2002 due to: (i) a decrease in the level of economic activity in Brazil in 2002, (ii) the entry of new fleet management competitors with low-price strategies, which led some of our customers to leave us, and (iii) a decrease in demand for our fleet management services for 2002 by one of our large customers, which had temporarily increased its usage of our fleet management services during 2001. We believe that we will maintain our current fleet size and car sale volumes in 2003, since our car sales are not necessarily impacted by trends in the fleet management business as contracts are for terms of 2 to 3 years, and the cars are sold in accordance with the terms of these contracts.

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

     The table below sets forth the locations, by country, of our network franchise locations.

                                                         Franchise Locations
                                                     --------------------------
                                                      2000      2001      2002
                                                     ------    ------    ------
Country:
     Brazil..........................................  253       197       186
     Argentina.......................................   73        48        32
     Ecuador.........................................    9        10        11
     Mexico..........................................    7        10        10
     Colombia........................................    5         -         -
     Bolivia.........................................    4         5         5
     Paraguay........................................    4         4         3
     Peru............................................    4         -         -
     Uruguay.........................................    2         3         3
     Aruba...........................................    2         -         -
     Venezuela.......................................    1         -         -
                                                      ----      ----      ----
         Total.......................................  364       277       250
                                                      ====      ====      ====

     The number of our franchisee locations decreased primarily due to the reduction in the number of franchise locations in Brazil and Argentina due to the economic and political instability in these countries. In Argentina, the number of locations which our franchisees own decreased by 16, to 32 in 2002 from 48 in 2001, due to the termination of franchise operations as a result of the termination or expiration of concession agreements which were not renewed due to the low profitability. We intend to resell these franchise concessions in the future. The number of locations in Brazil which our franchisees own decreased by 11, to 186 in 2002 from 197 in 2001, due to the termination of eight franchise operations as a result of the termination or expiration of concession agreements which were not renewed due to the low profitability. We intend to resell these franchise concessions in the near future. In addition, we acquired three franchise concessions, one of which we have started to operate directly.

     Our involvement in franchising has benefited our other core businesses. The wide coverage of the franchise network has been a key factor in allowing us to secure nationwide customer contracts in the car rental, replacement vehicle and fleet management businesses. We assist our franchisees with car procurement, and accordingly the franchise system strengthens our bargaining position in dealings with automobile manufacturers. We have no role in the sale of used cars by franchisees.

     Brazilian Operations. Our Brazilian franchise network enables us to provide nationwide coverage. The Brazilian locations are found in 184 cities. We select franchise locations in order to serve smaller markets, while major urban areas in Brazil are served by one of the 70 Localiza-owned locations. The 186 Brazilian franchise locations are operated by a total of 84 franchisees.

     Non-Brazilian Operations. Our network has 64 franchise locations outside of Brazil. We believe that the presence of franchises in non-Brazilian markets has important value not only because they generate additional revenues, but also because these franchises provide a benefit to customers in the core Brazilian market when traveling abroad, and therefore enhance the overall level of service we can provide to our customers. Today, our brand is strong in certain markets outside Brazil, particularly in Argentina, Ecuador and Mexico.

     The 64 international franchise locations are operated by 4 master franchisees and 30 sub-franchisees, the largest of whom owns 6 locations.

     Franchise Structure. We grant exclusivity to our franchisees for defined geographic areas pursuant to renewable contracts ranging from five to ten years. Brazilian franchisees generally pay us an initial fee plus a royalty fee and an advertising fee based on gross revenues. Non-Brazilian franchisees pay royalties at varying rates, depending upon local market conditions. In 2002, aggregate net royalties from Brazilian franchisees amounted to R$3.9 million, 85.4% of total franchise royalties, and aggregate net royalties from non-Brazilian franchisees amounted to R$0.7 million, or 14.6% of total franchise royalties. Revenues in Argentina represented 25.5%, 14.6% and 9.2% of the total consolidated franchising revenues in 2000, 2001 and 2002, respectively.

     We oversee the quality of our franchise operations through:

     o    rigorous qualifying procedures for new franchisees,

     o    training, comprehensive education and procedural manuals, and

     o    periodic onsite inspections.

   Competition

     The Brazilian car rental industry includes four major competitors and more than 2,500 smaller competitors that operate primarily in non-airport locations.

     The extent to which car rental companies can capture market share depends upon a number of factors, including pricing, customer service, fleet quality, convenience, distribution of rental locations, travel agent referrals and the number of commercial accounts.

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

     Fleet Management. Total Fleet focuses on the long-term fleet rental and management market. Total Fleet's principal competitors are on one hand the same as ours car rental business competitors, mainly Hertz, Avis and Unidas. On the other hand, companies engaged solely in the fleet management business, such as Leasing Plan, an operational leasing company affiliated with ABN AMRO Bank, and Unidas Corporate Fleet.

   Regulation

     We are subject to a wide range of federal, state and municipal regulations generally applicable to companies operating in Brazil, including laws relating to labor, social security, consumer protection and antitrust. Except for customary business licenses required by local government authorities, no special licenses or permits are required for us to carry on our business in Brazil.

     Any business operating in Brazil must comply with certain environmental regulations, including standards relating to water pollution and contamination, among others. There are no material legal or administrative proceedings pending against us with respect to any environmental matters.

C.   Organizational Structure

     Localiza has the following four subsidiaries:

     o Total Fleet. Total Fleet is a Brazilian corporation through which we conduct our fleet management business. Total Fleet started to operate on January 1, 1999. Under the Brazilian Corporation Law, as of May 31, 2003, Total Fleet has 109,630,000 common shares, no par value per share, and a capital stock in the amount of R$123.1 million.

     o Franchising (formerly known as System). Franchising is a Brazilian corporation through which we conduct our domestic and international franchising operations. We acquired Franchising on May 31, 1995, and the audited financial statements of Localiza reflect the financial condition and results of operations of Franchising from the date of its acquisition. Under the Brazilian Corporation Law, as of May 31, 2003,

          Franchising has 116.3 thousand common shares, no par value per share, and a capital stock in the amount of R$116.3 thousand. At a quotaholders' meeting held on May 1, 2003, the quotaholders of Franchising approved its transformation from a limited liability company into a corporation (sociedade anonima).

     o Prime. Prime is a Brazilian corporation that deals with the intermediation of used car sales and related services. It started to operate on January 1, 1999, rendering services to Total Fleet. As of January 2, 2003, Prime started to provide services to Localiza. Under the Brazilian Corporation Law, as of May 31, 2003, Prime has 15,000 common shares, no par value per share, and a capital stock in the amount of R$150.0 thousand. At a quotaholders' meeting held on May 1, 2003, the quotaholders of Prime approved its transformation from a limited liability company into a corporation (sociedade anonima).

     o MFA. MFA is an Argentine corporation that conducts our master franchise operations in Argentina and the other Latin American countries where we conduct business. On August 17, 1999, Franchising acquired a 60% interest in MFA from EDS Inversora S.A., for approximately R$337.0 thousand, thereby increasing its total ownership interest in MFA to 99.996%. Argentine law requires that MFA have at least two shareholders, and therefore, Mr. Aristides Luciano de Azevedo Newton holds one share of MFA representing 0.004% of its capital stock. Localiza's and Franchising's consolidated audited financial statements reflect the financial condition and results of operations of MFA as of September 1, 1999. As of May 31, 2003, MFA has 25,000 common shares, par value ARP1.00 per share, and a capital stock in the amount of ARP25.0 thousand.


                   [GRAPHIC OMITTED -- Graphic describes the
               organizational structure of Localiza and its four
            subsidiaries (Total Fleet, Franchising, Prime and MFA)]


     Each of Total Fleet, Franchising, Prime and MFA is a guarantor of the Notes.

D.   Description of Property

     Our headquarters occupy a seven-story leased office building in Belo Horizonte, in the state of Minas Gerais, Brazil. The following table sets forth information regarding our car rental and used car sales locations:

                                                            As of April 30,
                                                      --------------------------
                                                       2001      2002      2003
                                                      ------    ------    ------
Car rental locations:
     On owned property.................................   3         3         3
     On leased property(1).............................  61        66        67
                                                       ----      ----      ----
         Total.........................................  64        69        70
                                                       ====      ====      ====

                                                            As of April 30,
                                                      --------------------------
                                                       2001      2002      2003
                                                      ------    ------    ------
Used car sales locations:
     On owned property.................................   3         4         3
     On leased property................................  11        11        12
                                                       ----      ----      ----
         Total.........................................  14        15        15
                                                       ====      ====      ====
----------
(1)  Includes all airport locations.

     We operate our airport locations under leases with terms varying from one to fifteen years pursuant to concession agreements with the national airport authority.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

   Discussion of Critical Accounting Policies

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. These areas include allowances for doubtful accounts, depreciation of revenue earning vehicles, long-lived assets, deferred income taxes, reserve for contingencies, financial instruments and stock option plan accounting. We base our estimates on historical experience, our observance of trends in particular areas, information and/or valuations available from outside sources and various other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources. Actual amounts could differ significantly from amounts previously estimated. We believe that our significant accounting policies may involve a higher degree of judgment and complexity. See note 3 to the Localiza audited financial statements.

o    Allowance for doubtful accounts

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

o    Revenue-earning vehicles

     We must estimate what the residual values of our revenue-earning vehicles will be at the expected time of disposal to determine monthly depreciation rates. In determining these depreciation rates, we look at historical disposal experience and holding periods, trends in the wholesale and retail market for vehicles and model specific factors. Due to longer holding periods on fleet management vehicles and the resulting increased possibility of changes in the economic environment and market conditions, particularly as compared to car rental vehicles, these estimates are subject to a greater degree of risk. We continually evaluate estimated residual values. In order to reflect the higher depreciation of the vehicles during their earlier useful lives, we adopt the sum-of-the-years-digits method for the depreciation of vehicles, computed in a quarterly basis. Differences between actual residual values and estimated residual values result in a gain or loss on disposal. Vehicles held for disposal are evaluated as a group and recorded at the lower of cost or market (less estimated selling costs). During 2001 and 2002, we reviewed certain projected sales prices used to compute the provision for depreciation of revenue earning vehicles, due to an increase in the sales price of used cars in the Brazilian market. This resulted in changes in the estimated residual values to be realized when the vehicle is sold. Consequently, depreciation expense related to revenue earning vehicles for the year ended December 31, 2002 decreased approximately R$21.6 million (R$12.0 million in 2001). Future changes in our depreciation policy or estimates of useful lives and residual values will impact our results of operations on a prospective basis.

o    Long-lived assets

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

     If the projected undiscounted future cash flows exceed the carrying value of long-lived assets, an impairment loss is recognized to adjust the cost of the long-lived asset to its fair value. Depending on future circumstances surrounding our long-lived assets, impairment losses recognized may impact our future results of operations.

o    Income taxes

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

     Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No.109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income for the period that includes the enactment date.

     We record a valuation allowance to reduce our deferred tax assets to the amount, which, we estimate, is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, the resulting adjustment to deferred tax assets would increase income in the period in which such determination was made. Conversely, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to deferred tax assets would decrease income in the period in which such determination was made.

o    Reserve for contingencies

     We are a plaintiff and a defendant in a number of lawsuits, arising in the normal course of business, in connection with tax, labor, civil and other issues. We account for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies" and the evaluations with respect to the potential outcome of the claims are made with the assistance of our legal and tax advisors. Such accrued liabilities are estimated based upon historical experience and the nature of the group of claims, relating to labor claims, and based on information provided by internal and external legal and tax advisors.

o    Financial instruments

     We use derivative instruments as part of our overall strategy to protect our U.S. dollar-denominated debt against the depreciation of the real relative to foreign currency, through swap transactions between exchange rate variation and fixed interest rate. Effective as of January 1, 2001, we account for our derivatives at fair value on the balance sheet in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", which was issued in June 1998 and its amendments SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities" issued in June 1999 and June 2000, respectively (collectively referred to as SFAS No. 133). As a result of adoption of SFAS No. 133, we recognize our derivatives on the balance sheet at fair value and adjustments to fair value are recorded through income under the financial expenses caption. Prior to adoption of SFAS No. 133, we recognized our derivatives on the balance sheet at contract value and adjustments to contract value were recorded through income under the financial expense caption. We accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of SFAS No. 133 resulted in a cumulative effect of accounting change of R$907.0 thousand, net of applicable tax expense of R$467.0 thousand, which resulted in a loss in the consolidated statement of income for the year ended December 31, 2001. Our derivatives and other financial instruments are not publicly traded on an organized exchange. In the absence of quoted market miles, we must develop an estimate of fair value using the present value of future cash flows, which may involve significant judgments and estimates. These estimates are based on valuation methodologies deemed appropriate in the circumstances; however, the use of different assumptions may have a material effect on the estimated fair value amounts recorded in the financial statements. We have determined the estimated fair value amounts by using available market information and valuation methodologies described above. However, considerable judgment is required in evaluating market data to develop the estimates of fair value. Accordingly, these estimates may not be indicative of the amounts that we could settle in a current market exchange. The use of different market assumptions (such as interest rate, exchange rate or other) or valuation methodologies may have a material effect on the estimated fair value amounts.

o    Stock option plan accounting

     As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation", we elected to continue to account for our stock option plan using the intrinsic value based method for variable stock plans as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Entities choosing to continue applying APB Opinion No. 25 on employee stock options granted on or after January 1996 must provide pro-forma disclosures of net income, as if the fair value method of accounting has been applied. Under this method cost is measured at the grant date based on the fair value of the employee stock option and is recognized ratably over the service period of the option, which is usually the vesting period. To determine the fair value of the Localiza shares, the stock options and consequently compensation expense, if any, we are required to make significant judgments and estimates in the absence of quoted market prices. These estimates are based on valuation methodologies deemed appropriate under the circumstances, such as "Black & Scholes" model; however, the use of different assumptions may have a material effect on the estimated fair value amounts and in the compensation expense. For all periods presented, fair value of the Localiza shares did not exceed the exercise prices of the options and consequently, no compensation expense was recorded. Additionally, the pro forma disclosures required by SFAS No. 123 have not been presented as the effect of measuring compensation expense under SFAS No. 123 was immaterial for all periods presented.

o    Revenue recognition

     Revenues from vehicle rentals are recognized as earned on a daily basis under the related rental contracts with customers. Revenues from fleet rentals principally result from operating leases with fixed monthly payments and are recognized as earned on a monthly basis over the term of the lease. Revenues from used car sales are recorded upon delivery of the used cars. Revenues from franchise fees include the provision of sales and marketing, reservations, information systems and other services to franchisees. Revenues from these services are generally based on a percentage of franchisee rental revenue and are recognized as earned on a monthly basis. Initial franchise fees are recognized upon substantial completion of all material services and conditions of the franchise sale, which coincides with the date of sale and commencement of operations by the franchisee. Expenses are recorded as incurred.

   New Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations". SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The adoption of SFAS No. 141 had no impact on our financial position, cash flows or results of operations.

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early application of SFAS No. 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. On January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". Prior to its adoption, goodwill was amortized over a five-year period, on a straight-line basis. Contrary to the results of operations for 2001 and 2000, which reflect the amortization of goodwill, the results of operations for 2002 do not reflect such amortization (in 2002 the goodwill amortization would have been approximately R$1.1 million). As a consequence of the adoption of SFAS No. 142, we have not amortized goodwill for 2002 and assessed goodwill for impairment, reviewing the carrying value of our car rental segment by comparing such amount to the fair value and determined that the carrying amount of the reporting segment did not exceed the respective fair value. Management determined fair value based on a valuation methodology, which took into account the multiples of projected EBITDA (earnings before interest, tax, depreciation and amortization) of the car rental segment. As goodwill was related to acquisition of former rental franchisees, it was allocated to the car rental segment. Accordingly, the adoption of SFAS No. 142 requires that we assess goodwill for impairment annually, or more frequently if circumstances indicate that impairment may have occurred. During 2002, we recorded no impairment losses.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. We plan to adopt this new standard in January 1, 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. We do not believe the adoption of SFAS No. 143 will have a material impact on our financial position, results of operations or cash flows.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", although it retains the fundamental provisions of SFAS No. 121. SFAS No. 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. The adoption of SFAS No. 144 had no impact on our financial position, results of operations or cash flows.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, No. 44, and No. 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Because the transition has been completed, SFAS No. 44 is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS No. 145 also makes technical corrections to existing pronouncements. We do not believe the adoption of SFAS No. 145 will have a material impact on our financial position, results of operations or cash flows.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the Emerging Issues Task Force Issue (EITF) No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The adoption of SFAS No. 146 will affect the timing we recognize future restructuring costs, if any, as well as the amounts recognized. However, we do not believe the adoption of SFAS No. 146 will have a material impact on our financial position, results of operations or cash flows.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We have opted to continue to apply APB Opinion No.
25, "Accounting for Stock Issued to Employees" and have determined that the fair value disclosures required under SFAS No. 123 are not material.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, SFAS No. 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. We do not believe that the adoption of SFAS No. 149 will have a material impact on our consolidated financial position, results of operations or cash flows.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

     o mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

     o instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

     o obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

     SFAS No. 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatory redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We are currently evaluating the impact of SFAS No. 150 on our financial position, results of operations and cash flows.

     In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires that a guarantor make certain disclosures in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. We do not believe that the adoption of FIN No. 45 will have a material impact on our financial position, results of operations or cash flows.

   Overview

     We are engaged in the business of car rental, fleet management, used car sales and franchising.

     Our revenues consist primarily of:

     o Car rental: revenues generated from renting cars to customers including revenue from loss or collision damage waivers.

     o Fleet management: revenues generated from renting vehicles to customers including revenue from fleet management services.

     o Used car sales: revenue generated from the sale of used cars including commission on intermediation of service sales.

     o    Franchising: royalties and other fees generated from our franchisees.

     Our costs and expenses consist primarily of:

     o Direct operating costs: includes wages and related benefits, rent and concessions paid to airport authorities, costs relating to the operation net of third parties reimbursements and cost of used car sales.

     o Selling, general and administrative expenses: includes reservation, advertising, marketing, commissions to sellers, travel agents and other third parties and other related expenses.

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

     In the discussion that follows, total net revenues less direct operating costs, costs of used car sales and taxes on revenues is referred to as "adjusted gross profit". Adjusted gross profit should not be considered as an alternative to operating income or net income or as an indicator of our performance, and may not be comparable to other similarly titled measures of other companies. However, we believe that adjusted gross profit is an useful indicator of our performance for purposes of management analysis. The table below includes a reconciliation of adjusted gross profit to operating income for the three years ended December 31, 2002. You should read this information together with Localiza's audited financial statements that are included elsewhere in this annual report.

                                                                           Year Ended December 31,
                                                                      ----------------------------------
                                                                       2000          2001          2002
                                                                      -------       -------      -------
                                                                             (in thousands)
Net revenues:
   Car rental...............................................     R$   112,254  R$   144,253   R$ 162,595
   Fleet management.........................................          102,131       120,229      118,782
   Franchising..............................................            6,402         5,056        5,111
   Used car sales...........................................           89,287       150,907      190,476
                                                                      -------       -------      -------
      Total net revenues....................................          310,074       420,445      476,964
                                                                      -------       -------      -------
Direct operating costs:
   Direct operating.........................................           60,380        77,059       88,858
   Cost of used car sales...................................           63,152       118,655      156,270
   Taxes on revenues........................................           13,990        17,795       19,578
                                                                      -------       -------      -------
      Total direct operating costs..........................          137,522       213,509      264,706
                                                                      -------       -------      -------
Adjusted gross profit.......................................          172,552       206,936      212,258
Expenses:
   Selling, general, administrative and other expenses......           38,025        52,438       62,482
   Depreciation of vehicles.................................           49,803        43,995       31,062
   Goodwill amortization....................................              147         1,499            -
   Other depreciation and amortization......................            2,915         2,634        3,426
                                                                      -------       -------      -------
      Total expenses........................................           90,890       100,566       96,970
                                                                      -------       -------      -------
Operating income............................................           81,662       106,370      115,288
                                                                      =======       =======      =======
Net income..................................................           44,655        42,981       26,649
                                                                      =======       =======      =======


     The table below sets forth certain data as a percentage of net revenues for the periods indicated.

                                                                           Year Ended December 31,
                                                                     ----------------------------------
                                                                      2000          2001          2002
                                                                     -------       -------      -------
                                                                                  (percent)
Car rental..................................................           36.2%         34.3%        34.1%
Fleet management............................................           32.9          28.6         24.9
   Total vehicle rental.....................................           69.1          62.9         59.0
Franchising.................................................            2.1           1.2          1.1
Used car sales..............................................           28.8          35.9         39.9
   Total net revenues.......................................          100.0         100.0        100.0
Direct operating costs......................................          (44.4)        (50.8)       (55.5)
Adjusted gross margin.......................................           55.6          49.2         44.5
Advertising, promotion and selling expenses.................           (9.1)         (9.6)       (10.2)
General, administrative and other expenses..................           (3.2)         (2.9)        (2.9)
Depreciation of vehicles....................................          (16.1)        (10.5)        (6.5)
Other depreciation and amortization (Including goodwill
   amortization)                                                       (0.9)         (1.0)        (0.7)
Operating income............................................           26.3          25.2         24.2
Financial expense, net......................................           (6.4)        (12.0)       (17.4)
Non-operating result........................................            -             1.1          -
Income before taxes, minority interest, extraordinary gain
   and cumulative effect of a change in accounting principle           19.9          14.3          6.8
Taxes, minority interest, extraordinary gain and cumulative
   effect of a change in accounting principle..................        (5.5)         (4.1)        (1.2)
Net income..................................................           14.4          10.2          5.6

   Year ended December 31, 2002 Compared to Year ended December 31, 2001

o    Net Revenues

     Our net revenues increased by 13.4% to R$477.0 million in 2002 from R$420.4 million in 2001. This increase was primarily attributable to an increase in the volume of used cars sold and in the average prices of car rentals.

     Car rental revenues, which include replacement, leisure and corporate short-term rental and monthly rental markets, increased 12.7% to R$162.6 million in 2002 from R$144.3 million in 2001. This increase was attributable to a 3.7% increase in volume and an 8.7% increase in average prices.

     Average prices have increased due to: (i) the termination in 2001 of a significant contract with lower prices in the monthly rental business; and (ii) a price adjustment negotiated with insurance companies during 2002 in the replacement business.

     Fleet management revenues, which correspond to the corporate long-term rental market, decreased by 1.2% to R$118.8 million in 2002 from R$120.2 million in 2001. Although there was an increase of 2.6% in average prices, the volume decreased 4.5% for the year 2002. This decrease in volume was mainly due to (i) a decrease in the level of economic activity in Brazil in 2002, (ii) the entry of new fleet management competitors with low-price strategies, which led some of our customers to leave us, and (iii) a decrease in demand for our fleet management services for 2002 by one of our large customers, which had temporarily increased its usage of our fleet management services during 2001.

     Used car sales revenues increased by 26.2% to R$190.5 million in 2002 from R$150.9 million in 2001 due to an increase by 27.8% in the volume of used cars sold to 13,331 cars in 2002 from 10,430 cars in 2001. This increase was principally due to: (i) higher sale of cars in the car rental business during its regular and periodic renewal of fleet and (ii) higher sale of cars from fleet management business as a consequence of the reduction in our fleet.

     Franchising revenues remained stable at R$5.1 million in 2002 and 2001.

o    Direct Operating Costs

     Direct operating costs increased by 24.0% to R$264.7 million in 2002 from R$213.5 million in 2001. As a percentage of net revenues, direct operating costs increased to 55.5% in 2002 from 50.8% in 2001. This increase was mainly due to an increase in the volume of used cars sold combined with an increase in the average cost of vehicles sold.

     Car rental direct operating costs include maintenance, casualty (accidents and theft), car preparation expenses (title, licensing and others), car transportation, operating personnel and location-related costs. These costs increased by 19.9% to R$54.5 million in 2002 from R$45.5 million in 2001. As a percentage of car rental net revenues, these costs increased to 33.5% in 2002 from 31.5% in 2001. The increase in direct costs was due to an increase of R$4.7 million in fixed costs, in particular with customer service personnel costs, driving services and fixed airport leases. In addition, expenses with contingencies increased R$1.7 million between 2002 and 2001.

     Fleet management direct operating costs (which are comparable to car rental costs but do not include costs associated with locations) increased by 12.4% to R$31.7 million in 2002 from R$28.2 million in 2001. As a percentage of fleet management net revenues, these costs increased to 26.7% in 2002 from 23.5% in 2001. This was principally due to an increase in variable costs, specifically (i) accident repair costs in the amount of R $1.4 million, and
(ii) car preparation costs, which are maintenance costs to prepare cars for sale, in the amount of R$0.9 million. These costs increased as a result of an increase in volume of cars sold due to a reduction in our fleet size as result of the termination of contracts by customers who left us for new fleet management competitors that charged lower prices and because of the reduction in the fleet size of one of our large customers, which had temporarily increased its usage of our fleet management services during 2001.

     Franchising direct operating costs include operating personnel and location-related costs. These costs decreased by 22.7% to R$2.6 million in 2002 from R$3.4 million in 2001. As a percentage of franchising revenues, these costs decreased to 51.1% in 2002 from 66.8% in 2001, mainly due to a reduction of R$0.7 million in the contingency expenses recorded in 2002, principally as a result of the recording of a R$0.3 million gain from the settlement of a liability under an amnesty program in 2002. See note 10 to Franchising Financial Statements.

     Costs of used car sales consist of the depreciated book value of cars sold at the time of resale, net of the technical discount cost. The technical discount cost is an amount recorded into either the car rental or fleet management direct operating costs, as applicable, equivalent to the discount given to the buyer when the car being sold is damaged or in need of repair. The total residual value of cars sold by the used car sales division increased by 31.7% to R$156.3 million in 2002 from R$118.7 million in 2001. As a percentage of used car sales revenues, the book value of cars sold by the used car sales division was 82.0% in 2002 and 78.6% in 2001. This increase resulted from a reduction in the average depreciation rates in 2002.

o    Adjusted Gross Profit

     Adjusted gross profit increased by 2.6% to R$212.3 million in 2002 (equivalent to 44.5% of net revenues) from R$206.9 million in 2001 (equivalent to 49.2% of net revenues). As a percentage of net revenues, adjusted gross profits decreased principally due to a decrease in the used car sales margin.

o    Advertising, Promotion and Selling Expenses

     Advertising, promotion and selling expenses, which include sales force related expenses, reservation center costs, advertising and provision for doubtful accounts, increased by 21.1% to R$48.8 million in 2002 from R$40.3 million in 2001 in line with the increase in net revenues. As a percentage of net revenues, advertising, promotion and selling expenses increased to 10.2% in 2002 from 9.6% in 2001, mainly due to the restyling of approximately 6 car sales locations, which included infrastructure (building and furniture) and new visual merchandising expenses in the amount R$1.8 million.

o    General, Administrative and Other Expenses

     General, administrative and other expenses increased by 12.7% to R$13.7 million in 2002 from R$12.1 million in 2001. This increase was due to an increase in other expenses, principally due to the recording of provisions for tax contingencies in the amount of R$1.8 million. As a percentage of net revenues, general, administrative and other expenses remained stable at around 2.9%.

o    Depreciation of Vehicles

     Vehicle depreciation is calculated based on rates intended to measure the reduction necessary to approximate a vehicle's market value (determined by manufacturer, model and acquisition date) at the end of the estimated average holding period of a vehicle and includes the expenses associated with selling vehicles. In order to match the increase in maintenance costs with car utilization and to reflect the initially higher depreciation of vehicles just after their purchase, we depreciate our fleet using the sum-of-the-years-digits method calculated on a quarterly basis. Depreciation expense decreased by 29.4% to R$31.1 million in 2002 from R$44.0 million in 2001. On a per car basis, annual depreciation expense decreased by 31.1% to R$1,590 in 2002 from R$2,307 in 2001. This decrease is attributable to revisions made during 2002 that reduced the average depreciation rates. These revisions were made to adjust estimated future sales prices and the consequent depreciation rate to the current car market trends, since car prices increased on average by 15.2% in 2002. As a consequence, the cost of used car sales increased.

o    Financial Expense, Net

     Net financial expense increased by 64.1% to R$82.8 million in 2002 from R$50.5 million in 2001 principally due to the net effect of:

          (i) a 190.0% increase in the net variation and exchange loss, due to the 52.3% depreciation of the real against the U.S. dollar in 2002, resulting in an exchange loss of R$85.0 million (compared to an 18.7% devaluation in 2001 resulting in an exchange loss of R$29.3 million);

          (ii) an unrealized gain on derivative transactions, in particular swap operations resulting from a loss of R$26.2 million in 2001 to a gain of R$14.2 million in 2002 mainly as a result of the 2002 depreciation of the real against the U.S. dollar;

          (iii) a 90.0% decrease on gains on sales of marketable securities to R$1.6 million in 2002, from R$15.7 million in 2001 due to a decrease in volume of securities sold;

          (vi) a 71.9% decrease on realized gain on derivative transactions to R$1.9 million in 2002, related to swaps in Compror and Federal Treasury bonds operations, from R$6.7 million in 2001, related to a call option operation. See notes 13, 14 and 18 to the Localiza financial statements.

o Taxes, Minority Interest, and Cumulative Effect of a Change in Accounting Principle

     Our income tax decreased by 66.1% to R$5.6 million in 2002, representing an effective tax rate of 17.3%, from R$16.5 million in 2001, representing an effective tax rate of 27.3%. See note 19 (b) to the Localiza financial statements. In addition to the tax expenses, an expense of R$0.9 million, relating to a cumulative effect of a change in accounting principle was recorded in 2001. See note 3(i) to the Localiza financial statements.

o    Net Income

    As a result of the factors discussed above, net income decreased by 38.0% to R$26.7 million in 2002 from R$43.0 million in 2001.

   Year ended December 31, 2001 Compared to Year ended December 31, 2000

o    Net Revenues

     Our net revenues increased by 35.6% to R$420.4 million in 2001 from R$310.1 million in 2000. This increase was primarily attributable to higher car rental volume, partially offset by a decrease in average prices, as well as an increase in fleet management and used cars sold volume.

     Car rental revenues, which include replacement, leisure and corporate short-term rental and monthly rental markets, increased 28.5% to R$144.3 million in 2001 from R$112.3 million in 2000. This increase was attributable to a 45.1% increase in volume that was partially offset by an 11.4% decrease in average prices.

     The increase in rental volumes was mainly due to: (i) a 41.5% increase in individual rentals; and (ii) a 52.3% increase in monthly rentals (short-term transactions with corporations, normally from one to twelve months). A contract with a telecommunications company, which required approximately 770 vehicles for 8 months, was responsible for 23.8% increase in rentals.

     The 11.4% decrease in average prices resulted from the increase in the number of transactions in the monthly rental segment. This segment is characterized by (i) lower rates, as it has a higher utilization rate due to the longer average car rental period; (ii) lower selling expenses compared to other segments; and (iii) higher operating efficiencies due to the higher overall rental volume.

     Fleet management revenues, which correspond to the corporate long-term rental market, increased by 17.7% to R$120.2 million in 2001 from R$102.1 million in 2000. This increase was attributable to an 18.6% increase in volume partially offset by a 1.4% decrease in average prices.

     The increase in fleet management volume was due to contracts entered into in 2001, as a result of a plan that Total Fleet started implementing in 1998 in order to approach prospective customers and develop new fleet management accounts.

     Used car sales revenues increased by 69.0% to R$150.9 million in 2001 from R$89.3 million in 2000 primarily due to an increase of 69.0% in the volume of used cars sold (10,430 in 2001; 6,173 in 2000). This increase was principally due to: (i) greater disposal of cars in the car rental business during its regular and periodic renewal of fleet, since our fleet has been increasing continually for the last 2 years;
(ii) greater disposal of cars in the fleet management business from some new customers, under contracts which provided for the return of our cars in 2001, since many cars were acquired in 1999 and 2000.

     Franchising revenues decreased by 21.0% to R$5.1 million in 2001 from R$6.4 million in 2000. This decrease was mainly attributable to a decrease in Brazilian and international royalties fees which in turn resulted from: (i) the acquisition by Localiza of Brazilian franchisees in the end of 2000 and beginning of 2001 (See note 1(b) to Localiza audited financial statements);
(ii) the termination of the international operations of our franchisees in Colombia, Venezuela, Peru and Aruba; and (iii) a reduction in the franchise fee in Argentina due to the local economic crisis in 2001.

o    Direct Operating Costs

     Direct operating costs increased by 55.3% to R$213.5 million in 2001 from R$137.5 million in 2000. As a percentage of net revenues, direct operating costs increased to 50.8% in 2001 from 44.4% in 2000. This increase was mainly due to an increase in cost of used cars sales as a result of the increase in the number of used cars sold.

     Car rental direct operating costs include maintenance, casualty (accidents and theft), car preparation expenses (title, licensing and others), car transportation, operation personnel and location related costs. These costs increased by 19.5% to R$45.5 million in 2001 from R$38.0 million in 2000. As a percentage of car rental net revenues, these costs decreased to 31.5% in 2001 from 33.9% in 2000.

     Fleet management direct operating costs (which are comparable to car rental costs but do not include costs associated with locations) increased by 55.9% to R$28.2 million in 2001 from R$18.1 million in 2000 due to increases in variable and fixed costs. As a percentage of fleet management net revenues, these costs increased to 23.5% in 2001 from 17.7% in 2000. Variable costs increased to 21.8% from 16.2% over revenues mainly due to an R$5.4 million increase in maintenance costs due to the increase in the average age of the fleet to 15.4 months in 2001 from 11.0 months in 2000. Variable costs per car increased by 33.1%. This increase was balanced by a decrease of 24.2% in depreciation per car, or 12.1% excluding the reduction in depreciation expenses resulting from the decrease in average rates occurred in 2001. See -- Depreciation of Vehicles. Our depreciation method allows us to match increasing maintenance with decreasing depreciation along car lives. Fixed costs increased by 32.1%. This increase was attributable to an expansion of our customer service structure, which allows the access by the customer to a network of maintenance service providers through our call center. This expansion was needed due to the growth and aging of the fleet.

     Franchising direct operating costs include operation personnel and location-related costs. These costs decreased by 20.6% to R$3.4 million in 2001 from R$4.3 million in 2000. As a percentage of franchising revenues, these costs remained stable at around 66.6%.

     Costs of used car sales consist of the depreciated book value of cars sold at the time of resale, net of the technical discount cost. The technical discount cost is an amount recorded into either the car rental or fleet management direct operating costs, as applicable, equivalent to the discount given to the buyer when the car being sold is damaged or in need of repair. The total residual value of cars sold by the used car sales division increased by 87.9% to R$118.7 million in 2001 from R$63.2 million in 2000. As a percentage of used car sales revenues, the book value of cars sold was 78.6% in 2001 and 70.7% in 2000. This increase was a result of the 11.2% increase in the cost of used car sales per car, resulting from a reduction in the average depreciation rates in 2001.

o    Adjusted Gross Profit

     Adjusted gross profit increased by 19.9% to R$206.9 million in 2001 (equivalent to 49.2% of net revenues) from R$172.6 million in 2000 (equivalent to 55.6% of net revenues). As a percentage of net revenues, adjusted gross profit decreased due to a decrease in fleet management and used car sales margins.

o    Advertising, Promotion and Selling Expenses

     Advertising, promotion and selling expenses, which include sales force related expenses, reservation center costs, advertising and provision for doubtful accounts, increased by 42.7% to R$40.3 million in 2001 from R$28.2 million in 2000 in line with the increase in net revenues. As a percentage of net revenues, advertising, promotion and selling expenses remained stable at around 9.3%.

o    General, Administrative and Other Expenses

     General, administrative and other expenses increased by 24% to R$12.1 million in 2001 from R$9.8 million in 2000. This increase was principally due to an increase in legal, tax and finance consulting fees. As a percentage of net revenues, general, administrative and other expenses remained stable at around 3.1%.

o    Depreciation of Vehicles

     Vehicle depreciation is calculated based on rates intended to measure the reduction necessary to approximate a vehicle's market value (determined by manufacturer, model and acquisition date) at the end of the estimated average holding period of a vehicle and includes the expenses associated with selling vehicles. In order to match the increase in maintenance costs with car utilization and to reflect the initially higher depreciation of vehicles just after their purchase, we depreciate our fleet using the sum-of-the-years'-digits method calculated on a quarterly basis. Depreciation expense decreased by 11.7% to R$44.0 million in 2001 from R$49.8 million in 2000. On a per car basis, annual depreciation expense decreased by 31.2% to R$2,307 in 2001 from R$3,354 in 2000. This decrease is attributable to revisions made during 2001 that reduced the average depreciation rates. These reductions were made to adjust estimated future sales prices to the current car market trend. As a consequence, the cost of used car sales increased.

o    Financial Expense, Net

     Net financial expense increased by 153.6% to R$50.5 million in 2001 from R$19.9 million in 2000 principally due to:

          (i) an increase in the financial expense of R$7.0 million, or 27.0%, resulting from a higher volatility of the exchange rate of the Brazilian real against the U.S. dollar, which was 28.3% higher than the exchange rate in 2000 (the average exchange rate used to pay interest in 2001 was R$2.3828 per US$1.00 and R$1.8570 per US$1.00 in 2000);

          (ii) an increase in the net monetary variation and exchange loss of 186.5%, due to the 18.7% depreciation of the real against the U.S. dollar in 2001 (resulting in exchange loss of R$29.3 million) compared to a 9.3% depreciation in 2001 resulting in an exchange loss of R$10.2 million); and

          (iii) a loss of R$26.2 million in swap transactions.

     See note 18(a) to Localiza audited financial statements. These factors were partially offset by an increase in realized gain on sale of marketable securities of 418.3% to R$15.7 million in 2001 from R$3.0 million in 2000, as well as an increase in realized gain on derivatives of 279.3% to R$6.7 million in 2001 from R$1.8 million in 2000, related to a call option operation aiming at hedging our debt against foreign exchange variation which matured in 2001.

o Taxes, Minority Interest, Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle

     Our income tax decreased to R$16.5 million in 2001, representing an effective tax rate of 27.3% from R$16.9 million in 2000, which represented an effective tax rate of 27.5%. See note 19(b) to Localiza audited financial statements. In addition to the tax expenses, an expense of R$0.9 million related to a cumulative effect of a change in accounting principle was recorded.

o    Net Income

     As a result of the factors discussed above, net income decreased by 3.7% to R$43.0 million in 2001 from R$44.7 million in 2000.

B.   Liquidity and Capital Resources

     We use funds primarily for (i) the acquisition of new vehicles for our rental fleet, (ii) payment of debt service and (iii) working capital.

     Our primary sources of funds are cash generated from operations and from the proceeds from the issuance of the Notes. We invested part of the proceeds from the Notes in cash equivalents and marketable securities. The material terms of the Notes are described below. For our short-term cash flow needs, we use the Compror facility, which is also described below. In addition, we are able to obtain funds from a revolving credit facility we have entered into with certain Brazilian banks, up to a limit of R$11.3 million. Currently, we are not using funds from this facility.

     Net cash from operating activities increased to positive R$83.4 million in 2002 from negative R$0.3 million in 2001 due to a decrease in our net investments in revenue-earning vehicles from R$126.1 million in 2001 to R$50.8 million in 2002.

     Net cash from investing activities decreased by 95.9% to R$1.5 million from R$36.1 million in 2001, as a result of a considerable reduction in sales of marketable securities. This cash plus cash from operating activities was used to pay dividends and debt service, and the remaining balance was invested in cash equivalents, which increased considerably by 98.2% in 2002, to R$71.4 million from R$36.0 million in 2001.

o    Debt Facility - "Compror"

     We use a special type of short-term financing, known as Compror. Under the Compror facility, the banks transfer the proceeds from the financing directly to our suppliers. We repay the banks with funds provided by our operating cash flows. The Compror is used as an instrument of cash flow management. The Compror was borrowed in U.S. dollars plus an annual market average negative spread of 0.5% in 2001. To avoid foreign exchange risk, this operation was automatically changed to a local interest basis, the interbank rate, known as CDI, plus an annual market spread of 2.1% in 2001, through a swap transaction as described in note 13 to the Localiza audited financial statements.

     As of December 31, 2002, we did not have any outstanding debt under the Compror facility. In 2001, our debt under the Compror facility was approximately R$27.2 million.

o    The Notes

     On October 1, 1997, we obtained resources of US$100 million from the 10.25% senior notes program, which were sold at 100% of face value. The Notes are unsecured obligations and will mature on October 1, 2005. Interest on the Notes is payable semi-annually on April 1 and October 1. The Notes are redeemable at our option, in whole or in part on or after October 1, 2001.

     From November 1998 to December 1999, based on Circular No. 2,677 of the Central Bank of Brazil, which governs the international transfers of reais, we remitted funds abroad. Pursuant to the "Permitted Investment" clause of the indenture of the Notes, these funds were used to acquire Notes with aggregate face values of US$23.6 million and US$2.5 million during 1998 and 1999, respectively. Pursuant to SFAS No. 125 "Accounting for transfers and servicing of financial assets and extinguishments of liabilities", as superseded by SFAS No. 140, this acquisition was considered a debt extinguishment for accounting purposes.

     As of December 31, 2002, the remaining debt issuance costs to be amortized amounted to R$1.3 million, compared to R$1.9 million in 2001, with R$0.7 million classified as current assets in 2001 and 2002.

     We are subject to certain restrictions contained in the indenture entered into in connection with the issuance of the Notes. These restrictive covenants limit, except in restricted circumstances, our ability to, among other things, declare any dividend or other similar distribution, make certain stock repurchases, make certain payments on subordinated indebtedness or make certain investments if, after giving effect to such actions, (i) a default or event of default under the indenture would have occurred and be continuing, (ii) Localiza would be unable to incur additional indebtedness under the debt incurrence ratio test set forth in the indenture or (iii) the amount of all such payments exceeds an aggregate threshold amount. A default or event of default includes our failure to observe or perform any covenant. Covenants include limitations on our ability to (i) incur certain additional indebtedness, (ii) create certain liens, (iii) enter into certain transactions with affiliates, (iv) engage in certain sale and leaseback transactions and (v) enter into certain merger, acquisition or sale transactions.

     Our management believes we are in compliance with all the covenants contained in the Indenture.

o    Contractual Obligations and Commercial Commitments

The table below sets forth the principal cash flows of the Notes and other obligations by expected maturity date (in millions of reais):

                                                                                   2006 and     Repurchased
                                     Rate    Currency      2003    2004    2005      after        portion       Total
                                     ----    --------      ----    ----    ----      -----        -------       -----
Contractual Obligations:
Notes (principal).............         10.25%    US$        -       -      353.3       -           92.2          261.1
Swap transactions.............          -        US$        -       -       12.0       -            -             12.0
Lease commitments.............          -         R$        6.7     4.3      2.4       5.4          -             18.8
                                                          -----   -----    -----     -----        -----          -----
Total.........................                              6.7     4.3    367.7       5.4         92.2          291.9
                                     ====================================================================================
Commercial Commitments:
Unused revolving credit
   facility...................          -        US$       11.3      -       -          -            -            11.3
                                     ====================================================================================

C.   Research and Development, Patents and Licenses

     Not applicable.

D.   Trend Information

     We have four principal businesses:

     o    car rental,

     o    fleet management,

     o    used car sales, and

     o    franchising.

     Fleet management is the business that is least affected by the short-term fluctuations in the Brazilian economy due to the fact that contracts in the fleet management business have terms of 2 to 3 years. There is, however, a direct correlation between the fluctuations in the Brazilian market and the economic activity of our car rental, used car sales and franchising lines of business. Events such as inflation, increase in interest rates, and currency devaluation can greatly impact the results of operations of these lines of business.

     The recent down turn in economic activity in Brazil, mainly in 2002, negatively affected our fleet management business as there was a reduction in the number of cars contracted by our customers. We were also affected by the new competitors that entered the fleet management market with low-price strategies, leading some of our customers to leave us. However, these competitors have not maintained their low-price strategies and are now charging their customers at prevailing market prices. In addition, one of our large customers, which temporarily increased its usage of our fleet management services in 2001, reduced its fleet size in 2002.

     We do not expect to continue to reduce our fleet size and our capital expenditures in the future. We believe that we will maintain our current fleet size in 2003, since our car sales are not necessarily impacted by trends in the fleet management business.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

   Localiza

     Localiza is a sociedade anonima, which is the corporate form most similar to a corporation and is subject to the Brazilian Corporation Law. Localiza is managed by its board of directors, or conselho de administracao, which currently consists of nine members, and its executive committee, or diretoria executiva, which currently consists of five members.

     Board of Directors

     As of April 28, 2003, the board of directors was composed of the individuals named below.

                                                                                                         Expiration
                                                                                                         of Current
                       Name                             Age              Position         Member Since      Term
-----------------------------------------------    ----------- ------------------------- -------------- ------------
Jose Salim Mattar Junior.......................          54       chairman of the board       1995          2004
Antonio Claudio Brandao Resende................          56               member              1995          2004
Eugenio Pacelli Mattar.........................          50               member              1995          2004
Antonio Fernando de Campos.....................          50               member              2002          2004
Aristides Luciano de Azevedo Newton............          58               member              1995          2004
Tarcisio Pinto Ferreira........................          68               member              1996          2004
Messias da Silva Junior........................          63               member              1996          2004
Stefano Bonfiglio..............................          38               member              2000          2004
Carlos Jose Garcia.............................          45               member              2000          2004

     Jose Salim Mattar Junior. Mr. Mattar is the chairman of board of directors and the president of Localiza. Mr. Mattar is also the president of Franchising (formerly System) Total Fleet and Prime. He received a degree in business administration from Fundacao Mineira de Educacao e Cultura in 1976. He acted as manager of a Brazilian supermarket chain and of a mining company, both located in Belo Horizonte, Brazil. In 1973, at the age of 25, he was one of Localiza's founding partners. He is also an indirect partner of Radio Beep Telecomunicacoes Ltda. and Radio Beep System Ltda.

     Antonio Claudio Brandao Resende. Mr. Resende is a member of the board of directors, an executive vice-president and the management officer of Localiza. Mr. Resende is also a vice-president of Franchising, Total Fleet and Prime. He graduated from Uniao de Negocios e Administracao in 1977 with a degree in business administration. At the age of 18, he formed Leva e Traz, a delivery company in Belo Horizonte, Brazil. In 1973, at the age of 27, he was one of Localiza's founding partners. He is also an indirect partner of Radio Beep Telecomunicacoes Ltda. and Radio Beep System Ltda.

     Eugenio Pacelli Mattar. Mr. Mattar is a member of the board of directors, an executive vice president and the fleet management officer of Localiza. Mr. Mattar is also a vice-president of Franchising, Total Fleet and Prime. He received a degree in civil engineering from Universidade Federal de Minas Gerais in 1975, where he also completed extensive coursework in Economic Engineering. Mr. Mattar has also studied general and financial administration at Fundacao Dom Cabral. He is one of Localiza's founding partners. He is also an indirect partner of Radio Beep Telecomunicacoes Ltda. and Radio Beep System Ltda.

     Antonio Fernando de Campos. Mr. Campos is a member of Localiza's board of directors. He joined Localiza in 1982 in order to implement the marketing and sales department of Localiza. Mr. Campos left Localiza in 1996 to incorporate the company Solution Comunicacao. Mr. Campos received post-graduate degree from Fundacao Getulio Vargas, Pace University in New York City and INSEAD.

     Aristides Luciano de Azevedo Newton. Mr. Newton is a member of the board of directors of Localiza, a vice-president of Franchising and an officer of MFA. He received a degree in business administration from Uniao de Negocios e Administracao in 1973. He acted as manager of materials and supplies for large construction projects in Brazil for Construtora Mendes Junior. In 1983, at the age of 39, he founded Franchising in conjunction with Localiza.

     Tarcisio Pinto Ferreira. Mr. Ferreira has been a member of the board of directors of Localiza since 1996. He received his degree in law from Universidade Federal de Minas Gerais in 1971. He has been the general counsel to Localiza since its creation, and is also affiliated with the law firm of Ferreira and Chagas.

     Messias da Silva Junior. Mr. da Silva Junior has been a member of the board of directors of Localiza since 1996. Before his retirement, he held various positions at Localiza and its subsidiaries. He received a degree in law from Centro Universitario de Barra Mansa/RJ. He began his professional career in 1963 as supervisor of human resources, accounting and supply administration for White Martins Gases Industriais S.A. In 1973, he began managing the areas of human resources, finance, logistics, control and administration for Cia. Brasileira de Projetos Industriais. He worked for Localiza from 1982 to 1996 in a variety of roles, including administrative officer, officer of operations and officer of human resources and administration. From 1996 to 1998, he worked for Radio Beep Telecomunicacoes Ltda. as an executive officer.

     Stefano Bonfiglio. Mr. Bonfiglio has been a member of the board of directors of Localiza since 2000. Mr. Bonfiglio received his baccalaureate degree from Georgetown University and his MBA from the University of Pennsylvania. For nine years, he worked for Bankers Trust Company as a vice-president in their Latin America division specializing in acquisitions and private equity transactions. He then worked for DLJ Merchant Banking as a vice-president in both their New York and London offices. Currently, he resides in London and is a managing director and partner of Tetragono Partners, an investment consulting company he founded.

     Carlos Jose Garcia. Mr. Garcia has been a member of the board of directors of Localiza since 2000. Mr. Garcia received a degree in accounting from the Catholic University of Argentina. For six years, Mr. Garcia worked for Bankers Trust Company in their mergers and acquisitions division and then later for their Latin America private equity practice. Currently, he lives in Buenos Aires, Argentina where he is a vice-president in the Latin America division of CSFB.

     Executive Committee

     As of April 28, 2003, the executive committee was composed of the individuals named below.

                                                                                                         Expiration
                                                                                              Officer     of Current
                  Name                        Age               Position                       Since         Term
--------------------------------------      ------   -------------------------------------  ----------- ---------------
Jose Salim Mattar Junior..............        54     executive president                       1973         2004
Antonio Claudio Brandao Resende.......        56     executive vice president and              1973         2004
                                                     management officer
Eugenio Pacelli Mattar................        50     executive vice president and fleet        1973         2004
                                                     management officer
Flavio Brandao Resende................        49     executive vice president and car          1973         2004
                                                     rental officer
Roberto Antonio Mendes................        51     chief financial officer and               1998         2004
                                                     executive officer of investor
                                                     relations

     Flavio Brandao Resende. Mr. Resende is an executive vice president and car rental officer of Localiza. He is also a vice-president of Franchising, Total Fleet and Prime. He graduated from Escola de Engenharia Kennedy in

1980 with a degree in civil engineering. He is one of Localiza's founding partners and is also an indirect partner of Radio Beep Telecomunicacoes Ltda. and Radio Beep System Ltda.

     Roberto Antonio Mendes. Mr. Mendes is a member of the executive committee of Localiza. He graduated from Universidade Federal de Minas Gerais with a degree in business administration and accounting. He began his professional career in 1971 as an auditor for PricewaterhouseCoopers S/C, and acted as controller of both Vale do Rio Doce and Mendes Junior. He has worked at Localiza for 17 years and is currently the chief financial and investors relations officer.

     For biographies of Jose Salim Mattar Junior, Antonio Claudio Brandao Resende and Eugenio Pacelli Mattar. See --Board of Directors.

   Total Fleet

     Total Fleet is a sociedade anonima. Under Brazilian law, a sociedade anonima that is privately owned and does not have publicly issued shares, such as Total Fleet, is not required to have a board of directors. The company is managed by its executive committee, which consists of four members designated as officers.

     The executive committee meets at least once a year and at such times as it may determine. It is responsible for determining general guidelines and policies for the business and for the day-to-day management of Total Fleet. The officers' duties include overseeing compliance with applicable law and the decisions adopted at meetings of shareholders, directing Total Fleet's business and activities, and preparing the annual budget and monitoring its implementation.

     Under Total Fleet's by-laws, the executive committee must have from four to eight members, as determined by a vote of the shareholders. Members are elected for one-year terms at the annual general meeting of shareholders and can be successively re-elected. They are subject to removal by the shareholders at any time.

     As of April 28, 2003, the executive committee of Total Fleet was composed of the individuals named below.

                                                                                                     Expiration of
                  Name                            Age             Position        Officer Since      Current Term
-------------------------------------- --------------------- ------------------ ----------------- -----------------
Jose Salim Mattar Junior..............            54             president            1997               2004
Antonio Claudio Brandao Resende.......            56           vice-president         1997               2004
Eugenio Pacelli Mattar................            50           vice-president         1997               2004
Flavio Brandao Resende................            49           vice-president         1997               2004

     For biographies of Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar and Flavio Brandao Resende. See-Localiza-Board of Directors and-Executive Committee.

   Franchising

     At a quotaholders' Meeting held on May 1, 2003, the quotaholders of Franchising approved its transformation from a limited liability company into a sociedade anonima. Since this date, Franchising has been a sociedade anonima that is privately owned and does not have publicly issued shares and, therefore, is not required to have a board of directors. The company is managed by its executive committee, which consists of five members designated as officers.

     The executive committee meets at least once a year and at such times as it may determine. It is responsible for determining general guidelines and policies for the business and for the day-to-day management of Franchising. The officers' duties include overseeing compliance with applicable law and the decisions adopted at meetings of shareholders, directing Franchising's business and activities, and preparing the annual budget and monitoring its implementation.

     Under Franchising's by-laws, the executive committee must have five members, who are elected for thirteen months terms at the annual general meeting of shareholders. Members can be successively re-elected and are subject to removal by the shareholders at any time.

     As of May 1, 2003, the executive committee of Franchising was composed of the individuals named below

                                                                                                      Expiration of
                    Name                              Age            Position        Officer Since     Current Term
--------------------------------------------- ----------------- ------------------ ----------------- ---------------
Jose Salim Mattar Junior..................            54            president           1983              2004
Antonio Claudio Brandao Resende...........            56          vice-president        1983              2004
Eugenio Pacelli Mattar....................            50          vice-president        1983              2004
Flavio Brandao Resende....................            49          vice-president        1983              2004
Aristides Luciano de Azevedo Newton.......            58          vice-president        1983              2004

     For biographies of Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Flavio Brandao Resende and Aristides Luciano de Azevedo Newton. See-Localiza-Board of Directors and-Executive Committee.

   Prime

     At a quotaholders' Meeting held on May 1, 2003, the quotaholders of Prime approved its transformation from a limited liability company into a sociedade anonima. Since this date, Prime has been a sociedade anonima that is privately owned and does not have publicly issued shares and, therefore, is not required to have a board of directors. The company is managed by its executive committee, which consists of four members designated as officers.

     The executive committee meets at least once a year and at such times as it may determine. It is responsible for determining general guidelines and policies for the business and for the day-to-day management of Prime. The officers' duties include overseeing compliance with applicable law and the decisions adopted at meetings of shareholders, directing Prime's business and activities, and preparing the annual budget and monitoring its implementation.

     Under Prime's by-laws, the executive committee must have four members, who are elected for thirteen-month terms at the annual general meeting of shareholders. Members can be successively re-elected and are subject to removal by the shareholders at any time.

     As of May 1, 2003, the executive committee of Prime was composed of the individuals named below

                                                                                                     Expiration of
                    Name                             Age             Position       Officer Since     Current Term
---------------------------------------------- --------------- ------------------ ---------------- ----------------
Jose Salim Mattar Junior..................            54            president           1998              2004
Antonio Claudio Brandao Resende...........            56          vice-president        1998              2004
Eugenio Pacelli Mattar....................            50          vice-president        1998              2004
Flavio Brandao Resende....................            49          vice-president        1998              2004

     For a biography of Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar and Flavio Brandao Resende. See-Localiza-Board of Directors and-Executive Committee.

   MFA

     MFA is managed by an executive committee, or Directorio. MFA does not maintain a board of directors, or consejo de administracion. The executive committee is responsible for both the day-to-day management of MFA and the implementation of the general guidelines and policies established by Localiza and Franchising. The executive committee consists of one to three officers, or directores titulares, and one substitute officer, or director suplente, who are elected by the shareholders and can be reelected at the will of the shareholders. The mandated term for each officer is three years, which may be extended until the day of an officer's reelection or when the term of a replacement officer begins.

     As of April 7, 2003, the executive committee was composed of the individuals named below.

                                                                                        Officer      Expiration of
                       Name                             Age           Position           Since        Current Term
-------------------------------------------------- ------------ -------------------- ------------- ----------------
Leonardo Federici Guedes........................         41           president           2002            2004
Aristides Luciano de Azevedo Newton.............         58      substitute officer       1999            2004

     Leonardo Federici Guedes. Mr. Federici Guedes joined the executive committee of MFA in 2002. From 1992 to 2002, Mr. Federici Guedes served Franchising in various position, including general manager for Argentina. Previously, he worked for Harnischfeger do Brasil Ltda. as supervisor of international operations. Mr. Federici Guedes received a degree in aeronautical engineering from the Universidade Federal de Minas Gerais.

     For a biography of Aristides Luciano de Azevedo Newton. See-Localiza-Board of Directors.

   Family Relationships

     Jose Salim Mattar Junior and Eugenio Pacelli Mattar are brothers. Antonio Claudio Brandao Resende and Flavio Brandao Resende are brothers.

B.   Compensation

   General

     For the year ended December 31, 2002, the aggregate compensation we paid to members of our boards of directors and executive committees, as well as the officers named above, for services in all capacities, was approximately R$4.6 million.

     We have not set aside or accrued any amounts for pension, retirement or similar benefits for our boards of directors or executive officers.

     We have entered into management contracts with our senior employees. These annual contracts contain specific objectives and goals which we and the relevant employee agree upon, and determine the employee's eligibility for incentive compensation. Management incentives are based primarily upon the financial results of the specific operation managed. As of May 31, 2003, we had 173 management contracts with our employees distributed among us as follows:

     o    132 with Localiza employees;

     o    26 with Total Fleet employees;

     o    4 with Franchising (formerly, System) employees; and

     o    11 with Prime employees.

     In 2002, we paid R$4.7 million in bonuses to our employees. We pay bonuses to employees depending on their position and their performance evaluations.

     Each of our employees participates in a performance-based compensation plan pursuant to which a portion of his or her compensation is a function of our overall profitability. In addition, we provide a range of benefits to our employees, including health insurance and food vouchers.

     According to Brazilian labor legislation, employees dismissed without cause are entitled to an additional payment equivalent to 40% of the outstanding balance in their mandatory fund for unemployment benefits, known as FGTS, at dismissal date.

   Stock Option Plan

     We sponsor a stock option plan, which grants some of our employees and directors (34 in 2002, 36 in 2001 and 40 in 2000) the option to purchase our shares at prices annually determined. Options were granted in five installments in the last five years, and each installment is exercisable until April 2007. Each year 25% of each installment may be exercised based on the terms of the agreement in which such options were granted. To date, none of our employees or directors has exercised their respective stock options.

     The following table summarizes the status of our stock option plan:

                                                 2000                        2001                       2002
                                         ---------------------       ---------------------      ---------------------

                                          Shares   Weighted           Shares   Weighted          Shares    Weighted
                                                   average                     average                     average
                                                   price (R$)                  price (R$)                  price (R$)
                                         --------- ----------        --------- ----------       ---------  ---------
Beginning of year...................       272,250     13.78           407,750     15.31          528,000     17.01
Granted.............................       156,000     18.00           154,500     21.50          153,000     24.20
Exercised...........................         -          -                -          -               -          -
Forfeited...........................       (20,500)    15.31           (34,250)    17.01          (48,000)    18.63
                                         --------- ---------         --------- ---------        ---------  --------
End of year.........................       407,750     15.31           528,000     17.01          633,000     18.63
                                         ========= =========         ========= =========        =========  =========

     As allowed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", we elected to continue to measure cost for our stock option plan using the intrinsic value based method for variable stock plan as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Entities choosing to continue applying APB Opinion No.
25 on employee stock options granted on or after January 1996 must provide pro forma disclosures of net income, as if the fair value method of accounting had been applied. Under this method cost is measured at the grant date based on the fair value of the employee stock option and is recognized ratably over the service period of the option, which is usually the vesting period. For all periods presented, fair value of our shares did not exceed the exercise prices of the options and consequently, no compensation expense was recorded. Additionally, the pro forma disclosures required by SFAS No. 123 have not been presented as the effect of measuring compensation expense under SFAS No. 123 was immaterial for all periods presented.

C.   Board Practices

     Localiza is managed by its board of directors, or conselho de administracao, and its executive committee, or diretoria executiva.

   Board of Directors

     Localiza's board of directors meets whenever a simple majority of the members of the board of directors (or the chairman of the board of directors in absence of a determination by the board of directors) determines so from time to time, but at least every three months, and is responsible for determining general guidelines and policies for Localiza's business, appointing, supervising and monitoring the activities of the executive officers, appointing independent auditors and implementing and supervising internal audits.

     Under Localiza's by-laws, the board of directors must have nine members. Board members are elected for terms of one year at the annual general meeting of shareholders and can be successively re-elected. They are subject to removal by the shareholders at any time. Members of the board of directors must own at least one share of Localiza. Neither Localiza nor any of its subsidiaries maintains any services contracts with any members of the board of directors providing for benefits upon termination of their functions as board members.

   Executive Committee

     Localiza's executive committee is responsible for Localiza's day-to-day management and implementation of the general guidelines and policies established by the board of directors. The executive committee's duties include overseeing compliance with applicable law and with the decisions adopted at meetings of shareholders, directors and executive officers, managing Localiza's business and activities, preparing the annual budget and monitoring its implementation after approval by the board of directors.

     Under Localiza's by-laws, the board of directors appoints five executive officers to form the executive committee. Members of the executive committee must be residents of Brazil, are appointed to terms of one year and can be successively re-appointed. They are subject to removal at any time by the board of directors.

   Audit Committee

     Under the Brazilian Corporation Law and its by-laws, Localiza is not required to maintain and does not currently maintain a permanent audit committee.

D.   Employees

     The table below shows the number of employees for the three years ended December 31, 2002, distributed among our divisions as follows:

                                                     At December 31,
                                               ---------------------------
                                                2000       2001      2002
                                               ------     ------    ------
Division:
     Car rental...............................   704        790       851
     Fleet management.........................    79         83        95
     Used car sales...........................    59         92       126
     Franchising..............................    35         26        24
     Administrative...........................    74         77        80
                                               -----      -----     -----
         Total................................   951      1,068     1,176
                                               =====      =====     =====

     We hire independent contractors to perform certain non-core activities, such as fleet maintenance, fueling, car washing, cleaning, security and chauffeuring.

     All of our employees are represented by unions, including the Federacao do Comercio, the Sindicato dos Agentes Autonomos no Comercio, and the Confederacao dos Trabalhadores no Comercio. We have never experienced a labor strike and we believe that our relationships with our employees and with the unions are good.

E.   Share Ownership

     Each member of Localiza's board of directors owns at least one of Localiza's shares, as required by the Brazilian Corporation Law. Some members of Localiza's board of directors own more shares in Localiza through their participation in holding companies. See Item 7. Major Shareholders and Related Party Transactions.

     Aristides Luciano de Azevedo Newton, who is a vice-president of System and a substitute officer of MFA, holds a 7.5% interest in Franchising (formerly System) and, indirectly, a 7.5% interest in MFA.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

   Localiza

     The table below sets forth information regarding Localiza's ownership by each person who we know to be the beneficial owner of more than 5% of Localiza's common shares and by directors and officers as a group as of May 31, 2003.

                                                                      Percentage
                                                        Number of      of Common
                                                        ommon Shares     Shares
                                                        ------------     ------
Jose Salim Mattar Junior................................ 3,071,997        20.00%
Antonio Claudio Brandao Resende......................... 3,071,997        20.00
Flavio Brandao Resende.................................. 2,047,998        13.33
Eugenio Pacelli Mattar.................................. 2,047,999        13.33
CSFB.................................................... 5,120,000        33.34
Directors and executive officers as a group.............         9         0.00
                                                        ----------    ----------
     Total..............................................15,360,000       100.00%
                                                        ==========    ==========

     Shareholders' Agreement

     Localiza's shareholders are parties to an agreement entered into on March 10, 1997 which includes, among other provisions:

     o a provision which permits affiliates of Localiza's founders (Jose Salim Mattar Junior, Eugenio Pacelli Mattar, Antonio Claudio Brandao Resende and Flavio Brandao Resende) to appoint seven members of the board of directors and affiliates of CSFB to appoint two members of the board of directors, subject to adjustment based on changes in the respective ownership percentages of these shareholders;

     o a provision which grants CSFB the right to veto certain significant actions provided that CSFB continues to hold at least a minimum percentage of our equity;

     o a provision which restricts the ability of Localiza's founders and of CSFB to transfer their respective common shares;

     o reciprocal rights to participate in certain transfers of common shares by Localiza's founders and CSFB;

     o a provision which requires that from March 10, 2001, Localiza, at the option of CSFB, take all actions necessary to facilitate a public offering of the shares held by CSFB, subject to certain other conditions.

     o a provision which requires that Localiza establish an American Depositary Receipt program;

     o a provision which requires that Localiza's founders participate, subject to certain conditions, at the option of CSFB, in a sale of all of Localiza's outstanding common shares; and

     o a provision which grants Localiza's founders and CSFB the right to convert their respective common shares into preferred shares.

   Subsidiary Guarantors

     The table below sets forth information regarding beneficial ownership of each subsidiary guarantor.

                                                  Percentage Owned By
                                           -----------------------------------
                                                                  Directors of
                                           Localiza   Franchising   Localiza
                                           --------   ----------- ------------
Total Fleet................................  100.0%        -            -
Franchising................................   92.5%        -            7.5%
Prime......................................  100.0%        -            -
MFA........................................    -          99.996%       -

     B.   Related Party Transactions

     Aristides Luciano de Azevedo Newton entered into a loan agreement with Franchising on September 28, 1999. The interest rate on the loan is on par with the Brazilian market interest rate and is determined using the monthly market interest rate of the Indice do Certificado de Deposito Interbancario, or CDI. In December 2002, CDI's monthly money market interest rate was 24.8% per year and in May 2003, CDI's interest rate was 26.2% per year. Based on these interest rates, the total amount of Mr. Newton's loan was R$94.9 thousand at December 31, 2002 and R$75.0 thousand at May 31, 2003, due to a partial payment in the amount of R$25.4 thousand in March 2003.

     In 1999, Localiza sold its subsidiary, Alterosa Estacionamentos Ltda. ("Alterosa"), to Locapar Participacoes e Administracao Ltda. ("Locapar"), a company owned by our controlling shareholders, and recorded an accounts receivable from Locapar. Alterosa's assets were principally comprised of land in the city of Sao Paulo. Given that Localiza and Locapar are under common control, no gain was recorded on the sale. During 2000, this land returned to Localiza as consideration for the receivable originating from the sale of Alterosa. The land was recorded as "other current asset - properties available for sale" until January 2001, when it was sold to third parties for R$6.0 million, resulting in a gain of R$4.6 million, recorded as other non-operating income.

     Total Fleet, Franchising and Prime use the administrative and advertising structure of Localiza. As of January 2003, Localiza uses the intermediation services of purchase and sale of vehicles and accessories rendered by Prime and pay Prime a fee for these services. Total Fleet has been using these services from Prime since 1999. Localiza provides car rental services to Total Fleet, whenever Total Fleet needs a car replacement. Total Fleet also uses the location and structure of Localiza to sell, through Prime, its used cars to the market and reimburses Localiza for these services. In 2002, Localiza sold 320 vehicles in the amount of R$ 3.8 million to Total Fleet. These transactions were carried out at an arm's length basis and consistent with the prevailing market conditions.



C.   Interests of Experts and Counsel

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

     For our consolidated audited financial statements, and notes thereto, see
Item 18. Financial Statements.

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

     We are party to several labor claims related principally to the payment of overtime and related social security charges. Our management, based on the opinion of legal counsel, believes that the recorded accrual for these claims is sufficient to cover possible losses. See note 17 to the Localiza audited financial statements.

B.   Significant Changes

     None.

ITEM 9. THE OFFER AND LISTING

A.   Offer and Listing Details

     Not applicable.

B.   Plan of Distribution

     Not applicable.

C.   Markets

     The Notes currently trade in the over-the-counter market. The Notes are not listed on any securities exchange, nor are they quoted through any automated quotation system. There can be no assurance that an active market for the Notes will develop or as to the liquidity of any such market. There are currently US$73.9 million of Notes held by non-affiliates of Localiza.

D.   Selling Shareholders

     Not applicable.

E.   Dilution

     Not applicable.

F.   Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   Share Capital

     Not applicable.

B.   Memorandum and Articles of Association

   Localiza

     Localiza is registered with the Board of Trade of the State of Minas Gerais under the number 3130001144-5. Pursuant to article 3 of Localiza's by-laws, Localiza's corporate purpose is the rental of cars, fleets of cars and their disposal at the end of their useful economic life and the exploitation and licensing of trademarks and franchises in Brazil and elsewhere.

     There are no provisions in Localiza's by-laws with respect to:

     o a director's power to vote on proposals in which the director is materially interested,

     o a director's power, in the absence of an independent quorum, to vote compensation for him or herself or for any other member of the board of directors,

     o    borrowing powers exercisable by the directors,

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

     Shareholders' Meetings

     Under the Brazilian Corporation Law, at a general meeting of shareholders, convened and held in accordance with such law and Localiza's by-laws, the shareholders are entitled to decide all matters relating to Localiza's objectives and to approve any resolution that they deem necessary for Localiza's protection and growth. Shareholders' meetings must be held until April 30 of each year. In addition, special shareholders' meetings may be held as often as deemed necessary. General meetings are called by the chairman of Localiza's board of directors, as prescribed by the Brazilian Corporation Law, and are chaired by a shareholder elected by a majority of votes of those present at the meeting. The chairperson appoints the secretary of the meeting. Localiza's shareholders may be represented at the general meeting by an attorney-in-fact, who must be a shareholder, one of Localiza's general officers or directors, or a lawyer. Directors' compensation is determined by shareholders at a shareholder meeting.

     Common Shares and Preferred Shares

     As of May 31, 2003, Localiza has 15,360,000 common registered shares, no par value per share.

     The issuance of preferred shares is limited by the Brazilian Corporation Law. Currently, Localiza does not have preferred shares. Pursuant to Localiza's by-laws, any future preferred shares would not be convertible into common shares and would not have voting rights. Pursuant to Localiza's by-laws, holders of future preferred shares would be entitled to (a) a minimum annual non-cumulative preferential dividend equal to R$0.01 per share, (b) priority in the reimbursement of the corporate capital, in case of liquidation, and (c) right to participate in capital increases derived from capitalization of profits or reserves in the same conditions as holders of common shares. Preferred shares would acquire voting rights, however, if Localiza does not pay the minimum preferential dividend for three consecutive years. In this case, voting rights for preferred shares would continue until the payment of non-cumulative dividends is made.

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

     There are no provisions in Total Fleet's by-laws with respect to:

     o an executive officer's power to vote on a proposal, arrangement or contract in which the executive officer is materially interested,

     o an executive officer's power, in the absence of an independent quorum, to vote compensation for him or herself or for any other member of the executive committee,

     o    borrowing powers exercisable by the executive officers,

     o the number of shares required for an executive officer's qualification,

     o    age limits for retirement of executive officers,

     o anti-takeover mechanism or other procedures designed to delay, defer or prevent changes in Total Fleet's control, except for the preemptive rights mentioned below,

     o    redemption of shares,

     o    sinking funds, or

     o    liability to further capital calls by the company.

     Under Brazilian law, Total Fleet is not required to disclose information on share ownership, and Total Fleet's by-laws do not have a provision on the disclosure of share ownership.

     Voting Rights

     Each common share entitles its holder to one vote at a shareholders' meeting.

     There are no restrictions under Brazilian law or Total Fleet's by-laws limiting the rights of non-residents or non-Brazilian shareholders to hold or exercise voting rights on Total Fleet's shares.

     Shareholders' Meetings

     Under the Brazilian Corporation Law, at a general meeting of shareholders, convened and held in accordance with such law and Total Fleet's by-laws, the shareholders are entitled to decide all matters relating to Total Fleet's objectives and to approve any resolution that they deem necessary for Total Fleet's protection and growth. Shareholders' meetings must be held until April 30 of each year. In addition, special shareholders' meetings may be held as often as deemed necessary. General meetings are called by Total Fleet's executive committee, as prescribed by the Brazilian Corporation Law, and are presided over by a shareholder elected by a majority of votes of those present at the meeting. The chairperson appoints the secretary of the meeting. Total Fleet's shareholders may be represented at the general meeting by an attorney-in-fact, who must be a shareholder, one of the general officers, or a lawyer. Compensation for executive officers is determined by the shareholders at a shareholders' meeting.

     Common Shares and Preferred Shares

     As of May 31, 2003, Total Fleet has 109,630,000 registered common shares, no par value per share, and is a wholly owned subsidiary of Localiza.

     Total Fleet does not have any preferred shares.

     Preemptive Rights

     Total Fleet's by-laws do not have provisions regarding shareholders' preemptive rights. Under Brazilian Corporation Law, however, each of Total Fleet's shareholders has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in Total Fleet's total capital. Total Fleet shall observe a minimum period of 30 days following the publication of the capital increase notice for the exercise of the preemptive right by its shareholders.

   Franchising (formerly System)

     Franchising is a sociedade anonima registered with the Board of Trade of the State of Minas Gerais, under the number 3130001797-4. Pursuant to article 3 of Franchising's by-laws, Franchising's corporate purpose is to manage the franchising business of Localiza. Franchising is managed by an executive committee composed of five officers.

     There are no provisions in Franchising's by-laws with respect to:

     o an executive officer's power to vote on a proposal, arrangement or contract in which the executive officer is materially interested,

     o an executive officer's power, in the absence of an independent quorum, to vote compensation for him or herself or for any other member of the executive committee,

     o    borrowing powers exercisable by the executive officers,

     o the number of shares required for an executive officer's qualification,

     o    age limits for retirement of executive officers,

     o anti-takeover mechanism or other procedures designed to delay, defer or prevent changes in Franchising's control, except for the legal preemptive rights of shareholders in capital increases,

     o    redemption of shares,

     o    sinking funds, or

     o    liability to further capital calls by the company.

     Under Brazilian law, Franchising is not required to disclose information of share ownership, and Franchising does not have a provision on the disclosure of share ownership.

     Voting Rights

     Each common share entitles the holder thereof to one vote at a shareholders' meeting.

     There are no restrictions under Brazilian law or Franchising's by-laws limiting the rights of non-residents or non-Brazilian shareholders to hold or exercise voting rights of Franchising's shares.

     Shareholders' Meetings

     Under the Brazilian Corporation Law, at a general meeting of shareholders, convened and held in accordance with such law and Franchising's by-laws, the shareholders are entitled to decide all matters relating to Franchising's objectives and to approve any resolution that they deem necessary for Franchising's protection and growth. Shareholders' meetings must be held until April 30 of each year. In addition, special shareholders' meetings may be held as often as deemed necessary. General meetings are called by Franchising's executive committee, as prescribed by the Brazilian Corporation Law, and are presided over by a shareholder elected by a majority of votes of those present at the meeting. The chairperson appoints the secretary of the meeting. Franchising's shareholders may be represented at the general meeting by an attorney-in-fact, who must be a shareholder, one of the general officers, or a lawyer. Compensation for executive officers is determined by the shareholders at a shareholders' meeting.

     Common Shares and Preferred Shares

     As of May 31, 2003, Franchising has 116,254 registered common shares, no par value per share.

     Franchising does not have any preferred shares.

     Preemptive Rights

     Franchising's by-laws do not have provisions regarding shareholders' preemptive rights. Under Brazilian Corporation Law, however, each of Franchising's shareholders has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in Franchising's total capital. Franchising shall observe a minimum period of 30 days following the publication of the capital increase notice for the exercise of the preemptive right by its shareholders.

   Prime

     Prime is a sociedade anonima, which is under registration process with the Board of Trade of the State of Minas Gerais. Pursuant to article 3 of Prime's by-laws, Prime's corporate purpose is to deal with the intermediation of used car sales and related services. Prime is managed by an executive committee composed of four officers.

     There are no provisions in Prime's by-laws with respect to:

     o an executive officer's power to vote on a proposal, arrangement or contract in which the executive officer is materially interested,

     o an executive officer's power, in the absence of an independent quorum, to vote compensation for him or herself or for any other member of the executive committee,

     o    borrowing powers exercisable by the executive officers,

     o the number of shares required for an executive officer's qualification,

     o    age limits for retirement of executive officers,

     o anti-takeover mechanism or other procedures designed to delay, defer or prevent changes in Prime's control, except for the legal preemptive rights of shareholders in capital increases,

     o    redemption of shares,

     o    sinking funds, or

     o    liability to further capital calls by the company.

     Under Brazilian law, Prime is not required to disclose information of share ownership, and Prime does not have a provision on the disclosure of share ownership.

     Voting Rights

     Each common share entitles the holder thereof to one vote at a shareholders' meeting.

     There are no restrictions under Brazilian law or Prime's by-laws limiting the rights of non-residents or non-Brazilian shareholders to hold or exercise voting rights of Prime's shares.

     Shareholders' Meetings

     Under the Brazilian Corporation Law, at a general meeting of shareholders, convened and held in accordance with such law and Prime's by-laws, the shareholders are entitled to decide all matters relating to Prime's objectives and to approve any resolution that they deem necessary for Prime's protection and growth. Shareholders' meetings must be held until April 30 of each year. In addition, special shareholders' meetings may be held as often as deemed necessary. General meetings are called by Prime's executive committee, as prescribed by the Brazilian Corporation Law, and are presided over by a shareholder elected by a majority of votes of those present at the meeting. The chairperson appoints the secretary of the meeting. Prime's shareholders may be represented at the general meeting by an attorney-in-fact, who must be a shareholder, one of the general officers, or a lawyer. Compensation for executive officers is determined by the shareholders at a shareholders' meeting.

     Common Shares and Preferred Shares

     As of May 31, 2003, Prime has 15,000 registered common shares, no par value per share and is a wholly-owned subsidiary of Localiza.

     Prime does not have any preferred shares.

     Preemptive Rights

     Prime's by-laws do not have provisions regarding shareholders' preemptive rights. Under Brazilian Corporation Law, however, each of Prime's shareholders has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in Prime's total capital. Prime shall observe a minimum period of 30 days following the publication of the capital increase notice for the exercise of the preemptive right by its shareholders.

   MFA

     MFA is registered with the Argentine public register of commerce under number 9043, Book III File A of Sociedades por Acciones. Subsequently, amended on September 30, 1999, under number 3602, Book 10 of Sociedades por Acciones, on October 4, 2000, under number 18285, Book 13 of Sociedades por Acciones, and on December 17, 2002, under number 3588, Book 20 of Sociedades por Acciones. Pursuant to article 3 of MFA's by-laws, its corporate purpose is:

     o to sub-license to third parties the right to use Localiza's brand name, or any other brand name that may replace or supplement it in the future, for the purpose of operating the business of renting cars, along with related services,

     o to manage the sub-license system of Localiza's brand name, or any other brand name that may replace or supplement it in the future, related with the car rental activities or supplementary services,

     o to manage Localiza's brand name, or any other brand name that may replace or supplement it in the future, through the collection of royalties, commissions, fees, tariffs, funds or any other type of compensation, as well as the sale of printed materials an other related activities,

     o to transfer technology and know-how through training programs and to supply manuals and other materials in connection with the sub-licensing of Localiza brand name, or any other brand name that may replace or supplement it in the future, and

     o to carry out activities related to the abovementioned corporate purposes.

     There are no provisions in MFA's by-laws with respect to:

     o an officer's power to vote on a proposal, arrangement or contract in which the officer is materially interested,

     o an officer's power, in the absence of an independent quorum, to vote compensation for him or herself or for any other officer,

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

     Shareholders' Meetings

     MFA is required to hold a general shareholders' meeting in each fiscal year to consider the matters outlined in Article 234 of Argentina's Business Companies Law, including:

     o approval of MFA's audited financial statements and general performance of the officers in the preceding fiscal year,

     o    election, removal and compensation of officers, and

     o    allocation of profits.

     Matters which may be considered at shareholders' general meetings include consideration of the responsibilities of the officers, as well as capital increases and the issuance of negotiable debentures. In addition, special shareholders' meetings may be called at any time to consider matters beyond the scope of the general meeting, including amendments to the by-laws, issuances of certain securities that permit profit sharing, anticipated dissolution, merger and transformation from one type of company into another. Shareholders' meetings may be convened by the executive committee.

     Shareholders' meeting are called by publication at least ten days before the date of the meeting, in the Official Gazette of the Republic of Argentina for five days, and in a widely circulated newspaper in Argentina. In order to attend a meeting, shareholders must submit proper evidence of their book-entry shares held at an authorized institution.

     Common Shares and Preferred Shares

     As of May 31, 2003, MFA has 25,000 common shares, par value ARP1.00 per share. Currently, MFA does not have any preferred shares.

     There are no restrictions under Argentine law or MFA's by-laws limiting the rights of non-residents or non-Argentine shareholders to hold or exercise voting rights on MFA's shares.

     Preemptive Rights

     MFA's by-laws do not have provisions regarding shareholders' preemptive rights. MFA's shares may be freely transferred to third parties.

C.   Material Contracts

     Not applicable.

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

     The Brazilian government currently restricts the ability of Brazilian and foreign persons or entities to convert Brazilian currency into U.S. dollars or other currencies other than in connection with certain authorized transactions. The issuance of the Notes has been authorized by, and is currently electronically registered with, the Central Bank of Brazil. The Central Bank of Brazil had issued a certificate of registration, which was later replaced by the electronic registration currently in place, authorizing each of the scheduled payments of principal at maturity and interest on the Notes. However, consent from the Central Bank of Brazil will be needed for (i) the payment of principal of, and premium, if any, and interest on the Notes upon acceleration of the Notes following an event of default, (ii) payments in respect of the Notes upon certain optional redemption events or upon a repurchase of the Notes by us or our affiliates under certain circumstances or in the event of certain changes in Brazilian law relating to tax withholding, and (ii) overdue payments, in the event that any payment in connection with the Notes is not paid in full by 120 days after the date that such payment becomes due and payable. There can be no assurance that we will obtain the necessary consents from the Central Bank of Brazil for the remittance abroad of the foregoing payments.

     There can be no assurance that the Brazilian government will not in the future (i) restrict, by limiting access to foreign currency or otherwise, the ability of Brazilian entities, such as Localiza, to repay foreign currency denominated indebtedness, such as the Notes, or (ii) require that any payments on indebtedness be made in Brazilian reais. The likelihood of the imposition of restrictions by the Brazilian government may be affected by, among other factors, the extent of Brazil's foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the IMF and political constraints to which Brazil may be subject. See Item 3. Key Information--Exchange Rates.

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

     We will provide without charge to each person to whom this report is delivered, upon written or oral request, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our annual consolidated audited financial statements which will be prepared in accordance with U.S. GAAP, and a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written request for such copies should be directed to Localiza Rent a Car S.A., Av. Bernardo Monteiro, 1563 Funcionarios 30150-902- Belo Horizonte, Minas Gerais, Brazil,
Attention: Investor Relations Department. Telephone requests may be directed to 55-31-3247-7040.

I.   Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our debt portfolio is principally composed by the Notes, which were issued as long-term US dollar denominated obligations and were incurred primarily in connection with capital expenditures and repayments of short-term loans. As a consequence, we should be exposed to the foreign currency exchange risk, as our revenues and operating expenses are principally real denominated. In view of this currency mismatch between revenues and debt, we have swapped the Notes principal market risk to the domestic interest risk - CDI (Interbank Deposit Certificate) through swap transactions, seeking to protect us from its exposure to dollar denominated liabilities.

     In addition to the swap transactions, from time to time and when we have a cash position, we may invest in US dollar linked instruments to protect the Notes' interest payments in the short and medium term. As of December 31, 2002, our US dollar-denominated debt, in the amount of R$ 267.7 million (including interest payable of R$ 6.6 million), was protected against currency devaluation by the following financial instruments:

     o    swap transactions; and

     o notes issued by the Federative Republic of Brazil registered as marketable securities.

   Notes Issued by the Federative Republic of Brazil

     In 2002, we invested in U.S. dollar-denominated notes issued by the Federative Republic of Brazil in the amount of R$11.7 million (with interest at a per annum weighted average rate of 6.9%). These notes were redeemed in the beginning of 2003 to pay interest on the Notes in April.

   Swap Transactions

     As of December 31, 2002, R$ 267.7 million (including interest payable of R$ 6.6 million) of our debt was denominated in US dollars, while all our revenues were denominated in reais. We contracted swap transactions aiming at protecting our U.S. dollar denominated liabilities, which were outstanding during the year ended in December 31, 2002 , against the devaluation of real. The swap's terms are as follows:

                                                                                                 In thousands of R$
                                                                                               -----------------------
                                     Amount
                                   contracted                                                  Unrealized  Unrealized
                                     -  In                                                     loss as of  loss as of
                                   thousands    US$ rate at     Bank's                          December    December
Date of contract      Due date       of US$    contract date    assets     Company's assets     31, 2001    31, 2002
----------------      --------       ------    -------------    ------     ----------------     --------    --------
Long term:
From                  09/29/05       66,300    From            100% CDI    Exchange rate         (26,146)    (12,031)
09/05/01 to                                    2.5642 to                   Variation + coupon
10/16/01                                       2.7400                      (from 9.3% to
                                                                           9.8% p.a.)

     As of December 31, 2002, the notional amount of swap contracted plus coupon accrued was US$74.4 million.

     The unrealized loss has been determined based on the fair value of these swap transactions which was estimated based on discounting future contracted cash flow considering market rates, terms and conditions at each balance sheet date.

   Permitted Investment in Notes

     In October 1997, we issued the Notes, which have a fixed interest rate of 10.25% and which will mature on October 1, 2005. In 1998 and 1999, we repurchased part of the Notes corresponding to the principal amount of US$26.1 million corresponding to R$92.2 million in December 31, 2002.

   Market Risk Sensitive Instruments

     The table below presents information related to market risk sensitive instruments:

                                                                          In millions of R$
                                                                          -----------------
                                                 Fair
                                                 Value
                                                 At
                                                 December                               Repurchased
                              Rate    Currency   31, 2002    2003      2004     2005      Portion       Total
                              ----    --------   --------    ----      ----     ----      -------       -----
Notes (principal)......      10.25%     US$         182.8      -         -     353.3        92.2        261.1
Swap transactions......        -        US$          12.0      -         -      12.0         -           12.0
                                                -------------------------------------------------------------
                                                    194.8      -         -     365.3        92.2        273.1
                                                ===============================================================

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Within ninety days prior to the filing of this report, under management's supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature provide the only reasonable assurance regarding our control objectives.

     There have been no significant changes in our internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

     In light of the new regulatory framework introduced by the Sarbanes-Oxley Act of 2002, on April 30, 2003 we established a disclosure committee consisting of Antonio Claudio Brandao Resende (a member of our board of directors and an executive vice president), Eugenio Pacelli Mattar (a member of our board of directors and an executive vice president), Aristides Luciano de Azevedo Newton (a member of our board of directors, an executive vice president of Franchising and an officer of MFA), Marco Antonio Guimaraes (our car resale officer), Ricardo Benther (our fleet management officer), Eugenia Rafael (our car rental officer), Tarcisio Pinto Ferreira (our general counsel) and Claudia Leao (our controller). The committee is generally responsible for considering the materiality of information and determining our disclosure obligations on a timely basis. The committee also allocates reviewing responsibilities to the appropriate officers within Localiza or any of its subsidiaries. The committee, together with our chief executive officer and chief financial officer, has the responsibility for the evaluation of the effectiveness of our disclosure and control procedures and may generally take all action deemed necessary or desirable to ensure compliance with such procedures.

ITEM 16. [Reserved]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

     Reference is made to pages F-1 through F-116. The following audited financial statements are filed as part of this Form 20-F:

Index to the Financial Statements........................................... F-1

Consolidated Financial Statements of Localiza Rent a Car S.A.:

     Independent Auditors' Report (Deloitte Touche Tohmatsu)................ F-3

     Consolidated Balance Sheets at December 31, 2001 and 2002............. .F-4

     Consolidated Statements of Income and Other Comprehensive Income (Loss) for the Years Ended December 31, 2000, 2001 and
     2002................................................................... F-6

     Consolidated Statements of Changes in Shareholders' Equity for the Years
     Ended December 31, 2000, 2001 and 2002................................. F-7

     Consolidated Statements of Cash Flows for the Years Ended December 31,
     2000, 2001 and 2002.................................................... F-8

     Notes to the Consolidated Financial Statements.........................F-10

Financial Statements of Total Fleet S.A.:

     Independent Auditors' Report (Deloitte Touche Tohmatsu)................F-38

     Balance Sheets at December 31, 2001 and 2002...........................F-39

     Statements of Income for the Years Ended December 31, 2000, 2001 and
     2002...................................................................F-41

     Statements of Changes in Shareholders' Equity for the Years Ended
     December 31, 2000, 2001 and 2002.......................................F-42

     Statements of Cash Flows for the Years Ended December 31, 2000,
     2001 and 2002..........................................................F-43

     Notes to the Financial Statements......................................F-45

Consolidated Financial Statements of Localiza Franchising Ltda. (currently Localiza Franchising S.A.):

     Independent Auditors' Report (Deloitte Touche Tohmatsu)................F-62

     Consolidated Balance Sheets at December 31, 2001 and 2002..............F-63

     Consolidated Statements of Income for the Years Ended December 31,
     2000, 2001 and 2002....................................................F-65

     Consolidated Statements of Changes in Quotaholders' Equity for
     the Years Ended December 31, 2000, 2001 and 2002.......................F-66

     Consolidated Statements of Cash Flows for the Years Ended
     December 31, 2000, 2001 and 2002.......................................F-67

     Notes to the Consolidated Financial Statements.........................F-69

Financial Statements of Prime Prestadora de Servicos S/C Ltda. (currently, Prime Prestadora de Servicos S.A.):

     Independent Auditors' Report (Deloitte Touche Tohmatsu)................F-85

     Balance Sheets at December 31, 2001 and 2002...........................F-86

     Statements of Operations for the Years Ended December 31, 2000,
     2001 and 2002..........................................................F-88

     Statements of Changes in Quotaholders' Equity for the Years
     Ended December 31, 2000, 2001 and 2002.................................F-89

     Statements of Cash Flows for the Years Ended December 31, 2000,
     2001 and 2002..........................................................F-90

     Notes to the Financial Statements......................................F-91

Financial Statements of Localiza Master Franchisee Argentina S.A.:

     Independent Auditors' Report for the Year Ended December 31, 2002
     (Deloitte & Co. S.R.L.)...............................................F-101

     Report of Independent Public Accountants for the Years Ended
     December 31, 2000 and 2001 (Pistrelli, Dyas y Associados, a former member of Andersen S/C)(1)............................................F-102

     Balance Sheets at December 31, 2001 and 2002..........................F-103

     Statements of Income for the Years Ended December 31, 2000, 2001
     and 2002..............................................................F-104

     Statements of Changes in Shareholders' Equity for the Years Ended
     December 31, 2000, 2001 and 2002......................................F-105

----------
(1) Copy of a report issued by Pistrelli, Dyas y Associados, a former member of Andersen S/C on March 11, 2002.

     Statements of Cash Flows for the Years Ended December 31, 2000,
     2001 and 2002.........................................................F-106

     Notes to the Financial Statements.....................................F-108

ITEM 19. EXHIBITS

1.1    Charter and bylaws of Localiza Rent A Car S.A. (English translation)

1.2    Charter and bylaws of Total Fleet S.A. (English translation)(1)

1.3    Charter and bylaws of Localiza Franchising S.A. (English translation)

1.4 Charter and bylaws of Prime Prestadora de Servicos S.A. (English translation)

1.5 Charter and bylaws of Localiza Master Franchisee Argentina S.A. (English translation)

8.1    List of significant subsidiaries

10.1 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Localiza)

10.2 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Total Fleet)

10.3 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Franchising)

10.4 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Prime)

10.5   Consent of Deloitte & Co. S.R.L. for the year ended December 31, 2002
       (MFA)

10.6   Letter from MFA regarding certain representations given by Andersen(2)

10.7   Notice issued by MFA regarding consent of Andersen

10.8 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Localiza)

10.9 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Total Fleet)

10.10 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Franchising)

10.11 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Prime)

10.12  Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
       (MFA)

----------
(1) Incorporated by reference to our Annual Report in Form 20-F for fiscal year ended Decmeber 31, 2001 (File No. 333-8128) filed with the SEC on June 28, 2002.

(2)  Copy of a letter filed with the SEC on June 28, 2002.

                                   Signatures

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrants certify that they meet all of the requirements for filing on Form 20-F and have duly caused this annual report or amendment thereto to be signed on their behalf by the undersigned, thereunto duly authorized.


                           LOCALIZA RENT A CAR S.A.
                           By:     /s/ Jose Salim Mattar Junior
                                   ---------------------------------------------
                                   Name:    Jose Salim Mattar Junior
                                   Title:   President

                           By:     /s/ Antonio Claudio Brandao Resende
                                   ---------------------------------------------
                                   Name:    Antonio Claudio Brandao Resende
                                   Title:   Vice President


                           TOTAL FLEET S.A.
                           By:     /s/ Jose Salim Mattar Junior
                                   ---------------------------------------------
                                   Name:    Jose Salim Mattar Junior
                                   Title:   President

                           By:     /s/ Antonio Claudio Brandao Resende
                                   ---------------------------------------------
                                   Name:    Antonio Claudio Brandao Resende
                                   Title:   Vice President


                           LOCALIZA FRANCHISING S.A.
                           By:     /s/ Jose Salim Mattar Junior
                                   ---------------------------------------------
                                   Name:    Jose Salim Mattar Junior
                                   Title:   President

                           By:     /s/ Antonio Claudio Brandao Resende
                                   ---------------------------------------------
                                   Name:    Antonio Claudio Brandao Resende
                                   Title:   Vice President


                           PRIME PRESTADORA DE SERVICOS S.A.
                           By:     /s/ Jose Salim Mattar Junior
                                   ---------------------------------------------
                                   Name:    Jose Salim Mattar Junior
                                   Title:   President

                           By:     /s/ Antonio Claudio Brandao Resende
                                   ---------------------------------------------
                                   Name:    Antonio Claudio Brandao Resende
                                   Title:   Vice President

                           LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                           By:     /s/ Leonardo Federici Guedes
                                   ---------------------------------------------
                                   Name:    Leonardo Federici Guedes
                                   Title:   President


                           By:     /s/ Aristides Luciano de Azevedo Newton
                                   ---------------------------------------------
                                   Name:    Aristides Luciano de Azevedo Newton
                                   Title:   Substitute Officer


Dated: June 30, 2003

     CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, Jose Salim Mattar Junior, certify that:

1. I have reviewed this annual report on Form 20-F of Localiza Rent A Car S.A. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons fulfilling the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                           By:     /s/ Jose Salim Mattar Junior
                                   ---------------------------------------------
                                   Name:   Jose Salim Mattar Junior
                                   Title:  Chief Executive Officer/President
                                   Date:   June 30, 2003

     CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, Roberto Antonio Mendes, certify that:

1. I have reviewed this annual report on Form 20-F of Localiza Rent A Car S.A. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons fulfilling the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                           By:     /s/ Roberto Antonio Mendes
                                   ---------------------------------------------
                                   Name:   Roberto Antonio Mendes
                                   Title:  Chief Financial Officer
                                   Date:   June 30, 2003

     CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, Jose Salim Mattar Junior, certify that:

1. I have reviewed this annual report on Form 20-F of Total Fleet S.A. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons fulfilling the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                           By:     /s/ Jose Salim Mattar Junior
                                   ---------------------------------------------
                                   Name:   Jose Salim Mattar Junior
                                   Title:  Chief Executive Officer/President
                                   Date:   June 30, 2003

     CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, Roberto Antonio Mendes, certify that:

1. I have reviewed this annual report on Form 20-F of Total Fleet S.A. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons fulfilling the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                           By:     /s/ Roberto Antonio Mendes
                                   ---------------------------------------------
                                   Name:   Roberto Antonio Mendes
                                   Title:  Chief Financial Officer
                                   Date:   June 30, 2003

     CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, Jose Salim Mattar Junior, certify that:

1. I have reviewed this annual report on Form 20-F of Localiza Franchising S.A. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons fulfilling the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                           By:     /s/ Jose Salim Mattar Junior
                                   ---------------------------------------------
                                   Name:   Jose Salim Mattar Junior
                                   Title:  Chief Executive Officer/President
                                   Date:   June 30, 2003

     CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, Roberto Antonio Mendes, certify that:

1. I have reviewed this annual report on Form 20-F of Localiza Franchising S.A. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons fulfilling the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                           By:     /s/ Roberto Antonio Mendes
                                   ---------------------------------------------
                                   Name:   Roberto Antonio Mendes
                                   Title:  Chief Financial Officer
                                   Date:   June 30, 2003

     CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, Jose Salim Mattar Junior, certify that:

1. I have reviewed this annual report on Form 20-F of Prime Prestadora de Servicos S.A. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons fulfilling the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                            By:     /s/ Jose Salim Mattar Junior
                                    --------------------------------------------
                                    Name:   Jose Salim Mattar Junior
                                    Title:  Chief Executive Officer/President
                                    Date:   June 30, 2003

     CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, Roberto Antonio Mendes, certify that:

1. I have reviewed this annual report on Form 20-F of Prime Prestadora de Servicos S.A. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons fulfilling the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                           By:     /s/ Roberto Antonio Mendes
                                   ---------------------------------------------
                                   Name:   Roberto Antonio Mendes
                                   Title:  Chief Financial Officer
                                   Date:   June 30, 2003

     CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, Leonardo Federici Guedes, certify that:

1. I have reviewed this annual report on Form 20-F of Localiza Master Franchisee Argentina S.A. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons fulfilling the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                           By:     /s/ Leonardo Federici Guedes
                                   ---------------------------------------------
                                   Name:   Leonardo Federici Guedes
                                   Title:  Chief Executive Officer/President
                                   Date:   June 30, 2003

     CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, Leonardo Federici Guedes, certify that:

1. I have reviewed this annual report on Form 20-F of Localiza Master Franchisee Argentina S.A. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons fulfilling the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                           By:     /s/ Leonardo Federici Guedes
                                   ---------------------------------------------
                                   Name:   Leonardo Federici Guedes
                                   Title:  Chief Financial Officer
                                   Date:   June 30, 2003

                              Index to Financials

                                                                            Page
                                                                            ----

Index to Financial Statements............................................... F-1

Consolidated Financial Statements of Localiza Rent a Car S.A.:

     Independent Auditors' Report (Deloitte Touche Tohmatsu)................ F-3

     Consolidated Balance Sheets at December 31, 2001 and 2002............. .F-4

     Consolidated Statements of Income and Other Comprehensive Income (Loss) for the Years Ended December 31, 2000, 2001 and
     2002................................................................... F-6

     Consolidated Statements of Changes in Shareholders' Equity for the Years
     Ended December 31, 2000, 2001 and 2002................................. F-7

     Consolidated Statements of Cash Flows for the Years Ended December 31,
     2000, 2001 and 2002.................................................... F-8

     Notes to the Consolidated Financial Statements.........................F-10

Financial Statements of Total Fleet S.A.:

     Independent Auditors' Report (Deloitte Touche Tohmatsu)................F-38

     Balance Sheets at December 31, 2001 and 2002...........................F-39

     Statements of Income for the Years Ended December 31, 2000, 2001 and
     2002...................................................................F-41

     Statements of Changes in Shareholders' Equity for the Years Ended
     December 31, 2000, 2001 and 2002.......................................F-42

     Statements of Cash Flows for the Years Ended December 31, 2000,
     2001 and 2002..........................................................F-43

     Notes to the Financial Statements......................................F-45

Consolidated Financial Statements of Localiza Franchising Ltda. (currently Localiza Franchising S.A.):

     Independent Auditors' Report (Deloitte Touche Tohmatsu)................F-62

     Consolidated Balance Sheets at December 31, 2001 and 2002..............F-63

     Consolidated Statements of Income for the Years Ended December 31,
     2000, 2001 and 2002....................................................F-65

     Consolidated Statements of Changes in Quotaholders' Equity for
     the Years Ended December 31, 2000, 2001 and 2002.......................F-66

     Consolidated Statements of Cash Flows for the Years Ended
     December 31, 2000, 2001 and 2002.......................................F-67

     Notes to the Consolidated Financial Statements.........................F-69

Financial Statements of Prime Prestadora de Servicos S/C Ltda. (currently, Prime Prestadora de Servicos S.A.):

     Independent Auditors' Report (Deloitte Touche Tohmatsu)................F-85

     Balance Sheets at December 31, 2001 and 2002...........................F-86

     Statements of Operations for the Years Ended December 31, 2000,
     2001 and 2002..........................................................F-88

     Statements of Changes in Quotaholders' Equity for the Years
     Ended December 31, 2000, 2001 and 2002.................................F-89

     Statements of Cash Flows for the Years Ended December 31, 2000,
     2001 and 2002..........................................................F-90

     Notes to the Financial Statements......................................F-91

                                                                            Page
                                                                            ----

Financial Statements of Localiza Master Franchisee Argentina S.A.:

     Independent Auditors' Report for the Year Ended December 31, 2002
     (Deloitte & Co. S.R.L.)...............................................F-101

     Report of Independent Public Accountants for the Years Ended
     December 31, 2000 and 2001 (Pistrelli, Dyas y Associados, a former member of Andersen S/C)(1)............................................F-102

     Balance Sheets at December 31, 2001 and 2002..........................F-103

     Statements of Income for the Years Ended December 31, 2000, 2001
     and 2002..............................................................F-104

     Statements of Changes in Shareholders' Equity for the Years Ended
     December 31, 2000, 2001 and 2002......................................F-105

     Statements of Cash Flows for the Years Ended December 31, 2000,
     2001 and 2002.........................................................F-106

     Notes to the Financial Statements.....................................F-108

----------
(1) Copy of a report issued by Pistrelli, Dyas y Associados, a former member of Andersen S/C on March 11, 2002.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Localiza Rent a Car S.A.
Belo Horizonte - MG


1. We have audited the accompanying consolidated balance sheets of Localiza Rent a Car S.A., (the "Company") a Brazilian corporation, as of December 31, 2001 and 2002 and the related consolidated statements of income and other comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, all expressed in Brazilian reais. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Localiza Rent a Car S.A. as of December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

4. Our audits also comprehended the translation of Brazilian reais amounts into U.S. dollar amounts as of and for the year ended December 31, 2002, and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (d). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.



March 14, 2003
/s/ Deloitte Touche Tohmatsu

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------

A  S  S  E  T  S                                                                 December 31,
----------------                                                      -----------------------------------
                                                                         2001         2002         2002
                                                                      ---------    ---------    ---------
                                                                          R$           R$          US$
                                                                      ---------    ---------    ---------
CURRENT ASSETS:
    Cash and cash equivalents                                            36,019       71,391       20,205
    Available for sale marketable securities                             16,082       11,078        3,135
    Accounts receivable, net                                             50,480       51,074       14,455
    Revenue-earning vehicles, net                                       229,848      263,404       74,549
    Deferred income tax and social contribution                           3,093        1,585          449
    Other                                                                11,060        5,922        1,676
                                                                      ---------    ---------    ---------
                                                                        346,582      404,454      114,469
                                                                      ---------    ---------    ---------
NONCURRENT ASSETS:
    Revenue-earning vehicles, net                                       102,935       87,034       24,632
    Escrow deposits                                                      17,620       18,975        5,370
    Deferred income tax and social contribution                           9,263       33,477        9,475
    Other                                                                 2,253        2,805          795
                                                                      ---------    ---------    ---------
                                                                        132,071      142,291       40,272
                                                                      ---------    ---------    ---------

PROPERTY AND EQUIPMENT, NET                                              12,534       15,126        4,281
                                                                      ---------    ---------    ---------

GOODWILL                                                                  4,704        4,704        1,331
                                                                      ---------    ---------    ---------

TOTAL ASSETS                                                            495,891      566,575      160,353
                                                                      =========    =========    =========

The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS  - DECEMBER 31, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY                                     December 31,
------------------------------------                      ------------------------------------------
                                                              2001           2002            2002
                                                          -----------    -----------     -----------
                                                               R$             R$              US$
                                                          -----------    -----------     -----------
CURRENT LIABILITIES:
    Loans and financing                                        27,195              -               -
    Interest payable on long-term debt                          4,345          6,616           1,872
    Accounts payable                                           24,318         18,818           5,326
    Payroll and related charges                                 8,685         10,067           2,849
    Income tax and social contribution                            214            460             130
    Taxes, other than on income                                 1,396          3,550           1,005
    Deferred income tax and social contribution                 2,701          7,302           2,067
    Advances from customers                                     3,089          3,878           1,098
    Other                                                         846            615             174
                                                          -----------    -----------     -----------
                                                               72,789         51,306          14,521
                                                          -----------    -----------     -----------
NONCURRENT LIABILITIES:
    Long-term debt                                            171,478        261,111          73,900
    Unrealized loss on derivatives                             26,146         12,031           3,405
    Reserve for contingencies                                  27,037         35,847          10,145
    Deferred income tax and social contribution                 5,919          9,983           2,826
    Other                                                       1,344          1,583             448
                                                          -----------    -----------     -----------
                                                              231,924        320,555          90,724
                                                          -----------    -----------     -----------

MINORITY INTEREST                                                  85             92              26
                                                          -----------    -----------     -----------

SHAREHOLDERS' EQUITY:
    Capital stock                                             122,923        135,723          38,412
    Accumulated earnings                                       67,784         59,374          16,804
    Accumulated other comprehensive income (loss)                 386           (475)           (134)
                                                          -----------    -----------     -----------
                                                              191,093        194,622          55,082
                                                          -----------    -----------     -----------

TOTAL LIABILITIES AND SHAREHOLDERS'
      EQUITY                                                  495,891        566,575         160,353
                                                          ===========    ===========     ===========

The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------

                                                                                       Year ended December 31,
                                                                       -------------------------------------------------------
                                                                          2000           2001           2002           2002
                                                                       ----------     ----------     ----------     ----------
                                                                            R$            R$              R$            US$
                                                                       ----------     ----------     ----------     ----------
NET REVENUES:
    Car rental                                                            112,254        144,253        162,595         46,018
    Fleet management                                                      102,131        120,229        118,782         33,618
    Franchising                                                             6,402          5,056          5,111          1,446
    Used car sales                                                         89,287        150,907        190,476         53,909
                                                                       ----------     ----------     ----------     ----------
       Total net revenues                                                 310,074        420,445        476,964        134,991
                                                                       ----------     ----------     ----------     ----------

EXPENSES AND COSTS:
    Direct operating                                                      (60,380)       (77,059)       (88,858)       (25,149)
    Cost of used car sales                                                (63,152)      (118,655)      (156,270)       (44,228)
    Taxes on revenues                                                     (13,990)       (17,795)       (19,578)        (5,541)
    Selling, general, administrative and other                            (38,025)       (52,438)       (62,482)       (17,683)
    Depreciation of vehicles                                              (49,803)       (43,995)       (31,062)        (8,791)
    Goodwill amortization                                                    (147)        (1,499)             -              -
    Other depreciation and amortization                                    (2,915)        (2,634)        (3,426)          (970)
                                                                       ----------     ----------     ----------     ----------
       Total operating expenses and costs                                (228,412)      (314,075)      (361,676)      (102,362)
                                                                       ----------     ----------     ----------     ----------
       Operating income                                                    81,662        106,370        115,288         32,629
                                                                       ----------     ----------     ----------     ----------

FINANCIAL EXPENSES, NET                                                   (19,900)       (50,464)       (82,814)       (23,438)
OTHER NONOPERATING (EXPENSES) INCOME, NET                                    (118)         4,475           (125)           (36)
                                                                       ----------     ----------     ----------     ----------
       Income before taxes and minority interest                           61,644         60,381         32,349          9,155
                                                                       ----------     ----------     ----------     ----------

INCOME TAX AND SOCIAL CONTRIBUTION:
    Current                                                               (16,439)       (14,107)       (19,190)        (5,431)
    Deferred                                                                 (489)        (2,386)        13,605          3,850
                                                                       ----------     ----------     ----------     ----------
                                                                          (16,928)       (16,493)        (5,585)        (1,581)
                                                                       ----------     ----------     ----------     ----------
       Income before minority interest                                     44,716         43,888         26,764          7,574

MINORITY INTEREST                                                             (61)             -           (115)           (32)
                                                                       ----------     ----------     ----------     ----------
       Income before cumulative effect of change in
         accounting principle                                              44,655         43,888         26,649          7,542
     Cumulative effect of a change in accounting principle, net
        of taxes of R$467 (Note 3 i)                                            -           (907)             -              -
                                                                       ----------     ----------     ----------     ----------
       Net income                                                          44,655         42,981         26,649          7,542
                                                                       ==========     ==========     ==========     ==========

OTHER COMPREHENSIVE INCOME (LOSS):
    Total change in market value of marketable securities                   2,666         15,753            269             76
    Reclassification adjustment of realized gains                          (3,036)       (15,737)        (1,566)          (443)
                                                                       ----------     ----------     ----------     ----------
    Unrealized (losses) gains on marketable securities                       (370)            16         (1,297)          (367)
    Deferred income tax and social contribution
       on unrealized gains (losses)                                            92             (5)           436            124
                                                                       ----------     ----------     ----------     ----------
    Other comprehensive income (loss)                                        (278)            11           (861)          (243)
                                                                       ----------     ----------     ----------     ----------
       Comprehensive income                                                44,377         42,992         25,788          7,299
                                                                       ==========     ==========     ==========     ==========

The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Stated in thousands of Brazilian reais)
-------------------------------------------------------------------------------

                                                                                        Accumulated
                                                                                           other
                                                      Capital         Accumulated      comprehensive
                                                       stock           earnings         income (loss)          Total
                                                  --------------    --------------     --------------     --------------
BALANCES AT DECEMBER 31, 1999                            106,303            22,212                653            129,168
   Reclassification of retained earnings                      85               (85)                 -                  -
   Cash dividends  (Note 20 b)                                 -            (7,526)                 -             (7,526)
   Interest on capital (Note 20 c)                             -           (13,100)                 -            (13,100)
   Capital increase (Note 20 c)                           11,135                 -                  -             11,135
   Net income                                                  -            44,655                  -             44,655
   Other comprehensive loss                                    -                 -               (278)              (278)
                                                  --------------    --------------     --------------     --------------
BALANCES AT DECEMBER 31, 2000                            117,523            46,156                375            164,054
   Cash dividends  (Note 20 b)                                 -           (15,000)                 -            (15,000)
   Interest on capital (Note 20 c)                             -            (6,353)                 -             (6,353)
   Capital increase (Note 20 c)                            5,400                 -                  -              5,400
   Net income                                                  -            42,981                  -             42,981
   Other comprehensive income                                  -                 -                 11                 11
                                                  --------------    --------------     --------------     --------------
BALANCES AT DECEMBER 31, 2001                            122,923            67,784                386            191,093
   Cash dividends  (Note 20 b)                                 -           (20,000)                 -            (20,000)
   Interest on capital (Note 20 c)                             -           (15,059)                 -            (15,059)
   Capital increase (Note 20 c)                           12,800                 -                  -             12,800
   Net income                                                  -            26,649                  -             26,649
   Other comprehensive loss                                    -                 -               (861)              (861)
                                                  --------------    --------------     --------------     --------------
BALANCES AT DECEMBER 31, 2002                            135,723            59,374               (475)           194,622
                                                  ==============    ==============     ==============     ==============

The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------

                                                                                     Year ended December 31,
                                                                     -------------------------------------------------------
                                                                         2000           2001           2002          2002
                                                                     ----------     ----------     ----------     ----------
                                                                          R$             R$             R$            US$
                                                                     ----------     ----------     ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                            44,655         42,981         26,649          7,542
     Adjustments to reconcile net income to net cash provided
      by (used in) operating activities:
          Depreciation and amortization (including goodwill)             52,865         48,128         34,488          9,761
          Vehicles written-off as a result of theft                       2,008          2,493          2,041            578
          Deferred taxes on income                                          489          2,386        (13,605)        (3,850)
          Provision for doubtful accounts                                   620          1,102          1,436            406
          Reversal of compulsory loans, net                               3,472            383              -              -
          Gain on sale of land                                                -         (4,639)             -              -
          Provision for contingencies                                     5,508          8,099         13,682          3,872
          Other                                                             734            282            307             86
                                                                     ----------     ----------     ----------     ----------
                                                                        110,351        101,215         64,998         18,395
                                                                     ----------     ----------     ----------     ----------
(Increase) decrease in operating assets:
   Accounts receivable                                                  (14,434)       (19,741)        (3,043)          (861)
   Revenue-earning vehicles-
           New acquisitions                                            (186,129)      (247,527)      (215,604)       (61,021)
           Cost of used car sales                                        66,334        121,381        164,846         46,655
   Escrow deposits                                                       (2,694)        (2,356)        (1,355)          (384)
   Compulsory loans                                                           -          1,597              -              -
   Accrued interest income and monetary variation                        (8,518)       (17,202)        (3,786)        (1,071)
   Other                                                                  1,681          4,092          5,535          1,567
                                                                     ----------     ----------     ----------     ----------
                                                                       (143,760)      (159,756)       (53,407)       (15,115)
                                                                     ----------     ----------     ----------     ----------
Increase (decrease) in operating liabilities:
   Accounts payable                                                      14,461          5,834         (5,500)        (1,557)
   Payroll and related charges                                            1,690          1,238          1,382            391
   Income tax and social contribution                                       680         (1,362)           246             70
   Taxes, other than on income                                            1,218         (2,066)         2,154            610
   Advances from customers                                               (2,022)         2,617            789            223
   Reserve for contingencies                                             (1,390)        (2,224)        (4,872)        (1,379)
   Accrued interest expense and foreign exchange loss                    12,609         28,448         91,985         26,034
   Unrealized gains or losses on derivatives                             (1,309)        26,235        (14,204)        (4,020)
   Other                                                                    194           (514)          (220)           (62)
                                                                     ----------     ----------     ----------     ----------
                                                                         26,131         58,206         71,760         20,310
                                                                     ----------     ----------     ----------     ----------
Net cash provided by (used in) operating activities                      (7,278)          (335)        83,351         23,590
                                                                     ----------     ----------     ----------     ----------

                                                                           Year ended December 31,
                                                           -------------------------------------------------------
                                                               2000           2001           2002          2002
                                                           ----------     ----------     ----------     ----------
                                                                R$             R$             R$            US$
                                                           ----------     ----------     ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of marketable securities                        (40,246)       (16,733)        (5,717)        (1,618)
    Proceeds from sales of marketable securities               50,828         61,365         13,210          3,739
    Additions to property and equipment                        (3,520)        (7,246)        (6,018)        (1,703)
    Acquisitions of former franchisees                         (4,584)        (1,329)             -              -
                                                           ----------     ----------     ----------     ----------
Net cash provided by investing activities                       2,478         36,057          1,475            418
                                                           ----------     ----------     ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Short-term loans:
       Proceeds                                                81,174        113,837         39,186         11,090
       Repayments                                             (51,419)      (120,057)       (66,381)       (18,788)
    Transaction with related parties:
       Capital increase                                        11,135          5,400         12,800          3,623
       Cash dividends                                          (7,526)       (15,000)       (20,000)        (5,660)
       Interest on capital                                    (13,100)        (6,353)       (15,059)        (4,262)
                                                           ----------     ----------     ----------     ----------
Net cash provided by (used in) financing activities            20,264        (22,173)       (49,454)       (13,997)
                                                           ----------     ----------     ----------     ----------

NET INCREASE  IN CASH AND CASH EQUIVALENTS                     15,464         13,549         35,372         10,011

CASH AND CASH EQUIVALENTS AT BEGINNING
    OF YEAR                                                     7,006         22,470         36,019         10,194
                                                           ----------     ----------     ----------     ----------

CASH AND CASH EQUIVALENTS AT END OF
    YEAR                                                       22,470         36,019         71,391         20,205
                                                           ==========     ==========     ==========     ==========

Supplemental disclosures of cash flow information:

Cash paid during the year for:
    Interest                                                   18,871         27,542         22,514          6,372
    Income tax and social contribution                         14,735         16,816         15,993          4,526
                                                           ----------     ----------     ----------     ----------
                                                               33,606         44,358         38,507         10,898
                                                           ==========     ==========     ==========     ==========

The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002
(Amounts expressed in thousands of Brazilian reais and U.S. dollars, unless otherwise indicated)
-------------------------------------------------------------------------------

1.   THE COMPANY AND ITS OPERATIONS

     Localiza Rent a Car S.A. (the "Company" or "Localiza") is a Brazilian closely-held corporation organized under the laws of Federative Republic of Brazil and based in Belo Horizonte, State of Minas Gerais. The
     Company is controlled by four of its senior executives ("Founders") and eleven Donaldson, Lufkin & Jenrette ("DLJ") funds, which have been managed by Credit Suisse First Boston ("CSFB") since August 2000.

     On March 26, 1997, DLJ entities acquired 33.33% of the common stock of the Company.

     On June 30, 1998, Localiza merged its holdings PAR-LIZA Ltda. and LIZA-PAR S.A. (the DLJ affiliates). See Note 1 (a).

     As part of the Senior Notes program (Note 14), the Company was registered with the Securities and Exchange Commission ("SEC") in the United States of America, on March 10, 1998.

     The Company operates in four complementary businesses: car rental, fleet management, used car sales and franchising.

     The Company's international network, including the franchisees, as of December 31, 2002 comprised 320 (346 in 2001) locations in 227 (246 in
     2001) cities (184 cities in Brazil and 43 elsewhere in 6 countries in Latin America). The Company operates 70 (69 in 2001) of the total 256 (266 in 2001) Brazilian car rental locations. The remaining locations in Brazil are operated by franchisees under contract with Localiza Franchising Ltda. ("Franchising"), formerly Localiza System Ltda., a subsidiary of the Company. The locations in other Latin America countries were operated by franchisees under contracts with Master Franchisee Argentina S.A. ("MFA"), a subsidiary of the Company. Franchising charges royalty fees to franchisees in addition to reimbursement of advertising expenses incurred to promote Localiza's brand name and businesses.

     As of December 31, 2002, the fleet was comprised of 29,366 vehicles (30,786 in 2001), of which the Company owned approximately 22,845 (24,579 in 2001), including 10,427 (12,300 in 2001) vehicles from the fleet management segment, Brazilian franchisees owned 5,405 (5,713 in 2001) and the remaining were owned by international franchisees. Localiza usually renews its car rental fleet after 12 months. A significant portion of the company-owned fleet is sold to final consumers through 15 (14 in 2001) used car sales locations in 15 (14 in 2001) major Brazilian cities.

     Total Fleet S.A. ("Total Fleet"), a wholly-owned subsidiary of the Company operates the fleet management business. The lease period for new cars varies from 12 to 48 months with an average of 36 months. The contracts can be canceled with 30 days advance notice and payment of charges equivalent to 15% to 35% of the contracts' remaining payments, depending on terms and renewal covenants.

     The management fleet services, which include maintenance, insurance, replacement among others, are contracted in accordance with clients' definitions.

     Total Fleet provides national maintenance and technical assistance to the customers through contracted service providers.

(a)  Merger of holding companies

     In an Extraordinary General Shareholders' Meeting held on June 30, 1998, the Company's shareholders approved the merger of PAR-LIZA Ltda. and LIZA-PAR S.A. into Localiza. PAR-LIZA Ltda. and LIZA-PAR S.A. held 33.33% of Localiza's capital stock.

     PAR-LIZA Ltda. and LIZA-PAR S.A. were holding companies with no operations, originally formed by DLJ to hold investments in Localiza. In connection with the merger, DLJ received shares in Localiza in exchange for its shares in PAR-LIZA Ltda. and LIZA-PAR S.A. The merger was completed to transfer the tax benefit related to the goodwill originally recorded by PAR-LIZA Ltda. and LIZA-PAR S.A. to Localiza. The tax benefit, amounting to R$7,152, was recorded as a capital contribution.

(b)  Acquisition and merger of franchisees

     In the second semester of 2000, Localiza began to operate directly in areas that were formerly operated by franchisees in the State of Santa Catarina and the cities of Uberlandia and Uberaba in the State of Minas Gerais. In June 2001, Localiza began to operate in the area formerly operated by its franchisees in the cities of Londrina and Maringa in the State of Parana.

     This process involved the acquisition and subsequent merger of spun-off companies of former franchisees Auto Locadora Coelho Ltda. (Auto Locadora Locar - "Locar"), which operates in the cities of Florianopolis, Blumenau, Itajai, Criciuma, Navegantes, Joinville and Forquilhinha within the State of Santa Catarina; Monza Autolocadora Ltda. (Auto Locadora Locare - "Locare"), which operates in the cities of Uberlandia and Uberaba within the State of Minas Gerais and Locadora Marajo Ltda. (Londrina Locadora Ltda. - "Londrina"), which operates in the cities of Londrina and Maringa within the State of Parana.

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

     The acquisition of Londrina for R$1,875 resulted in the recognition of goodwill in the amount of R$1,329. The remaining purchase price was allocated to accounts receivables.


2.    BASIS FOR PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

      (a)  Accounting records

           The Company's accounting records are maintained in Brazilian reais (R$), based on the criteria prescribed by Brazilian Corporate Law, which provided a simplified mechanism of accounting for the effects of inflation up to December 31, 1995. The financial statements prepared based on such accounting records and the Corporate Law criteria (Corporate Law Method financial statements) are the basis for determining income taxes and shareholders' rights, such as the computation of dividends.

           The accounting records of MFA are maintained in Argentine Pesos
           (ARP) and translated to Brazilian reais at the exchange rate at the end of each balance sheet date, except for December 31, 2001, when the exchange rate used represented the first free-floating rate for which transactions could be settled after December 31, 2001. Such exchange rate was calculated by converting Pesos to U.S. dollars at a rate of $1.70 to US$1.00 and then to Brazilian reais at a rate of R$2.3204 to US$1.00. For all periods presented the effects of translation were immaterial.

      (b)  Price-level adjusted financial statements

           All financial information for periods ended after June 30, 1997 are presented at amounts price-level adjusted as of June 30, 1997, with any subsequent transactions included in nominal Brazilian reais. Effective July 1, 1997, the Company ceased adjusting its financial statements to recognize certain effects of changes in the purchasing power of Brazilian currency due to inflation, as Brazil ceased to be considered a highly inflationary economy as of such date.

      (c)  Presentation of financial statements

           The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain aspects from the accounting principles applied by the Company and its subsidiaries in their financial statements prepared in accordance with accounting principles generally accepted in Brazil and Argentina or for other statutory purposes in Brazil and Argentina.

      (d)  Convenience translation of balances from Brazilian reais to U.S.
           dollars

           The accompanying consolidated financial statements in Brazilian reais were translated into U.S. dollars at the rate of R$3.5333 to US$1.00, the selling Commercial Market exchange rate reported by the Central Bank of Brazil, for December 31, 2002. Such translation was made solely for the convenience of the readers and should not be construed as a representation that the Brazilian reais amounts could have been converted into U.S. dollars at this or any other rate.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, based on the following accounting policies:

      (a) Consolidation - The consolidated financial statements include the accounts of Localiza and its subsidiaries Total Fleet, Prime, Franchising and MFA. All significant intercompany balances and transactions have been eliminated in consolidation.

      (b) Cash and cash equivalents - Stated at cost or invested amount plus accrued interest up to the balance sheet dates.

      (c) Allowance for doubtful accounts - Provided in an amount considered sufficient to cover eventual losses on accounts receivable, considering past experience, the current financial situation of the Company's customers and the status of past-due receivables.

      (d) Marketable securities - Available for sale marketable securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. Realized gains on sales of marketable securities are recorded in earnings as financial income.

      (e) Revenue-earning vehicles - Comprised of car rental and fleet management vehicles, stated at acquisition cost, less accumulated depreciation. Depreciation is computed based on annual rates that are intended to measure the reduction necessary to approximate a vehicle's market value (determined by manufacturer, model and acquisition date) at the end of the estimated average holding period of the vehicle and also includes the selling costs of the vehicle. The average annual rates of depreciation applied for 2001 and 2002 were 12.3% and 7.8%, respectively. The Company and its subsidiary Total Fleet, in order to reflect the higher depreciation of the vehicles during their earlier useful lives, adopted the sum-of-the-years-digits method, computed on a quarterly basis for all periods presented.

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

      (f) Property and equipment - Stated at price-level adjusted acquisition cost for periods prior to June 30, 1997. Depreciation is calculated using the straight-line method at the annual rate of 20% for computers and 10% for other items. Leasehold improvements are amortized over the lower of the estimated useful life of the related asset or the term of the rental contracts.

      (g) Auto liability claims, property damage and theft - The Company accrues for possible bodily injury and death claims based on legal counsel's opinion of the eventual outcome of claims existing at period end. The Company does not contract insurance for the risks involving vehicle collision damage and theft; losses are recorded as incurred. Historically, losses have not been significant to the operations. Management does not expect material losses in the future, based on industry experience in Brazil.

      (h) Income tax and social contribution - The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires the application of the comprehensive liability method of accounting for income taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

            Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No.109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income for the period that includes the enactment date.

            Deferred tax assets are reduced through the recognition of a valuation allowance, as appropriate, if, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized.

      (i) Derivative instruments - As of January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133) which was issued in June 1998 and its amendments SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities" issued in June 1999 and June 2000, respectively (collectively referred to as SFAS No. 133). As a result of adoption of SFAS No. 133, the Company recognizes its derivatives on the balance sheet at fair value and adjustments to fair value are recorded through income under the financial expenses caption. Prior to adoption of SFAS No. 133, the Company recognized its derivatives on the balance sheet at contract value and adjustments to contract value were recorded through income under the financial expense caption. The Company accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of SFAS No. 133 resulted in a cumulative effect of accounting change of R$907, net of applicable tax expense of R$467, which resulted in a loss in the consolidated statement of income for the year ended December 31, 2001.

      (j) Assets and liabilities denominated in foreign currencies or subject to monetary restatement - Assets and liabilities denominated in foreign currencies are adjusted based on the exchange rate reported by the Central Bank of Brazil at each balance sheet date. Those denominated in Brazilian reais, and contractually or legally subject to indexation, are restated at the balance sheet dates by using the related index. Exchange gains and losses and monetary variation gains and losses are recorded in the profit and loss account.

      (k) Revenues and expenses - Revenues from vehicle rentals are recognized as earned on a daily basis under the related rental contracts with customers. Revenues from fleet rentals principally result from operating leases with fixed monthly payments and are recognized as earned on a monthly basis over the term of the lease. Revenues from used car sales are recorded upon delivery of the used cars. Revenues from franchise fees include the provision of sales and marketing, reservations, information systems and other services to franchisees. Revenues from these services are generally based on a percentage of franchisee rental revenue and are recognized as earned on a monthly basis. Initial franchise fees are recognized upon substantial completion of all material services and conditions of the franchise sale, which coincides with the date of sale and commencement of operations by the franchisee. Expenses are recorded as incurred.

      (l) Advertising costs - Advertising costs are expensed when incurred. No advertising costs have been deferred at the balance sheet dates herein. Advertising costs amounted to R$4,588, R$7,737 and R$9,648 for the years ended December 31, 2000, 2001 and 2002, respectively.

      (m) Use of estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that the Company's management make estimates and use assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues, costs and expenses during the reporting periods. Significant estimates are used when accounting for allowance for doubtful accounts, fair value of marketable securities, depreciation of revenue-earning vehicles, goodwill, income taxes, including recognition of valuation allowances, contingencies and stock option plan, among others. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may differ from the estimates included in these financial statements.

      (n) Interest on capital - Interests paid to shareholders', calculated in accordance with Law No. 9.249/95, were recorded in the Company's books in the income statement under financial expenses, as determined by tax legislation. For presentation in the consolidated financial statements, interests paid were presented as a charge to retained earnings.

      (o) Constant currency presentation - In addition to the accounting practices described above, the following practices were adopted in the preparation of constant currency financial statements:

            i. Index - Through December 31, 1995, the financial statements were price-level adjusted based on the variation of UFIR (Inflation index for tax purposes). From January 1, 1996, through June 30, 1997, the financial statements were price-level adjusted based on the variation of the IGP-M (General Price Index of the Market).

            ii. Nonmonetary assets and liabilities - Property and equipment, shareholders' equity and other nonmonetary assets and liabilities accounts were restated from the date the original transactions occurred to June 30, 1997. Income tax and social contribution effects were accrued in respect of the increase in shareholders' equity due to the recognition of the effects of inflation.

      (p) Reclassifications in 2000 and 2001 - Certain amounts have been reclassified to conform to the 2002 presentation, mainly related to maintenance of software and hardware from general and administrative expenses to direct operating costs.


4.    CASH AND CASH EQUIVALENTS

                                                       December 31,
                                           ------------------------------------
                                               2001         2002         2002
                                           ----------   ----------   ----------
                                                R$           R$           US$
                                           ----------   ----------   ----------
      Cash                                      6,070        8,076        2,286
      Cash equivalents:
          Federal treasury bonds                1,324        3,634        1,028
          Bank certificates of deposit         28,625       59,681       16,891
                                           ----------   ----------   ----------
                                               36,019       71,391       20,205
                                           ==========   ==========   ==========

      As of December 31, 2001 and 2002, cash equivalents are highly liquid investments that are readily convertible to known amounts of cash without any penalty or loss of market rate interest. All of these investments were remunerated based on the Interbank Deposit Certificate (CDI).


5.    MARKETABLE SECURITIES

      As of December 31, 2001 and 2002, marketable securities represent Brazilian Central Bank Notes (NBC-E's). The Notes are U.S. dollar denominated and accrued average interest of 10.72% and 6.87% during the years ended December 31, 2001 and 2002, respectively.

      Based on management's investment strategy, marketable securities are classified as "available-for-sale" securities, as defined by Statement of Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

      As of December 31, 2002, the securities were marked to market, with unrealized loss of R$719 (gain of R$578 in 2001), classified as Other Comprehensive Income or Loss.

      The NBC-E Notes have contractual maturities in April 17 and July 17, 2003. The Company determines the cost of the NBC-E sold based on specific identification.

6.    ACCOUNTS RECEIVABLE, NET

                                                       December 31,
                                            ----------------------------------
                                              2001         2002         2002
                                            --------     --------     --------
                                               R$           R$           US$
                                            --------     --------     --------

      Car rental and fleet management         43,791       46,082       13,042
      Used car sales                          10,252       10,948        3,098
      Franchising                              1,329        1,385          392
                                            --------     --------     --------
                                              55,372       58,415       16,532
      Allowance for doubtful accounts         (4,155)      (5,591)      (1,582)
                                            --------     --------     --------
                                              51,217       52,824       14,950
      Non-current assets                         737        1,750          495
                                            --------     --------     --------
      Current assets                          50,480       51,074       14,455
                                            ========     ========     ========

      The long-term receivable amount is recorded as other noncurrent assets.


7.    REVENUE-EARNING VEHICLES, NET

      Represented by vehicles used in car rental and fleet management operations and vehicles to be sold as follows:

                                                    December 31,
                                         ----------------------------------
                                           2001         2002         2002
                                         --------     --------     --------
                                            R$           R$           US$
                                         --------     --------     --------
      Vehicles for sale:
          Cost                             21,932       19,088        5,402
          Accumulated depreciation         (5,267)      (1,939)        (549)
                                         --------     --------     --------
                                           16,665       17,149        4,853
      Revenue-earning vehicles:
          Cost                            375,239      381,589      107,998
          Accumulated depreciation        (59,121)     (48,300)     (13,670)
                                         --------     --------     --------
                                          316,118      333,289       94,328
                                         --------     --------     --------
                                          332,783      350,438       99,181
      Current assets                      229,848      263,404       74,549
                                         --------     --------     --------
      Noncurrent assets                   102,935       87,034       24,632
                                         ========     ========     ========

      Operating vehicles are classified as current assets when the respective replacement and sale are expected to occur within 12 months, and as noncurrent assets, when the vehicles are expected to be replaced and sold after this 12-month period.

      Management periodically reviews depreciable lives and rates for adequacy based on a variety of factors including general economic conditions, projected sales price and estimated holding period of the vehicles.
      During 2001 and 2002, certain projected sales prices being used to compute the provision for depreciation of revenue earning vehicles were reviewed resulting in changes in the estimated residual values to be realized when the vehicle is sold. Consequently, depreciation expense related to revenue earning vehicles for the year ended December 31, 2002 decreased approximately R$21,600 (R$12,000 in 2001). The effects of the periodic review in 2000 are not significant. Maintenance and repair are charged to operations currently.


8.    OTHER

                                                                     December 31,
                                                           --------------------------------
                                                             2001        2002        2002
                                                           --------    --------    --------
                                                              R$          R$          US$
                                                           --------    --------    --------
      Prepaid expenses:
         Senior Notes                                           661         661         187
         Other                                                  471         164          46
      Recoverable taxes
         Income tax withheld on cash investments              5,886       2,186         619
         Prepaid income tax and social contribution           3,702       2,612         739
         Other                                                  229          74          21
      Other                                                     111         225          64
                                                           --------    --------    --------
                                                             11,060       5,922       1,676
                                                           ========    ========    ========


9.    ESCROW DEPOSITS

                                                                     December 31,
                                                           --------------------------------
                                                             2001        2002        2002
                                                           --------    --------    --------
                                                              R$          R$          US$
                                                           --------    --------    --------
      PIS (tax on revenues)                                   2,649          90          25
      PIS (tax on other revenues)                               760       1,065         301
      COFINS (tax on other revenues)                          3,512       4,955       1,402
      Finsocial (tax on revenues)                             2,515       2,515         712
      ISS (tax on revenues)                                      47       2,192         620
      Income tax and social contribution                      2,322       2,606         738
      SESC/SENAC                                                872         770         218
      SEST/SENAT                                              2,174       1,819         515
      SAT                                                       888       1,282         363
      Labor litigation                                        1,297       1,199         339
      Other                                                     584         482         137
                                                           --------    --------    --------
                                                             17,620      18,975       5,370
                                                           ========    ========    ========

      These deposits were primarily made in connection with pending litigation. Related reserves for contingencies have been recognized (Note 17), where applicable.

10.   TRANSACTIONS WITH RELATED PARTIES

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

      During 2000, this land returned to Localiza as consideration for the receivable originating from the sale of Alterosa. The land was recorded as other current asset - properties available for sale until January 2001, when it was sold to third parties for R$6,095, resulting in a gain of R$4,639, recorded as other non-operating income.


11.   PROPERTY AND EQUIPMENT, NET

                                                                    December 31,
                                                       -------------------------------------
                                                          2001          2002          2002
                                                       ---------     ---------     ---------
                                                           R$            R$           US$
                                                       ---------     ---------     ---------
      Buildings                                              957           989           280
      Computer equipment                                   5,407         6,354         1,798
      Software                                             2,235         2,112           598
      Leasehold improvements                               5,176         4,158         1,177
      Furniture                                            2,627         3,615         1,023
      Other                                                3,574         4,733         1,339
                                                       ---------     ---------     ---------
                                                          19,976        21,961         6,215
      Accumulated depreciation and amortization           (7,894)       (7,287)       (2,062)
                                                       ---------     ---------     ---------
                                                          12,082        14,674         4,153
      Land                                                   452           452           128
                                                       ---------     ---------     ---------
                                                          12,534        15,126         4,281
                                                       =========     =========     =========

      (a) Intangible assets

      As required by SFAS No. 142, following are additional disclosures related to other intangible assets recorded by the Company that are subject to amortization:

                                                      Software
                                      ----------------------------------------
                                         2001           2002           2002
                                      ----------     ----------     ----------
                                          R$             R$             US$
                                      ----------     ----------     ----------
      Gross                                2,235          2,112            598
      Accumulated amortization              (797)        (1,002)          (284)
                                      ----------     ----------     ----------
                                           1,438          1,110            314
                                      ==========     ==========     ==========

      Aggregate amortization expense for the above intangible asset amounted to R$323, R$382 and R$434 for the years ended December 31, 2000, 2001 and 2002, respectively.

      The estimated aggregate amortization expense for the next five years is as follows:

                                     R$
                               -------------
            2003                         405
            2004                         362
            2005                         208
            2006                         120
            2007                          15
                               -------------
            Total                      1,110
                               =============


12.   GOODWILL

                                                         December 31,
                                                ------------------------------
                                                  2001       2002       2002
                                                --------   --------   --------
                                                   R$         R$         US$
                                                --------   --------   --------
      Goodwill on acquisition of franchisees:
          Auto Locadora Locar S.A.                 2,800      2,800        792
          Auto Locadora Locare S.A.                1,585      1,585        449
          Londrina Locadora Ltda.                  1,329      1,329        376
                                                --------   --------   --------
                                                   5,714      5,714      1,617
      Accumulated amortization                    (1,010)    (1,010)      (286)
                                                --------   --------   --------
                                                   4,704      4,704      1,331
                                                ========   ========   ========

      The following summary presents the Company's unaudited pro-forma consolidated results of operations as if the acquisition of Londrina and Maringa operations had been completed at the beginning of the year of acquisition. The pro-forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:


                                                                Year ended
                                                             December 31, 2001
                                                             -----------------
                                                                (unaudited)
                                                             -----------------
      Net revenue                                                 422,752
      Income before cumulative effect of a change in
          accounting principle                                     43,919
      Net income                                                   43,012

      On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". In connection with the adoption of this standard, the Company has not amortized goodwill during 2002. Prior to the adoption, the goodwill was amortized over a five-year period, on a straight-line basis. The results of operations for 2001 and 2000 reflect the amortization of goodwill, while the results of operations for 2002 do not reflect such amortization (in 2002 the goodwill amortization would have been approximately
      R$1,140). In connection with the adoption of SFAS No. 142, the Company assessed goodwill for impairment as of January 1, 2002. The Company reviewed the carrying value of its car rental segment by comparing such amounts to its fair value and determined that the carrying amount of the reporting segment did not exceed its respective fair value. Fair value was determined by management based on valuation methodology, which considered the multiples of projected EBITDA (Earnings before interest, tax depreciation and amortization) of the segment. Accordingly, the adoption of SFAS No. 142 did not have an impact on the Company's financial position or results of operations. SFAS No. 142 requires that the Company assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. During 2002, the Company recorded no impairment losses.


13.   LOANS AND FINANCING

      As of December 31, 2002, the Company and its subsidiaries did not have any outstanding loans and financing.

      As of December 31, 2001, aiming at improving cash management, the Company and its subsidiary Total Fleet had "Compror" loans indexed to the U.S. dollar, plus an average negative spread of 0.50% p.a., in the principal amounts of US$11,715, obtained from Brazilian financial institutions, without collateral and due up to May 2002. The facilities were obtained in foreign currency aiming at reducing the costs of the financing. As of December 31, 2001, the aforementioned financing balance, including interest incurred in the period, amounted to R$27,195. During the year ended December 31, 2002, this balance was fully paid.


14.   LONG-TERM DEBT

                                                                      December 31,
                                             --------------------------------------------------------------
                                                 2001       2002          2001          2002         2002
                                             ----------  ----------    ----------    ---------    ---------
                                                Annual interest
                                                    rate (%)               R$            R$          US$
                                             ----------------------    ----------    ---------    ---------
    Foreign currency - US$-
      Senior Notes                               10.25        10.25       175,823      267,727       75,772
      (-) Interest payable on long-term debt                                4,345        6,616        1,872
                                                                       ----------    ---------    ---------
      Long-term portion                                                   171,478      261,111       73,900
                                                                       ==========    =========    =========

      On October 1, 1997, Localiza obtained resources of US$100 million from the 10.25% Senior Notes program, which were sold at 100% of face value. The Notes are unsecured obligations of the Company and will mature on October 1, 2005. Interest on the Notes is payable semi-annually on April 1 and October 1. The Notes are redeemable at the option of the Company, in whole or in part on or after October 1, 2001.

      Debt issuance costs incurred with the Senior Notes program, including fees and commissions, amounting to R$5,004, are capitalized as debt issuance costs and are being amortized over the term of the debt as an adjustment to financial expense.

      From November 1998 to December 1999, based on Circular No. 2,677 of the Central Bank of Brazil - International Transfers of Brazilian real, the Company invested funds abroad. Pursuant to the "Permitted Investment" clause of the indenture, these funds were used to acquire Localiza's Senior Notes with face values of US$23,600 and US$2,500 during 1998 and 1999, respectively. Although the acquired Notes could be returned to the market, for accounting purposes this acquisition was considered to be a debt extinguishment. As a result of the extinguishment, the Company wrote-off debt issuance costs amounting to R$1,093 and R$102 in 1998 and 1999, respectively.

      As of December 31, 2002, the remaining debt issuance costs to be amortized amounted to R$1,330 (R$1,860 in 2001), with R$661 classified as a current assets.

      The Company and its subsidiaries are subject to certain restrictions contained in the Senior Notes program. These restrictive covenants will limit, except in certain circumstances, the ability of the Company and its subsidiaries to, among other things, declare any dividend or other similar distribution, make certain stock repurchases, make certain payments on subordinated indebtedness or make certain investments if, after giving effect to such actions, (i) a default or event of default under the Senior Notes indenture would have occurred and be continuing,
      (ii) the Company and its subsidiaries would be unable to incur additional indebtedness under the debt incurrence ratio test set forth in the indenture or (iii) the amount of all such payments exceeds an aggregate threshold amount. A default or event of default includes the failure of the Company or its subsidiaries to observe or perform any covenant, whose covenants include limitations on the ability of the Company and its subsidiaries to: (i) incur certain additional indebtedness, (ii) create certain liens, (iii) enter into certain transactions with affiliates,
      (iv) engage in certain sale and leaseback transactions and (v) enter into certain merger, acquisition or sale transactions. Management believes that the Company is in compliance with all covenants described above.


15.   ACCOUNTS PAYABLE

      As of December 31, 2002, the balance of R$18,818 (R$24,318 in 2001) was comprised of R$10,695 (R$15,243 in 2001) related to amounts payable to car suppliers, without interest. The remaining balance principally refers to other suppliers for maintenance services, spare parts, leases and others.

16.   PAYROLL AND RELATED CHARGES

                                                          December 31,
                                                 ------------------------------
                                                   2001       2002       2002
                                                 --------   --------   --------
                                                    R$         R$         US$
                                                 --------   --------   --------
      Management compensation                       2,133      2,469        699
      Accrued vacation                              2,218      2,610        739
      Reserve for employees' bonuses                3,483      3,913      1,107
      INSS (social security contribution)             518        672        190
      FGTS (reserve for mandatory fund for
           unemployment benefits)                     130        216         61
      Other                                           203        187         53
                                                 --------   --------   --------
                                                    8,685     10,067      2,849
                                                 ========   ========   ========

      The Company pays bonuses based on profits to employees on a six-month basis, based on position and performance.


17.   RESERVE FOR CONTINGENCIES

      (a) Reserves

                                                          December 31,
                                                --------------------------------
                                                  2001        2002        2002
                                                --------    --------    --------
                                                   R$          R$          US$
                                                --------    --------    --------
      PIS (tax on revenues)                        3,499          90          25
      PIS (tax on other revenues)                    818       1,065         301
      COFINS (tax on other revenues)               3,819       4,955       1,402
      Finsocial (tax on revenues)                  2,674       2,674         757
      ISS (tax on revenues)                        2,760      11,047       3,127
      Income tax and social contribution           1,444         518         147
      Fiscal                                       1,161       3,683       1,042
      SESC/SENAC                                     101         698         198
      SEST/SENAT                                   4,021       4,348       1,231
      SAT                                            920       1,261         357
      Labor litigation                             3,408       2,575         729
      Bodily injury and death claims               1,866       2,274         643
      Other                                          546         659         186
                                                --------    --------    --------
                                                  27,037      35,847      10,145
                                                ========    ========    ========

      The Company and its subsidiaries are claimants in several lawsuits and defendants in several others. It has recognized the above reserves considering the opinion of its legal and tax counsel.

      o PIS (tax on revenues) - The Company and its subsidiaries have pending litigations contesting this tax. As of December 31, 2002 the amount of the provision was R$90 (R$3,499 in 2001), of which R$90 (R$2,649 in 2001) were deposited in an escrow account.

            In September 2002, a final decision was determined in favor of the Government and consequently, the Company wrote-off the deposit against this provision.

            In December 2002, the subsidiaries petitioned for the conversion of escrow deposits, which assured suspension of the payments to the Federal Government, although they maintained the lawsuits. This conversion to the Government has not been granted in court.

      o PIS (tax on other revenues) - The Company and its subsidiaries have pending litigation contesting this tax in the total amount of R$1,065 (R$818 in 2001), of which R$1,065 (R$760 in 2001) was deposited in an escrow account.

            In December 2002, the Company and its subsidiaries petitioned for the conversion of the escrow deposits, which assured suspension of the payments to the Federal Government, although they maintained the lawsuits and resumed the monthly payments. This conversion to the Government has not been granted in court.

      o COFINS (tax on other revenues) - The Company and its subsidiaries have pending litigations contesting this tax in the total amount of R$4,955 (R$3,819 in 2001), of which R$4,955 (R$3,512 in 2001) was deposited in an escrow account.

            In December 2002, the Company and its subsidiaries petitioned for the conversion of the escrow deposits, which assured suspension of the payments to the Federal Government, although they maintained the lawsuits and resumed the monthly payments. This conversion to the Government has not been granted in court.

      o Finsocial (tax on revenues) - In prior years, the Company paid this tax at a rate of 0.5% in accordance with the original law. Subsequently, the rate was gradually increased to 2%. The Company is contesting this rate increase. The reserve amounted to R$2,674 as of December 31, 2001 and 2002, of which R$2,515 was deposited in an escrow account.

      o ISS (tax on revenues) - Since June 2001, the Company and its subsidiary Total Fleet have been contesting the charge of this tax on their rental revenues. As of December 31, 2002, the reserve amounted to R$11,047 (R$2,760 in 2001), of which R$2,192 (R$47 in
            2001) was deposited in an escrow account.

      o Income tax and social contribution - As a result of tax inspections in prior years, the Company and Franchising were assessed by the tax authorities, mainly due to the allegation that certain expenses were inappropriately treated as deductible that were not considered necessary to the Company's operations for tax purposes. The total amount of this claim was R$4,635.

            The Company and Franchising based their defense on prior decisions of the Supreme Court and legislation in force. These reserves amounted to R$518 (R$1,444 in 2001) as of December 31, 2002, of which R$2,606 (R$2,322 in 2001) were deposited in an escrow account. The settlement of the Franchising contingency was guaranteed by a bank guarantee in the amount of R$931.

            In September 2002, the Company and Franchising took advantage of a tax amnesty program, pursuant to Executive Order No. 66/02, reducing part of the debts related to these tax assessments in the amount of R$665. The remaining accrual amounting to R$287 was reversed.

      o SESC/SENAC - The Company, Franchising and Prime have pending litigations contesting these payroll-related taxes. These reserves amounted to R$698 (R$101 in 2001) as of December 31, 2002, of which R$770 (R$872 in 2001) were deposited in an escrow account.

            In December 2002, Prime petitioned for the conversion of the escrow deposits, which assured suspension of the payments to the Federal Government, although it maintained the lawsuit and resumed the monthly payments. This conversion to the Government has not been granted in court.

      o SEST/SENAT - The Company and Total Fleet have pending litigation contesting these payroll-related taxes. These reserves amounted to R$4,348 (R$4,021 in 2001) as of December 31, 2002, of which R$1,819
            (R$2,174 in 2001) were deposited in an escrow account.

      o SAT - The Company and its subsidiaries have pending litigation contesting these payroll-related taxes. These reserves amounted to R$1,261 (R$920 in 2001) as of December 31, 2002, of which R$1,282
            (R$888 in 2001) were deposited in an escrow account.

            In December 2002, the Company and its subsidiaries petitioned for the conversion of the escrow deposits, which assured suspension of the payments to the Federal Government, although they maintained the lawsuits and resumed the monthly payments. This conversion to the Government has not been granted in court.

      o Labor litigation - The Company is party to several labor claims related principally to the payment of overtime and related social charges. Management, after considering the opinion of its legal counsel, believes that the recorded accrual for these claims is sufficient to cover probable losses. In December 31, 2002, these reserves amounted to R$2,575 (R$3,408 in 2001) of which R$1,199 (R$1,297 in 2001) was deposited in an escrow account. The total amount of this claim was R$6,972.

      o Bodily injury and death claims - The Company and its subsidiaries are party to several claims related to bodily injury and death, caused by vehicles. Management, after considering the opinion of its legal counsel, believes that the recorded accrual for these claims in the amount of R$2,274 as of December 31, 2002 (R$1,866 in 2001) is sufficient to cover probable losses. Of this amount, R$56 (R$50 in 2001) were deposited in an escrow account. The total amount of this claim was R$17,409.

      Accruals for the aforementioned contingencies are determined based on an analysis of the pending claims, as well as on the potential risks involved.

      (b)   Other contingencies

      In addition to the above mentioned reserves, the Company and its subsidiaries are defendants in other tax lawsuits, considered a remote loss by legal counsel. Such lawsuits have their settlements guaranteed by bank guaranteed in the amount of R$2,345.

      The Company's management, based on the opinion of its legal and tax counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations and believes that no additional accrual for the mentioned reserves is required.


18.   FINANCIAL INSTRUMENTS

      (a) Swap operations

      As of December 31, 2002, R$ 267,727 (R$ 203,018 in 2001) of the Company's
      debt was denominated in U.S. dollars, while all of the Company's revenues were denominated in Brazilian reais. The Company contracted "Swap" operations, aiming to protect its dollar denominated liabilities, which were outstanding during year ended December 31, 2002, as follows:

                                                                                                     Unrealized      Unrealized
                                  Amount                                                             loss as of      loss as of
   Date of                      contracted    US$ rate at        Bank's                             December 31,    December 31,
   contract      Due date         - US$      contract date       assets       Company's assets          2001            2002
   --------      --------       ----------   -------------       ------       ----------------      ------------    ------------
Short term:

     From          From                                                         Exchange rate
   12/10/01      01/04/02                                      100% CDI +    Variation + coupon
      to            to                       From 2.2932 to    2.06% p.a.     (from -15.00% to
   12/21/01      05/15/02           11,715       2.5411                         26.00% p.a.)                (89)              -

Long term:

    From                                                                        Exchange rate
  09/05/01                                                                   Variation + coupon
     to                                      From 2.5642 to                 (from 9.30% to 9.80%
  10/16/01       09/29/05           66,300       2.7400         100% CDI            p.a.)               (26,146)        (12,031)
                                                                                                     ----------       ---------
                                                                                                        (26,235)        (12,031)
                                                                                                     ==========       =========

      The unrealized losses have been determined based on the fair values of these swap contracts which were estimated based on discounting future contracted cash flows considering market rates, terms and conditions at each balance sheet date. The Company's objectives were to protect its loans and financing in foreign currency against foreign currency devaluation during the year through "Swap" between foreign currency and fixed interest rate. These agreements were contracted with major financial institutions in Brazil.

      (b) Other financial instruments

      The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107 "Disclosure about Fair Value of Financial Instruments". The Company used available market information and valuation methodologies to estimate fair value amounts. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that the Company could settle in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

      The carrying values of cash and cash equivalents, receivables, accounts payable and short-term loans approximate fair values due to the short-term maturities of these instruments. The carrying amounts, face value and estimated fair values of the Company's other financial instruments are as follows:

                                                  December 31, 2001                          December 31, 2002
                                         -----------------------------------       ------------------------------------
                                          Book           Face          Fair          Book          Face           Fair
                                          value         value         value         value          value         value
                                         -------       -------       -------       -------        -------       -------
                                                          R$                                         R$
                                         -----------------------------------       ------------------------------------
Marketable securities:
   Cost plus foreign exchange
      variation                           16,082        14,868        16,082        11,078         11,941        11,078

Debt:
   Senior Notes- principal               171,478       171,478       137,182       261,111        261,111       182,778

Derivative contracts                      26,146             -        26,146        12,031              -        12,031

      The methods and assumptions used to estimate the fair values of the marketable securities and debt were based on market quotations from financial institutions and securities dealers as of the balance sheet dates.

      (c) Net foreign currency position

      The Company's net foreign currency position in U.S. dollars was as follows:

                                                         Thousands of US$
                                                    --------------------------
                                                       2001            2002
                                                    ------------   -----------
      Short-term assets                                  6,931          3,135
      Notional amounts of derivatives                   78,015         74,437
      Short-term liabilities                           (13,593)        (1,872)
      Long-term liabilities                            (73,900)       (73,900)
                                                    --------------------------
      Net foreign currency assets (liabilities)         (2,547)         1,800
                                                    ==========================

      The exchange rates as of December 31, 2001 and 2002 were R$2.3204 and R$3.5333 per US$1.00, respectively.


19.   INCOME TAX AND SOCIAL CONTRIBUTION

      (a) Deferred income tax and social contribution

      Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                                                 December 31,
                                                                    -------------------------------------
                                                                       2001          2002          2002
                                                                    ---------     ---------     ---------
                                                                        R$            R$            US$
                                                                    ---------     ---------     ---------
      Deferred tax assets:
        Allowance for doubtful accounts                                   395           676           191
        Reserve for contingencies                                       6,794         9,970         2,822
        Tax effect on difference in accounting for derivative
           between U.S. GAAP and Brazilian GAAP                             -        19,009         5,380
           Tax benefit resulting from merger of holding
            companies (Note 1a)                                         2,070           596           169
        Tax loss carryforwards                                          2,380         3,753         1,062
        Other                                                             785         1,146           324
                                                                    ---------     ---------     ---------
                                                                       12,424        35,150         9,948
        Valuation allowance                                               (68)          (88)          (24)
                                                                    ---------     ---------     ---------
                                                                       12,356        35,062         9,924
        Current portion                                                 3,093         1,585           449
                                                                    ---------     ---------     ---------
        Long-term portion                                               9,263        33,477         9,475
                                                                    =========     =========     =========

      Deferred tax liabilities:
        Goodwill amortization                                               -           387           110
        Unrealized gains on "available for sale" securities               191             -             -
        Extraordinary gain on debt extinguishment                       5,416         6,786         1,921
        Depreciation                                                    2,965        10,112         2,862
        Other temporary differences                                        48             -             -
                                                                    ---------     ---------     ---------
                                                                        8,620        17,285         4,893
        Current portion                                                 2,701         7,302         2,067
                                                                    ---------     ---------     ---------
        Long-term portion                                               5,919         9,983         2,826
                                                                    =========     =========     =========

      The Company's management believes, based on projections of future taxable income and the fact that tax loss carryforwards in Brazil may be used indefinitely, it is more likely than not that the deferred income tax and social contribution assets will be realized, except for the subsidiary Prime, for which a valuation allowance of R$88 in 2002 (R$68 in 2001) was established.

      (b) Income tax and social contribution

      Income tax and social contribution at nominal rates are reconciled to the amount reported as income tax expense in these financial statements, as follows:

                                                                           Year ended December 31,
                                                           ------------------------------------------------------
                                                              2000           2001           2002          2002
                                                           ---------      ---------      ---------      ---------
                                                               R$             R$             R$            US$
                                                           ---------      ---------      ---------      ---------
      Income before taxes                                     61,644         60,381         32,349          9,155
      Nominal rate                                               34%            34%            34%            34%
                                                           ---------      ---------      ---------      ---------
      Income taxes at nominal rate                           (20,959)       (20,530)       (10,999)        (3,113)
         Interest on capital                                   4,454          2,160          5,120          1,449
         Reversal (increase) of valuation allowance             (537)         2,392            (20)            (6)
         Prior years effects of deferred social
            contribution on debt extinguishment                    -           (995)             -              -
         Other                                                   114            480            314             89
                                                           ---------      ---------      ---------      ---------
                                                             (16,928)       (16,493)        (5,585)        (1,581)
                                                           =========      =========      =========      =========

      The tax rates for the periods are:

             Income tax                                             15%
             Additional  income tax (for the taxable income
                exceeding R$240 per year)                           10%

             Social contribution
                - from January 1  through January 31, 2000          12%
                - after February 1, 2000                             9%

      Under the Brazilian income tax law, the Company and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns.


20.   SHAREHOLDERS' EQUITY

      (a) Capital stock

      As of December 31, 2002, capital stock as per the statutory records was represented by R$129,000 (R$116,200 in 2001) corresponding to 15,360,000 issued and outstanding nominative common shares, without par value. Capital can be increased by 810,000 nominative preferred shares through deliberation of the Board of Directors. The composition of outstanding capital stock and shareholders are as follows:

                                                   Common
                   Shareholders                    Shares           %
      ------------------------------------     ------------   -----------

      Founders                                   10,239,994         66.66
      DLJMB Overseas Partners II, C.V.            3,225,217         21.00
      DLJ First ESC L.P.                            614,400          4.00
      DLJMB Funding II, Inc.                        572,622          3.73
      DLJ Diversified Partners, L.P.                188,561          1.23
      DLJ Offshore Partners II, L.P.                158,599          1.03
      DLJMB Overseas Partners II-A, C.V.            128,443          0.84
      UK Investment Plan 1997 Partners               85,333          0.56
      DLJ Diversified Partners-A, L.P.               70,025          0.46
      DLJ Millennium Partners, L.P.                  52,148          0.33
      DLJ EAB Partners, L.P.                         14,481          0.09
      DLJ Millennium Partners-A, L.P.                10,171          0.07
      Board members                                       6          0.00
                                               ------------   -----------
                                                 15,360,000        100.00
                                               ============   ===========

      (b) Dividends

      In accordance with Brazilian Corporate Law, the Company's bylaws require that the Company's shareholders be paid a minimum annual dividend of 25% of adjusted net profit. However, upon the vote of 100% of the shareholders present at the general shareholders' meeting, such shareholders may declare a lower dividend or decide not to declare dividends. In addition, upon the recommendation of the Board of Directors that the payment of a dividend in respect of any period would be incompatible with the financial circumstances of the Company, the payment of the minimum dividend in respect of such period is not mandatory. In such case, the adjusted net profit, which was not distributed for such reason, is recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, is paid as soon as the financial situation of the Company permits.

      Brazilian legislation permits dividend payments limited to the accumulated earnings in the statutory financial statements prepared in accordance with Brazilian Corporate Law.

      For the years ended in December 31, 2000, 2001 and 2002, the Company's net income in accordance with Brazilian Corporate Law was R$47,218, R$30,697 and R$46,807, respectively, and the accumulated earnings available for payment of dividends were R$31,759, R$39,568 and R$48,976, respectively. The appropriation of the Company's net income was determined in the annual shareholders' meetings, resulting in a decision to pay dividends of R$7,526 in 2000, R$15,000 in 2001 and R$20,000 in 2002. The
      appropriation of the Company's net income for 2002 will be determined at the annual shareholders' meeting in 2003.

      According to Brazilian law, the foreign capital must be registered at the Brazilian Central Bank to allow the dividends remittance and repatriation of capital for foreign shareholders.

      (c) Interest on capital

      The interest on capital paid in 2000, 2001 and 2002, amounting to R$13,100, R$6,353 and R$15,059, respectively, was approved by the Extraordinary General Shareholders' meetings held on December 26, 2000, June 30, 2001 and December 31, 2002. As also approved by the meetings mentioned above, the shareholders decided to contribute to capital the amount related to interest on capital, net of the corresponding income tax withheld.

      The interest on capital was paid pursuant to Article No. 9 of Law No. 9.249, of December 26, 1995, and amendments introduced by Article No. 78 of Law No. 9.430, of December 27, 1996. Interest was calculated based on shareholders' equity, is limited to the variation of the Long-Term Interest Rate ("TJLP"), and is deductible for income tax purposes.


21.   STOCK OPTION PLAN

      The Company sponsors a stock option plan, which grants employees and directors (34 in 2002, 36 in 2001 and 40 in 2000) the option to purchase stocks at prices annually determined. Options were granted in five installments in the last five years, and each installment is exercisable within four years from the grant date, 25% of the installment per year based on the terms of the grant.

      The following table summarizes the status of the Company's stock option plan:

                                          2000                       2001                      2002
                                -----------------------    -----------------------    -----------------------
                                               Weighted                   Weighted                   Weighted
                                               average                    average                    average
                                  Shares      price (R$)     Shares      price (R$)    Shares       price (R$)
                                ---------     ---------    ---------     ---------    ---------     ---------
      Beginning of year           272,250         13.78      407,750         15.31      528,000         17.01
      Granted                     156,000         18.00      154,500         21.50      153,000         24.20
      Exercised                         -             -            -             -            -             -
      Forfeited                   (20,500)        15.31      (34,250)        17.01      (48,000)        18.63
                                ---------     ---------    ---------     ---------    ---------     ---------
      End of year                 407,750         15.31      528,000         17.01      633,000         18.63
                                =========     =========    =========     =========    =========     =========

      As allowed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", the Company elected to continue to measure cost for its stock option plan using the intrinsic value based method for variable stock plan as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Entities choosing to continue applying APB Opinion No. 25 on employee stock options granted on or after January 1996 must provide pro forma disclosures of net income, as if the fair value method of accounting had been applied. Under this method cost is measured at the grant date based on the fair value of the employee stock option and is recognized ratably over the service period of the option, which is usually the vesting period. For all periods presented, fair value of the Company's shares did not exceed the exercise prices of the options and consequently, no compensation expense was recorded. Additionally, the pro forma disclosures required by SFAS No. 123 have not been presented, as the effect of measuring compensation expense under SFAS No. 123 was immaterial for all periods presented.


22.   SELLING, GENERAL, ADMINISTRATIVE AND OTHER EXPENSES

                                                          Year ended December 31,
                                            ---------------------------------------------------
                                               2000          2001          2002          2002
                                            ---------     ---------     ---------     ---------
                                                R$            R$            R$           US$
                                            ---------     ---------     ---------     ---------
      Payroll and related charges             (16,818)      (20,695)      (23,366)       (6,613)
      Employees' bonuses                       (2,633)       (3,107)       (3,512)         (994)
      Outside services                         (2,715)       (4,422)       (4,394)       (1,244)
      Leases                                   (1,716)       (2,182)       (3,524)         (997)
      Travel                                     (811)       (1,246)       (1,351)         (382)
      Advertising                              (4,588)       (7,737)       (9,648)       (2,731)
      Sales commissions                        (1,051)       (1,244)       (1,471)         (416)
      Maintenance and office supplies          (3,458)       (5,530)       (7,083)       (2,005)
      Provision for doubtful accounts            (620)       (1,102)       (1,436)         (406)
      Taxes                                      (150)         (772)       (2,220)         (628)
      Other                                    (3,465)       (4,401)       (4,477)       (1,267)
                                            ---------     ---------     ---------     ---------
                                              (38,025)      (52,438)      (62,482)      (17,683)
                                            =========     =========     =========     =========

23.   FINANCIAL EXPENSES, NET

                                                                           Year ended December 31,
                                                             ---------------------------------------------------
                                                                2000          2001          2002          2002
                                                             ---------     ---------     ---------     ---------
                                                                 R$            R$            R$            US$
                                                             ---------     ---------     ---------     ---------
      Interest income                                           15,113        17,637        17,069         4,831
      Interest expense                                         (25,668)      (32,604)      (31,195)       (8,829)
      Taxes on financial revenues                                 (445)       (2,010)       (1,305)         (369)
      Reversal of compulsory loan, net                          (3,472)         (383)            -             -
      Net monetary variation and exchange losses               (10,236)      (29,328)      (85,044)      (24,069)
      Realized gains on sale of marketable securities            3,036        15,737         1,566           443
      Unrealized gains (losses) on derivatives                       -       (26,235)       14,204         4,020
      Realized gains on derivatives                              1,772         6,722         1,891           535
                                                             ---------     ---------     ---------     ---------
                                                               (19,900)      (50,464)      (82,814)      (23,438)
                                                             =========     =========     =========     =========

      The unrealized gains (losses) on derivatives for the years ended December 31, 2000, 2001 and 2002 were determined based on the settlement value of the corresponding underlying, on an accrual basis.

24.   LEASE-COMMITMENTS

      As of December 31, 2002, of the 70 car rental locations and the 15 used car sales locations, 4 were located on premises owned by the Company and the others were located on rented premises (under one to twenty year renewable leases), including 31 locations in airports (under one to fifteen year renewable concessions), and the head office building. The amounts payable under the remaining lease terms are as follows:

                               Airport
            Years            concessions         Other
        --------------       -----------      ----------
             2003                  3,248           3,467
             2004                  1,752           2,543
             2005                    820           1,567
             2006                    419             758
             2007                      -             355
        2008 and after                 -           3,842
                                --------        --------
                                   6,239          12,532
                                ========        ========

      The Company has a 20-year-term lease contract for its Porto Alegre used car sales location, signed in 2002, in the monthly amount of R$21.

      Rental expense during the years ended December 31, 2000, 2001 and 2002 amounted to R$5,589, R$7,526 and R$9,254, respectively.

      The guaranteed minimum lease payments to be received by the subsidiary Total Fleet from the operating leases of cars by the fleet management business are distributed as follow:

          Years             Revenues
      ---------------     ------------
           2003                 83,772
           2004                 40,647
           2005                 11,453
           2006                    360
                          ------------
                               136,232
                          ============


25.   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

      The Company follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance.

      The Company has identified four reportable operating segments: car rental, fleet management, franchising and used car sales. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Segment amounts disclosed are after intercompany elimination entries made in consolidation. The contribution of these segments, as well as "corporate and other" for each of the three years ended December 31, 2002 are summarized below:

                                                                 Year ended December 31,
                                                   ---------------------------------------------------
                                                      2000          2001          2002          2002
                                                   ---------     ---------     ---------     ---------
                                                       R$            R$            R$           US$
                                                   ---------     ---------     ---------     ---------
      Net revenues:
         Car rental                                  112,254       144,253       162,595        46,018
         Fleet management                            102,131       120,229       118,782        33,618
         Franchising                                   6,402         5,056         5,111         1,446
         Used car sales                               89,287       150,907       190,476        53,909
                                                   ---------     ---------     ---------     ---------
                                                     310,074       420,445       476,964       134,991
                                                   =========     =========     =========     =========

      Depreciation and amortization:
         Car rental                                   19,966        17,114        15,110         4,276
         Fleet management                             29,837        26,881        15,952         4,515
         Other                                         2,915         2,634         3,426           970
                                                   ---------     ---------     ---------     ---------
                                                      52,718        46,629        34,488         9,761
                                                   =========     =========     =========     =========

      Operating income:
         Car rental                                   30,136        48,838        55,628        15,744
         Fleet management                             43,593        53,908        58,699        16,613
         Franchising                                   1,754         1,323         2,211           626
         Used car sales                               18,959        18,565        15,847         4,485
         Corporate expenses                           (9,865)      (13,630)      (13,671)       (3,869)
         Other depreciation                           (2,915)       (2,634)       (3,426)         (970)
                                                   ---------     ---------     ---------     ---------
                                                      81,662       106,370       115,288        32,629
                                                   =========     =========     =========     =========

      Capital expenditures:
         Car rental                                  109,451       157,386       152,140        43,059
         Fleet management                             79,219        96,599        68,077        19,267
         Corporate                                       979           788         1,406           398
                                                   ---------     ---------     ---------     ---------
                                                     189,649       254,773       221,623        62,724
                                                   =========     =========     =========     =========

      Identifiable assets:
         Car rental                                  168,743       235,692       285,102        80,690
         Fleet management                            153,074       185,875       177,317        50,185
         Used car sales                                6,343        10,667        11,706         3,313
         Franchising                                   3,579         3,110         3,164           895
         Corporate                                    72,800        60,547        89,286        25,270
                                                   ---------     ---------     ---------     ---------
                                                     404,539       495,891       566,575       160,353
                                                   =========     =========     =========     =========

      Identifiable revenue-earning vehicles:
         Car rental                                  117,718       169,368       189,879        53,740
         Fleet management                            135,407       163,415       160,559        45,441
                                                   ---------     ---------     ---------     ---------
                                                     253,125       332,783       350,438        99,181
                                                   =========     =========     =========     =========
      Goodwill:
         Car rental                                    4,385         4,704         4,704         1,331
         Franchising                                     489             -             -             -
                                                   ---------     ---------     ---------     ---------
                                                       4,874         4,704         4,704         1,331
                                                   =========     =========     =========     =========

      Enterprise wide geographic disclosures have not been presented as all significant operations and customers of Localiza and its subsidiaries are located in Brazil.


26.   FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IN EFFECT

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations". SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The adoption of SFAS No. 141 had no impact on the Company's financial position, cash flows or results of operations.

      In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early application of SFAS No. 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. The adoption of SFAS No. 142 had no impact on the Company's financial position, cash flows or results of operations.

      In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. The Company plans to adopt this new standard in January 1, 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not believe the adoption of SFAS No. 143 will have a material impact on its financial position, results of operations or cash flows.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", although it retains the fundamental provisions of SFAS No. 121. SFAS No. 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. The adoption of SFAS No. 144 had no impact on the Company's financial position, results of operations or cash flows.

      In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, No. 44, and No. 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Because the transition has been completed, SFAS No. 44 is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS No. 145 also makes technical corrections to existing pronouncements. The Company does not believe the adoption of SFAS No. 145 will have a material impact on its financial position, results of operations or cash flows.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the Emerging Issues Task Force Issue
      (EITF) No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company does not believe the adoption of SFAS No. 146 will have a material impact on its financial position, results of operations or cash flows.

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company does not believe the adoption of SFAS No. 148 will have a material impact on its financial position, results of operations or cash flows.

      In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company does not believe the adoption of FIN No. 45 will have a material impact on its financial position, results of operations or cash flows.


27.   VALUATION AND QUALIFYING ACCOUNTS

      Following are disclosures regarding the Company's valuation and qualifying accounts:

                                                                    Year ended December 31,
                                                        -----------------------------------------------
                   Description                            2000         2001         2002          2002
      --------------------------------------------      --------     --------     --------     --------
                                                           R$           R$           R$           US$
                                                        --------     --------     --------     --------
      Reserve for contingencies:
      --------------------------

        Balances as of beginning of the year              17,044       21,162       27,037        7,652
            Charges to costs and expenses                  5,508        8,099       13,682        3,872
            Deductions                                    (1,390)      (2,224)      (4,872)      (1,379)
                                                        --------     --------     --------     --------
        Balances as of end of the year                    21,162       27,037       35,847       10,145
                                                        ========     ========     ========     ========

      Allowance for doubtful accounts:
      --------------------------------

        Balances as of beginning of the year               2,433        3,053        4,155        1,176
            Charges to expenses, net of reversions           620        1,102        1,436          406
                                                        --------     --------     --------     --------
        Balances as of end of the year                     3,053        4,155        5,591        1,582
                                                        ========     ========     ========     ========

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Total Fleet S.A.
Belo Horizonte - MG


1. We have audited the accompanying balance sheets of Total Fleet S.A., (the "Company") a Brazilian corporation and subsidiary of Localiza Rent a Car S.A., as of December 31, 2001 and 2002 and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, all expressed in Brazilian reais. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Total Fleet S.A. as of December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

4. Our audits also comprehended the translation of Brazilian reais amounts into U.S. dollar amounts as of and for the year ended December 31, 2002, and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.


March 14, 2003
/s/ Deloitte Touche Tohmatsu

TOTAL FLEET S.A.

BALANCE SHEETS - DECEMBER 31, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------

A  S  S  E  T  S                                                  December 31,
----------------                                      -----------------------------------
                                                         2001         2002         2002
                                                      ---------    ---------    ---------
                                                          R$           R$          US$
                                                      ---------    ---------    ---------
CURRENT ASSETS:
    Cash and cash equivalents                             8,143       17,859        5,054
    Accounts receivable, net                             16,759       12,586        3,562
    Revenue-earning vehicles, net                        60,480       73,525       20,809
    Deferred income tax and social contribution             140          256           72
    Recoverable taxes                                     3,670            -            -
    Other                                                   192        1,465          416
                                                      ---------    ---------    ---------
                                                         89,384      105,691       29,913
                                                      ---------    ---------    ---------
NONCURRENT ASSETS:
    Accounts receivable, net                                737        1,750          495
    Revenue-earning vehicles, net                       102,935       87,034       24,632
    Escrow deposits                                         629        1,030          292
    Deferred income tax and social contribution             354          809          229
                                                      ---------    ---------    ---------
                                                        104,655       90,623       25,648
                                                      ---------    ---------    ---------

OFFICE EQUIPMENT, NET                                       387          452          128
                                                      ---------    ---------    ---------

TOTAL ASSETS                                            194,426      196,766       55,689
                                                      =========    =========    =========

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

TOTAL FLEET S.A.

BALANCE SHEETS - DECEMBER 31, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY                               December 31,
------------------------------------                    -----------------------------------
                                                           2001         2002         2002
                                                        ---------    ---------    ---------
                                                            R$           R$          US$
                                                        ---------    ---------    ---------
CURRENT LIABILITIES:
    Loans and financing                                     4,745            -            -
    Accounts payable                                        5,882        7,306        2,068
    Payroll and related charges                             1,302        1,334          378
    Income tax and social contribution                          -          228           64
    Taxes, other than on income                               381          464          131
    Deferred income tax and social contribution               742        3,045          862
    Advances from customers                                   139          585          165
    Dividends payable                                           -        5,761        1,630
    Accounts payable to related parties and other           2,713        1,168          331
                                                        ---------    ---------    ---------
                                                           15,904       19,891        5,629
                                                        ---------    ---------    ---------

NONCURRENT LIABILITIES:
    Reserve for contingencies                               1,262        3,078          871
    Deferred income tax and social contribution             1,264        3,605        1,020
    Other                                                     134          146           42
                                                        ---------    ---------    ---------
                                                            2,660        6,829        1,933
                                                        ---------    ---------    ---------

SHAREHOLDERS' EQUITY:
    Capital stock                                         121,014      121,014       34,250
    Accumulated earnings                                   54,848       49,032       13,877
                                                        ---------    ---------    ---------
                                                          175,862      170,046       48,127
                                                        ---------    ---------    ---------

TOTAL LIABILITIES AND SHAREHOLDER' EQUITY                 194,426      196,766       55,689
                                                        =========    =========    =========

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

TOTAL FLEET S.A.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------

                                                                     Year ended December 31,
                                                     -------------------------------------------------------
                                                        2000           2001           2002           2002
                                                     ----------     ----------     ----------     ----------
                                                         R$             R$             R$            US$
                                                     ----------     ----------     ----------     ----------
NET REVENUES:
    Fleet management                                    102,174        120,463        118,969         33,671
    Used car sales                                       28,914         53,494         63,838         18,067
                                                     ----------     ----------     ----------     ----------
       Total net revenues                               131,088        173,957        182,807         51,738
                                                     ----------     ----------     ----------     ----------

EXPENSES AND COSTS:
    Direct operating                                    (18,174)       (28,463)       (31,860)        (9,017)
    Cost of used car sales                              (20,722)       (39,165)       (50,814)       (14,381)
    Taxes on revenues                                    (4,444)        (5,387)        (5,496)        (1,555)
    Selling, general, administrative and other          (12,631)       (15,232)       (17,210)        (4,871)
    Depreciation of vehicles                            (29,837)       (26,881)       (15,952)        (4,515)
    Other depreciation and amortization                     (98)          (128)           (93)           (26)
                                                     ----------     ----------     ----------     ----------
       Total operating expenses and costs               (85,906)      (115,256)      (121,425)       (34,365)
                                                     ----------     ----------     ----------     ----------
       Operating income                                  45,182         58,701         61,382         17,373
                                                     ----------     ----------     ----------     ----------

FINANCIAL (EXPENSES) INCOME, NET                             (5)           160          5,891          1,667
OTHER NON-OPERATING (EXPENSES) INCOME, NET                  (69)             1              1              -
                                                     ----------     ----------     ----------     ----------
       Income before taxes                               45,108         58,862         67,274         19,040
                                                     ----------     ----------     ----------     ----------

INCOME TAX AND SOCIAL CONTRIBUTION:
      Current                                           (15,292)       (13,147)       (18,517)        (5,241)
      Deferred                                              139         (2,202)        (4,073)        (1,152)
                                                     ----------     ----------     ----------     ----------
                                                        (15,153)       (15,349)       (22,590)        (6,393)
                                                     ----------     ----------     ----------     ----------
       Net income                                        29,955         43,513         44,684         12,647
                                                     ==========     ==========     ==========     ==========

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

TOTAL FLEET S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Stated in thousands of Brazilian reais)
-------------------------------------------------------------------------------

                                                Capital     Accumulated
                                                 stock        earnings        Total
                                              ----------    ----------     ----------
BALANCES AT DECEMBER 31, 1999                    102,974         4,180        107,154
    Capital increase (Note 1)                      7,160             -          7,160
    Net income                                         -        29,955         29,955
                                              ----------    ----------     ----------
BALANCES AT DECEMBER 31, 2000                    110,134        34,135        144,269
    Capital increase (Note 14b)                   10,880             -         10,880
    Cash dividends (Note 14b)                          -       (10,000)       (10,000)
    Interest on capital (Note 14b)                     -       (12,800)       (12,800)
    Net income                                         -        43,513         43,513
                                              ----------    ----------     ----------
BALANCES AT DECEMBER 31, 2001                    121,014        54,848        175,862
    Cash dividends (Note 14b)                          -       (50,000)       (50,000)
    Elimination of intercompany profit                 -          (500)          (500)
    Net income                                         -        44,684         44,684
                                              ----------    ----------     ----------
BALANCES AT DECEMBER 31, 2002                    121,014        49,032        170,046
                                              ==========    ==========     ==========

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

TOTAL FLEET S.A.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------

                                                                                 Year ended December 31,
                                                                   ---------------------------------------------------
                                                                      2000          2001          2002          2002
                                                                   ---------     ---------     ---------     ---------
                                                                       R$            R$            R$           US$
                                                                   ---------     ---------     ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                        29,955        43,513        44,684        12,647
    Adjustments to reconcile net income to net cash provided
      by operating activities:
       Depreciation and amortization                                  29,935        27,009        16,045         4,541
       Vehicles written-off as a result of theft                         970         1,364           860           244
       Deferred taxes on income                                         (139)        2,202         4,073         1,152
       Provision for doubtful accounts                                   530           385           285            81
       Provision for contingencies                                       340           782         1,853           524
       Other                                                              22          (101)           12             3
                                                                   ---------     ---------     ---------     ---------
                                                                      61,613        75,154        67,812        19,192
                                                                   ---------     ---------     ---------     ---------
(Increase) decrease in operating assets:
    Accounts receivable                                               (9,565)       (4,334)        2,875           813
    Revenue-earning vehicles
       New acquisitions                                              (79,053)      (96,341)      (67,919)      (19,223)
       Cost of used cars sales                                        21,555        40,088        53,963        15,273
   Escrow deposits                                                      (208)         (234)         (401)         (113)
   Recoverable taxes                                                       -        (3,670)        3,670         1,039
   Other                                                                 228           (13)       (1,273)         (360)
                                                                   ---------     ---------     ---------     ---------
                                                                     (67,043)      (64,504)       (9,085)       (2,571)
                                                                   ---------     ---------     ---------     ---------

Increase (decrease) in operating liabilities:
    Accounts payable                                                   6,277        (2,636)        1,424           403
    Payroll and related charges                                         (740)          126            32             9
    Income tax and social contribution                                 1,190        (1,385)          228            64
    Taxes, other than on income                                           16           (31)           83            24
    Advances from customers                                           (1,989)         (740)          446           126
    Reserve for contingencies                                           (186)          (12)          (37)          (10)
    Accrued interest expense                                              (7)           29             -             -
    Other                                                                813          (237)       (1,545)         (437)
                                                                   ---------     ---------     ---------     ---------
                                                                       5,374        (4,886)          631           179
                                                                   ---------     ---------     ---------     ---------
Net cash provided by (used in) operating activities                      (56)        5,764        59,358        16,800
                                                                   ---------     ---------     ---------     ---------

                                                                                 Year ended December 31,
                                                                   ---------------------------------------------------
                                                                      2000          2001          2002          2002
                                                                   ---------     ---------     ---------     ---------
                                                                       R$            R$            R$           US$
                                                                   ---------     ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to office equipment                                        (165)         (258)         (158)          (45)
                                                                   ---------     ---------     ---------     ---------
Net cash used in investing activities                                   (165)         (258)         (158)          (45)
                                                                   ---------     ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Short-term loans:
       Proceeds                                                       38,299        41,403         6,333         1,792
       Repayments                                                    (37,017)      (40,860)      (11,078)       (3,135)
   Transactions with related parties:
       Proceeds                                                            -         1,920             -             -
       Capital increase                                                7,160        10,880             -             -
       Intercompany profit in acquisition of vehicles from
         parent company                                                    -             -          (500)         (141)
       Dividends paid                                                      -       (10,000)      (44,239)      (12,521)
       Interest on capital                                                 -       (12,800)            -             -
                                                                   ---------     ---------     ---------     ---------
Net cash provided by (used in) financing activities                    8,442        (9,457)      (49,484)      (14,005)
                                                                   ---------     ---------     ---------     ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   8,221        (3,951)        9,716         2,750

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         3,873        12,094         8,143         2,304
                                                                   ---------     ---------     ---------     ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                              12,094         8,143        17,859         5,054
                                                                   =========     =========     =========     =========

Supplemental disclosures of cash flow information:

Cash paid during the year for:
   Interest                                                              416           715           127            36
   Income tax and social contribution                                 14,053        16,410        15,652         4,430
                                                                   ---------     ---------     ---------     ---------
                                                                      14,469        17,125        15,779         4,466
                                                                   =========     =========     =========     =========

Supplemental information of non-cash financing activities:

Dividends payable                                                          -             -         5,761         1,630
                                                                   =========     =========     =========     =========

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

TOTAL FLEET S.A.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002
(Amounts expressed in thousands of Brazilian reais and U.S. dollars, unless otherwise indicated)
-------------------------------------------------------------------------------


1.    THE COMPANY AND ITS OPERATIONS

      Total Fleet S.A. (the "Company" or "Total Fleet") is a Brazilian closely held corporation and a subsidiary of Localiza Rent a Car S.A. ("Localiza").

      The Company leases cars and/or manages fleets to corporations. On December 31, 2002, the fleet was comprised of 10,427 owned vehicles (12,300 in 2001) and 542 (149 in 2001) corporation managed vehicles.

      The lease period for new cars varies from 12 to 48 months with an average of 36 months. The contracts can be canceled within 30 days advance notice and payment of charges equivalent to 15% to 35% of the contracts' remaining payments, depending on terms and renewal covenants.

      The management fleet services, that include maintenance, insurance, replacement and others are contracted in accordance with client's definition.

      Total Fleet provides national maintenance and technical assistance to the customers through contracted service providers.

      The Company uses the administrative and advertisement structure of Localiza, as well as the intermediation services of purchase and sale of vehicles and accessories is rendered by Prime - Prestadora de Servicos S/C Ltda. ("Prime"), a subsidiary of Localiza.

      On September 30, 2000, advances for future capital increase, in the amount of R$7,160, were fully capitalized by Localiza.

      (a) Guarantee in Senior Notes Program

      The Company is a subsidiary guarantor of Localiza's Senior Notes program, which are unsecured obligations of Localiza, at the amount of US$100 million, maturing on October 1, 2005. As a consequence, the Company is subject to certain restrictions contained in the Senior Notes program. These restrictive covenants will limit, except in certain circumstances, the ability of Localiza and subsidiaries to, among other things, declare any dividend or other similar distribution, make certain stock repurchases, make certain payments on subordinated indebtedness or make certain investments if, after giving effect to such actions, (i) a default or event of default under the Senior Notes indenture would have occurred and be continuing, (ii) Localiza and subsidiaries would be unable to incur additional indebtedness under the debt incurrence ratio test set forth in the indenture or (iii) the amount of all such payments exceeds an aggregate threshold amount. A default or event of default includes the failure of Localiza or its subsidiaries to observe or perform any covenant, whose covenants include limitations on the ability of the Localiza and subsidiaries to: (i) incur certain additional indebtedness, (ii) create certain liens, (iii) enter into certain transactions with affiliates, (iv) engage in certain sale and leaseback transactions and (v) enter into certain merger, acquisition or sale transactions.

      As of the date of these financial statements, Management believes that the Company is in compliance with all of the covenants described above.


2.    BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

      (a)   Accounting records

            The Company's accounting records are maintained in Brazilian reais (R$), based on the criteria prescribed by Brazilian Corporate Law, which provided a simplified mechanism of accounting for the effects of inflation up to December 31, 1995. The financial statements prepared based on such accounting records and the Corporate Law criteria (Corporate Law Method financial statements) are the basis for determining income taxes and shareholders' rights, such as the computation of dividends.

      (b)   Presentation of the financial statements

            The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain aspects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting principles generally accepted in Brazil or for other statutory purposes in Brazil.

      (c)   Convenience translation of balances from Brazilian reais to U.S.
            dollars

            The accompanying financial statements in Brazilian reais were translated into U.S. dollars at the rate of R$3.5333 to US$1.00, the selling Commercial Market exchange rate reported by the Central Bank of Brazil, for December 31, 2002. Such translation was made solely for the convenience of the readers and should not be construed as a representation that the Brazilian reais amounts could have been converted into U.S. dollars at this or any other rate.


3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, based on the following accounting policies:

      (a) Cash and cash equivalents - Stated at cost or invested amount plus accrued interest up to the balance sheet dates.

      (b) Allowance for doubtful accounts - Provided in an amount considered sufficient to cover eventual losses on accounts receivable, considering past experience, the current financial situation of the Company's customers and the status of past-due receivables.

      (c) Revenue-earning vehicles - Comprised of fleet management vehicles, stated at acquisition cost, less accumulated depreciation. Depreciation is computed based on annual rates that are intended to measure the reduction necessary to approximate a vehicle's market value (determined by manufacturer, model and acquisition date) at the end of the estimated average holding period of the vehicle and also includes the selling costs of the vehicle. The average annual rates of depreciation applied for 2001 and 2002 were 13.8% and 7.8%, respectively. The Company, in order to reflect the higher depreciation of the vehicles during their earlier useful lives, adopted the sum-of-the-years-digits method, computed on a quarterly basis for all periods presented.

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

      (d) Office equipment - Stated at acquisition cost. Depreciation is calculated using the straight-line method at the annual rate of 20% for computers and 10% for other items. Leasehold improvements are amortized over the lower of the estimated useful life of the related asset or the term of the rental contracts.

      (e) Auto liability claims, property damage and theft - The Company accrues for possible bodily injury and death claims based on legal counsel's opinion of the eventual outcome of claims existing at period end. The Company does not contract insurance for the risks involving vehicle collision damage and theft; losses are recorded as incurred. Historically, losses have not been significant to the operations. Management does not expect material losses in the future, based on industry experience in Brazil.

      (f) Income tax and social contribution - The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires the application of the comprehensive liability method of accounting for income taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

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

      (g) Assets and liabilities denominated in foreign currencies or subject to monetary restatement - Assets and liabilities denominated in foreign currencies are adjusted based on the exchange rate reported by the Central Bank of Brazil at each balance sheet date. Those denominated in Brazilian reais, and contractually or legally subject to indexation, are restated at the balance sheet dates by using the related index. Exchange gains and losses and monetary variation gains and losses are recorded in the profit and loss account.

      (h) Derivative instruments - The Company recognizes its derivatives on the balance sheet at fair value and adjustments to fair value are recorded through income under the financial income (expenses) caption. As of January 1, 2001, the adoption date of SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities", the Company did not have derivatives.

      (i) Revenues and expenses - Revenues from vehicles rentals to customers principally result from operating leases with fixed monthly payments and are recognized as earned over the term of the lease. Revenues from used car sales are recorded upon delivery of the used cars. Expenses are recorded as incurred.

      (j) Advertising costs - Advertising costs are expensed when incurred. No advertising costs have been deferred at the balance sheet dates herein. Advertising costs amounted to R$442, R$109, R$231 for the years ended December 31, 2000, 2001 and 2002, respectively.

      (k) Use of estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that the Company's management make estimates and use assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues, costs and expenses during the reporting periods. Significant estimates are used when accounting for allowance for doubtful accounts, depreciation of revenue-earning vehicles, income taxes, including recognition of valuation allowances, and contingencies, among others. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may differ from the estimates included in these financial statements.

      (l) Interest on capital - Interest paid to shareholders, calculated in accordance with Law No. 9.249/95, was recorded in the Company's books in the income statement under financial expenses, as determined by tax legislation. For presentation in the financial statements, interest paid on capital was presented as a charge to retained earnings.

      (m) Reclassifications in 2000 and 2001 - Certain amounts have been reclassified to conform to the 2002 presentation, mainly related to maintenance of software and hardware from general and administrative expenses to direct operating costs.

4.    CASH AND CASH EQUIVALENTS

                                                       December 31,
                                             --------------------------------
                                               2001        2002        2002
                                             --------    --------    --------
                                                R$          R$          US$
                                             --------    --------    --------
      Cash                                        577         924         262
      Cash equivalents:
          Federal treasury bonds                1,324       2,005         567
          Bank certificates of deposit          5,054      10,742       3,040
          Other                                 1,188       4,188       1,185
                                             --------    --------    --------
                                                8,143      17,859       5,054
                                             ========    ========    ========


      As of December 31, 2001 and 2002, cash equivalents are highly liquid investments that are readily convertible to known amounts of cash without any penalty or loss of market rate interest. All of these investments were remunerated based on the Interbank Deposit Certificate (CDI).


5.    ACCOUNTS RECEIVABLE, NET

                                                      December 31,
                                           ----------------------------------
                                             2001         2002         2002
                                           --------     --------     --------
                                              R$           R$           US$
                                           --------     --------     --------
      Fleet management                       14,573       12,993        3,677
      Used car sales                          3,981        2,686          760
                                           --------     --------     --------
                                             18,554       15,679        4,437
      Allowance for doubtful accounts        (1,058)      (1,343)        (380)
                                           --------     --------     --------
                                             17,496       14,336        4,057
      Non-current assets                        737        1,750          495
                                           --------     --------     --------
      Current assets                         16,759       12,586        3,562
                                           ========     ========     ========

      Revenues from one customer of the Company represents approximately 14% (13% in 2001) of the company's gross revenue.

6.    REVENUE-EARNING VEHICLE, NET

      Represented by vehicles used in fleet management operations and vehicles to be sold as follows:

                                                     December 31,
                                         -------------------------------------
                                            2001          2002          2002
                                         ---------     ---------     ---------
                                             R$            R$           US$
                                         ---------     ---------     ---------
      Vehicles for sale:
          Cost                              13,934         4,942         1,399
          Accumulated depreciation          (4,079)       (1,193)         (338)
                                         ---------     ---------     ---------
                                             9,855         3,749         1,061
      Revenue-earning vehicles:
          Cost                             196,478       194,243        54,974
          Accumulated depreciation         (42,918)      (37,433)      (10,594)
                                         ---------     ---------     ---------
                                           153,560       156,810        44,380
                                         ---------     ---------     ---------
                                           163,415       160,559        45,441
          Current assets                    60,480        73,525        20,809
                                         ---------     ---------     ---------
          Noncurrent assets                102,935        87,034        24,632
                                         =========     =========     =========

      Operating vehicles are classified as current assets when the respective replacement and sale are expected to occur within 12 months, and as noncurrent assets, when the vehicles are expected to be replaced and sold after this 12-month period.

      Management periodically reviews depreciable lives and rates for adequacy based on a variety of factors including general economic conditions, projected sales price and estimated holding period of the vehicles. During 2001 and 2002, certain projected sales price being used to compute the provision for depreciation of revenue earning vehicles were reviewed resulting in changes in the estimated residual values to be realized when the vehicle is sold. Consequently, depreciation expense related to revenue earning vehicles for the year ended December 31, 2002 decreased approximately R$14,000 (R$4,300 in 2001). The effects of the periodic review in 2000 are not significant. Maintenance and repair are charged to operations currently.


7.    ESCROW DEPOSITS

                                                   December 31,
                                          -----------------------------
                                            2001       2002       2002
                                          -------    -------    -------
                                             R$         R$        US$
                                          -------    -------    -------
      PIS (tax on revenues)                    39         39         11
      PIS (tax on other revenues)              54        117         33
      COFINS (tax on other revenues)          248        540        153
      SEST/SENAT                              118        118         34
      SAT                                     158        216         61
      Other                                    12          -          -
                                          -------    -------    -------
                                              629      1,030        292
                                          =======    =======    =======

      These deposits were primarily made in connection with pending litigation. Related reserves for contingencies have been recognized (Note 12), where applicable.


8.    OFFICE EQUIPMENT, NET

                                                          December 31,
                                                   ----------------------------
                                                    2001       2002        2002
                                                   ------     ------     ------
                                                     R$         R$         US$
                                                   ------     ------     ------

      Computer equipment                              382        315         89
      Software                                         73         52         15
      Furniture and fixtures                          130        153         43
      Other                                           110        133         38
                                                   ------     ------     ------
                                                      695        653        185
      Accumulated depreciation and amortization      (308)      (201)       (57)
                                                   ------     ------     ------
                                                      387        452        128
                                                   ======     ======     ======

      (a) Intangible assets

      As required by SFAS No. 142, following are additional disclosures related to other intangible assets recorded by the Company that are subject to amortization:

                                                  Software
                                    -------------------------------------
                                       2001          2002          2002
                                    ---------     ---------     ---------
                                        R$            R$           US$
                                    ---------     ---------     ---------

      Gross                                73            52            15
      Accumulated amortization            (28)          (18)           (5)
                                    ---------     ---------     ---------
                                           45            34            10
                                    =========     =========     =========

      Aggregate amortization expense for the above intangible asset amounted to R$9, R$11 and R$10 for the years ended December 31, 2000, 2001 and 2002, respectively.

      The estimated aggregate amortization expense for the next five years is as follows:

                                   R$
                               ----------
           2003                        10
           2004                        10
           2005                        10
           2006                         4
                               ----------
           Total                       34
                               ==========

9.    LOANS AND FINANCING

      As of December 31, 2002, the Company did not have any outstanding loans and financing.

      As of December 31, 2001, aiming at improving cash management, the Company had "Compror" loans indexed to the U.S. dollar, plus average spread of 8.65% p.a., in the principal amounts of US$2,033, obtained from Brazilian financial institutions, without collateral and due up to April 2002. As of December 31, 2001, the aforementioned financing balance, including interest incurred in the period, amounted to R$4,745. During the year ended December 31, 2002, this balance was fully paid.


10.   ACCOUNTS PAYABLE

      As of December 31, 2002, the balance of R$7,306 (R$5,882 in 2001) was comprised of R$3,719 (R$2,015 in 2001) related to amounts payable to car suppliers, without interest. The remaining balance principally refers to other suppliers for maintenance services, spare parts, rentals leases and others.


11.   PAYROLL AND RELATED CHARGES

                                                         December 31,
                                               --------------------------------
                                                 2001        2002        2002
                                               --------    --------    --------
                                                  R$          R$          US$
                                               --------    --------    --------
      Accrued vacation                              295         350          99
      Reserve for employees' bonuses                875         828         234
      INSS (social security contribution)            65          78          22
      FGTS (reserve for mandatory fund for
           unemployment benefits)                    20          31           9
      Other                                          47          47          14
                                               --------    --------    --------
                                                  1,302       1,334         378
                                               ========    ========    ========

      The Company pays bonuses based on profits to employees on a six-month basis, based on position and performance.

12.   RESERVE FOR CONTINGENCIES

                                                         December 31,
                                               --------------------------------
                                                 2001        2002        2002
                                               --------    --------    --------
                                                  R$          R$          US$
                                               --------    --------    --------
      PIS (tax on revenues)                          39          39          11
      PIS (tax on other revenues)                    57         117          33
      COFINS (tax on other revenues)                264         540         153
      ISS (tax on revenues)                         440       1,529         433
      SEST/SENAT                                    216         295          83
      SAT                                           163         216          61
      Bodily injury and death claims                 50          71          20
      Other                                          33         271          77
                                               --------    --------    --------
                                                  1,262       3,078         871
                                               ========    ========    ========

      The Company is a claimant in several lawsuits and a defendant in others. It has recognized the above reserves considering the opinion of its legal and tax counsel.

      o PIS (tax on revenues) - The Company has pending litigation contesting this tax. As of December 31, 2001 and 2002 the amount of the provision was R$39, totally deposited in an escrow account.

            In December 2002, Total Fleet petitioned for the conversion of escrow deposit to the Federal Government, although it maintained the lawsuit. This conversion to the Government has not been granted in court.

      o PIS/COFINS (taxes on other revenues) - The Company has pending litigations contesting these taxes in the total amount of R$657 (R$321 in 2001), of which R$657 (R$302 in 2001) were deposited in an escrow account.

            In December 2002, Total Fleet petitioned for the conversion of escrow deposits, which assured suspension of the payments to the Federal Government, although it maintained the lawsuits and resumed the monthly payments. The conversion to the Government has not been granted in court.

      o ISS (tax on revenues) - The Company has been contesting the charge of this tax on its rental revenues. As of December 31, 2002, the reserve amounted to R$1,529 (R$440 in 2001).

      o SEST/SENAT - The Company has pending litigation contesting these payroll-related taxes. This reserve amounted to R$295 (R$216 in 2001) as of December 31, 2002, of which R$118 were deposited in an escrow account as of December 31, 2001 and 2002.

      o SAT - The Company has pending litigation contesting this payroll-related tax. This reserve amounted to R$216 (R$163 in 2001) as of December 31, 2002, of which R$216 (R$158 in 2001) were deposited in an escrow account.

            In December 2002, the Company petitioned for the conversion of the escrow deposits, which assured suspension of the payments to the Federal Government, although it maintained the lawsuits and resumed the monthly payments. This conversion to the Government has not been granted in court.

      o Bodily injury and death claims - The Company is part to several claims related to bodily injury and death, caused by vehicles. Management, after considering the opinion of its legal counsel, believes that the recorded accrual for these claims, in the amount of R$71 as of December 31, 2002 (R$50 in 2001), is sufficient to cover probable losses. The total amount of this claim was R$569.

      Accruals for the aforementioned contingencies are determined based on an analysis of the pending claims, as well as on the potential risks involved.

      The Company's management, based on the opinion of legal and tax counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations and believes that no additional accrual for the mentioned reserves are required.


13.   INCOME TAX AND SOCIAL CONTRIBUTION

      (a)   Deferred income tax and social contribution

            Temporary differences, which give rise to deferred tax assets and liabilities are as follows:

                                                              December 31,
                                                    --------------------------------
                                                      2001        2002         2002
                                                    --------    --------    --------
                                                       R$          R$          US$
                                                    --------    --------    --------
            Deferred tax assets:
                Allowance for doubtful accounts          140         120          34
                Reserve for contingencies                299         747         211
                Reserve for payable to suppliers           -         136          38
                Other                                     55          62          18
                                                    --------    --------    --------
                                                         494       1,065         301
                Current portion                          140         256          72
                                                    --------    --------    --------
                Long-Term portion                        354         809         229
                                                    ========    ========    ========

                                                              December 31,
                                                    --------------------------------
                                                      2001        2002         2002
                                                    --------    --------    --------
                                                       R$          R$          US$
                                                    --------    --------    --------
            Deferred tax liabilities:
                Depreciation                           2,006       6,650       1,882
                Current portion                          742       3,045         862
                                                    --------    --------    --------
                Long-Term portion                      1,264       3,605       1,020
                                                    ========    ========    ========

            The Company's management believes, based on projections of future taxable income, that it is more likely than not that the deferred income tax and social contribution assets will be realized.

      (b)   Income tax and social contribution:

            Income tax and social contribution at nominal rates are reconciled to the amount reported as income tax expense in the financial statements, as follows:

                                                       Year ended December 31,
                                            ----------------------------------------------
                                              2000         2001         2002         2002
                                            -------      -------      -------      -------
                                               R$           R$           R$          US$
                                            -------      -------      -------      -------
            Income before taxes              45,108       58,862       67,274       19,040
            Nominal rate                        34%          34%          34%          34%
                                            -------      -------      -------      -------
            Income taxes at nominal rate    (15,337)     (20,013)     (22,873)      (6,474)
               Interest on capital                -        4,352            -            -
               Fiscal incentives                218          225          316           90
               Other                            (34)          87          (33)          (9)
                                            -------      -------      -------      -------
                                            (15,153)     (15,349)     (22,590)      (6,393)
                                            =======      =======      =======      =======

            The tax rates for the periods are:

            Income tax                                           15%
            Additional income tax (for the taxable income
               exceeding R$240 year)                             10%

            Social contribution
               - from January 1 through January 31, 2000         12%
               - after February 1, 2000                           9%


14.   SHAREHOLDERS' EQUITY

      (a) Capital stock

      As of December 31, 2001 and 2002, capital stock as per the statutory records was represented by R$123,060, corresponding to 109,630,000 issued outstanding nominative common shares, without par value, owned by Localiza Rent a Car S.A.

      (b) Dividends and interest on capital

      In accordance with Brazilian Corporate Law, the Company's bylaws require the Company's shareholders be paid a minimum annual dividend of 25% of adjusted net profit. However, upon the vote of 100% of the shareholders present at the general shareholders meeting, such shareholders may declare a lower dividend or decide not to declare dividends.

      Brazilian legislation permits payment of dividends limited to the accumulated earnings balances in the statutory financial statements prepared in accordance with Brazilian Corporate Law.

      For the years ended in December 31, 2000, 2001 and 2002, the Company's net incomes in accordance with Brazilian Corporate Law were R$29,928, R$38,791 and R$35,848, respectively, and the accumulated earnings available for payment of dividends were R$30,951, R$45,002 and R$29,058, respectively. The shareholders' meetings approved the payment of dividends in April 12, 2001 and December 16, 2002 in the amounts of R$10,000 and R$50,000, respectively. Part of the R$50,000 was paid in 2002 and R$5,761 will be paid in 2003. The annual shareholders' meeting in 2003 will ratify the appropriation of the Company's net income of 2002.

      The interest on capital paid in 2001, amounting to R$12,800, was approved by the Extraordinary General Shareholders' meeting held on December 28, 2001. As also approved by the meeting mentioned above, the shareholders decided to contribute to capital the amount related to interest on capital, net of the corresponding income tax withheld. The Company has not paid interest on capital in 2000 and 2002.

      The interest on capital was paid pursuant to Article No. 9 of Law No. 9.249, of December 26, 1995, and amendments introduced by Article No. 78 of Law No. 9.430, of December 27, 1996. Interest was calculated based on shareholders' equity, is limited to the variation of the Long-term Interest Rate (TJLP), and is deductible for income tax purposes.


15.   SELLING, GENERAL, ADMINISTRATIVE AND OTHER EXPENSES

                                                                    Year ended December 31,
                                                       ---------------------------------------------------
                                                          2000          2001          2002          2002
                                                       ---------     ---------     ---------     ---------
                                                           R$            R$            R$           US$
                                                       ---------     ---------     ---------     ---------
      Payroll and related charges                         (6,053)       (3,280)       (3,871)       (1,095)
      Employees' bonuses                                    (925)         (918)         (854)         (242)
      Outside services                                    (2,946)       (4,383)       (5,542)       (1,568)
      Leases                                                (257)         (319)         (281)          (80)
      Travel                                                (178)         (146)         (125)          (35)
      Advertising                                           (442)         (109)         (231)          (65)
      Maintenance and office supplies                     (1,000)       (1,196)       (1,802)         (510)
      Provision for doubtful accounts                       (530)         (385)         (285)          (81)
      Fiscal incentives                                     (262)         (388)         (448)         (127)
      Intercompany allocation of administrative,
         selling and other expenses                          363        (3,990)       (3,486)         (987)
      Other                                                 (401)         (118)         (285)          (81)
                                                       ---------     ---------     ---------     ---------
                                                         (12,631)      (15,232)      (17,210)       (4,871)
                                                       =========     =========     =========     =========

      As of December 31, 2000 the expenses related to management compensation and administrative employees payroll were directly paid by Total Fleet and recorded in its results.

      In December 31, 2000, the Company transferred administrative employees and executive committee members to the Localiza payroll. As from that date, payroll and management compensation expenses began to be reimbursed to Localiza by the Company, according to a previously-defined allocation criteria.


16.   FINANCIAL (EXPENSES) INCOME, NET

                                                            Year ended December 31,
                                                -----------------------------------------------
                                                  2000         2001         2002         2002
                                                --------     --------     --------     --------
                                                   R$           R$           R$           US$
                                                --------     --------     --------     --------
      Interest income                              1,036        1,726        6,842        1,936
      Interest expense                            (1,007)      (1,376)      (1,162)        (329)
      Taxes on financial revenues                    (38)         (64)        (276)         (78)
      Net monetary variation and exchange
          gain (loss)                                  4          (59)           -            -
      Realized gain on derivative                      -            -          487          138
      Unrealized loss on derivative                    -          (67)           -            -
                                                --------     --------     --------     --------
                                                      (5)         160        5,891        1,667
                                                ========     ========     ========     ========


17.   TRANSACTIONS WITH RELATED PARTIES

      The main balances and transactions with related parties are as follows:

                                                                 December 31,
                                                       --------------------------------
                                                         2001        2002         2002
                                                       --------    --------    --------
                                                          R$          R$          US$
                                                       --------    --------    --------
      Accounts receivable:
         Localiza Rent a Car S.A.                           188         440         125
         Localiza Franchising Ltda.                           3           -           -
         Prime - Prestadora de Servicos S/C Ltda.             2           -           -
                                                       --------    --------    --------
                                                            193         440         125
                                                       ========    ========    ========

      Accounts payable and dividends:
         Localiza Rent a Car S.A.                         2,725       7,005       1,982
         Prime - Prestadora de Servicos S/C Ltda.           269         359         102
                                                       --------    --------    --------
                                                          2,994       7,364       2,084
                                                       ========    ========    ========

      Dividends and interest on capital:
         Localiza Rent a Car S.A.                        22,800      50,000      14,151
                                                       ========    ========    ========

                                                                  Year ended December 31,
                                                        ---------------------------------------------
                                                          2000         2001        2002        2002
                                                        --------     --------    --------    --------
                                                           R$           R$          R$          US$
                                                        --------     --------    --------    --------
      Gross revenues:
         Localiza Rent a Car S.A.                              -          169         113          32
         Localiza Franchising Ltda.                           43           49          38          11
         Prime - Prestadora de Servicos S/C Ltda.              -           16          36          10
                                                        --------     --------    --------    --------
                                                              43          234         187          53
                                                        ========     ========    ========    ========

      Direct operating costs:
         Localiza Rent a Car S.A.                          1,565        1,606       1,866         528
                                                        ========     ========    ========    ========

      Advertising, promotion and selling expenses:
         Localiza Rent a Car S.A.                           (404)         652         816         231
         Localiza Franchising Ltda.                            4            -           -           -
         Prime - Prestadora de Servicos S/C Ltda.          2,319        3,755       4,820       1,364
                                                        --------     --------    --------    --------
                                                           1,919        4,407       5,636       1,595
                                                        ========     ========    ========    ========

      Administrative expenses:
         Localiza Rent a Car S.A.                            147        3,462       2,863         810
                                                        ========     ========    ========    ========

      Management believes that such transactions were carried under market conditions.


18.   FINANCIAL INSTRUMENTS

      As of December 31, 2002, the Company had financial instruments inherent to its operations, represented basically by cash and cash equivalents and swap operations (including financing in 2001). The Company adopts policies and operating strategies, aiming at liquidity, profitability and safety, as well as monitoring procedures of balances, and has operations with banks that meet the financial soundness and reliability criteria defined by management. The Company's control policy consists of continually checking contracted rates versus the ones prevailing in the market. As of December 31, 2002, the book value of these financial instruments equals to, approximately, their market or realizable value at the balance sheet date.

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


19.   LEASE-COMMITMENTS

      The guaranteed minimum lease payments to be received by the Company from the operating leases of cars by the fleet management business are distributed as follow:

           Years            Revenues
      ----------------   --------------

            2003                 83,772
            2004                 40,647
            2005                 11,453
            2006                    360
                         --------------
                                136,232
                         ==============


20.   FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IN EFFECT

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations". SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The adoption of SFAS No. 141 had no impact on the Company's financial position, cash flows or results of operations.

      In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early application of SFAS No. 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. The adoption of SFAS No. 142 had no impact on the Company's financial position, cash flows or results of operations.

      In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. The Company plans to adopt this new standard in January 1, 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not believe the adoption of SFAS No. 143 will have a material impact on its financial position, results of operations or cash flows.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", although it retains the fundamental provisions of SFAS No. 121. SFAS No. 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. The adoption of SFAS No. 144 had no impact on the Company's financial position, results of operations or cash flows.

      In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, No. 44, and No. 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Because the transition has been completed, SFAS No. 44 is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS No. 145 also makes technical corrections to existing pronouncements. The Company does not believe the adoption of SFAS No. 145 will have a material impact on its financial position, results of operations or cash flows.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the Emerging Issues Task Force Issue
      (EITF) No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF

      No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company does not believe the adoption of SFAS No. 146 will have a material impact on its financial position, results of operations or cash flows.

      In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company does not believe the adoption of FIN No. 45 will have a material impact on its financial position, results of operations or cash flows.


21.   VALUATION AND QUALIFYING ACCOUNTS

      Following are disclosures regarding the Company's valuation and qualifying accounts:

                                                                 Year ended December 31,
                                                   ---------------------------------------------------
                       Description                    2000          2001          2002          2002
---------------------------------------------      ---------     ---------     ---------     ---------
                                                       R$            R$            R$            US$
                                                   ---------     ---------     ---------     ---------
Reserve for contingencies:

Balances as of beginning of the year                     338           492         1,262           357
      Charges to costs and expenses                      340           782         1,853           524
      Deductions                                        (186)          (12)          (37)          (10)
                                                   ---------     ---------     ---------     ---------
Balances as of end of the year                           492         1,262         3,078           871
                                                   =========     =========     =========     =========

Allowance for doubtful accounts:

Balances as of beginning of the year                     143           673         1,058           299
      Charges to expenses, net of reversions             530           385           285            81
                                                   ---------     ---------     ---------     ---------
Balances as of end of the year                           673         1,058         1,343           380
                                                   =========     =========     =========     =========

INDEPENDENT AUDITORS' REPORT

To the Quotaholders of
Localiza Franchising Ltda.
Belo Horizonte - MG


1. We have audited the accompanying consolidated balance sheets of Localiza Franchising Ltda., (the "Company") (formerly Localiza System Ltda.), a Brazilian limited liability Company and subsidiary of Localiza Rent a Car S.A., as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in quotaholders' equity and cash flows for each of the three years in the period ended December 31, 2002, all expressed in Brazilian reais. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Localiza Franchising Ltda. as of December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

4. Our audits also comprehended the translation of Brazilian reais amounts into U.S. dollar amounts as of and for the year ended December 31, 2002, and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (d). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.


March 14, 2003
/s/ Deloitte Touche Tohmatsu

LOCALIZA FRANCHISING LTDA. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
------------------------------------------------------------------------------------------------------------------

A S S E T S                                                                               December 31,
-----------                                                                     ----------------------------------
                                                                                  2001         2002          2002
                                                                                -------      --------      -------
                                                                                   R$           R$           US$
                                                                                -------      --------      -------
CURRENT ASSETS:
    Cash and cash equivalents                                                     1,342         1,955          553
    Accounts receivable, net                                                      1,252         1,312          371
    Receivable from related party                                                   167             -            -
    CEPIN (Note 9)                                                                    -            54           16
    Other                                                                            38           152           43
                                                                                -------        ------       ------
                                                                                  2,799         3,473          983
                                                                                -------        ------       ------

NONCURRENT ASSETS:
    Escrow deposits                                                                 134           227           64
    Receivable from related party                                                    93            94           27
    Deferred income tax and social contribution                                     300           204           58
    Other                                                                            58            72           20
                                                                                -------       -------      -------
                                                                                    585           597          169
                                                                                -------       -------      -------

OFFICE EQUIPMENT, NET                                                               140            93           26
                                                                                -------       -------      -------

TOTAL ASSETS                                                                      3,524         4,163        1,178
                                                                                =======       =======      =======


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------


LOCALIZA FRANCHISING LTDA. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------------------------------------------

                                                                                             December 31,
LIABILITIES AND QUOTAHOLDERS' EQUITY                                            -----------------------------------
------------------------------------                                              2001         2002          2002
                                                                                -------      --------      --------
                                                                                   R$           R$           US$
                                                                                -------      --------      -------
CURRENT LIABILITIES:
    Accounts payable                                                                266           351         100
    Payroll and related charges                                                     371           535         151
    Income tax and social contribution                                               11           218          62
    Taxes, other than on income                                                      39            22           6
    CEPIN (Note 9)                                                                  112             -           -
    Payable to related parties                                                      255           210          59
    Dividends payable                                                                 -           853         241
    Other                                                                            71            11           3
                                                                                -------        ------       ------
                                                                                  1,125         2,200         622
                                                                                -------        ------       ------
NONCURRENT LIABILITIES:
    Reserve for contingencies                                                     1,251           738         209
    Other                                                                            12             8           2
                                                                                -------        ------       ------
                                                                                  1,263           746         211
                                                                                -------        ------       ------

QUOTAHOLDERS' EQUITY:
    Capital stock                                                                 1,200         1,200         340
    Accumulated earnings (deficit)                                                  (64)           17           5
                                                                                -------        ------       ------
                                                                                  1,136         1,217         345
                                                                                -------        ------       ------
TOTAL LIABILITIES AND QUOTAHOLDERS' EQUITY                                        3,524         4,163       1,178
                                                                                =======        ======       ======


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------


LOCALIZA FRANCHISING LTDA. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2000, 2001
AND 2002 (Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------------------------------------------------


                                                                            Year ended December 31,
                                                               ----------------------------------------------------------
                                                                  2000            2001             2002           2002
                                                               ----------      ----------       ----------     ----------
                                                                   R$              R$               R$             US$
                                                               ----------      ----------       ----------     ----------
NET REVENUES:
    Royalties and advertising fees                               5,363            4,430           4,585          1,298
    Initial franchise fees                                         872              522             481            136
    Other services                                                 209              104              45             13
                                                               -------         --------         -------        -------
       Total revenues                                            6,444            5,056           5,111          1,447
                                                               -------         --------         -------        -------
EXPENSES AND COSTS:
    Direct operating                                            (4,013)          (3,424)         (2,935)          (830)
    Taxes on revenues                                             (229)            (172)           (176)           (50)
    Selling, general, administrative and other                    (499)            (418)           (246)           (70)
    Depreciation and amortization                                  (79)             (90)            (55)           (16)
    Gain on settlement of liability under amnesty
       program                                                       -                -             287             81
    Impairment of goodwill                                           -             (355)              -              -
    Goodwill amortization                                         (134)            (134)              -              -
                                                               -------         --------         -------        -------
       Total operating expenses and costs                       (4,954)          (4,593)         (3,125)          (885)
                                                               -------         --------         -------        -------
       Operating income                                          1,490              463           1,986            562
                                                               -------         --------         -------        -------
FINANCIAL (EXPENSES) INCOME, NET                                    (8)             (72)            223             63
OTHER NON-OPERATING EXPENSES, NET                                   (9)             (20)             (8)            (2)
                                                               -------         --------         -------        -------
       Income before taxes                                       1,473              371           2,201            623
INCOME TAX AND SOCIAL CONTRIBUTION:
       Current                                                    (623)            (337)           (596)          (169)
       Deferred                                                     82              (33)            (89)           (25)
                                                               -------         --------         -------        -------
                                                                  (541)            (370)           (685)          (194)
                                                               -------         --------         -------        -------
       Net income                                                  932                1           1,516            429
                                                               =======         ========         =======        =======


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------


LOCALIZA FRANCHISING LTDA. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN QUOTAHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Stated in thousands of Brazilian reais)
-------------------------------------------------------------------------------------------------------------------


                                                                                   Accumulated
                                                                    Capital         earnings
                                                                     stock          (deficit)         Total
                                                                  -------------  ---------------  ------------
BALANCES AT DECEMBER 31, 1999                                           1,200              329          1,529
     Cash dividends (Note 12)                                               -           (1,135)        (1,135)
     Interest on capital (Note 12)                                          -              (55)           (55)
     Net income                                                             -              932            932
                                                                     --------         --------       --------
BALANCES AT DECEMBER 31, 2000                                           1,200               71          1,271
     Cash dividends (Note 12)                                               -              (30)           (30)
     Interest on capital (Note 12)                                          -             (106)          (106)
     Net income                                                             -                1              1
                                                                     --------         --------       --------
BALANCES AT DECEMBER 31, 2001                                           1,200              (64)         1,136
     Cash dividends (Note 12)                                               -           (1,435)        (1,435)
     Net income                                                             -            1,516          1,516
                                                                     --------         --------       --------
BALANCES AT DECEMBER 31, 2002                                           1,200               17          1,217
                                                                     ========         ========       ========


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------


                                                                                                            1/2
LOCALIZA FRANCHISING LTDA. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
----------------------------------------------------------------------------------------------------------------

                                                                             Year ended December 31,
                                                              ----------------------------------------------------
                                                                  2000          2001          2002          2002
                                                              -----------   -----------   -----------   ----------
                                                                   R$            R$            R$           US$
                                                              -----------   -----------   -----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                    932             1        1,516           429
      Adjustments to reconcile net income to net cash
         provided by operating activities:
             Depreciation and amortization (including
                  goodwill)                                       213           224           55            16
             Impairment of goodwill                                 -           355            -             -
             Deferred taxes on income                             (82)           33           89            25
             Provision for doubtful accounts                        -            37           (4)           (1)
             Provision for contingencies                          235           706           72            20
             Other                                                 92           (68)           -             -
                                                              -------       -------      -------        ------
                                                                1,390         1,288        1,728           489
                                                              -------       -------      -------        ------
 (Increase) decrease in operating assets:
    Accounts receivable                                           334           373          (56)          (16)
    Escrow deposits                                               (20)          (29)         (93)          (26)
    Other                                                           -            46         (190)          (54)
                                                              -------       -------      -------        ------
                                                                  314           390         (339)          (96)
                                                              -------       -------      -------        ------
Increase (decrease) in operating liabilities:
    Accounts payable                                              (92)          102           85            24
    Payroll and related charges                                    77           (52)         164            46
    Income tax and social contribution                            (60)         (175)         207            58
    Taxes, other than on income                                   (42)          (64)         (17)           (5)
    CEPIN                                                         130          (159)        (112)          (32)
    Reserve for contingencies                                     (34)         (393)        (585)         (165)
    Other                                                         117           (76)         (64)          (18)
                                                              -------       -------      -------       -------
                                                                   96          (817)        (322)          (92)
                                                              -------       -------      -------       -------
Net cash provided by operating activities                       1,800           861        1,067           301
                                                              -------       -------      -------       -------


                                                                                                          2/2

                                                                             Year ended December 31,
                                                              ----------------------------------------------------
                                                                  2000          2001          2002          2002
                                                              -----------   -----------   -----------   ----------
                                                                   R$            R$            R$           US$
                                                              -----------   -----------   -----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to office equipment                                    (85)           (2)          (8)           (2)
                                                                 -------      --------       ------        ------
 Net cash used in investing activities                               (85)           (2)          (8)           (2)
                                                                 -------      --------       ------        ------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Transactions with related parties:
       Proceeds                                                       40            98          182            52
       Repayments                                                    (58)         (192)         (46)          (13)
       Dividends and interest on capital                          (1,190)          (46)        (582)         (165)
                                                                 -------      --------       ------        ------
 Net cash used in financing activities                            (1,208)         (140)        (446)         (126)
                                                                 -------      --------       ------        ------

NET INCREASE IN CASH AND CASH EQUIVALENTS                            507           719          613           173

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                       116           623        1,342           380
                                                                 -------      --------       ------        ------

CASH AND CASH EQUIVALENTS AT END OF YEAR                             623         1,342        1,955           553
                                                                 =======      ========       ======        ======

Supplemental disclosures of cash flow information:

Cash paid during the year for:
    Income tax and social contribution                               682           406          329            93
                                                                 =======      ========       ======        ======

Supplemental information of non-cash financing activities:

    Dividends and interest on capital payable                          -            90          853           241
                                                                 =======      ========       ======        ======


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA FRANCHISING LTDA. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002
(Amounts expressed in thousands of Brazilian reais and U.S. dollars, unless otherwise indicated)
--------------------------------------------------------------------------------


1.   THE COMPANY AND ITS OPERATIONS

     Localiza Franchising Ltda. (the "Company" or "Franchising") (formerly Localiza System Ltda.) is a Brazilian limited liability Company and a subsidiary of Localiza Rent a Car S.A. ("Localiza"). Its main activity is to manage the Localiza franchising business, related to car rental and related services.

     As of December 31, 2002, franchisees comprised 250 locations (277 in
     2001). The Company selects franchisees in order to serve smaller markets, while major urban areas in Brazil are served by the 70 (69 in 2001) Localiza owned locations. The Brazilian franchise locations are operated by a total of 84 (103 in 2001) franchisees.

     The Localiza network has 64 (80 in 2001) franchise locations outside Brazil, in 6 (7 in 2001) countries as follows: Argentina (where the Company's franchisees have 32 (48 in 2001) locations), Bolivia, Ecuador, Mexico, Paraguay and Uruguay.

     The international franchise locations are operated by 4 (7 in 2001) master franchisees and 30 (31 in 2001) sub-franchisees, the largest of which owns 6 locations (11 in 2001).

     The Company grants exclusive rights to its franchisees for defined geographic areas pursuant to renewable contracts, which terms range from five to ten years. These contracts may be cancelled by either party upon 90 days written notice. Brazilian franchisees generally pay the Company an initial fee plus royalties and an advertising fee based on gross revenues. Non-Brazilian franchisees pay royalties at varying rates, depending upon local market conditions. For the years ended December 31, 2000, 2001 and 2002, aggregate net royalties from Brazilian franchisees amounted to R$4,173, R$3,737 and R$3,917 or 78%, 84% and 85%, respectively, of total franchise royalties. Aggregate net royalties from non-Brazilian franchisees amounted to R$1,190, R$693 and R$668 or 22%, 16% and 15%, respectively, of total franchise royalties. Revenue in Argentina represented 25.5%, 14.6% and 9.2% of the total consolidated revenues in 2000, 2001 and 2002, respectively.

     The Company oversees the quality of its franchise operations: (i) through rigorous qualifying procedures for accepting new franchisees; (ii) by providing training, comprehensive education and procedural manuals; and
     (iii) through periodic onsite inspections.

     The franchisee is responsible for the purchase, maintenance and sale of its fleet.

     (a) Guarantee in Senior Notes Program

     The Company is a subsidiary guarantor of Localiza's Senior Notes program, which are unsecured obligations of Localiza, in the amount of US$100 million, maturing on October 1, 2005. As a consequence, the Company is subject to certain restrictions contained in the Senior Notes program. These restrictive covenants will limit, except in certain circumstances, the ability of Localiza and subsidiaries to, among other things, declare any dividend or other similar distribution, make certain stock repurchases, make certain payments on subordinated indebtedness or make certain investments if, after giving effect to such actions, (i) a default or event of default under the Senior Notes indenture would have occurred and be continuing, (ii) Localiza and subsidiaries would be unable to incur additional indebtedness under the debt incurrence ratio test set forth in the indenture or (iii) the amount of all such payments exceeds an aggregate threshold amount. A default or event of default includes the failure of Localiza or its subsidiaries to observe or perform any covenant, whose covenants include limitations on the ability of the Localiza and subsidiaries to (i) incur certain additional indebtedness,
     (ii) create certain liens, (iii) enter into certain transactions with affiliates, (iv) engage in certain sale and leaseback transactions and (v) enter into certain merger, acquisition or sale transactions.

     As of the date of these financial statements, Management believes that the Company is in compliance with all of the covenants described above.

     (b) Investment in subsidiary

     On August 17, 1999, the Company acquired the remaining 60% of MFA - Localiza Master Franchisee Argentina S.A. ("MFA"), located in Argentina, at an acquisition cost of R$337. The subsidiary had negative net worth of R$330 at the purchase date. Its fair value approximated its book value on the acquisition date. Goodwill arising from that acquisition, amounting to R$667, was being amortized over a 5-year period, from the acquisition date to 2001, when, as a result of the economic crisis in Argentina, an impairment charge was recorded to write-off the remaining balance of the goodwill.

     To fund the operations of MFA, Franchising made capital contributions to MFA amounting to R$91 and R$192 during the years ended December 31, 2000 and 2001, respectively. These capital contributions were made in compliance with the Argentine law, section 205 of the Business Associations Law that requires the maintenance of a specified proportion between accumulated losses and capital stock.

     MFA is responsible for the commercialization of the "Localiza" trademark in Argentina through the sales of franchises and the collection of royalties.

2.   BASIS FOR PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

     (a)  Accounting records

          The Company's accounting records are maintained in Brazilian reais (R$), based on the criteria prescribed by Brazilian Corporate Law. The financial statements prepared based on such accounting records and the Corporate Law criteria (Corporate Law Method financial statements) are the basis for determining income taxes and quotaholders' rights, such as the distribution of profits.

          MFA's accounting records are maintained in Argentine Pesos (ARP) and translated to Brazilian reais at the exchange rate at the end of each balance sheet date, except for December 31, 2001, when the exchange rate used represented the first free-floating rate for which transactions could be settled after December 31, 2001. Such exchange rate was calculated by converting Pesos to U.S. dollars at a rate of $1.70 to US$1.00 and then to Brazilian reais at a rate of R$2.3204 to US$1.00. For all periods presented the effects of translation were immaterial.

     (b)  Price-level adjusted financial statements

          All financial information for periods ended after June 30, 1997 are presented at amounts price-level adjusted as of June 30, 1997, with any subsequent transactions included in nominal Brazilian reais. Effective July 1, 1997, the Company ceased restating its financial statements to recognize certain effects of changes in the purchasing power of Brazilian currency due to inflation, as Brazil ceased to be considered a highly inflationary economy as of such date.

     (c)  Presentation of the financial statements

          The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain aspects from the accounting principles applied by the Company and its subsidiary in their financial statements prepared in accordance with accounting principles generally accepted in Brazil and Argentina or for other statutory purposes in Brazil and Argentina.

     (d)  Convenience translation of balances from Brazilian reais to U.S.
          dollars

          The accompanying consolidated financial statements in Brazilian reais were translated into U.S. dollars at the rate of R$3.5333 to US$1.00, the selling Commercial Market exchange rate reported by the Central Bank of Brazil, for December 31, 2002. Such translation was made solely for the convenience of the readers and should not be construed as a representation that the Brazilian reais amounts could have been converted into U.S. dollars at this or any other rate.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, based on the following accounting policies:

     (a) Consolidation - The consolidated financial statements include the accounts of Franchising and MFA. All significant intercompany balances and transactions have been eliminated in consolidation.

     (b) Cash and cash equivalents - Stated at cost or invested amount plus accrued interest up to the balance sheet dates.

     (c) Allowance for doubtful accounts - Provided in an amount considered sufficient to cover eventual losses on accounts receivable, considering past experience, the current financial situation of the Company's customers and the status of past-due receivables.

     (d) Office equipment - Stated at price-level adjusted acquisition cost for periods prior to June 30, 1997. Depreciation is calculated using the straight-line method at the annual rate of 20% for computers, 10% for other items. Leasehold improvements are amortized over the lower of the estimated useful life of the related asset or the term of the rental contracts.

     (e) Goodwill - Corresponded to the excess of the purchase price over the book value of the remaining equity share in MFA on the acquisition date. It was being amortized over a 5-year period, until December 31, 2001, when, as a result of the economic crisis in Argentina, an impairment charge was recorded to write-off the remaining balance.

     (f) Income tax and social contribution - The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires the application of the comprehensive liability method of accounting for income taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

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

     (g) Assets and liabilities denominated in foreign currencies or subject to monetary restatement - Assets and liabilities denominated in foreign currencies are adjusted based on the exchange rate reported by the Central Bank of Brazil at each balance sheet date. Those denominated in Brazilian reais, and contractually or legally subject to indexation, are restated at the balance sheet dates by using the related index. Exchange gains and losses and monetary variation gains and losses are recorded in the profit and loss account.

     (h) Revenues and expenses - Revenues from franchise fees include the provision of sales and marketing, reservations, information systems and other services to franchisees. Revenues from these services are generally based on a percentage of franchisee rental revenue and are recognized as earned on a monthly basis. Initial franchise fees are recognized upon substantial completion of all material services and conditions of the franchise sale, which coincides with the date of sale and commencement of operations by the franchisee. Expenses are recorded as incurred.

     (i) Advertising costs - Advertising costs are expensed when incurred. No advertising costs have been deferred at the balance sheet dates herein. The Company has not incurred advertising costs in the three years ended in December 31, 2002.

     (j) Use of estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that the Company's management make estimates and use assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues, costs and expenses during the reporting periods. Significant estimates are used when accounting for allowance for doubtful accounts, goodwill, income taxes, including recognition of valuation allowances, and contingencies, among others. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may differ from the estimates included in these financial statements.

     (k) Interest on capital - Interests paid to quotaholders', calculated in accordance with Law No. 9.249/95, were recorded in the Company's books in the income statement under financial expenses, as determined by tax legislation. For presentation in the consolidated financial statements, interests paid were presented as a charge to retained earnings.

     (l) Constant currency presentation - In addition to the accounting practices described above, the following practices were adopted in the preparation of constant currency financial statements:

          i. Index - Through December 31, 1995, the financial statements were price-level adjusted based on the variation of UFIR (Inflation index for tax purposes). From January 1, 1996, through June 30, 1997, the financial statements were price-level adjusted based on the variation of the IGP-M (General Price Index of the Market).

          ii. Nonmonetary assets and liabilities - Office equipment, quotaholders' equity and other nonmonetary assets and liabilities accounts were restated from the date the original transactions occurred to June 30, 1997. Income tax and social contribution effects were accrued in respect of the increase in quotaholders' equity due to the recognition of the effects of inflation.

4.   CASH AND CASH EQUIVALENTS

                                               December 31,
                                 -----------------------------------------
                                  2001             2002              2002
                                 ------           ------            ------
                                   R$               R$               US$
                                 ------           ------            ------
     Cash                           219              157                44
     Cash equivalents             1,123            1,798               509
                                  -----           ------             -----
                                  1,342            1,955               553
                                  =====           ======             =====

     All cash and cash equivalents are denominated in Brazilian reais. At the balance sheet dates, investment in cash equivalents are highly liquid investments that are readily convertible to known amounts of cash without any penalty or loss of market rate interest.


5.   ACCOUNTS RECEIVABLE, NET

                                                      December 31,
                                       -----------------------------------------
                                        2001             2002              2002
                                       ------           ------            ------
                                         R$               R$               US$
                                       ------           ------            ------
     Royalties and advertising fees       945              979              277
     Initial franchise fees               384              406              115
                                       ------           ------            -----
                                        1,329            1,385              392
     Allowance for doubtful accounts      (77)             (73)             (21)
                                       ------           ------            -----
                                        1,252            1,312              371
                                       ======           ======            =====

6.   ESCROW DEPOSITS

                                                      December 31,
                                       -----------------------------------------
                                        2001             2002              2002
                                       ------           ------            ------
                                         R$               R$               US$
                                       ------           ------            ------
     PIS (tax on revenues)                 51               51              15
     PIS/COFINS (tax on other revenues)    28               39              11
     SESC/SENAC                             -               78              22
     SAT                                   33               39              11
     Other                                 22               20               5
                                       ------           ------           -----
                                          134              227              64
                                       ======           ======           =====

     These deposits were primarily made in connection with pending litigation. Related reserves for contingencies have been recognized (Note 10), where applicable.

7.   OFFICE EQUIPMENT, NET

                                                          December 31,
                                                 ----------------------------
                                                  2001        2002      2002
                                                 ------      ------    ------
                                                    R$          R$       US$
                                                 ------      ------    ------
     Computer equipment and software                302        140         40
     Furniture and fixtures                          87        104         29
     Other                                           19         17          5
                                                  -----     ------      -----
                                                    408        261         74
     Accumulated depreciation and amortization     (268)      (168)       (48)
                                                  -----     ------      -----
                                                    140         93         26
                                                  =====     ======     ======

8.   PAYROLL AND RELATED CHARGES

                                                               December 31,
                                                          --------------------
                                                          2001    2002   2002
                                                          ----    ----   ----
                                                           R$      R$     US$
                                                          ----    ----   ----

    Management compensation                               250      374    106
    Accrued vacation                                       30       37     11
    Reserve for employees' bonuses                         30       77     22
    INSS (social security contributions)                   16       23      6
    FGTS (reserve for mandatory fund for unemployment
       benefits)                                            2        5      1
    Other                                                  43       19      5
                                                          ---      ---    ---
                                                          371      535    151
                                                          ===      ===    ===

     The Company pays bonuses based on profits to employees on a six-month basis, based on position and performance.


9.   CEPIN

     The CEPIN fund represents amounts collected from the franchisees at a rate of up to 2.5% of monthly gross revenues, pursuant to the respective business franchise contracts. This amount is used for general publicity, advertising, and promotions that benefit the Localiza car rental system. As of December 31, 2001 the CEPIN balance amounted to R$112.

     In 2002, the CEPIN funds were used for on-going initiatives and to finance the development of a new operational system for franchisees. The costs of this project exceeded the available CEPIN funds and consequently, costs, amounting to R$54 were paid by Franchising. This amount is recorded as other current assets and will be reimbursed through CEPIN collections in 2003.

     The CEPIN transactions do not effect the Company's statement of operations.

10.  RESERVE FOR CONTINGENCIES

     (a)  Reserves

                                                       December 31,
                                         ---------------------------------------
                                           2001             2002           2002
                                         ------           ------          -----
                                            R$               R$             US$
                                         ------           ------          -----

     PIS (tax on revenues)                   51               51             15
     PIS/COFINS (tax on other revenues)      28               39             11
     Income tax and social contribution     872                -              -
     Fiscal                                  92              108             30
     SESC/SENAC                               -              270             76
     SAT                                     34               39             11
     Civil litigation                       150              200             57
     Other                                   24               31              9
                                         ------           ------          -----
                                          1,251              738            209
                                         ======           ======          =====

     The Company is a claimant in some lawsuits and a defendant in others. It has recognized the above reserves considering the opinion of its legal and tax counsel.

     o PIS (tax on revenues) - The Company has pending litigation contesting this tax. As of December 31, 2001 and 2002 the amount of the provision was R$51, entirely deposited in an escrow account.

          In December 2002, Franchising petitioned for the conversion of the escrow deposit, which assured suspension of the payments to the Federal Government, although it maintained the lawsuit. This conversion to the Government has not been granted in court.

     o PIS/COFINS (tax on other revenues) - The Company has pending litigations contesting these taxes in the total amount of R$39 (R$28 in 2001), entirely deposited in an escrow account.

          In December 2002, Franchising petitioned for the conversion of the escrow deposit, which assured suspension of the payments to the Federal Government, although it maintained the lawsuit and resumed the monthly payments. This conversion to the Government has not been granted in court.

     o Income tax and social contribution - As a result of tax inspections in prior years, the Company was assessed by the tax authorities, mainly due to the allegation of authorities that certain expenses were inappropriately treated as deductible and were not considered necessary to Company's operation for tax purposes. The total amount of this claim was R$2,355.

          The Company based its defense on prior decisions of the Supreme Court and legislation in force. As of December 31, 2001, the reserve amounted to R$872. The settlement of this contingency was guaranteed by a bank guarantee in the amount of R$931.

          In September 2002, the Company took advantage of a tax amnesty program, pursuant to Executive Order No. 66/02, and settled this liability for R$585. As a consequence, a gain of R$287 was recorded.

     o SESC/SENAC - The Company has pending litigation contesting these payroll-related taxes. These reserves amounted to R$270 as of December 31, 2002, of which R$78 were deposited in an escrow account.

     o SAT - The Company has pending litigation contesting this payroll-related tax. This reserve amounted to R$39 (R$34 in 2001) as of December 31, 2002, of which R$39 (R$33 in 2001) was deposited in an escrow account.

          In December 2002, Franchising petitioned for the conversion of the escrow deposit, which assured suspension of the payments to the Federal Government, although it maintained the lawsuit and resumed the monthly payments. This conversion to the Government has not been granted in court.

     o Civil litigation - A former franchisee proposed a lawsuit against the Company claiming the right to be reimbursed for losses incurred in the ordinary course of business. Management, based on the opinion of its legal counsel, believes that the recorded accrual for this claim
          - R$200 in 2002 (R$150 in 2001) - is sufficient to cover probable losses. The total amount of this claim was R$1,000.

          Accruals for the aforementioned contingencies are determined based on an analysis of the pending claims, as well as on the potential risks involved.

     (b)  Other contingencies

     o Bodily injury and death claim - The Company was party to a claim related to bodily injury and death, caused by franchisees' vehicle. In 2001, the Company settled with the claimants, for the amount of R$400. As part of the related franchise agreement, the Company was reimbursed by the franchisee in monthly installments until February 2003, when the franchisee agreement was cancelled and the residual amount was liquidated through the settlement of payable and receivable amounts with the franchisee.

          In addition to the above mentioned reserves, the Company is a defendant in other tax lawsuits, considered a remote loss by legal counsel. Such lawsuits have their settlements guarantee by bank guarantees in the amount of R$1,422.

          The Company's management, based on the opinion of its legal and tax counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations and believes that no additional accruals are required.

11.  INCOME TAX AND SOCIAL CONTRIBUTION

     (a)  Deferred income tax and social contribution

     Temporary differences that give rise to deferred tax assets are as follows:

                                                          December 31,
                                               ---------------------------------
                                                 2001         2002        2002
                                               -------      -------     -------
                                                  R$           R$          US$
                                               -------      -------     -------
          Deferred tax assets:
              Allowance for doubtful accounts       -            7           2
              Reserve for contingencies           298          202          57
              Other                                 2            2           1
                                                -----       ------       -----
                                                  300          211          60
              Current portion                       -            7           2
                                               ------       ------       -----
              Long-term portion                   300          204          58
                                               ======       ======       =====

     The current portion of deferred tax asset is recorded as other current assets as of December 31, 2002.

     The Company's management believes, based on projections of future taxable income, that it is more likely than not that the deferred income tax and social contribution assets will be realized.

     (b)  Income tax and social contribution

     Income tax and social contribution at nominal rates are reconciled to the amount reported as income tax expense in the financial statements, as follows:

                                                Year ended December 31,
                                      ----------------------------------------
                                        2000       2001       2002       2002
                                      ------     ------     ------    -------
                                         R$         R$         R$        US$
                                      ------     ------     ------    -------

     Income before taxes               1,473        371      2,201        623
     Nominal rate                         34%        34%        34%        34%
                                      ------     ------     ------     ------
     Income taxes at nominal rate       (501)      (126)      (748)      (211)
         Equity in subsidiary            (94)       (67)        15          4
         Goodwill amortization           (32)      (136)         -          -
         Interest on capital              19         36          -          -
         Non deductible reserve for
            contingencies                  -        (97)         4          1

         Other                            67         20         44         12
                                      ------     ------     ------     ------
                                        (541)      (370)      (685)      (194)
                                      ======     ======     ======     ======

     The tax rates for the periods are:

            Income tax                                                    15%
            Additional income tax (for the
               taxable income exceeding R$240 per year)                   10%

            Social contribution
               - from January 1 through January 31, 2000                  12%
               - after February 1, 2000                                    9%


12.  QUOTAHOLDERS' EQUITY

     (a)  Capital stock

     As of December 31, 2001 and 2002, capital stock as per the statutory records was represented by R$1,116 corresponding to 1,115,540 issued outstanding quotas, with par value of R$1.00 each. The quotas cannot be sold, pledged or transferred to third parties without the approval of all quotaholders. The number of outstanding Quotas in December 31, 2001 and 2002 is as follows:

                                                              Quotas
                                                            ----------
          Localiza Rent a Car S.A.                           1,031,875
          Aristides Luciano Azevedo Newton                      83,665
                                                            ----------
                                                             1,115,540
                                                            ==========

     (b)  Distribution of profits

     In accordance with the Company's bylaws, the net profit may be distributed to the quotaholders or capitalized. However, upon the vote of majority of the quotaholders, they may declare a lower distribution or decide not to declare distribution. Additionally, upon a 100% approval of such quotaholders, profits can be partially or totally distributed without keeping the proportion to each quotaholders' share in the capital stock.

     Brazilian legislation permits payments of distribution of profits limited to the accumulated earnings balances in the statutory financial statements prepared in accordance with Brazilian Corporate Law.

     For the years ended December 31, 2000, 2001 and 2002, the Company's net income, determined in accordance with Brazilian Corporate Law was R$657, R$148 and R$1,516, respectively, and the accumulated earnings available for payment of distribution of profits was R$944, R$50 and R$1,536, respectively. The appropriation of the Company's net income was determined in quotaholders' meetings, resulting in a decision to pay distribution of profits of R$1,135 in 2000 and R$30 in 2001. Such distributions were declared during the corresponding years. In 2002, the quotaholders' meetings approved a total distribution of R$1,435, of which R$853 will be paid in 2003.

     (c)  Interest on capital

     The interest on capital paid in 2000 and 2001, amounting to R$55 and R$106, respectively, were approved by the quotaholders. Interest on capital of 2001, net of income tax withheld, amounting to R$90, was recorded as payable to related parties. Such amount was paid in 2002.

     The interest on capital was paid pursuant to Article No. 9 of Law No. 9,249, of December 26, 1995, and amendments introduced by Article No. 78 of Law No. 9,430, of December 27, 1996. Interest was calculated based on quotaholders' equity, is limited to the variation of the Long-Term Interest Rate ("TJLP"), and is deductible for income tax purposes.


13.  SELLING, GENERAL, ADMINISTRATIVE AND OTHER EXPENSES

                                                   Year ended December 31,
                                                   -----------------------
                                       2000           2001           2002        2002
                                      -----          -----          -----        ----
                                        R$             R$             R$          US$
                                      -----          -----          -----        ----
     Payroll and related charges       (26)           (16)             -           -
     Outside services                 (243)          (120)          (118)        (34)
     Provision for bad debts          (136)           (92)          (100)        (28)
     Tax contingencies                   -            (92)            (2)         (1)
     Bank fees                         (18)           (21)           (15)         (4)
     Credit card fees                  (59)           (32)            (2)         (1)
     Other                             (17)           (45)            (9)         (2)
                                     -----          -----          -----        ----
                                      (499)          (418)          (246)        (70)
                                     =====          =====          =====        ====


14.  FINANCIAL (EXPENSES) INCOME, NET

                                                Year ended December 31,
                                     ------------------------------------------
                                      2000        2001         2002       2002
                                     -----       -----        -----      -----
                                       R$          R$           R$        US$
                                     -----       -----        -----      -----
     Interest income                    78         185          314         89
     Interest expense                  (93)        (69)        (102)       (29)
     Taxes on financial revenues        (3)        (11)         (13)        (4)
     Net monetary variation and
       exchange gain (loss)             10        (177)          24          7
                                     -----       -----       ------      -----
                                        (8)        (72)         223         63
                                     =====       =====       ======      =====

15.  TRANSACTIONS WITH RELATED PARTIES:

     The main balances and transactions with related parties are as follows:

                                                                             Year ended December 31,
                                                            ----------------------------------------------------------
                                                               2000            2001           2002           2002
                                                            ------------   -------------  -------------  -------------
                                                                R$              R$             R$            US$
                                                            ------------   -------------  -------------  -------------
 Accounts receivable - Current assets:
     Localiza Rent a Car S.A.                                        -             167              -              -
                                                             =========       =========       ========       ========

 Accounts receivable - Noncurrent assets:
     Minority quotaholder                                           68              93             94             27
                                                             =========       =========       ========       ========

 Accounts payable and dividends - current liabilities:
     Minority quotaholder                                            -               6             64             18
     Localiza Rent a Car S.A.                                       67             246            999            282
     Total Fleet S.A.                                                -               3              -              -
                                                              --------        --------        -------       --------
                                                                    67             255          1,063            300
                                                             =========       =========       ========       ========

 Distribution of profits and interest on capital:
     Localiza Rent a Car S.A.                                    1,102             126          1,327            376
     Minority quotaholder                                           88              10            108             31
                                                              --------        --------        -------       --------
                                                                 1,190             136          1,435            407
                                                             =========       =========       ========       ========

 Other revenues:
     Total Fleet S.A.                                               43              49             38             11
                                                             =========       =========       ========       ========

 Advertising, promotion and selling expenses:
     Localiza Rent a Car S.A.                                      425            (494)          (526)          (149)
     Total Fleet S.A.                                               (4)              -              -              -
                                                              --------        --------        -------       --------
                                                                   421            (494)          (526)          (149)
                                                              =========       =========       =======       ========

 Financial interest expenses:
     Localiza Rent a Car S.A.                                       20               3              -              -
                                                             =========       =========       ========       ========

     Total Fleet S.A. is a wholly-owned subsidiary of Localiza and is engaged in the fleet management business.

     Management believes that such transactions were effected at arm's length and consistent with market conditions.

16.  FINANCIAL INSTRUMENTS

     The Company's financial instruments are recorded in balance sheet accounts, as of December 31, 2001 and 2002, at amounts that approximate their fair values on those dates. The management of these instruments is made through operational strategies, seeking liquidity, returns and safety. The control policy consists of continually checking contracted rates versus the market. The Company did not have derivatives during all periods presented.

17.  FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IN EFFECT

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations". SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The adoption of SFAS No. 141 had no impact on the Company's financial position, cash flows or results of operations.

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early application of SFAS No. 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. The adoption of SFAS No. 142 had no impact on the Company's financial position, cash flows or results of operations.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. The Company plans to adopt this new standard in January 1, 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not believe the adoption of SFAS No. 143 will have a material impact on its financial position, results of operations or cash flows.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", although it retains the fundamental provisions of SFAS No. 121. SFAS No. 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. The adoption of SFAS No. 144 had no impact on the Company's financial position, results of operations or cash flows.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, No. 44, and No. 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Because the transition has been completed, SFAS No. 44 is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS No. 145 also makes technical corrections to existing pronouncements. The Company does not believe the adoption of SFAS No. 145 will have a material impact on its financial position, results of operations or cash flows.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the Emerging Issues Task Force Issue
     (EITF) No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company does not believe the adoption of SFAS No. 146 will have a material impact on its financial position, results of operations or cash flows.

     In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company does not believe the adoption of FIN No. 45 will have a material impact on its financial position, results of operations or cash flows.


18.  VALUATION AND QUALIFYING ACCOUNTS

Following are disclosures regarding the Company's valuation and qualifying accounts:

                                                           Year ended December 31,
                                                   ------------------------------------
           Description                              2000      2001     2002       2002
           -----------                             ------    ------   ------     ------
                                                     R$        R$       R$         US$
                                                   ------    ------   ------     ------
Reserve for contingencies:
--------------------------
    Balances as of beginning of the year             737       938     1,251       354
         Charges to costs and expenses               235       706        72        20
         Deductions                                  (34)     (393)     (585)     (165)
                                                   -----     -----     -----     -----
    Balances as of end of the year                   938     1,251       738       209
                                                   =====     =====     =====     =====

Allowance for doubtful accounts:
--------------------------------
    Balances as of beginning of the year             140        40        77        22
         Charges to expenses, net of reversions     (100)       37        (4)       (1)
                                                   -----     -----     -----     -----
    Balances as of end of the year                    40        77        73        21
                                                   =====     =====     =====     =====

-------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Quotaholders of
Prime - Prestadora de Servicos S/C Ltda.
Belo Horizonte - MG


1. We have audited the accompanying balance sheets of Prime - Prestadora de Servicos S/C Ltda., (the "Company") a Brazilian limited liability Company and subsidiary of Localiza Rent a Car S.A., as of December 31, 2001 and 2002 and the related statements of operations, changes in quotaholders' equity and cash flows for each of the three years in the period ended December 31, 2002, all expressed in Brazilian reais. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime - Prestadora de Servicos S/C Ltda. as of December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

4. Our audits also comprehended the translation of Brazilian reais amounts into U.S. dollar amounts as of and for the year ended December 31, 2002, and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.


March 14, 2003
/s/ Deloitte Touche Tohmatsu

PRIME - PRESTADORA DE SERVICOS S/C LTDA.

BALANCE SHEETS - DECEMBER 31, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------

ASSETS                                                 December 31,
------                                           -----------------------
                                                  2001     2002     2002
                                                 -----    -----    -----
                                                   R$       R$       US$
                                                 -----    -----    -----
CURRENT ASSETS:
  Cash and cash equivalents                        478      610      173
  Accounts receivable                              270      359      102
  Other                                             48       49       13
                                                 -----    -----    -----
                                                   796    1,018      288
                                                 -----    -----    -----
NONCURRENT ASSETS:
  Escrow deposits                                  195      311       88
  Deferred income tax and social contribution        -      167       47
                                                 -----    -----    -----
                                                   195      478      135
                                                 -----    -----    -----
TOTAL ASSETS                                       991    1,496      423
                                                 =====    =====    =====


The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

PRIME - PRESTADORA DE SERVICOS S/C LTDA.

BALANCE SHEETS - DECEMBER 31, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------

LIABILITIES AND QUOTAHOLDERS' EQUITY                    December 31,
------------------------------------             -----------------------
                                                  2001     2002     2002
                                                 -----    -----    -----
                                                   R$       R$       US$
                                                 -----    -----    -----
CURRENT LIABILITIES:
  Accounts payable                                  22       10        3
  Payroll and related charges                      538      639      181
  Income tax and social contribution                 4       14        4
  Taxes, other than on income                       36       48       13
                                                 -----    -----    -----
                                                   600      711      201
                                                 -----    -----    -----
NONCURRENT LIABILITIES:
  Reserve for contingencies                        303      732      207
  Reserve for mandatory fund for
    unemployment benefits                           72       97       28
                                                 -----    -----    -----
                                                   375      829      235
                                                 -----    -----    -----
QUOTAHOLDERS' EQUITY:
  Capital stock                                    150      150       42
  Accumulated deficit                             (134)    (194)     (55)
                                                 -----    -----    -----
                                                    16      (44)     (13)
                                                 -----    -----    -----
TOTAL LIABILITIES AND QUOTAHOLDERS' EQUITY         991    1,496      423
                                                 =====    =====    =====


The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

PRIME - PRESTADORA DE SERVICOS S/C LTDA.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------

                                               Year ended December 31,
                                       -----------------------------------------
                                         2000       2001       2002      2002
                                       --------   --------   --------   -------
                                           R$         R$         R$       US$
                                       --------   --------   --------   -------

NET REVENUES                              2,319      3,753      4,830     1,367

EXPENSES:
  Selling                                (2,091)    (3,497)    (4,546)   (1,287)
  Taxes on revenues                        (185)      (356)      (424)     (120)
  Other                                      (1)       (21)        (1)        -
                                       --------   --------   --------   -------
     Operating income (loss)                 42       (121)      (141)      (40)

FINANCIAL (EXPENSES) INCOME, NET             15         38        (27)       (8)
                                       --------   --------   --------   -------
    Income (loss) before taxes               57        (83)      (168)      (48)

INCOME TAX AND SOCIAL CONTRIBUTION:
  Current                                   (20)       (19)       (59)      (16)
  Deferred                                    5        (24)       167        47
                                       --------   --------   --------   -------
                                            (15)       (43)       108        31
                                       --------   --------   --------   -------
    Net income (loss)                        42       (126)       (60)      (17)
                                       ========   ========   ========   =======


The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

PRIME - PRESTADORA DE SERVICOS S/C LTDA.

STATEMENTS OF CHANGES IN QUOTAHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Stated in thousands of Brazilian reais)
-------------------------------------------------------------------------------

                                      Capital         Accumulated
                                       stock            deficit          Total
                                      -------         -----------        -----

BALANCES AT DECEMBER 31, 1999              50                 (50)           -
  Net income                                -                  42           42
                                        -----               -----        -----
BALANCES AT DECEMBER 31, 2000              50                  (8)          42
  Capital increase (Note 1)               100                   -          100
  Net loss                                  -                (126)        (126)
                                        -----               -----        -----
BALANCES AT DECEMBER 31, 2001             150                (134)          16
  Net loss                                  -                 (60)         (60)
                                        -----               -----        -----
BALANCES AT DECEMBER 31, 2002             150                (194)         (44)
                                        =====               ======       =====


The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

PRIME - PRESTADORA DE SERVICOS S/C LTDA.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Stated in thousands of Brazilian reais and U.S. dollars)
-------------------------------------------------------------------------------

                                                             Year ended December 31,
                                                        -------------------------------
                                                         2000    2001    2002    2002
                                                        ------  ------  ------  -------
                                                          R$      R$      R$      US$
                                                        ------  ------  ------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                        42     (126)   (60)      (17)
    Adjustments to reconcile net income to
     net cash provided by
     operating activities:
       Deferred taxes on income                            (5)      24   (167)      (47)
       Provision for contingencies                         83      200    429       121
       Other                                               (2)      13     25         7
                                                        -----    -----  -----     -----
                                                          118      111    227        64
                                                        -----    -----  -----     -----
(Increase) decrease in operating assets:
  Accounts receivable                                     (31)     (41)   (89)      (25)
  Escrow deposits                                         (54)     (88)  (116)      (33)
  Other                                                   (15)       2     (1)        -
                                                        -----    -----  -----     -----
                                                         (100)    (127)  (206)      (58)
                                                        -----    -----  -----     -----
Increase (decrease) in operating liabilities:
  Accounts payable                                        (21)      18    (12)       (3)
  Payroll and related charges                             132      142    101        28
  Taxes                                                    17        7     22         6
  Reserve for contingencies                               (17)     (13)     -         -
                                                        -----    -----  -----     -----
                                                          111      154    111        31
                                                        -----    -----  -----     -----
Net cash provided by operating activities                 129      138    132        37
                                                        -----    -----  -----     -----

CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital increase                                          -      100      -         -
                                                        -----    -----  -----     -----
Net cash provided by financing activities                   -      100      -         -
                                                        -----    -----  -----     -----

NET INCREASE IN CASH AND CASH EQUIVALENTS                 129      238    132        37
                                                        =====    =====  =====     =====
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR            111      240    478       136
                                                        =====    =====  =====     =====
CASH AND CASH EQUIVALENTS AT END OF YEAR                  240      478    610       173
                                                        =====    =====  =====     =====

Supplemental disclosures of cash flow information:

Cash paid during the year for:
  Income tax and social contribution                        -       -      12        3
                                                        =====    =====  =====     =====


The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

PRIME - PRESTADORA DE SERVICOS S/C LTDA.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002
(Amounts expressed in thousands of Brazilian reais and U.S. dollars, unless otherwise indicated)
-------------------------------------------------------------------------------

1.   THE COMPANY AND ITS OPERATIONS

     Prime - Prestadora de Servicos S/C Ltda. ("the Company" or "Prime") is a Brazilian limited liability Company and a subsidiary of Localiza Rent a Car S.A. ("Localiza"). The Company renders services to Total Fleet S.A. ("Total Fleet") - a Localiza subsidiary -, related to the intermediation of purchase and sale of vehicles and accessories. Beginning in 2003, these services will also be rendered to Localiza.

     Beginning in January 2003, Prime will receive non-refundable flat fees from banks for the referral of customers that acquire used cars from Localiza and Total Fleet and finance their acquisition through such banks. Until December 31, 2002, Localiza and Total Fleet received these referral fees.

     On July 6, 2001, Localiza increased capital in Prime in the amount of R$100.

     (a)  Guarantee in Senior Notes Program

     The Company is a subsidiary guarantor of Localiza's Senior Notes program, which are unsecured obligations of Localiza, in the amount of US$100 million, maturing on October 1, 2005. As a consequence, the Company is subject to certain restrictions contained in the Senior Notes program. These restrictive covenants will limit, except in certain circumstances, the ability of Localiza and subsidiaries to, among other things, declare any dividend or other similar distribution, make certain stock repurchases, make certain payments on subordinated indebtedness or make certain investments if, after giving effect to such actions, (i) a default or event of default under the Senior Notes indenture would have occurred and be continuing, (ii) Localiza and subsidiaries would be unable to incur additional indebtedness under the debt incurrence ratio test set forth in the indenture or (iii) the amount of all such payments exceeds an aggregate threshold amount. A default or event of default includes the failure of Localiza or its subsidiaries to observe or perform any covenant, whose covenants include limitations on the ability of the Localiza and subsidiaries to (i) incur certain additional indebtedness,
     (ii) create certain liens, (iii) enter into certain transactions with affiliates, (iv) engage in certain sale and leaseback transactions and (v) enter into certain merger, acquisition or sale transactions.

     As of the date of these financial statements, Management believes that the Company is in compliance with all of the covenants described above.

2.   BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

     (a)  Accounting records

      The Company's accounting records are maintained in Brazilian reais (R$), based on the criteria prescribed by the Brazilian Corporate Law. The financial statements prepared based on such accounting records and the Corporate Law criteria (Corporate Law Method financial statements) are the basis for determining income taxes and quotaholders' rights, such as the distribution of profits.

     (b)  Presentation of the financial statements

      The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which do not differ from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting principles generally accepted in Brazil or for other statutory purposes in Brazil. Therefore, quotaholders' equity and net income (loss) included in these financial statements do not differ from the statutory accounting records.

     (c)  Convenience translation of balances from Brazilian reais to U.S.
          dollars

      The accompanying financial statements in Brazilian reais were translated into U.S. dollars at the rate of R$3.5333 to US$1.00, the selling Commercial Market exchange rate reported by the Central Bank of Brazil, for December 31, 2002. Such translation was made solely for the convenience of the readers and should not be construed as a representation that the Brazilian reais amounts could have been converted into U.S. dollars at this or any other rate.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, based on the following accounting policies:

     (a) Cash and cash equivalents - Stated at cost or invested amount plus accrued interest up to the balance sheet dates.

     (b) Income tax and social contribution - The Company accounts for taxes and contributions on income under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires the application of the comprehensive liability method of accounting for income taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

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

     (c) Assets and liabilities subject to monetary restatement - Assets and liabilities denominated in Brazilian reais, and contractually or legally subject to indexation, are restated at the balance sheet dates by using the related index. Monetary variation gains and losses are recorded in the profit and loss account.

     (d) Revenues and expenses - The revenues and expenses are recorded on the accrual basis.

     (e) Advertising costs - Advertising costs are expensed when incurred. No advertising costs have been deferred at the balance sheet dates herein. The Company has not incurred advertising costs in the three years ended in December 31, 2002.

     (f) Use of estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that the Company's management make estimates and use assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues, costs and expenses during the reporting periods. Significant estimates are used when accounting for income taxes, including recognition of valuation allowances, and contingencies, among others. Although these estimates are based on management's knowledge of current events and actions that may be taken in the future, actual results may differ from the estimates included in these financial statements.

4.   CASH AND CASH EQUIVALENTS

                                               December 31,
                                        -------------------------
                                        2001      2002       2002
                                        ----      ----       ----
                                         R$        R$        US$
                                        ----      ----       ----
          Cash                             9         7          2
          Cash equivalents               469       603        171
                                        ----      ----       ----
                                         478       610        173
                                        ====      ====       ====

     All cash and cash equivalents are denominated in reais. At the balance sheet dates, investment in cash equivalents are highly liquid investments that are readily convertible to known amounts of cash without any penalty or loss of market rate interest.

5.   ESCROW DEPOSITS

                                                    December 31,
                                             -------------------------
                                             2001      2002       2002
                                             ----      ----       ----
                                              R$        R$        US$
                                             ----      ----       ----
     PIS/COFINS (taxes on other revenues)       5         8          2
     SESC/SENAC                                98       153         44
     SAT                                       74       116         33
     SEBRAE                                    18        32          9
     Other                                      -         2          -
                                             ----      ----       ----
                                              195       311         88
                                              ===      ====       ====

     These deposits were primarily made in connection with pending litigation. Related reserves for contingencies have been recognized (Note 7), where applicable.

6.   PAYROLL AND RELATED CHARGES

                                                    December 31,
                                             -------------------------
                                             2001      2002       2002
                                             ----      ----       ----
                                              R$        R$        US$
                                             ----      ----       ----
      Accrued vacation                        219       262         74
      Reserve for employees' bonuses          229       252         72
      INSS (social security contributions)     51        73         21
      FGTS (reserve for mandatory fund for
        unemployment benefits)                 15        26          7
      Other                                    24        26          7
                                             ----      ----       ----
                                              538       639        181
                                             ====      ====       ====

7.   RESERVE FOR CONTINGENCIES

                                                    December 31,
                                             -------------------------
                                             2001      2002       2002
                                             ----      ----       ----
                                              R$        R$        US$
                                             ----      ----       ----
      PIS/COFINS (taxes on other revenues)      5         8          2
      Fiscal                                   80       127         36
      SESC/SENAC                              101       159         45
      SAT                                      78       116         33
      SEBRAE                                   20        33          9
      Payroll-related taxes                     -       207         59
      Bodily injury and death claims            6        51         14
      Other                                    13        31          9
                                             ----      ----       ----
                                              303       732        207
                                             ====      ====       ====

     The Company is a claimant in some lawsuits and a defendant in others. It has recognized the above reserves considering the opinion of its legal and tax counsel.

     o PIS/COFINS (tax on other revenues) - The Company has pending litigations contesting these taxes in the total amount of R$8 (R$5 in 2001), totally deposited in an escrow account.

          In December 2002, Prime petitioned for the conversion of the escrow deposit, which assured suspension of the payments to the Federal Government, although it maintained the lawsuit and resumed the monthly payments. This conversion to the Government has not been granted in court.

     o SESC/SENAC, SAT and SEBRAE - The Company has pending litigations contesting these payroll-related taxes. These reserves amounted to R$308 (R$199 in 2001) as of December 31, 2002, of which R$301 (R$190 in 2001) were deposited in an escrow account.

          In December 2002, Prime petitioned for the conversion of the escrow deposit, which assured suspension of the payments to the Federal Government, although it maintained the lawsuit and resumed the monthly payments. This conversion to the Government has not been granted in court.

     o Bodily injury and death claims - The Company is a party to some claims related to bodily injury and death, caused by vehicles. Management, after considering the opinion of its legal counsel, believes that the recorded accrual for these claims, in the amount of R$51 as of December 31, 2002 (R$6 in 2001), is sufficient to cover probable losses. The total amount of this claim was R$3,032.

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

8.   RESERVE FOR MANDATORY FUND FOR UNEMPLOYMENT BENEFITS

     According to Brazilian labor legislation, employees dismissed are entitled to a 40% additional payment over the outstanding FGTS balance at dismissal date, plus a 10% additional to the Fund admnistrator, ultimately the Federal Government. As of December 31, 2001 and 2002, the Company has accrued for the potential expenses to be incurred related to the 50% extra payment mentioned above. The accrual was made based on actual dismissal records from prior years.

9.   INCOME TAX AND SOCIAL CONTRIBUTION

     (a)  Deferred income tax and social contribution

     Temporary differences which give rise to deferred tax assets are as follows:

                                                    December 31,
                                             -------------------------
                                             2001      2002       2002
                                             ----      ----       ----
                                              R$        R$        US$
                                             ----      ----       ----
       Deferred tax assets:
         Reserve for contingencies             47       222         63
         Reserve for mandatory fund for
           unemployment benefits               21        33          9
                                             ----      ----       ----
                                               68       255         72
         Valuation allowance                  (68)      (88)       (25)
                                             ----      ----       ----
                                                -       167         47
                                             ====      ====       ====

     In 2001, management's expectations of future taxable income indicated that it was not more likely than not that deferred income tax and social contribution assets would be realized. Therefore, a valuation allowance for the total balance was recognized.

     Due to the projected revenue from bank referral fees described in Note 1, management's expectations of future taxable income indicated that it is more likely than not that deferred income tax and social contribution assets will be realized upon realization of the corresponding timing differences. According to such projections, it is expected that the taxable income will be below the minimum threshold for the additional income tax and will be levied at the rate of 15%. Accordingly, a valuation allowance was recorded for the additional income tax.

     (b)  Income tax and social contribution

     Income tax and social contribution at nominal rates are reconciled to the amount reported as income tax expense in the financial statements, as follows:

                                                           Year ended December 31,
                                                    ------------------------------------
                                                    2000      2001       2002       2002
                                                    ----      ----       ----       ----
                                                     R$        R$         R$         US$
                                                    ----      ----       ----       ----

       Income (loss) before taxes                     57       (83)      (168)       (48)
       Nominal rate                                   24%       24%        34%        34%
                                                     ---       ---        ---        ---
       Income taxes at nominal rate                  (14)       20         57         16
         Effect of additional income tax rate (i)      -         -         24          7
         Effect of change in tax rate on temporary
          differences (i)                              -         -         38         11
         Valuation reserve                            (1)      (63)       (20)        (6)
         Other                                         -         -          9          3
                                                     ---       ---        ---        ---
                                                     (15)      (43)       108         31
                                                     ===       ===        ===        ===

      The tax rates for the periods are:

          Income tax                                                15%

          Additional income tax (for the taxable income
            exceeding R$240 per year)                               10%

          Social contribution
            - from January 1 through January 31, 2000               12%
            - after February 1, 2000                                 9%

      (i) In 2002, as the Company's taxable income exceeded R$240, it was subject to additional income tax at the rate of 10%, as indicated above.

10.   QUOTAHOLDERS' EQUITY

      (a)  Capital Stock

      As of December 31, 2001 and 2002, capital stock as per the statutory records was represented by R$150 corresponding to 14,999 issued outstanding quotas, owned by Localiza Rent a Car S.A., and 1 issued outstanding quota, owned by Localiza Franchising Ltda., with par value of R$10 each. The quotas cannot be sold, pledged or transferred to third parties without the approval of all quotaholders.

      (b)  Distribution of profits

      In accordance with the Company's bylaws, the net profit may be distributed to the quotaholders or capitalized. However, upon the vote of a majority of the quotaholders, they may declare a lower distribution or decide not to declare a distribution. Additionally, upon a 100% approval of such quotaholders, profits can be partially or totally distributed without keeping the proportion to each quotaholders' share in the capital stock.

      Brazilian legislation permits payments of distribution of profits limited to the accumulated earnings balances in the statutory financial statements prepared in accordance with Brazilian Corporate Law.

      For the years ended December 31, 2000, 2001 and 2002, the Company's accumulated deficits in accordance with Brazilian Corporate Law were R$8, R$134 and R$194 respectively. Therefore, no distributions were declared.

11.   SELLING EXPENSES

                                           Year ended December 31,
                                    ------------------------------------
                                    2000      2001      2002      2002
                                   ------    ------    ------    ------
                                     R$        R$        R$        US$
                                   ------    ------    ------    ------

     Payroll and related charges  (1,748)    (2,906)   (3,788)   (1,072)
     Employees' bonuses             (200)      (300)     (385)     (109)
     Travel                         (105)      (222)     (241)      (69)
     Other                           (38)       (69)     (132)      (37)
                                  ------     ------    ------    ------
                                  (2,091)    (3,497)   (4,546)   (1,287)
                                  ======     ======    ======    ======

12.  FINANCIAL (EXPENSES) INCOME, NET

                                           Year ended December 31,
                                   ------------------------------------
                                    2000      2001      2002      2002
                                   ------    ------    ------    ------
                                     R$        R$        R$        US$
                                   ------    ------    ------    ------

     Interest income                   35        56        95        27
     Interest expense                 (19)      (17)     (119)      (34)
     Taxes on financial revenues       (1)       (1)       (3)       (1)
                                   ------    ------    ------    ------
                                       15        38       (27)       (8)
                                   ======    ======    ======    ======

13.  TRANSACTIONS WITH RELATED PARTIES

     The main balances and transactions with related parties are as follows:

                                           Year ended December 31,
                                   ------------------------------------
                                    2000      2001      2002      2002
                                   ------    ------    ------    ------
                                     R$        R$        R$        US$
                                   ------    ------    ------    ------
     Total Fleet S.A.:
       Accounts receivable            229       270       359       102
                                   ======    ======    ======    ======

       Accounts payable                 -         2         -         -
                                   ======    ======    ======    ======

       Net revenues                 2,319     3,753     4,830     1,367
                                   ======     =====    ======    ======

       Other expenses                   -        16        36        10
                                   ======    ======    ======    ======

     Management believes that such transactions were effected at arm's length and consistent with market conditions.

14.  FINANCIAL INSTRUMENTS

     The Company's financial instruments are recorded in balance sheet accounts, as of December 31, 2001 and 2002, at amounts that approximate with the fair value on those dates. The management of these instruments is made through operational strategies, seeking liquidity, returns and safety. The control policy consists of continually checking contracted rates versus the market. The Company did not have derivatives during all periods presented.

15.  FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IN EFFECT

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations". SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The adoption of SFAS No. 141 had no impact on the Company's financial position, cash flows or results of operations.

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other
     Intangible Assets". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early application of SFAS No. 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. The adoption of SFAS No. 142 had no impact on the Company's financial position, cash flows or results of operations.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. The Company plans to adopt this new standard in January 1, 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not believe the adoption of SFAS No. 143 will have a material impact on its financial position, results of operations or cash flows.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", although it retains the fundamental provisions of SFAS No. 121. SFAS No. 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. The adoption of SFAS No. 144 had no impact on the Company's financial position, results of operations or cash flows.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, No. 44, and No. 64, Amendment of FASB Statement No.
     13, and Technical Corrections". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Because the transition has been completed, SFAS No. 44 is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS No. 145 also makes technical corrections to existing pronouncements. The Company does not believe the adoption of SFAS No. 145 will have a material impact on its financial position, results of operations or cash flows.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the Emerging Issues Task Force Issue
     (EITF) No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No.
     146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS
     No. 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company does not believe the adoption of SFAS No. 146 will have a material impact on its financial position, results of operations or cash flows.

     In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company does not believe the adoption of FIN No. 45 will have a material impact on its financial position, results of operations or cash flows.

16.  VALUATION AND QUALIFYING ACCOUNTS

                                                   Year ended December 31,
                                              --------------------------------
                   Description                 2000     2001     2002     2002
     ---------------------------------------  -----    ------   ------   ------
                                                R$       R$       R$      US$
                                              ------   ------   ------   ------
     Reserve for contingencies:

       Balances as of beginning of the year       50      116      303       86
         Charges to costs and expenses            83      200      429      121
         Deductions                              (17)     (13)       -        -
                                                 ---      ---      ---      ---
      Balances as of end of the year             116      303      732      207
                                                 ===      ===      ===      ===

                        INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Localiza Master Franchisee Argentina S.A.:

We have audited the balance sheet of Localiza Master Franchisee Argentina S.A. (an Argentine Corporation and a subsidiary of Localiza Franchising Ltda.) as of December 31, 2002 and the related statements of income, changes in shareholders' equity and cash flows for the year then ended (all expressed in thousands of Argentine pesos). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such financial statements based on our audits. The financial statements of the Company as of December 31, 2001 and for the two years in the period ended December 31, 2001, were audited by other auditors whose report, dated March 11, 2002 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards in Argentina and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion the financial statements expressed in thousands of Argentine pesos referred to in the first paragraph present fairly, in all material respects, the financial position of Localiza Master Franchisee Argentina S.A. as of December 31, 2002 and the results of its operations and its cash flows for the year ended then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of the Argentine peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (c). The translation of the financial statement amounts into U.S. dollars have been made solely for the convenience of readers in the United States of America. Accordingly, it should not be construed that the financial statements in U.S. dollars present the financial position, results of operations, changes in shareholders' equity and cash flows in accordance with accounting principles generally accepted in the United States of America.

Buenos Aires, Argentina
February 28, 2003
/s/ Deloitte & Co. S.R.L.

                 (This is a copy of a previously issued report.
                      This report has not been reissued).


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


Buenos Aires, Argentina,                         PISTRELLI, DIAZ Y ASOCIADOS
  March 11, 2002
                                                    /s/ Karen Grigorian

                                                       KAREN GRIGORIAN
                                                           Partner

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                                 BALANCE SHEETS

                           DECEMBER 31, 2001 AND 2002

        (in thousands of Argentine pesos - ARP - and U.S. dollars - US$)


                                                               December 31,
                                                          --------------------
                                                          2001    2002    2002
                                                          ----    ----    ----
                                                           ARP     ARP     US$
                                                          ----    ----    ----
Current Assets:
Cash                                                        1        4       1
Accounts receivable                                       180      273      81
Other                                                       5       42      12
                                                          ---      ---     ---
       Total current assets                               186      319      94
                                                          ---      ---     ---

Noncurrent Assets:
Other                                                      48       75      22
Office equipment, net                                      27       13       4
                                                          ---      ---     ---
       Total non-current assets                            75       88      26
                                                          ---      ---     ---
       Total assets                                       261      407     120
                                                          ===      ===     ===

Current Liabilities:
Accounts payable                                         105        77      23
Accrued payroll and payroll taxes                         26        17       5
Accrued income taxes                                      12        --      --
Accrued taxes, other than on income                        8         7       2
Due to related party                                      32       152      45
Other                                                     24        42      12
                                                         ---       ---     ---
       Total current liabilities                         207       295      87
                                                         ---       ---     ---

Noncurrent Liabilities:
Accrued contingencies                                     17        28       8
Other                                                      5         1       -
                                                         ---       ---     ---
       Total non-current liabilities                      22        29       8
                                                         ---       ---     ---

Shareholders' Equity:
Capital stock                                            197        25       8
Additional paid-in capital                               276       448     133
(Accumulated deficit) Retained earnings                 (441)     (390)   (116)
                                                         ---       ---     ---
       Total shareholders' equity                         32        83      25
                                                         ---       ---     ---
       Total liabilities and shareholders' equity        261       407     120
                                                         ===       ===     ===


                       See notes to financial statements.


                            LEONARDO FEDERICI GUEDES
                                    Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                              STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

     (Stated in thousands of Argentine pesos - ARP and U.S. dollars - US$)


                                                 Year ended December, 31
                                            -----------------------------------
                                              2000    2001     2002    2002
                                            --------------- -------------------
                                               ARP     ARP      ARP     US$
                                            --------------- -------------------

NET REVENUES:

Royalties and advertising fees                 768     668      772     229
Initial franchise fees                          74      72       94      28
                                               ---     ---      ---     ---
Total revenues                                 842     740      866     257

COSTS AND EXPENSES:
Operating                                     (767)   (706)    (588)   (174)
Selling, general and administrative            (99)   (143)    (222)    (66)
Depreciation                                   (13)    (15)     (14)     (4)
                                               ---     ---      ---     ---
Total costs and expenses                      (879)   (864)    (824)   (244)
                                               ---     ---      ---     ---
Operating income (loss)                        (37)   (124)      42      13

FINANCIAL EXPENSES, NET                         (8)    (10)       9       2
                                               ---     ---      ---     ---
Net income (loss) for the year                 (45)   (134)      51      15
                                               ===     ===      ===     ===


                       See notes to financial statements.


                            LEONARDO FEDERICI GUEDES
                                    Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                    (Stated in thousands of Argentine pesos)


                                                                                (Accumulated
                                                 Capital       Additional         deficit)
                                                  Stock      paid-in capital  Retained earnings      Total
                                              -------------  ---------------  -----------------   ----------

BALANCE DECEMBER 31, 1999                           197             89             (262)               24

Irrevocable capital contribution                      -             46                -                46

Net loss for the year                                 -              -              (45)              (45)

                                              --------------------------------------------------------------
BALANCE DECEMBER 31, 2000                           197            135             (307)               25

Irrevocable capital contribution                      -            141                -               141

Net loss for the year                                 -              -             (134)             (134)

                                              --------------------------------------------------------------
BALANCE DECEMBER 31, 2001                           197            276             (441)               32

Reduction of capital stock decided by the
Shareholders' Meeting held October 2, 2002
                                                   (172)           172                -                 -

Net income for the year                               -              -               51                51
                                              --------------------------------------------------------------
BALANCE DECEMBER 31, 2002                            25            448             (390)               83


                       See notes to financial statements.


                            LEONARDO FEDERICI GUEDES
                                    Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

     (Stated in thousands of Argentine pesos - ARP and U.S. dollars - US$)


                                                    Year ended December, 31
                                              ---------------------------------
                                                2000    2001    2002    2002
                                              ---------------- ----------------
                                                 ARP     ARP     ARP     US$
                                              ---------------- ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss) for the year                   (45)   (134)     51       15

Adjustments to reconcile net income (loss)
  to net cash provided by (used
  in) operating activities:
  Depreciation                                    13      15      14        4
  Provision for contingencies                     (9)     17      11        3
                                                 ---    ----    ----      ---
                                                 (41)   (102)     76       22
  Changes in assets and liabilities:
     Accounts receivable                          74      (1)    (93)     (27)
     Other assets                                (10)      7     (64)     (18)
     Accounts payable                            (53)     30     (28)      (9)
     Accrued payroll and payroll taxes           (11)     (7)     (9)      (3)
     Accrued taxes                               (39)    (36)    (13)      (4)
     Other liabilities                            (9)     (2)     14        4
                                                 ---    ----    ----      ---
                                                 (48)     (9)   (193)     (57)

Net cash used in operating activities            (89)   (111)   (117)     (35)
                                                 ===    ====    ====      ===


                            LEONARDO FEDERICI GUEDES
                                    Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

     (Stated in thousands of Argentine pesos - ARP and U.S. dollars - US$)


                                                    Year ended December, 31
                                              ---------------------------------
                                                2000    2001    2002    2002
                                              ---------------------------------
                                                 ARP     ARP     ARP     US$
                                              ---------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to office equipment                    (6)      (6)      -       -
                                                 --      ---     ---       --
Net cash used in investing activities            (6)      (6)      -       -
                                                 --      ---     ---       --

CASH FLOWS FROM FINANCING ACTIVITIES:

Transactions with related parties:
  Increase in (repayment of) intercompany
    debt                                          -      (38)    120       36
  Irrevocable capital contribution               46      141       -        -
Bank overdraft                                   20        -       -        -
                                                 --      ---     ---       --
Net cash provided by financing activities        66      103     120       36
                                                 --      ---     ---       --

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                                (29)     (14)      3        1
                                                 --      ---     ---       --

CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR                                44       15       1        -
                                                 --      ---     ---       --

CASH AND CASH EQUIVALENTS AT END OF YEAR         15        1       4        1
                                                 --      ---     ---       --

Supplemental disclosures of cash flow
information-

Cash paid during the year for Income taxes       23        1       -        -


                 See notes to financial statements.


                            LEONARDO FEDERICI GUEDES
                                    Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                       NOTES TO THE FINANCIAL STATEMENTS

                        DECEMBER 31, 2000, 2001 AND 2002

  (Amounts expressed in thousands of Argentine pesos - ARP and U.S. dollars -
                       US$, unless otherwise indicated)


1.   THE COMPANY AND ITS OPERATIONS:

     Localiza Master Franchisee Argentina S.A. ("the Company") is a corporation ("sociedad anonima") organized under the laws of the Republic of Argentina and domiciled in the city of Buenos Aires; its principal shareholder is Localiza Franchising Ltda. (Formerly Localiza System Ltda.), a company domiciled in Belo Horizonte, Brazil. The Company, engaged in the commercial use of licenses and trademarks, started its operations during the year 1992.

     The Company grants exclusive rights to its franchisees for defined geographic areas pursuant to renewable contracts. Franchisees generally pay the Company an initial fixed fee when the contract is signed, plus a monthly flat fee consisting of royalties and an advertising fee, based on gross revenues generated by the franchisees.

     On August 30, 1999 Localiza Franchising Ltda., acquired a 60% interest in the Company from EDS Inversora S.A. As a consequence of this transaction Localiza Franchising Ltda. increased its ownership in the Company to 99.99%.

     By virtue of the Master Franchise Agreement signed between the Company (as "franchisee") and Localiza Franchising Ltda. (as "franchisor"), the Company must pay Localiza Franchising Ltda. 1.5% of the car rental earned by the Company's franchisees. However, this payment was waived effective September 1999 due to the current Company's financial situation. This Master Franchisee Agreement has a 10-year term, starting March 1994.

2.   BASIS FOR PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS:

     a)   Accounting records

          The Company's accounting records are maintained in Argentine pesos (U$S1=$ 3,37 as of December 31, 2002) based on the criteria prescribed by the Argentine Corporate Law. These records serve as a basis for the distribution of results/dividends.

     b)   Presentation of the financial statements

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

     c)   Translation of balances from Argentine pesos to U.S. dollars

          The financial statements are stated in Argentine pesos, the currency of the country in which the company is incorporated and operates. The translations of Argentine peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Argentine pesos 3.37 to $1 U.S., the approximate free rate of exchange at December 31, 2002. Accordingly, it should not be construed that the financial statements in U.S. dollars present the financial position, results of operations, changes in shareholders' equity and cash flows in accordance with accounting principles generally accepted in the United States of America. Such translations should not be construed as representations that the Argentine peso amounts could be converted into U.S. dollars at the above or any other rate.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES:

     The financial statements expressed in Argentine pesos were prepared in conformity with accounting principles generally accepted in the United States of America, based on the following accounting policies:

     a) Allowance for doubtful accounts: Provided in an amount considered sufficient to cover eventual losses on accounts receivable, considering past experience, the current financial situation of the Company's customers and the status of past-due receivables.

     b) Office equipment: Valued at historical cost, are net of related accumulated depreciation, using the straight-line method over the estimated useful lives of the related assets.

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

          In the year ended December 31, 2000, and as a result of the enactment of Law No. 25,360 that extended the term over which the Company may compute minimum presumed income tax as payment on account of income tax to ten years, the Company has reversed on 2001 the valuation reserve against the deferred minimum presumed tax asset which had been charged to income during the prior year. In addition, the Company has recorded minimum presumed income tax, which has been included in the Other noncurrent receivables account as minimum presumed income tax. A full valuation allowance was recorded for the tax deferred asset (including the tax loss carryforward) as the Company believes it is not more likely than not that this asset will be recovered.

          The calculated tax loss carryforward will be available to offset future taxable income until 2005 and 2006. In each fiscal year in which the tax loss carryforward, the income tax benefit (effect of the tax rate over the tax loss carryforward utilized) will be realized provided income tax (after offsetting) equals or exceeds TOMPI, but will be reduced for any amount in which TOMPI may exceed income tax.

     d) Assets and liabilities denominated in foreign currencies - Foreign exchange gains and losses are included in the determination of income for the relevant periods.

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

                                                    December 31,
                                             --------------------------
                                              2001      2002      2002
                                             ------    ------    ------
                                               ARP       ARP       US$
                                             ------    ------    ------

4.   CASH:

     Cash                                        1         1         -
     Bank deposits                               -         3         1
                                               ---       ---        --
                                                 1         4         1
                                               ---       ---        --

5.   ACCOUNTS RECEIVABLE:

     Royalties and advertising fees            213       303        90
     Other                                      23        20         6
                                               ---       ---        --
                                               236       323        96
     Less-Allowance for doubtful accounts      (56)      (50)      (15)
                                               ---       ---        --
                                               180       273        81
                                               ---       ---        --

                                                    December 31,
                                             --------------------------
                                              2001      2002      2002
                                             ------    ------    ------
                                               ARP       ARP       US$
                                             ------    ------    ------

6.   OTHER ASSETS:


     Current:
     Director fees advances                      -        30         9
     Other                                       5        12         3
                                                --        --        --
                                                 5        42        12
                                               ===       ===       ===

     Non-current:
     Fiscal credits                             43        71        21
     Other                                       5         4         1
                                                --        --        --
                                                48        75        22
                                               ===       ===       ===

7.   OFFICE EQUIPMENT, NET:

     Furniture and fixtures                     29        56        17
     Software and equipment                     35         8         2
     Facilities                                  3         3         1
     Accumulated depreciation                  (40)      (54)      (16)
                                                --        --        --
                                                27        13         4
                                               ===       ===       ===

8.   DEFERRED INCOME TAXES:

     Temporary differences, which give rise to deferred tax assets are as follows:

                                                    December 31,
                                             --------------------------
                                              2001      2002      2002
                                             --------------------------
                                               ARP       ARP       US$
                                             --------------------------
      Allowance for doubtful accounts           20        18         5
      Accrued contingencies                      6        10         3
      Difference between tax and book
      value of office equipment                 (2)       --        --

      Tax loss carryforward (1)                 94        49        15
                                              ----       ---       ---
      Subtotal                                 118        77        23
      Valuation allowance                     (118)      (77)      (23)
                                              ----       ---       ---
      Net deferred tax asset                    --        --        --
                                              ====       ===       ===

     (1) Tax loss carryforward expires after five years. The expiration dates as of December 31, 2002 are as follows:

                     Year of
                    expiration          ARP             US$
                  --------------  --------------  --------------
                       2005              19               6
                       2006              30               9
                                         --              --
                                         49              15

     The Company has established a valuation allowance against the net deferred tax asset position at December 31, 2002 and 2001, as management believes that realization of these benefits is not probable. Realization of the future tax benefits related to net deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

9.   SHAREHOLDERS' EQUITY:

     After giving effect to the reduction of Capital stock approved by the Shareholders' meeting held October 2, 2002, as of December 31 2002, capital stock consisted of 25,000 shares, at a par value of ARP 1.00. Capital is held as follows:

                                             Shares in December 31,
                                         ------------------------------
                                            2000       2001     2002
                                         ------------------------------

     Localiza Franchising Ltda.           196,999    196,999    24,999
     Aristides Luciano Azevedo Newton           1          1         1
                                         ------------------------------
                                          197,000    197,000    25,000
                                         ------------------------------

10.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

                                              Year ended December, 31
                                      --------------------------------------
                                        2000      2001      2002      2002
                                      --------  --------  --------  --------
                                         ARP       ARP       ARP       US$
                                      --------  --------  --------  --------

     Collection commissions               30        21        -          -
     Provision for doubtful accounts      20        36        50        15
     Outside services                     38        34        56        17
     Other                                11        52       116        34
                                          --       ---       ---        --
                                          99       143       222        66
                                          ==       ===       ===        ==

11.  FINANCIAL EXPENSE, NET:

                                              Year ended December, 31
                                      --------------------------------------
                                        2000      2001      2002      2002
                                      --------  --------  --------  --------
                                         ARP       ARP       ARP       US$
                                      --------  --------  --------  --------

     Interest income                       -         1         7         2
     Interest expense                     (8)      (13)       (4)       (1)
     Tax on financial revenues             -        (3)
     Exchange gain                         -         5         6         1
                                          --       ---         -         -
                                          (8)      (10)        9         2
                                          ==       ===         =         =

12.  ARGENTINA'S RECENT ECONOMIC REFORMS


     In early January 2002, as Argentina's ongoing political and financial crisis deepened, the country defaulted on its massive foreign debt and the Government abandoned the decade-old fixed peso-dollar exchange rate and permitted the peso to float freely against the U.S. dollar. The peso free market opened on January 11, 2002 and traded at 1.65 pesos to the U.S. dollar and has been volatile since. As of December 31, 2002, the Argentine peso traded at 3.37 pesos to the U.S. dollar.

     The devaluation of the Argentine peso affected and will generally affect the Company's financial statements by generating foreign exchange gains or losses on monetary assets and liabilities denominated in foreign currencies, and will generally result in a decrease, in U.S. dollar terms, in the Company's revenues, costs and expenses in Argentina. The devaluation may have adverse, unknown and unforeseeable effects on the Company.

     Numerous uncertainties exist surrounding the ultimate resolution of Argentina's economic and political instability and actual results could differ from those estimates and assumptions utilized. The Argentine economic and political situation continues to evolve and the Argentine Government may enact future regulations or policies, or change its interpretation of current regulations and policies, whose ultimate effect on the Company's financial position and the related impact on the Company's future operations, if any, cannot be predicted with certainty at this time.

13.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     Balances and revenues (expenses) on transactions made during the years ended as of December 31, 2000, 2001 and 2002 with Localiza Franchising Ltda. are as follows:

                                            Localiza Franchising Ltda.
                                                As of December 31,
                                     ------------------------------------------
                                        2000            2001             2002
                                     ------------------------------------------

     Payables                             70              32              152

     Income (expense)

     Other charges                         -             (10)               -
     Interest paid                         -               1                -
     Expense reimbursement                 -              27                -

     During 2001, the Company's shareholder has transferred to Localiza MFA, effective January 1st 2001, the rights and obligations derived from franchise agreements signed with franchisees from Paraguay, Uruguay, Bolivia, Mexico, Peru and Aruba. Accordingly, Royalties and advertising fees include around 100 for franchise fees related to the above-mentioned operation.

14.  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations". SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and to all business combination accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The adoption of SFAS No. 141 had no impact on the Company.

     In June 2001 the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early application of SFAS No. 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. The adoption of SFAS No. 142 had no impact on the Company.

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which is effective for years beginning after June 15, 2002, which will be the Company's fiscal year 2003. SFAS No. 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the related asset and depreciated over the life of the asset. The liability is accreted each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company does not believe that the adoption of SFAS No. 143 will have a material impact on its results of operations and financial position.

     In August 2001 the FASB issued SFAS No. 144, "Accounting for the impairment or Disposal of Long-Lived Assets". The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001 with early application encouraged. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of an supersedes SFAS No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". However, this Statement retains the fundamental provision of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions" for segments of a business to be disposed of to expand discontinued operations presentation to a component of an entity. Finally, SFAS No. 144 amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a temporarily controlled subsidiary. The adoption of SFAS No. 144 had no impact on the Company

     In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of "April 2002" ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002. The Company does not believe that the adoption of SFAS No. 145 will have a material impact on its results of operations and financial position.

     In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognised at the date of an entity's commitment to an exit plan. SFAS No. 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company does not believe that the adoption of SFAS No. 146 will have a material impact on its results of operations and financial position.

     In October 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 147, Acquisitions of Certain Financial Institutions ("SFAS No. 147"). This Statement removes acquisitions of financial institutions from the scope of Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. In addition, this Statement amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor - and borrower - relationship intangible assets and credit cardholders intangible assets. SFAS No. 147 is effective immediately upon issuance. Adoption of this Statement has not a material impact on the Company.

     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("Statement 148"). Statement 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("Statement 123") and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure requirements of Statement 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of Statement 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Adoption of Statement 148 has not a material impact on the Company.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002.We do not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on our financial position, cash flows or results of operations.


                            LEONARDO FEDERICI GUEDES
                                    Chairman

                                 Exhibit Index


1.1    Charter and bylaws of Localiza Rent A Car S.A. (English translation)

1.2    Charter and bylaws of Total Fleet S.A. (English translation)(1)

1.3    Charter and bylaws of Localiza Franchising S.A. (English translation)

1.4 Charter and bylaws of Prime Prestadora de Servicos S.A. (English translation)

1.5 Charter and bylaws of Localiza Master Franchisee Argentina S.A. (English translation)

8.1    List of significant subsidiaries

10.1 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Localiza)

10.2 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Total Fleet)

10.3 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Franchising)

10.4 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Prime)

10.5   Consent of Deloitte & Co. S.R.L. for the year ended December 31, 2002
       (MFA)

10.6   Letter from MFA regarding certain representations given by Andersen(2)

10.7   Notice issued by MFA regarding consent of Andersen

10.8 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Localiza)

10.9 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Total Fleet)

10.10 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Franchising)

10.11 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Prime)

10.12  Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
       (MFA)

----------
(1) Incorporated by reference to our Annual Report in Form 20-F for fiscal year ended Decmeber 31, 2001 (File No. 333-8128) filed with the SEC on June 28, 2002.

(2)  Copy of a letter filed with the SEC on June 28, 2002.