Form 20-F
period 2003-12-31
LOCALIZA MASTER FRANCHISEE ARGENTINA SA; LOCALIZA FRANCHISING LTDA; TOTAL FLEET SA; LOCALIZA RENT A CAR SA /ADR/; PRIME SERVICE PROVIDER LTD
filed 2004-06-29
CIK 1144237, 1051966, 1057441, 1084057, 1089929

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 20-F

     (Mark One)
        [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                       OR

        [X]         ANNUAL REPORT PURSUANT TO SECTION 13 OR
                    15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended: December 31, 2003

          333-8128                  333-8128-01                333-8128-02              333-8128-03               333-8128-04
                                                                                    PRIME PRESTADORA DE         LOCALIZA MASTER
  LOCALIZA RENT A CAR S.A.   LOCALIZA FRANCHISING S.A.      TOTAL FLEET S.A.           SERVICOS S.A.       FRANCHISEE ARGENTINA S.A.
 --------------------------   -----------------------    -----------------------  -----------------------   -----------------------
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      Title
                                      -----
                     10 1/4% Series B Senior Notes due 2005
              Guarantees of 10 1/4% Series B Senior Notes due 2005

The number of outstanding shares/quotas of each of the issuers' classes of stock as of December 31, 2003 was:

                                                                                                               LOCALIZA MASTER
                                                                                   PRIME PRESTADORA DE           FRANCHISEE
  LOCALIZA RENT A CAR S.A.    LOCALIZA FRANCHISING S.A.      TOTAL FLEET S.A.          SERVICOS S.A.            ARGENTINA S.A.
---------------------------  --------------------------  ----------------------  -------------------------  ------------------------
On December 31, 2003, there    On December 31, 2003,     On December 31, 2003,       On December 31, 2003,    On December 31, 2003,
  were 15,360,000 common     there were 116,254 common   there were 109,630,000   there were 15,000 common  there were 25,000 common
shares outstanding, no par     shares outstanding, no        common shares         shares outstanding, no    shares outstanding, par
      value per share            par value per share      outstanding, no par       par value per share     value ARP1.00 per share
                                                           value per share

     Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.
                                 Yes [X] No [ ]

     Indicate by check mark which financial statement item the registrants have elected to follow.
                            Item 17 [ ] Item 18 [X]

================================================================================

                                Table of Contents
                                -----------------

                                                                            Page


Presentation of Information....................................................1

FORWARD-LOOKING STATEMENTS.....................................................1

                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............3

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.............................3

ITEM 3.    KEY INFORMATION.....................................................3
           A.   Selected Consolidated Financial Data...........................3
           B.   Capitalization and Indebtedness................................8
           C.   Reasons for the Offer and Use of Proceeds......................8
           D.   Risk Factors...................................................8

ITEM 4.    INFORMATION ON THE COMPANY.........................................17
           A.   History and Development of the Company........................17
           B.   Business Overview.............................................18
           C.   Organizational Structure......................................27
           D.   Description of Property.......................................28

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................29
           A.   Operating Results.............................................29
           B.   Liquidity and Capital Resources...............................40
           C.   Research and Development, Patents and Licenses................42
           D.   Trend Information.............................................42
           E.   Off-Balance Sheet Arrangements................................42
           F.   Tabular Disclosure of Contractual Obligations.................42

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................43
           A.   Directors and Senior Management...............................43
           B.   Compensation..................................................47
           C.   Board Practices...............................................48
           D.   Employees.....................................................49
           E.   Share Ownership...............................................50

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................50
           A.   Major Shareholders............................................50
           B.   Related Party Transactions....................................51
           C.   Interests of Experts and Counsel..............................51

ITEM 8.    FINANCIAL INFORMATION..............................................51
           A.   Consolidated Statements and Other Financial Information.......51
           B.   Significant Changes...........................................52

ITEM 9.    THE OFFER AND LISTING..............................................52
           A.   Offer and Listing Details.....................................52
           B.   Plan of Distribution..........................................52
           C.   Markets.......................................................52
           D.   Selling Shareholders..........................................52
           E.   Dilution......................................................52
           F.   Expenses of the Issue.........................................52

ITEM 10.   ADDITIONAL INFORMATION.............................................52
           A.   Share Capital.................................................52
           B.   Memorandum and Articles of Association........................52
           C.   Material Contracts............................................59
           D.   Exchange Controls.............................................59
           E.   Taxation......................................................60
           F.   Dividends and Paying Agents...................................60
           G.   Statement by Experts..........................................60
           H.   Documents on Display..........................................60
           I.   Subsidiary Information........................................60

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........60

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............62

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................62

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
           PROCEEDS...........................................................62

ITEM 15.   CONTROLS AND PROCEDURES............................................62

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT....................................63

ITEM 16B. CODE OF ETHICS......................................................63

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES..............................63

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS...............................................64

ITEM 18.   FINANCIAL STATEMENTS...............................................64

ITEM 19.   EXHIBITS...........................................................64

Signatures....................................................................66

                           Presentation of Information

General

     Credit Suisse First Boston Corporation, or CSFB, is an affiliate of the Donaldson, Lufkin & Jenrette Merchant Banking Funds, or DLJMB Funds, which beneficially owns approximately 33.33% of Localiza's outstanding common stock. CSFB is also an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, or DLJ, which acted as initial purchaser in connection with the original private offering of Localiza's 101/4% Series A Senior Notes in the aggregate principal amount of US$100 million, referred to in this annual report as the "Notes", and as a market maker for the Notes. CSFB, New York branch, now acts as market maker for the Notes in lieu of DLJ. All references to "Notes" refer to the US$100 million aggregate principal amount of 101/4% Series A Senior Notes due 2005 issued in October 1997 that we exchanged, on April 10, 1998, for US$100 million aggregate principal amount of 101/4% Series B Senior Notes due 2005.

     In this annual report "we", "us" and "our" refer to Localiza Rent a Car S.A., known as Localiza, a company incorporated and existing under the laws of Brazil, and its consolidated subsidiaries. Localiza's consolidated subsidiaries are: Total Fleet S.A., known as Total Fleet, a company incorporated and existing under the laws of Brazil; Localiza Franchising S.A., known as Franchising, a company incorporated and existing under the laws of Brazil; Prime Prestadora de Servicos S.A., known as Prime, a company incorporated and existing under the laws of Brazil; and Localiza Master Franchisee Argentina S.A., known as MFA, a company incorporated and existing under the laws of Argentina.

     All references to the "real", "reais", or "R$" are to the Brazilian reais, the official currency of Brazil. All references to "U.S. dollars", "dollars" or "US$" are to United States dollars. All references to "peso", "pesos" and "ARP" are to Argentine pesos, the official currency of Argentina.

     Localiza Franchising S.A. was originally organized as a limited liability company. At a quotaholders' meeting held on May 1, 2003, the quotaholders of Franchising approved its transformation from a limited liability company into a corporation (sociedade anonima). At the same date, the quotaholders of Prime approved its transformation from a limited liability company into a corporation (sociedade anonima).

     On March 31,2004, Franchising was spun-off and generated a new company named Localiza Franchising Brasil SA, currently responsible for the Brazilian franchising operations. Franchising just maintained in its books the investment in MFA.

Financial Statements

     The audited financial statements of Localiza, Franchising and MFA as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003, and the notes thereto, contained herein have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

     Localiza and Franchising also prepare financial statements in accordance with Law No. 6,404 dated December 15, 1976, as amended, known as the Brazilian Corporation Law. These financial statements are presented in constant currency. Brazilian income taxes and dividends are determined on the basis of results of operations as presented in the Brazilian Corporation Law financial statements. In addition, MFA also prepares financial statements in accordance with Argentine GAAP. See Item 8 Financial Information.


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

     Forward-looking statements may also be identified by words such as "believe", "expect", "anticipates", "project", "intend", "should", "seek", "estimate", "future" or similar expressions. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

     The audit reports for the consolidated audited financial statements of each of Localiza and Franchising as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003 included in this annual report were issued by Deloitte Touche Tohmatsu Auditores Independentes, located at Rua Paraiba, 1122, 20th Floor, 30130-141, Belo Horizonte, Minas Gerais, Brazil.

     The audit report for the audited financial statements of MFA as of December 31, 2002 and 2003 and for the two years in the period ended December 31, 2003 included in this annual report was issued by Deloitte & Co. S.R.L., located at Calle Florida, 234, 5th Floor, C1005AAF, Buenos Aires, Argentina. The audit report for the audited financial statements of MFA for the year ended December 31, 2001, included in this annual report, was issued by Pistrelli, Dyas y Associados in Argentina, a former member firm of Andersen S/C, located at Av. 25 de Mayo 487, 1002, Buenos Aires, Argentina, which has ceased operations.

A.   Selected Consolidated Financial Data

     The following tables present selected historical financial data for Localiza, Franchising and MFA, and should be read in conjunction with the audited financial statements included in this annual report. All financial information relating to Localiza and Franchising is presented in nominal reais. All financial information relating to MFA is presented in Argentine pesos.

     Under the terms of the Notes, Localiza's subsidiaries have fully and unconditionally guaranteed on a joint and several basis Localiza's obligations to pay principal and interest relative to the Notes. The subsidiaries Total Fleet S.A. and Prime Prestadora de Servicos S.A. are wholly-owned subsidiaries of Localiza and management has determined that separate financial statements of the wholly-owned subsidiary guarantors would not be useful to potential investors and, accordingly, such financial statements are not provided. See note 28 to the Localiza audited financial statements.

     Franchising acquired MFA on August 17, 1999, and the audited financial statements of Localiza and Franchising reflect the financial condition and results of operations of MFA from the date of its acquisition.

     For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income from continuing operations before provision for income tax and minority interest plus fixed charges. Fixed charges consist of interest expenses, amortization of prepaid expenses for the Senior Notes and the interest portion of rental expenses. Fixed charges do not take into account any gains on monetary position associated with indebtedness or any exchange gains or losses attributable to indebtedness.

     For purposes of computing dividends per common share, we use shares outstanding on the date of payment of the dividends. When dollar figures are given, we calculated the amount of the dividend payment in U.S. dollars using the exchange rate from the date of the dividend payment.

     The table below presents selected historical financial data for Localiza.


                                                                   Year Ended December 31,
                                           -------------------------------------------------------------------------
                                               1999          2000           2001          2002           2003
                                               ----          ----           ----          ----           ----
                                                                          U.S. GAAP
                Localiza                   -------------------------------------------------------------------------
             (consolidated)                                          (in thousands of reais)
Income Statement Data
Net revenues..........................       R$  244,677    R$ 310,074     R$ 420,445   R$  476,964    R$  532,034
Operating income......................            51,922        81,662        106,370       115,288        111,168
Net income before cumulative effect
   of a change in accounting principle            18,537        44,655         43,888        26,649        105,640
Extraordinary Gain (*)................             1,394             -              -             -              -
Cumulative effect of a change in
   accounting principles (**).........                 -             -           (907)            -              -
Net income............................            19,931        44,655         42,981        26,649        105,640
Balance Sheet Data
Current assets........................           187,439       279,701        346,582       404,454        496,455
Noncurrent assets.....................           112,761       112,042        132,071       142,291        142,663
Property and Equipment, net...........             7,318         7,922         12,534        15,126         18,581
Goodwill..............................               436         4,874          4,704         4,704          4,704
   Total assets.......................           307,954       404,539        495,891       566,575        662,403
Short-term debt.......................             6,315        36,375         31,540         6,616         13,719
Other current liabilities.............            17,821        32,851         41,249        44,690        111,083
   Total of current liabilities.......            24,136        69,226         72,789        51,306        124,802
Long-term debt........................           132,207       144,504        171,478       261,111        213,512
Other non-current liabilities.........            22,318        26,660         60,446        59,444         80,856
   Total of non-current liabilities...           154,525       171,164        231,924       320,555        294,368
   Total liabilities..................           178,661       240,390        304,713       371,861        419,170
Minority interest.....................               125            95             85            92             17
Capital stock.........................           106,303       117,523        122,923       135,723        153,693
Accumulated earnings..................            22,212        46,156         67,784        59,374         89,523
Other comprehensive income (expense)..               653           375            386          (475)            --
   Shareholders' equity...............           129,168       164,054        191,093       194,622        243,216
Other Selected Data
Cash dividends (in reais).............             5,167         7,526         15,000        20,000         54,350
Cash dividends (in U.S. dollars)......             3,023         4,318          6,853         8,236         17,804
Interest on capital (in reais)(1).....             5,256        13,100          6,353        15,059         21,141
Interest on capital (in U.S. dollars).             2,938         6,691          2,756         4,262          7,317
Ratio of earnings to fixed charges....               2.0          3.32           2.80          1.99           5.49

---------------------------------------
(*)  Gain in the partial repurchase of own senior notes.
(**) Adoption of SFAS 133.
(1)  See note 20(c) to the Localiza financial statements


     The table below presents selected historical financial data for Franchising.

                                                                     Year Ended December 31,
                                           -------------------------------------------------------------------------
                                                 1999         2000          2001           2002            2003
                                                 ----         ----          ----           ----            ----
                                                                         U.S. GAAP
                                           -------------------------------------------------------------------------
                Franchising                                         (in thousands of reais)
              (consolidated)
Income Statement Data
Net revenues............................       R$    5,001    R$   6,444   R$    5,056     R$   5,111    R$   5,456
Operating income .......................             1,921         1,490           463          1,986         2,285
Net income .............................             1,442           932             1          1,516         1,407
Balance Sheet Data
Current assets..........................             2,232         2,369         2,799          3,473         2,370
Noncurrent assets.......................               499           564           585            597           569
Office Equipment, net...................               255           228           140             93            98
Goodwill................................               623           489            --             --            --
   Total assets.........................             3,609         3,650         3,524          4,163         3,037
Current liabilities.....................             1,303         1,359         1,125          2,200         1,949
Noncurrent liabilities..................               777         1,020         1,263            746           864
   Total liabilities....................             2,080         2,379         2,388          2,946         2,813
Capital stock...........................             1,200         1,200         1,200          1,200           200
Accumulated earnings (deficit) .........               329            71           (64)            17            24
   Shareholders' equity.................             1,529         1,271         1,136          1,217           224
Other Selected Data
Cash dividends (in reais)...............             1,233         1,135            30          1,435         1,400
Cash dividends (in U.S. dollars)........               677           628            12            454           482
Interest on capital (in reais)..........                62            55           106             --            --
Interest on capital (in U.S. dollars)...                34            31            46             --            --
Ratio of earnings to fixed charges......             56.66         24.02         11.91          45.92         15.27

     The table below presents selected historical financial data for MFA.

                                                                            Year Ended
                                                  -------------------------------------------------------------
                                                  November     December     December     December      December
                                                  30, 1999     31, 2000     31, 2001     31, 2002      31, 2003
                                                  --------     --------     --------     --------      --------
                                                                            U.S. GAAP
                                                  -------------------------------------------------------------
                      MFA                                                 (in thousands of pesos)
Income Statement Data
Net revenues...............................      ARP   872    ARP   842    ARP   740    ARP   866    ARP   982
Operating income (loss)....................           (224)         (37)        (124)          42           35
Net income (loss)..........................           (248)         (45)        (134)          51           97
Balance Sheet Data
Current assets.............................            274          224          186          319          520
Noncurrent assets..........................             38           30           48           75          185
Deferred income tax........................             --           --           --           --           62
Office Equipment, net......................             45           36           27           13            7
     Total assets..........................            357          290          261          407          774
Current liabilities........................            252          260          207          295          554
Noncurrent liabilities.....................            114            5           22           29           40
     Total liabilities.....................            366          265          229          324          594
Capital stock..............................            286          332          473           25           25
Accumulated earnings (deficit).............           (295)        (307)        (441)          58          155
     Shareholders' equity..................             (9)          25           32           83          180
Other Selected Data
Cash dividends (in pesos)..................             --           --           --           --           --
Cash dividends (in U.S. dollars)...........             --           --           --           --           --
Interest on capital (in pesos).............             --           --           --           --           --
Interest on capital (in U.S. dollars)......             --           --           --           --           --
Ratio of earnings to fixed charges(1)......             --           --           --        13.75        18.50

---------------------------------------
(1)  Under U.S. GAAP, MFA's earnings were insufficient to cover fixed charges in the amount of ARP243 thousand for the year ended November 30, 1999, ARP45 thousand for the year ended December 31, 2000 and ARP134 thousand for the year ended December 31, 2001.


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

                                 Exchange rates of nominal reais per US$ 1.00
                                 ---------------------------------------------
                                   High         Low       Average   Period-End
                                  ------       -----      -------   ----------
           Year Ended:
 December 31, 1999...........      2.165       1.208      1.851(1)    1.789
 December 31, 2000...........      1.985       1.723      1.835(1)    1.955
 December 31, 2001...........      2.801       1.936      2.353(1)    2.320
 December 31, 2002...........      3.955       2.271      2.998(1)    3.533
 December 31, 2003...........      3.662       2.822      3.060(1)    2.889

           Month Ended:
 December 31, 2003...........      2.943       2.888      2.916(2)    2.889
 January 31, 2004............      2.941       2.802      2.872(2)    2.941
 February 28, 2004...........      2.988       2.904      2.946(2)    2.914
 March 31, 2004..............      2.941       2.875      2.908(2)    2.909
 April 30, 2004..............      2.952       2.874      2.913(2)    2.945
 May 31, 2004................      3.205       2.957      3.081(2)    3.129

------------------------------
Source: Central Bank of Brazil
(1) Average of the foreign exchange rates on the last day of each month in the period.
(2)  Average of the high and low foreign exchange rates for each month.

     On June 21, 2004, the commercial selling exchange rate was R$3.130 per US$1.00.

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

                             Exchange rates of nominal pesos per US$ 1.00
                             ---------------------------------------------
                              High         Low       Average    Period-End
                              ----         ---       -------    ----------
            Year Ended:
December 31, 1999..........   1.000       1.000     1.000(1)       1.000
December 31, 2000..........   1.000       1.000     1.000(1)       1.000
December 31, 2001..........   1.000       1.000     1.000(1)       1.000
December 31, 2002..........   3.918       1.403     3.232(1)       3.377
December 31, 2003..........   3.377       2.766     2.959(1)       2.946

            Month Ended:
December 31, 2003..........   2.966       2.936     2.951(2)       2.946
January 31, 2004...........   2.946       2.876     2.911(2)       2.916
February 28, 2004..........   2.956       2.916     2.936(2)       2.931
March 31, 2004.............   2.941       2.871     2.906(2)       2.871
April 30, 2004.............   2.876       2.816     2.846(2)       2.843
May 31, 2004...............   2.966       2.856     2.911(2)       2.966

------------------------
Sources: Central Bank of Argentina; National Bank of Argentina
(1) Average of the foreign exchange rates on the last day of each month in the period.
(2)  Average of the high and low foreign exchange rates for each month.

     On June 21, 2004, the free floating selling rate was ARP2.976 per US$1.00.

B.   Capitalization and Indebtedness

     Not applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

D.   Risk Factors

  Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.

     Brazilian economy has been affected by frequent and significant intervention by the Brazilian government, which has often changed monetary, tax, credit, tariff and other policies to influence the course of Brazil's economy. The Brazilian government's actions to control inflation and implement other policies have at times involved wage and price controls as well as other interventionist measures such as nationalization, raising interest rates, freezing bank accounts, imposing capital controls and inhibiting international trade in Brazil. Changes in policy involving tariffs, exchange controls, regulation and taxation could adversely affect our business and financial results and the market price of the Notes. Inflation, currency devaluation, social instability and other political, economic or diplomatic developments, as well as the Brazilian government's response to such developments, could also adversely affect our business and the market price of the Notes.

     On January 1, 2003, Luiz Inacio Lula da Silva, known as Lula, a member of the Brazilian Worker's Party, took office as the new President of Brazil. In the period leading up to and immediately following President Lula's election, there was substantial uncertainty regarding the policies that his new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets and a 34% devaluation of the real between April 2002 and February 2003. Between March 2003 and September 2003, the real appreciated 15% against the U.S. dollar. From October 2003 to May 2004, the Real remained stable at approximately R$2.90 per US$1.00. Although the new government has not departed in any material way from previous policies, it cannot be predicted whether the new government will continue its current policies or will pursue different policies, whether these new policies, if implemented, will be effective, and how investors and the capital markets will react to them. Any substantial negative reaction to the policies of the Brazilian government could adversely affect our business, financial condition, results of operations or prospects and the market price of the Notes. Any new program adopted could result in increased fiscal deficits, increased taxation, inflation or low economic growth, any one of which could adversely affect our business, operations or prospects. Furthermore, uncertainty over what policies the current Brazilian government may propose or adopt in the future may have an impact on our business and may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian and international securities markets.

     Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm us.

     Brazil has historically experienced extremely high rates of inflation. Since the introduction of the real in July 1994 under the Real Plan, Brazil's inflation rate has been substantially lower than in previous periods. The inflation rate, as measured by the Indice Geral de Precos -- Mercado, the general market price index in Brazil, or IGP-M, which was 1.8% in 1998, recorded an increase to 20.1% in 1999 as a result of the devaluation of the real beginning in January 1999, decreasing to 10.0% in 2000, 10.4% in 2001 and 25.3% in 2002, reflecting a depreciation of the real against the U.S. dollar of 52.3%, largely the result of uncertainties and risks inherent in the Brazilian presidential succession campaign. In 2003, the inflation rate as measured by the IGP-M decreased to 8.7%. From January 1, 2004 until May, 2004 inflation rate as measured by the IGP-M was 5.3%. There can be no assurance that recent lower levels of inflation will continue. A substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to access the international capital markets.

     In the event Brazil suffers high levels of inflation in the future, our results of operations may be affected, which could adversely affect our ability to satisfy payment obligations under Notes. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy, which in turn could adversely affect our results of operations and the market value of the Notes.

     Fluctuations in the value of the Brazilian currency against the value of the U.S. dollar and fluctuations in Brazilian interest rates could harm our ability to make payments under the Notes.

     The relationship of Brazil's currency to the value of the U.S. dollar, the relative rates of devaluation of Brazil's currency and the prevailing rates of inflation have affected and may in the future affect general market conditions thus affecting our financial results which could harm our ability to make payments under the Notes.

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

     After the introduction of the Real Plan on July 1, 1994, the real initially appreciated against the U.S. dollar. In an effort to address concerns about the overvaluation of the real relative to the U.S. dollar, in March 1995 the Brazilian government established a trading band for the real against the U.S. dollar with a view to a gradual devaluation of the currency. As a result of economic instability in Brazil in late 1998 and early 1999, the trading band was abandoned, resulting in a significant devaluation of the currency against the U.S. dollar. Since January 1, 1999, the real/U.S. dollar exchange rate has fluctuated significantly. On December 31, 2000, the rate was R$1.96 per US$1.00. After the real dropped to a then historical low of R$2.47 per US$1.00 on June 20, 2001, the Central Bank announced a series of defensive measures including intervention in the foreign exchange market by selling U.S. dollars and buying reais. Following the terrorist attacks in New York and Washington D.C. on September 11, 2001, the real devalued to a low of R$2.80 per US$ 1.00 on September 21, 2001. The real subsequently recovered, but in 2002, and particularly in the second and third quarters in advance of the elections, the real again devalued and on December 31, 2002 the exchange rate was R$3.53 per US$ 1.00. The real has since recovered and since mid-2003 has been relatively stable, with an exchange rate of R$2.89 per US$ 1.00 at December 31, 2003 and R$2.97 per US$1.00 at May 31, 2004. However, there can be no assurance that the real will maintain its current value against the U.S. dollar or that the Brazilian government will not reimplement the trading band policy or any other type of currency exchange control mechanism.

     We contracted swap transactions exchanging our U.S. dollar-denominated debt obligations for the domestic interest rate aiming to protect us from the devaluation of the real. However, our hedging strategy may not be successful in minimizing our exposure to certain market risks which could result in monetary losses. See Item 11. Quantitative and Qualitative Disclosures about Market Risk for information about our foreign exchange risk hedging policy. Devaluations of the real relative to the U.S. dollar may also create additional inflationary pressures in Brazil that may negatively affect us. Such conditions generally curtail access to foreign financial markets and may require government intervention, including recessionary governmental policies.

     Controls and restrictions on U.S. dollar remittances could harm our ability to make payments under the Notes.

     Holders of the Notes may be adversely affected if the Brazilian government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of the real into foreign currencies.

     The Brazilian government currently restricts the ability of Brazilian and foreign persons or entities to convert Brazilian currency into U.S. dollars or other currencies other than in connection with certain authorized transactions registered with the Central Bank of Brazil (the "Central Bank") or otherwise permitted under Central Bank regulations. Furthermore, it is uncertain whether the Brazilian government will in the future impose a more restrictive exchange control policy (including by changing existing regulations) that would have the effect of preventing or restricting our access to foreign currency with which to meet foreign currency obligations or expenses, including obligations under the Notes. For instance, there can be no assurance that mechanisms for obtaining in Brazil the U.S. dollars necessary to perform such obligations will exist at the time of payment, a more restrictive control policy will not be adopted a special authorization from the Central Bank to make payments in foreign currency will not be required. There can be no assurance that existing or future mechanisms will remain legally or commercially available or that any necessary Central Bank approval will be obtained or that such approval will be obtained on a timely basis.

     The likelihood that such restrictions may be imposed by the Brazilian government at any time may be affected by, among other factors beyond our control such as the extent of Brazil's foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy toward the International Monetary Fund (the "IMF"), political constraints to which Brazil may be subject, and global economic and political conditions, all of which are factors that are beyond our control. Although payments by issuers located in Brazil in respect of securities issued in the international capital markets to date have not been subject to restrictions imposed by the Brazilian government, no assurance can be given that such restrictions may not be imposed in the future. Any such restrictions could adversely affect our business, operations or prospects, and our ability to make timely payments on the Notes, as the case may be.

     Developments impacting the liquidity of the Brazilian economy may adversely affect our financial condition or results of operations.

     The Brazilian economy has been subject to a number of developments or conditions that have significantly affected the availability of credit. External factors, including the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian economic crisis of 1998, the Brazilian economic crisis of 1999, the Argentine economic crisis in 2001 and elections in Brazil in 2002 have from time to time resulted in significant outflows of funds and reductions in the amount of foreign currency being invested in Brazil, notwithstanding significant increases in interest rates designed to stem capital outflow. In addition, to control inflation in general, the Brazilian government, in order to comply with covenants under IMF financing, has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit. The combination of these developments has made it difficult at times for certain companies and financial institutions in Brazil to obtain cash and other liquid assets. Any future disruptions affecting the liquidity of the Brazilian economy may adversely affect our financial condition or results of operations.

     The failure of Brazil to secure IMF financing could lead to economic instability and subsequently affect our ability to make payments under the Notes.

     During the second quarter of 2002, the Brazilian financial markets were pressured as a result of uncertainties related to the potential economic policies of the next government, the general increase of the global aversion to risk and uncertainty in the international financial markets. The Brazilian government tried to mitigate such uncertainties and ease the upcoming political transition by reinforcing its economic policies and requesting the termination of its previous agreement with the IMF and entering into a new agreement with the IMF that was set to expire at the end of 2003. In September 2002, the IMF approved this new facility in the total amount of approximately US$30 billion. US$3.0 billion was drawn at the time of formal approval in September; a second tranche of US$3.0 billion was drawn after the first review in December 2002. During 2003, the IMF approved the drawdown of a third tranche of US$4.1 billion in March and a further tranche of US$9.3 billion in June. In September 2003, the IMF approved an additional drawdown of US$4.2 billion. In November 2003, the IMF approved a standby agreement with Brazil in the approximate amount of US$14.0 billion, consisting of US$8.0 billion under the September 2002 facility that has not yet been drawn down and approximately US$6.0 billion in new funding. The IMF also agreed to the Brazilian government's request to repay approximately US$5.8 billion of loans in 2005 and 2006. The Brazilian government has successfully met all conditions and reviews imposed by the IMF, but it may be unable to meet the conditions to draw the remaining funds under the IMF package.

     Any inability to secure IMF financing could adversely affect Brazil's ability to meet its domestic and international debt obligations, lead to economic instability and result in a loss of investor confidence. Any such effect could have a material adverse effect on our results of operations and financial condition, their ability to make payments under the Notes, and the market price of the Notes.

     Developments in other emerging markets may adversely affect our financial condition and results of operations.

     The market for securities issued by Brazilian companies is influenced by economic, political and market conditions in Brazil and in other emerging market countries, especially those in Latin America, and in the United States. Although economic conditions are different in each country, investors' reactions to developments in one country may affect the capital markets in other countries. Developments or conditions in other emerging market countries have from time to time significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. Such developments or conditions may adversely affect our ability to borrow funds on acceptable terms or to raise capital when and if there should be a need.

     For example, the market for debt instruments issued by emerging market companies (including Brazilian companies and banks) experienced increased levels of volatility, which adversely affected the price of such securities, following each of the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian economic crisis of 1998, the Brazilian economic crisis of 1999, and--to a more localized degree--the Argentine economic crisis in 2001 and elections in Brazil in 2002. Periods of increased market volatility may have a material adverse effect on our financial condition and results of operations.

     Additionally, since September 11, 2001, the threat of a major terrorist attack has exacerbated volatility in the financial markets and caused consumer, corporate and financial confidence to weaken. We cannot predict what effects any future terrorist attacks may have on the international, U.S. or Brazilian economies or financial markets. Further, there can be no assurance as to what consequences those events may have on investors' perceptions of risk in emerging markets or securities in general. Increased volatility in financial markets may adversely affect our ability to access the international financial markets and/or their results of operations.

  Risks related to Argentina

     The macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on MFA's results of operations and financial condition.

     At the end of 2001, Argentina suffered a deep social and economic deterioration accompanied by high political and economic instability. The restrictions on bank deposits withdrawals, the suspension of payment of Argentina's external debt and the abrogation of the convertibility of the peso (and the consequent depreciation of the peso against the dollar) have resulted in a deep negative shock to the Argentine economic system, resulting in contraction of the economic activity, increasing inflation and high volatility of the exchange rate. In 2002, widespread political protests and social disturbances occurred on a near-daily basis. The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment, including tax regulations, and the absence of a clear political consensus in favor of the government and any particular set of economic policies, have created great uncertainty. As a result, virtually all commercial and financial activities in Argentina were reduced significantly in 2002. Since the second half of 2002, the exchange rate has stabilized and economic activity has shown signs of recovery, fuelled by industrial sectors. Nevertheless the economic and political instability is still significant and may continue to affect the Argentine economy. In addition the Argentine insolvency and the lack of restructure of its sovereign debt may hinder the economy growth. Furthermore, the uncertainty regarding the adoption of government measures related to key sectors of the economy, such as public service companies and the financial system have had a negative impact over private companies' growth and investments.

     Inflation slowed in 2003, with the Argentine consumer price index increasing by 3.7% and the wholesale price index increasing by 1.9% in 2003. For the first three months of 2004, the Argentine consumer price index increased by 1.1% and the wholesale price index increased by 1.6%. Despite recent slowing of inflation rates, if the Central Bank issues significant amounts of currency to finance public sector spending or to assist financial institutions in distress or if the value of the peso cannot be stabilized by positive expectations for Argentina's economic future and/or strict fiscal and monetary policies, an increase in inflation rates can be expected.

     The Central Bank of Argentina has imposed restrictions on the transfer of funds abroad, which may have a negative effect in the event MFA has to make payments as a guarantor of the Notes.

     From December 3, 2001 until January 2, 2003, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. Effective January 2, 2003, the Argentine Central Bank's prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest is no longer required provided that certain conditions are met. In this regard, if MFA would have to make payments as a guarantor of the Notes, that would only be possible under argentine law if MFA meets the requirements stated under the Central Bank of Argentina regulations, specially under Communication "A" 3602 of the Central Bank of Argentina (and its complementary and applicable regulations) and informs the Central Bank of Argentina the existence of the indebtedness. Although the Central Bank of Argentina regulations' requirements have generally been eliminated, there can be no assurance that the Central Bank will not again restrict the transfer of funds abroad for principal and/or interest payments by MFA as guarantor of the Notes which would limit our ability to make payments under the Notes.

       Business Related Risks

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

     Competition is intense in the car rental business.

     The principal characteristic of the car rental industry is competition in both prices and services. There are currently more than 2,300 car rental companies operating in Brazil. In any given location, we may encounter competition from international and Brazilian car rental companies. Hertz Corporation operates directly in Brazil, while Avis operates in the Brazilian market through franchisees. International competitors such as these may have greater financial resources than us. In 2001, the Brazilian company Unidas was acquired by a Portuguese group called Solucoes Automovel Globais - SAG and is attempting to increase its car rental volumes by lowering its prices. In 2003, Europcar, one of the largest car rental corporations in Europe, commenced operations in Brazil through a master franchisee. In the fleet management business, our main competitors are on one hand the same as our car rental business competitors, on the other hand, companies engaged solely in the fleet management business, such as Lease Plan, an operational leasing company affiliated with Volkswagen, as well as Unidas Corporate Fleet.

     We are also subject to competition in other Latin American countries in which we conduct franchising operations. Competition from other companies in Brazil and, to a lesser extent, in other markets from both international and local car rental companies could harm our business, financial condition and results of operations.

     Part of our business is highly seasonal.

     The car rental segment, specifically that portion of rentals relating to tourism, peaks in the months of January, February, March and July, due to the popularity of these months as vacation periods in South America. Any occurrence that disrupts travel patterns during these months could have a material adverse effect on our results of operations.

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

     Our operations could be harmed by any limitations in fuel supplies, by mandatory allocation or rationing regulations on fuel or by significant increases in fuel prices. Although fuel prices have risen substantially, Brazil has not experienced a material disruption in fuel supplies in the recent past. From January 1, 2003 to May 31, 2004, there was an decrease of approximately 8.2% in fuel prices. In June, 2004, however, fuel prices are expected to increase by approximately 4.5%. The international market is currently very unstable, and a further increase in fuel prices is likely to occur in the future. This may result in lower demand for car rental services from our customers, who bear the risk of higher fuel prices.

     We bear the risk of fluctuations in the value of our car fleet.

     We bear the risk of fluctuations in the residual market value of our entire rental fleet. The residual market value of our fleet is influenced by different factors, including general economic conditions and the pricing policies of car manufacturers (which, in turn, are influenced by the Brazilian government's fiscal policies). Our proceeds from car sales depend on the prices we negotiate in the used car market at the time of sale and, accordingly, are subject to market conditions at the time of sale. If negotiations in the used car market result in lower prices, our business, financial condition and results of operations could be harmed.

     Our cars' resale prices are estimated, since we do not have repurchase agreements with car manufactures. Consequently, the actual depreciation costs associated with our cars cannot be determined in advance. An overestimation of our depreciation expenses could lead us to increase our rental prices beyond what is necessary in order to recover depreciation, which in turn could have the effect of decreasing our competitiveness. On the other hand, an underestimation of our depreciation expenses could lead us to reduce our rental rates more than necessary in order to recoup vehicle depreciation expense, which could cause our operating margin to decline. In either event, if our estimates of future depreciation costs are inaccurate, our business, financial condition and results of operations could be adversely affected.

     We are dependent on the air travel industry.

     The portion of our car rental segment conducted at airport locations accounts for a substantial portion of our revenues and is essential to our ability to compete. During 2003, approximately 47.9% of our car rental revenues were derived from our airport rental locations (excluding revenues from our franchisees). A decrease in air travel or any event that disrupts the air travel patterns at airport facilities for a continued period of time could harm the business, financial condition and results of operations of our car rental business. Disruptive events include substantially higher air fares, labor unrest, airline bankruptcies or consolidations, a downturn in the economy, the outbreak of war, high-profile crimes against tourists, terrorist incidents and natural occurrences.

     We are subject to the risk of non-renewal of airport concessions.

     In Brazil, we conduct, directly, rental operations at 31 airports and our franchisees conduct rental operations at 33 other airports. In other Latin American countries, our franchisees conduct rental operations at 8 airports. We conduct operations at each airport in Brazil pursuant to one or more concession agreements granted by the federal airport authority (57 concessions), state airport authorities (10 concessions), and local authorities (7 concessions) in the case of airports located in smaller cities. We also conduct operations in 3 small private airports. In general, these concession agreements are subject to competitive bidding at the time of renewal. The terms of the airport concession agreements with federal and state authorities vary from one to fifteen years, while most of the agreements with local authorities and private entities in smaller cities have an indefinite term. Of our 44 concessions, 42 were granted by the federal airport authority and two were granted by local authorities. Of these concessions, 14 are scheduled to expire in 2004. Franchising has been granted 18 concessions, in locations that are operated by franchisees under franchising agreements, 5 of which are scheduled to expire in 2004. In 2003, we renewed 12 of the 12 expired concessions, even though only 6 were scheduled to expire. The franchisees that operate the remaining 15 airport locations are granted the respective concession directly, and control and negotiate the renewal of the concession directly with the appropriate authority. We cannot predict whether we will continue to be successful in renewing all or substantially all of these concessions on acceptable terms. The loss of a significant number of small airport concessions or the loss of any major airport concession could harm our business, financial condition and results of operations.

     We do not maintain insurance against certain risks.

     Our business exposes us to claims for personal injury, death and property damage resulting from the use of the cars we rent. In addition, our rental cars may be damaged or stolen while they are being used by customers. We do not carry insurance to cover the costs of these claims or of repairing or replacing damaged or stolen cars. Instead, we sell optional insurance coverage to rental customers in order to cover these risks. Although historically we have been able to recover the costs of these risks, we could be exposed to uninsured liability that exceeds historical levels. Our business also exposes us to workers' compensation claims and to other employment-related claims, for which we do not maintain insurance.

  Risks Relating to Localiza

     We have a high level of debt and are subject to restrictive covenants.

     As of December 31, 2003, we had total debt of R$227.2 million, of which R$213.5 million was long-term debt. As of December 31, 2003, we had net debt (total debt less cash, cash equivalents and marketable securities) of R$68.0 million, and our consolidated ratio of net debt to equity was 0.28 to 1.00. We expect to incur additional indebtedness in the future. Our long-term debt is subject to restrictive covenants. See Item 5B. - Liquidity and Capital Resources.

     Our level of leverage will have important consequences to holders of the Notes, including the following:

     o our ability to obtain additional financing for working capital, capital expenditures, acquisitions, expansion of our fleet, increasing the number of locations or other purposes, may be impaired;

     o a substantial portion of our cash flow will be required to meet debt service obligations, which will reduce the amount of funds available for other purposes. Approximately 3.6% of our budgeted cash requirements for 2004 consist of amounts required to service debt; and

     o we may be more vulnerable to a downturn in our business, and may be restricted in our ability to respond to price competition or changes in the economy generally.

     We expect to need to refinance the Notes at maturity in 2005.

     Our ability to meet our debt service obligations depends on our future operating performance and financial results, which will be subject to economic, financial, competitive and other factors which are beyond our control. Based upon our current level of operations and our anticipated growth, we believe that our cash flow from operations may be insufficient to meet the scheduled principal payment of the Notes at maturity in 2005. As a result, we expect to be required to refinance a portion of our debt under the Notes. There can be no assurance that any refinancing would be possible or that any additional financing could be obtained on satisfactory terms, in which case we may not be able to meet our obligations under the Notes.

     We are dependent on our ability to finance our fleet.

     Our ability to finance our fleet will depend on our future operating performance and financial results, which will be subject to economic, financial, competitive and other factors which are beyond our control. Based upon our current level of operations, we believe that funds provided from the issuance of the Notes, cash flow from operations and access to debt financing, if necessary, should enable us to renew our fleet for the foreseeable future. However, adverse economic conditions in Brazil, among other factors, could impair our ability to generate cash flow from operations. For example, continued economic uncertainty in Brazil could adversely affect the used car market, which during 2003 accounted for 47.2% of our net revenues. Because a portion of cash flow from operations is required for debt service, we could be required to delay fleet renewal in the event that adverse economic conditions in Brazil persist. Significant delays in fleet renewal could make our car rental services less competitive, and could result in increased repair and maintenance expenses. For the fleet management business, there is the risk that we will not be able to renew the contracts and therefore we will lose customers.

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

     o    Franchising, a Brazilian corporation;

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

     o    is for the payment of a certain sum;

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

ITEM 4. INFORMATION ON THE COMPANY

A.   History and Development of the Company

     Localiza Rent a Car S.A. ("Localiza") is a sociedade anonima incorporated under the laws of the Federative Republic of Brazil. Localiza was incorporated on September 14, 1973 in Belo Horizonte, Brazil, and is subject to Brazilian legislation. As of December 31, 2003, under the Brazilian Corporate Law, Localiza has 15,360,000 outstanding common shares, no par value per share, and its capital amounts to R$147.0 million.

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

  Capital Expenditures

     We invested R$7.3 million in property and equipment during 2003, compared to R$6.0 million in 2002 and R$7.2 million in 2001.

     Our capital expenditures consist principally of:

     o    the opening of new car rental and sale locations;

     o    remodeling and updating of current car rental and sale locations;

     o    the improvement of our information systems; and

     o    the purchase and repair of our property and equipment.

     We do not have any significant capital expenditures scheduled or in progress. We expect any capital expenditures in the future to be financed either by working capital or by short-term borrowings. See Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources

  Recent Corporate Events

     On March 31,2004, Franchising was spun-off and generated a new company named Localiza Franchising Brasil SA, currently responsible for the Brazilian franchising operations. Franchising just maintained in its books the investment in MFA.

B.   Business Overview

     We believe that we comprise the largest rental car network in Latin America based on the number of rental locations, revenues and fleet size. As of December 31, 2003, our network included 309 car rental locations (71 owned and 238 franchised) in 8 countries and 219 cities. In Brazil, we also believe we are the market leader in each of the car rental lines of business, including replacement, and fleet management markets and also have the largest number of car rental locations at the principal Brazilian airports. In addition to our car rental activities, we believe that we are a leading Brazilian used car seller. We believe that the integration of our car rental, fleet management and used car sales activities is a key competitive advantage.

     We operate four complementary businesses:

     o Car rental. We provide daily and monthly car rentals to business and leisure travelers through direct individual sales, corporate preferred supplier agreements and travel agency bookings. As part of our car rental business, we provide replacement vehicles for cars that are out of service, generally due to accidents, theft or mechanical failure, through partnerships with insurance companies and automobile manufacturers.

     o Fleet management. Our subsidiary, Total Fleet, provides long-term fleet rental and fleet management services to corporate customers.

     o Used car sales. Our subsidiary, Prime, intermediates sales of car rental and fleet management used cars through 15 resale locations in Brazil. Cars from our rental business are generally sold after one year of service, while cars from our fleet management business are sold after termination of the contract with the customer (which lasts an average of three years).

     o Franchising. We franchise the Localiza brand name in 174 car rental locations serving smaller markets in Brazil and in 64 car rental locations in seven other Latin American countries.

     During 2003, used car sales accounted for 47.2% of our net revenues, car rentals accounted for 29.2%, fleet management accounted for 22.6% and franchising accounted for 1.0%.

     The table below sets forth the net revenues we earned in each of these businesses for the periods indicated.

                                               Year Ended December 31,
                                          ------------------------------------
                                             2001         2002          2003
                                          ----------   ----------   ----------
                                                  (in thousands of reais)

Car rental..............................  R$ 144,253   R$ 162,595   R$ 155,291
Fleet management........................     120,229      118,782      120,309
Franchising.............................       5,056        5,111        5,456
Used car sales..........................     150,907      190,476      250,978
                                          ----------   ----------   ----------
 Total net revenues.....................  R$ 420,445   R$ 476,964   R$ 532,034
                                          ==========   ==========   ===========

     The table below sets forth our net revenues from our car rental business in each of the five main geographic regions in Brazil.

                                               Year Ended December 31,
                                         --------------------------------------
                                             2001          2002         2003
                                         -----------   ----------   -----------
                                                 (in thousands of reais)
Region:
South................................... R$   21,617   R$  25,108   R$   24,037
Southeast(1)............................      71,265       79,614        76,066
Central-West............................       8,696       11,284        11,526
North...................................       4,551        5,295         4,954
Northeast...............................      38,124       41,294        38,708
                                         -----------   ----------   -----------
   Total................................ R$  144,253   R$ 162,595   R$  155,291
                                         ===========   ==========   ===========

     The table below sets forth our net revenues from our fleet management business in each of the five main geographic regions in Brazil.

                                               Year Ended December 31,
                                         --------------------------------------
                                           2001          2002         2003
                                         -----------   ----------   -----------
                                                (in thousands of reais)
Region:
South...................................  R$  10,298   R$   9,012   R$    5,797
Southeast(1)............................     100,863      102,842       111,184
Central-West............................       1,740        1,274           135
North...................................           -            6             5
Northeast...............................       7,328        5,648         3,188
                                          ----------   ----------   -----------
   Total................................  R$ 120,229   R$ 118,782   R$  120,309
                                          ==========   ==========   ===========

     The table below sets forth our net revenues from our used car sales business in each of the five main geographic regions in Brazil.

                                               Year Ended December 31,
                                         --------------------------------------
                                           2001          2002         2003
                                         -----------   ----------   -----------
                                                (in thousands of reais)
Region:
South................................... R$   36,364   R$  35,394   R$   43,831
Southeast(1)............................      74,373      103,154       136,117
Central-West............................      19,696       19,588        29,283
North...................................       4,708        7,460         7,939
Northeast...............................      15,766       24,880        33,808
                                         -----------   ----------   -----------
   Total................................ R$  150,907   R$ 190,476   R$  250,978
                                         ===========   ==========   ===========

(1) A large portion of our revenues in Brazil are concentrated in the Southeast due to the concentration of population in the region, including the states of Sao Paulo, Rio de Janeiro and Minas Gerais.

  Seasonality

     The tourism segment of the car rental market peaks in the months of January, February, March and July due to the popularity of these months as vacation periods in South America. Other areas of our business do not experience large fluctuations in their operations depending on the season.

  Rental Customers

     Car Rental. With a Brazilian network of 245 locations, including 71 owned by us and 174 owned by franchisees, we serve:

     o    the business market, primarily corporations and individuals, and

     o    the leisure market, primarily individuals and families on vacation.

     With approximately 322.5 thousand rental transactions completed in 2003, we believe we are the market share leader in each of these car rental segments.

     Car rental customers in the business market include individuals who rent cars for their business trips and corporations that rent cars for their traveling executives. The overall level of economic activity in Brazil strongly influences the car rental business market. We have a diversified group of customers in the car rental business market, and in 2003, our ten largest corporate customers accounted for 9.2% of our car rental bookings. Bookings made through travel agencies are an important source of business for the business travel market. Business customers are served primarily from our airport locations.

     Car rental customers in the leisure market include principally individuals and their families on vacation. A significant number of leisure customers are the same customers who rent from us when they are on business trips. The tourism industry exerts a strong influence on the car rental needs of customers in this market, particularly in the state of Rio de Janeiro and in those states located in the northeast of Brazil. Bookings through travel agencies are an important source of business in respect of leisure market customers. In 2003, approximately 17.7% of our car rental revenues derived from bookings made through travel agencies. Customers in the leisure market are also served primarily from our airport locations.

     Customers in the replacement business, which is part of the car rental market, primarily consist of insurance companies acting on behalf of customers, and individuals who are temporarily unable to use their cars because of accident, theft or mechanical failure. These customers are served primarily from locations in urban and suburban areas. We work directly with two of the largest insurance companies in Brazil and we believe that through third-party administrators we work with all of the largest insurance companies in Brazil.

     Car manufacturers are also a source of customers for the replacement market. This is due to the fact that strong competition is leading Brazilian manufacturers to offer replacement vehicles as part of their new car warranties. We aggressively pursue the replacement business and we provide replacement vehicles indirectly (through third-party administrators) to two of the largest car manufacturers in Brazil.

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

     Total Fleet has approximately 160 corporate customers. In 2003, the 23 largest customers accounted for approximately 70.1% of Total Fleet's volume of rented vehicles. In 2003, approximately 33.4% of Total Fleet's volume was attributable to customers with fleets of less than 100 vehicles, 47.2% of volume was attributable to 18 customers with fleets of between 100 and 600 vehicles and 19.4% of volume was attributable to two customers with fleets of more than 600 vehicles. In 2003, revenues from the two largest customers represented approximately 13% of Total Fleet's gross revenue.

  Rental Operations and Services

     We have built brand recognition and customer loyalty in Brazil through:

     o our nationwide car rental operations offering high-quality, new cars, and

     o    the overall quality and efficiency of our customer service.

     Rental Network. Currently, our network in Brazil consists of 245 locations, 71 of which we own and 174 of which are owned by franchisees. The number of locations in Brazil which we own increased by one, to 71 in 2003 from 70 in 2002.

     The number of locations in Brazil which our franchisees own decreased by 12, to 174 in 2003 from 186 in 2002, due to the termination of eleven franchisee operations as a result of the termination or expiration of concession agreements. Three franchisees were not renewed due to low profitability. We intend to resell the franchises that were not renewed in locations where profitability was satisfactory. Other concessions in Brazil were not renewed because we assumed their operations. In the case of small locations in Ecuador and Mexico, they were closed due to strategic consolidation of operations in larger and more central locations.

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

     The 71 locations we own are in the capitals of 18 Brazilian states and other large cities in Brazil. Of these locations, 31 are in airport areas, and the remaining 40 are strategically located to serve important Brazilian car rental markets. In 2003, our airport locations accounted for approximately 47.9% of our car rental revenues.

     In addition, we believe that our national network of rental locations gives us a considerable advantage over our competitors in the developing market for replacement vehicles. We believe that insurance companies generally prefer to deal with rental agencies that are able to provide services throughout Brazil because this presence facilitates rapid and convenient service.

     In September 1998, Total Fleet entered into an agreement with Fleet Synergy, an international network formed by companies in the outsourcing, renting and fleet management businesses, with operations in Europe, Asia, United States, Australia and Canada, comprising an aggregate fleet of approximately 800,000 cars. Fleet Synergy's partners take advantage of an electronic communication network and a database of country-specific fleet market information, thus receiving support and advice to help them increase fleet effectiveness and control costs throughout the world.

     Fleet. The overall size of our fleet remained relatively stable in 2003, mainly due to economic conditions in Brazil. We believe that our network has the largest car rental fleet in Brazil. In line with consumer demand, Localiza's fleet consists primarily of small, domestically manufactured vehicles such as the FIAT Palio, General Motors Celta and the FIAT Siena. We also offer a variety of full-size vehicles, such as the General Motors Astra and Toyota Corolla. Total Fleet has a greater variety of car models, depending on its customers' requests. In 2003, the average age of a car in our fleet was approximately 6 months for car rental and 21 months for fleet management.

     In 2003, we invested R$77.2 million (net of proceeds from car resales) to renew our fleet compared to R$50.8 million in 2002 and R$126.1 million in 2001.

     The table below sets forth the number of cars in our fleet and the number of cars in the fleets of our domestic and international franchisees for the periods indicated.

                                                            As of December 31,
                                                       -------------------------
                                                        2001     2002      2003
                                                       ------   ------    ------
Cars in our fleet..................................... 24,579   22,845    22,355
Cars in our domestic franchisees' fleets..............  5,713    5,405     5,677
Cars in our international franchisees' fleets.........    494    1,116     1,029
                                                       ------   ------    ------
     Total cars in our network fleet.................. 30,786   29,366    29,061
                                                       ======   ======    ======

     As one of the largest purchasers of cars in Brazil, we believe that we achieve a very competitive fleet acquisition costs in the Brazilian market. We primarily purchase FIAT cars, which we believe are particularly well suited for the Brazilian market due to the fact that they are compact and with low operating costs. FIAT was the leading domestic car manufacturer in 2003 and produces some of the most popular cars in Brazil. We believe that the resale values achieved on these cars demonstrate their ability to retain value over the utilization period.

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

     The profile, age, and overall maintenance of the fleet are other key competitive factors in this process. Each car is thoroughly inspected before being provided to a customer. Significantly damaged cars are removed from the fleet.

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

     Fleet Management Services. As a result of its reputation for service and quality and its well-trained sales force, we believe that Total Fleet is the Brazilian market leader in the fleet management business. Total Fleet currently serves approximately 180 fleet management corporate customers with a fleet of 8,323 vehicles as of May 31, 2004. We are also able to provide fleet management services to our customers' fleets. As of May 31, 2004, we have 9 corporate customers and manage approximately 577 vehicles. Through a network of subcontractors, Total Fleet offers maintenance assistance throughout Brazil to its fleet management customers. Total Fleet satisfies the long-term fleet requirements of small, medium and large-sized corporations. The fleet management business is attractive because it provides relatively consistent demand and increases fleet utilization with lower marketing and administrative costs.

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

     Total Fleet leases cars to, and manages fleets for, corporations under contracts which can be canceled with 30 days advance notice and payment of a charge ranging from 15% to 35% of each contract's remaining payments. The lease period varies from 12 to 48 months with an average lease period of 36 months. Total Fleet renders management fleet services that include maintenance, insurance, car replacement and certain other matters depending on our customers' requests.

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

  Rental Sales, Advertising and Promotion

     Car Rental. Our sales, advertising and promotion strategy is designed to build recognition of the Localiza brand throughout Brazil and the rest of Latin America. Our network's presence in all major Brazilian and certain other Latin American airports and our advertising in selected media have contributed to developing strong brand awareness. Our locations in highly visible areas such as airports and business centers are an important part of our overall marketing strategy. We have standardized our procedures, employee uniforms, banners, brochures and location layouts in order to present customers with a consistent image and a high level of service quality. Uniforms, banners and brochures all incorporate our trademark shade of green, making our locations more quickly recognizable to frequent Brazilian travelers. Furthermore, in 2003, we began a project to restyle our locations by implementing our trademark shade of green, specifically the exterior areas, to further increase our brand recognition.

     We employ a team of approximately 111 salespeople to market our car rental business to corporate customers, travel agencies and individuals. The growing importance of travel agencies as a sales channel has led us to focus increasingly our marketing and promotional activities on these firms.

     Because business people and relatively affluent vacationers are our principal car rental customers, business newspapers and selected magazines are the most used media for our advertising campaigns. In order to earn repeat business from this important group of customers, we offer special services such as expedited rental service for frequent renters.

     We target frequent renters by using direct marketing strategies based upon affinity and loyalty programs. We have implemented a loyalty program that gives free rentals as rewards to frequent customers.

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

     Fleet Management. In our fleet management business, Total Fleet approaches prospective customers and develops fleet management accounts. These activities, which are carried out by a team of 19 experienced salespeople, involve an in-depth analysis of the prospective customer's fleet requirements and historical expenditures, and multiple presentations to the prospective customer's management in order to demonstrate the cost savings that can be achieved through entering into a fleet management contract with Total Fleet.

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

     Procurement. FIAT is our principal supplier of vehicles. In 2003, we purchased approximately 66.4% of our vehicles from FIAT. We have not entered into a supply contract with FIAT, but maintain ongoing negotiations with FIAT regarding the number of automobiles required for fleet renewal and the timing of fleet acquisitions. We are one of the largest purchasers of FIAT cars worldwide. We believe that the volume of transactions we complete with

FIAT allows us to purchase cars on the best terms available in Brazil. In addition, we are among the largest purchasers of Volkswagen and General Motors cars in Brazil, and also purchase vehicles manufactured by Ford.

     Car manufacturers in Brazil do not provide repurchase or guaranteed depreciation arrangements protecting car rental companies against unfavorable market conditions upon disposition of vehicles. Consequently, we bear the risk of profit or loss on resale of our fleet.

     Resale. We believe that our used car sales operations distinguish us from our competitors in the Brazilian market. While most competitors dispose of their fleets through wholesalers or auctions, we sell a significant proportion of our used cars directly to the public through our network of 14 used car sales locations in 14 Brazilian cities. In 2003, approximately 78.2% of our used cars were sold directly to individual consumers through our used car sales locations. The remainder of our used cars is sold on a wholesale basis to used car dealers. We refer potential customers who desire longer payment terms to local banks with whom we have established working relationships.

     We pioneered the seminovo (almost-new) retailing concept for used cars in the Brazilian market and believe that we have developed a reputation in the market for reliability. Our used car sales force consists of 99 people who work on a commission basis. As a result, we believe that the market views us as an attractive and reliable place to purchase a used car.

  Franchising Operations

     In the past, we developed a franchise system that enabled us to expand our network coverage in Brazil and beyond national borders at a lower incremental cost than expanding with our own operations. This expansion was a key factor in enabling us to strengthen our brand name, protect our market leadership position and bolster our relationship with our customers. Through our franchising efforts, we believe we are the leading car rental company in Latin America as measured by the number of rental locations.

     The table below sets forth the locations, by country, of our network franchise locations.

                                                     Franchise Locations
                                                   -----------------------
                                                   2001      2002     2003
                                                   ----      ----     ----
Country:
     Brazil.......................................  197       186      174
     Argentina....................................   48        32       34
     Ecuador......................................   10        11        9
     Mexico.......................................   10        10        7
     Bolivia......................................    5         5        6
     Paraguay.....................................    4         3        4
     Uruguay......................................    3         3        3
     Chile........................................    -         -        1
                                                    ---       ---      ---
         Total....................................  277       250      238
                                                    ===       ===      ===

     The number of our franchisee locations decreased primarily due to the closing of several locations in Brazil. The number of locations in Brazil which our franchisees own decreased by 12, to 174 in 2003 from 186 in 2002, due to the termination of eleven franchisee operations as a result of the termination or expiration of concession agreements. Three franchisees were not renewed due to low profitability. We intend to resell the franchises that were not renewed in locations where profitability was satisfactory. Other concessions in Brazil were not renewed because we assumed their operations. In the case of small locations in Ecuador and Mexico, they were closed due to strategic consolidation of operations in larger and more central locations.

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

     Brazilian Operations. Our Brazilian franchise network enables us to provide nationwide coverage. The Brazilian locations are found in 178 cities. We select franchise locations in order to serve smaller markets, while major urban areas in Brazil are served by one of the 71 Localiza-owned locations. The 174 Brazilian franchise locations are operated by a total of 78 franchisees.

     Non-Brazilian Operations. Our network has 64 franchise locations outside of Brazil. We believe that the presence of franchises in non-Brazilian markets has important value not only because they generate additional revenues, but also because these franchises provide a benefit to customers in the core Brazilian market when traveling abroad, and therefore enhance the overall level of service we can provide to our customers. Today, our brand is strong in certain markets outside Brazil, particularly in Argentina and Ecuador.

     The 64 international franchise locations are operated by 3 master franchisees and 32 franchisees, the largest of whom owns 5 locations.

     Franchise Structure. We grant exclusivity to our franchisees for defined geographic areas through to renewable contracts ranging from five to ten years. Brazilian franchisees generally pay us an initial fee plus a royalty fee and an advertising fee based on gross revenues. Non-Brazilian franchisees pay royalties at varying rates, depending upon local market conditions. In 2003, aggregate net royalties from Brazilian franchisees amounted to R$4.1 million, 85.2% of total franchise royalties, and aggregate net royalties from non-Brazilian franchisees amounted to R$0.7 million, or 14.8% of total franchise royalties. Revenues in Argentina represented 14.6%, 9.2% and 6.6% of the total consolidated franchising revenues in 2001, 2002 and 2003, respectively.

     We oversee the quality of our franchise operations through:

     o    rigorous qualifying procedures for new franchisees,

     o    training, comprehensive education and procedural manuals, and

     o    periodic onsite inspections.

  Competition

     The Brazilian car rental industry includes four major competitors and more than 2,300 smaller competitors that operate primarily in non-airport locations.

     The extent to which car rental companies can capture market share depends upon a number of factors, including pricing, customer service, brand recognition, availability of internet access, fleet quality, convenience, distribution of rental locations, travel agent referrals and the number of commercial accounts.

     Although we do not focus on being the discount price leader in our markets, we believe that based on the service we provide, our rentals are competitively priced. We believe that our customer service, fleet quality, convenience and location distribution are all benchmarks in the Brazilian car rental industry. We aggressively market our services to travel agents and corporations.

     We constantly monitor our competitors aiming to review strategies if necessary.

     Our used car sales business faces competition from a variety of small, independent used car dealers and, to a certain degree, from new car dealers.

     Fleet Management. Total Fleet focuses on the long-term fleet rental and management market. Total Fleet's principal competitors are on one hand the same as ours car rental business competitors, mainly Hertz, Avis and Unidas. On the other hand, companies engaged solely in the fleet management business, such as Lease Plan, an operational leasing company affiliated with Volkswagen, as well as Unidas Corporate Fleet are the competitors.

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

C.   Organizational Structure

     Localiza has the following four subsidiaries:

     o Total Fleet. Total Fleet is a Brazilian corporation through which we conduct our fleet management business. Total Fleet started to operate on January 1, 1999. Under the Brazilian Corporation Law, as of May 31, 2004, Total Fleet has 109,630,000 common shares, no par value per share, and a capital stock in the amount of R$123.1 million.

     o Franchising. Franchising is a Brazilian corporation through which we conduct our domestic and international franchising operations. We acquired Franchising on May 31, 1995, and the audited financial statements of Localiza reflect the financial condition and results of operations of Franchising from the date of its acquisition. Under the Brazilian Corporation Law, as of May 31, 2004, Franchising has 116,254 common shares, no par value per share, and a capital stock in the amount of R$116.3 thousand. At a quotaholders' meeting held on May 1, 2003, the quotaholders of Franchising approved its transformation from a limited liability company into a corporation (sociedade anonima).

     o Prime. Prime is a Brazilian corporation that deals with the intermediation of used car sales and related services. It started to operate on January 1, 1999, rendering services to Total Fleet. As of January 2, 2003, Prime started to provide services to Localiza. Under the Brazilian Corporation Law, as of May 31, 2004, Prime has 15,000 common shares, no par value per share, and a capital stock in the amount of R$950.0 thousand. At a quotaholders' meeting held on May 1, 2003, the quotaholders of Prime approved its transformation from a limited liability company into a corporation (sociedade anonima).

     o MFA. MFA is an Argentine corporation that conducts our master franchise operations in Argentina and the other Latin American countries where we conduct business. On August 17, 1999, Franchising acquired a 60% interest in MFA from EDS Inversora S.A., for approximately R$337.0 thousand, thereby increasing its total ownership interest in MFA to 99.996%. Mr. Aristides Luciano de Azevedo Newton holds one share of MFA representing 0.004% of its capital stock. Localiza's and Franchising's consolidated audited financial statements reflect the financial condition and results of operations of MFA as of September 1, 1999. As of May 31, 2004, MFA has 25,000 common shares, par value ARP1.00 per share, and a capital stock in the amount of ARP25.0 thousand.

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

     D.   Description of Property

     Our headquarters occupy a seven-story leased office building in Belo Horizonte, in the state of Minas Gerais, Brazil. The following table sets forth information regarding our car rental and used car sales locations:

                                                          As of April 30,
                                                      ------------------------
                                                      2002      2003      2004
                                                      ----      ----      ----
Car rental locations:
     On owned property................................   3         3         3
     On leased property(1)............................  66        67        69
                                                        --        --        --
         Total........................................  69        70        72
                                                        ==        ==        ==

Used car sales locations:
     On owned property................................   4         3         2
     On leased property...............................  11        12        12
                                                        --        --        --

         Total........................................  15        15        14
                                                        ==        ==        ==
-----------------------
(1)  Includes all airport locations.

     We operate our airport locations under leases with terms varying from one to fifteen years pursuant to concession agreements with national and local airport authorities.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

  Discussion of Critical Accounting Policies

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. These areas include allowances for doubtful accounts, depreciation of revenue-earning vehicles, long-lived assets, deferred income taxes, reserve for contingencies, financial instruments and stock option plan accounting. We base our estimates on historical experience, our observance of trends in particular areas, information and/or valuations available from outside sources and various other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources. Actual amounts could differ significantly from amounts previously estimated. We believe that our significant accounting policies may involve a higher degree of judgment and complexity. See note 3 to the Localiza audited financial statements.

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

     o    Revenue-earning vehicles

     We must estimate what the residual values of our revenue-earning vehicles will be at the expected time of disposal to determine monthly depreciation rates. In determining these depreciation rates, we look at historical disposal experience and holding periods, trends in the wholesale and retail market for vehicles and model specific factors. Due to longer holding periods on fleet management vehicles and the resulting increased possibility of changes in the economic environment and market conditions, particularly as compared to car rental vehicles, these estimates are subject to a greater degree of risk. We continually evaluate estimated residual values. In order to reflect the higher depreciation of the vehicles during their earlier useful lives, we adopt the sum-of-the-years-digits method for the depreciation of vehicles, computed in a quarterly basis. Differences between actual residual values and estimated residual values result in a gain or loss on disposal. Vehicles held for disposal are evaluated as a group and recorded at the lower of cost or market (less estimated selling costs). During 2001, 2002 and 2003, we reviewed certain projected sales prices used to compute the provision for depreciation of revenue-earning vehicles, due to an increase in the sales price of used cars in the Brazilian market. This resulted in changes in the estimated residual values to be realized when the vehicle is sold. Consequently, depreciation expense related to revenue earning vehicles for the year ended December 31, 2003 decreased approximately R$13.4 million (21.6 million in 2002 and

R$12.0 million in 2001). Future changes in our residual values will impact our results of operations on a prospective basis. Maintenance and repair expenses are charged to operations when incurred.

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

     o    Financial instruments

     We use derivative instruments as part of our overall strategy to protect our U.S. dollar-denominated debt against the depreciation of the real relative to foreign currency, through swap transactions between exchange rate variation and fixed interest rate. Effective as of January 1, 2001, we account for our derivatives at fair value on the balance sheet in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", which was issued in June 1998 and amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging

Activities-Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities", and SFAS No 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". As a result of adoption of SFAS No. 133, we recognize our derivatives on the balance sheet at fair value and adjustments to fair value are recorded through income under the financial expenses caption. Prior to adoption of SFAS No. 133, we recognized our derivatives on the balance sheet at contract value and adjustments to contract value were recorded through income under the financial expense caption. We accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of SFAS No. 133 resulted in a cumulative effect of accounting change of R$907.0 thousand, net of applicable tax expense of R$467.0 thousand, recorded as an expense in the consolidated statement of income for the year ended December 31, 2001. Our derivatives and other financial instruments are not publicly traded on an organized exchange. In the absence of quoted market miles, we must develop an estimate of fair value using the present value of future cash flows, which may involve significant judgments and estimates. These estimates are based on valuation methodologies deemed appropriate in the circumstances; however, the use of different assumptions may have a material effect on the estimated fair value amounts recorded in the financial statements. We have determined the estimated fair value amounts by using available market information and valuation methodologies described above. However, considerable judgment is required in evaluating market data to develop the estimates of fair value. Accordingly, these estimates may not be indicative of the amounts that we could settle in a current market exchange. The use of different market assumptions (such as interest rate, exchange rate or other) or valuation methodologies may have a material effect on the estimated fair value amounts.

     o    Stock option plan accounting

     As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation", we elected to continue to account for our stock option plan using the intrinsic value based method for variable stock plans as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Entities choosing to continue applying APB Opinion No. 25 on employee stock options granted on or after January 1996 must provide pro-forma disclosures of net income, as if the fair value method of accounting has been applied. Under this method cost is measured at the grant date based on the fair value of the employee stock option and is recognized ratably over the service period of the option, which is usually the vesting period. To determine the fair value of the Localiza shares, the stock options and consequently compensation expense, if any, we are required to make significant judgments and estimates in the absence of quoted market prices. These estimates are based on valuation methodologies deemed appropriate under the circumstances, such as "Black & Scholes" model; however, the use of different assumptions may have a material effect on the estimated fair value amounts and in the compensation expense. For all periods presented, fair value of the Localiza shares did not exceed the exercise (strike) prices of the options and consequently, no compensation expense was recorded. Additionally, the pro forma disclosures required by SFAS No. 123 have not been presented as the effect of measuring compensation expense under SFAS No. 123 was immaterial for all periods presented.

  New Accounting Pronouncements

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under SFAS No. 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. Since the Company does have any legal asset retirement obligations pursuant to the respective concession contracts, the adoption of this standard as of January 1, 2003 did not have any impact on the Company's financial statements.

     In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements", which are not currently applicable to the Company. The provisions of SFAS No. 145 as they relate to the rescission of SFAS No. 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. The adoption of this statement did not have an impact on the Company's financial statements.

     In June 2002, FASB issued SFAS No. 146 "Accounting for costs associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The principal difference between this Statement and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the Board in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This Statement also establishes that fair value is the objective for initial measurement of the liability. This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. During 2003, the Company did not have any exit or disposal activities and consequently, this statement did not have an impact on the Company's financial statements during the year ended December 31, 2003.

     In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

     1. Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

     2. Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

     3. Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

     SFAS No. 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of this statement did not have an impact on the Company's financial statements for the year ended December 31, 2003.

     In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of this statement did not have an impact on the Company's financial statements for the year ended in December 31, 2003.

     In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation 46 "Consolidation of Variable Interest Entities, an interpretation of ARB 51" which provided a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in consolidated financial statement. FIN 46 was effective immediately for VIEs created after January 31, 2003 and to VIES in which an enterprise obtained a variable interest after that date. For variable interests in VIES created before February 1, 2003, FIN 46 applied to public enterprises no later than the beginning of the first interim or annual period beginning after June 15, 2003.

     On October 9, 2003 the FASB decided to defer the implementation date of FIN 46 to the fourth quarter instead of the third quarter. Pursuant to this deferral, public companies in the United States of America had to complete their evaluations of variable interest entities that existed prior to February 1, 2003, and the consolidation of those for which they are the primary beneficiary for financial statements issued for the first period ending after December 15, 2003. For calendar year companies, consolidation of previously existing variable interest entities was required in their December 31, 2003 financial statements. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

     In December 2003 FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. The key differences between FIN 46 (revised) and its predecessor FIN 46 include:

     1. FIN 46R now scopes out many - but not all - businesses, as that term is defined in the Interpretation. A business - assuming it is scoped out of FIN 46R
- should be consolidated with its accounting parent (if it has one) only when required by longstanding, conventional consolidation guidance, most notably Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). Under FIN 46, any business potentially could have been a VIE (and, if so, subject to the Interpretation's unique consolidation requirements) depending on the design of the business' capital structure and other factors. Note that an entity whose primary activity is asset-backed financing or who acts as a single-lessee leasing entity cannot qualify for the scope exemption in FIN 46R, even if it would otherwise be a business. If such an entity is a VIE, it is covered by FIN 46R's consolidation requirements.

     2. FASB partially delayed FIN 46's effective date (for most public companies until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. For many foreign private issuers the effective date continues to be the beginning of the first annual period ending after December 15, 2003. For SPEs created by foreign private issuers after February 1, 2003, however, the effective date is no later than the end of the first reporting period ending after December 15, 2003.

     Based on an initial assessment of the provisions and requirements of FIN 46R, the Company believes that the implementation of this statement will not result in any impact to the Company's consolidated financial statements.

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

     o Franchising: initial fees, royalties and other fees generated from our franchisees.

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

     o Depreciation of vehicles: depreciation expenses relating to revenue-earning vehicles.

     o Financial expense, net: includes interest income and expense, taxes on financial revenues, net monetary variation and exchange loss and other gains/losses.

     o Non-vehicle depreciation, goodwill amortization and non-operating result: includes depreciation of capitalized assets and amortization of goodwill, as well as non-operating results.

     o Other expenses, net: taxes, extraordinary gain - net and cumulative effect of a change in accounting principle - net, if applicable.

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

     In the discussion that follows, total net revenues less direct operating costs, costs of used car sales and taxes on revenues is referred to as "adjusted gross profit". Adjusted gross profit should not be considered as an alternative to operating income or net income or as an indicator of our performance, and may not be comparable to other similarly titled measures of other companies. However, we believe that adjusted gross profit is an useful indicator of our performance for purposes of management analysis. The table below includes a reconciliation of adjusted gross profit to operating income for the three years ended December 31, 2003. You should read this information together with Localiza's audited financial statements that are included elsewhere in this annual report.


                                                                         Year Ended December 31,
                                                                ----------------------------------------
                                                                     2001         2002          2003
                                                                     ----         ----          ----
                                                                          (in thousands of reais)
Net revenues:
   Car rental...............................................       R$ 144,253    R$ 162,595   R$ 155,291
   Fleet management.........................................          120,229       118,782      120,309
   Franchising..............................................            5,056         5,111        5,456
   Used car sales...........................................          150,907       190,476      250,978
                                                                      -------       -------      -------
      Total net revenues....................................          420,445       476,964      532,034
                                                                      -------       -------      -------

Direct operating costs:
   Direct operating.........................................          (77,059)      (88,858)     (91,485)
   Cost of used car sales...................................         (118,655)     (156,270)    (206,579)
   Taxes on revenues........................................          (17,795)      (19,578)     (16,337)
                                                                      -------       -------      -------
      Total direct operating costs..........................         (213,509)     (264,706)    (314,401)
                                                                      -------       -------      -------

Adjusted gross profit.......................................          206,936       212,258      217,633
                                                                      -------       -------      -------

Expenses:
   Selling, general, administrative and other expenses......          (52,438)      (62,482)     (65,402)
   Depreciation of vehicles.................................          (43,995)      (31,062)     (37,222)
   Goodwill amortization....................................           (1,499)           --           --
   Other depreciation and amortization......................           (2,634)       (3,426)      (3,841)
                                                                      -------        ------      -------
      Total expenses........................................         (100,566)      (96,970)    (106,465)
                                                                      -------        ------      -------

Total operating expenses and costs..........................         (314,075)     (361,676)    (420,866)
                                                                      -------       -------      -------

Operating income............................................          106,370       115,288      111,168

Financial (expenses) income, net............................          (50,464)      (82,814)      40,677
Other nonoperating (expenses) income, net...................            4,475          (125)          97
Total income tax and social contribution....................          (16,493)       (5,585)     (46,196)
Cumulative effect of a change in accounting principles
   and minority interest....................................             (907)         (115)        (106)
                                                                      -------       -------      -------
Net income..................................................           42,981        26,649      105,640
                                                                      =======       =======      =======

------------------------

     The table below sets forth certain data as a percentage of net revenues for the periods indicated.

                                                                         Year Ended December 31,
                                                                    -----------------------------------
                                                                       2001          2002         2003
                                                                       ----          ----         ----
                                                                                (percent)
Car rental..................................................           34.3%         34.1%        29.2%
Fleet management............................................           28.6          24.9         22.6
   Total vehicle rental.....................................           62.9          59.0         51.8
Franchising.................................................            1.2           1.1          1.0
Used car sales..............................................           35.9          39.9         47.2
   Total net revenues.......................................          100.0         100.0        100.0
Direct operating costs......................................          (50.8)        (55.5)       (59.1)
Adjusted gross margin.......................................           49.2          44.5         40.9
Advertising, promotion and selling expenses.................           (9.6)        (10.2)        (9.2)
General, administrative and other expenses..................           (2.9)         (2.9)        (3.0)
Depreciation of vehicles....................................          (10.5)         (6.5)        (7.0)

                                                                         Year Ended December 31,
                                                                    -----------------------------------
                                                                       2001          2002         2003
                                                                       ----          ----         ----
                                                                                 (percent)
Other depreciation and amortization (Including goodwill
   amortization)                                                       (1.0)         (0.7)        (0.7)
Operating income............................................           25.2          24.2         21.0
Financial expense, net......................................          (12.0)        (17.4)         7.6
Non-operating result........................................            1.1            --           --
Income before taxes, minority interest, extraordinary gain
   and cumulative effect of a change in accounting principle           14.3           6.8         28.6
Taxes, minority interest, extraordinary gain and cumulative
   effect of a change in accounting principle..................        (4.1)         (1.2)        (8.7)
Net income..................................................           10.2           5.6         19.9

  Year ended December 31, 2003 Compared to Year ended December 31, 2002

o    Net Revenues

     Our net revenues increased by 11.5% to R$532.0 million in 2003 from R$477.0 million in 2002. This increase was primarily attributable to an increase in the volume and prices of used cars sold.

     Car rental revenues, which include replacement, leisure and corporate short-term rental and monthly rental markets, decreased 4.5% to R$155.3 million in 2003 from R$162.6 million in 2002. This decrease was attributable to a reduction of 16.9% in the volume of daily rentals, offset by an increase of 14.9% in the average rates. The decrease in volume was mainly due to: (i) the decrease in the level of economic activity in Brazil in 2003 (ii) the renegotiations of commercial agreements increasing rates with the collateral effect of volume decrease.

     Fleet management revenues, which correspond to the corporate long-term rental market, increased by 1.3% to R$120.3 million in 2003 from R$118.8 million in 2002. This increase was attributable to an increase of 22.5% in average rates, which was partially offset by a 16.3% decrease in the volume of rented cars. The rate increase was due to: (i) the rate adjustment in the agreements,
(ii) the entrance of new customers with higher average rates and (iii) the termination of a large customer with lower rates, resulting in a decrease in the volume of rented cars.

     Used car sales revenues increased by 31.8% to R$251.0 million in 2003 from R$190.5 million in 2002 due to an increase of 16.0% in the volume of used cars sold (15,468 cars in 2003 and 13,331 cars in 2002), as consequence of a particular change in the renewal policy for car rental division for year 2003 reducing the age from 12 months to 6-8 months and to an increase of 13.8% in the average prices. The renewal policy for 2003 was changed aiming to take advantage market opportunities.

     Franchising revenues increased by 6.8% to R$5.5 million in 2003 from R$5.1 in 2002.

o    Direct Operating Costs

     Direct operating costs increased by 18.8% to R$314.4 million in 2003 from R$264.7 million in 2002. As a percentage of net revenues, direct operating costs increased to 59.1% in 2003 from 55.5% in 2002. This increase was mainly due to the increase in the car rental division costs compared to its revenues decrease.

     Car rental direct operating costs include maintenance, casualty (accidents and theft), car preparation expenses (title, licensing and others), car transportation, operating personnel and location-related costs. These costs increased by 7.0% to R$58.3 million in 2003 from R$54.5 million in 2002. As a percentage of car rental net revenues, these costs increased to 37.6% in 2003 from 33.5% in 2002. The increase in direct costs was due to: (i) an increase in maintenance administration costs in the amount of R$3.6 million and (ii) a reduction of R$2.3 million in accident repair costs recoveries which are recorded as a decrease in operating costs, reflecting mainly the fact that in, 2002, one of our largest customers terminated its contract with us, returning most of the cars. The cars required significant maintenance, fully reimbursed. These increases were partially offset by an increase of R$1.2 million in recuperation in reimbursable costs, mainly traffic fines, and a decrease of R$0.8 million in car transportation costs.

      Fleet management direct operating costs (which are comparable to car rental costs but do not include costs associated with locations) decreased by 3.9% to R$30.5 million in 2003 from R$31.7 million in 2002. As a percentage of fleet management net revenues, these costs decreased to 25.3% in 2003 from 26.7% in 2002. This was principally due to the decrease in variable costs, specifically the increase of R$2.6 million in recoveries that was partially offset by the decrease of R$0.7 million in reimbursable costs.

     Franchising direct operating costs remained stable at approximately R$2.6 million in 2003 and 2002.

     Costs of used car sales consist of the depreciated book value of cars sold at the time of resale, net of the technical discount cost. The technical discount cost is an amount recorded into either the car rental or fleet management direct operating costs, as applicable, equivalent to the discount given to the buyer when the car being sold is damaged or in need of repair. The total residual value of cars sold by the used car sales division increased by 32.2% to R$206.6 million in 2003 from R$156.3 million in 2002 as a result of the increase in the number of cars sold. As a percentage of used car sales revenues, the book value of cars sold by the used car sales division remained stable at approximately 82%.

o    Adjusted Gross Profit

     Adjusted gross profit increased by 2.5% to R$217.6 million in 2003 (equivalent to 40.9% of net revenues) from R$212.3 million in 2002 (equivalent to 44.5% of net revenues). As a percentage of net revenues, adjusted gross profits decreased principally due to the reduction in the car rental division margin.

o    Advertising, Promotion and Selling Expenses

     Advertising, promotion and selling expenses, which include sales force related expenses, reservation center costs, advertising and provision for doubtful accounts, increased by 1.3% to R$49.4 million in 2003 from R$48.8 million in 2002, mainly due to (i) new used car sales locations in replacement of shared-car rental locations; (ii) advertising expenses; and (iii) personnel expenses. These increases were lower than the increase in revenues. As a percentage of net revenues, advertising, promotion and selling expenses decreased to 9.3% in 2003 from 10.2% in 2002.

o    General, Administrative and Other Expenses

     General, administrative and other expenses increased by 16,8% to R$15.9 million in 2003 from R$13.7 million in 2002. This increase was due to the increase in compensation paid to some officers. As a percentage of net revenues, general, administrative and other expenses remained stable at around 2.9%.

o    Depreciation of Vehicles

     Vehicle depreciation is calculated based on rates intended to measure the reduction necessary to approximate a vehicle's market value (determined by manufacturer, model and acquisition date) at the end of the estimated average holding period of a vehicle and includes the expenses associated with selling vehicles. In order to match the increase in maintenance costs with car utilization and to reflect the initially higher depreciation of vehicles just after their purchase, we depreciate our fleet using the sum-of-the-years-digits method calculated on a quarterly basis. Depreciation expense increased by 19.8% to R$37.2 million in 2003 from R$31.1 million in 2002. On a per car basis, annual depreciation expense increased by 35.6% to R$2,156 in 2003 from R$1,590 in 2002. This increase is a consequence of the prices in the used cars sales market that resulted in higher prices in 2002, reflected in lower depreciation rates.

o    Financial Expense, Net

     Net financial expense decreased by 149.1% to a revenue of R$40.7 million in 2003 from a expense of R$82.8 million in 2002 principally due to:

     (i) gain of R$46.9 million resulting in a decrease of 155.1% in the net monetary variation and exchange gains (losses), due to the appreciation of 18.2% of the real against the U.S. dollar in 2003, (compared to an 52.3% of the depreciation in 2002 resulting in an exchange loss of R$85.0 million);

     (ii) an unrealized loss on derivative transactions, in particular swap transactions from a gain of R$14.2 million in 2002 to a loss of R$7.0 million in 2003, was due to the appreciation of 18.2% of the real against the U.S. dollar in 2003 and an increase in the CDI interest rate (Interbank Deposit Certificate) from an average of 19.1% in 2002 to 23.3% in 2003. This effect was partially mitigated by a decrease in the cupom rate of 3.3 p.p. to 16.7% in 2003 from 20.0% in 2002.
          This rate is used to adjust the swap transactions to their present value; and

    (iii) A 107.8% increase in interest income due to the increase in the volume of cash equivalents and the raise in the interest rate CDI (Interbank Deposit Certificate) from an average of 19.09% in 2002 to 23.28% in 2003.

o Taxes, Minority Interest, and Cumulative Effect of a Change in Accounting Principle

     Our income tax increased by 727.1% to R$46.1 million in 2003, representing an effective tax rate of 30.4%, from R$5.6 million in 2002, representing an effective tax rate of 17.3%. See note 19 to the consolidated financial statements.

o    Net Income

As a result of the factors discussed above, net income increased by 296.4% to R$105.6 million in 2003 from R$26.7 million in 2002.

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

               (iii) a 90.0% decrease on gains on sales of marketable securities to R$1.6 million in 2002, from R$15.7 million in 2001 due to a decrease in volume of securities sold; and

               (iv) a 71.9% decrease on realized gain on derivative transactions to R$1.9 million in 2002, related to swaps in Compror and Federal Treasury bonds operations, from R$6.7 million in 2001, related to a call option operation.

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

     Our primary sources of funds are cash generated from operations and from the proceeds from the issuance of the Notes. We invested part of the proceeds from the Notes in cash equivalents. The material terms of the Notes are described below. For our short-term cash flow needs, we use the "Compror" facility, which is also described below. In addition, we are able to obtain funds from a revolving credit facility we have entered into with certain Brazilian banks, up to a limit of R$16.3 million. Currently, we are not using funds from this facility.

     Net cash from operating activities increased to R$132.6 million in 2003 from R$83.4 million in 2002, due to an increase in accounts payable reflecting the acquisition of approximately 4.000 cars in the end of 2003, equivalent to R$70.3 million.

     Net cash from investing activities increased by 200% to R$4.5 million from R$1.5 million in 2002, mainly due to the fact that we did not purchase marketable securities in 2003 as we did in 2002.

o    Debt Facility - "Compror"

     We use a special type of short-term financing, known as Compror. Under the Compror facility, the banks transfer the proceeds from the financing directly to our suppliers. We repay the banks with funds provided by our operating cash flows. The Compror is used as an instrument of cash flow management. The Compror was borrowed in U.S. dollars plus an annual market average positive spread of 5.5% in 2003. To avoid foreign exchange risk, this operation was automatically changed to a local interest basis, the interbank rate, known as CDI, plus an annual market spread of 1.7% in 2003, through a swap transaction as described in note 18 to the Localiza audited financial statements.

     As of December 31, 2002, we did not have any outstanding debt under the Compror facility.

o    The Notes

     On October 1, 1997, we obtained resources of US$100 million from the 10.25% senior notes program, which were sold at 100% of face value. The Notes are unsecured obligations and will mature on October 1, 2005. Interest on the Notes is payable semi-annually on April 1 and October 1. The Notes are redeemable at our option, in whole or in part, on or after October 1, 2001. In 1998 and 1999, we repurchased part of the Notes corresponding to the principal amount of US$26.1 million corresponding to R$75.4 million on December 31, 2003.

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

o    Contractual Obligations and Commercial Commitments

The table below sets forth the principal cash flows of the Notes and other obligations by expected maturity date:

                                                                                     2007 and     Repurchased
                                     Rate      Currency    2004    2005      2006      after        portion       Total
                                     ----      --------    ----    ----      ----    --------     -----------     -----
                                                                  (in millions of reais)
Contractual Obligations:
Notes (principal).............         10.25%    US$          -   288.9         -          -          75.4         213.5
Swap transactions(1)..........          -        US$          -    19.1         -          -            -           19.1
Lease commitments.............          -         R$        8.7     4.8       3.2        9.2            -           25.9
                                                           -------------------------------------------------------------
Total.........................                              8.7   312.8       3.2        9.2         75.4          258.5
                                                           =============================================================
(1)  See note 18 to the Localiza audited financial statements.

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

     We expect that vehicle rentals, and more specifically the car rental segment, will grow in 2004, primarily due to expectations of an increased level of economic activity due to general economic recovery in 2004, paralleled by expectations of a moderate fall in internal interest rates.

     We expect only limited growth in the fleet management segment where the environment is marked by significant price competition with customers continually seeking to reduce their costs.

     E.   Off-Balance Sheet Arrangements

     We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings, and we have not entered into any derivative contracts (other than those described in "--Qualitative and Quantitative Disclosure About Market Risk--Swap Transactions") or synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

     F.   Tabular Disclosure of Contractual Obligations

       The Company's contractual financial liabilities and their expected maturities at December 31, 2003 are summarized in the following table:

                                                                            Payment Due by Period
                                                       Up to 3      Between 3     Between 1     Between 3     Beyond 5
Contractual Obligations                     Total      months     and 12 months  and 3 years   and 5 years      years
-----------------------                     -----      ------     -------------  -----------   -----------    --------
                                                                            (in millions of reais)
Short Term and Long-Term Debt                218.9       -            5.4          213.5           -             -
   Obligations(1)
Capital (Finance) Lease Obligations(2)        25.9      2.2            6.5           8.0          3.9           5.3
                                             -----      ---           ----         -----          ---           ---
Total Contractual Obligations                244.8      2.2           11.9         221.5          3.9           5.3
-----------------------------                -----      ---           ----         -----          ---           ---
(1)  See note 14 to the Localiza audited financial statements
(2)  See Note 24 to the Localiza audited financial statements


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

  Localiza

     Localiza is a sociedade anonima, which is the corporate form most similar to a corporation and is subject to the Brazilian Corporation Law. Localiza is managed by its board of directors, or conselho de administracao, which currently consists of nine members, and its executive committee, or diretoria executiva, which currently consists of four members.

     Board of Directors

     As of May 31, 2004, the board of directors was composed of the individuals named below.

                                                                                                         Expiration
                                                                                                         of Current
                       Name                             Age              Position         Member Since      Term
----------------------------------------------  --------------  ----------------------- ---------------  ----------
Jose Salim Mattar Junior.......................          55       chairman of the board       1995          2005
Antonio Claudio Brandao Resende................          57               member              1995          2005
Eugenio Pacelli Mattar.........................          51               member              1995          2005
Antonio Fernando de Campos.....................          51               member              2002          2005
Aristides Luciano de Azevedo Newton............          59               member              1995          2005
Tarcisio Pinto Ferreira........................          69               member              1996          2005
Messias da Silva Junior........................          64               member              1996          2005
Stefano Bonfiglio..............................          40               member              2000          2005
Carlos Jose Garcia.............................          46               member              2000          2005

     Jose Salim Mattar Junior. Mr. Mattar is the chairman of board of directors, the president and the car rental officer of Localiza. Mr. Mattar is also the president of Franchising, Total Fleet and Prime. He received a degree in business administration from Fundacao Mineira de Educacao e Cultura in 1976. He acted as manager of a Brazilian supermarket chain and of a mining company, both located in Belo Horizonte, Brazil. In 1973, at the age of 25, he was one of Localiza's founding partners. He is also an indirect partner of Radio Beep Telecomunicacoes Ltda. and Radio Beep System Ltda.

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

     Stefano Bonfiglio. Mr. Bonfiglio has been a member of the board of directors of Localiza since 2000. Mr. Bonfiglio received his baccalaureate degree from Georgetown University and his MBA degree from The Wharton School of the University of Pennsylvania. In 1985 Mr. Bonfiglio joined Bankers Trust Company, where he worked in several capacities, including Structured/Acquisition Finance, Mergers & Acquisitions and Private Equity. In 1995 he joined DLJ Merchant Banking, the private equity arm of Donaldson, Lufkin & Jenrette, based in New York and London. Currently Mr. Bonfiglio resides in London and is a founding partner of Stirling Square Capital Partners, a London-based private equity firm specialized in European buy-outs.

     Carlos Jose Garcia. Mr. Garcia has been a member of the board of directors of Localiza since 2000. Mr. Garcia received a degree in accounting from the Catholic University of Argentina. He worked for eight years for Bank of Boston as Head of their Corporate Finance Group. For six years, Mr. Garcia worked for Bankers Trust Company in their mergers and acquisitions division and then later for their Latin America private equity practice. Currently, he lives in Buenos Aires, Argentina where he is a Managing Director in the Private Equity Division of CSFB.

     Executive Committee

     As of May 31, 2004, the executive committee was composed of the individuals named below.

                                                                                                         Expiration
                                                                                             Officer     of Current
                  Name                       Age                   Position                   Since         Term
--------------------------------------  ---------  -------------------------------------  -----------  --------------
Jose Salim Mattar Junior..............        55     executive president                       1973         2005
Antonio Claudio Brandao Resende.......        57     executive vice president and              1973         2005
                                                     management officer
Eugenio Pacelli Mattar................        51     executive vice president and fleet        1973         2005
                                                     management officer
Flavio Brandao Resende................        50     executive vice president and car          1973         2005
                                                     rental officer

     Flavio Brandao Resende. Mr. Resende is an executive vice president of Localiza. He is also a vice-president of Franchising, Total Fleet and Prime. He graduated from Escola de Engenharia Kennedy in 1980 with a degree in civil engineering. He is one of Localiza's founding partners and is also an indirect partner of Radio Beep Telecomunicacoes Ltda. and Radio Beep System Ltda.

     For biographies of Jose Salim Mattar Junior, Antonio Claudio Brandao Resende and Eugenio Pacelli Mattar. See--Board of Directors.

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

     As of May 31, 2004, the executive committee of Total Fleet was composed of the individuals named below.

                                                                      Expiration
                                                             Officer  of Current
                  Name                 Age     Position       Since      Term
------------------------------------   ---   --------------  -------  ----------
Jose Salim Mattar Junior............   55      president       1997       2005
Antonio Claudio Brandao Resende.....   57    vice-president    1997       2005
Eugenio Pacelli Mattar..............   51    vice-president    1997       2005
Flavio Brandao Resende..............   50    vice-president    1997       2005

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

     As of May 31, 2004, the executive committee of Franchising was composed of the individuals named below.

                                                                      Expiration
                                                             Officer  of Current
                  Name                 Age    Position        Since      Term
------------------------------------   ---   --------------  -------  ----------
Jose Salim Mattar Junior............   55      president       1983       2005
Antonio Claudio Brandao Resende.....   57    vice-president    1983       2005
Eugenio Pacelli Mattar..............   51    vice-president    1983       2005
Flavio Brandao Resende..............   50    vice-president    1983       2005
Aristides Luciano de Azevedo Newton.   59    vice-president    1983       2005

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

     As of May 31, 2004, the executive committee of Prime was composed of the individuals named below.

                                                                      Expiration
                                                             Officer  of Current
                  Name                 Age       Position     Since       Term
------------------------------------   ---   --------------  -------  ----------
Jose Salim Mattar Junior............   55      president      1998        2005
Antonio Claudio Brandao Resende.....   57    vice-president   1998        2005
Eugenio Pacelli Mattar..............   51    vice-president   1998        2005
Flavio Brandao Resende..............   50    vice-president   1998        2005

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

     As of May 31, 2004, the executive committee was composed of the individuals named below.

                                                                         Expiration
                                                                Officer  of Current
                  Name                 Age        Position      Since      Term
-------------------------------------  ---   ------------------ -------  ----------
Leonardo Federici Guedes.............  42         president      2002      2004
Aristides Luciano de Azevedo Newton..  59    substitute officer  1999      2004


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

     For a biography of Aristides Luciano de Azevedo Newton. See-- Localiza-- Board of Directors.

  Family Relationships

     Jose Salim Mattar Junior and Eugenio Pacelli Mattar are brothers. Antonio Claudio Brandao Resende and Flavio Brandao Resende are brothers.

B.   Compensation

  General

     For the year ended December 31, 2003, the aggregate compensation we paid to members of our boards of directors and executive committees, as well as the officers named above, for services in all capacities, was approximately R$6.0 million.

     We have not set aside or accrued any amounts for pension, retirement or similar benefits for our boards of directors or executive officers.

     We have entered into management contracts with our senior employees. These annual contracts contain specific objectives and goals which we and the relevant employee agree upon, and determine the employee's eligibility for incentive compensation. Management incentives are based primarily upon the financial results of the specific operation managed. As of May 31, 2004, we had 219 management contracts with our employees distributed among us as follows:

     o    171 with Localiza employees;

     o    33 with Total Fleet employees;

     o    4 with Franchising employees; and

     o    11 with Prime employees.

     In 2003, we paid R$6.0 million in bonuses to our employees. We pay bonuses to employees depending on their position and their performance evaluations.

     Each of our employees participates in a performance-based compensation plan pursuant to which a portion of his or her compensation is a function of our overall profitability. In addition, we provide a range of benefits to our employees, including health insurance and, for some of them, food vouchers.

     According to Brazilian labor legislation, employees dismissed without cause are entitled to an additional payment equivalent to 50% of the outstanding balance in their mandatory fund for unemployment benefits, known as FGTS, at dismissal date.

  Stock Option Plan

     The Company sponsors a stock option plan, which grants employees and directors the option to purchase stocks at prices annually determined. Options were granted in five installments in the last five years, ended in 2002, and each installment is exercisable within four years from the grant date, 25% of the installment per year based on the terms of the grant.

     The options expire on April 30, 2007. The strike price is restated annually by the IGP-M (General Price Index-Market).

     As of December 31, 2003, no options have been exercised. Had all options being exercised the current shareholders stake would have a reduction from 100% to 96.7%.

     The following tables summarize the status of the Company's stock option plan:

       Beginning of year               Granted              Forfeited                    End of year
  ---------------------------   -------------------   --------------------   ---------------------------------
                                                                                                      Restated
                                                                                                       strike
  Year     Eligible   Options   Eligible    Options   Eligible     Options   Eligible     Options       price
  ----     --------   -------   --------    -------   --------     -------   --------     -------       -----
  2001        36      407,750       -       154,500       4        34,250       32       528,000      R$ 31.75
  2002        32      528,000       2       153,000       2        48,000       32       633,000      R$ 32.89
  2003        32      633,000       -           -         4       102,000       28       531,000           -


                             Remained        Restated strike
                   Year      options             price
                   ----    -----------     -------------------
                   1998       90,000             R$ 20.14
                   1999      102,000             R$ 31.55
                   2000      109,000             R$ 29.55
                   2001      112,000             R$ 31.75
                   2002      118,000             R$ 32.89
                           ---------
                             531,000
                           ---------

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

     Under Localiza's by-laws, the board of directors must have nine members. Board members are elected for terms of one year at the annual general meeting of shareholders and can be successively re-elected. They are subject to removal by the shareholders at any time. As per Brazilian law, members of the board of directors must own at least one share of Localiza. Neither Localiza nor any of its subsidiaries maintains any services contracts with any members of the board of directors providing for benefits upon termination of their functions as board members.

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

     Under Localiza's by-laws, the board of directors appoints four executive officers to form the executive committee. Members of the executive committee must be residents of Brazil, are appointed to terms of one year and can be successively re-appointed. They are subject to removal at any time by the board of directors.

     Fiscal Council

     Under Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent fiscal council. We would, however, be required to establish a fiscal council upon the request of shareholders who hold 2% of the common shares or 1% of the preferred shares, pursuant CVM Instruction 324 of January 19, 2000 that altered the percentages referred to in Article 161, Paragraph 2 of Law 6,404/76, based on its prerogative established in Article 291 of Law 6,404/76. The primary responsibility of the fiscal council, which, if established, would act independently from our management and external auditors, would be to review our consolidated financial statements and report on them to our shareholders.

  Audit Committee

     Under the Brazilian Corporation Law and its by-laws, Localiza is not required to maintain and does not currently maintain a permanent audit committee. Our board of directors approves our financial statements, the performance of our auditors, either for audit or permissible non-audit services, and related fees, fulfilling the function of an audit committee.

D.   Employees

     The table below shows the number of employees for the three years ended December 31, 2003, distributed among our divisions as follows:

                                                             At December 31,
                                                       -------------------------
                                                        2001      2002      2003
                                                       -----     -----     -----
Division:
     Car rental.......................................   790       851     1,061
     Fleet management.................................    83        95        97
     Used car sales...................................    92       126       188
     Franchising......................................    26        24        26
     Administrative...................................    77        80        78
                                                       -----     -----     -----
         Total........................................ 1,068     1,176     1,450
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

     Aristides Luciano de Azevedo Newton, who is a vice-president of Franchising and a substitute officer of MFA, holds a 7.5% interest in Franchising and, indirectly, a 7.5% interest in MFA.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

  Localiza

     The table below sets forth information regarding Localiza's ownership by each person who we know to be the beneficial owner of more than 5% of Localiza's common shares and by directors and officers as a group as of May 31, 2004.

                                                                      Percentage
                                                        Number of     of Common
                                                      Common Shares     Shares
                                                      -------------   ----------
Jose Salim Mattar Junior.............................    3,071,997       20.00%
Antonio Claudio Brandao Resende......................    3,071,997       20.00
Flavio Brandao Resende...............................    2,047,998       13.33
Eugenio Pacelli Mattar...............................    2,047,999       13.33
DLJ Funds............................................    5,120,000       33.34
Directors and executive officers as a group..........            9        0.00
                                                        ----------      ------
     Total...........................................   15,360,000      100.00%
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

     o a provision which requires that from March 10, 2001, Localiza, at the option of CSFB, take all actions necessary to facilitate a public offering of the shares held by CSFB, subject to certain other conditions;

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

                                                   Percentage Owned By
                                            ----------------------------------
                                                                    Directors
                                                                    of
                                            Localiza   Franchising  Localiza
                                            --------   -----------  --------
Total Fleet.................................   100.0%        --         --
Franchising.................................    92.5%        --        7.5%
Prime.......................................   100.0%        --         --
MFA.........................................     --        99.996%      --

B.   Related Party Transactions

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

     Total Fleet, Franchising and Prime use the administrative and advertising structure of Localiza. Localiza and Total Fleet use the intermediation services of purchase and sale of vehicles and accessories rendered by Prime and pay Prime a fee for these services. Localiza provides car rental services to Total Fleet whenever Total Fleet needs a car replacement. Total Fleet also uses the location and structure of Localiza to sell, through Prime, its used cars to the market and reimburses Localiza for these services. In 2002, Localiza sold 320 vehicles in the amount of R$3.8 million to Total Fleet. These transactions were carried out at an arm's length basis and consistent with the prevailing market conditions.

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

     Shareholders' Meetings

     Under the Brazilian Corporation Law, at a general meeting of shareholders, convened and held in accordance with such law and Localiza's by-laws, the shareholders are entitled to decide all matters relating to Localiza's objectives and to approve any resolution that they deem necessary for Localiza's protection and growth. Annual shareholders' meetings must be held until April 30 of each year. In addition, special shareholders' meetings may be held as often as deemed necessary. General meetings are called by the chairman of Localiza's board of directors, as prescribed by the Brazilian Corporation Law, and are chaired by a shareholder elected by a majority of votes of those present at the meeting. The chairperson appoints the secretary of the meeting. Localiza's shareholders may be represented at the general meeting by an attorney-in-fact, who must be a shareholder, one of Localiza's general officers or directors, or a lawyer. Directors' compensation is determined by shareholders at a shareholder meeting.

     Common Shares and Preferred Shares

     As of May 31, 2004, Localiza has 15,360,000 common registered shares, no par value per share.

     The issuance of preferred shares is limited by the Brazilian Corporation Law to 50% of the total capital of the company. Currently, Localiza does not have preferred shares. Pursuant to Localiza's by-laws, any future preferred shares would not be convertible into common shares and would not have voting rights. Pursuant to Localiza's by-laws, holders of future preferred shares would be entitled to (a) a minimum annual non-cumulative preferential dividend equal to R$0.01 per share, (b) priority in the reimbursement of the corporate capital, in case of liquidation, and (c) right to participate in capital increases derived from capitalization of profits or reserves in the same conditions as holders of common shares. Preferred shares would acquire voting rights, however, if Localiza does not pay the minimum preferential dividend for three consecutive years. In this case, voting rights for preferred shares would continue until the payment of non-cumulative dividends is made.

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

     Shareholders' Meetings

     Under the Brazilian Corporation Law, at a general meeting of shareholders, convened and held in accordance with such law and Total Fleet's by-laws, the shareholders are entitled to decide all matters relating to Total Fleet's objectives and to approve any resolution that they deem necessary for Total Fleet's protection and growth. Annual shareholders' meetings must be held until April 30 of each year. In addition, special shareholders' meetings may be held as often as deemed necessary. General meetings are called by Total Fleet's executive committee, as prescribed by the Brazilian Corporation Law, and are presided over by a shareholder elected by a majority of votes of those present at the meeting. The chairperson appoints the secretary of the meeting. Total Fleet's shareholders may be represented at the general meeting by an attorney-in-fact, who must be a shareholder, one of the general officers, or a lawyer. Compensation for executive officers is determined by the shareholders at a shareholders' meeting.

     Common Shares and Preferred Shares

     As of May 31, 2004, Total Fleet has 109,630,000 registered common shares, no par value per share, and is a wholly owned subsidiary of Localiza.

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

     Shareholders' Meetings

     Under the Brazilian Corporation Law, at a general meeting of shareholders, convened and held in accordance with such law and Franchising's by-laws, the shareholders are entitled to decide all matters relating to Franchising's objectives and to approve any resolution that they deem necessary for Franchising's protection and growth. Annual shareholders' meetings must be held until April 30 of each year. In addition, special shareholders' meetings may be held as often as deemed necessary. General meetings are called by Franchising's executive committee, as prescribed by the Brazilian Corporation Law, and are presided over by a shareholder elected by a majority of votes of those present at the meeting. The chairperson appoints the secretary of the meeting. Franchising's shareholders may be represented at the general meeting by an attorney-in-fact, who must be a shareholder, one of the general officers, or a lawyer. Compensation for executive officers is determined by the shareholders at a shareholders' meeting.

     Common Shares and Preferred Shares

     As of May 31, 2004, Franchising has 116,254 registered common shares, no par value per share.

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

  Prime

     Prime is a sociedade anonima, registered with the Board of Trade of the State of Minas Gerais under the number 3130001805-9. Pursuant to article 3 of Prime's by-laws, Prime's corporate purpose is to deal with the intermediation of used car sales and related services. Prime is managed by an executive committee composed of four officers.

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

     Shareholders' Meetings

     Under the Brazilian Corporation Law, at a general meeting of shareholders, convened and held in accordance with such law and Prime's by-laws, the shareholders are entitled to decide all matters relating to Prime's objectives and to approve any resolution that they deem necessary for Prime's protection and growth. Annual shareholders' meetings must be held until April 30 of each year. In addition, special shareholders' meetings may be held as often as deemed necessary. General meetings are called by Prime's executive committee, as prescribed by the Brazilian Corporation Law, and are presided over by a shareholder elected by a majority of votes of those present at the meeting. The chairperson appoints the secretary of the meeting. Prime's shareholders may be represented at the general meeting by an attorney-in-fact, who must be a shareholder, one of the general officers, or a lawyer. Compensation for executive officers is determined by the shareholders at a shareholders' meeting.

     Common Shares and Preferred Shares

     As of May 31, 2004, Prime has 15,000 registered common shares, no par value per share and is a wholly-owned subsidiary of Localiza.

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

  MFA

     MFA is registered with the Argentine public register of commerce under number 9043, Book III File A of Sociedades por Acciones. Subsequently, amended on September 30, 1999, under number 3602, Book 10 of Sociedades por Acciones, on October 4, 2000, under number 18285, Book 13 of Sociedades por Acciones, and on December 17, 2002, under number 3588, Book 20 of Sociedades por Acciones. Pursuant to article 3 of MFA's by-laws, its corporate purpose is:

     o to sub-license to third parties the right to use Localiza's brand name, or any other brand name that may replace or supplement it in the future, for the purpose of operating the business of renting cars, along with related services,

     o to manage the sub-license system of Localiza's brand name, or any other brand name that may replace or supplement it in the future, related with the car rental activities or supplementary services,

     o to manage Localiza's brand name, or any other brand name that may replace or supplement it in the future, through the collection of royalties, commissions, fees, tariffs, funds or any other type of compensation, as well as the sale of printed materials an other related activities,

     o to transfer technology and know-how through training programs and to supply manuals and other materials in connection with the sub-licensing of Localiza brand name, or any other brand name that may replace or supplement it in the future, and

     o to carry out activities related to the above-mentioned corporate purposes.

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

     Shareholders' meetings are called by publication at least ten days before the date of the meeting, in the Official Gazette of the Republic of Argentina for five days, and in a widely circulated newspaper in Argentina. In order to attend a meeting, shareholders must communicate their attendance at least three business days before the date of the meeting. Nevertheless, said publications may be omitted if the attendance of all the shareholders is confirmed with certainty and the shareholders take unanimous decisions.

     Common Shares and Preferred Shares

     As of May 31, 2004, MFA has 25,000 common shares, par value ARP1.00 per share. Currently, MFA does not have any preferred shares.

     There are no restrictions under Argentine law or MFA's by-laws limiting the rights of non-residents or non-Argentine shareholders to hold or exercise voting rights on MFA's shares, provided that said shareholder has comply with the requirements stated under Argentina's Business Companies Law.

     Preemptive Rights

     MFA's by-laws do not have provisions regarding shareholders' preemptive rights. MFA's shares may be freely transferred to third parties.

     As stated under section 214 of Argentine Business Association Law, MFA's common shares may be freely transferred to third parties. In addition, there are no limitations to the transfer of shares or preemptive rights in the By-Laws.

     Nevertheless, Section 194 of Argentine Business Association Law, states that if MFA issues new shares, then existing shareholders will have the preemptive right to acquire new shares, in proportion to the their holdings of existing shares. In said case, MFA will offer the new shares to its shareholders through publications for three days in an official bulletin and in some cases an additional publication in an important newspaper is also required. The shareholders must exercise their preferential right to purchase the shares offered within 30 days from the last publication day.

C.   Material Contracts

None.

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

     The Brazilian government currently restricts the ability of Brazilian and foreign persons or entities to convert Brazilian currency into U.S. dollars or other currencies other than in connection with certain authorized transactions. The issuance of the Notes has been authorized by, and is currently electronically registered with, the Central Bank of Brazil. The Central Bank of Brazil had issued a certificate of registration, which was later replaced by the electronic registration currently in place, authorizing each of the scheduled payments of principal at maturity and interest on the Notes. However, consent from the Central Bank of Brazil will be needed for (i) the payment of principal of, and premium, if any, and interest on the Notes upon acceleration of the Notes following an event of default, (ii) payments in respect of the Notes upon certain optional redemption events or upon a repurchase of the Notes by us or our affiliates under certain circumstances or in the event of certain changes in Brazilian law relating to tax withholding, and (iii) overdue payments, in the event that any payment in connection with the Notes is not paid in full by 120 days after the date that such payment becomes due and payable. There can be no assurance that we will obtain the necessary consents from the Central Bank of Brazil for the remittance abroad of the foregoing payments.

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

     We will provide without charge to each person to whom this report is delivered, upon written or oral request, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our annual consolidated audited financial statements which will be prepared in accordance with U.S. GAAP, and a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written request for such copies should be directed to Localiza Rent a Car S.A., Av. Bernardo Monteiro, 1563 Funcionarios 30150-902- Belo Horizonte, Minas Gerais, Brazil,
Attention: Financial Department. Telephone requests may be directed to 55-31-3247-7040.

I.   Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our debt portfolio is principally composed by the Notes, which were issued as long-term US dollar denominated obligations and were incurred primarily in connection with capital expenditures and repayments of short-term loans. As a consequence, we should be exposed to the foreign currency exchange risk, once our revenues and operating expenses are principally real denominated. In view of this currency mismatch between revenues and debt, we have swapped the principal and interest market risk of the Notes for the domestic interest risk - CDI (Interbank Deposit Certificate) through swap transactions, seeking to protect us from its exposure to dollar denominated liabilities.

     As of December 31, 2003, our US dollar-denominated debt, in the amount of R$227.2 million (including interest payable of R$5.4 million and R$8.3 million of "Compror" transactions), was protected against currency devaluation by swap transactions.

   Swap Transactions

     As of December 31, 2003, R$227.2 million of our debt was denominated in US dollars, while all our revenues were denominated in reais. We contracted swap transactions aiming at protecting our U.S. dollar denominated liabilities, which were outstanding during the year ended December 31, 2003, against the devaluation of real. The swap's terms are as follows:

                                                                                                          Unrealized
                                          US$ rate                                           Unrealized   gain/(loss)
                             Notional        at                                              loss as of      as of
   Date of                   amount -     contract                                            December     December
  contract      Due date       US$          date        Company pays      Company receives    31, 2002     31, 2003
  --------      --------       ---          ----        ------------      ----------------   ----------   -----------
                                                                                             (In thousands of reais)
Short term:
                                                                           Exchange rate
    From          From        2,811        2.9420        100% CDI +         variation +            -           25
  12/15/03      01/29/04                                 1.72% p.a.       coupon of 5.50%
                                                                               p.a.

Long term:
                                                                           Exchange rate
    From                                    From                            variation +
 09/05/01 to    09/29/05      66,300      2.5642 to       100% CDI          coupon (from        (12,031)     (18,950)
  10/16/01                                 2.7400                          9.30% to 9.80%
                                                                               p.a.)

                                                        Exchange rate
    From        09/29/05      5,400        2.8839        variation +
  10/21/03                                             coupon of 5.10%
                                                            p.a.              100% CDI                -         (122)
                                                                                                -------      -------
                                                                                                (12,031)     (19,047)
Current liabilities - Loans and financing                                                             -           25
                                                                                                -------      -------
Noncurrent liabilities - Unrealized loss on derivatives                                         (12,031)     (19,072)
                                                                                                =======      =======

     As of December 31, 2003, the notional amount of swap contracted plus accrued coupon was US$75.4 million.

     The unrealized loss has been determined based on the fair value of these swap transactions which was estimated based on discounting future contracted cash flow considering market rates, terms and conditions at each balance sheet date.

  Permitted Investment in Notes

     In October 1997, we issued the Notes, which have a fixed interest rate of 10.25% and which will mature on October 1, 2005. In 1998 and 1999, we repurchased part of the Notes corresponding to the principal amount of US$26.1 million equivalent to R$75.4 million in December 31, 2003.

  Market Risk Sensitive Instruments

     The table below presents information related to market risk sensitive instruments:




                                                        Fair   Expected Maturity Dates
                                                      Value At -----------------------
                                                      December                         Repurchased
                               Rate       Currency    31, 2003       2004     2005       Portion      Total
                               ----       --------    --------       ----     ----       -------      -----
                                                                (In millions of reais)
Notes (principal)....          10.25%         US$        207.1         -      288.9        75.4        213.5
Swap transactions....          (1)            US$         19.1         -       19.1         -           19.1
                                                                    ----      -----       -----        -----
                                                                       -      308.0        75.4        232.6
                                                                    ====      =====       =====        =====
(1)  See note 18 of Localiza audited financial statements


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Our president and chief executive officer, Jose Salim Mattar Junior and our principal financial officer, Roberto Antonio Mendes, have evaluated, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2003, the end of the period covered by this report. Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms.

There have been no significant changes in our internal controls over financial reporting or other factors during the annual period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.


     In light of the new regulatory framework introduced by the Sarbanes-Oxley Act of 2002, on April 30, 2003 we established a disclosure committee consisting of Antonio Claudio Brandao Resende (a member of our board of directors and an executive vice president), Eugenio Pacelli Mattar (a member of our board of directors, an executive vice president and our fleet management officer), Aristides Luciano de Azevedo Newton (a member of our board of directors, an executive vice president of Franchising and an officer of MFA), Marco Antonio Guimaraes (our car resale officer), Eugenia Rafael (our car rental officer), Tarcisio Pinto Ferreira (our general counsel) and Claudia Leao (our controller). The committee is generally responsible for considering the materiality of information and determining our disclosure obligations on a timely basis. The committee also allocates reviewing responsibilities to the appropriate officers within Localiza or any of its subsidiaries. The committee, together with our chief executive officer and chief financial officer, has the responsibility for the evaluation of the effectiveness of our disclosure and control procedures and may generally take all action deemed necessary or desirable to ensure compliance with such procedures.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Under Brazilian corporate law, we are not required to, and currently do not maintain, a permanent audit committee. Consequently, we do not currently have a financial expert performing audit functions.

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics which covers all of our employees, including our principal executive officer, principal financial officer and controller and other directors and officers. The objective of this code is: (i) to reduce the subjectivity of personal interpretations of ethical principles;
(ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of Localiza with its stakeholders, namely: shareholders, customers, employees, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

     Our code of ethics complies with the provisions of the Sarbanes-Oxley Act of 2002. A copy of our code of ethics is filed as an exhibit to this document.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     For the fiscal years ending December 31, 2003 and 2002, Deloitte Touche Tohmatsu Auditores Independentes acted as independent auditor for Localiza and Subsidiaries for the fiscal years ended December 31, 2003 and 2002, Deloitte & Co. S.R.L. acted as independent auditor for MFA. In 2002, the aggregate of Audit Services Fees billed by Deloitte Touche Tohmatsu Auditores Independentes to Localiza and Subsidiaries and by Deloitte & Co. S.R.L. to MFA amounted to R$
182.9. In 2003, the aggregate of Audit Service Fees billed by Deloitte Touche Tohmatsu Auditores Independentes to Localiza and Subsidiaries and by Deloitte & Co. S.R.L. to MFA amounted to R$ 246.0. No other fees were billed to us by our principal accountants for services provided in connection with fiscal years 2002 and 2003.

     "Audit Services Fees" consist of fees billed for professional services rendered in connection with the audit of the Company's consolidated and individual annual financial statements and annual regulatory filings thereon.


Pre-Approval Policies

     Under the Brazilian Corporation Law and its by-laws, Localiza is not required to maintain and does not currently maintain a permanent audit committee. Our board of directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, fulfilling the function of an audit committee.

     Our board of directors requires management to obtain the board's approval before engaging independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, our board of directors pre-approves all audit and non-audit services provided by Deloitte Touche Tohmatsu, our principal auditor.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

                                                                            Page
Consolidated Financial Statements of Localiza Rent a Car S.A.:...............F-2
        Report of Deloitte Touche Tohmatsu Auditores Independentes dated
               April 2, 2004 for the fiscal year ending December 31, 2003....F-3
        Consolidated Balance Sheets at December 31, 2002 and 2003............F-4
        Consolidated Statements of Income and other comprehensive income
               (loss) for the Years Ended December 31, 2001, 2002 and 2003...F-6 Consolidated Statements of Changes in Shareholders' Equity for the
               Years Ended December 31, 2001, 2002 and 2003..................F-7
        Consolidated Statements of Cash Flows for the Years Ended December
               31, 2001, 2002 and 2003.......................................F-8
        Notes to the Consolidated Financial Statements......................F-10

Consolidated Financial Statements of Localiza Franchising S.A.:.............F-54
        Report of Deloitte Touche Tohmatsu Auditores Independentes dated
               April 2, 2004 for the fiscal year ending December 31, 2003...F-55
        Consolidated Balance Sheets at December 31, 2002 and 2003...........F-56
        Consolidated Statements of Income for the Years Ended December 31,
               2001, 2002 and 2003..........................................F-58
        Consolidated Statements of Changes in Shareholders' Equity for the
               Years Ended December 31, 2001, 2002 and 2003.................F-59
        Consolidated Statements of Cash Flows for the Years Ended December
               31, 2001, 2002 and 2003......................................F-60
        Notes to the Consolidated Financial Statements......................F-62

Financial Statements of Localiza Master Franchisee Argentina S.A.:..........F-80
        Report of Deloitte & Co. S.R.L. dated March 12, 2004 for the fiscal year ending December 31, 2003.........................F-81
        Report of Independent Public Accountants for the Years Ended
               December 31, 2000 and 2001 (Pistrelli, Dyas y Associados, a
               former member of Andersen S/C)(1)............................F-82
        Balance Sheets at December 31, 2002 and 2003........................F-83
        Statements of Income for the Years Ended December 31, 2001, 2002
               and 2003.....................................................F-84
        Statements of Changes in Shareholders' Equity for the Years Ended
               December 31, 2001, 2002 and 2003.............................F-85
        Statements of Cash Flows for the Years Ended December 31, 2001,
               2002 and 2003................................................F-86
        Notes to the Financial Statements...................................F-88

--------------------------
(1) Copy of a report issued by Pistrelli, Dyas y Associados, a former member of Andersen S/C on March 11, 2002.


ITEM 19. EXHIBITS

1.1  Charter and bylaws of Localiza Rent a Car S.A. (English translation)

1.2  Charter and bylaws of Total Fleet S.A. (English translation)1

1.3  Charter and bylaws of Localiza Franchising S.A. (English translation)

1.4 Charter and bylaws of Prime Prestadora de Servicos S.A. (English translation)

1.5 Charter and bylaws of Localiza Master Franchisee Argentina S.A. (English translation)2

8.1  List of significant subsidiaries

10.1 Consent of Deloitte Touche Tohmatsu Auditores Independentes as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003 (Localiza)

10.2 Consent of Deloitte Touche Tohmatsu Auditores Independentes as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003 (Franchising)

10.3 Consent of Deloitte & Co. S.R.L. as of December 31, 2002 and 2003 and for the two years in the period ended December 31, 2003 (MFA)

10.4 Letter from MFA regarding certain representations given by Andersen 3

10.5 Notice issued by MFA regarding consent of Andersen

11.1 Code of Ethics of Localiza Rent a Car S.A. and Subsidiaries

12.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2003 (Localiza)

12.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2003 (Total Fleet)

12.3 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2003 (Franchising)

12.4 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2003 (Prime)

12.5 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2003
     (MFA)

13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (Localiza)

13.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (Total Fleet)

13.3 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (Franchising)

13.4 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (Prime)

13.5 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2003
     (MFA)

----------------------
1 Incorporated by reference to our Annual Report in Form 20-F for fiscal year ended December 31, 2001 (File No. 333-8128) filed with the SEC on June 28, 2002.

2 Incorporated by reference to our Annual Report in Form 20-F for fiscal year ended December 31, 2002 (File No. 333-8128) filed with the SEC on June 30, 2003.

3 Copy of a letter filed with the SEC on June 28,2002.

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



                                  PRIME PRESTADORA DE SERVICOS S.A.


                                  By:  /s/ Jose Salim Mattar Junior
                                       -----------------------------------------
                                       Name:  Jose Salim Mattar Junior
                                       Title: President

                                  By:  /s/ Antonio Claudio Brandao Resende
                                       -----------------------------------------
                                       Name:  Antonio Claudio Brandao Resende
                                       Title:    Vice President

                                  LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                  By:  /s/ Leonardo Federici Guedes
                                       -----------------------------------------
                                       Name:  Leonardo Federici Guedes
                                       Title: President



                                  By:  /s/ Aristides Luciano de Azevedo Newton
                                       -----------------------------------------
                                       Name: Aristides Luciano de Azevedo Newton
                                       Title: Substitute Officer

Dated: June 29, 2004

Index to consolidated financial statements
                                                                            Page
Consolidated Financial Statements of Localiza Rent a Car S.A.:...............F-2
        Report of Deloitte Touche Tohmatsu Auditores Independentes dated
               June 2, 2004 for the fiscal year ending December 31, 2003.....F-3
        Consolidated Balance Sheets at December 31, 2002 and 2003............F-4
        Consolidated Statements of Income for the Years Ended December 31,
               2001, 2002 and 2003...........................................F-6
        Consolidated Statements of Changes in Shareholders' Equity for the
               Years Ended December 31, 2001, 2002 and 2003..................F-7
        Consolidated Statements of Cash Flows for the Years Ended December
               31, 2001, 2002 and 2003.......................................F-8
        Notes to the Consolidated Financial Statements......................F-10

Consolidated Financial Statements of Localiza Franchising S.A.:.............F-54
        Report of Deloitte Touche Tohmatsu Auditores Independentes dated
               June 2, 2004 for the fiscal year ending December 31, 2003....F-55
        Consolidated Balance Sheets at December 31, 2002 and 2003...........F-56
        Consolidated Statements of Income for the Years Ended December 31,
               2001, 2002 and 2003..........................................F-58
        Consolidated Statements of Changes in Shareholders' Equity for the
               Years Ended December 31, 2001, 2002 and 2003.................F-59
        Consolidated Statements of Cash Flows for the Years Ended December
               31, 2001, 2002 and 2003......................................F-60
        Notes to the Consolidated Financial Statements......................F-62

Financial Statements of Localiza Master Franchisee Argentina S.A.:..........F-80
        Report of Deloitte & Co. S.R.L. dated March 12, 2004 for the fiscal year ending December 31, 2003.........................F-81
        Report of Independent Public Accountants for the Years Ended
               December 31, 2000 and 2001 (Pistrelli, Dyas y Associados, a
               former member of Andersen S/C)(1)............................F-82
        Balance Sheets at December 31, 2002 and 2003........................F-83
        Statements of Income for the Years Ended December 31, 2000, 2001
               and 2002.....................................................F-84
        Statements of Changes in Shareholders' Equity for the Years Ended
               December 31, 2000, 2001 and 2002.............................F-85
        Statements of Cash Flows for the Years Ended December 31, 2000,
               2001 and 2002................................................F-86
        Notes to the Financial Statements...................................F-88

--------------------------
(1) Copy of a report issued by Pistrelli, Dyas y Associados, a former member of Andersen S/C on March 11, 2002.

Localiza Rent a Car S.A. and Subsidiaries

Financial Statements Together with Report of Independent Registered Public Accounting Firm

Expressed in Brazilian reais

As of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003

Deloitte Touche Tohmatsu Auditores Independentes

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Localiza Rent a Car S.A.
Belo Horizonte - MG


1. We have audited the accompanying consolidated balance sheets of Localiza Rent a Car S.A., (the "Company"), a Brazilian corporation, as of December 31, 2002 and 2003 and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003, all expressed in Brazilian reais. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with the standards of the Public Company Accounting Oversights Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Localiza Rent a Car S.A. as of December 31, 2002 and 2003, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

4. Our audits also comprehended the translation of Brazilian reais amounts into U.S. dollar amounts as of and for the year ended December 31, 2003 and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (d). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.



April 2, 2004

/s/ Deloitte Touche Tohmatsu

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2002 AND 2003
(Stated in thousands of Brazilian reais and U.S. dollars)
--------------------------------------------------------------------------------


A  S  S  E  T  S                                                      December 31,
----------------                                    --------------------------------------------
                                                        2002            2003            2003
                                                    -------------   -------------   ------------
                                                         R$              R$              US$
                                                    -------------   -------------   ------------
CURRENT ASSETS:
    Cash and cash equivalents                            71,391         159,264         55,124
    Available for sale marketable securities             11,078               -              -
    Accounts receivable, net                             51,074          46,899         16,233
    Revenue-earning vehicles, net                       263,404         278,409         96,362
    Deferred income tax and social contribution           1,585           2,909          1,007
    Other                                                 5,922           8,974          3,106
                                                    -------------   -------------   ------------
                                                        404,454         496,455        171,832
                                                    -------------   -------------   ------------
NONCURRENT ASSETS:
    Revenue-earning vehicles, net                        87,034         110,452         38,229
    Escrow deposits                                      18,975          19,235          6,657
    Deferred income tax and social contribution          33,477          12,486          4,322
    Other                                                 2,805             490            170
                                                    -------------   -------------   ------------
                                                        142,291         142,663         49,378
                                                    -------------   -------------   ------------

PROPERTY AND EQUIPMENT, NET                              15,126          18,581          6,431
                                                    -------------   -------------   ------------

GOODWILL                                                  4,704           4,704          1,628
                                                    -------------   -------------   ------------

TOTAL ASSETS                                            566,575         662,403        229,269
                                                    =============   =============   ============


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS  - DECEMBER 31, 2002 AND 2003
(Stated in thousands of Brazilian reais and U.S. dollars)
--------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY                                December 31,
------------------------------------                 ------------   -----------   ----------
                                                         2002          2003          2003
                                                     ------------   -----------   ----------
                                                          R$            R$            US$
                                                     ------------   -----------   ----------
CURRENT LIABILITIES:
    Loans and financing                                       -         8,309        2,876
    Interest payable on long-term debt                    6,616         5,410        1,872
    Accounts payable                                     18,818        81,670       28,267
    Payroll and related charges                          10,067        11,562        4,002
    Income tax and social contribution                      460           954          330
    Taxes, other than on income                           3,550         4,576        1,584
    Deferred income tax and social contribution           7,302         6,356        2,200
    Advances from customers                               3,878         4,847        1,678
    Other                                                   615         1,118          387
                                                     ------------   -----------   ----------
                                                         51,306       124,802       43,196
                                                     ------------   -----------   ----------
NONCURRENT LIABILITIES:
    Long-term debt                                      261,111       213,512       73,900
    Unrealized loss on derivatives (Note 18)             12,031        19,072        6,601
    Reserve for contingencies                            35,847        45,727       15,827
    Deferred income tax and social contribution           9,983        14,440        4,998
    Other                                                 1,583         1,617          560
                                                     ------------   -----------   ----------
                                                        320,555       294,368      101,886
                                                     ------------   -----------   ----------

MINORITY INTEREST                                            92            17            6
                                                     ------------   -----------   ----------

SHAREHOLDERS' EQUITY:
    Capital stock                                       135,723       153,693       53,196
    Accumulated earnings                                 59,374        89,523       30,985
    Accumulated other comprehensive loss                   (475)            -            -
                                                     ------------   -----------   ----------
                                                        194,622       243,216       84,181
                                                     ------------   -----------   ----------

TOTAL LIABILITIES AND SHAREHOLDERS'
      EQUITY                                            566,575       662,403      229,269
                                                     ============   ===========   ==========


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (Stated in thousands of Brazilian reais and U.S. dollars)
--------------------------------------------------------------------------------


                                                                             Year ended December 31,
                                                            -------------------------------------------------------
                                                               2001            2002          2003          2003
                                                            -----------    ------------  ------------  ------------
                                                                R$              R$            R$            US$
                                                            -----------    ------------  ------------  ------------
NET REVENUES:
    Car rental                                                 144,253        162,595       155,291        53,749
    Fleet management                                           120,229        118,782       120,309        41,641
    Franchising                                                  5,056          5,111         5,456         1,888
    Used car sales                                             150,907        190,476       250,978        86,868
                                                            -----------    ------------  ------------  ------------
       Total net revenues                                      420,445        476,964       532,034       184,146
                                                            -----------    ------------  ------------  ------------

EXPENSES AND COSTS:
    Direct operating                                           (77,059)       (88,858)      (91,485)      (31.665)
    Cost of used car sales                                    (118,655)      (156,270)     (206,579)      (71,500)
    Taxes on revenues                                          (17,795)       (19,578)      (16,337)       (5,655)
    Selling, general, administrative and other                 (52,438)       (62,482)      (65,402)      (22,637)
    Depreciation of vehicles                                   (43,995)       (31,062)      (37,222)      (12,883)
    Goodwill amortization                                       (1,499)             -             -             -
    Other depreciation and amortization                         (2,634)        (3,426)       (3,841)       (1,329)
                                                            -----------    ------------  ------------  ------------
       Total operating expenses and costs                     (314,075)      (361,676)     (420,866)     (145,669)
                                                            -----------    ------------  ------------  ------------
       Operating income                                        106,370        115,288       111,168        38,477
                                                            -----------    ------------  ------------  ------------

FINANCIAL (EXPENSES) INCOME, NET                               (50,464)       (82,814)       40,677        14,079
OTHER NONOPERATING (EXPENSES) INCOME, NET                        4,475           (125)           97            34
                                                            -----------    ------------  ------------  ------------
       Income before taxes and minority interest                60,381         32,349       151,942        52,590
                                                            -----------    ------------  ------------  ------------

INCOME TAX AND SOCIAL CONTRIBUTION:
    Current                                                    (14,107)       (19,190)      (23,256)       (8,049)
    Deferred                                                    (2,386)        13,605       (22,940)       (7,940)
                                                            -----------    ------------  ------------  ------------
                                                               (16,493)        (5,585)      (46,196)      (15,989)
                                                            -----------    ------------  ------------  ------------
       Income before minority interest                          43,888         26,764       105,746        36,601

MINORITY INTEREST                                                    -           (115)         (106)          (37)
                                                            -----------    ------------  ------------  ------------
       Income before cumulative effect of change in
         accounting principle                                   43,888         26,649       105,640        36,564
     Cumulative effect of a change in accounting
        principle, net of taxes of R$467 (Note 3 i)               (907)             -             -             -
                                                            -----------    ------------  ------------  ------------
       Net income                                               42,981         26,649       105,640        36,564
                                                            ===========    ============  ============  ============

OTHER COMPREHENSIVE INCOME (LOSS):
    Total change in market value of marketable securities       15,753            269           501           173
    Reclassification adjustment of realized (gains) losses     (15,737)        (1,566)          219            76
                                                            -----------    ------------  ------------  ------------
    Unrealized/realized gains (losses) on marketable
       securities                                                   16         (1,297)          720           249
    Deferred income tax and social contribution
       on unrealized gains (losses)                                 (5)           436          (245)          (85)
                                                            -----------    ------------  ------------  ------------
    Other comprehensive income (loss)                               11           (861)          475           164
                                                            -----------    ------------  ------------  ------------
       Comprehensive income                                     42,992         25,788       106,115        36,728
                                                            ===========    ============  ============  ============

The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Stated in thousands of Brazilian reais)
--------------------------------------------------------------------------------


                                                                                     Accumulated
                                                                                        other
                                                         Capital     Accumulated    comprehensive
                                                          stock        earnings     income (loss)      Total
                                                       ----------    -----------    -------------    ----------

BALANCES AT DECEMBER 31, 2000                            117,523         46,156              375      164,054
   Cash dividends  (Note 20 b)                                 -        (15,000)               -      (15,000)
   Interest on capital (Note 20 c)                             -         (6,353)               -       (6,353)
   Capital increase (Note 20 c)                            5,400              -                -        5,400
   Net income                                                  -         42,981                -       42,981
   Other comprehensive income                                  -              -               11           11
                                                       ----------    -----------    -------------    ----------
BALANCES AT DECEMBER 31, 2001                            122,923         67,784              386      191,093
   Cash dividends  (Note 20 b)                                 -        (20,000)               -      (20,000)
   Interest on capital (Note 20 c)                             -        (15,059)               -      (15,059)
   Capital increase (Note 20 c)                           12,800              -                -       12,800
   Net income                                                  -         26,649                -       26,649
   Other comprehensive loss                                    -              -             (861)        (861)
                                                       ----------    -----------    -------------    ----------
BALANCES AT DECEMBER 31, 2002                            135,723         59,374             (475)     194,622
   Cash dividends  (Note 20 b)                                 -        (54,350)               -      (54,350)
   Interest on capital (Note 20 c)                             -        (21,141)               -      (21,141)
   Capital increase (Note 20 c)                           17,970              -                -       17,970
   Net income                                                  -        105,640                -      105,640
   Other comprehensive income                                  -              -              475          475
                                                       ----------    -----------    -------------    ----------
BALANCES AT DECEMBER 31, 2003                            153,693         89,523                -      243,216
                                                       ===========  =============  ===============  ===========


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

                                                                             1/2
LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Stated in thousands of Brazilian reais and U.S. dollars)
--------------------------------------------------------------------------------


                                                                                   Year ended December 31,
                                                               -------------------------------------------------------------
                                                                    2001             2002            2003           2003
                                                               --------------     -----------     ----------     -----------
                                                                     R$               R$              R$             US$
                                                               --------------     -----------     ----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                         42,981          26,649        105,640          36,564
     Adjustments to reconcile net income to net cash provided
      by (used in) operating activities:
          Depreciation and amortization (including goodwill)          48,128          34,488         41,063          14,212
          Vehicles written-off as a result of theft                    2,493           2,041          1,540             533
          Deferred income taxes                                        2,386         (13,605)        22,940           7,940
          Provision for doubtful accounts                              1,102           1,436           (128)            (44)
          Reversal of compulsory loans, net                              383               -              -               -
          Gain on sale of land                                        (4,639)              -              -               -
          Provision for contingencies                                  8,099          13,682         15,537           5,378
          Realized gains (losses) on sale of marketable
               securities                                            (15,737)         (1,566)           219              76
          Realized gains on derivatives                               (6,722)         (1,891)             -               -
          Exchange variation, net                                     29,328          85,044        (46,896)        (16,231)
          Unrealized (gain) loss on derivatives                       26,235         (14,204)         7,016           2,428
          Other                                                          282             307           (454)           (158)

(Increase) decrease in operating assets:
   Accounts receivable                                               (19,741)         (3,043)         5,946           2,058
   Revenue-earning vehicles-
           New acquisitions                                         (247,527)       (215,604)      (288,361)        (99,806)
           Cost of used car sales                                    121,381         164,846        211,176          73,092
   Escrow deposits                                                    (2,356)         (1,355)          (260)            (90)
   Accrued interest income on marketable securities                   (1,465)          1,978           (759)           (263)
   Compulsory loans                                                    1,597               -              -               -
   Other                                                               9,985           8,083         (2,440)           (845)

Increase (decrease) in operating liabilities:
   Accounts payable                                                    5,834          (5,500)        62,852          21,754
   Payroll and related charges                                         1,238           1,382          1,495             518
   Income tax and social contribution                                 (1,362)            246            494             171
   Taxes, other than on income                                        (2,066)          2,154          1,026             355
   Advances from customers                                             2,617             789            969             335
   Reserve for contingencies                                          (2,224)         (4,872)        (5,657)         (1,958)
   Loans and debt - accrued interest expense, net                        (51)          2,086           (660)           (228)
   Other                                                                (514)           (220)           322             111
                                                               --------------     -----------     ----------     -----------
Net cash provided by (used in) operating activities                     (335)         83,351        132,620          45,902
                                                               --------------     -----------     ----------     -----------

                                                                             2/2

                                                                                   Year ended December 31,
                                                               -------------------------------------------------------------
                                                                    2001             2002            2003           2003
                                                               --------------     -----------     ----------     -----------
                                                                     R$               R$              R$             US$
                                                               --------------     -----------     ----------     -----------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
    Purchases of marketable securities                               (16,733)         (5,717)             -               -
    Proceeds from sales of marketable securities                      61,365          13,210         11,798           4,083
    Additions to property and equipment, net                          (7,246)         (6,018)        (7,296)         (2,525)
    Acquisitions of former franchisees                                (1,329)              -              -               -
                                                               --------------     -----------     ----------     -----------
Net cash provided by investing activities                             36,057           1,475          4,502           1,558
                                                               --------------     -----------     ----------     -----------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
    Short-term loans:
       Proceeds                                                      113,837          39,186         57,454          19,886
       Repayments                                                   (120,057)        (66,381)       (49,182)        (17,023)
    Transaction with related parties:
       Capital increase                                                5,400          12,800         17,970           6,220
       Cash dividends                                                (15,000)        (20,000)       (54,350)        (18,812)
       Interest on capital                                            (6,353)        (15,059)       (21,141)         (7,317)
                                                               --------------     -----------     ----------     -----------
Net cash used in financing activities                                (22,173)        (49,454)       (49,249)        (17,046)
                                                               --------------     -----------     ----------     -----------

NET INCREASE  IN CASH AND CASH EQUIVALENTS                            13,549          35,372         87,873          30,414

CASH AND CASH EQUIVALENTS AT BEGINNING
    OF YEAR                                                           22,470          36,019         71,391          24,710
                                                               --------------     -----------     ----------     -----------

CASH AND CASH EQUIVALENTS AT END OF
    YEAR                                                              36,019          71,391        159,264          55,124
                                                               ==============     ===========     ==========     ===========

Supplemental disclosures of cash flow information:

Cash paid during the year for:
    Interest                                                          27,542          22,514         24,435           8,457
    Income tax and social contribution                                16,816          15,993         24,083           8,336
                                                               --------------     -----------     ----------     -----------
                                                                      44,358          38,507         48,518          16,793
                                                               ==============     ===========     ==========     ===========


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002 AND 2003
(Amounts expressed in thousands of Brazilian reais and U.S. dollars, unless otherwise indicated)
--------------------------------------------------------------------------------


1.   THE COMPANY AND ITS OPERATIONS

     Localiza Rent a Car S.A. (the "Company" or "Localiza") is a Brazilian closely-held corporation organized under the laws of the Federative Republic of Brazil and based in Belo Horizonte, State of Minas Gerais. The Company is controlled by four of its senior executives ("Founders") and eleven Donaldson, Lufkin & Jenrette ("DLJ") funds, which have been managed by Credit Suisse First Boston ("CSFB") since August 2000.

     On March 26, 1997, DLJ entities acquired 33.33% of the common stock of the Company.

     On June 30, 1998, Localiza merged its holdings PAR-LIZA Ltda. and LIZA-PAR S.A. (the DLJ affiliates). See Note 1 (a).

     As part of the Senior Notes program (Note 14), the Company has registered with Securities and Exchange Commission ("SEC") in the United States of America, on March 10, 1998.

     The Company operates in four complementary businesses: car rental, fleet management, used car sales and franchising.

     As of December 31, 2003, the Localiza network, including Brazilian and international franchisees, comprises 309 - unaudited (320 - unaudited in 2002) locations: 245 (unaudited) locations in Brazil and 64 (unaudited) locations in 7 countries in Latin America. Localiza operates directly 71 (unaudited) locations in Brazil and the remaining locations in Brazil are operated by franchisees under contract with Localiza Franchising S.A. ("Franchising"), a subsidiary of the Company. The locations in other Latin America countries were operated by franchisees under contracts with Master Franchisee Argentina S.A. ("MFA"), a subsidiary of the Franchising. Franchising charges initial fees to franchisees as well as monthly royalty fees and additional fees to reimburse advertising expenses incurred to promote Localiza's brand name and businesses.

     As of December 31, 2003, in accordance with management controls, the fleet comprises approximately 29,000 - unaudited vehicles (29,366 - uanudited in 2002), of which the Company owned approximately 22,355 (22,845 in 2002), including 9,765 (10,427 in 2002) vehicles from the fleet management segment, approximately 5,700- unaudited (5,405 - unaudited in 2002) are owned by Brazilian franchisees and the remaining are owned by international franchisees. Localiza usually renews its car rental fleet after 12 months. A significant portion of the company-owned fleet is sold to final consumers through 15 used car sales locations in 15 major Brazilian cities.

     Total Fleet S.A. ("Total Fleet"), a wholly-owned subsidiary of the Company operates the fleet management business. The lease period for new cars varies from 12 to 48 months with an average of 36 months. The contracts can be canceled with a 30-day advance notice and payment of charges equivalent to 15% to 35% of the contracts' remaining payments, depending on terms and renewal covenants.

     The management fleet services, which include maintenance, insurance, replacement among others, are contracted in accordance with clients' definitions.

     Total Fleet provides national maintenance and technical assistance to the customers through contracted service providers.


     (a)  Change of subsidiaries into closely-held corporations

     As of May 1, 2003, the subsidiaries Prime Prestadora de Servicos S/C Ltda. and Localiza Franchising Ltda. were changed into closely-held corporations and were renamed to Prime Prestadora de Servicos S.A. ("Prime") and Localiza Franchising S.A. ("Franchising"). The Franchising's participation of 0.01% in Prime was sold to Localiza by book value, which now holds 100% of the Company.

     (b)  Increases and decreases in subsidiaries' capital stock

     On July 7, 2003, the Company increased capital in Prime in the amount of R$800.

     On May 1, 2003, the Company reduced capital in Franchising in the amount of R$925, keeping the minority shareholders' proportion.

     On July 31, 2002, MFA had its capital reduced by ARP172 thousand ("Argentine pesos") to resettle the proportion between capital and accumulated deficits in compliance with the Article No. 205 of the Argentine Law No. 19.550.

     (c)  Franchising spin-off

     On March 31, 2004, Franchising was spun-off and generated a new company named Localiza Franchising Brasil S.A., currently responsible for the Brazilian franchising operations. Localiza Franchising just maintained recorded in its books the investment in MFA. The spun-off was made based on the book value.

     (d)  Acquisition and merger of franchisees

     In the second semester of 2000, Localiza began to operate directly in areas that were formerly operated by franchisees in the State of Santa Catarina and the cities of Uberlandia and Uberaba in the State of Minas Gerais. In June 2001, Localiza began to operate in the area formerly operated by its franchisees in the cities of Londrina and Maringa in the State of Parana.

     This process involved the acquisition and subsequent merger of spun-off companies of former franchisees Auto Locadora Coelho Ltda. (Auto Locadora Locar - "Locar"), which operates in the State of Santa Catarina; Monza Autolocadora Ltda. (Auto Locadora Locare - "Locare"), which operates in the cities of Uberlandia and Uberaba within the State of Minas Gerais and Locadora Marajo Ltda. (Londrina Locadora Ltda. - "Londrina"), which operates in the cities of Londrina and Maringa within the State of Parana.

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


2.   BASIS FOR PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

     (a)  Accounting records

     The Company's accounting records are maintained in Brazilian reais (R$), based on the criteria enacted by Brazilian Corporate Law, which provided a simplified mechanism of accounting for the effects of inflation up to December 31, 1995. The financial statements prepared based on such accounting records and the Corporate Law criteria (Corporate Law Method financial statements) are the basis for determining income taxes and shareholders' rights, such as the computation of dividends.

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

     (c)  Presentation of consolidated financial statements

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

     (d)  Convenience translation of balances from Brazilian reais to U.S.
          dollars

     The accompanying consolidated financial statements in Brazilian reais were translated into U.S. dollars at the rate of R$2.8892 to US$1.00, the selling Commercial Market exchange rate reported by the Central Bank of Brazil, for December 31, 2003. Such translation was made solely for the convenience of the readers and should not be construed as a representation that the Brazilian reais amounts could have been converted into U.S. dollars at this or any other rate.


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

     (e) Revenue-earning vehicles - Comprised of car rental and fleet management vehicles, stated at acquisition cost, less accumulated depreciation. Depreciation is computed based on annual rates that are intended to measure the reduction necessary to approximate a vehicle's market value (determined by manufacturer, model and acquisition date) at the end of the estimated average holding period of the vehicle and also includes the selling costs of the vehicle. The average annual rates of depreciation applied for 2001, 2002 and 2003 were 12.3%, 7.8% and 8.8%, respectively. The Company and its subsidiary Total Fleet, in order to reflect the higher depreciation of the vehicles during their earlier useful lives, adopted the sum-of-the-years-digits method, computed on a quarterly basis for all periods presented.

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

     (g) Auto liability claims, property damage and theft - The Company and its subsidiary Total Fleet accrues for possible bodily injury and death claims based on legal counsel's opinion of the eventual outcome of claims existing at period end. The Company does not contract insurance for the risks involving vehicle collision damage and theft; losses are recorded as incurred. Historically, losses have not been significant to the operations. Management does not expect material losses in the future, based on industry experience in Brazil.

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

          (i) Derivative instruments - As of January 1, 2001, the Company adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No.133), which was issued in June 1998 and amended by SFAS No.137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No.133" and SFAS No.138, "Accounting for Derivative Instruments and Certain Hedging Activities", and SFAS No.149, "Amendment of Statement No.133 on Derivative Instruments and Hedging Activities. As a result of adoption of SFAS No.133, the

          Company recognizes its derivatives on the balance sheet at fair value and adjustments to fair value are recorded through income under the financial expenses caption. Prior to adoption of SFAS No.133, the Company recognized its derivatives on the balance sheet at contract value and adjustments to contract value were recorded through income under the financial expense caption. The Company accounted for the accounting change as a cumulative effect of a change in an accounting principle. The adoption of SFAS No.133 resulted in a cumulative effect of accounting change of R$907, net of applicable income tax and social contribution expense of R$467, which was recorded as an expense in the consolidated statement of income for the year ended December 31, 2001.

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

     (k) Revenues and expenses - Revenues from vehicle rentals are recognized as earned on a daily basis under the related rental contracts with customers. Revenues from fleet rentals principally result from operating leases with fixed monthly payments and are recognized as earned on a monthly basis over the term of the lease. Revenues from used car sales are recorded upon delivery of the used cars. Revenues from franchise fees are generally based on a percentage of franchisee rental revenue and are recognized as earned on a monthly basis. Initial franchise fees are recognized upon substantial completion of all material services and conditions of the franchise sale, which coincides with the date of sale and commencement of operations by the franchisee. Franchising expenses include reservations, information systems and other services to franchisees. Expenses are recorded as incurred.

     (l) Advertising costs - Advertising costs are expensed when incurred. No advertising costs have been deferred at the balance sheet dates herein. Advertising costs amounted to R$7,737, R$9,648 and R$9,263 for the years ended December 31, 2001, 2002 and 2003, respectively.

     (m) Use of estimates - The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires that the Company's management make estimates and use assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities as of the dates of the consolidated financial statements and the reported amounts of revenues, costs and expenses during the reporting periods. Significant estimates are used when accounting for allowance for doubtful accounts, fair value of marketable securities, depreciation of revenue-earning vehicles, goodwill, income taxes, including recognition of valuation allowances, contingencies and stock option plan, among others. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may differ from the estimates included in these consolidated financial statements.

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


4.   CASH AND CASH EQUIVALENTS

                                                        December 31,
                                         ---------------------------------------
                                             2002           2003         2003
                                         -----------     ---------     ---------
                                              R$             R$           US$
                                         -----------     ---------     ---------

     Cash                                     8,076        10,783         3,732
     Cash equivalents:
         Federal treasury bonds               3,634         9,480         3,281
         Bank certificates of deposit        59,681       139,001        48,111
                                         -----------     ---------     ---------
                                             71,391       159,264        55,124
                                         ===========     =========     =========

     As of December 31, 2002 and 2003, cash equivalents are highly liquid investments that are readily convertible to known amounts of cash without any penalty or loss of market rate interest. All of these investments are remunerated based on the Interbank Deposit Certificate (CDI).


5.   MARKETABLE SECURITIES

     As of December 31, 2003, the Company does not have investments in marketable securities.

     As of December 31, 2002, marketable securities represented Brazilian Central Bank Notes (NBC-E's). The Notes were U.S. dollar denominated and accrued average interest of 6.87%. Based on management's investment strategy, marketable securities were classified as "available-for-sale" securities, as defined by Statement of Accounting Standards No. 115,

     "Accounting for Certain Investments in Debt and Equity Securities". As of December 31, 2002, the securities were marked to market, with unrealized loss of R$720, classified as Other Comprehensive Income or Loss.

     The NBC-E Notes had contractual maturities in April 17 and July 17, 2003. The Company determined the cost of the NBC-E sold based on specific identification and recorded a gain of R$501.

6.   ACCOUNTS RECEIVABLE, NET

                                                        December 31,
                                          -------------------------------------
                                             2002          2003         2003
                                          ----------     ---------    ---------
                                              R$            R$           US$
                                          ----------     ---------    ---------

     Car rental and fleet management         46,082        39,731       13,751
     Used car sales                          10,948        11,221        3,884
     Franchising                              1,385         1,517          525
                                          ----------     ---------    ---------
                                             58,415        52,469       18,160
     Allowance for doubtful accounts         (5,591)       (5,463)      (1,891)
                                          ----------     ---------    ---------
                                             52,824        47,006       16,269
     Noncurrent assets                       (1,750)         (107)         (36)
                                          ----------     ---------    ---------
     Current assets                          51,074        46,899       16,233
                                          ==========     =========    =========

     The long-term receivable amount is recorded as other noncurrent assets.


7.   REVENUE-EARNING VEHICLES, NET

     Represented by vehicles used in car rental and fleet management operations and vehicles to be sold as follows:

                                                        December 31,
                                          -------------------------------------
                                             2002          2003         2003
                                          ----------     ---------    ---------
                                              R$            R$           US$
                                          ----------     ---------    ---------
     Vehicles for sale:
         Cost                                19,088        40,664       14,074
         Accumulated depreciation            (1,939)       (4,243)      (1,468)
                                          ----------     ---------    ---------
                                             17,149        36,421       12,606
     Revenue-earning vehicles:
         Cost                               381,589       404,310      139,938
         Accumulated depreciation           (48,300)      (51,870)     (17,953)
                                          ----------     ---------    ---------
                                            333,289       352,440      121,985
                                          ----------     ---------    ---------
                                            350,438       388,861      134,591
     Current assets                        (263,404)     (278,409)     (96,362)
                                          ----------     ---------    ---------
     Noncurrent assets                       87,034       110,452       38,229
                                          ==========     =========    =========

     Operating vehicles are classified as current assets when the respective replacement and sale are expected to occur within 12 months, and as noncurrent assets, when the vehicles are expected to be replaced and sold after this 12-month period.

     Management periodically reviews estimate residual values for adequacy based on the changes of the projected sales price and estimated holding period of the vehicles. During 2001, 2002 and 2003, the projected sales prices of the Company's vehicles were reviewed, resulting in changes in management's estimate of the residual values of the vehicles. The impact of the change in estimate of residual values on depreciation expense for revenue earning vehicles in 2003 was a decrease of approximately R$13,400 (R$21,600 in 2002 and R$12,000 in 2001). Maintenance and repair expenses are charged to operations when incurred.


8.   OTHER

                                                                        December 31,
                                                           ------------------------------------
                                                              2002          2003         2003
                                                           ----------     --------     --------
                                                               R$            R$           US$
                                                           ----------     --------     --------
     Prepaid expenses:
        Senior Notes                                             661          661          229
        Other                                                    164           84           29
     Recoverable taxes:
        Income tax withheld on cash investments                2,186        1,632          565
        Prepaid income tax and social contribution             2,612        5,215        1,805
        Other                                                     74          776          269
     Other                                                       225          606          209
                                                           ----------     --------     --------
                                                               5,922        8,974        3,106
                                                           ==========     ========     ========


9.   ESCROW DEPOSITS

                                                                         December 31,
                                                           ------------------------------------
                                                              2002          2003         2003
                                                           ----------     --------     --------
                                                               R$            R$           US$
                                                           ----------     --------     --------

     PIS (tax on revenues)                                        90           90           31
     PIS/COFINS (taxes on other revenues)                      6,020        1,066          369
     Finsocial (tax on revenues)                               2,515        2,429          841
     ISS (tax on revenues)                                     2,192        4,116        1,425
     Income tax and social contribution                        2,606        2,877          996
     SESC/SENAC                                                  770          792          274
     SEST/SENAT                                                1,819        2,115          732
     SAT                                                       1,282        1,282          444
     Labor litigation                                          1,199        1,351          468
     Social security contribution litigation                       -        2,464          852
     Other                                                       482          653          225
                                                           ----------     --------     --------
                                                              18,975       19,235        6,657
                                                           ==========     ========     ========

     These deposits were primarily made in connection with pending litigation. Related reserves for contingencies have been recognized (Note 17), where applicable.


10.  TRANSACTIONS WITH RELATED PARTIES

     In 1999, Localiza sold its subsidiary Alterosa Estacionamentos Ltda. ("Alterosa") to Locapar Participacoes e Administracao Ltda. ("Locapar"), a Localiza's affiliate company, recording a receivable from Locapar. Alterosa's assets were principally comprised of a land in the city of Sao Paulo. Since Localiza and Locapar were under common control, no gain was recorded on the sale. During 2000, this land returned to Localiza as a payment to the receivable originated in the sale of Alterosa. The land was recorded as other current asset - properties available for sale until January 2001, when it was sold to third parties for R$6,095, resulting in a gain of R$4,639, recorded as other nonoperating income.


11.  PROPERTY AND EQUIPMENT, NET

                                                                               December 31,
                                                                  -------------------------------------
                                                                     2002          2003         2003
                                                                  ----------     --------     ---------
                                                                      R$            R$           US$
                                                                  ----------     --------     ---------

     Buildings                                                          989        1,583          548
     Computer equipment                                               6,354        7,050        2,440
     Software                                                         2,112        2,593          897
     Leasehold improvements                                           4,158        7,286        2,522
     Furniture                                                        3,615        4,073        1,410
     Other                                                            4,733        4,574        1,583
                                                                  ----------     --------     ---------
                                                                     21,961       27,159        9,400
     Accumulated depreciation and amortization                       (7,287)      (9,030)      (3,125)
                                                                  ----------     --------     ---------
                                                                     14,674       18,129        6,275
     Land                                                               452          452          156
                                                                  ----------     --------     ---------
                                                                     15,126       18,581        6,431
                                                                  ==========     ========     =========


     (a)  Intangible assets

     As required by SFAS No. 142, following are additional disclosures related to other intangible assets recorded by the Company that are subject to amortization:

                                                                               Software
                                                              ------------------------------------------
                                                                 2002            2003            2003
                                                              -----------     -----------     ----------
                                                                  R$              R$              US$
                                                              -----------     -----------     ----------

     Cost                                                          2,112           2,593            897
     Accumulated amortization                                     (1,002)         (1,371)          (475)
                                                              -----------     -----------     ----------
                                                                   1,110           1,222            422
                                                              ===========     ===========     ==========

     The amortization period for the Company's software was 5 years for the years ended December 31, 2001, 2002 and 2003. Aggregate amortization expense for the above intangible asset amounted to R$382, R$434 and R$449 for the years ended December 31, 2001, 2002 and 2003, respectively.

     The estimated aggregate amortization expense for the next five years is as follows:

                                                 R$
                                             --------
                              2004               475
                              2005               322
                              2006               234
                              2007               123
                              2008                68
                                             --------
                              Total            1,222
                                             ========


12.  GOODWILL

                                                                December 31,
                                                  --------------------------------------
                                                     2002          2003          2003
                                                  ----------     ---------     ---------
                                                      R$            R$            US$
                                                  ----------     ---------     ---------

     Goodwill on acquisition of franchisees:
         Auto Locadora Locar S.A.                     2,800         2,800          969
         Auto Locadora Locare S.A.                    1,585         1,585          549
         Londrina Locadora Ltda.                      1,329         1,329          460
                                                  ----------     ---------     ---------
                                                      5,714         5,714        1,978
     Accumulated amortization                        (1,010)       (1,010)        (350)
                                                  ----------     ---------     ---------
                                                      4,704         4,704        1,628
                                                  ==========     =========     =========

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

     On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") no 142, "Goodwill and Other Intangible Assets". In connection with the adoption of this standard, the Company has not amortized goodwill during 2002 and 2003. Prior to the adoption, the goodwill was amortized over a five-year period, on a straight-line basis. The results of operations for 2001 reflect the amortization of goodwill, while the results of operations for 2002 and 2003 do not reflect such amortization (in 2002 and 2003 the goodwill amortization would have been approximately R$1,140). In connection with the adoption of SFAS no 142, the Company assessed goodwill for impairment as of January 1, 2002. The goodwill associated with the above acquisitions is allocated to the Company's car rental segment, which represents a reporting unit. The Company reviewed the carrying value of its car rental segment by comparing such amounts to its fair value and determined that the carrying amount of the reporting segment did not exceed its respective fair value. Fair value was determined by management based on valuation methodology, which considered the multiples of projected EBITDA (Earnings before interest, tax depreciation and amortization) of the segment. Accordingly, the adoption of SFAS no 142 did not have an impact on the Company's financial position or results of operations. SFAS no 142 requires that the Company assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. During 2002 and 2003, the Company assessed the goodwill for impairment and conclude that there is no impairment losses.


13.  LOANS AND FINANCING

     As of December 31, 2003, the Company had "Compror" loans indexed to the U.S. dollar, plus an average spread of 5.50% p.a., in the principal amount of US$2,811, obtained from Brazilian financial institutions, without collateral and maturing in January 2004. As of December 31, 2003, this balance amounted to R$8,309, which included accrued interest and the gain in the "swap" operation of the R$25, see Note 18 (a). During January 2004, this balance was fully paid.

     As of December 31, 2002, the Company and its subsidiaries did not have any outstanding loans and financing.


14.  LONG-TERM DEBT

                                                                               December 31,
                                                        ---------------------------------------------------------
                                                          2002       2003        2002         2003         2003
                                                        ---------  --------   ----------   ----------    --------
                                                          Annual interest
                                                             rate (%)             R$           R$           US$
                                                        -------------------   ----------   ----------    --------
      Foreign currency - US$:
        Senior Notes                                        10.25               267,727      218,922      75,772
        (-) Interest payable on long-term debt                                   (6,616)      (5,410)     (1,872)
                                                                              ----------   ----------    --------
        Long-term portion                                                       261,111      213,512      73,900
                                                                              ==========   ==========    ========

     On October 1, 1997, Localiza issued Senior Notes for US$100 million at face value under its 10.25% Senior Notes program. The Notes are unsecured obligations of the Company and will mature on October 1, 2005. Interest on the Notes is payable semi-annually on April 1 and October 1. The Notes are redeemable at the option of the Company, in whole or in part on or after October 1, 2001.

     Debt issuance costs incurred with the Senior Notes program, including fees and commissions, amounting to R$5,004, are capitalized as debt issuance costs and are being amortized over the term of the debt as an adjustment to financial expense.

     As of December 31, 2003, the remaining debt issuance costs to be amortized amount to R$802 (R$1,330 in 2002), with R$661 classified as current asset.

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


15.  ACCOUNTS PAYABLE

     As of December 31, 2003, the balance of R$81,670 (R$18,818 in 2002) is comprised of R$70,285 (R$10,695 in 2002) related to amounts payable to car suppliers, with no interest. The remaining balance principally refers to other suppliers for maintenance services, spare parts, leases and others.


16.  PAYROLL AND RELATED CHARGES

                                                          December 31,
                                                --------------------------------
                                                   2002       2003        2003
                                                ---------   --------    --------
                                                    R$         R$          US$
                                                ---------   --------    --------

      Management compensation                      2,469      2,314         801
      Accrued vacation                             2,610      3,310       1,146
      Reserve for employees' bonuses               3,913      4,613       1,597
      INSS (social security contribution)            672        933         323
      FGTS (reserve for mandatory fund for
           unemployment benefits)                    216        191          66
      Other                                          187        201          69
                                                ---------   --------    --------
                                                  10,067     11,562       4,002
                                                =========   ========    ========

     The Company pays bonuses over profits to employees on a six-month basis, based on position and performance.


17.  RESERVE FOR CONTINGENCIES

     (a)  Reserves

                                                              December 31,
                                                 -------------------------------------
                                                   2002          2003          2003
                                                 ---------     ---------     ---------
                                                    R$            R$            US$
                                                 ---------     ---------     ---------

      PIS (tax on revenues)                            90            90            31
      PIS/COFINS (taxes on other revenues)          7,395         5,575         1,930
      Finsocial (tax on revenues)                   2,674         2,816           975
      ISS (tax on revenues)                        11,047        18,750         6,490
      Income tax and social contribution              518           518           179
      Fiscal litigation                             2,308         2,049           709
      SESC/SENAC                                      698         1,026           355
      SEST/SENAT                                    4,348         5,341         1,849
      SAT                                           1,261         1,282           444
      Labor litigation                              2,582         2,858           989
      Social security contribution litigation           -         1,649           571
      Bodily injury and death claims                2,496         3,306         1,144
      Other                                           430           467           161
                                                 ---------     ---------     ---------
                                                   35,847        45,727        15,827
                                                 =========     =========     =========

     The Company and its subsidiaries are claimants in several lawsuits and defendants in several others. It has recognized the above reserves considering the opinion of its external legal and tax counsel which consider that the likelihood of an unfavorable outcome related to these cases is probable.

     o PIS (tax on revenues) - The Company's subsidiaries have pending litigations contesting this tax. As of December 31, 2003 and 2002, the amount of the provision is R$90, totally deposited in an escrow account.

          In December 2002, the subsidiaries petitioned for the conversion of escrow deposits, which assured suspension of the payments to the Federal Government, although they maintained the lawsuits. This conversion to the Government has not been granted in court.

     o PIS/COFINS (taxes on other revenues) - The Company and its subsidiaries have pending litigation contesting these taxes in the total amount of R$5,575 (R$7,395 in 2002), of which R$1,066 (R$6,020 in 2002) are deposited in an escrow account.

          In December 2002, the Company and its subsidiaries petitioned for the conversion of the escrow deposits, which assured suspension of the payments to the Federal Government, although they maintained the lawsuits and resumed the monthly payments. The COFINS conversion to the Government has been granted in court. However, the PIS conversion has not yet been granted.

     o Finsocial (tax on revenues) - In prior years, the Company paid this tax at a rate of 0.5% in accordance with the original law. Subsequently, the rate was gradually increased to 2%. The Company is contesting this rate increase. The reserve amounted to R$2,816 (R$2,674 in 2002), of which R$2,429 (R$2,515 in 2002) are deposited in an escrow account.

          In July 1999, the Company took advantage of a tax amnesty program, pursuant to the Law No. 9.779/99, petitioning for the conversion of the escrow deposit. If the conversion is granted in court, part of the provisioned amount will be reversed.

     o ISS (tax on revenues) - The Company and its subsidiary Total Fleet have been contesting the charge of this tax on their rental revenues for the period from July 2001 to July 2003. In July, 2003 the Brazilian government issued Law No. 116/03, which recognized rental revenues as non-taxable activities as from August 2003. As of December 31, 2003, the reserve amounted to R$18,750 (R$11,047 in 2002), of which R$4,116 (R$2,192 in 2002) are deposited in an escrow account.

     o Income tax and social contribution - As a result of tax inspections in prior years, the Company and Franchising were assessed by the tax authorities, mainly due to the allegation that certain expenses were inappropriately treated as deductible and they were not considered necessary to the Company's operations for tax purposes.

          The Company and Franchising based their defenses on prior decisions of the Supreme Court and legislation in force. These reserves amount to R$518 as of December 31, 2003 and 2002, while the amount of R$2,877 (R$2,606 in 2002) is deposited in an escrow account. The settlement of the Franchising contingency was guaranteed by a bank guarantee in the amount of R$931.

          In September 2002, the Company and Franchising took advantage of a tax amnesty program, pursuant to Executive Order no 66/02, reducing part of the debts related to these tax assessments in the amount of R$665.

     o SESC/SENAC - The Company, Franchising and Prime have pending litigations contesting these payroll-related taxes. These reserves amount to R$1,026 (R$698 in 2002) as of December 31, 2003, of which R$792 (R$770 in 2002) are deposited in an escrow account.

          In December 2002, Prime petitioned for the conversion of the escrow deposits, which assured suspension of the payments to the Federal Government, although it maintained the lawsuit and resumed the monthly payments. This conversion to the Government has not been granted in court.

     o SEST/SENAT - The Company and Total Fleet have pending litigation contesting these payroll-related taxes. These reserves amount to R$5,341 (R$4,348 in 2002) as of

          December 31, 2003, of which R$2,115 (R$1,819 in 2002) are deposited in an escrow account.

     o SAT - The Company and its subsidiaries have pending litigation contesting these payroll-related taxes. These reserves amount to R$1,282 (R$1,261 in 2002) as of December 31, 2003, totally deposited in an escrow account (R$1,282 in 2002).

          In December 2002, the Company and its subsidiaries petitioned for the conversion of the escrow deposits, which assured suspension of the payments to the Federal Government, although they maintained the lawsuits and resumed the monthly payments. This conversion to the Government has not been granted in court.

     o Labor litigation - The Company is party to several labor claims related principally to the payment of overtime and related social charges. Management, after considering the opinion of its legal counsel, believes that the recorded accrual for these claims is sufficient to cover probable losses. In December 31, 2003, these reserves amounted to R$2,858 (R$2,582 in 2002) of which R$1,351 (R$1,199 in 2002) are deposited in an escrow account. The total amount of these claims is R$7,815.

     o Bodily injury and death claims - The Company and its subsidiaries are party to several claims related to bodily injury and death, caused by vehicles. Management, after considering the opinion of its external legal counsel, believes that the recorded accrual for these claims in the amount of R$3,306 as of December 31, 2003 (R$2,496 in 2002) is sufficient to cover probable losses. Of this amount, R$62 (R$56 in 2002) are deposited in an escrow account.

     o Fiscal and social security litigations - The Company and its subsidiaries are party in some fiscal and social security lawsuits.

          Management, based on the opinion of its external legal counsel, recorded a provision of R$3,698 (R$2,308 in 2002) and believes that it is sufficient to cover probable losses of which R$2,464 are deposit in a escrow account.

     Accruals for the aforementioned contingencies are determined based on an analysis of the pending claims, as well as on the potential risks involved.

     (b)  Other contingencies

     In addition to the above mentioned reserves, the Company and its subsidiaries are defendants in other tax lawsuits, considered a remote loss by legal counsel. Such lawsuits have their settlements guaranteed by bank guarantees, as per judicial procedures request, in the amount approximately of R$3,000.

     The Company's management, based on the opinion of its external legal and tax counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations and believes that no additional reserves for contingencies are required.

18.  FINANCIAL INSTRUMENTS

     (a)  Swap operations

     As of December 31, 2003, R$ 227,231 (R$267,727 in 2002) of the Company's
     debt and loans were denominated in U.S. dollars, while all of the Company's revenues were denominated in Brazilian reais. The Company contracted "Swap" operations, aiming to protect itself from exchange fluctuations on U.S. dollar denominated liabilities, as follows:

                                                                                                                        Unrealized
                                                                                                         Unrealized     gain/(loss)
                               Notional                                                                  loss as of        as of
    Date of                    amount -     US$ rate at                                                 December 31,   December 31,
   contract        Due date      US$       contract date      Company pays        Company receives'         2002           2003
---------------   ----------   ---------  ---------------   -----------------  -----------------------  ------------  --------------

Short term:

                                                                                    Exchange rate
 From 12/15/03       From                                      100% CDI +       variation + coupon of
                   01/29/04        2,811      2.9420           1.72% p.a.             5.50% p.a.                 -             25

Long term:

                                                From                                Exchange rate
 From 09/05/01                                 2.5642                             variation + coupon
  to 10/16/01                                to 2.7400                           (from 9.30% to 9.80%
                   09/29/05       66,300                        100% CDI                p.a.)              (12,031)       (18,950)

                                                             Exchange rate
     From                                                  variation + coupon
   10/21/03        09/29/05        5,400      2.8839         of 5.10% p.a.             100% CDI                  -           (122)
                                                                                                        -----------    -----------
                                                                                                           (12,031)       (19,047)
Current liabilities - Loans and financing                                                                        -             25
                                                                                                        -----------    -----------
Noncurrent liabilities - Unrealized loss on derivatives                                                    (12,031)       (19,072)
                                                                                                        ===========    ===========


     The unrealized gains/losses have been determined based on the fair values of these swap contracts which were estimated based on discounting future contracted cash flows considering market rates, terms and conditions at each balance sheet date. The Company's objectives were to protect its loans and financing in foreign currency against foreign currency devaluation during the year through "Swap" between foreign currency and fixed interest rate. These agreements were contracted with major financial institutions in Brazil. The current portion of the unrealized gain is recorded as loans and financing as of December 31, 2003.

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

     The carrying values of cash and cash equivalents, receivables, accounts payable and short-term loans approximate fair values due to the short-term maturities of these instruments. The carrying amounts, face value and estimated fair values of the Company's other financial instruments are as follows:


                                                       December 31, 2002                         December 31, 2003
                                              -------------------------------------   ---------------------------------------
                                                 Book           Face         Fair        Book           Face           Fair
                                                value          value         value      value          value          value
                                              ---------      ---------    ---------   --------   -----------------  ---------
                                                               R$                                       R$
                                              -------------------------------------   ---------------------------------------

Marketable securities:
   Cost plus foreign exchange variation         11,078         11,941       11,078           -               -             -
Debt:
   Senior Notes- principal                     261,111        261,111      182,778     213,512         213,512       207,107

 Derivative contracts                          (12,031)             -      (12,031)    (19,072)              -       (19,072)

     The methods and assumptions used to estimate the fair values of the marketable securities and debt were based on market quotations from financial institutions and securities dealers as of the balance sheet dates.

     (c)  Net foreign currency position

     The Company's net foreign currency position in U.S. dollars is as follows:

                                                          Thousands of US$
                                                     --------------------------
                                                        2002             2003
                                                     ----------      ----------

     Short-term assets                                   3,135               -
     Notional amount of derivatives                     74,437          75,407
     Short-term liabilities                             (1,872)         (1,872)
     Long-term liabilities                             (73,900)        (73,900)
                                                     ----------      ----------
     Net foreign currency assets (liabilities)           1,800            (365)
                                                     ==========      ==========

     The exchange rates as of December 31, 2002 and 2003 were R$3.5333 and R$2.8892 per US$1.00, respectively.


19.  INCOME TAX AND SOCIAL CONTRIBUTION

     (a)  Deferred income tax and social contribution

     Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                                                   December 31,
                                                                        ----------------------------------
                                                                          2002         2003         2003
                                                                        ---------    ---------    --------
                                                                           R$           R$           US$
                                                                        ---------    ---------    --------

        Deferred tax assets:
          Allowance for doubtful accounts                                    676          884         306
          Reserve for contingencies                                        9,970       12,581       4,354
          Tax  effect on  difference  in  accounting  for  derivative
             between U.S. GAAP and Brazilian GAAP                         19,009            -           -

          Tax  benefit  resulting  from  merger of holding  companies
             (Note 1a)                                                       596            -           -
          Tax loss carryforwards                                           3,753        2,785         964
          Other                                                            1,146        1,082         375
                                                                        ---------    ---------    --------
                                                                          35,150       17,332       5,999
          Valuation allowance                                                (88)      (1,937)        (670)
                                                                        ---------    ---------    --------
                                                                          35,062       15,395       5,329
          Current portion                                                 (1,585)      (2,909)     (1,007)
                                                                        ---------    ---------    --------
          Long-term portion                                               33,477       12,486       4,322
                                                                        ==========   ==========   =========

        Deferred tax liabilities:
          Goodwill amortization                                              387          778         269
          Tax effect on  difference  in  accounting  for  derivatives
             between U.S. GAAP and Brazilian GAAP                              -        5,830       2,018
          Extraordinary gain on debt extinguishment                        6,786        4,307       1,491
          Depreciation                                                    10,112        9,881       3,420
                                                                        ---------    ---------    --------
                                                                          17,285       20,796       7,198
          Current portion                                                 (7,302)      (6,356)     (2,200)
                                                                        ---------    ---------    --------
          Long-term portion                                                9,983       14,440       4,998
                                                                        =========    =========    ========

     The Company's management believes, based on projections of future taxable income and the fact that tax loss carryforwards in Brazil may be used indefinitely, it is more likely than not that the deferred income tax assets will be realized, except for Localiza and the subsidiary Prime, for which a valuation allowance of R$1,726 in 2003 (R$88 in 2002) was established, mainly referent to social contribution tax.

     From 2004 on, after the Franchising spun-off, the company's management believes, based on projections of future taxable income, that the realization of the deferred taxes previously recorded by Franchising are not more likely than not and a valuation allowance have been recorded, in the amount of R$211.

     (b)  Income tax and social contribution

     Income tax and social contribution at nominal rates are reconciled to the amount reported as income tax expense in these financial statements, as follows:

                                                                               Year ended December 31,
                                                                   -----------------------------------------------
                                                                      2001         2002        2003         2003
                                                                   ----------    ---------   ---------    --------
                                                                       R$           R$          R$           US$
                                                                   ----------    ---------   ---------    --------

Income before taxes                                                   60,381      32,349      151,942      52,590
Nominal rate                                                             34%         34%          34%         34%
                                                                   ----------    ---------   ---------    --------
Income taxes at nominal rate                                         (20,530)    (10,999)     (51,660)    (17,880)
   Interest on capital                                                 2,160       5,120        7,188       2,488
   Reversal (increase) of valuation allowance                          2,392         (20)      (1,849)       (640)
   Other                                                                (515)        314          125          43
                                                                   ----------    ---------   ---------    --------
                                                                     (16,493)     (5,585)     (46,196)    (15,989)
                                                                   ==========    =========   =========    ========

     The tax rates for the periods are:

     Income tax                                                              15%
     Additional income tax (for the taxable income exceeding
      R$240 per year)                                                        10%

     Social contribution                                                      9%

     Under the Brazilian income tax law, the Company and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns.


20.  SHAREHOLDERS' EQUITY

     (a)  Capital stock

     As of December 31, 2003, capital stock as per the statutory records was represented by R$146,970 (R$129,000 in 2002) corresponding to 15,360,000 issued and outstanding nominative common shares, with no par value. Capital can be increased by 810,000 nominative preferred shares through deliberation of the Board of Directors. The composition of outstanding capital stock and shareholders are as follows:

                                                       Common
                      Shareholders                     Shares            %
      -------------------------------------------   --------------   ----------

      Founders                                        10,239,994        66.66
      DLJMB Overseas Partners II, C.V.                 3,225,217        21.00
      DLJ First ESC L.P.                                 614,400         4.00
      DLJMB Funding II, Inc.                             572,622         3.73
      DLJ Diversified Partners, L.P.                     188,561         1.23
      DLJ Offshore Partners II, L.P.                     158,599         1.03
      DLJMB Overseas Partners II-A, C.V.                 128,443         0.84
      UK Investment Plan 1997 Partners                    85,333         0.56
      DLJ Diversified Partners-A, L.P.                    70,025         0.46
      DLJ Millennium Partners, L.P.                       52,148         0.33
      DLJ EAB Partners, L.P.                              14,481         0.09
      DLJ Millennium Partners-A, L.P.                     10,171         0.07
      Board members                                            6         0.00
                                                    --------------   ----------
                                                      15,360,000       100.00
                                                    ==============   ==========


     (b)  Dividends

     In accordance with Brazilian Corporate Law, the Company's bylaws require that the Company's shareholders be paid a minimum annual dividend of 25% of adjusted net profit. However, upon the vote of 100% of the shareholders present at the general shareholders' meeting, such shareholders may declare a lower dividend or decide not to declare them. In addition, upon the recommendation of the Board of Directors that the payment of a dividend in respect of any period would be incompatible with the financial circumstances of the Company, the payment of the minimum dividend in respect of such period is not mandatory. In such case, the adjusted net profit, which was not distributed for such reason, is recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, is paid as soon as the financial situation of the Company permits.

     Brazilian legislation permits dividend payments limited to the accumulated earnings in the statutory financial statements prepared in accordance with Brazilian Corporate Law.

     For the years ended in December 31, 2001, 2002 and 2003, the Company's net income in accordance with Brazilian Corporate Law was R$30,697, R$46,807 and R$63,223, respectively, and the accumulated earnings available for payment of dividends were R$39,568, R$48,976 and R$74,647, respectively. The appropriation of the Company's net income was determined in the annual shareholders' meetings, resulting in a decision to pay dividends of R$15,000 in 2001, R$20,000 in 2002 and R$54,350 in 2003. The appropriation of the Company's net income for 2003 will be determined at the annual shareholders' meeting in 2004.

     According to Brazilian law, the foreign capital must be registered with the Brazilian Central Bank to allow the dividends remittance and repatriation of capital for foreign shareholders.

     (c)  Interest on capital

     The interest on capital paid in 2001, 2002 and 2003, amounting to R$6,353, R$15,059 and R$21,141, respectively, were approved by the Extraordinary General Shareholders' meetings held on June 30, 2001, December 31, 2002 and December 30, 2003. As also approved by the meetings mentioned above, the shareholders decided to contribute to capital the amount related to interest on capital, net of the corresponding income tax withheld.

     The interest on capital was paid pursuant to Article No. 9 of Law No. 9.249, of December 26, 1995, and amendments introduced by Article No. 78 of Law No. 9.430, of December 27, 1996. Interest was calculated based on shareholders' equity, is limited to the variation of the Long-Term Interest Rate ("TJLP"), and is deductible for income tax purposes.


21.  STOCK OPTION PLAN

     The Company sponsors a stock option plan, which grants employees and directors the option to purchase stocks at prices annually determined. Options were granted in five installments in the last five years, ended in 2002, and each installment is exercisable within four years from the grant date, 25% of the installment per year based on the terms of the grant.

     The maturity date to exercise the options have been is April 30, 2007. The strike price is restated annually by the IGPM (General Price Index-Market).

     Until December 31, 2003, no options have been exercised. Had all options being exercised the current shareholders stake would have a reduction from 100% to 96.7%.

     The following table summarizes the status of the Company's stock option plan:

             Beginning of year          Granted                Forfeited                   End of year
  ----------------------------------------------------------------------------------------------------------------
                                                                                                         Restated
                                                                                                          strike
  Year     Eligible    Options    Eligible    Options    Eligible     Options    Eligible    Options      price
  ----     --------    -------    --------    -------    ---------    -------    --------    -------    ----------

  2001        36       407,750       -        154,500        4        34,250        32       528,000      R$ 31.75
  2002        32       528,000       2        153,000        2        48,000        32       633,000      R$ 32.89
  2003        32       633,000       -            -          4       102,000        28       531,000         -


              Remained     Restated strike
     Year      options          price
     ------   ---------    ---------------
       1998      90,000          R$20.14
       1999     102,000          R$31.55
       2000     109,000          R$29.55
       2001     112,000          R$31.75
       2002     118,000          R$32.89
              ---------
                531,000
              ---------

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


22.   SELLING, GENERAL, ADMINISTRATIVE AND OTHER EXPENSES

                                                      Year ended December 31,
                                        --------------------------------------------------
                                            2001         2002         2003         2003
                                        -----------   ----------   ----------   ----------
                                             R$           R$           R$           US$
                                        -----------   ----------   ----------   ----------

     Payroll and related charges           (20,695)     (23,366)     (28,144)      (9,741)
     Employees' bonuses                     (3,107)      (3,512)      (4,153)      (1,438)
     External services                      (4,422)      (4,394)      (3,765)      (1,303)
     Leases                                 (2,182)      (3,524)      (3,560)      (1,232)
     Travel                                 (1,246)      (1,351)      (1,373)        (475)
     Advertising                            (7,737)      (9,648)      (9,263)      (3,206)
     Sales commissions                      (1,244)      (1,471)        (894)        (310)
     Maintenance and office supplies        (5,530)      (7,083)      (5,455)      (1,888)
     Provision for doubtful accounts        (1,102)      (1,436)         128           44
     Taxes                                    (772)      (2,220)      (2,991)      (1,035)
     Other                                  (4,401)      (4,477)      (5,932)      (2,053)
                                        -----------   ----------   ----------   ----------
                                           (52,438)     (62,482)     (65,402)     (22,637)
                                        ============  ===========  ===========  ===========

23.  FINANCIAL EXPENSES, NET

                                                                               Year ended December 31,
                                                                 ----------   -----------   ----------   ---------
                                                                    2001         2002          2003         2003
                                                                 ----------   -----------   ----------   ---------
                                                                     R$           R$            R$           US$
                                                                 ----------   -----------   ----------   ---------

      Interest income                                               17,637        17,069       35,473      12,278
      Interest expense                                             (30,431)      (28,770)     (29,741)    (10,294)
      Taxes on financial revenues                                   (2,010)       (1,305)      (1,672)       (579)
      Reversal of compulsory loan, net                                (383)            -            -           -
      Net monetary variation and exchange gains (losses)           (29,328)      (85,044)      46,896      16,232
      Realized gains (losses) on sale of marketable securities      15,737         1,566         (219)        (76)
      Unrealized gains (losses) on derivatives                     (26,235)       14,204       (7,016)     (2,428)
      Realized gains on derivatives                                  6,722         1,891            -           -
      Other                                                         (2,173)       (2,425)      (3,044)     (1,054)
                                                                 ----------   -----------   ----------   ---------
                                                                   (50,464)      (82,814)       40,677      14,079
                                                                 ===========  ============  ===========  ==========

     The unrealized gains (losses) on derivatives for the years ended December 31, 2001, 2002 and 2003 are determined based on the settlement value of the corresponding contracts, on an accrual basis.


24.  LEASE COMMITMENTS

     As of December 31, 2003, of the 71 car rental locations and the 15 used car sales locations, 4 were located on premises owned by the Company and the others were located on rented premises (under one to twenty year renewable leases), including 31 locations in airports (under one to fifteen year renewable concessions), and the head office building. The amounts payable under the remaining lease terms are as follows:


                       Years              Airport
                                        concessions         Other
                  -----------------    ---------------   -----------
                        2004                    4,262         4,459
                        2005                    1,674         3,114
                        2006                    1,335         1,879
                        2007                    1,078         1,160
                        2008                      654           972
                   2009 and after                   -         5,348
                                       ---------------   -----------
                                                9,003        16,932
                                       ===============   ===========


     The Company has a 20-year-term lease contract for its Porto Alegre used car sales location, signed in 2002, in the monthly amount of R$24.

     Rental expense during the years ended December 31, 2001, 2002 and 2003 amount to R$7,526, R$9,254 and R$10,343, respectively.

     The guaranteed minimum lease payments to be received by the subsidiary Total Fleet from the operating leases of cars by the fleet management business are distributed as follow:


                            Years         Revenues
                        -------------   ------------

                            2004             91,458
                            2005             49,102
                            2006             17,666
                            2007              3,668
                                        ------------
                                            161,894
                                        ============


25.  SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

     The Company follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance.

     The Company has identified four reportable operating segments: car rental, fleet management, franchising and used car sales. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Segment amounts disclosed are after intercompany elimination entries made in consolidation. The contribution of these segments, as well as "corporate and other" for each of the three years ended December 31, 2003 are summarized below:

                                                                     Year ended December 31,
                                                        ------------------------------------------------
                                                           2001          2002        2003        2003
                                                        ----------   -----------  ----------   ---------
                                                            R$            R$          R$          US$
                                                        ----------   -----------  ----------   ---------
      Net revenues:
         Car rental                                       144,253      162,595      155,291      53,749
         Fleet management                                 120,229      118,782      120,309      41,641
         Franchising                                        5,056        5,111        5,456       1,888
         Used car sales                                   150,907      190,476      250,978      86,868
                                                        ----------   -----------  ----------   ---------
                                                          420,445      476,964      532,034     184,146
                                                        ==========   ===========  ==========   =========

      Depreciation and amortization:
         Car rental                                        17,114       15,110       14,225       4,923
         Fleet management                                  26,881       15,952       22,997       7,960
         Other                                              2,634        3,426        3,841       1,329
                                                        ----------   -----------  ----------   ---------
                                                           46,629       34,488       41,063      14,212
                                                        ==========   ===========  ==========   =========

      Operating income:
         Car rental                                        48,838       55,628       49,372      17,088
         Fleet management                                  53,908       58,699       54,078      18,717
         Franchising                                        1,323        2,211        2,483         859

                                                                     Year ended December 31,
                                                        ------------------------------------------------
                                                           2001          2002        2003        2003
                                                        ----------   -----------  ----------   ---------
                                                            R$            R$          R$          US$
                                                        ----------   -----------  ----------   ---------
         Used car sales                                    18,565       15,847       25,012       8,657
         Corporate expenses                               (13,630)     (13,671)     (15,936)     (5,515)
         Other depreciation                                (2,634)      (3,426)      (3,841)     (1,329)
                                                        ----------   -----------  ----------   ---------
                                                          106,370      115,288      111,168      38,477
                                                        ==========   ===========  ==========   =========

      Capital expenditures:
         Car rental                                       157,386      152,140      193,128      66,844
         Fleet management                                  96,599       68,077      101,639      35,179
         Corporate                                            788        1,405          890         308
                                                        ----------   -----------  ----------   ---------
                                                          254,773      221,622      295,657     102,331
                                                        ==========   ===========  ==========   =========

      Identifiable assets:
         Car rental                                       235,692      285,102      277,629      96,092
         Fleet management                                 185,875      177,317      201,193      69,636
         Used car sales                                    10,667       11,706       12,070       4,178
         Franchising                                        3,110        3,164        2,985       1,033
         Corporate                                         60,547       89,286      168,526      58,330
                                                        ----------   -----------  ----------   ---------
                                                          495,891      566,575      662,403     229,269
                                                        ==========   ===========  ==========   =========

      Identifiable revenue-earning vehicles:
         Car rental                                       169,368      189,879      201,643      69,792
         Fleet management                                 163,415      160,559      187,218      64,799
                                                        ----------   -----------  ----------   ---------
                                                          332,783      350,438      388,861     134,591
                                                        ==========   ===========  ==========   =========
      Goodwill:
         Car rental                                         4,704        4,704        4,704       1,628
                                                        ==========   ===========  ==========   =========

     Enterprise wide geographic disclosures have not been presented as all significant operations and customers of Localiza and its subsidiaries are located in Brazil.


26.  RECENTLY ISSUED ACCOUNTING STANDARDS

     During June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), "Business Combinations". SFAS No. 141 addresses financial accounting and reporting for business combinations. All business combinations in the scope of SFAS No. 141 are to be accounted for using one method, the purchase method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS No. 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 on January 1, 2002 did not have any impact on the Company's financial statements.

     During June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 amends SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of", to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. The adoption of SFAS No.142 on January 1, 2002 did not have any impact on the Company's financial statements.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under SFAS No. 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. Since the Company does have any legal asset retirement obligations pursuant to the respective concession contracts, the adoption of this standard as of January 1, 2003 did not have any impact on the Company's financial statements.

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

     In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to the Company. The provisions of SFAS No. 145 as they relate to the rescission of SFAS No. 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. The adoption of this statement did not have an impact on the Company's financial statements.

     In June 2002, FASB issued SFAS No. 146 "Accounting for costs associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between this Statement and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the Board in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This Statement also establishes that fair value is the objective for initial measurement of the liability. This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. During 2003, the Company did not have any exit or disposal activities and consequently, this statement did not have an impact on the Company's financial statements during the year ended December 31, 2003.

     In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

          1. Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

          2. Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

          3. Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

     SFAS No. 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of this statement did not have an impact on the Company's financial statements for the year ended December 31, 2003.

     In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of this statement did not have an impact on the Company's financial statements for the year ended in December 31, 2003.

     In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation 46 "Consolidation of Variable Interest Entities, an interpretation of ARB 51" which provided a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in consolidated financial statement. FIN 46 was effective immediately for VIEs created after January 31, 2003 and to VIES in which an enterprise obtained a variable interest after that date. For variable interests in VIES created before February 1, 2003, FIN 46 applied to public enterprises no later than the beginning of the first interim or annual period beginning after June 15, 2003.

     On October 9, 2003 the FASB decided to defer the implementation date of FIN 46 to the fourth quarter instead of the third quarter. Pursuant to this deferral, public companies in the United States of America had to complete their evaluations of variable interest entities that existed prior to February 1, 2003, and the consolidation of those for which they are the primary beneficiary for financial statements issued for the first period ending after December 15, 2003. For calendar year companies, consolidation of previously existing variable interest entities was required in their December 31, 2003 financial statements. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

     In December 2003 FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. The key differences between FIN 46 (revised) and its predecessor FIN 46 include:

          1. FIN 46R now scopes out many - but not all - businesses, as that term is defined in the Interpretation. A business - assuming it is scoped out of FIN 46R - should be consolidated with its accounting parent (if it has one) only when required by longstanding, conventional consolidation guidance, most notably Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). Under FIN 46, any business potentially could have been a VIE (and, if so, subject to the Interpretation's unique consolidation requirements) depending on the design of the business' capital structure and other factors. Note that an entity whose primary activity is asset-backed financing or who acts as a single-lessee leasing entity cannot qualify for the scope exemption in FIN 46R, even if it would otherwise be a business. If such an entity is a VIE, it is covered by FIN 46R's consolidation requirements.

          2. FASB partially delayed FIN 46's effective date (for most public companies until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. For many foreign private issuers the effective date continues to be the beginning of the first annual period ending after December 15, 2003. For SPEs created by foreign private issuers after February 1, 2003, however, the effective date is no later than the end of the first reporting period ending after December 15, 2003.

     Based on an initial assessment of the provisions and requirements of FIN 46R, the Company believes that the implementation of this statement will not result in any impact to the Company's consolidated financial statements.


27.  VALUATION AND QUALIFYING ACCOUNTS

     Following are disclosures regarding the Company's valuation and qualifying accounts:

                                                                           Year ended December 31,
                                                             -----------------------------------------------------
                        Description                            2001          2002          2003           2003
                                                             ---------     ---------     ----------     ----------
                                                                R$            R$            R$             US$
                                                             ---------     ---------     ----------     ----------
      Reserve for contingencies:
      --------------------------

        Balances as of beginning of the year                   21,162        27,037         35,847         12,407
            Charges to costs and expenses                       8,099        13,682         15,537          5,378
            Deductions                                         (2,224)       (4,872)        (5,657)        (1,958)
                                                             ---------     ---------     ----------     ----------
        Balances as of end of the year                         27,037        35,847         45,727         15,827
                                                             =========     =========     ==========     ==========

      Allowance for doubtful accounts:
      --------------------------------

        Balances as of beginning of the year                    3,053         4,155          5,591          1,935
            Charges to expenses, net of reversions              1,102         1,436           (128)           (44)
                                                             ---------     ---------     ----------     ----------
        Balances as of end of the year                          4,155         5,591          5,463          1,891
                                                             =========     =========     ==========     ==========

      Depreciation:
      -------------

        Balances as of beginning of the year                   65,440        64,388         50,239         17,389
            Vehicles acquisitions                              43,995        31,062         37,222         12,882
            Vehicles written-off as a result of sale          (44,669)      (44,969)       (31,259)       (10,819)
            Vehicles written-off as a result of theft            (378)         (242)           (89)           (31)
                                                             ---------     ---------     ----------     ----------
        Balances as of end of the year                         64,388        50,239         56,113         19,421
                                                             =========     =========     ==========     ==========

28. FINANCIAL  INFORMATION FOR SUBSIDIARY  GUARANTORS
-----------------------------------------------------

Localiza's US$100 million 10.25% Senior Notes are jointly and severally, irrevocably and fully and unconditionally guaranteed on a senior basis by all of Localiza's direct and indirect subsidiaries. Presented below is condensed consolidating financial information for: i) Localiza on a parent company only basis; ii) the Wholly Owned Guarantor Subsidiaries (Total Fleet S.A. and Prime Prestadora de Servicos S.A.); iii) the Majority-Owned Guarantor Subsidiaries (Localiza Franchising S.A. and Localiza Master Franchisee Argentina S.A.); iv) Eliminations; and v) Consolidated Localiza S.A. and subsidiaries.

The equity method of accounting has been used by Localiza with respect to investments in its subsidiaries.

Separate financial statements have been presented for Localiza Franchising S.A. and Localiza Master Franchisee Argentina S.A. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003.

FINANCIAL INFORMATION FOR SUBSIDIARIES GUARANTORS

CONSOLIDATED BALANCE SHEET - AS OF DECEMBER 31, 2003
(Stated in thousands of Brazilian reais)
--------------------------------------------------------------------------------


A  S  S  E  T  S                                                 Guarantor Subsidiaries
----------------                                                 ----------------------
                                                    Parent       Wholly-      Majority-
                                                    Company       Owned        Owned      Eliminations  Consolidated
                                                    --------     --------     ---------   ------------  ------------
CURRENT ASSETS:
    Cash and cash equivalents                        106,800       51,890          574          --         159,264
    Accounts receivable, net                          34,531       11,141        1,327          (100)       46,899
    Revenue-earning vehicles, net                    201,643       76,766         --            --         278,409
    Deferred income tax and social contribution        1,790        1,112            7          --           2,909
    Other                                              8,753        1,098          462        (1,339)        8,974
                                                    --------     --------     --------      --------      --------
                                                     353,517      142,007        2,370        (1,439)      496,455
                                                    --------     --------     --------      --------      --------
NONCURRENT ASSETS:
    Revenue-earning vehicles, net                       --        110,452         --            --         110,452
    Escrow deposits                                   17,890        1,107          238          --          19,235
    Deferred income tax and social contribution       11,254        1,171           61          --          12,486
    Other                                                270         --            270           (50)          490
                                                    --------     --------     --------      --------      --------
                                                      29,414      112,730          569           (50)      142,663
                                                    --------     --------     --------      --------      --------

INVESTMENTS                                          210,840         --           --        (210,840)         --
                                                    --------     --------     --------      --------      --------

PROPERTY AND EQUIPMENT, NET                           18,068          415           98          --          18,581
                                                    --------     --------     --------      --------      --------

GOODWILL                                               4,704         --           --            --           4,704
                                                    --------     --------     --------      --------      --------

TOTAL ASSETS                                         616,543      255,152        3,037      (212,329)      662,403
                                                    ========     ========     ========      ========      ========

FINANCIAL INFORMATION FOR SUBSIDIARIES GUARANTORS

CONSOLIDATED BALANCE SHEET - AS OF DECEMBER 31, 2003
(Stated in thousands of Brazilian reais)
--------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                 Guarantor Subsidiaries
                                                                 ----------------------
                                                    Parent       Wholly-      Majority-
                                                    Company       Owned        Owned      Eliminations  Consolidated
                                                    --------     --------     ---------   ------------  ------------
CURRENT LIABILITIES:
    Loans and financing                                8,309         --           --            --           8,309
    Interest payable on long-term debt                 5,410         --           --            --           5,410
    Accounts payable                                  54,783       26,719          268          (100)       81,670
    Payroll and related charges                        8,849        2,068          645          --          11,562
    Income tax and social contribution                  --            559          395          --             954
    Taxes, other than on income                        4,021          528           27          --           4,576
    Deferred income tax and social contribution        3,455        2,901         --            --           6,356
    Advances from customers                            3,923          924         --            --           4,847
    Other                                                829        1,064          614        (1,389)        1,118
                                                    --------     --------     --------      --------      --------
                                                      89,579       34,763        1,949        (1,489)      124,802
                                                    --------     --------     --------      --------      --------
NONCURRENT LIABILITIES:
    Long-term debt                                   213,512         --           --            --         213,512
    Unrealized loss on derivatives                    19,072         --           --            --          19,072
    Reserve for contingencies                         39,653        5,225          849          --          45,727
    Deferred income tax and social contribution       10,265        4,175         --            --          14,440
    Other                                              1,246          356           15          --           1,617
                                                    --------     --------     --------      --------      --------
                                                     283,748        9,756          864          --         294,368
                                                    --------     --------     --------      --------      --------

MINORITY INTEREST                                       --           --           --              17            17
                                                    --------     --------     --------      --------      --------

SHAREHOLDERS' EQUITY:
    Capital stock                                    153,693      121,964          200      (122,164)      153,693
    Accumulated earnings                              89,523       88,669           24       (88,693)       89,523
                                                    --------     --------     --------      --------      --------
                                                     243,216      210,633          224      (210,857)      243,216
                                                    --------     --------     --------      --------      --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
                                                     616,543      255,152        3,037      (212,329)      662,403
                                                    ========     ========     ========      ========      ========

FINANCIAL INFORMATION FOR SUBSIDIARIES GUARANTORS

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31, 2003
(Stated in thousands of Brazilian reais)
--------------------------------------------------------------------------------

                                                                 Guarantor Subsidiaries
                                                                 ----------------------
                                                    Parent       Wholly-      Majority-
                                                    Company       Owned        Owned      Eliminations  Consolidated
                                                    --------     --------     ---------   ------------  ------------
NET REVENUES:
    Car rental                                       156,862         --           --          (1,571)      155,291
    Fleet management                                    --        120,683         --            (374)      120,309
    Franchising                                         --           --          5,456          --           5,456
    Used car sales                                   187,491       63,990         --            (503)      250,978
                                                    --------     --------     --------      --------      --------
       Total net revenues                            344,353      184,673        5,456        (2,448)      532,034
                                                    --------     --------     --------      --------      --------

EXPENSES AND COSTS:
    Direct operating                                 (59,888)     (30,646)      (2,718)        1,767       (91,485)
    Cost of used car sales                          (157,041)     (49,538)        --            --        (206,579)
    Taxes on revenues                                (10,101)      (6,015)        (221)         --         (16,337)
    Selling, general, administrative and other       (44,664)     (21,244)        (175)          681       (65,402)
    Depreciation of vehicles                         (14,225)     (22,997)        --            --         (37,222)
    Other depreciation and amortization               (3,670)        (114)         (57)         --          (3,841)
                                                    --------     --------     --------      --------      --------
       Total operating expenses and costs           (289,589)    (130,554)      (3,171)        2,448      (420,866)
                                                    --------     --------     --------      --------      --------

     Equity                                           40,632         --           --         (40,632)         --
                                                    --------     --------     --------      --------      --------
       Operating income                               95,396       54,119        2,285       (40,632)      111,168
                                                    --------     --------     --------      --------      --------

FINANCIAL EXPENSES, NET                               35,702        4,896           79          --          40,677

OTHER NONOPERATING (EXPENSES) INCOME, NET                 73           52          (28)         --              97
                                                    --------     --------     --------      --------      --------
       Income before taxes and minority interest     131,171       59,067        2,336       (40,632)      151,942
                                                    --------     --------     --------      --------      --------

INCOME TAX AND SOCIAL CONTRIBUTION:
    Current                                           (2,109)     (20,361)        (786)         --         (23,256)
    Deferred                                         (23,422)         625         (143)         --         (22,940)
                                                    --------     --------     --------      --------      --------
                                                     (25,531)     (19,736)        (929)         --         (46,196)
                                                    --------     --------     --------      --------      --------
       Income before minority interest               105,640       39,331        1,407       (40,632)      105,746

MINORITY INTEREST                                       --           --           --            (106)         (106)
                                                    --------     --------     --------      --------      --------
       Net income                                    105,640       39,331        1,407       (40,738)      105,640
                                                    ========     ========     ========      ========      ========

OTHER COMPREHENSIVE INCOME (LOSS):
    Total change in market value of marketable
      securities                                         501         --           --            --             501
    Reclassification adjustment of realized gains        219         --           --            --             219
                                                    --------     --------     --------      --------      --------
    Unrealized gains (losses) on marketable
      securities                                         720         --           --            --             720
    Deferred income tax and social contribution
       on unrealized gains (losses)                     (245)        --           --            --            (245)
                                                    --------     --------     --------      --------      --------
    Other comprehensive income (loss)                    475         --           --            --             475
                                                    --------     --------     --------      --------      --------
       Comprehensive income                          106,115         --           --            --         106,115
                                                    ========     ========     ========      ========      ========

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES GUARANTORS
                                                                             1/2
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
(Stated in thousands of Brazilian reais)
--------------------------------------------------------------------------------

                                                                       Guarantor
                                                                      Subsidiaries
                                                                 ----------------------
                                                    Parent       Wholly-      Majority-
                                                    Company       Owned        Owned      Eliminations  Consolidated
                                                    --------     --------     ---------   ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                        105,640       39,331        1,407       (40,738)      105,640
     Adjustments to reconcile net income to net
      cash provided by (used in) operating
      activities:
          Depreciation and amortization (including
            goodwill)                                 17,895       23,111           57          --          41,063
          Vehicles written-off as a result of theft    1,093          447         --            --           1,540
          Deferred taxes on income                    23,422         (625)         143          --          22,940
          Provision for doubtful accounts             (1,328)       1,190           10          --            (128)
          Provision for contingencies                 13,442        1,952          143          --          15,537
          Realized gains (losses) on sale of
            marketable securities                        219         --           --            --             219
          Exchange variation, net                    (46,896)        --           --            --         (46,896)
          Unrealized (gain) loss on derivatives        7,016         --           --            --           7,016
          Equity                                     (40,632)        --           --          40,632          --
          Other                                         (421)         113         (252)          106          (454)

(Increase) decrease in operating assets:
   Accounts receivable                                 4,045        2,364         (132)         (331)        5,946
   Revenue-earning vehicles-
           New acquisitions                         (186,799)    (101,562)        --            --        (288,361)
           Cost of used car sales                    159,717       51,459         --            --         211,176
   Escrow deposits                                      (483)         234          (11)         --            (260)
   Accrued interest income on marketable securities     (759)        --           --            --            (759)
   Other                                              (1,731)         416          (95)       (1,030)       (2,440)

Increase (decrease) in operating liabilities:
   Accounts payable                                   43,201       19,403          (83)          331        62,852
   Payroll and related charges                         1,290           95          110          --           1,495
   Income tax and social contribution                   --            317          177          --             494
   Taxes, other than on income                         1,005           16            5          --           1,026
   Advances from customers                               630          339         --            --             969
   Reserve for contingencies                          (5,088)        (537)         (32)         --          (5,657)
   Loans and debt - accrued interest expense, net       (660)        --           --            --            (660)
   Other                                                (199)        (104)         551            74           322
                                                    --------     --------     --------      --------      --------
Net cash provided by (used in) operating activities   93,619       37,959        1,998          (956)      132,620
                                                    --------     --------     --------      --------      --------

                                                                             2/2

                                                                       Guarantor
                                                                      Subsidiaries
                                                                 ----------------------
                                                    Parent       Wholly-      Majority-
                                                    Company       Owned        Owned      Eliminations  Consolidated
                                                    --------     --------     ---------   ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sales of marketable securities      11,798         --           --            --          11,798
    Additions to property and equipment, net          (7,157)         (77)         (62)         --          (7,296)
                                                    --------     --------     --------      --------      --------
Net cash provided by investing activities              4,641          (77)         (62)         --           4,502
                                                    --------     --------     --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Short-term loans:
       Proceeds                                       45,820       11,634         --            --          57,454
       Repayments                                    (37,548)     (11,634)        --            --         (49,182)
    Transaction with related parties:
       Capital increase                               17,970         --           --            --          17,970
       Cash dividends                                (54,350)        --           --            --         (54,350)
       Interest on capital                           (21,141)        --           --            --         (21,141)
       Other                                           6,822       (4,461)      (3,317)          956          --
                                                    --------     --------     --------      --------      --------
Net cash used in financing activities                (42,427)      (4,461)      (3,317)          956       (49,249)
                                                    --------     --------     --------      --------      --------

NET INCREASE  IN CASH AND CASH EQUIVALENTS            55,833       33,421       (1,381)         --          87,873

CASH AND CASH EQUIVALENTS AT BEGINNING
    OF YEAR
                                                      50,967       18,469        1,955          --          71,391
                                                    --------     --------     --------      --------      --------

CASH AND CASH EQUIVALENTS AT END OF
    YEAR                                             106,800       51,890          574          --         159,264
                                                    ========     ========     ========      ========      ========

Supplemental disclosures of cash flow information:

Cash paid during the year for:
    Interest                                          24,381           54         --            --          24,435
    Income tax and social contribution                 3,170       20,311          602          --          24,083
                                                    --------     --------     --------      --------      --------
                                                      27,551       20,365          602          --          48,518
                                                    ========     ========     ========      ========      ========

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES GUARANTORS

CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2002
(Stated in thousands of Brazilian reais)
--------------------------------------------------------------------------------


A  S  S  E  T  S                                                 Guarantor Subsidiaries
----------------                                                 ----------------------
                                                    Parent       Wholly-      Majority-
                                                    Company       Owned        Owned      Eliminations  Consolidated
                                                    --------     --------     ---------   ------------  ------------
CURRENT ASSETS:
    Cash and cash equivalents                         50,967       18,469        1,955          --          71,391
    Available for sale marketable securities          11,078         --           --            --          11,078
    Accounts receivable, net                          37,248       12,945        1,312          (431)       51,074
    Revenue-earning vehicles, net                    189,879       73,525         --            --         263,404
    Deferred income tax and social contribution        1,329          256         --            --           1,585
    Other                                             12,377        1,514          206        (8,175)        5,922
                                                    --------     --------     --------      --------      --------
                                                     302,878      106,709        3,473        (8,606)      404,454
                                                    --------     --------     --------      --------      --------
NONCURRENT ASSETS:
    Revenue-earning vehicles, net                       --         87,034         --            --          87,034
    Escrow deposits                                   17,407        1,341          227          --          18,975
    Deferred income tax and social contribution       32,297          976          204          --          33,477
    Other                                              1,086        1,750          166          (197)        2,805
                                                    --------     --------     --------      --------      --------
                                                      50,790       91,101          597          (197)      142,291
                                                    --------     --------     --------      --------      --------

INVESTMENTS                                          171,171         --           --        (171,171)         --
                                                    --------     --------     --------      --------      --------

PROPERTY AND EQUIPMENT, NET                           14,581          452           93          --          15,126
                                                    --------     --------     --------      --------      --------

GOODWILL                                               4,704         --           --            --           4,704
                                                    --------     --------     --------      --------      --------

TOTAL ASSETS                                         544,124      198,262        4,163      (179,974)      566,575
                                                    ========     ========     ========      ========      ========

FINANCIAL INFORMATION FOR SUBSIDIARIES GUAARANTORS

CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2002
(Stated in thousands of Brazilian reais)
--------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                 Guarantor Subsidiaries
                                                                 ----------------------
                                                    Parent       Wholly-      Majority-
                                                    Company       Owned        Owned      Eliminations  Consolidated
                                                    --------     --------     ---------   ------------  ------------
CURRENT LIABILITIES:
    Interest payable on long-term debt                 6,616         --           --            --           6,616
    Accounts payable                                  11,582        7,316          351          (431)       18,818
    Payroll and related charges                        7,559        1,973          535          --          10,067
    Income tax and social contribution                  --            242          218          --             460
    Taxes, other than on income                        3,016          512           22          --           3,550
    Deferred income tax and social contribution        4,257        3,045         --            --           7,302
    Advances from customers                            3,293          585         --            --           3,878
    Other                                              1,028        6,929        1,074        (8,416)          615
                                                    --------     --------     --------      --------      --------
                                                      37,351       20,602        2,200        (8,847)       51,306
                                                    --------     --------     --------      --------      --------
NONCURRENT LIABILITIES:
    Long-term debt                                   261,111         --           --            --         261,111
    Unrealized loss on derivatives                    12,031         --           --            --          12,031
    Reserve for contingencies                         31,299        3,810          738          --          35,847
    Deferred income tax and social contribution        6,378        3,605         --            --           9,983
    Other                                              1,332          243            8          --           1,583
                                                    --------     --------     --------      --------      --------
                                                     312,151        7,658          746          --         320,555
                                                    --------     --------     --------      --------      --------

MINORITY INTEREST                                       --           --           --              92            92
                                                    --------     --------     --------      --------      --------

SHAREHOLDERS' EQUITY:
    Capital stock                                    135,723      121,164        1,200      (122,364)      135,723
    Accumulated earnings                              59,374       48,838           17       (48,855)       59,374
    Accumulated other comprehensive
         income (loss)                                  (475)        --           --            --            (475)
                                                    --------     --------     --------      --------      --------
                                                     194,622      170,002        1,217      (171,219)      194,622
                                                    --------     --------     --------      --------      --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
                                                     544,124      198,262        4,163      (179,974)      566,575
                                                    ========     ========     ========      ========      ========

FINANCIAL INFORMATION FOR SUBSIDIARIES GUARANTORS

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31, 2002
(Stated in thousands of Brazilian reais)
--------------------------------------------------------------------------------

                                                                       Guarantor
                                                                      Subsidiaries
                                                                 ----------------------
                                                    Parent       Wholly-      Majority-
                                                    Company       Owned        Owned      Eliminations  Consolidated
                                                    --------     --------     ---------   ------------  ------------
NET REVENUES:
    Car rental                                       164,001         --           --          (1,406)      162,595
    Fleet management                                    --        118,969         --            (187)      118,782
    Franchising                                         --           --          5,111          --           5,111
    Used car sales                                   129,935       68,668         --          (8,127)      190,476
                                                    --------     --------     --------      --------      --------
       Total net revenues                            293,936      187,637        5,111        (9,720)      476,964
                                                    --------     --------     --------      --------      --------

EXPENSES AND COSTS:
    Direct operating                                 (55,916)     (31,860)      (2,648)        1,566       (88,858)
    Cost of used car sales                          (108,744)     (50,814)        --           3,288      (156,270)
    Taxes on revenues                                (13,482)      (5,920)        (176)         --         (19,578)
    Selling, general, administrative and other       (45,345)     (21,757)        (246)        4,866       (62,482)
    Depreciation of vehicles                         (15,110)     (15,952)        --            --         (31,062)
    Other depreciation and amortization               (3,278)         (93)         (55)         --          (3,426)
                                                    --------     --------     --------      --------      --------
       Total operating expenses and costs           (241,875)    (126,396)      (3,125)        9,720      (361,676)
                                                    --------     --------     --------      --------      --------

     Equity                                           46,025         --           --         (46,025)         --
                                                    --------     --------     --------      --------      --------
       Operating income                               98,086       61,241        1,986       (46,025)      115,288
                                                    --------     --------     --------      --------      --------

FINANCIAL EXPENSES, NET                              (88,901)       5,864          223          --         (82,814)
OTHER NONOPERATING (EXPENSES) INCOME, NET               (118)           1           (8)         --            (125)
                                                    --------     --------     --------      --------      --------
       Income before taxes and minority interest       9,067       67,106        2,201       (46,025)       32,349
                                                    --------     --------     --------      --------      --------

INCOME TAX AND SOCIAL CONTRIBUTION:
    Current                                              (18)     (18,576)        (596)         --         (19,190)
    Deferred                                          17,600       (3,906)         (89)         --          13,605
                                                    --------     --------     --------      --------      --------
                                                      17,582      (22,482)        (685)         --          (5,585)
                                                    --------     --------     --------      --------      --------
       Income before minority interest                26,649       44,624        1,516       (46,025)       26,764

MINORITY INTEREST                                       --           --           --            (115)         (115)
                                                    --------     --------     --------      --------      --------
       Net income                                     26,649       44,624        1,516       (46,140)       26,649
                                                    ========     ========     ========      ========      ========

OTHER COMPREHENSIVE INCOME (LOSS):
    Total change in market value of marketable
      securities                                         269         --           --            --             269
    Reclassification adjustment of realized gains     (1,566)        --           --            --          (1,566)
                                                    --------     --------     --------      --------      --------
    Unrealized gains (losses) on marketable
      securities                                      (1,297)        --           --            --          (1,297)
    Deferred income tax and social contribution

       on unrealized gains (losses)                      436         --           --            --             436
                                                    --------     --------     --------      --------      --------
    Other comprehensive income (loss)                   (861)        --           --            --            (861)
                                                    --------     --------     --------      --------      --------
       Comprehensive income                           25,788         --           --            --          25,788
                                                    ========     ========     ========      ========      ========

FINANCIAL INFORMATION FOR SUBSIDIARIES GUARANTORS
                                                                             1/2
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002
(Stated in thousands of Brazilian reais)
--------------------------------------------------------------------------------

                                                                       Guarantor
                                                                      Subsidiaries
                                                                 ----------------------
                                                    Parent       Wholly-      Majority-
                                                    Company       Owned        Owned      Eliminations  Consolidated
                                                    --------     --------     ---------   ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                         26,649       44,624        1,516       (46,140)       26,649
     Adjustments to reconcile net income to net
      cash provided by (used in) operating
      activities:
          Depreciation and amortization (including
            goodwill)                                 18,388       16,045           55          --          34,488
          Vehicles written-off as a result of theft    1,181          860         --            --           2,041
          Deferred taxes on income                   (17,600)       3,906           89          --         (13,605)
          Provision for doubtful accounts              1,155          285           (4)         --           1,436
          Provision for contingencies                 11,328        2,282           72          --          13,682
          Realized gains (losses) on sale of
            marketable securities                     (1,566)        --           --            --          (1,566)
          Realized gains on derivatives               (1,891)        --           --            --          (1,891)
          Exchange variation, net                     85,044         --           --            --          85,044
          Unrealized (gain) loss on derivatives      (14,204)        --           --            --         (14,204)
          Equity                                     (46,025)        --           --          46,025          --
          Other                                          268           37         --               2           307

(Increase) decrease in operating assets:
   Accounts receivable                                (5,850)       2,786          (56)           77        (3,043)
   Revenue-earning vehicles-
           New acquisitions                         (147,685)     (67,919)        --            --        (215,604)
           Cost of used car sales                    110,883       53,963         --            --         164,846
   Escrow deposits                                      (745)        (517)         (93)         --          (1,355)
   Accrued interest income on marketable securities    1,978         --           --            --           1,978
   Other                                              58,914        2,396         (190)      (53,037)        8,083

Increase (decrease) in operating liabilities:
   Accounts payable                                   (6,917)       1,412           85           (80)       (5,500)
   Payroll and related charges                         1,085          133          164          --           1,382
   Income tax and social contribution                   (199)         238          207          --             246
   Taxes, other than on income                         2,076           95          (17)         --           2,154
   Advances from customers                               343          446         --            --             789
   Reserve for contingencies                          (4,250)         (37)        (585)         --          (4,872)
   Loans and debt - accrued interest expense, net      2,086         --           --            --           2,086
   Other                                                 132       (1,545)        (176)        1,369          (220)
                                                    --------     --------     --------      --------      --------

Net cash provided by (used in) operating activities   74,578       59,490        1,067       (51,784)       83,351
                                                    --------     --------     --------      --------      --------

                                                                             2/2

                                                                 Guarantor Subsidiaries
                                                                 ----------------------
                                                    Parent       Wholly-      Majority-
                                                    Company       Owned        Owned      Eliminations  Consolidated
                                                    --------     --------     ---------   ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of marketable securities                (5,717)        --           --            --          (5,717)
    Proceeds from sales of marketable securities      13,210         --           --            --          13,210
    Additions to property and equipment, net          (5,852)        (158)          (8)         --          (6,018)
                                                    --------     --------     --------      --------      --------
Net cash provided by investing activities              1,641         (158)          (8)         --           1,475
                                                    --------     --------     --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Short-term loans:
       Proceeds                                       32,853        6,333         --            --          39,186
       Repayments                                    (55,317)     (11,078)        --              14       (66,381)
    Transaction with related parties:
       Capital increase                               12,800         --           --            --          12,800
       Cash dividends                                (20,000)     (44,239)        (582)       44,821       (20,000)
       Interest on capital                           (15,059)        --           --            --         (15,059)
       Other                                          (6,585)        (500)         136         6,949
                                                    --------     --------     --------      --------      --------
Net cash used in financing activities                (51,308)     (49,484)        (446)       51,784       (49,454)
                                                    --------     --------     --------      --------      --------

NET INCREASE  IN CASH AND CASH EQUIVALENTS            24,911        9,848          613          --          35,372

CASH AND CASH EQUIVALENTS AT BEGINNING
    OF YEAR                                           26,056        8,621        1,342          --          36,019
                                                    --------     --------     --------      --------      --------

CASH AND CASH EQUIVALENTS AT END OF
    YEAR                                              50,967       18,469        1,955          --          71,391
                                                    ========     ========     ========      ========      ========

Supplemental disclosures of cash flow information:

Cash paid during the year for:
    Interest                                          22,387          127         --            --          22,514
    Income tax and social contribution                  --         15,664          329          --          15,993
                                                    --------     --------     --------      --------      --------
                                                      22,387       15,791          329          --          38,507
                                                    ========     ========     ========      ========      ========

FINANCIAL INFORMATION FOR SUBSIDIARIES GUARANTORS

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31, 2001
(Stated in thousands of Brazilian reais)
--------------------------------------------------------------------------------

                                                                 Guarantor Subsidiaries
                                                                 ----------------------
                                                    Parent       Wholly-      Majority-
                                                    Company       Owned        Owned      Eliminations  Consolidated
                                                    --------     --------     ---------   ------------  ------------
NET REVENUES:
    Car rental                                       145,448         --           --          (1,195)      144,253
    Fleet management                                    --        120,463         --            (234)      120,229
    Franchising                                         --           --          5,056          --           5,056
    Used car sales                                    97,476       57,247         --          (3,816)      150,907
                                                    --------     --------     --------      --------      --------
       Total net revenues                            242,924      177,710        5,056        (5,245)      420,445
                                                    --------     --------     --------      --------      --------

EXPENSES AND COSTS:
    Direct operating                                 (46,646)     (28,463)      (3,424)        1,474       (77,059)
    Cost of used car sales                           (79,490)     (39,165)        --            --        (118,655)
    Taxes on revenues                                (11,880)      (5,743)        (172)         --         (17,795)
    Selling, general, administrative and other       (37,041)     (18,750)        (418)        3,771       (52,438)
    Depreciation of vehicles                         (17,114)     (26,881)        --            --         (43,995)
    Goodwill amortization                             (1,010)        --           (489)         --          (1,499)
    Other depreciation and amortization               (2,416)        (128)         (90)         --          (2,634)
                                                    --------     --------     --------      --------      --------
       Total operating expenses and costs           (195,597)    (119,130)      (4,593)        5,245      (314,075)
                                                    --------     --------     --------      --------      --------

     Equity                                           43,388         --           --         (43,388)         --
                                                    --------     --------     --------      --------      --------
       Operating income                               90,715       58,580          463       (43,388)      106,370
                                                    --------     --------     --------      --------      --------

FINANCIAL EXPENSES, NET                              (50,590)         198          (72)         --         (50,464)

OTHER NONOPERATING (EXPENSES) INCOME, NET              4,494            1          (20)         --           4,475
                                                    --------     --------     --------      --------      --------
       Income before taxes and minority interest      44,619       58,779          371       (43,388)       60,381
                                                    --------     --------     --------      --------      --------

INCOME TAX AND SOCIAL CONTRIBUTION:
    Current                                             (604)     (13,166)        (337)         --         (14,107)
    Deferred                                            (127)      (2,226)         (33)         --          (2,386)
                                                    --------     --------     --------      --------      --------
                                                        (731)     (15,392)        (370)         --         (16,493)
                                                    --------     --------     --------      --------      --------
       Income before minority interest                43,888       43,387            1       (43,388)       43,888



Cumulative effect of a change in accounting
    principle, net of taxes of R$467                    (907)        --           --            --            (907)
                                                    --------     --------     --------      --------      --------
       Net income                                     42,981       43,387            1       (43,388)       42,981
                                                    ========     ========     ========      ========      ========

OTHER COMPREHENSIVE INCOME (LOSS):
    Total change in market value of marketable
       securities                                     15,753         --           --            --          15,753
    Reclassification adjustment of realized gains    (15,737)        --           --            --         (15,737)
                                                    --------     --------     --------      --------      --------
    Unrealized gains (losses) on marketable
       securities                                         16         --           --            --              16
    Deferred income tax and social contribution
       on unrealized gains (losses)                       (5)        --           --            --              (5)
                                                    --------     --------     --------      --------      --------
    Other comprehensive income (loss)                     11         --           --            --              11
                                                    --------     --------     --------      --------      --------
       Comprehensive income                           42,992         --           --            --          42,992
                                                    ========     ========     ========      ========      ========

FINANCIAL INFORMATION FOR SUBSIDIARIES GUARANTORS
                                                                             1/2
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
(Stated in thousands of Brazilian reais)
--------------------------------------------------------------------------------

                                                                 Guarantor Subsidiaries
                                                                 ----------------------
                                                    Parent       Wholly-      Majority-
                                                    Company       Owned        Owned      Eliminations  Consolidated
                                                    --------     --------     ---------   ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                         42,981       43,387            1       (43,388)       42,981
     Adjustments to reconcile net income to net
     cash provided by (used in) operating
     activities:
          Depreciation and amortization (including
            goodwill)                                 20,540       27,009          224           355        48,128
          Vehicles written-off as a result of theft    1,129        1,364         --            --           2,493
          Deferred taxes on income                       127        2,226           33          --           2,386
          Provision for doubtful accounts                680          385           37          --           1,102
          Reversal of compulsory loans, net              383         --           --            --             383
          Gain on sale of land                          --           --           --          (4,639)       (4,639)
          Provision for contingencies                  6,411          982          706          --           8,099
          Realized gains (losses) on sale of
            marketable securities                    (15,737)        --           --            --         (15,737)
          Realized gains on derivatives               (6,722)        --           --            --          (6,722)
          Exchange variation, net                     29,299           29         --            --          29,328
          Unrealized (gain) loss on derivatives       26,146         --           --              89        26,235
          Equity                                     (43,388)        --           --          43,388          --
          Other                                          438          (88)         287          (355)          282

(Increase) decrease in operating assets:
   Accounts receivable                               (15,206)      (4,375)         373          (533)      (19,741)
   Revenue-earning vehicles-
           New acquisitions                         (151,186)     (96,341)        --            --        (247,527)
           Cost of used car sales                     81,293       40,088         --            --         121,381
   Escrow deposits                                    (2,005)        (322)         (29)         --          (2,356)
   Compulsory loans                                    1,597         --           --            --           1,597
   Accrued interest income on marketable securities   (1,465)        --           --            --          (1,465)
   Other                                              31,992       (3,681)          46       (18,372)        9,985

Increase (decrease) in operating liabilities:
   Accounts payable                                    7,814       (2,618)         102           536         5,834
   Payroll and related charges                         1,022          268          (52)         --           1,238
   Income tax and social contribution                    198       (1,385)        (175)         --          (1,362)
   Taxes, other than on income                        (1,978)         (24)         (64)         --          (2,066)
   Advances from customers                             2,948         (740)        (159)          568         2,617
   Reserve for contingencies                          (1,806)         (25)        (393)         --          (2,224)
   Loans and debt - accrued interest expense, net        (51)        --           --            --             (51)
   Other                                                 316         (237)         (76)         (517)         (514)
                                                    --------     --------     --------      --------      --------
Net cash provided by (used in) operating activities   15,770        5,902          861       (22,868)         (335)
                                                    --------     --------     --------      --------      --------

                                                                             2/2

                                                                 Guarantor Subsidiaries
                                                                 ----------------------
                                                    Parent       Wholly-      Majority-
                                                    Company       Owned        Owned      Eliminations  Consolidated
                                                    --------     --------     ---------   ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of marketable securities               (16,733)        --           --            --         (16,733)
    Proceeds from sales of marketable securities      61,365         --           --            --          61,365
    Additions to property and equipment, net          (6,986)        (258)          (2)         --          (7,246)
    Acquisitions of former franchisees                (1,329)        --           --            --          (1,329)
    Other                                            (10,980)        --           --          10,980          --
                                                    --------     --------     --------      --------      --------
Net cash provided by investing activities             25,337         (258)          (2)       10,980        36,057
                                                    --------     --------     --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Short-term loans:
       Proceeds                                       72,434       41,403         --            --         113,837
       Repayments                                    (79,197)     (40,860)        --            --        (120,057)
    Transaction with related parties:
       Capital increase                                5,400       10,980         --         (10,980)        5,400
       Cash dividends                                (15,000)     (10,000)         (46)       10,046       (15,000)
       Interest on capital                            (6,353)     (12,800)        --          12,800        (6,353)
       Other                                          (1,848)       1,920          (94)           22          --
                                                    --------     --------     --------      --------      --------
Net cash used in financing activities                (24,564)      (9,357)        (140)       11,888       (22,173)
                                                    --------     --------     --------      --------      --------

NET INCREASE  IN CASH AND CASH EQUIVALENTS            16,543       (3,713)         719          --          13,549

CASH AND CASH EQUIVALENTS AT BEGINNING
    OF YEAR                                            9,513       12,334          623          --          22,470
                                                    --------     --------     --------      --------      --------

CASH AND CASH EQUIVALENTS AT END OF
    YEAR                                              26,056        8,621        1,342          --          36,019
                                                    ========     ========     ========      ========      ========

Supplemental disclosures of cash flow information:

Cash paid during the year for:
    Interest                                          26,827          715         --            --          27,542
    Income tax and social contribution                  --         16,410          406          --          16,816
                                                    --------     --------     --------      --------      --------
                                                      26,827       17,125          406          --          44,358
                                                    ========     ========     ========      ========      ========

Localiza Franchising S.A. and Subsidiary

Financial Statements Together with Report of Independent Registered Public Accounting Firm

Expressed in Brazilian reais

As of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003

Deloitte Touche Tohmatsu Auditores Independentes

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Localiza Franchising S.A.
Belo Horizonte - MG
-------------------


1. We have audited the accompanying consolidated balance sheets of Localiza Franchising S.A., (the "Company"), a Brazilian corporation and subsidiary of Localiza Rent a Car S.A., as of December 31, 2002 and 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Localiza Franchising S.A. as of December 31, 2002 and 2003, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

4. Our audits also comprehended the translation of Brazilian reais amounts into U.S. dollar amounts as of and for the year ended December 31, 2003, and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (d). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.



April 2, 2004

/s/ Deloitte Touche Tohmatsu

LOCALIZA FRANCHISING S.A. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2002 AND 2003
(Stated in thousands of Brazilian reais and U.S. dollars)
--------------------------------------------------------------------------------


A S S E T S                                                December 31,
-----------                                         -------------------------
                                                     2002      2003      2003
                                                    -----     -----     -----
                                                      R$        R$        US$
                                                    -----     -----     -----
CURRENT ASSETS:
    Cash and cash equivalents                       1,955       574       199
    Accounts receivable, net                        1,312     1,327       459
    CEPIN (Note 10)                                    54      --        --
    Recoverable taxes                                  43       340       118
    Other                                             109       129        44
                                                    -----     -----     -----
                                                    3,473     2,370       820
                                                    -----     -----     -----

NONCURRENT ASSETS:
    Accounts receivable, net                         --         107        37
    Escrow deposits                                   227       238        82
    Receivable from related party                      94      --        --
    Deferred income tax and social contribution       204        61        21
    Recoverable taxes                                  72       163        57
                                                    -----     -----     -----
                                                      597       569       197
                                                    -----     -----     -----

OFFICE EQUIPMENT, NET                                  93        98        34
                                                    -----     -----     -----

TOTAL ASSETS                                        4,163     3,037     1,051
                                                    =====     =====     =====


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA FRANCHISING S.A. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2002 AND 2003
(Stated in thousands of Brazilian reais and U.S. dollars)
--------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY                       December 31,
------------------------------------                -------------------------
                                                     2002      2003      2003
                                                    -----     -----     -----
                                                      R$        R$        US$
                                                    -----     -----     -----
CURRENT LIABILITIES:
    Accounts payable                                  351       268        93
    Payroll and related charges                       535       645       223
    Income tax and social contribution                218       395       137
    Taxes, other than on income                        22        27         9
    CEPIN (Note 10)                                  --         403       140
    Payable to related parties                        210        52        18
    Dividends payable                                 853      --        --
    Other                                              11       159        55
                                                    -----     -----     -----
                                                    2,200     1,949       675
                                                    -----     -----     -----

NONCURRENT LIABILITIES:
    Reserve for contingencies                         738       849       294
    Other                                               8        15         5
                                                    -----     -----     -----
                                                      746       864       299
                                                    -----     -----     -----

SHAREHOLDERS' EQUITY:
    Capital stock                                   1,200       200        69
    Accumulated earnings                               17        24         8
                                                    -----     -----     -----
                                                    1,217       224        77
                                                    -----     -----     -----
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          4,163     3,037     1,051
                                                    =====     =====     =====


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA FRANCHISING S.A. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Stated in thousands of Brazilian reais and U.S. dollars)
--------------------------------------------------------------------------------


                                                                 Year ended December 31,
                                                        ------------------------------------------
                                                         2001        2002        2003        2003
                                                        ------      ------      ------      ------
                                                          R$          R$          R$          US$
                                                        ------      ------      ------      ------
NET REVENUES:
    Royalties and advertising fees                       4,430       4,585       4,812       1,666
    Initial franchise fees                                 522         481         587         203
    Other services                                         104          45          57          20
                                                        ------      ------      ------      ------
       Total net revenues                                5,056       5,111       5,456       1,889
                                                        ------      ------      ------      ------
EXPENSES AND COSTS:
    Direct operating                                    (3,424)     (2,935)     (3,020)     (1,045)
    Taxes on revenues                                     (172)       (176)       (221)        (76)
    Selling, general, administrative and other            (418)       (246)       (175)        (61)
    Depreciation and amortization                          (90)        (55)        (57)        (20)
    Gain on settlement of liability under amnesty
       program (Note 11)                                  --           287        --          --
    Gain on social security contribution litigation
       (Note 6)                                           --          --           302         104
    Impairment of goodwill (Note 1 b)                     (355)       --          --          --
    Goodwill amortization                                 (134)       --          --          --
                                                        ------      ------      ------      ------
       Total operating expenses and costs               (4,593)     (3,125)     (3,171)     (1,098)
                                                        ------      ------      ------      ------
       Operating income                                    463       1,986       2,285         791
                                                        ------      ------      ------      ------
FINANCIAL (EXPENSES) INCOME, NET                           (72)        223          79          27
OTHER NONOPERATING EXPENSES, NET                           (20)         (8)        (28)         (9)
                                                        ------      ------      ------      ------
       Income before taxes                                 371       2,201       2,336         809
INCOME TAX AND SOCIAL CONTRIBUTION:
       Current                                            (337)       (596)       (786)       (273)
       Deferred                                            (33)        (89)       (143)        (49)
                                                        ------      ------      ------      ------
                                                          (370)       (685)       (929)       (322)
                                                        ------      ------      ------      ------
       Net income                                            1       1,516       1,407         487
                                                        ======      ======      ======      ======


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA FRANCHISING S.A. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Stated in thousands of Brazilian reais)
--------------------------------------------------------------------------------


                                                        Accumulated
                                            Capital      earnings
                                             stock       (deficit)      Total
                                           ----------   -----------   ---------
BALANCES AT DECEMBER 31, 2000                1,200            71        1,271
     Cash dividends (Note 13)                 --             (30)         (30)
     Interest on capital (Note 13)            --            (106)        (106)
     Net income                               --               1            1
                                             -----         -----        -----
BALANCES AT DECEMBER 31, 2001                1,200           (64)       1,136
     Cash dividends (Note 13)                 --          (1,435)      (1,435)
     Net income                               --           1,516        1,516
                                             -----         -----        -----
BALANCES AT DECEMBER 31, 2002                1,200            17        1,217
     Capital reduction (Note 1 a)           (1,000)          --        (1,000)
     Cash dividends (Note 13)                 --          (1,400)      (1,400)
     Net income                               --           1,407        1,407
                                             -----         -----        -----
BALANCES AT DECEMBER 31, 2003                  200            24          224
                                             =====         =====        =====

The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

                                                                             1/2
LOCALIZA FRANCHISING S.A. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Stated in thousands of Brazilian reais and U.S. dollars)
--------------------------------------------------------------------------------


                                                                 Year ended December 31,
                                                        ------------------------------------------
                                                         2001        2002        2003        2003
                                                        ------      ------      ------      ------
                                                          R$          R$          R$          US$
                                                        ------      ------      ------      ------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                               1       1,516       1,407         487
      Adjustments to reconcile net income to net cash
         provided by operating activities:
             Depreciation and amortization (including
                  goodwill)                                224          55          57          20
             Impairment of goodwill                        355          --          --          --
             Deferred taxes on income                       33          89         143          49
             Provision for doubtful accounts                37          (4)         10           4
             Provision for contingencies                   706          72         143          49
             Gain on settlement of liability under
                  amnesty program                           --        (287)         --          --
             Gain on social security litigation             --          --        (259)        (90)
             Other                                         (68)         --           7           3
 (Increase) decrease in operating assets:
    Accounts receivable                                    373         (56)       (132)        (45)
    Escrow deposits                                        (29)        (93)        (11)         (4)
    Recoverable taxes                                       --          --        (129)        (45)
    Other                                                   46        (190)         34          12
Increase (decrease) in operating liabilities:
    Accounts payable                                       102          85         (83)        (29)
    Payroll and related charges                            (52)        164         110          38
    Income tax and social contribution                    (175)        207         177          61
    Taxes, other than on income                            (64)        (17)          5           2
    CEPIN                                                 (159)       (112)        403         140
    Reserve for contingencies                             (393)       (298)        (32)        (11)
    Other accounts payable                                 (76)        (64)        148          51
                                                        ------      ------      ------      ------
Net cash provided by operating activities                  861       1,067       1,998         692
                                                        ------      ------      ------      ------

                                                                             2/2

                                                                 Year ended December 31,
                                                        ------------------------------------------
                                                         2001        2002        2003        2003
                                                        ------      ------      ------      ------
                                                          R$          R$          R$          US$
                                                        ------      ------      ------      ------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to office equipment, net                      (2)         (8)        (62)        (22)
                                                        ------      ------      ------      ------
 Net cash used in investing activities                      (2)         (8)        (62)        (22)
                                                        ------      ------      ------      ------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Transactions with related parties:
       Proceeds                                             98         182          94          33
       Repayments                                         (192)        (46)       (158)        (55)
       Capital reduction in cash                          --          --        (1,000)       (346)
       Dividends and interest on capital                   (46)       (582)     (2,253)       (780)
                                                        ------      ------      ------      ------
 Net cash used in financing activities                    (140)       (446)     (3,317)     (1,148)
                                                        ------      ------      ------      ------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       719         613      (1,381)       (478)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR             623       1,342       1,955         677
                                                        ------      ------      ------      ------

CASH AND CASH EQUIVALENTS AT
      END OF YEAR                                        1,342       1,955         574         199
                                                        ======      ======      ======      ======

Supplemental disclosures of cash flow information:

Cash paid during the year for:
    Income tax and social contribution                     406         329         602         208
                                                        ======      ======      ======      ======

Supplemental information of non-cash
financing activities:

    Dividends and interest on capital payable               90         853        --          --
                                                        ======      ======      ======      ======

The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

LOCALIZA FRANCHISING S.A. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002 AND 2003
(Amounts expressed in thousands of Brazilian reais and U.S. dollars, unless otherwise indicated)
--------------------------------------------------------------------------------


1.   THE COMPANY AND ITS OPERATIONS

     Localiza Franchising S.A. (the "Company" or "Franchising") (formerly Localiza Franchising Ltda.) is a Brazilian closely held corporation and a subsidiary of Localiza Rent a Car S.A. ("Localiza"). Its main activity is to manage the Localiza franchising business, referring to car rental and related services.

     In 2002, Franchising was a Brazilian limited liability Company. On May 1, 2004, Franchising was changed to a closely held corporation. Its capital is shared between Localiza (92.5%) and Aristides Luciano Azevedo Newton (7.5%).

     As of December 31, 2003, franchisees comprise 238 unaudited locations (250
     - unaudited - in 2002). The Company selects franchisees in order to serve smaller markets, while major urban areas in Brazil are served by the 71 (unaudited) (70 - unaudited - in 2002) Localiza owned locations. The Brazilian franchise locations are operated by a total of 78 (unaudited) (84 - unaudited - in 2002) franchisees.

     In 2003 and 2002, the Localiza network has 64 (unaudited) franchise locations outside Brazil, in 7 (6 in 2002) countries as follows: Bolivia, Ecuador, Mexico, Paraguay, Chile, Uruguay and Argentina, where the Company's franchisees have 34 (unaudited) (32 - unaudited - in 2002) locations.

     The international franchise locations are operated by 3 (unaudited) (4 - unaudited - in 2002) master franchisees and 32 (unaudited) (30 - unaudited
     - in 2002) franchisees, the largest of which owns 5 locations (unaudited) (6 - unaudited - in 2002).

     The Company grants exclusive rights to its franchisees for defined geographic areas pursuant to renewable contracts, which terms range from five to ten years. These contracts may be cancelled by either party upon 90 days written notice. Brazilian franchisees generally pay the Company an initial fee plus royalties and an advertising fee based on gross revenues. Non-Brazilian franchisees pay royalties at varying rates, depending upon local market conditions. For the years ended December 31, 2001, 2002 and 2003 aggregate net royalties from Brazilian franchisees amount to R$3,737, R$3,917 and R$4,099 or 84%, 85% and 85%, respectively, of total franchise royalties. Aggregate net royalties from non-Brazilian franchisees amount to R$693, R$668 and R$713 or 16%, 15% and 15%, respectively, of total franchise royalties. Revenue in Argentina represents 14.6%, 9.2% and 6.6% of the total consolidated revenues in 2001, 2002 and 2003 respectively.

     The Company oversees the quality of its franchise operations: (i) through rigorous qualifying procedures for accepting new franchisees; (ii) by providing training, comprehensive education and procedural manuals; and
     (iii) through periodic onsite inspections.

     The franchisee is responsible for the purchase, maintenance and sale of its fleet.

     (a)  Capital reduction

     As of May 1, 2003, the Company made a capital distribution amounting to R$1,000 totally paid in cash.

     (b)  Investment in subsidiary and affiliate

     On August 17, 1999, the Company acquired the remaining 60% of MFA - Localiza Master Franchisee Argentina S.A. ("MFA"), located in Argentina, for R$337. The subsidiary had negative net worth of R$330 that approximated its book value on the acquisition date. Goodwill arising from that acquisition, amounting to R$667, was being amortized over a 5-year period, from the acquisition date to 2001, when, as a result of the economic crisis in Argentina, an impairment charge was recorded to write-off the remaining balance of the goodwill.

     To fund the operations of MFA, Franchising made capital contributions amounting to R$91 and R$192 during the years ended December 31, 2000 and 2001, respectively. These capital contributions were made in compliance with the Argentine law, section 205 of the Business Associations Law that requires the maintenance of a specified proportion between accumulated losses and capital stock.

     On July 31, 2002, MFA had its capital reduced in the amount of ARP172 thousand (Argentine pesos), reestablishing the proportion required mentioned before.

     MFA is responsible for the commercialization of the "Localiza" trademark in Argentina through the sales of franchises and the collection of royalties.

     On May 1, 2003, Franchising sold its participation of 0.01% in Prime Prestadora de Servicos S.A. to Localiza for book value.

     (c)  Franchising spin-off

     On March 31, 2004, Franchising spun-off and generated a new company named Localiza Franchising Brasil S.A., currently responsible for the Brazilian franchising operations. Localiza Franchising just maintained recorded in its books the investment in MFA. The spun-off was maid based on the book value.

     (d)  Guarantee in Senior Notes Program

     The Company and MFA are guarantors of Localiza's Senior Notes program, which are unsecured obligations of Localiza, in the amount of US$100 million, maturing on October 1, 2005. As a consequence, the Company is subject to certain restrictions contained in the Senior Notes program. These restrictive covenants will limit, except in certain circumstances, the ability of Localiza and subsidiaries to, among other things, declare any dividend or other similar distribution, make certain stock repurchases, make certain payments on subordinated indebtedness or make certain investments if, after giving effect to such actions, (i) a default or event of default under the Senior Notes indenture would have occurred and be continuing, (ii) Localiza and subsidiaries would be unable to incur additional indebtedness under the debt incurrence ratio test set forth in the indenture or (iii) the amount of all such payments exceeds an aggregate threshold amount. A default or event of default includes the failure of Localiza or its subsidiaries to observe or perform any covenant, whose covenants include limitations on the ability of the Localiza and subsidiaries to (i) incur certain additional indebtedness, (ii) create certain liens, (iii) enter into certain transactions with affiliates, (iv) engage in certain sale and leaseback transactions and (v) enter into certain merger, acquisition or sale transactions.

     As of the date of these consolidated financial statements, Management believes that the Company is in compliance with all of the covenants described above.


2.   BASIS FOR PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

     (a)  Accounting records

          The Company's accounting records are maintained in Brazilian reais (R$), based on the criteria enacted by Brazilian Corporate Law. The consolidated financial statements prepared based on such accounting records and the Corporate Law criteria (Corporate Law Method financial statements) are the basis for determining income taxes and shareholders' rights, such as dividends.

          MFA's accounting records are maintained in Argentine Pesos (ARP) and translated to Brazilian reais at the exchange rate at the end of each balance sheet date, except for December 31, 2001, when the exchange rate used represented the first free-floating rate for which transactions could be settled after December 31, 2001. Such exchange rate was calculated by converting Pesos to U.S. dollars at a rate of $1.70 to US$1.00 and then to Brazilian reais at a rate of R$2.3204 to US$1.00. For all periods presented the effects of translation are immaterial.

     (b)  Price-level adjusted consolidated financial statements

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

     (c)  Presentation of the consolidated financial statements

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain aspects from the accounting principles applied by the Company and its subsidiary in their consolidated financial statements prepared in accordance with accounting principles generally accepted in Brazil and

          Argentina or for other statutory purposes in Brazil and Argentina.

     (d)  Convenience translation of balances from Brazilian reais to U.S.
          dollars

          The accompanying consolidated financial statements in Brazilian reais were translated into U.S. dollars at the rate of R$2.8892 to US$1.00, the selling Commercial Market exchange rate reported by the Central Bank of Brazil, for December 31, 2003. Such translation was made solely for the convenience of the readers and should not be construed as a representation that the Brazilian reais amounts could have been converted into U.S. dollars at this or any other rate.


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

     (e) Goodwill - Corresponded to the excess of the purchase price over the book value of the remaining equity share in MFA on the acquisition date. It was being amortized over a 5-year period until December 31, 2001, when, as a result of the economic crisis in Argentina, an impairment charge was recorded to write-off the remaining balance.

     (f) Income tax and social contribution - The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires the application of the comprehensive liability method of accounting for income taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

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

          From 2004 on, after the spun-off, the company's management believes, based on projections of future taxable income, that it is more likely than not that the deferred income tax assets will be realized, for which a valuation allowance of R$211 in 2003 was established.

     (g) Assets and liabilities denominated in foreign currencies or subject to monetary restatement - Assets and liabilities denominated in foreign currencies are adjusted based on the exchange rate reported by the Central Bank of Brazil at each balance sheet date. Those denominated in Brazilian reais, and contractually or legally subject to indexation, are restated at the balance sheet dates by using the related index. Exchange gains and losses and monetary variation gains and losses are recorded in the income statement.

     (h) Revenues and expenses - Revenues from franchise fees are generally based on a percentage of franchisee rental revenue and are recognized as earned on a monthly basis. Initial franchise fees are recognized upon substantial completion of all material services and conditions of the franchise sale, which coincides with the date of sale and commencement of operations by the franchisee. Expenses include the provision of sales and marketing, reservations, information systems and other services to franchisees. Expenses are recorded as incurred.

     (i) Advertising costs - Advertising costs are expensed when incurred. No advertising costs have been deferred at the balance sheet dates herein. The Company has not incurred advertising costs in the three years ended December 31, 2003.

     (j) Use of estimates - The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires that the Company's management make estimates and use assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities as of the dates of the consolidated financial statements and the reported amounts of revenues, costs and expenses during the reporting periods. Significant estimates are used when accounting for allowance for doubtful accounts, income taxes, including recognition of valuation allowances, contingencies and goodwill, among others. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may differ from the estimates included in these consolidated financial statements.

     (k) Interest on capital - Interest paid to shareholders, calculated in accordance with Law No. 9.249/95, is recorded in the Company's books in the income statement under financial expenses, as determined by tax legislation. For presentation in the consolidated financial statements, interest paid on capital is presented as a charge to retained earnings.

     (l) Constant currency presentation - In addition to the accounting practices described above, the following practices were adopted in the preparation of constant currency consolidated financial statements:

          i. Index - Through December 31, 1995, the consolidated financial statements were price-level adjusted based on the variation of UFIR (Inflation index for tax purposes). From January 1, 1996 through June 30, 1997, the consolidated financial statements were price-level adjusted based on the variation of the IGP-M (General Price Index of the Market).

          ii. Nonmonetary assets and liabilities - Office equipment, shareholders' equity and other nonmonetary assets and liabilities accounts were restated from the date the original transactions occurred to June 30, 1997. Income tax and social contribution effects were accrued in respect of the increase in shareholders' equity due to the recognition of the effects of inflation.


4.   CASH AND CASH EQUIVALENTS

                                                      December 31,
                                           ----------------------------------
                                            2002          2003          2003
                                           ------        ------        ------
                                             R$            R$            US$
                                           ------        ------        ------

          Cash                                157           352           122
          Cash equivalents                  1,798           222            77
                                           ------        ------        ------
                                            1,955           574           199
                                           ======        ======        ======

     As of December 31, 2002 and 2003, all cash and cash equivalents are denominated in Brazilian reais. The cash equivalents are highly liquid investments that are readily convertible to known amounts of cash without any penalty or loss of market rate interest. All of these investments are remunerated based on the Interbank Deposit Certificate (CDI).


5.   ACCOUNTS RECEIVABLE, NET

                                                      December 31,
                                           ----------------------------------
                                            2002          2003          2003
                                           ------        ------        ------
                                             R$            R$            US$
                                           ------        ------        ------

     Royalties and advertising fees           979         1,097           380
     Initial franchise fees                   406           420           145
                                           ------        ------        ------
                                            1,385         1,517           525
     Allowance for doubtful accounts          (73)          (83)          (29)
                                           ------        ------        ------
                                            1,312         1,434           496
     Noncurrent assets                       --            (107)          (37)
                                           ------        ------        ------
     Current assets                         1,312         1,327           459
                                           ======        ======        ======

6.   RECOVERABLE TAXES

                                                        December 31,
                                                --------------------------
                                                 2002      2003      2003
                                                ------    ------    ------
                                                  R$        R$        US$
                                                ------    ------    ------

     INSS (social security contributions)          --        259        90
     Income tax withheld on cash investments        43        81        28
     Argentina:
         Income tax                                 47       133        46
         Other                                      25        30        11
                                                ------    ------    ------
                                                   115       503       175
     Noncurrent assets                             (72)     (163)      (57)
                                                ------    ------    ------
     Current assets                                 43       340       118
                                                ======    ======    ======

     On February 13, 2003, the Company obtained a favorable judicial decision in a claim related to INSS (social security contributions) litigation, which assured additional tax assets in the amount of R$302. The amount can be offset within the legal limits established in the Law. The Company has already offset R$43 through 2003.

7.   ESCROW DEPOSITS

                                                      December 31,
                                           ----------------------------------
                                            2002          2003          2003
                                           ------        ------        ------
                                             R$            R$            US$
                                           ------        ------        ------

     PIS (tax on revenues)                     51            51            18
     PIS/COFINS (tax on other revenues)        39             7             2
     SESC/SENAC                                78            94            33
     SAT                                       39            39            13
     Other                                     20            47            16
                                           ------        ------        ------
                                              227           238            82
                                           ======        ======        ======

     These deposits are primarily made in connection with pending litigation. Related reserves for contingencies have been recognized (Note 11), where applicable.


8.   OFFICE EQUIPMENT, NET

                                                      December 31,
                                           ----------------------------------
                                            2002          2003          2003
                                           ------        ------        ------
                                             R$            R$            US$
                                           ------        ------        ------

     Computer equipment and software          140           180            62
     Furniture and fixtures                   104           171            59
     Other                                     17            22             8
                                           ------        ------        ------
                                              261           373           129
     Accumulated depreciation and
       amortization                         (168)         (275)          (95)
                                           ------        ------        ------
                                               93            98            34
                                           ======        ======        ======

9.   PAYROLL AND RELATED CHARGES

                                                      December 31,
                                           ----------------------------------
                                            2002          2003          2003
                                           ------        ------        ------
                                             R$            R$            US$
                                           ------        ------        ------

     Management compensation                  374           421           146
     Accrued vacation                          37            49            17
     Reserve for employees' bonuses            77           120            42
     INSS (social security contributions)      23            27             9
     Other                                     24            28             9
                                           ------        ------        ------
                                              535           645           223
                                           ======        ======        ======


     The Company pays bi-annual bonuses to employees based on profit, considering position and performance.


10.  CEPIN (Assets and Liabilities)

     The CEPIN fund represents amounts collected from the franchisees at a rate up to 2.5% of monthly gross revenues, pursuant to the respective business franchise contracts. This amount is used for general publicity, advertising, and promotions that benefit the Localiza car rental system. In 2002, the CEPIN funds were used for on-going initiatives and to finance the development of a new operational system for franchisees. The costs of this project exceeded the available CEPIN funds and consequently, costs, amounting to R$54 were paid by Franchising. This amount was in 2002 recorded as other current assets and it was reimbursed through CEPIN collections in 2003. As of December 31, 2003 the CEPIN balance amounts to R$403, and it is recorded as a liability. The CEPIN transactions do not effect the Company's statement of operations.


11.  RESERVE FOR CONTINGENCIES

     (a) Reserves

                                                      December 31,
                                           ----------------------------------
                                            2002          2003          2003
                                           ------        ------        ------
                                             R$            R$            US$
                                           ------        ------        ------

     PIS (tax on revenues)                     51            51            18
     PIS/COFINS (taxes on other revenues)      39             7             2
     Fiscal                                   108           128            44
     SESC/SENAC                               270           328           114
     SAT                                       39            39            13
     Civil litigation                         222           253            88
     Other                                      9            43            15
                                           ------        ------        ------
                                              738           849           294
                                           ======        ======        ======

     The Company and its subsidiary are claimants in several lawsuits and defendants in several others. It has recognized the above reserves considering the opinion of its external legal and tax counsel which consider that the likelihood of an unfavorable outcome related to these cases is probable.

     o PIS (tax on revenues) - The Company has pending litigation contesting this tax. As of December 31, 2002 and 2003 the amount of the provision is R$51, entirely deposited in an escrow account.

          In December 2002, Franchising petitioned for the conversion of the escrow deposit, which assured suspension of the payments to the Federal Government, although it maintained the lawsuit. This conversion to the Government has not been granted in court.

     o PIS/COFINS (taxes on other revenues) - The Company has pending litigations contesting these taxes in the total amount of R$7 (R$39 in 2002), entirely deposited in an escrow account.

          In December 2002, Franchising petitioned for the conversion of the escrow deposit, which assured suspension of the payments to the Federal Government, although it maintained the lawsuit and resumed the monthly payments. The COFINS conversion to the Government has been granted in court. However, the PIS conversion has not been granted yet.

     o Fiscal - As a result of tax inspections in prior years, the Company was assessed by the tax authorities, mainly due to the allegation of authorities that certain expenses were inappropriately treated as deductible and were not considered necessary to Company's operation for tax purposes. The settlement of this contingency was guaranteed by a bank guarantee in the amount of R$931.

          The Company based its defense on prior decisions of the Supreme Court and legislation in force.

          In September 2002, the Company took advantage of a tax amnesty program, pursuant to Executive Order No. 66/02, and settled this liability, corresponding to R$1,039, paying R$585 and reversing the provision of R$287. As of December 31, 2003, the total amount under dispute is R$2,908, and a reserve of R$128 (R$108 in 2002) is recorded.

     o SESC/SENAC - The Company has pending litigation contesting these payroll-related taxes. These reserves amount to R$328 as of December 31, 2003 (R$270 in 2002), of which R$94 (R$78 in 2002) are deposited in an escrow account.

     o SAT - The Company has pending litigation contesting this payroll-related tax. This reserve amounts to R$39 as of December 31, 2003 and 2002, entirely deposited in an escrow account.

          In December 2002, Franchising petitioned for the conversion of the escrow deposit, which assured suspension of the payments to the Federal Government, although it maintained the lawsuit and resumed the monthly payments. This conversion to the Government has not been granted in court.

     o Civil litigation - The reserve refers mainly to a lawsuit proposed by a former franchisee against the Company claiming the right to be reimbursed for losses incurred in the ordinary course of business. Management, based on the opinion of its external legal counsel, believes that the recorded accrual of R$253 in 2003 (R$222 in 2002), is sufficient to cover probable losses.

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

          In addition to the above mentioned reserves, the Company is a defendant in other tax lawsuits, considered a remote loss by legal counsel. Such lawsuits have their settlements guaranteed by bank guarantees, as per judicial procedures request, in the amount of R$2,018.

          The Company's management, based on the opinion of its external legal and tax counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations and believes that no additional reserves for contingencies are required to be recorded.


12.  INCOME TAX AND SOCIAL CONTRIBUTION

     (a)  Deferred income tax and social contribution

     Temporary differences that give rise to deferred tax assets are as follows:

                                                           December 31,
                                                  -----------------------------
                                                   2002       2003        2003
                                                  ------     ------      ------
                                                    R$         R$          US$
                                                  ------     ------      ------
          Deferred tax assets:
              Allowance for doubtful accounts          7          7           2
              Reserve for contingencies              202        211          73
              Other                                    2         61          21
                                                  ------     ------      ------
                                                     211        279          96
              Valuation allowance                   --         (211)        (73)
                                                  ------     ------      ------
                                                     211         68          23
              Current portion                         (7)        (7)         (2)
                                                  ------     ------      ------
              Long-term portion                      204         61          21
                                                  ======     ======      ======

     The current portion of deferred tax assets is recorded as other current assets as of December 31, 2002 and 2003. For December 31, 2003, the total amount of deferred tax assets refers to MFA. From 2004 on, after the spun-off, the Company's management believes, based on projections of future taxable income, that the realization of the deferred taxes previously recorded by the Company are not more likely than not to be realized and a valuation allowance has been recorded in the amount of R$211.

     (b)  Income tax and social contribution

     Income tax and social contribution at nominal rates are reconciled to the amount reported as income tax expense in the consolidated financial statements, as follows:

                                                    Year ended December 31,
                                           ------------------------------------------
                                            2001        2002        2003        2003
                                           ------      ------      ------      ------
                                             R$          R$          R$          US$
                                           ------      ------      ------      ------

     Income before taxes                      371       2,201       2,336         809
     Nominal rate                              34%         34%         34%         34%
                                           ------      ------      ------      ------
     Income taxes at nominal rate            (126)       (748)       (794)       (275)
         Equity in subsidiary                 (67)         15         (29)        (10)
         Goodwill amortization               (136)       --          --          --
         Interest on capital                   36        --          --          --
         Non deductible reserve for
            contingencies                     (97)          4        --          --
         Valuation reserve                   --          --          (211)        (73)
         Other                                 20          44         105          36
                                           ------      ------      ------      ------
     Income tax-profit and loss              (370)       (685)       (929)       (322)
                                           ======      ======      ======      ======

     The tax rates for the periods are:

     Income tax                                                              15%
     Additional income tax (for the taxable income exceeding R$240
       per year)                                                             10%
     Social contribution                                                      9%


13.  SHAREHOLDERS' EQUITY

     (a)  Capital stock

     As of December 31, 2002 capital stock as per the statutory records was represented by R$1,116 corresponding to 1,115,540 issued outstanding quotas, with par value of R$1.00 each. The quotas could not be sold, pledged or transferred to third parties without the approval of all quotaholders.

     As of December 31, 2003, capital stock as per the statutory records was represented by

     R$116 corresponding to 116,254 issued outstanding nominative common shares, without par value.

     The number of outstanding shares on December 31, 2003 is as follows:

                                           Shares             %
                                          ---------       --------
     Localiza Rent a Car S.A.               107,535           92.5%
     Aristides Luciano Azevedo Newton         8,719            7.5%
                                          ---------       --------
                                            116,254          100.0%
                                          =========       ========

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

     Brazilian legislation permits dividend payments limited to the accumulated earnings in the statutory consolidated financial statements prepared in accordance with Brazilian Corporate Law.

     For the years ended December 31, 2001, 2002 and 2003, the Company's net income, determined in accordance with Brazilian Corporate Law was R$148, R$1,516 and R$1,407 respectively, and the accumulated earnings available for distribution of profits were R$50, R$1,536 and R$1,508 respectively. The appropriation of the Company's net income was determined in quotaholders' meetings in 2001 and 2002, and by an shareholders' meeting in 2003, resulting in a decision to pay distribution of profits of R$30 in 2001, declared during the year, R$1,435 in 2002, of which R$853 was paid in 2003. For 2003, dividends of R$1,400 were declared and paid.

     (c)  Interest on capital

     The interest on capital paid in 2001, amounting to R$106, was approved by the quotaholders. Interest on capital, net of income tax withheld, amounting to R$90, was recorded as payable to related parties. Such amount was paid in 2002. The interest on capital was paid pursuant to Article
     No. 9 of Law No. 9,249, of December 26, 1995, and amendments introduced by Article No. 78 of Law No. 9,430, of December 27,
     1996. Interest was calculated based on quotaholders' equity, is limited to the variation of the Long-Term Interest Rate ("TJLP"), and is deductible for income tax purposes.

14.  SELLING, GENERAL, ADMINISTRATIVE AND OTHER EXPENSES

                                                                 Year ended December 31,
                                                        ------------------------------------------
                                                         2001        2002        2003        2003
                                                        ------      ------      ------      ------
                                                          R$          R$          R$          US$
                                                        ------      ------      ------      ------

     Payroll and related charges                           (16)       --           (25)         (9)
     External services                                    (120)       (118)        (73)        (25)
     Provision for bad debts                               (37)          4         (10)         (3)
     Write-off of uncollectible receivables                (92)       (100)         (7)         (2)
     Tax contingencies                                     (92)         (2)        (16)         (6)
     Bank fees                                             (21)        (15)        (12)         (4)
     Credit card fees                                      (32)         (2)         (6)         (2)
     Other                                                  (8)        (13)        (26)        (10)
                                                        ------      ------      ------      ------
                                                          (418)       (246)       (175)        (61)
                                                        ======      ======      ======      ======

15.  FINANCIAL (EXPENSES) INCOME, NET

                                                                      Year ended December 31,
                                                             ------------------------------------------
                                                              2001        2002        2003        2003
                                                             ------      ------      ------      ------
                                                               R$          R$          R$          US$
                                                             ------      ------      ------      ------

     Interest income                                            185         314         318         110
     Interest expense                                           (30)        (37)       (170)        (59)
     Taxes on financial revenues                                (11)        (13)        (14)         (5)
     Net monetary variation and exchange gains
         (losses)                                              (177)         24          (3)         (1)
     Other                                                      (39)        (65)        (52)        (18)
                                                             ------      ------      ------      ------
                                                                (72)        223          79          27
                                                             ======      ======      ======      ======

16.  TRANSACTIONS WITH RELATED PARTIES:

     The main balances and transactions with related parties are as follows:

                                                                      Year ended December 31,
                                                             ------------------------------------------
                                                              2001        2002        2003        2003
                                                             ------      ------      ------      ------
                                                               R$          R$          R$          US$
                                                             ------      ------      ------      ------
     Accounts receivable - Current assets:
         Localiza Rent a Car S.A.                               167        --          --          --
                                                             ======      ======      ======      ======

     Accounts receivable - Noncurrent assets:
         Minority shareholder                                    93          94        --          --
                                                             ======      ======      ======      ======

     Accounts payable and dividends - current
         liabilities:
         Minority shareholder                                     6          64        --          --
         Localiza Rent a Car S.A.                               246         999          52          18
         Total Fleet S.A.                                         3        --          --          --
                                                             ------      ------      ------      ------

                                                                      Year ended December 31,
                                                             ------------------------------------------
                                                              2001        2002        2003        2003
                                                             ------      ------      ------      ------
                                                               R$          R$          R$          US$
                                                             ------      ------      ------      ------
                                                                255       1,063          52          18
                                                             ======      ======      ======      ======

     Direct costs:
         Total Fleet S.A.                                      --          --            37          13
                                                             ======      ======      ======      ======

     Other revenues:
         Total Fleet S.A.                                        49          38        --          --
                                                             ======      ======      ======      ======

     Reimbursement of direct operating costs:
         Localiza Rent a Car S.A.                              (494)       (526)       (650)       (225)
                                                             ======      ======      ======      ======

     Financial interest expenses:
         Localiza Rent a Car S.A.                                 3        --          --          --
                                                             ======      ======      ======      ======


     Total Fleet S.A. is a wholly-owned subsidiary of Localiza and is engaged in the fleet management business.

     Management believes that such transactions were completed at arm's length and consistent with market conditions.


17.  FINANCIAL INSTRUMENTS

     The Company's financial instruments are recorded in balance sheet accounts, as of December 31, 2002 and 2003, at amounts that approximate their fair values on those dates. The management of these instruments is made through operational strategies, seeking liquidity, returns and safety. The control policy consists of continually checking contracted rates versus the market. The Company did not have derivatives during all periods presented.


18.  RECENTLY ISSUED ACCOUNTING STANDARDS

     During June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), "Business Combinations". SFAS No. 141 addresses financial accounting and reporting for business combinations. All business combinations in the scope of SFAS No. 141 are to be accounted for using one method, the purchase method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS No. 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 on January 1, 2002 did not have any impact on the Company's financial statements.

     During June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 amends SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of", to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. The adoption of SFAS No.142 on January 1, 2002 did not have any impact on the Company's financial statements.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under SFAS No. 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. Since the Company does have any legal asset retirement obligations pursuant to the respective concession contracts, the adoption of this standard as of January 1, 2003 did not have any impact on the Company's financial statements.

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

     In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to the Company. The provisions of SFAS No. 145 as they relate to the rescission of SFAS No. 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. The adoption of this statement did not have an impact on the Company's financial statements.

     In June 2002, FASB issued SFAS No. 146 "Accounting for costs associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between this Statement and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the Board in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This Statement also establishes that fair value is the objective for initial measurement of the liability. This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. During 2003, the Company did not have any exit or disposal activities and consequently, this statement did not have an impact on the Company's financial statements during the year ended December 31, 2003.

     In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

          1. Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

          2. Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

          3. Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

     SFAS No. 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of this statement did not have an impact on the Company's financial statements for the year ended December 31, 2003.

     In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of this statement did not have an impact on the Company's financial statements for the year ended December 31, 2003.

     In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation 46 "Consolidation of Variable Interest Entities, an interpretation of ARB 51" which provided a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in consolidated financial statement. FIN 46 was effective immediately for VIEs created after January 31, 2003 and to VIES in which an enterprise obtained a variable interest after that date. For variable interests in VIES created before February 1, 2003, FIN 46 applied to public enterprises no later than the beginning of the first interim or annual period beginning after June 15, 2003.

     On October 9, 2003 the FASB decided to defer the implementation date of FIN 46 to the fourth quarter instead of the third quarter. Pursuant to this deferral, public companies in the United States of America had to complete their evaluations of variable interest entities that existed prior to February 1, 2003, and the consolidation of those for which they are the primary beneficiary for financial statements issued for the first period ending after December 15, 2003. For calendar year companies, consolidation of previously existing variable interest entities was required in their December 31, 2003 financial statements. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

     In December 2003 FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. The key differences between FIN 46 (revised) and its predecessor FIN 46 include:

          1. FIN 46R now scopes out many - but not all - businesses, as that term is defined in the Interpretation. A business - assuming it is scoped out of FIN 46R - should be consolidated with its accounting parent (if it has one) only when required by longstanding, conventional consolidation guidance, most notably Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). Under FIN 46, any business potentially could have been a VIE (and, if so, subject to the Interpretation's unique consolidation requirements) depending on the design of the business' capital structure and other factors. Note that an entity whose primary activity is asset-backed financing or who acts as a single-lessee leasing entity cannot qualify for the scope exemption in FIN 46R, even if it would otherwise be a business. If such an entity is a VIE, it is covered by FIN 46R's consolidation requirements.

          2. FASB partially delayed FIN 46's effective date (for most public companies until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. For many foreign private issuers the effective date continues to be the beginning of the first annual period ending after December 15, 2003. For SPEs created by foreign private issuers after February 1, 2003, however, the effective date is no later than the end of the first reporting period ending after December 15, 2003.

     Based on an initial assessment of the provisions and requirements of FIN 46R, the Company believes that the implementation of this statement will not result in any impact to the Company's consolidated financial statements.


19.  VALUATION AND QUALIFYING ACCOUNTS

     Following are disclosures regarding the Company's valuation and qualifying accounts:

                                                                      Year ended December 31,
                                                             ------------------------------------------
                  Description                                 2001        2002        2003        2003
     ----------------------------------------------          ------      ------      ------      ------
                                                               R$          R$          R$          US$
                                                             ------      ------      ------      ------
     Reserve for contingencies:
     --------------------------

     Balances as of beginning of the year                       938       1,251         738         255
     Charges to costs and expenses                              706          72         143          50
     Deductions                                                (393)       (585)        (32)        (11)
                                                             ------      ------      ------      ------
     Balances as of end of the year                           1,251         738         849         294
                                                             ======      ======      ======      ======

     Allowance for doubtful accounts:
     --------------------------------

     Balances as of beginning of the year                        40          77          73          26
     Charges to expenses, net of reversions                      37          (4)         10           3
                                                             ------      ------      ------      ------
     Balances as of end of the year                              77          73          83          29
                                                             ======      ======      ======      ======

LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
Financial Statements Together with Report of Independent Registered Public Accounting Firm



Stated in thousands of Argentine pesos
December 31, 2002 and 2003
and for the three years for the period ended December 31, 2003

            Report of Independent Registered Public Accounting Firm

To the Shareholders of
Localiza Master Franchisee Argentina S.A.:

We have audited the balance sheets of Localiza Master Franchisee Argentina S.A. (an Argentine Corporation and a subsidiary of Localiza Franchising S.A.) as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended (all expressed in thousands of Argentine pesos). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such financial statements based on our audits. The financial statements of the Company as of December 31, 2001 and for the year in the period ended December 31, 2001, were audited by other auditors whose report, dated March 11, 2002 expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with generally accepted auditing standards in Argentina and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements expressed in thousands of Argentine pesos referred to in the first paragraph present fairly, in all material respects, the financial position of Localiza Master Franchisee Argentina S.A. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Buenos Aires, Argentina
March 12, 2004

/s/ Deloitte Touche Tohmatsu

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

Buenos Aires, Argentina,                  PISTRELLI, DIAZ Y ASOCIADOS
  March 11, 2002
                              /s/ Karen Grigorian

                                  KAREN GRIGORIAN
                                  Partner

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                                 BALANCE SHEETS

                           DECEMBER 31, 2002 AND 2003

        (in thousands of Argentine pesos - ARP - and U.S. dollars - US$)

                                                          December 31,
                                                      ----------------------
                                                       2002    2003    2003
                                                      ------  ------  ------
                                                       ARP     ARP     US$
                                                      ------  ------  ------
Current Assets:

Cash                                                      4      38      13
Accounts receivable                                     273     337     115
Other                                                    42     145      49
                                                      -----   -----   -----
       Total current assets                             319     520     177
                                                      -----   -----   -----

Noncurrent Assets:

Accounts receivable                                              15       5
Other                                                    75     170      58
Deferred income tax                                              62      21
Office equipment, net                                    13       7       3
                                                      -----   -----   -----
       Total non-current assets                          88     254      87
                                                      -----   -----   -----
       Total assets                                     407     774     264
                                                      =====   =====   =====

Current Liabilities:

Accounts payable                                         77     134      46
Accrued payroll and payroll taxes                        17      25       8
Accrued taxes, other than on income                       7       8       3
Due to related party                                    152     215      73
Other                                                    42     172      58
                                                      -----   -----   -----
       Total current liabilities                        295     554     188
                                                      -----   -----   -----

Noncurrent Liabilities:

Accrued contingencies                                    28      40      14
Other                                                     1        .       .
                                                      -----   -----   -----
       Total non-current liabilities                     29      40      14
                                                      -----   -----   -----

Shareholders' Equity:

Capital stock                                            25      25       9
Additional paid-in capital                              448     448     153
(Accumulated deficit) Retained earnings                (390)   (293)   (100)
                                                      -----   -----   -----
       Total shareholders' equity                        83     180      62
                                                      -----   -----   -----
       Total liabilities and shareholders' equity       407     774     264
                                                      =====   =====   =====


                       See notes to financial statements.

                            LEONARDO FEDERICI GUEDES
                                  Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                              STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

     (Stated in thousands of Argentine pesos - ARP and U.S. dollars - US$)

                                                                  Year ended December, 31
                                                       --------------------------------------------
                                                         2001        2002        2003        2003
                                                       --------    --------    --------    --------
                                                         ARP         ARP         ARP         US$
                                                       --------    --------    --------    --------
NET REVENUES:
Royalties and advertising fees                            668         772         762         260
Initial franchise fees                                     72          94         220          75
                                                         ----        ----        ----        ----

Total revenues                                            740         866         982         335

COSTS AND EXPENSES:
Operating                                                (706)       (588)       (779)       (266)
Selling, general and administrative                      (143)       (222)       (158)        (54)
Depreciation                                              (15)        (14)        (10)         (3)
                                                         ----        ----        ----        ----
Total costs and expenses                                 (864)       (824)       (947)       (323)
                                                         ----        ----        ----        ----
Operating income (loss)                                  (124)         42          35          12

FINANCIAL EXPENSES, NET                                   (10)          9           -           -
                                                         ----        ----        ----        ----
Net income (loss) for the year before income tax         (134)         51          35          12
Income tax benefit                                          -           -          62          21
                                                         ----        ----        ----        ----
Net income (loss) for the year                           (134)         51          97          33
                                                         ====        ====        ====        ====


                       See notes to financial statements.

                            LEONARDO FEDERICI GUEDES
                                    Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

                    (Stated in thousands of Argentine pesos)

                                                                      (Accumulated
                                           Capital    Additional        deficit)
                                            Stock   paid-in capital  Retained earnings  Total
                                           -------  ---------------  -----------------  -----
BALANCE AS OF DECEMBER 31, 2000               197          135            (307)          25

Irrevocable capital contribution                -          141               -           141

Net loss for the year                           -            -            (134)         (134)
                                             ----         ----            ----          ----
BALANCE AS OF DECEMBER 31, 2001               197          276            (441)           32

Reduction of capital stock                   (172)         172               -             -

Net income for the year                         -            -              51            51
                                             ----         ----            ----          ----
BALANCE AS OF DECEMBER 31, 2002                25          448            (390)           83


Net income for the year                                                     97            97
                                             ====         ====            ====          ====
BALANCE AS OF DECEMBER 31, 2003                25          448            (293)          180
                                             ====         ====            ====          ====


                       See notes to financial statements.

                            LEONARDO FEDERICI GUEDES
                                    Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

     (Stated in thousands of Argentine pesos - ARP and U.S. dollars - US$)

                                                                  Year ended December, 31
                                                       --------------------------------------------
                                                         2001        2002        2003        2003
                                                       --------    --------    --------    --------
                                                         ARP         ARP         ARP         US$
                                                       --------    --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss) for the year                           (134)         51          97           33

Adjustments to reconcile net income (loss) to
    net cash provided by (used
    in) operating activities:
    Income tax                                                                    (62)         (21)
    Depreciation                                           15          14          10            3
    Provision for contingencies                            17          11          12            4
                                                        -----       -----       -----         ----
                                                         (102)         76          57           19
    Changes in assets and liabilities:
       Accounts receivable                                 (1)        (93)        (79)         (27)
       Other assets                                         7         (64)       (198)         (68)
       Accounts payable                                    30         (28)         57           19
       Accrued payroll and payroll taxes                   (7)         (9)          8            3
       Accrued taxes                                      (36)        (13)          1            -
       Other liabilities                                   (2)         14         129           45
                                                        -----       -----       -----         ----
                                                           (9)       (193)       (144)         (49)

Net cash used in operating activities                    (111)       (117)        (25)          (9)
                                                        =====       =====       =====         ====


                            LEONARDO FEDERICI GUEDES
                                    Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

     (Stated in thousands of Argentine pesos - ARP and U.S. dollars - US$)

                                                                  Year ended December, 31
                                                       --------------------------------------------
                                                         2001        2002        2003        2003
                                                       --------    --------    --------    --------
                                                         ARP         ARP         ARP         US$
                                                       --------    --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to office equipment                              (6)          -          (4)       (1)
Net cash used in investing activities                      (6)          -          (4)       (1)
                                                         ----        ----        ----      ----


CASH FLOWS FROM FINANCING ACTIVITIES:

Transactions with related parties:

   Increase in (repayment of) intercompany debt           (38)        120          63         22
   Irrevocable capital contribution                       141           -           -          -
                                                         ----        ----        ----      ----
Net cash provided by financing activities                 103         120          63         22
                                                         ----        ----        ----      ----

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      (14)          3          34         12
                                                         ----        ----        ----      ----

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR             15           1           4          1
                                                         ----        ----        ----      ----

CASH AND CASH EQUIVALENTS AT END OF YEAR
                                                            1           4          38         13
                                                         ====        ====        ====      =====
Supplemental disclosures of cash flow information-

Cash paid during the year for Income taxes                  1           -           -          -


                       See notes to financial statements.

                            LEONARDO FEDERICI GUEDES
                                    Chairman

                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.

                       NOTES TO THE FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2002 AND 2003

  (Amounts expressed in thousands of Argentine pesos - ARP and U.S. dollars -
                       US$, unless otherwise indicated)

1.   THE COMPANY AND ITS OPERATIONS:

      Localiza Master Franchisee Argentina S.A. ("the Company") is a corporation ("sociedad anonima") organized under the laws of the Republic of Argentina and domiciled in the city of Buenos Aires; its main shareholder is Localiza Franchising S.A. (Formerly Localiza Franchising Ltda.), a company domiciled in Belo Horizonte, Brazil. The Company, engaged in the commercial use of licenses and trademarks, started its operations during the year 1992.

      The Company grants exclusive rights to its franchisees for defined geographic areas pursuant to renewable contracts. Franchisees generally pay the Company an initial fixed fee when the contract is signed, plus a monthly flat fee consisting of royalties and an advertising fee, based on gross revenues generated by the franchisees.

      On August 30, 1999, Localiza Franchising S.A., acquired a 60% interest in the Company from EDS Inversora S.A. As a consequence of this transaction Localiza Franchising S.A. increased its ownership in the Company to 99.99%.

      By virtue of the Master Franchise Agreement signed between the Company (as "franchisee") and Localiza Franchising S.A. (as "franchisor"), the Company must pay Localiza Franchising S.A. 1.5% of the car rental earned by the Company's franchisees. However, this payment was waived as from September 1999. This Master Franchisee Agreement has a 10-year term, starting March 1994.

2.   BASIS FOR PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS:

     a)   Accounting records

          The Company's accounting records are maintained in Argentine pesos (U$S1=$ 2.93 as of December 31, 2003) based on the criteria prescribed by the Argentine Corporate Law. These records serve as a basis for the distribution of results/dividends.

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

     c)   Translation of balances from Argentine pesos to U.S. dollars

          The financial statements are stated in Argentine pesos, the currency of the country in which the company is incorporated and operates. The translations of Argentine peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Argentine pesos 2.93 to $1 U.S., the approximate free rate of exchange at December 31, 2003. Accordingly, it should not be construed that the financial statements in U.S. dollars present the financial position, results of operations, changes in shareholders' equity and cash flows in accordance with accounting principles generally accepted in the United States of America. Such translations should not be construed as representations that the Argentine peso amounts could be converted into U.S. dollars at the above or any other rate.

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

          Estimated useful lives are as follows:

          Furniture and fixtures                         5 years
          Software and equipment                         3 to 5 years
          Facilities                                     5 years

          The Company's estimated undiscounted future cash flows are sufficient to recover the carrying value of fixed assets at period end.

     c) Income and social contribution taxes - The Company calculates income taxes at the current rate of 35% based on the taxable income for the year. Deferred taxes arising from temporary differences are recognized using the criteria set forth in Statement of Financial Accounting Standard No. 109, "Accounting for income taxes".

          The tax on minimum presumed income (TOMPI) is complementary to income tax because while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum levy on the potential income from certain productive assets at a 1% tax rate; the tax obligation of the Company is equal to the higher of the two taxes. However, if the tax on minimum presumed income exceeds income tax in one tax year, such excess may be computed as a tax credit against any excess of income tax over the tax on minimum presumed income that might arise in any of the ten subsequent years.

          In the year ended December 31, 2000, and as a result of the enactment of Law No. 25,360 that extended the term over which the Company may compute minimum presumed income tax as payment on account of income tax to ten years, the Company has reversed in 2001 the valuation reserve against the minimum presumed income tax, which had been charged to income during the prior year. In addition, the Company has recorded minimum presumed income tax, which has been included in the Other noncurrent receivables account as minimum presumed income tax.

          As of December 31, 2002, a full valuation allowance was recorded against the tax deferred assets (including the tax loss carryforward), as management believed that realization of these benefits was not probable.

          During fiscal year 2003, the valuation allowance was reversed, as the Company considers that, according to management projections, it is more likely than not that the deferred tax assets will be realized.

          The calculated tax loss carryforward will be available to offset future taxable income until 2005 and 2006. In each fiscal year in which the tax loss carryforward is realized, the income tax benefit will be realized provided that income tax (after offsetting) equals or exceeds TOMPI, but will be reduced for any amount in which TOMPI may exceed income tax.

     d) Assets and liabilities denominated in foreign currencies - Foreign exchange gains and losses are included in the determination of net income/loss for the relevant periods.

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

                                                        December 31,
                                                ----------------------------
                                                  2002      2003      2003
                                                --------  --------  --------
                                                  ARP       ARP       US$
                                                --------  --------  --------
4.   CASH:

     Cash                                            1         3         1
     Bank deposits                                   3        35        12
                                                  ----      ----      ----
                                                     4        38        13
                                                  ----      ----      ----

5.   ACCOUNTS RECEIVABLE:

     Current:

     Royalties and advertising fees                303       343       117
     Other                                          20        47        16
                                                  ----      ----      ----
                                                   323       390       133
     Less-Allowance for doubtful accounts          (50)      (53)      (18)
                                                  ----      ----      ----
                                                   273       337       115
                                                  ====      ====      ====

                                                        December 31,
                                                ----------------------------
                                                  2002      2003      2003
                                                --------  --------  --------
                                                  ARP       ARP       US$
                                                --------  --------  --------
     Non-current:
     Royalties and advertising fees                           15         5
                                                            ----      ----
                                                              15         5
                                                            ====      ====

6.   OTHER ASSETS:

     Current:
     Director fees advances                         30       113        39
     Other                                          12        32        10
                                                  ----      ----      ----
                                                    42       145        49
                                                  ====      ====      ====

     Non-current:
     Fiscal credits                                 71       166        57
                                                  ----      ----      ----
     Other                                           4         4         1
                                                  ----      ----      ----
                                                    75       170        58
                                                  ====      ====      ====

7.   OFFICE EQUIPMENT, NET:

     Furniture and fixtures                         56        60        21
     Software and equipment                          8         8         3
     Facilities                                      3         3         1
     Accumulated depreciation                      (54)      (64)      (22)
                                                  ----      ----      ----
                                                    13         7         3
                                                  ====      ====      ====

8.   INCOME TAX:

     The income tax consists of the following:

                                                        December 31,
                                                ----------------------------
                                                  2002      2003      2003
                                                --------  --------  --------
                                                  ARP       ARP       US$
                                                --------  --------  --------
     Current
     Deferred                                        -        62        21
                                                  ----      ----      ----
     Provision for income tax                        -        62        21
                                                  ----      ----      ----

     The provision for income tax differs from the amount computed by applying the statutory tax rate to net (loss) income before provision for income tax. The sources and tax effects of the differences are as follows:

                                                        December 31,
                                                ----------------------------
                                                  2002      2003      2003
                                                --------  --------  --------
                                                  ARP       ARP       US$
                                                --------  --------  --------
     Income before taxes                            51        35        12
     Nominal rate                                   35%       35%       35%
                                                  ----      ----      ----
     Income tax benefit at nominal rate             18        12         4
     Difference, net (in 2002 - adjustment for
       inflation)                                   27        (1)
                                                  ----      ----      ----
     Income tax - current                           45        11         4
     Tax loss carryforward used                    (45)      (11)       (4)
     Temporary differences, net                               62        21
                                                  ----      ----      ----
     Income tax - total                              -        62        21
                                                  ----      ----      ----

     Temporary differences, which give rise to deferred tax assets are as follows:

                                                        December 31,
                                                ----------------------------
                                                  2002      2003      2003
                                                --------  --------  --------
                                                  ARP       ARP       US$
                                                --------  --------  --------
     Allowance for doubtful accounts                 7         9         3
     Accrued contingencies                           3        --        --
     Tax loss carryforward (1)                      64        53        18
                                                  ----      ----      ----
     Subtotal                                       74        62        21
     Valuation allowance                           (74)       --        --
                                                  ----      ----      ----
     Net deferred tax asset                         --        62        21
                                                  ====      ====      ====

     (1) Tax loss carryforward expires after five years. The expiration dates as of December 31, 2003 are as follows:

                     Year of
                    expiration      ARP        US$
                    ----------    -------    -------
                       2005          23         8
                       2006          30        10
                                     --        --
                                     53        18
                                     ==        ==

     The Company had established a valuation allowance against the net deferred tax asset position at December 31, 2002, as management believed that realization of these benefits were not probable at that time.

     During fiscal year 2003, the valuation allowance was reversed, as the Company considers that, according to management projections, it is more likely than not that the deferred tax assets will be realized.

9.   CAPITAL STOCK:

     After giving effect to the reduction of Capital stock approved by the Shareholders' meeting held October 2, 2002, as of December 31 2003, capital stock consisted of 25,000 shares, at a par value of ARP 1.00. Capital is held as follows:

                                           Shares outstanding at December 31,
                                           ---------------------------------
                                                 2002             2003
                                               --------         --------
     Localiza Franchising S.A.                   24,999          24,999
     Aristides Luciano Azevedo Newton                 1               1
                                               --------         --------
                                                 25,000          25,000
                                               --------         --------

10.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

                                                Year ended December 31,
                                        --------------------------------------
                                          2001      2002      2003      2003
                                        --------  --------  --------  --------
                                          ARP       ARP       ARP       US$
                                        --------  --------  --------  --------

     Collection commissions                 21         -         -         -
     Provision for doubtful accounts        36        50         4         1
     Outside services                       34        56        54        18
     Other                                  52       116       100        35
                                          ----      ----      ----      ----
                                           143       222       158        54
                                          ====      ====      ====      ====

11.  FINANCIAL EXPENSES, NET:

                                                Year ended December, 31
                                        --------------------------------------
                                          2001      2002      2003      2003
                                        --------  --------  --------  --------
                                          ARP       ARP       ARP       US$
                                        --------  --------  --------  --------

     Interest income                         1         7         1         -
     Interest expense                      (13)       (4)       (2)        -
     Tax on financial revenues              (3)        -         -         -
     Exchange gain                           5         6         1         -
                                          ----      ----      ----      ----
                                           (10)        9         -         -
                                          ====      ====      ====      ====

12.  IMPACT OF ARGENTINA'S RECENT ECONOMIC REFORMS ON THE COMPANY'S
     OPERATIONS

     Beginning in 1991, the Argentine government maintained the value of its currency such that one Argentine peso equaled one U.S. dollar. During 2001, Argentina suffered a severe economic and monetary crisis. In early January 2002, as Argentina's ongoing political and financial crisis deepened, the country defaulted on its massive foreign debt and the Argentine government abandoned the decade-old fixed peso-dollar exchange rate and permitted the peso to float freely against the U.S. dollar. The peso free market opened on January 11, 2002 and the peso traded at 0.606 U.S. dollars per peso (1.65 pesos to the U.S. dollar). After a significant devaluation in 2002, the peso ended 2002 and 2003 with a value of 0.297 U.S. dollars per peso and 0.341 U.S. dollars per peso, respectively.

     The devaluation of the peso affected and will generally affect the Company's consolidated financial statements by generating foreign exchange gains or losses on monetary assets and liabilities denominated in foreign currencies, and will generally result in a decrease, in U.S. dollar terms, in the Company's revenues, costs and expenses. The devaluation may have adverse, unknown and unforeseeable effects on the Company.

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

13.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     Balances and revenues (expenses) on transactions completed with Localiza Franchising S.A. are as follows:

                                                  Localiza Franchising S.A.
                                                     As of December 31,
                                                ----------------------------
                                                  2001      2002      2003
                                                --------  --------  --------

     Payables                                       32       152       215

     Income (expense):

     Other charges                                 (10)        -         -
     Interest paid                                   1         -         -
     Expense reimbursement                          27         -         -

     During 2001, the Company's shareholder has transferred to Localiza MFA, effective January 1st 2001, the rights and obligations derived from franchise agreements signed with franchisees from Paraguay, Uruguay, Bolivia, Mexico, Peru and Aruba. Accordingly, Royalties and advertising fees include approximately 100 for franchise fees from these franchisees.

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

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which is effective for years beginning after June 15, 2002, which will be the Company's fiscal year 2003. SFAS No. 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the related asset and depreciated over the life of the asset. The liability is accreted each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The adoption of SFAS No. 143 on January 1, 2003 had no impact on the Company.

     In August 2001 the FASB issued SFAS No. 144, "Accounting for the impairment or Disposal of Long-Lived Assets". The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001 with early application encouraged. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of an supersedes SFAS No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". However, this Statement retains the fundamental provision of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions" for segments of a business to be disposed of to expand discontinued operations presentation to a component of an entity. Finally, SFAS No. 144 amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a temporarily controlled subsidiary. The adoption of SFAS No. 144 had no impact on the Company.

     In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of "April 2002" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS 145 amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 had no impact on the Company.

     In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. During 2003, the Company did not have any exit or disposal activities and consequently, this statement did not have an impact on the Company's financial statements during the year ended December 31, 2003.

     In November 2002, the FASB issued Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of this statement did not have an impact on the Company's financial statements for the year ended December 31, 2003.

     In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN No. 46"). FIN No. 46 addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. The interpretation requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of operations of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities--an interpretation of ARB 51 (revised December
     2003) ("FIN No. 46R"), which includes significant amendments to previously issued FIN No. 46. Among other provisions, FIN No. 46R includes revised transition dates for public entities. The Company is now required to adopt the provisions of FIN No. 46R no later than the end of the first reporting period that ends after March 15, 2004. The adoption of this statement did not have an impact on the Company's financial statements for the year ended December 31, 2003.

     In May 2003, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, with the exception of an indefinite deferral relating to application to limited life entities. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The adoption of SFAS No. 150 did not result in the reclassification of any financial instruments in the Company's financial statements.

                            LEONARDO FEDERICI GUEDES
                                    Chairman

                                 EXHIBIT INDEX
                                 -------------

1.1  Charter and bylaws of Localiza Rent a Car S.A. (English translation)

1.2  Charter and bylaws of Total Fleet S.A. (English translation)1

1.3  Charter and bylaws of Localiza Franchising S.A. (English translation)

1.4 Charter and bylaws of Prime Prestadora de Servicos S.A. (English translation)

1.5 Charter and bylaws of Localiza Master Franchisee Argentina S.A. (English translation)2

8.1  List of significant subsidiaries

10.1 Consent of Deloitte Touche Tohmatsu Auditores Independentes as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003 (Localiza)

10.2 Consent of Deloitte Touche Tohmatsu Auditores Independentes as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003 (Franchising)

10.3 Consent of Deloitte & Co. S.R.L. as of December 31, 2002 and 2003 and for the two years in the period ended December 31, 2003 (MFA)

10.4 Letter from MFA regarding certain representations given by Andersen3

10.5 Notice issued by MFA regarding consent of Andersen

11.1 Code of Ethics of Localiza Rent a Car S.A. and Subsidiaries

12.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2003 (Localiza)

12.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2003 (Total Fleet)

12.3 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2003 (Franchising)

12.4 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2003 (Prime)

12.5 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2003
     (MFA)

13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (Localiza)

13.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (Total Fleet)

13.3 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (Franchising)

13.4 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (Prime)

13.5 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2003
     (MFA)

----------------------
1 Incorporated by reference to our Annual Report in Form 20-F for fiscal year ended December 31, 2001 (File No. 333-8128) filed with the SEC on June 28, 2002.

2 Incorporated by reference to our Annual Report in Form 20-F for fiscal year ended December 31, 2002 (File No. 333-8128) filed with the SEC on June 30, 2003.

3 Copy of a letter filed with the SEC on June 28,2002.